Form 20-F
period 2015-12-31
Endesa Americas S.A.
filed 2016-04-29
CIK 1660078

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                to

Commission file number: 001-37724

ENDESA AMÉRICAS S.A.

(Exact name of Registrant as specified in its charter)

ENDESA AMÉRICAS S.A.

(Translation of Registrant’s name into English)

CHILE

(Jurisdiction of incorporation or organization)

Santa Rosa 76, Santiago, Chile

(Address of principal executive offices)

Raúl Arteaga, phone: (56-2) 2630-9727, raul.arteaga@enel.com, Santa Rosa 76, Piso 15, Santiago, Chile

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Representing Common Stock Common Stock, no par value *	New York Stock Exchange

* Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares of Common Stock:	8,201,754,580

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes       ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐      Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☐ Yes       ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐      Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                        Accelerated filer ☐                                     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐      Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes       ☒ No

Endesa Américas’ Organizational Structure (1)

As of December 31, 2015 (assuming the spin-off of Endesa Américas had occurred as of such date)

(1)	Only principal operating combined entities are presented here. The percentage listed for each of our combined entities represents our economic interest in such combined entity.
(2)	We hold 56.4% of Emgesa’s voting rights as a result of a transfer of voting rights from Enersis Américas and we are allowed to appoint the majority of the Board members pursuant to a shareholders’ agreement. We therefore control Emgesa. For more information on our control and combination of Emgesa, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.

GLOSSARY

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	A publicly held Brazilian distribution company operating in Rio de Janeiro, owned by Enel Brasil.

ANEEL	Agência Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

BNDES	Banco Nacional de Desarrollo Económico y Social	The National Bank for Economic and Social Development (“BNDES”) is the principal agent of development in Brazil with a focus on sustainable social and environmental development.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Enel Brasil.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

Chilean Stock Exchanges	Chilean Stock Exchanges	The three principal stock exchanges located within Chile: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.

Chilectra Américas	Chilectra Américas S.A.	Electricity distribution company owned by Enersis Américas holding minority interests in electricity distribution companies in Argentina, Brazil, Colombia and Peru.

Chilectra Chile	Chilectra S.A.	Chilean electricity distribution company owned by Enersis Chile operating in the Santiago metropolitan area.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Enel Brasil.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company that operates mainly in Bogotá and controlled by Enersis Américas.

Coelce	Companhia Energética do Ceará S.A.	A publicly held Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Enel Brasil.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Costanera	Central Costanera S.A.	A publicly held Argentine generation company that is controlled by us. Formerly known as Endesa Costanera.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Argentine transmission company and a subsidiary of Enel Brasil.

DCV	Depósito Central de Valores S.A.	Chilean Central Securities Depositary.

Edegel	Edegel S.A.A.	A publicly held Peruvian generation company, our combined entity.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	A publicly held Peruvian distribution company, with a concession area in the northern part of Lima, and a subsidiary of Enersis Américas.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company, with a concession area in the south of the Buenos Aires greater metropolitan area, and a subsidiary of Enersis Américas.

El Chocón	Hidroeléctrica El Chocón S.A.	Argentine generation company with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina and our combined entity.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company, our combined entity.

Endesa Américas	Endesa Américas S.A.	Our company, a publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with electricity generation operations in Argentina, Brazil, Colombia and Peru. The Registrant of this Report.

Endesa Chile	Empresa Nacional de Electricidad S.A.	A publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with electricity generation assets in Chile, and a combined entity of Enersis Chile

Enel	Enel S.p.A.	An Italian energy company with multinational operations in the power and gas markets. A 60.6% beneficial owner of Enersis Américas and our ultimate parent company.

Enel Brasil	Enel Brasil, S.A.	Brazilian holding company and a subsidiary of Enersis Américas. Enel Brasil was formerly known as Endesa Brasil S.A.

Enel Iberoamérica	Enel Iberoamérica, S.R.L.	A wholly-owned subsidiary of Enel and owner of 20.3% of Enersis Américas, which it acquired from Endesa Spain in October 2014. Enel Iberoamérica was formerly known as Enel Energy Europe S.R.L.

Enel Latinoamérica	Enel Latinoamérica, S.A.	A wholly-owned subsidiary of Enel Iberoamérica and owner of 40.3% of Enersis Américas.

Enersis Américas	Enersis Américas S.A.	A publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia, and Peru, and is controlled by Enel. Our parent company.

Enersis Chile	Enersis Chile S.A.	A publicly held limited liability stock corporation incorporated under the laws of the Republic of Chile, which holds combined entities engaged primarily in the generation and distribution of electricity in Chile, and is controlled by Enel.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

ESM	Extraordinary Shareholders’ Meeting	Extraordinary Shareholders’ Meeting.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Brazilian generation company that operates a combined cycle plant, located in the state of Ceará. Fortaleza is wholly-owned by Enel Brasil.

Gener	AES Gener S.A.	Chilean generation company and our competitor in Argentina and Colombia.

IFRS	International Financial Reporting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

LNG	Liquefied Natural Gas	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina, Colombia and Peru.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non-Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders’ Meeting	Ordinary Shareholders’ Meeting.

SVS	Superintendencia de Valores y Seguros	Chilean Superintendence of Securities and Insurance, the authority that supervises public companies, securities and the insurance business.

UF	Unidad de Fomento	Chilean inflation-indexed, Chilean peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 Unidad Tributaria Mensual (“UTM”), which is a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

XM	Expertos de Mercado S.A. E.S.P.	A subsidiary of Interconexión Eléctrica S.A. (“ISA”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Endesa Américas S.A. (“Endesa Américas” or the” Company”) and our combined entities unless the context indicates otherwise. Unless otherwise noted, our interest in our principal combined entities and jointly-controlled entities and associates is expressed in terms of our economic interest as of December 31, 2015.

We are a Chilean company engaged directly and through our combined entities and jointly-controlled entities in the electricity generation business in Argentina, Colombia and Peru and minority interest in generation, distribution and transmission operations in Brazil. As of the date of this Report, our direct controlling entity, Enersis Américas S.A. (“Enersis Américas”), beneficially owns 60.0% of our shares. Enel S.p.A. (“Enel”), an Italian energy company with multinational operations in the power and gas markets, beneficially owns 60.6% of Enersis Américas through wholly-owned subsidiaries.

Overview of the Spin-Off and Reorganization

The Spin-Off is part of a reorganization (the “Reorganization”) of certain companies ultimately controlled by Enel, which beneficially owns 60.6% of Enersis Américas. The Reorganization is intended to separate the electricity generation businesses and assets of Empresa Nacional de Electricidad S.A. (“Endesa Chile”) electricity generation businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru.

The Spin-Offs

Endesa Chile conducted a “división” or “demerger” under Chilean corporate law to separate Endesa Chile into two companies. The new company, Endesa Américas was established as a separate company and was assigned the equity interests, assets and associated liabilities of the Company’s businesses outside of Chile (the “Separation”) on March 1, 2016. Endesa Américas registered the shares of Endesa Américas with the Securities Registry of the SVS under Chilean law and the SEC under applicable U.S. federal securities laws, and on April 21, 2016, Endesa Chile distributed to its shareholders shares of Endesa Américas in proportion to their share ownership in Endesa Chile based on a ratio of one share of Endesa Américas for each outstanding share of the Company (the “Distribution,” and together with the Separation, the “Spin-Off”). Following the Separation and the Spin-Off, Endesa Chile continues to hold the Chilean businesses and assets formerly owned by Endesa Chile.

In addition to the Spin-Off, Chilectra S.A., a Chilean electricity distribution company and subsidiary of Enersis (“Chilectra”), conducted a “demerger” and spun-off to its shareholders pro rata the shares of a new Chilean company, Chilectra Américas S.A. (“Chilectra Américas”), that holds the non-Chilean businesses and assets, comprised exclusively of Chilectra’s ownership interests in shares of companies domiciled outside of Chile (the “Chilectra Spin-Off” and together with the Spin-Off, the “Endesa/Chilectra Spin-Offs”). Chilectra Américas registered the shares of Chilectra Américas with the Securities Registry of the SVS and Chilectra continues to hold the Chilean businesses and assets of Chilectra (“Chilectra Chile”).

Enersis Américas, as the former 60.0% owner of Endesa Chile and the 99.1% owner of Chilectra prior to the Endesa/Chilectra Spin-Offs, now owns 60.0% of Endesa Américas and 99.1% of Chilectra Américas as a result of the Endesa/Chilectra Spin-Offs and the minority shareholders of Endesa Chile and Chilectra hold their respective percentage interests in Endesa Américas and Chilectra Américas, respectively. The shares of Endesa Américas and Chilectra Américas are listed and traded on the Chilean Stock Exchanges, and the American Depositary Receipts (“ADRs”) of Endesa Américas are listed and traded on the New York Stock Exchange (“NYSE”).

Following the Endesa/Chilectra “demergers”, Enersis S.A. conducted a “demerger” of Enersis Chile S.A. (“Enersis Chile”) and changed its name to Enersis Américas S.A. and, following the Endesa/Chilectra Spin-Offs, spun-off to its shareholders pro rata the shares of a new Chilean company, Enersis Chile, that was assigned the Chilean businesses and assets, including the equity interests in each of Endesa Chile and Chilectra Chile after giving effect to the Endesa/Chilectra “demergers” (the “Enersis Spin-Off”). Enersis Chile registered the shares of Enersis Chile with the Securities Registry of the SVS under Chilean law and the SEC under applicable U.S. federal securities laws in connection with the Enersis Spin-Off, which was completed in April 2016.

Enel beneficially owns 60.6% of Enersis Chile, and the minority shareholders of Enersis Américas own their respective percentage interest in Enersis Chile. The shares of Enersis Chile are listed and traded on the Chilean Stock Exchanges and the ADRs of Enersis Chile are listed and traded on the NYSE.

The following chart sets forth our corporate structure as of the date of this Report:

The Merger

Enersis Américas, our Company and Chilectra Américas, and subject to approval by shareholders holding at least two-thirds of the outstanding shares of the relevant companies, intend to merge together (the “Merger”), with Enersis Américas continuing as the surviving company under the name Enersis Américas S.A. (the “Surviving Company”). Following completion of the Merger, the Surviving Company expects to continue to have its shares publicly traded and listed in Chile on the Chilean Stock Exchanges and its ADRs traded on the NYSE. In the Merger, the shares of our Company and Chilectra Américas are expected to be converted into shares of the Surviving Company and Endesa Américas and Chilectra Américas shares will cease trading on the Chilean Stock Exchanges and Endesa Américas ADRs would cease to trade on the NYSE. Following the Merger, Enel is expected to continue to be the ultimate controlling shareholder, through its beneficial ownership, of the Surviving Company and the former minority shareholders of Enersis Américas, Endesa Américas and Chilectra Américas will own the minority interest in the Surviving Company.

A majority of the Board of Directors of Endesa Chile has determined the number of shares of Enersis Américas to be paid by Enersis Américas as consideration for each share of Endesa Américas in connection with the Merger, if approved by the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas to be 2.8 shares of Enersis Américas for one share of Endesa Américas.

The Tender Offer

In connection with the Merger (as described below), Enersis Américas expects to conduct a public cash tender offer (oferta pública de adquisición de valores) for the shares and ADSs of Endesa Américas under Chilean law and applicable U.S. securities laws (the “Tender Offer”). The Tender Offer is expected to commence immediately prior to the date of the extraordinary shareholders’ meetings of Endesa Américas to approve the Merger.

The Tender Offer is contingent on (i) the completion of the Endesa/Chilectra Spin-Offs and the Enersis Spin-Off, (ii) the approval of the Merger by the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas at separate extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas as described in “— The Merger,” (iii) less than 6.73% of the outstanding shares of Enersis Américas, 7.72% of the outstanding shares of Endesa Américas and 0.91% of the outstanding shares of Chilectra Américas exercising the right of withdrawal in connection with the Merger, and (iv) the absence of any significant adverse supervening events that would make the Tender Offer not in the best interest of Enersis Américas.

The Tender Offer is expected to be for all shares, including in the form of ADSs represented by ADRs of Endesa Américas (other than those held by Enersis Américas), for a price of Ch$ 285.00 per share (or the equivalent in U.S. dollars at the date of payment in the case of ADSs), and will be subject to other terms and conditions which will be provided at the appropriate time. The Tender Offer is expected to occur by the third quarter of 2016.

The following chart sets forth our group corporate structure following the Merger:

In connection with the Merger, each of Enersis Américas, Endesa Américas and Chilectra Américas expects to hold an extraordinary shareholders’ meeting to approve the Merger during the third quarter of 2016. Prior to such extraordinary shareholders’ meetings, Enersis Américas will register the shares of the Surviving Company to be issued in the Merger with the SEC under the Securities Act. In connection with their respective extraordinary shareholders’ meetings to approve the Merger, Enersis Américas will distribute to the shareholders of each of Enersis Américas and Endesa Américas an information statement/prospectus containing information about the Merger and the Surviving Company.

PRESENTATION OF INFORMATION

Financial Information

In this Report, unless otherwise specified, references to “U.S. dollars,” “US$,” are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,” or “reais” are to Brazilian reais, the legal currency of Brazil; references to “soles” are to Peruvian Soles, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Development Units (Unidades de Fomento).

The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is adjusted daily to reflect changes in the official Consumer Price Index (“CPI”) of the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas or “INE”). The UF is adjusted in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. As of December 31, 2015, one UF was equivalent to Ch$ 25,629.09. The U.S. dollar equivalent of one UF was US$ 36.09 as of December 31, 2015, using the Observed Exchange Rate reported by the Central Bank of Chile (Banco Central de Chile) as of December 31, 2015 of Ch$ 710.16 per US$ 1.00. The U.S. dollar observed exchange rate (dólar observado) (the “Observed Exchange Rate”), which is reported by the Central Bank of Chile and published daily on its webpage, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market

The Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to maintain the Observed Exchange Rate within a desired range.

As of March 31, 2016, one UF was equivalent to Ch$ 25,812.05. The U.S. dollar equivalent of one UF was US$ 38.54 on March 31, 2016, using the Observed Exchange Rate reported by the Central Bank of Chile as of such date of Ch$ 669.80 per US$ 1.00.

Our combined financial statements and, unless otherwise indicated, other financial information concerning us included in this Report are presented in Chilean pesos. We have prepared our combined financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All of our combined entities are combined and all their assets, liabilities, income, expenses and cash flows are included in the combined financial statements after making the adjustments and eliminations related to intra-group transactions. References in this Report to combined entities refer to entities that are controlled, either directly or indirectly, by Endesa Américas. Control is achieved when Endesa Américas (i) has power over the entity, (ii) is exposed, or has rights, to variable returns from its involvement with the entity and (iii) has the ability to use its power to effect its returns. Endesa Américas has power over its combined entities when it holds the majority of the substantive voting rights or, when it has less than a majority of the voting rights, and those rights are sufficient to give it the practical ability to direct the relevant activities of the entity unilaterally.

For the convenience of the reader, this Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate for December 31, 2015, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this Report could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”.

Technical Terms

References to “TW” are to terawatts; references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes. References to “BTU” and “MBTU” are to British thermal unit and million British thermal units, respectively. A “BTU” is an energy unit equal to approximately 1,055 joules. References to “Hz” are to hertz; and references to “mtpa” are to metric tons per annum. Unless otherwise indicated, statistics provided in this Report with respect to the installed capacity of electricity generation facilities are expressed in MW. One TW equals 1,000 GW, one GW equals 1,000 MW and one MW equals 1,000 kW.

Statistics relating to aggregate annual electricity production are expressed in GWh and based on a year of 8,760 hours, except for leap years, which are based on 8,784 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding their own energy consumption and losses on the part of the power plant), within a given period. Losses are expressed as a percentage of total energy generated.

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Endesa Américas in its related companies. In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage of economic interest in a directly held related company by the percentage of economic interest of any entity in the ownership chain of such related company. For example, if we own 60% of a directly held combined entity and that combined entity owns 40% of an associate, our economic interest in such associate would be 60% times 40%, or 24%.

Rounding

Certain amounts included in our combined financial statements have been rounded for ease of presentation. Percentages expressed in this Report may not have been calculated using rounded amounts, but by using amounts prior to rounding. For this reason, percentages expressed in this Report may vary from those obtained by performing the same calculations using figures in our combined financial statements. Certain other amounts that appear in the tables in this Report may not total exactly due to rounding.

FORWARD-LOOKING STATEMENTS

This Report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements appear throughout this Report and include statements regarding our intent, belief or current expectations, including, but not limited to, any statements concerning:

•	our capital investment program;

•	trends affecting our financial condition or results from operations;

•	our dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory framework of the electricity industry in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the markets in South America where we conduct our business; and

•	the factors discussed below under “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data.

The following selected combined financial data should be read in conjunction with our combined financial statements included in this Report. The selected combined financial data as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 is derived from our audited combined financial statements included in this Report. The selected combined financial data as of December 31, 2013 is derived from our combined financial statements not included in this Report. Our combined financial statements were prepared in accordance with IFRS, as issued by the IASB. Pursuant to transitional relief granted by the SEC in respect of first time application of IFRS, selected combined financial data as of December 31, 2012 and 2011 and for each of the years in the two-year period ended December 31, 2012 have been omitted.

Amounts are expressed in millions, except for ratios, operating data, and shares data. For the convenience of the reader, all data presented in U.S. dollars in the following summary, as of and for the year ended December 31, 2015, has been converted at the U.S. dollar Observed Exchange Rate (dólar observado) for that date of Ch$ 710.16 per US$ 1.00. The Observed Exchange Rate, which is reported and published daily on the Central Bank of Chile’s web page, corresponds to the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market.

For more information concerning historical exchange rates, see “ — Exchange Rates” below.

The following tables set forth our selected combined financial and other operating data for the years indicated:

	As of and for the year ended December 31,
	2015(1)	2015	2014	2013(2)
	(US$ millions)	(Ch$ millions)
Combined Statement of Comprehensive Income Data
Revenues and other operating income	1,835	1,303,115	1,215,559	1,057,395
Operating expenses(2)	(1,044)	(741,548)	(592,512)	(543,889)
Operating income	791	561,567	623,047	513,506
Financial income (expense), net	95	67,687	8,564	(63,135)
Total gain (loss) on sale of non-current assets not held for sale	(1)	509	750	843
Other non-operating income	55	38,680	61,598	95,038

Income before income taxes	940	667,425	693,959	546,252
Income tax	(361)	(256,249)	(204,051)	(167,912)
Net income expense	579	411,176	489,908	378,340

Net income attributable to shareholders of the Company	254	180,532	220,154	180,784

Net income attributable to Minority interests	325	230,644	269,754	197,556
Net income per average number of shares basic and diluted (Ch$/US$)	0.03	22.01	26.84	22.04
Net income per average number of shares, basic and diluted (Ch$/US$ per share)	0.93	660.32	805.25	661.24
Weighted average number of shares of common stock (millions)		8,202	8,202	8,202

Combined Statement of Financial Position Data
Total assets	5,477	3,889,706	4,002,717	3,833,136
Non-current liabilities	1,657	1,176,779	1,260,501	1,160,263
Equity attributable to shareholders	1,653	1,173,699	1,224,710	1,206,187
Equity attributable to Minority interests	1,217	864,219	792,346	908,398
Total equity	2,870	2,037,918	2,017,056	2,114,585
Allocated Capital	1,267	899,434	899,434	899,434
Other Combined Financial Data
Capital expenditures (CAPEX)(3)	386	273,899	266,281	206,848
Depreciation, amortization and impairment losses(4)	159	113,219	105,894	103,577

(1)	Solely for the convenience of the reader, Chilean peso amounts have been converted into U.S. dollars at the exchange rate of Ch$ 710.16 per U.S. dollar, as of December 31, 2015.
(2)	Operating expenses include selling and administration expense.
(3)	CAPEX figures represent effective payments for each year.
(4)	For further detail please refer to Notes 8 and 26 of the Notes to our combined financial statements.

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011
OPERATING DATA BY COUNTRY
Installed capacity in Argentina (MW)(1)	3,632	3,632	3,632	3,632	3,632
Installed capacity in Colombia (MW) (4)	3,459	3,059	2,926	2,914	2,914
Installed capacity in Peru (MW) (3	1,686	1,652	1,540	1,657	1,668
Generation in Argentina (GWh)(4)	11,405	9,604	10,840	11,207	10,713
Generation in Colombia (GWh)(2)(4)	13,705	13,559	12,748	13,251	12,051
Generation in Peru (GWh)(3)(4)	8,218	8,609	8,391	8,570	8,980

(1)	Values from 2011 to 2015 were modified and correspond to values reported to CAMMESA (Argentina TSO).
(2)	El Quimbo entered commercial operation during 2015, adding 400 MW of capacity.
(3)	In Peru, the Santa Rosa TG 7 unit was recommissioned in December 2014, and during 2015 there were capacity adjustments and upgrades to existing plants, totaling an additional 33 MW. Mainly, Huinco with 20 (MW), Santa Rosa with 6 (MW) and Callahuanca with 4 MW.
(4)	Beginning in 2013, we changed how we calculate our electricity generation. The impact of applying the new criteria on a cumulative basis for 2011 and 2012 is not material. We now report the energy effectively available for sales in all countries.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares of common stock on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso). These exchange rate fluctuations affect the price of our American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the common shares represented by ADSs from Chilean pesos to U.S. dollars. In addition, to the extent that significant financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

In Chile, there are two currency markets, the Formal Exchange Market (Mercado Cambiario Formal) and the Informal Exchange Market (Mercado Cambiario Informal). The Formal Exchange Market is comprised of banks and other entities authorized by the Central Bank of Chile. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank of Chile has the authority to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank of Chile be informed of certain transactions that must be carried out through the Formal Exchange Market.

The U.S. dollar Observed Exchange Rate, which is reported by the Central Bank of Chile and published daily on its web page, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. Nevertheless, the Central Bank of Chile may intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the “Informal Exchange Rate”). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Foreign currency for payments and distributions with respect to the ADSs may be purchased either in the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.

The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. As of December 31, 2015, the U.S. dollar Observed Exchange Rate was Ch$ 710.16 per US$ 1.00.

The following table sets forth the low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods set forth below, as reported by the Central Bank of Chile:

	Daily Observed Exchange Rate (Ch$ per US$)(1)
	Low(2)	High(2)	Average(3)	Period-end
Year ended December 31,
2015	597.10	715.66	654.66	710.16
2014	527.53	621.41	573.70	606.75
2013	466.50	533.95	498.83	524.61
2012	469.65	519.69	486.31	479.96
2011	455.91	533.74	483.45	519.20
Month ended
March 2016	669.80	694.82	n.a.	669.80
February 2016	689.18	715.41	n.a.	694.17
January 2016	710.37	730.31	n.a.	710.37
December 2015	693.72	711.52	n.a.	710.16
November 2015	688.94	715.66	n.a.	711.20
October 2015	673.91	695.53	n.a.	690.32

Source: Central Bank of Chile.

(1)	Nominal figures.
(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

As of April 28, 2016, the U.S. dollar Observed Exchange Rate was Ch$ 663.40 per US$ 1.00.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of US$ 1.00 at the end of the preceding period and the end of the period for which the calculation is being made. For example, to calculate the devaluation of the year-end Chilean peso in 2015, one determines the percent change between the reciprocal of Ch$ 606.75, the value of one U.S. dollar as of December 31, 2014, or 0.001648, and the reciprocal of Ch$ 710.16, the value of one U.S. dollar as of December 31, 2015, or 0.001408. In this example, the percentage change between the two periods is negative 14.6%, which represents the 2015 year-end devaluation of the Chilean peso against the 2014 year-end U.S. dollar. A positive percentage change means that the Chilean peso appreciated against the U.S. dollar, while a negative percentage change means that the Chilean peso devaluated against the U.S. dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2011 through December 31, 2015, based on information published by the Central Bank of Chile.

	Ch$ per US$(1)
	Period End	Appreciation (Devaluation)
	(in Ch$)	(in %)
Year ended December 31,
2015	710.16	(14.6)
2014	606.75	(13.5)
2013	524.61	(8.5)
2012	479.96	8.2
2011	519.20	(9.9)

Source: Central Bank of Chile.

(1)	Calculated based on the variation of period-end exchange rates.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

A financial or other crisis in any region worldwide can have a significant impact on the countries in which we have electricity investments, and consequently, may adversely affect our operations as well as our liquidity.

The four countries in which we have electricity investments are vulnerable to external shocks, including financial and political events, which could cause significant economic difficulties and affect their growth. If any of these economies experience lower than expected economic growth or a recession, it is likely that our customers will demand less electricity and that some of our customers may experience difficulties paying their electric bills, possibly increasing our uncollectible accounts. Any of these situations could adversely affect our results of operations and financial condition.

Financial and political crises in other parts of the world could also adversely affect our business. For example, instability in the Middle East or in other oil producing regions could result in higher fuel prices worldwide, which in turn could increase the cost of fuel for our thermal generation plants and adversely affect our results of operations and financial condition.

In addition, an international financial crisis and its disruptive effects on the financial industry could adversely impact our ability to obtain new bank financings on the same historical terms and conditions. A financial crisis could also diminish our ability to access the capital markets in the four countries in which we have investments, as well as the international capital markets for other sources of liquidity, or increase the interest rates available to us. Reduced liquidity could, in turn, adversely affect our capital expenditures, our long-term investments and acquisitions, our growth prospects and our dividend payout policy.

South American economic fluctuations may affect our results of operations and financial condition as well as the value of our securities.

All of our operations are located in South American countries. Accordingly, our combined revenues may be affected by the performance of South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments, our financial condition and results from operations could be adversely affected. Moreover, we have investments in volatile countries such as Argentina. Insufficient cash flows for our combined entities located in volatile countries have, in some cases, resulted in their inability to meet debt obligations and the need to seek waivers to comply with restrictive debt covenants. We also have a non-controlling participation in Enel Brasil, which consolidates all the operations in Brazil, including distribution, generation and transmission assets. As a result, we are exposed to the recent volatility of the local market in that country, which have affected the financial condition of our associate. In Brazil, during 2015, some instability arose from the political sector due to corruption scandals involving several government officials, which has led to a deterioration of confidence in the Brazilian market, which in turn has led Brazil to lose its investment grade rating from Standard & Poor’s and Fitch Ratings.

Insufficient cash flows for our combined entities located in these volatile countries, have, in some cases, resulted in their inability to meet debt obligations and the need to seek waivers to comply with some debt covenants, or, to a limited extent, to require guarantees or other emergency measures from us, including extraordinary capital increases.

Future adverse developments in these economies may impair our ability to execute our strategic plans, which could adversely affect our results of operations and financial condition.

In addition, South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Colombian or Peruvian financial and securities markets may be adversely affected by events in other countries, which could adversely affect the value of our securities.

A deterioration of the economic situation in Argentina or a deeper devaluation of the Argentine peso could have an adverse effect on our debt.

The Argentine peso suffered a steep devaluation against the U.S. dollar during 2014, which has continued during 2015. Due to the decline in value of the Argentine peso relative to foreign currencies, the Argentine government has implemented policies to limit purchases of U.S. dollars. In 2014, the Argentine Central Bank raised the reference interest rate, which increased financing costs for banks and for private sector companies and it has been intervening in the market on a daily basis during 2015 in order to control further devaluation expectations. Although the pace of the devaluation of the Argentine peso against the U.S. dollar has slowed recently, the increase in interest paid on deposits has been insufficient to offset the inflation rate. The new government recently liberalized all currency restrictions imposed by the prior government, which resulted in the immediate devaluation of the Argentinean peso by more than 35% in one day. While the new government is expected to take actions to soften the impact of the one-time effect of devaluation, the devaluation of the Argentine peso may continue in 2016 and future years.

If Argentina’s economy were deemed hyperinflationary, a general price index would be used to present the amounts related to our Argentine combined entities in our combined financial statements under the provisions outlined in IAS 29, “Financial Reporting in Hyperinflationary Economies.” Amounts for the previous reporting periods would be restated by applying the general price index so that the financial statements between the periods presented would be comparative.

In 2014, the Argentine banking industry increased interest rates on loans and shortened maturities. Liquidity in the Argentine derivatives market also deteriorated, which limited access to swaps of Argentine peso denominated debt into other currencies. As a result our Argentine peso-denominated debt is exposed to further devaluation of the Argentine peso.

Argentina’s sovereign creditworthiness seriously deteriorated in 2014, based on market data and reports from credit ratings agencies and such situation has worsened during 2015. Argentina’s sovereign debt rating maintained its “selective default” rating by Standard & Poor’s and “restricted default” rating by Fitch, both ratings as a result of a default on Argentina’s sovereign bonds in July 2014. Moody’s maintained the long term foreign currency debt rating at “Caa1,” updated in November 2015 with positive outlook. Further deterioration of Argentina’s economy could adversely affect our results of operations and financial condition. For further information on our combined financial statements by geographical areas, please see Note 30 of the Notes to our combined financial statements.

Certain South American countries have been historically characterized by frequent and occasionally drastic economic interventionist measures by governmental authorities, including expropriations, which may adversely affect our business and financial results.

Governmental authorities have altered monetary, credit, tariff, tax and other policies to influence the course of the economies of Argentina, Colombia and Peru. Even though we do not have assets in Chile, we are a company established under the laws of the Republic of Chile. Therefore, taxes will be paid in Chile and we will be subject to changes in the Chilean tax laws. To a lesser extent, the Chilean government continues to exercise substantial influence over many aspects of the private sector, which may result in changes to economic or other policies. For example, in September 2014, the Chilean government approved the progressive increase of the corporate income tax and a change in the tax system, which may have an additional negative effect upon non-Chilean holders of shares or ADSs. On February 8, 2016, Law 20,899 was enacted, which made adjustments to this tax reform. For further details regarding Chilean tax considerations, please refer to “Item 10. Additional Information — E. Taxation.” Other governmental actions in these South American countries have also involved wage, price and tariff rate controls and other interventionist measures, such as expropriation or nationalization.

For example, Argentina froze bank accounts and imposed capital restrictions in 2001, nationalized the private sector pension funds in 2008, used its Central Bank reserves to pay down indebtedness maturing in 2010, expropriated Repsol’s 51% stake in YPF in 2012 and imposed exchange controls in 2014, which limited Argentine access to foreign currencies. In 2010, Colombia imposed an equity tax to finance reconstruction and repair efforts related to severe flooding, which resulted in an extraordinary tax expense accrual recorded in January 2011 for taxes payable in 2011 through 2014.

Changes in governmental and monetary policies regarding tariffs, exchange controls, regulations and taxation could reduce our profitability. Inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances, could also reduce our profitability. Any of these scenarios could adversely affect our results of operations and financial condition.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism, which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants and transmission assets, pipelines, liquefied natural gas (“LNG”) terminals and re-gasification plants, storage and chartered LNG tankers. Our facilities may be damaged by earthquakes, flooding, fires, and other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism. A catastrophic event could cause disruptions in our business, significant decreases in revenues due to lower demand or significant additional costs to us not covered by our business interruption insurance. There may be lags between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry a deductible and are subject to per event policy maximum amounts.

As an example, on May 6, 2013, a blade of Edegel’s Santa Rosa gas turbine unit No. 7 broke and produced catastrophic damage to the unit following a fire. The turbine damage was classified as a total loss and its replacement cost exceeded US$ 60 million in property damage and lost profits. The unit was out of service for 19 months, until December 5, 2014. Such accidents may affect our operations, earnings and cash flow.

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, and risks related to refinancing our maturing debt; we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2015, our combined debt totaled Ch$ 1,117 billion.

Our debt had the following maturity profile:

•	Ch$ 220 billion in 2016;

•	Ch$ 172 billion from 2017 to 2018;

•	Ch$ 158 billion from 2019 to 2020; and

•	Ch$ 567 billion thereafter.

Set forth below is a breakdown by country for debt maturing in 2016:

•	Ch$ 135 billion for Colombia;

•	Ch$ 55 billion for Peru; and

•	Ch$ 30 billion for Argentina.

Some of our debt agreements are subject to (1) financial covenants, (2) affirmative and negative covenants, (3) events of default, (4) mandatory prepayments for contractual breaches and (5) certain change of control clauses for material mergers and divestments, among other provisions. Some of our non-Chilean debt agreements limit or prohibit transactions resulting in a change of control, as defined contractually on a case by case basis, or require the prior consent of a qualified quorum of lenders. Therefore, in some cases, we would need to obtain consents or waivers, as applicable, in order to proceed with the Spin-Off without a change of control breach of contract. A significant portion of our combined entities’ financial indebtedness is subject to cross default provisions, which have varying definitions, criteria, materiality thresholds and applicability with respect to combined entities that could give rise to such a cross default.

In the event that we or our combined entities breach any of these material contractual provisions, our creditors and bondholders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable. For example, for the quarters ended December 31, 2014, March 31, 2015, June 30, 2015 and September 30, 2015, our Argentine combined entity El Chocón did not comply with the interest coverage ratio test (EBITDA to interest expense) pursuant to a covenant requirement under the loan agreement with Standard Bank, Deutsche Bank and Itaú that matured and was paid in February 2016. El Chocón experienced difficulties in complying with this covenant several times in the past and obtained waivers from its lenders. If the lenders had decided to declare an event of default and accelerate the loan, the principal and interest would have become immediately due and payable under this facility. Because of cross-acceleration provisions of El Chocón’s other loans, an additional debt would also have been accelerated and El Chocón would have been forced into bankruptcy.

We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, we may be unable to sell our assets quickly enough, or at sufficiently high prices, to enable us to make such payments.

We may also be unable to raise the necessary funds required to finish our projects under development or under construction. Market conditions prevailing at the moment we require these funds or other unforeseen project costs can compromise our ability to finance these projects and expenditures.

As of the date of this Report, we believe that Argentina continues to be the country in which we operate with a high refinancing risk. As of December 31, 2015, the third-party debt of our Argentine combined entities amounted to Ch$ 70 billion. As long as fundamental issues concerning the local electricity sector remain unresolved, we will roll over our outstanding Argentine debt to the extent we are able to do so. If our creditors will not continue to roll over our debt when it becomes due and we are unable to refinance such obligations, we could default on such indebtedness.

Our inability to finance new projects or capital expenditures or to refinance our existing debt could adversely affect our results of operation and financial condition.

We may be unable to enter into suitable investments, alliances and acquisitions.

On an ongoing basis, we review acquisition prospects that may increase our market coverage or supplement our existing businesses, though there can be no assurance that we will be able to identify and consummate suitable acquisition transactions in the future. The acquisition and integration of independent companies that we do not control is generally a complex, costly and time-consuming process and requires significant efforts and expenditures. If we consummate an acquisition, it could result in the incurrence of substantial debt and assumption of unknown liabilities, the potential loss of key employees, amortization expenses related to tangible assets and the diversion of management’s attention from other business concerns. In addition, any delays or difficulties encountered in connection with acquisitions and the integration of multiple operations could have a material adverse effect on our business, financial condition or results of operations.

Because our generation business depends heavily on hydrological conditions, droughts and climate change may adversely affect our operations and profitability.

Approximately 58% of our combined installed generation capacity in 2015 was hydroelectric. Accordingly, extreme hydrological conditions and climate change could adversely affect our business, results of operations and financial condition. In the last few years, regional hydrological conditions have been affected by two climate phenomena — El Niño and La Niña — that influence rainfall and resulted in droughts.

For example, El Niño phenomenon has affected Colombian hydrologic conditions since May 2015, leading to a rainfall deficit and high temperatures, and as a consequence, higher energy prices. Each El Niño event is different and, depending on its intensity and duration, the magnitude of the social and economic effects could be more pronounced. Peru has also experienced rain deficits, especially towards the end of 2015, and forecasts show an expected decrease in the natural flow of the basins in which we operate. The hydrology situation will depend on the level of reservoirs by the beginning of May 2016. Droughts also affect the operation of our thermal plants, including our facilities that use natural gas, fuel oil or coal as fuel, in the following manner:

•	During drought periods, thermal plants are used more frequently. Thermal plant operating costs can be considerably higher than those of hydroelectric plants. Our operating expenses increase during these periods. In addition, depending on our commercial obligations, we may need to buy electricity at spot prices in order to comply with our contractual supply obligations and the cost of these electricity purchases may exceed our contracted electricity sale prices, thus potentially producing losses from those contracts. For further information with respect to the effect of hydrology on our business and financial results, please refer to “Item 5. Operating and Financial Review and Prospects— A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition—a. Hydrological Conditions.”

•	Our thermal plants require water for cooling and droughts not only reduce the availability of water, but also increase the concentration of chemicals, such as sulfates in the water. The high concentration of chemicals in the water we use for cooling increases the risk of damaging the equipment at our thermal plants as well as the risk of violating environmental regulations. As a result, we may have to purchase water from agricultural areas that are also experiencing shortages of water. These water purchases may increase our operating costs and also require us to further negotiate with the local communities.

•	Thermal power plants burning natural gas generate emissions such as sulfur dioxide (SO2) and nitrogen oxide (NO) gases. When operating with diesel they also release particulate matter into the atmosphere. Coal fired plants generate emissions of SO2 and NO. Therefore, greater use of thermal plants during periods of drought increases the risk of producing a higher level of pollutants.

In addition, according to certain weather forecast models, the drought that is affecting the regions where most of our hydroelectric plants are located may last for an extended period and may recur in the future. A prolonged drought may exacerbate the risks described above and have a further adverse effect upon our business, results of operations and financial condition.

Governmental regulations may adversely affect our business.

We are subject to extensive regulation on the tariffs we charge to our customers and on other aspects of our business and these regulations may adversely affect our profitability. For example, governments can impose electricity rationing during droughts or prolonged failures of power facilities. During rationing, if we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity at the spot price, as even a severe drought does not release us from our contractual obligations as a force majeure event. If we are unable to buy enough electricity at the spot price to comply with our contractual obligations, we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price. Rationing periods have occurred in the past and may occur in the future. Our generation combined entities may be required to pay regulatory penalties if they fail to provide adequate service under their contractual obligations. Currently, the Colombian government is analyzing the implementation of rationing policies due to the energy crisis that is currently affecting the country due to service outages at two power plants, unrelated to us, representing around 10% of the country’s installed capacity, coupled with reservoir levels that are 30% below average as a consequence of El Niño phenomenon. Material rationing policies imposed by regulatory authorities in any of the countries in which we operate could adversely affect our business, results of operations and financial condition.

Electricity regulations issued by governmental authorities in the countries in which we operate may affect the ability of our generation companies to collect revenues sufficient to offset their operating costs.

The inability of any company in our combined group to collect revenues sufficient to cover operating costs may affect the ability of that company to operate as a going concern and may otherwise have an adverse effect on our business, financial results and operations.

In addition, changes in the regulatory framework are often submitted to the legislators and administrative authorities in the countries in which we has investments and, and some of these changes could have a material adverse impact on our business, results of operations and financial condition. For example, commercial operations of Emgesa’s El Quimbo power plant have been intermittent due to legislative and judicial decisions regarding its authorization to commence commercial operations and such intermittent operations may continue in the future.

These changes could adversely affect our business, results of operations and financial condition.

Our business and profitability could be adversely affected if water rights are denied or if water concessions are granted with limited duration.

Approximately 58% of our installed capacity is hydroelectric. We own water rights for the supply of water from rivers and lakes near our production facilities, granted in Argentina by the Argentine State, in Colombia by the Ministry of Environment, Housing and Territorial Development (“MAVDT” in its Spanish acronym), and in Peru by the Water National Authority (“ANA” in its Spanish acronym). In Colombia, water rights or water concessions are granted for 50 years, renewable by equal periods; however, these concessions may be revoked, for example, due to a progressive decrease or depletion of water. In Colombia, human consumption is the first priority before any other use. A similar event may happen in Peru and we could lose our water rights, even when concessions are granted for indefinite periods, due to scarcity or decline in quality.

Any limitations on our current water rights, our need for additional water rights, or our current unlimited duration of water concessions could have a material adverse effect on our hydroelectric development projects and our profitability.

Regulatory authorities may impose fines on our combined entities, which could adversely affect our results of operations and financial condition.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failures, in the four countries in which we have investments. In Peru, fines may be imposed for a maximum of 1,400 Treasury Tax Units (Unidad Impositiva Tributaria or “UIT”), or Ch$ 1,103 million, using the UIT and foreign exchange rates as of December 31, 2015. In Colombia, fines may be imposed for a maximum of 2,000 Minimum Monthly Salaries (Salarios Mínimos Mensuales), or Ch$ 291 million using the Minimum Monthly Salary and the exchange rates as of December 31, 2015. In Argentina, there is no maximum limit for relevant fines.

Our electricity generation combined entities are supervised by their local regulatory entities and may be subject to these fines in cases where, in the opinion of the regulatory entity, operational failures affecting the regular energy supply to the system are the fault of the company such as when agents are not coordinated with the system operator. In addition, our combined entities may be required to pay fines or compensate customers if those combined entities are unable to deliver electricity, even if such failure is due to forces outside of the combined entities’ control.

For example, in April 2013, Edegel, our generation company in Peru, was fined Ch$ 73.9 million by the Osinergmin, the Peruvian regulatory electricity authority, for the unavailability in several occasions of some of its units in 2008. Edegel paid two of the four fines and appealed the other two, which are still under dispute. For further information on fines, please refer to Note 32 of the Notes to our combined financial statements.

We depend on payments from our combined entities, jointly-controlled entities and associates to meet our payment obligations.

In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our combined entities and equity affiliates. The ability of our combined entities and equity affiliates to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the four countries where they operate.

Historically, we have not been able to access at all times the cash flows of our operating combined entities due to government regulations, strategic considerations, economic conditions and credit restrictions.

Our future results from operations may continue to be subject to greater economic and political uncertainties, such as government regulations, economic conditions and credit restrictions, and therefore we may not be able to rely on cash flows from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions. Some of our combined entities are subject to legal reserve requirements and other restrictions on dividend payments. Other legal restrictions, such as foreign currency controls, may limit the ability of our combined entities and equity affiliates to pay dividends and make loan payments or other distributions to us. In addition, the ability of any of our combined entities that are not wholly-owned to distribute cash to us may be limited by the directors’ fiduciary duties of such combined entities to their minority shareholders. Furthermore, some of our combined entities may be forced by local authorities, in accordance with applicable regulation, to diminish or eliminate dividend payments. As a consequence of such restrictions, our combined entities could, under certain circumstances, be impeded from distributing cash to us.

Contractual Constraints. Distribution restrictions included in certain credit agreements of our combined entities Costanera and El Chocón may prevent dividends and other distributions to shareholders if they are not in compliance with certain financial ratios. Generally, our credit agreements prohibit any type of distribution if there is an ongoing default.

Operating Results of Our Combined Entities. The ability of our combined entities and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements of any of our combined entities exceed their available cash, the combined entity will not be able to make cash available to us.

Any of the situations described above could adversely affect our business, results of operations and financial condition.

Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.

The currencies of South American countries in which we and our combined entities operate have been subject to large devaluations and appreciations against the U.S. dollar and may be subject to significant fluctuations in the future. A portion of our combined indebtedness has been denominated in U.S. dollars. Although a substantial portion of our operating cash flows is linked to U.S. dollars, we generally have been and will continue to be materially exposed to currency fluctuations of our local currencies against the U.S. dollar because of time lags and other limitations to peg our tariffs to the U.S. dollar.

In countries where operating cash flows are denominated in the local currency, we seek to maintain debt in the same currency, but due to market conditions it may not be possible to do so.

Because of this exposure, the cash generated by our combined entities can decrease substantially when local currencies devalue against the U.S. dollar. Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures may adversely affect our business, results of operations and financial condition.

As of December 31, 2015, the amount of our total combined debt was Ch$ 1,117 billion. Of this amount, Ch$ 160 billion, or 14%, was denominated in U.S. dollars. As of December 31, 2015, our combined foreign currency-denominated indebtedness (other than U.S. dollars) included the equivalent of:

•	Ch$ 917 billion in Colombian pesos;

•	Ch$ 30 billion in Argentine pesos; and

•	Ch$ 10 billion in Peruvian soles.

These amounts total Ch$ 957 billion in currencies other than U.S. dollars.

For the twelve-month period ended December 31, 2015, our operating cash flows were Ch$ 476 billion (before combination adjustments) of which:

•	Ch$ 255 billion, or 54%, came from Colombia;

•	Ch$ 145 billion, or 30%, came from Peru;

•	Ch$ 71 billion, or 15%, came from Argentina; and

•	Ch$ 5 billion, or 1%, came from Chile.

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us. We will continue to be subject to future litigation proceedings, which could cause material adverse consequences to our business.

For example, in 2001, the inhabitants of Sibaté (part of the Cundinamarca Department, Colombia) sued Emgesa and two other unrelated parties because of the possible contamination of El Muña Reservoir, demanding that the defendants pay for damages of CPs 3 billion (approximately Ch$ 675 billion). The plaintiffs argued that the contamination is a consequence of the pumping of polluted water from the Bogotá River. Emgesa argued that it is not responsible since the company had received the polluted water and requested the inclusion as additional defendants in the judicial proceedings, numerous public and private entities that discharged pollutants into the river or were responsible for the environmental management of the river’s basin. This request was originally accepted by the court, but in June 2015 the court decision was reversed and the new parties were subsequently excluded as defendants. Emgesa appealed such determination and the case remains pending. Our financial condition or results of operations could be adversely affected if we are unsuccessful in defending this litigation or other lawsuits and proceedings against us. For further information on litigation proceedings, please see Note 32 of the Notes to our combined financial statements.

The values of our generation business’s combined entities’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities and other factors.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts into which we have entered. We and our combined entities have material obligations as selling parties under long-term fixed-price electricity sales contracts. Prices in these contracts are indexed according to different commodities, the exchange rate, inflation, and the market price of electricity. Adverse changes to these indices would reduce the rates we charge under our long-term fixed-price electricity sales contracts, which could adversely affect our business, results of operations and financial condition.

Our controlling shareholder may exert substantial influence over us and may have a different strategic view for our development than that of our minority shareholders.

Enel beneficially owns 60.6% of Enersis Américas’ share capital, and Enersis Américas owns 60.0% of our outstanding capital stock. Enel, our ultimate controlling shareholder, has the power to determine the outcome of substantially all material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, our dividend policy. Enel also exercises decisive influence over our business strategy and operations. Its interests may in some cases differ from those of our minority shareholders. For example, Enel conducts its business operations in the field of renewable energies in South America through Enel Green Power S.p.A., in which we do not have an equity interest. Any present or future conflict of interest affecting Enel may be resolved against our best interests in these matters. As a consequence, our growth may be potentially limited, and our business and results of operations may be adversely affected.

Environmental regulations in the countries in which we operate and other factors may cause delays, impede the development of new projects or increase the costs of operations and capital expenditures.

Our operating combined entities are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. The approval of these environmental impact studies may take longer than planned and may be withheld by governmental authorities. Local communities and ethnic and environmental activists, among others, may intervene in the approval process to delay or prevent a project’s development. They may also seek injunctive or other relief, which could negatively impact us if they are successful.

In addition to environmental matters, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, civil unrest, accidents, or other unforeseen events. Any such event could adversely impact our results of operations and financial condition.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments, which could adversely affect our business, results of operations and financial condition.

Our power plant projects may encounter significant opposition from different groups that may delay their development, increase costs, damage our reputation and potentially result in impairment of our goodwill with stakeholders.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies. If we are unable to effectively manage real or perceived issues that could negatively impact sentiments toward us, our business, results of operations and financial condition could be adversely affected.

The development of new and existing power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, land owners, farmers, local communities and political parties, among others, all of which may impact the sponsoring company’s reputation and goodwill. For example, El Quimbo hydroelectric project in Colombia faced constant demands from the public which delayed construction and increased costs. From April 27, 2014 to May 12, 2014, a national agricultural strike involving communities near the project blocked roads and occupied neighboring land. Additional protests during 2014 blocked the entrance to the Balseadero viaduct construction site and the reservoir basin.

The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders and ultimately lead to projects and operations that may not be optimal, causing our share prices to drop and hindering our ability to attract or retain valuable employees, all of which could result in an impairment of our goodwill with stakeholders.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

A large percentage of our employees are members of unions and have collective bargaining agreements that must be renewed on a regular basis. Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms we view as unfavorable. The laws of many of the countries in which we operate provide legal mechanisms for judicial authorities to impose a collective agreement if the parties are unable to come to an agreement, which may increase our costs beyond what we have budgeted.

In addition, we employ many highly-specialized employees, and certain actions such as strikes, walk-outs or work stoppages by these employees, could adversely impact our business, results of operations and financial condition as well as our reputation.

Interruption or failure of our information technology and communications systems or external attacks to or breaches of these systems could have an adverse effect on our operations and results.

We depend on information technology, communication and processing systems (“IT Systems”) to operate our businesses, the failure of which could adversely affect our business, results of operations and financial condition.

IT Systems are all vital to our generation combined entities’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards. Temporary or long-lasting operational failures of any of these IT Systems could have a material adverse effect on our results of operations. Additionally, cyber attacks can have an adverse effect on the company’s image and its relationship with the community.

In the last few years, global cyber attacks on security systems, treasury operations and IT Systems have intensified. We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber spying involving strategic information that may be beneficial for third parties and cyber-theft of proprietary and confidential information, including information of our customers. During 2014, we suffered two cyber attacks perpetrated by a cyber-terrorist group, which impacted websites in Argentina, Colombia and Peru. In one case, the attack resulted in a service interruption of 90 minutes. Further cyber attacks may occur and may affect us in the future.

We rely on electricity transmission facilities that we do not own or control. If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell. This dependence exposes us to several risks. If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity. If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient. If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results. Currently, the construction of new transmission lines is taking longer than in the past, mainly because of new social and environmental requirements that are creating uncertainty about the probability of completing the projects. In addition, the increase of new non-conventional renewable energy (“NCRE”) projects in the region is congesting the current transmission systems as these projects can be built relatively quickly, while new transmission projects may take longer to be built.

Any such disruption or failure of transmission facilities could interrupt our business, which could adversely affect our results of operations and financial condition.

There may not be a liquid market for our shares.

There can be no assurance as to the liquidity of any markets that may develop for our shares or ADSs or the price at which our shares or ADSs may trade. The Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, the Chilean securities markets may be affected materially by developments in other emerging markets. The low liquidity of the Chilean securities markets may impair the ability of our shareholders to sell their shares, or holders of our ADSs to sell shares of our common stock withdrawn from the ADS program, into the Chilean securities markets in the amounts and at the prices and times they wish to do so. Also, the liquidity and the market for our shares or ADSs may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in our liquidity, financial condition, creditworthiness, results and profitability and uncertainty with respect to the consummation of the Merger. As a result, the initial trading prices of our shares and ADSs may not be indicative of future trading prices. In addition, trading of our shares and ADSs, in the aggregate, may be significantly less liquid than trading of Endesa Chile’s shares and ADSs before the Spin-Off.

Endesa Chile’s historical performance will not be representative of our performance as a separate company.

Our combined financial statements are based on the historical results of operations and historical bases of the assets and liabilities of the former non-Chilean businesses of Endesa Chile. Our historical performance might have been different if we had been a separate, combined entity during the periods presented. The historical carve-out financial information included in this Report is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. There may be changes that will occur in our cost structure, funding and operations as a result of our separation from Endesa Chile, including increased costs associated with reduced economies of scale, and increased costs associated with being a stand-alone publicly traded company.

We may face difficulty in financing our operations and capital expenditures following the Spin-Off, which could have an adverse impact on our business and results.

We may need to incur debt or issue additional equity in order to fund working capital and capital expenditures or to make acquisitions and other investments following the Spin-Off. There can be no assurance that debt or equity financing will be available to us on acceptable terms, if at all. As a result of the Spin-Off, it may also become more expensive for us to raise funds through the issuance of debt than it was prior to the consummation of the Spin-Off. If we are not able to obtain sufficient financing on attractive terms, it could have a material adverse effect on our business, results of operations and financial condition.

Lawsuits against us brought outside of the South American countries in which we operate, or complaints against us based on foreign legal concepts may be unsuccessful.

All of our assets are located outside of the United States. All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well. If any investor were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons, or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

We rely on intercompany arrangements with Endesa Chile and other affiliates.

Substantially all of Endesa Chile’s personnel were assigned to Endesa Chile in connection with the Spin-Off. Following the Spin-Off, Endesa Chile has and will continue to provide us with certain legal, financial, accounting, investor relations and other corporate support and administrative services. Furthermore, we are relying on certain intercompany financial arrangements with some affiliates such as Enersis Américas. Therefore, if the Merger does not occur and we do not develop our own administrative infrastructure or achieve full autonomy for some of these services or develop alternative financial arrangements, there could be a material adverse effect on our business, result of operations and financial condition.

Our business and the shares and ADSs may be adversely impacted if the Merger is not consummated.

The failure to consummate the Merger will require us to operate as a standalone company, which may result in significant discounts to the valuation of our shares and ADSs. Our business and the shares and ADSs may be especially vulnerable due to a weakened asset portfolio.

Item 4.	Information on the Company

A.	History and Development of the Company.

History

Endesa Américas S.A. is a publicly held limited liability stock corporation organized under the law of the Republic of Chile on March 1, 2016. Since 2016, we have been registered in Santiago with the SVS under Registration No. 1138 and in the United States with the Securities and Exchange Commission under the commission file number 001-37724. We are legally referred to by our full name as well as by the abbreviated name “Endesa Américas”.

Our contact information in Chile is:

Street Address:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile
Telephone:	(56-2) 2353-4639
Web site:	www.endesaamericas.cl

We are primarily engaged in the generation of electricity in Argentina, Brazil, Colombia and Peru. We trace our origins to the establishment of Empresa Nacional de Electricidad S.A. in 1943.

In May 1992, we began our international expansion program with the following developments:

•	We acquired a stake in Costanera in 1992 and in August 1993, we acquired a controlling equity interest in El Chocón, both in Argentina. As of December 31, 2015, our equity interest in El Chocón was 65.4% and in Costanera was 75.7%.

•	We acquired stake in Edegel in Peru in October 1995. In June 2006, Edegel and Empresa de Generacíon Termoeléctrica Ventanilla S.A. merged, after which our equity interest in Edegel increased to 33.1%. In October 2009, we purchased an additional 29.4% of Edegel from Generalima, an indirect Peruvian subsidiary of the Spanish electric utility, Endesa, S.A. (“Endesa Spain”). With this transaction, we increased our economic interest in Edegel to 62.5%.

•	We acquired Betania and Emgesa, both in Colombia, in December 1996 and in October 1997, respectively. In September 2007, these subsidiaries were merged and adopted the name of Emgesa. Pursuant to a shareholders’ agreement with Empresa de Energía de Bogotá S.A. signed on August 27, 1997, we have had the right to appoint the majority of Emgesa’s Board members and therefore control Emgesa. In addition, following Enersis Américas’ 2013 capital increase, Enersis Américas transferred its 25.1% voting rights of Emgesa to us. We hold a total of 56.4% of Emgesa’s voting rights as a result of a transfer of voting rights from Enersis and we are allowed to appoint the majority of the Board members pursuant to a shareholders’ agreement. We therefore control Emgesa. For more information on our control and combination of Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

•	We acquired Cachoeira Dourada in Brazil in September 1997, and in 1998 we and Endesa Spain invested in CIEN, which operates an international transmission line connecting Brazil and Argentina. Since October 2005, Cachoeira Dourada and CIEN have been subsidiaries of our affiliate, Enel Brasil (formerly Endesa Brasil), which we account for based on the equity method.

In the Extraordinary Shareholders’ Meeting (“ESM”) held on December 18, 2015, shareholders of Endesa Chile agreed to carry out a spin-off in order to separate the Chilean businesses from those in other Latin American countries (Argentina, Brazil, Colombia and Peru). On March 1, 2016, we were established as a separate company and were assigned the former equity interests, assets and associated liabilities of the Endesa Chile’s businesses outside of Chile and Endesa Chile maintains its Chilean businesses and assets. On April 21, 2016, Endesa Chile distributed to its shareholders shares of our Company in proportion to their share ownership in Endesa Chile based on a ratio of one share of our Company for each outstanding share of Endesa Chile.

In addition, Chilectra also conducted a demerger and spin-off to its shareholders pro rata the shares of a new Chilean company, Chilectra Américas S.A. (“Chilectra Américas”), that holds the non-Chilean businesses and assets, comprised exclusively of Chilectra’s ownership interests in shares of companies domiciled outside of Chile. Chilectra Américas registered the shares of Chilectra Américas with the Securities Registry of the SVS and Chilectra, which changed its name to Chilectra Chile S.A. on March 1, 2016, holds the Chilean businesses and assets.

Enersis Américas owns 60.0% of our Company and 99.1% of Chilectra Américas and the minority shareholders of Endesa Chile and Chilectra received their respective percentage interests in our Company and Chilectra Américas, respectively, based on a pro rata distribution of the spin-off company shares. Our shares and those of Chilectra Américas are listed and traded on the Chilean Stock Exchanges and our American Depositary Receipts (“ADRs”) are listed and traded on the New York Stock Exchange (“NYSE”).

Enersis also conducted a demerger to separate Enersis into two companies. The new company, Enersis Chile S.A., was established as a separate company on March 1, 2016 and was assigned the Chilean businesses and assets of Enersis Américas. Enersis Chile was spun-off to the shareholders of Enersis by distributing the share of Enersis Chile pro rata to the shareholders of Enersis. On March 1, 2016, Enersis also changed its name to Enersis Américas S.A. Enersis Chile registered the shares of Enersis Chile with the Securities Registry of the SVS under Chilean law and the SEC under U.S. federal securities laws in connection with the spin-off.

Our controlling shareholder has been the Italian company Enel S.p.A. (“Enel”). Enel is an international energy company operating worldwide in the power and gas markets, with a focus on Europe and Latin America. Enel operates in 32 countries across four continents, with over 89 GW of net installed capacity and distributes electricity and gas through a network covering approximately 1.9 million km. Enel has 61 million customers worldwide.

Prior to the Extraordinary Shareholders’ Meeting to approve the Merger, we expect to conduct a public cash tender offer (oferta pública de adquisición de valores, or Tender Offer). This Tender Offer is intended to provide protection to our minority shareholders and an opportunity for us to buy out minority shareholders using the funds from the 2013 capital increase. The Tender Offer will provide a floor to the stock price post-spin-off, will be directed equally to all our minority shareholders and will enable us to align incentives to approve the Merger, reducing uncertainty and providing additional liquidity for our shareholders. The Tender Offer is contingent on (i) the approval of the Merger by the respective shareholders of Enersis Américas, our Company and Chilectra Américas at separate ESM of the three companies, (ii) less than 10% of the outstanding shares of Enersis Américas, 7.72% of our outstanding shares and 0.91% of the outstanding shares of Chilectra Américas exercising the right of withdrawal in connection with the Merger, and (iii) the absence of any significant adverse supervening events that would make the Tender Offer not in the best interest of Enersis Américas.

The Tender Offer will be for all our shares, including in the form of ADSs represented by our ADRs (other than those held by Enersis Américas), for a price of Ch$ 285.00 per share (or the equivalent in U.S. dollars at the date of payment in the case of ADSs), and will be subject to other terms and conditions which will be provided at the appropriate time. The Tender Offer is expected to occur by the third quarter of 2016.

Subject to approval by shareholders holding at least two-thirds of the outstanding shares of the relevant companies, we and Chilectra Américas intend to merge into Enersis Américas, which will continue as the surviving company under the name Enersis Américas S.A.

Following completion of the merger, Enersis Américas is expected to continue to have its shares publicly traded and listed in Chile on the Chilean Stock Exchanges and its ADRs traded on the NYSE. In the merger, our shares and those of Chilectra Américas will be converted into shares of Enersis Américas, and our shares and Chilectra Américas’ shares will cease trading on the Chilean Stock Exchanges. Additionally, our ADRs will cease to trade on the NYSE. Following the merger, Enel is expected to continue to be the ultimate controlling shareholder, through its beneficial ownership, of Enersis Américas, and our and both Enersis Américas and Chilectra Américas’ former minority shareholders will own the minority interest in Enersis Américas.

In connection with the merger, we, Enersis Américas and Chilectra Américas, will each hold an ESM to approve the Merger. Prior to the ESM, Enersis Américas will register the shares to be issued in the merger with the SEC under the Securities Act. In connection with the respective ESM to approve the merger, which are expected to be held in the third quarter of 2016, Enersis Américas will distribute a prospectus/information statement to our and Enersis Américas’ shareholders, which contains information about the merger and the post-merger Enersis Américas.

In the event that the merger is not materialized, we, as well as Enersis Américas and Chilectra Américas will remain as separate publicly traded companies.

As of December 31, 2015, we had 8,777 MW of installed capacity, with 81 generation units in the three countries (Argentina, Colombia and Peru) in which we operate, combined assets of Ch$ 3,890 billion and operating revenues of Ch$ 1,303.1 billion.

Capital Investments, Capital Expenditures and Divestitures

We coordinate our overall financing strategy, including the terms and conditions of loans and intercompany advances entered into by our combined entities, in order to optimize debt and liquidity management. Generally, our operating combined entities independently plan capital expenditures financed by internally generated funds or direct financings. Although we have considered how these investments will be financed as part of our budget process, we have not committed to any particular financing structure, and investments will depend on the prevailing market conditions at the time the cash flows are needed.

Our investment plan is flexible enough to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit. Investment priorities are currently focused on developing additional thermal capacity in Peru to guarantee adequate levels of reliable supply while remaining focused on the environment.

For the 2016-2020 period, we expect to make capital expenditures of Ch$ 761 billion in our combined entities, related to investments currently in progress, maintenance of existing generation plants and in the studies required to develop other potential generation projects. For further detail regarding these projects, please see “Item 4. Information on the Company — D. Property, Plant and Equipment — Projects Under Development.”

The table below sets forth the expected capital expenditures for the 2016-2020 period and the capital expenditures incurred in 2015, 2014 and 2013:

	Estimated 2016-2020	2015	2014	2013
	(in millions of Ch$)
Capital expenditures(1)	760,615	273,899	266,281	206,848

(1)	Capex amounts represent effective payments for each year, net of contributions, except for future projections.

Capital Expenditures 2015, 2014 and 2013

Our capital expenditures in the last three years were related principally to the 400 MW El Quimbo project in Colombia. It was completed and began commercial operations in November 2015. Additionally, in December 2014, the Salaco plant optimization was completed, adding a total of 145 MW to the Colombian system.

Investments currently in progress

An important part of our capital expenditures are related to non-discretionary investments that includes maintenance of existing installed capacity to increase the quality and operation standards of our facilities.

We believe projects in progress will be financed with resources provided by external financing as well as internally generated funds.

B.	Business Overview.

In this “Business Overview” section, references to “we,” “us” and “our” are to the Non-Chilean Business of Endesa Chile prior to the Spin-Off, and to Endesa Américas after the Spin-Off.

We have generation operations in Argentina, Colombia, and Peru, and an equity interest in a Brazilian company which owns generation, transmission and distribution electricity assets. Our core business is electricity generation.

The table below presents our revenues by geographical location:

	Year ended December 31,			Change 2015 vs. 2014
Revenues	2015	2014	2013
	(in millions of Ch$)			(in %)
Argentina	140,399	105,265	131,443	33%
Colombia	778,755	753,373	639,504	3%
Peru	382,453	353,795	283,306	8%
Chile	4,082	5,161	3,103	(21%)
Less: consolidation adjustments and non-core activities	(2,574)	(2,035)	(461)	26%
Total revenues	1,303,115	1,215,559	1,057,395	7%

For further information related to operating revenues and total income by geographical location, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and Note 30 of the Notes to our combined financial statements.

We own and operate 81 generation units in the three countries in which we combine results, with an aggregate installed capacity of 8,777 MW, 434 MW higher than 2014.

Our hydroelectric installed capacity represents 58.4% of our total installed capacity. Based on 2015 data, our installed generation capacity in Argentina, Colombia and Peru represents approximately 12%, 21% and 18% of total capacity in each country, respectively.

For additional detail of our historical capacity see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

In the electricity industry, it is common to divide the business into hydroelectric and thermoelectric generation, because each type of generation has significantly different variable costs. Thermoelectric generation requires the purchase of fuel, which leads to a high variable costs compared with hydro generation from reservoirs or rivers that have marginal or no minimal costs. Of our total combined generation in 2015, 60.4% was from hydroelectric sources and 39.6% was from thermal sources.

The following table summarizes our combined generation by type of energy:

COMBINED GENERATION BY TYPE OF ENERGY (GWh)

	Year ended December 31,
	2015		2014		2013
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	20,114	60.4	19,698	62.0	18,576	58.1
Thermal generation	13,214	39.6	12,074	38.0	13,404	41.9

Total generation	33,328	100	31,772	100	31,979	100

Our combined electricity generation reached 33,328 GWh during the year ended December 31, 2015, which reflects a 4.9% increase compared to the same period in 2014. This is mainly due to an increased of hydro and thermal generation in Argentina due to additional dispatch by the electric market operator (“CAMMESA” in its Spanish acronym). Our total generation increased by 1.1% in Colombia, decreased by 4.5% in Peru and increased by 18.8% in Argentina. Hydroelectric generation and thermal generation for the year ended December 31, 2015 in the three countries where we combine results increased by 2.1% and 9.4%, respectively, compared to the same period in 2014.

Our combined electricity sales for the year ended December 31, 2015 totaled 37,488 GWh, which reflects a 5.5% increase compared to the same period in 2014. The increase in our combined electricity sales is mainly explained by our increased sales in Colombia and Argentina, 14.6% and 7.1%, respectively, during the year ended December 31, 2015 compared to the same period in 2014. Our sales decreased by 7.4% in Peru during 2015 compared to the same period in 2014.

ELECTRICITY DATA BY COUNTRY

	Year ended December 31,
	2015	2014	2013
Argentina
Number of generating units(1)	20	20	20
Installed capacity (MW)(2)	3,632	3,632	3,632
Electricity generation (GWh)	11,405	9,604	10,840
Energy sales (GWh)	11,968	10,442	12,354
Colombia
Number of generating units(1)(3)	36	32	29
Installed capacity (MW)(2)(3)	3,459	3,059	2,925
Electricity generation (GWh)	13,705	13,559	12,748
Energy sales (GWh)	16,886	15,773	16,090
Peru
Number of generating units(1)(4)	25	25	24
Installed capacity (MW)(2)(4)	1,686	1,652	1,540
Electricity generation (GWh)	8,218	8,609	8,391
Energy sales (GWh)	8,633	9,321	8,903
Total

Number of generating units(1)	81	77	73
Installed capacity (MW)(2)	8,777	8,343	8,097
Electricity generation (GWh)	33,328	31,772	31,979
Energy sales (GWh)	37,488	35,536	37,347

(1)	For details on generation facilities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”
(2)	Total installed capacity is defined as the maximum capacity (MW), under specific technical conditions and characteristics. In most cases, installed capacity is confirmed by satisfaction guarantee tests performed by equipment suppliers. Figures may differ from installed capacity declared to governmental authorities and customers in each country, according to criteria defined by such authorities and relevant contracts.

(3)	In Colombia, El Quimbo entered commercial operation during 2015, adding 400 MW of capacity.
(4)	In Peru, the Santa Rosa TG 7 unit was recommissioned in December 2014, and during 2015 there were capacity adjustments to and upgrades to existing plants, totaling an additional 33 MW.

We break down our sales to customers by using the two following criteria:

•	The first criterion corresponds to regulated and unregulated customers. Regulated customers are distribution companies that mainly serve residential customers. Unregulated customers, on the other hand, may freely negotiate the electricity price with generators, or may purchase electricity in the pool market at the spot price. The classification of regulated customers differs from one country to another.

•	The second criterion corresponds to contracted and non-contracted sales. This method is useful because it provides us a uniform way to compare the customers of each country. Contracted sales are defined uniformly throughout.

In the countries in which we operate, the potential for contracting electricity is generally related to electricity demand. Customers identified as small volume regulated customers, including residential customers, are subject to government regulated electricity tariffs, and must purchase electricity directly from a distribution company. These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price. Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers. However, such large volume industrial customers are not subject to the regulated tariff price. Instead, these customers are allowed to negotiate the energy price with generators based on the characteristics of the service required. Finally, the pool market, where energy is normally sold at the spot price, is not carried out through contracted pricing.

The following table contains information regarding our combined sales of electricity by type of customer for each of the periods indicated:

COMBINED ELECTRICITY SALES BY CUSTOMER TYPE (GWh)(1)

	Year ended December 31,
	2015		2014		2013
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Regulated customers	13,600	36.3	12,801	36.0	12,990	34.8
Unregulated customers	7,461	19.9	7,744	21.8	8,207	22.0

Total contracted sales(1)	21,061	56.2	20,545	57.8	21,197	56.8

Electricity pool market sales	16,426	43.8	14,990	42.2	16,151	43.2

Total electricity sales	37,488	100	35,535	100	37,348	100

(1)	Includes the sales to distribution companies without contracts in Peru.

Specific energy consumption limits (measured in GWh) for regulated and unregulated customers are country specific. Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

In terms of expenses, the primary variable costs involved in the electricity generation business, in addition to the direct variable cost of generating hydroelectric or thermal electricity such as fuel costs, are energy purchases and transportation costs. During periods of relatively low rainfall conditions, the amount of our thermal generation normally increases. This involves an increase of the total fuel cost and the costs of its transportation to the thermal generation power plants. Under drought conditions, electricity that we have contractually agreed to provide may exceed the amount of electricity that we are able to generate, which requires us to purchase electricity in the pool market at spot prices in order to satisfy our contractual commitments. The cost of these purchases at spot prices may, under certain circumstances, exceed the price at which we sell electricity under contracts and, therefore, may result in a loss. We attempt to minimize the effect of poor hydrological conditions on our operations in any year by limiting our contractual sales requirements to a quantity that does not exceed the estimated production in a dry year. To determine an estimated production in a dry year, we take into consideration the available statistical information concerning rainfall, hydrological levels, and the capacity of key reservoirs. In addition to limiting contracted sales, we may adopt other strategies including installing temporary thermal capacity, negotiating lower consumption levels with unregulated customers, negotiating with other water users and including pass-through cost clauses in contracts with customers. (for further details about hydrological conditions and their effects on our business, please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company — a. Hydrological Conditions).”

The following table contains information regarding our combined electricity generation and purchases:

COMBINED GENERATION AND PURCHASES (GWh)(1)

	Year ended December 31,
	2015		2014		2013
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	33,328	88.4	31,772	89.1	31,979	85.4
Electricity purchases	4,362	11.6	3,882	10.9	5,487	14.6

Total	37,690	100	35,655	100	37,466	100

Since September 2005, we have participated in the Brazilian electricity business through our equity investment in Enel Brasil S.A., in which we have a beneficial ownership interest of 37.1%. Enel Brasil consolidates operations of (i) two generation companies, Fortaleza and Cachoeira Dourada, (ii) CIEN, which owns two transmission lines between Argentina and Brazil, (iii) CTM and TESA, subsidiaries of CIEN which own the Argentine side of the lines and (iv) two distribution companies, Ampla Energia e Serviço S.A. (“Ampla”), which is the second largest electricity distribution company in the State of Rio de Janeiro, and Companhia Energética do Ceará S.A. (“Coelce”), which is the sole electricity distributor in the State of Ceará.

Seasonality

While our core businesses are subject to weather patterns, generally only extreme events such as prolonged droughts, adversely affect our hydrological generation capacity. The generation businesses in the countries where we operate are affected by seasonal changes throughout the year. The months with the most precipitation in Argentina are typically May through August, with snow melts typically occurring between October and December. The months with the most precipitation in our operating area in Colombia are typically April and May as well as October and November. The months with the most precipitation in Peru are typically November through March.

When there is more precipitation, hydroelectric generating facilities can accumulate additional water to be used for generation. The increased level of our reservoirs allows us to generate more electricity with hydro power plants during months in which marginal electricity costs are lower.

In general, hydrological conditions such as droughts and insufficient rainfall may adversely affect our generation capacity. For example, severe prolonged drought conditions or reduced rainfall levels in the countries in which we operate caused by El Niño phenomenon reduces the amount of water that can be accumulated in reservoirs, thereby curtailing our hydroelectric generation capacity. In order to mitigate hydrological risk, hydroelectric generation may be substituted with thermal generation (natural gas, LNG, coal or diesel) and energy purchases on the spot market, both of which could result in higher costs, in order to meet our obligations under contracts with both regulated and unregulated customers.

Operations in Argentina

We participate in electricity generation in Argentina through our combined entities (Costanera and El Chocón), with an aggregate of 20 power units with a total capacity of 3,632 MW. Costanera owns eleven thermal units, with a total installed capacity of 2,304 MW and El Chocón owns nine hydroelectric units, with total installed capacity of 1,328 MW. Our hydro and thermal generation units in Argentina represented 11.4% % of the Argentine National Interconnected system’s (the “Argentine NIS”) installed capacity in 2015.

Our Argentine combined entities have stakes in three additional companies: Termoeléctrica Manuel Belgrano S.A., Termoeléctrica San Martín S.A. and Central Vuelta de Obligado S.A. These companies were formed to undertake the construction of three new generation facilities for a fund called “FONINVEMEM,” whose purpose is to increase electricity capacity and generation within the Argentine wholesale electricity market. The first two plants began their operations in 2008 using gas turbines, with an aggregate capacity of 1,125 MW, and began its combined cycle operations in March 2010, with an additional capacity of 572 MW. The total aggregate capacity of these units is 1,697 MW (848 MW from Manuel Belgrano and 849 MW from San Martín). The third plant began its open cycle operations in mid-2015 (with an installed capacity of 550 MW) and is expected to begin its combined cycle operations in 2016 (with a total installed capacity of 800 MW).

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector. In addition, since 2002, the Argentine government has taken an active role in controlling the fuel supply to the electricity generation sector. (See “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Argentina” for further detail).

In March 2013, the government intervened with the fuel markets through Resolution 95/2013. The electric market operator (“CAMMESA” in its Spanish acronym) is now responsible for the supply and the commercial management of fuels for electric generation purposes.

As of December 31, 2015, Costanera’s installed capacity accounted for 7.3% of the total installed capacity in the Argentine NIS. Both Costanera’s steam turbine power plant and second combined-cycle plant can operate with either natural gas or diesel.

El Chocón accounted for 4.2% of the installed capacity in the Argentine NIS as of December 31, 2015. El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate installed capacity of 1,328 MW. The larger of the two facilities for which El Chocón has a concession of 1,200 MW of installed capacity is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity. In November 2008, we completed construction on the Arroyito dam, and increased the elevation of the reservoir’s water level, which allows the release of water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec. A portion of the Arroyito facility’s generation is sold under the “Energy Plus” program, which provides for the offer of new electricity capacity to supply the electricity demand growth, using the 2005 demand level for electricity as a base. (For details on “Energy Plus”, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework — Argentina”).

For information on the installed generation capacity for each of our Argentine combined entities, see “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Our total generation in Argentina amounted to 11,405 GWh as of December 31, 2015. According to CAMMESA, our generation market share was approximately 8.3% of the total electricity production in Argentina during 2015.

Hydroelectric generation in Argentina accounted for nearly 28.4% of our total as of December 2015, 1% higher than 2014. This was due to the fact that hydrological levels of the Limay River were close to average levels due to higher average precipitation during the winter months.

Generation by type and combined entity is shown in the following table:

ELECTRICITY GENERATION IN ARGENTINA (GWh)

	Year ended December 31,
	2015		2014		2013
	Generation	%	Generation	%	Generation	%
Hydroelectric generation (El Chocón)	3,238	28.4	2,632	27.4	2,317	21.4
Thermal generation (Costanera)	8,167	71.6	6,972	72.6	8,523	78.6

Total generation	11,405	100	9,604	100	10,840	100

The following table sets forth our electricity generation and purchases in Argentina:

ELECTRICITY GENERATION AND PURCHASES IN ARGENTINA (GWh)

	Year ended December 31,
	2015		2014		2013
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	11,405	95.3	9,604	92.0	10,840	87.7
Electricity purchases	563	4.7	838	8.0	1,514	12.3

Total	11,968	100	10,442	100	12,354	100

The distribution of our electricity sales in Argentina, by customer segment and per combined entity, is shown in the following tables:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year ended December 31,
	2015		2014		2013
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	585	4.9	857	8.2	1,737	14.1
Non-contracted sales(1)	11,383	95.1	9,586	91.8	10,617	85.9

Total electricity sales	11,968	100	10,442	100	12,354	100

(1)	Non-contracted electricity sales were made at spot prices determined by the regulator.

ELECTRICITY SALES PER COMBINED ENTITY IN ARGENTINA (GWh)

	Year ended December 31,
	2015	2014	2013
Costanera	8,168	7,051	8,962
El Chocón	3,801	3,391	3,392

Total	11,968	10,442	12,354

In March 2013, the Argentine government intervened in the commercial market for energy, except with respect to the “Energy Plus” program, through the one-time application of Resolution No. 95/2013. CAMMESA is now responsible for the management of contracts with end customers, except for those under the “Energy Plus” program. The resolution defined a transition period in which the electricity generating companies will continue managing the contracts until their expiration dates.

As of December 31, 2015, Costanera did not have contracts with unregulated customers or distribution companies and sold all of its electricity to the pool market during the year. As of December 31, 2015, El Chocón had only one contract with unregulated customers and no contracts with distribution companies. Energy is provided to Minera Alumbrera through CEMSA, our combined entity.

El Chocón does not have the right to terminate its operating agreement with us, unless we fail to comply with our obligations under the agreement. Under the terms of the operating agreement, we are entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

According to CAMMESA, electricity demand throughout the Argentine NIS increased by 4.4% during 2015. The total electricity demand was 131,998 GWh in 2015, 126,397 GWh in 2014 and 125,167 GWh in 2013. Our Argentine combined entities compete with all the major power plants connected to the Argentine NIS. According to the installed capacity reported by CAMMESA, in its monthly report as of December 2015, our major competitors in Argentina are: (1) the state controlled company Enarsa (with an installed capacity of 1,133 MW), (2) the nuclear unit “NASA” (with an installed capacity of 1,010 MW), and (3) the hydroelectric units Yacyretá and Salto Grande (with an aggregate installed capacity of 3,690 MW). The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (“Sadesa”), and Pampa Energía. The AES Group has seven power plants connected to the Argentine NIS with a total installed capacity of 2,753 MW (43.7% of which is hydroelectric). Sadesa owns a total of approximately 3,858 MW of installed capacity, the most significant of which are Piedra del Águila (with an installed capacity of 1,400 MW) and Central Puerto (a thermal facility with 1,777 MW of installed capacity). Pampa Energía, with a total installed capacity of 2,217 MW, competes with us with six power plants, of which 653 MW is hydroelectric and 1,564 MW is thermal.

Operations in Colombia

Our generation operations in Colombia are carried out through Emgesa. We hold 56.4% of Emgesa’s voting rights as a result of a transfer of voting rights from Enersis Américas and we are allowed to appoint the majority of the Board members pursuant to a shareholders’ agreement. We therefore control Emgesa. For more information on our control over Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

As of December 31, 2015, Emgesa operated 36 generation units, with a total installed capacity of 3,459 MW, of which 3,015 MW was from hydroelectric plants and 444 MW was from thermoelectric plants. According to Expertos de Mercado S.A. E.S.P. (“XM”), a Colombian company that provides system management in real time services in electrical, financial and transportation sectors, our hydroelectric and thermal generation plants represented 21.0% of the country’s total electricity generation capacity as of December 2015. For information on the installed generation capacity for each of our Colombian combined entities, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”

Approximately 89% of our installed capacity in Colombia is hydroelectric, and therefore, our electricity generation depends on reservoir levels and rainfall. According to XM, our generation market share was 20.6% in 2015, 21.2% in 2014 and 20.6% in 2013. In addition to hydrological conditions, the generation amount depends on our commercial strategy. Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2015, thermal generation represented 10.8% of total generation and hydroelectric generation represented the remaining 89.2%. In 2015, hydrological conditions were below the historical averages in Colombia, with rainfall around 79% of the historical averages. In the case of Emgesa, according to XM, the three rivers that supply water to Emgesa’s hydroelectric power plants were as follows compared to their historical levels: the Guavio River Basin was 13% higher, the Magdalena River (Betania) was 10% lower and the Bogotá River (Cadena Nueva) was 7% lower. For the year ended December 31, 2015, hydroelectric generation decreased by 3.2% compared to 2014.

Generation by type in Colombia is shown in the following table:

ELECTRICITY GENERATION IN COLOMBIA (GWh)

	Year ended December 31,
	2015		2014		2013
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	12,223	89.2	12,627	93.1	11,784	92.4
Thermal generation	1,482	10.8	932	6.9	964	7.6

Total generation	13,705	100	13,559	100	12,748	100

During 2015, Emgesa used 554 kilotons of coal for its coal-fired plants, which was obtained from 22 local suppliers compared to the 439 kilotons used during 2014. This higher consumption can be explained by the presence of El Niño climate phenomenon which resulted in drier hydrology in Colombia than in 2014. The local coal price has remained below the export price as high transport costs make it difficult for domestic coal to compete in the export market. This trend is expected to continue in the Colombian coal market.

In 2013, Emgesa also entered into a fuel oil supply agreement with Esapetrol, in addition to the existing oil supply contracts with Petromil and Biomax. During 2015, the Cartagena power plant consumed 118 kilotons of fuel oil, primarily supplied from Petromil. We believe that Emgesa will have access to a reliable supply of fuel oil for the Cartagena power plant.

The following table sets forth our electricity generation and purchases in Colombia:

ELECTRICITY GENERATION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2015		2014		2013
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	13,705	80.2	13,559	85.3	12,748	78.6
Electricity purchases	3,384	19.8	2,333	14.7	3,461	21.4

Total(1)	17,089	100	15,893	100	16,209	100

(1)	Electricity generation and electricity purchases may differ from total electricity sales because transmission losses and technical losses have already been deducted.

Colombia has a single interconnected electricity system, the National Interconnected System (“Colombian NIS”). Electricity demand in the Colombian NIS increased 4.1% during 2015. Total electricity consumption was 66,173 GWh in 2015, 63,570 GWh in 2014, and 60,890 GWh in 2013.

Colombia has an agreement with Ecuador to provide an interconnection between the electricity systems of both countries. During 2015 Colombian electricity generators sold 824 GWh of electricity to Ecuadorian customers.

In addition, Colombia has interconnection lines with Venezuela that operate under exceptional circumstances as needed by either of the two countries. In April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations. This agreement also includes the import of gasoline and diesel from Venezuela. The total energy exported to Venezuela was 3 GWh in 2015.

The distribution of our electricity sales in Colombia by customer segment is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2015		2014		2013
	Sales	% of Sales Volume	Sales	% of Sales Volume	Sales	% of Sales Volume
Contracted sales	12,505	74.1	10,969	69.5	11,567	71.9
Non-contracted sales	4,381	25.9	4,804	30.5	4,523	28.1

Total electricity sales(1)	16,886	100	15,773	100	16,090	100

(1)	Electricity generation and electricity purchases may differ from total electricity sales because transmission losses and technical losses have already been deducted.

During 2015, Emgesa served 440 customers, of which 422 were unregulated customers and 18 were distribution and trading companies. Emgesa’s sales to our Colombian distribution combined entity, Codensa, accounted for 15% of its total contracted sales with regulated customers in 2015. Electricity sales to the five largest unregulated customers represented 23% of total contracted sales with unregulated customers.

For the year ended December 31, 2015, principal distribution customers were (ordered alphabetically): Codensa (our combined entity), Compañia Energética del Tolima (“Enertolima”), Electrificadora del Caribe (“Electrocaribe”), Electrificadora del Huila, Electrificadora de Santander and Empresas Públicas de Medellín (“EPM”).

Our most significant competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 3,202 MW) and Isagen (with an installed capacity of 3,001 MW). We also compete with the following private sector companies in Colombia: Chivor (with an installed capacity of 1,000 MW), which is owned by Gener; Colinversiones (with an installed capacity of 1,862 MW), which includes Termoflores and Epsa; and Gecelca (with an installed capacity of 1,361 MW).

Operations in Peru

Through our combined entity, Edegel, we operate a total of 25 generation units in Peru, with a total installed capacity of 1,686 MW. As of December 31, 2015, Edegel owns 18 hydroelectric units, with a total installed capacity of 783 MW, and the remaining 903 MW consists of seven thermal units. On May 6, 2013, the TG 7 unit of Santa Rosa was decommissioned due to fire damage. The damage in the plant resulted in a total loss and the insurance covered both the assets and the business interruption for a period of up two years. On December 5, 2014, the TG 7 unit restarted commercial operations again. During 2015, no new generation units entered operation, but Edegel adjusted the capacities of some units. Edegel’s hydroelectric plants had their capacities adjusted as follows: Chimay increased by 1 MW, Callahuanca increased by 4 MW, Huinco increased by 21 MW and Moyopampa increased 3 MW. Edegel also adjusted the capacity of some of its thermal plants as follows: Santa Rosa increased by 6 MW and Ventanilla was reduced by 1 MW.

According to the Energy and Mining Investment Supervisory Authority (“Osinergmin” in its Spanish acronym), the Peruvian regulatory electricity authority, our hydroelectric and thermal generation plants in Peru represented 17.6% of the country’s total electricity generation capacity as of December 31, 2015. For information on the installed generation capacity for each of our power plants in Peru, see “Item 4. Information on the Company — D. Property, Plant and Equipment — Property, Plant and Equipment of Generating Companies.”

Generation by type in Peru is shown in the following table:

ELECTRICITY GENERATION IN PERU (GWh)

	Year ended December 31,
	2015		2014		2013
	Generation	%	Generation	%	Generation	%
Hydroelectric generation	4,653	56.6	4,439	51.6	4,474	53.3
Thermal generation	3,565	43.4	4,170	48.4	3,917	46.7

Total generation	8,218	100	8,609	100	8,391	100

According to the Committee of Economic Operation of the Peruvian System (“COES” in its Spanish acronym), we generated 18.8% of total Peruvian electricity production in 2015.

Hydroelectric generation represented 56.6% of total production of Edegel in 2015. In the case of Edegel, hydrological levels were above their historical averages in 2015 in the rivers that supply Edegel’s hydroelectric power plants. According to COES, hydrological levels of the Rimac River Basin (Huinco, Matucana, Callahuanca, Moyopampa and Huampaní) were 9% higher than the average; hydrological levels of the Tulumayo River (C.H. Chimay) were 15% higher than the average; and hydrological levels of the Tarma River (C.H. Yanango) were 6% higher than the average.

Edegel has long-term gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities. It has also signed transport capacity transfer agreements with other generators, which allows it to trade transport capacity in order to operate as instructed by COES, and optimize the use of the natural gas transport system.

The following table sets forth our electricity generation and purchases in Peru:

ELECTRICITY GENERATION AND PURCHASES IN PERU (GWh)

	Year ended December 31,
	2015		2014		2013
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	8,218	95.2	8,609	92.4	8,391	94.2
Electricitypurchases	415	4.8	710	7.6	512	5.8

Total	8,633	100	9,320	100	8,903	100

The Peruvian National Interconnected Electric System (“SEIN”) is the only interconnected system in Peru. Electricity sales in the SEIN increased by 6.6% in 2015 compared to 2014, amounting to 39,937 GWh.

The distribution of Edegel’s electricity sales by customer segment in Peru is shown in the following table:

ELECTRICITY SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2015		2014		2013
	(GWh)%		(GWh)%		(GWh)%
Contracted sales	7,971	92.3	8,719	93.6	7,892	88.6
Non-contracted sales	662	7.7	601	6.4	1,011	11.4

Total electricity sales	8,633	100	9,320	100	8,903	100

(1)	Includes sales to distribution companies without contracts.

Edegel’s electricity sales decreased by 7.4% in 2015 compared to 2014, mainly due reduced activity in the mining sector. One of our principal customers decreased its metal extraction, reducing its energy consumption. In 2015, sales to unregulated customers represented 43.2% of Edegel’s total contracted sales. During 2015, Edegel had nine regulated customers and seventeen unregulated customers.

For the year ended December 31, 2015. Edegel’s principal distribution customers were (ordered alphabetically): Edelnor (Enersis Amerícas’ subsidiary), ElectroSur, Electrosureste, Hidrandina, Luz del Sur and Seal, and Edegel’s principal unregulated customers were (ordered alphabetically): Compañía Minera Casapalca, Creditex, Hudbay Perú, Minera Chinalco Perú, Minera La Arena and Refinería Cajamarquilla.

In 2012, Edelnor carried out a long-term tender process for the period of 2016-2027, with an energy requirement of approximately 990 GWh per year. The contracts were granted to Edegel (42.3%), Fenix (24.9%), Kallpa (18.5%), EEPSA (12.5%) and Egejunin (1.8%).

In 2013 and 2014, there were no long-term tenders in Peru.

In 2015, Edelnor carried out a long-term tender process for 2022-2031, with a power requirement of 300 MW per year. The contracts were granted to Electroperu (33.3%), Cerro del Águila (27.0%), Edegel (23.3%), EEPSA (6.7%), Hidro Marañón (4.7%), San Gabán (1.7%), SDF (1.7%) and Celepsa (1.7%).

Our most significant competitors in Peru are: Enersur (GDF-Suez group, with an installed capacity of 1,248 MW), Electroperú (a state-owned competitor, with an installed capacity of 911 MW), Kallpa (Inkia Energy group, with an installed capacity of 1,060 MW), Egenor (Duke Energy group, with an installed capacity of 622 MW) and Fenix (Fenix Power Peru group, with an installed capacity of 570 MW).

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

The following chart shows a summary of the main characteristics of the electricity regulatory framework by business segment in the countries in which we have investments or have an economic interest.

		Argentina	Brazil	Peru	Colombia
Gx	Unregulated Market	Regulated remuneration scheme (Resolution No. 482/2015)	Spot markets with prices defined by the regulator	Spot markets with costs audited by the regulator	Spot market with auctioned cost (Price-offered)
	Regulated	Seasonal Price	Auction Thermal - 20 years / Hydro - 30 years	Auction up to 20 years and node price	Auction 3/5 years
	Capacity	Contribution peak demand	--	Income based on contributions during peak demand	Firm energy contribution (energy auctions for at least 20 years)
Tx	Features	Public - Open Access - Regulated Tariff Monopoly Regime for Transmission System Operators (“TSOs”)
Dx	Law	Concession contract		Administrative Concession (indefinite)	Authorization Operation Zone
	Expansion	95 years	30 years	Undefined
	Tariff review	5 years	4/5 years	4 years	5 years
Cx	Unregulated customers	> 0.03 MW	> 0.5 MW to 3MW/ NCRE >0.5MW/conventional	> 0.2 to 2.5 MW optional >2.5 MW mandatory	> 0.1 MW
	Unregulated market (%)	≈ 20%	≈ 25%	≈ 45%	≈ 30%

Gx: Generation	Tx: Transmission	Dx: Distribution	Cx: Trading

Argentina

Industry Overview

Industry Structure

In the Argentine Wholesale Electricity Market (“Argentine MEM” in its Spanish acronym) there are four categories of local agents (generators, transmitters, distributors, and large customers) and two external agents (traders of generation and traders of demand) who are allowed to buy and sell electricity as well as related products.

The following chart shows the relationships among the various participants in the Argentine MEM:

The generation sector was organized on a competitive basis until March 2013, with independent generating companies selling their output in the Argentine MEM spot market, through private contracts to purchasers in the Argentine MEM contract market or to CAMMESA, through special transactions.

On March 26, 2013, the Argentine Secretary of Energy published Resolution No. 95/2013 that set out a regulated remuneration scheme for power generation activity beginning retroactively from February 2013. The main features of the Resolution are as follows:

•	It applies to generators, co-generators and self-generators, except for power plants entered into operation after 2005, nuclear generation and cross-border hydro generation.

•	CAMMESA, the market operator, became the single buyer/seller for the fuel needed for plant operations. This implies that market agents are not allowed to trade fuels.

•	Free bilateral trading is suspended: large customers will have to buy electricity directly from CAMMESA (no change of supply for residential customers, who are still served by distribution companies).

•	Generators began to receive a regulated remuneration, which should cover fixed and variable costs plus additional remuneration.

The transmission sector is regarded as a public service, operating under monopoly conditions and is comprised of several companies to whom the Argentine government grants concessions. One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which generation plants, distribution systems and large customers are connected. The international interconnected transmission systems also require concessions granted by the Argentine Secretary of Energy. Transmission companies are authorized to charge different tolls for their services.

Distribution is regarded as a public service, operating under monopoly conditions, and is comprised of companies that have been granted concessions by the Argentine government. Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator. Accordingly, these companies have regulated tariffs and are subject to quality service specifications. Distribution companies may obtain electricity on the Argentine MEM’s spot market, at a price called “seasonal price”, which is defined by the Argentine Secretary of Energy as the cap for the costs of electricity bought by distributors that can be passed through to regulated customers. There are two electricity distribution areas subject to federal concessions. The concessionaires are Edesur (one of our combined entities) and Edenor (an unrelated company), both of which are located in the greater Buenos Aires area. The local distribution areas are subject to concessions granted by the provincial or municipal authorities. However, all distribution companies acting on the Argentine MEM must operate under its rules.

Among customers, there are the regulated customers that are supplied by distributors at regulated tariffs and the large customers, who are classified into three categories: major large customers, minor large customers and private large customers. Each of these categories has different requirements with respect to purchases of their energy demand. For example, major large customers are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while minor large customers and private large customers are required to purchase all of their demand through supply contracts. Large customers participate in CAMMESA by appointing two directors and two acting directors through the Argentine Association of Electric Power for Large Customers. Since 2013, due to Resolution No. 95/2013, large customers buy electricity directly from CAMMESA, following the expiration of their bilateral contracts directly with generators.

There is one interconnected system, the Argentine NIS, and smaller systems that provide electricity to specific areas. According to the Argentine National Institute of Statistics and Census (Federal Planning Ministry provisional data of 2014), 99.4% of the energy required by the country is supplied by the Argentine NIS and only 0.6% is supplied by isolated systems.

Principal Regulatory Authorities

The Argentine Ministry of Energy and Mining, is primarily responsible for studying and analyzing the behavior of energy markets, preparing the strategic planning with respect to electricity, hydrocarbons and other fuels, promoting policies to increase competition and improve efficiency in the assignment of resources, leading actions for applying the sector policy, orienting new operators to the general interest, respecting the rational exploitation of the resources and the preservation of the environment.

The Argentine National Regulatory Authority for the Energy Sector (“ENRE” in its Spanish acronym) carries out the measures necessary for meeting national policy objectives with respect to the generation, transmission and distribution of electricity. Its principal objectives are to: protect the rights of customers; promote competitiveness in production; encourage investments that assure long-term supply; promote free access, non-discrimination and the generalized use of the transmission and distribution services; regulate transmission and distribution services to ensure fair and reasonable tariffs, and encourage private investment in production, transmission, and distribution, ensuring the competitiveness of the markets where possible. ENRE directly controls the management of Edenor and Edesur as distribution companies operating under a national concession. In the case of Edesur, on July 12, 2012, ENRE appointed an overseer, originally for 45 business days, a term that was extended for successive periods of the same duration, in order to monitor and actively control management of Edesur. ENRE Resolution No.243/2013 increased the term from 45 to 90 business days and it has been extended by successive 90 day-terms and may be extended further.

The principal functions of the CAMMESA are the coordination of dispatch operations, the establishment of wholesale prices and the administration of economic transactions made through the Argentine NIS. It is also responsible for executing the economic dispatch through economic considerations and rationality in the administration of energy resources, coordinating the centralized operation of the Argentine NIS to guarantee its security and quality, and managing the Argentine MEM, in order to ensure transparency through the participation of all the players involved and with respect to the respective regulations.

The principal functions of the Argentine Federal Electricity Council are the following: (i) managing specific funds for the electricity sector and (ii) advising the national executive authority and the provincial governments with respect to the electricity industry, the priorities in performing studies and works, concessions and authorizations, and prices and tariffs in the electricity sector. It also provides advice regarding modifications resulting from legislation referring to the electricity industry.

The Federal Environmental Council is an institutional branch of the federal government empowered to address environmental problems and solutions in Argentina. It has legal authority to coordinate the development of environmental policy among member states. The member states adopt regulations or rules that are issued by the Argentine Assembly, which are issued as resolutions.

The Ministry of Environment and Sustainable Development, a member of the Federal Environment Council, assists the Chief of Cabinet of Ministers in the implementation of environmental measures and articulates its insertion in the ministries and other areas of the national public administration. It seeks to foster rational exploitation and sovereignty over Argentina’s natural resources with consideration to fairness and social inclusion. The Secretary is involved in environmental planning and preservation, planning and implementation of national environmental management in the implementation of sustainable development, rational use of non-renewable resources and the diagnosis of environmental issues in coordination with different branches of the Argentine government.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies. As a result of service problems, the Argentine government began to intervene in the sector in the 1950s and initiated a nationalization process. Law 15,336/60 was passed to organize the sector and establish the federal legal framework for the start of major transmission and generation projects. Many government-owned corporations were created within this framework in order to carry out various hydroelectric and nuclear projects.

As a result of the electricity shortage in 1989, the following laws were passed starting in 1990: Law 23,696 (“State Reform”), Law 23,697 (“Economic Emergency”) and Law 24,065 (“Electricity Framework”). The objective of the new legislation was essentially to replace the vertically-integrated system based on a centrally-planned state monopoly with a competitive system based on the market and indicative planning.

Regulatory Developments: The Industry After the Public Emergency Law

Law 25,561, the Public Emergency Law, was enacted in 2002 to manage the economic crisis that began that year. It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of U.S. dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1.00 per US$ 1.00. The mandatory conversion of transmission and distribution tariffs from U.S. dollars to Argentine pesos at this pegged rate (compared to the market exchange rate at that time of approximately Ar$ 3.00 per US$ 1.00) and the regulatory measures that cap and reduce the spot and seasonal prices hindered the pass-through of generation variable costs in the tariffs to end customers.

The Public Emergency Law also empowered the Argentine government to implement additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term. These measures have been periodically extended. Most recently, Law 27,200 enacted on November 2015, further extended the measures until December 31, 2017

The Argentine Secretary of Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the Argentine MEM’s costs and prices and to reduce the price paid by the end customers.

Resolution No. 240/2003 changed the method for calculating spot prices by decoupling such prices from the marginal cost of operation. Prior to this resolution, spot prices in the Argentine MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with liquid fuel/diesel in the winter (May through August). Due to restrictions on natural gas supply, winter prices were higher and affected by the price of imported fuels priced in U.S. dollars. Resolution No. 240/2003 sought to avoid price indexation pegged to the U.S. dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply. In addition, water value is not considered if its opportunity cost is higher than the cost of generating with natural gas. The resolution also set a cap on the spot price at Ar$ 120 per MWh, which was valid until the adoption of Resolution No. 95/2013 (March 2013). The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho) plus a margin of Ar$ 2.5 per MWh, according to the Resolutions No. 6,866/2009 and No. 6,169/2010, that came into effect in May 2010. The generators that have adopted Resolution No. 95/2013 are remunerated according to such resolution and later by Resolution No.529/2014 and Resolution No. 482/2015.

The Argentine government has avoided increases in electricity tariffs to end customers and seasonal prices have been maintained substantially fixed in Argentine pesos. In contrast, gas producers have received price revisions by the authority and thereby were able to recover part of the value that they lost as a result of the 2002 devaluation of the Argentine peso against the U.S. dollar.

Under this system, CAMMESA sells energy to distributors who pay seasonal prices and buys energy from generators at spot prices that recognize rising gas prices at a contractual price defined by the instructions of the Argentine Secretary of Energy. To overcome this imbalance, the Argentine Secretary of Energy — through Resolution No. 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market. This resolution set a priority of payment for different services, such as capacity payment, fuel cost and energy sales margin, among others. As a result, CAMMESA accumulates debt with generators while the system gives a distorted price incentive to the market that encourages electricity consumption but discourages investments to satisfy the growth in electricity demand, including investments in transmission capacity. Additionally, electricity generators experience a reduction of estimated income from contract prices because of the reduction of the spot price. However, since 2013, generators that have adopted Resolution No. 95/2013 collect most of their income through CAMMESA.

The Argentine government had intentions to gradually reverse its decision to freeze distribution tariffs. During 2011, various resolutions authorizing the elimination of electricity and natural gas subsidies were issued. However, the subsidy elimination has been applied to only 5% of customers, and has not expanded to other customers. For further details, see “— Sales to Distribution Companies and Certain Regulated Customers” below.

In order to enhance the energy supply, the Argentine Secretary of Energy created different schemes to sell “more reliable energy.” Resolution No. 1,281/2006 created the Energy Plus Service Program, which was designed to increase generation capacity in order to meet growth in electricity demand over the “Base Demand,” which was the demand for electricity in 2005.

SE Resolutions No. 220/2007 and 724/2008 gave thermal generators the opportunity to reduce some of the adverse effects of Resolution No. 406/2003 by entering into MEM Supply Commitment Contracts (“CCAM” in its Spanish acronym). Under these resolutions, a thermal generator can perform maintenance or repowering investments to improve the availability of its units and add additional capacity to the system. After authorization, the thermal generator can then sign a CCAM at prices that would permit the recovery of such capital expenditures. Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales under Resolution No. 406/2003. Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional six-month period.

During 2009, Resolution No. 762/2009 created the National Hydroelectric Program to promote the construction of new hydroelectric plants. The program enables authorized generators to enter into energy supply contracts with CAMMESA for up to 15 years at prices that would allow for the recoupment of their investment.

The Argentine government has adopted several other measures to encourage new investments, including the following: auctions to expand the capacity of natural gas transportation and electricity transmission; the implementation of certain projects for the construction of power plants; the creation of fiduciary funds to finance these expansions; and the awarding of contracts with renewable energy, called the “GENREN program.” For more details, refer to “— Environmental Regulation” below. In addition, Law 26,095/2006 created specific charges that must be paid by end customers, which are used to finance new electricity and gas infrastructure projects. The Argentine government has also enacted regulations to encourage the rational and efficient use of electricity.

Since the implementation of the Electricity Framework, the generation sector has sold the electricity it generates on the wholesale spot market and the private contract market. However, a series of resolutions have been published since 2005 that have permitted the Argentine government and generators to sign contracts for the incorporation of new generation plants and/or maintenance of existing plants to guarantee the availability of the units. On August 24, 2012, the Argentine government informed electricity sector companies that it would reform the Argentine MEM and end the marginal price system of the 1990s. To implement these changes, a Strategic Planning and Coordination Commission of the National Hydrocarbons Investment Plan was created. The principal change in the generation sector is the evolution of the “liberalized marginalist” model into a “Cost Plus” model in accordance with the following “Declared Principles”: (i) any income shall be applied to each company based on the sum of its equity and debt, less redundant assets, (ii) a “Reasonable Profit” would be recognized, and (iii) efficient operating costs would be recognized.

With this new regulatory model, the Argentine government has more information and control over (i) the profitability of companies, (ii) the quality of service, and (iii) the supply of fuels through CAMMESA, which is the sole supplier of fuels (through imports and a contract with YPF S.A., an Argentine company engaged in the exploration, distribution and sale of petroleum and its derivatives). Therefore, while generation companies will not pay for fuel, reducing their operating costs, they are not compensated for this expense in their prices, also reducing part of their revenues and changing the method employed to record revenues and operating costs.

The Argentine Secretary of Energy published Resolution No.95/2013, Resolution No. 529/2014 and Resolution No. 482/2015, in 2013, 2014 and 2015, respectively, which established a new remuneration scheme for all generation companies except for biomass/biogas, hydroelectric plants, nuclear plants and blocks of energy commercialized through energy contracts regulated by the Secretary of Energy. The remuneration scheme is based on average costs for generation companies, in contrast with the previous marginal price system. The new scheme establishes payments for fixed and variable costs depending on the type of technology, whether it be hydroelectric, thermal (gas turbine, steam turbine, combined cycle), internal combustion motor generators, wind, solar photovoltaic, biomass/biogas, as well as the size of the plant (small, medium or large units) separated by their technology and the type of fuel used (natural gas, fuel oil/gas oil, biofuels or coal). The generation companies received payments defined by Resolution No. 95/2013 from February 2013 until January 2014. From February 2014 until January 2015, generation companies received payments according to Resolution No. 529/2014. Since February 2015, generators have received payments according to Resolution No. 482/2015, which increased the amounts in order to compensate them for inflation effects. Resolution No. 482/2015 also includes the recognition of non-recurring maintenance costs for hydroelectric generation plants, and incorporates a new payment to finance new electric project investment.

The impact of Resolution No. 482/2015 has been favorable for generators in 2015 due to higher revenues received than those under Resolution No. 529/2014, leading to greater cash flows. However, the future effect of this regulation will depend on the remuneration values constantly being updated by the Argentine Secretary of Energy.

The increases in the payments to generators due to Resolution No. 482/2015, as compared to Resolution No 529/2014 are summarized as follows:

•	28% increase in the fixed cost recognition for combined cycle gas turbines, CCGTs and hydroelectric plants.

•	23.5% and 23% increase in the variable cost recognition for CCGTs and hydroelectric plants.

•	25% and 10% increase in the additional remuneration in CCGTs and hydroelectric plants, respectively.

•	18% increase in the non-recurring maintenance remuneration in hydroelectric plants, which before with Resolution No. 529/2014 did not receive this payment.

•	Create a charge intended to finance new investment projects during 2015-2018, called 2015-2018 FONINVEMEM charge (Cargo Foninvemem 2015-2018).

On July 2, 2015, El Chocón, Costanera and Dock Sud signed the “Agreement to manage and operate projects, increase thermal generation availability and adjust the remuneration for energy generated”. El Chocón, Costanera, Dock Sud and other companies decided to participate in an 800 MW combined-cycle gas turbine power plant project. The agreement states that the project will be funded with the receivables of the 2015-2018 FONINVEMEM remuneration and with a remuneration trust that was not used for other purposes, which is accrued between February 2015 and December 2018. Both the Secretary of Energy and the generators’ agents reserved the right to terminate this agreement if the respective complementary agreements were not signed within 90 days. To date there has been no further progress in the signing of the complementary agreements. Therefore, the contract is no longer valid.

Part of the additional remuneration set in Resolution No. 95/2013, adjusted by Resolution No. 529/2014 and Resolution No. 482/2015, went into a trust for the execution of works in the electricity sector. Resolution No. 95/2013 states that the payment deposited to the trust is not subject to any deduction or discount, and that the Secretary of Energy will define the mechanism under which the receivables collected by CAMMESA due to Resolution No. 406/2003 will be utilized.

Generators, including our combined entities, have the option to invest in new capacity, which can be financed with accruals of the trust. Costanera and El Chocón signed an agreement to install four new 9 MW generating units in Costanera. The investment of approximately US$ 44 million was financed with El Chocón’s Additional Remuneration Trust accruals. Resolution No. 482/2015 incorporated the payment values for this technology, generating units, that was not previously defined. The four generating units are expected to begin their commercial operation during the second quarter of 2016.

On December 16, 2015, the National Executive Branch enacted the Decree No. 134/2015, which declared a state of emergency for the National Electricity sector until December 31, 2017 and instructed the newly-created Ministry of Energy and Mining to prepare and implement a national program to improve the quality and safety of the electrical supply and guarantee that it is provided under the best technical and economic conditions.

FONINVEMEM

Resolution No. 712/2004 created FONINVEMEM, a fund whose purpose is to increase electricity capacity/generation within the Argentine MEM. Pursuant to Resolution No. 406/2003, the Argentine Secretary of Energy decided to pay generators for the spot prices up to the amount available in a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, which were lower than spot prices for the same period. FONINVEMEM would receive the differences between spot prices and payments to sellers, according to Resolution No. 406/ 2003 from January 1, 2004 to December 31, 2006. CAMMESA was appointed to manage FONINVEMEM.

Pursuant to Resolution No. 1,193/2005, all private generators in the Argentine MEM were called upon to participate in the construction, operation and maintenance of the electricity generation plants to be built with the funds from FONINVEMEM, consisting of two combined-cycle generation plants of approximately 825 MW each.

Due to the insufficient resources to construct the plants, Resolution No. 564/2007 required all of the Argentine MEM’s private sector generators to commit to FONINVEMEM by including the differences between spot prices and payments made pursuant to Resolution No. 406/2003 for an additional period ending December 31, 2007. These plants were completed in 2010 and are powered by natural gas or alternative fuels.

The Energy Plus Program

In September 2006, the Argentine Secretary of Energy issued Resolution No. 1,281/2006 in an effort to respond to the continued increase in energy demand following Argentina’s economic recovery after the crisis. With this resolution, the Argentine government started the Energy Plus Program, which (i) create incentives to construct electricity generation plants; and (ii) ensure that energy available in the market is used primarily to service residential customers and industrial and commercial customers with an energy demand is at or below 300 kW as well as those who do not have access to other viable energy alternatives, as its principal objectives.

The resolution also established the price large customers are required to pay for excess demand that are not covered by a contract under the Energy Plus Program, which is equal to the marginal cost of operations. This marginal cost is equal to the generation cost of the last generation unit dispatched to supply the incremental demand for electricity at any given time.

Agreement to Manage and Operate Projects

On November 25, 2010, the Argentine Secretary of Energy signed an agreement with several generation companies, including our combined entities, in order to: (i) increase thermoelectric unit availability; (ii) increase energy and capacity prices; and (iii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies.

This agreement seeks to accomplish: (i) continue the reform of the Argentine MEM; (ii) enable the incorporation of new generation to meet the increased demand for energy in the Argentine MEM (pursuant to this agreement, our combined entities, together with the SADESA Group and Duke, formed a company to develop the combined-cycle project with a capacity of approximately 800 MW at the Vuelta de Obligado thermal plant (“VOSA”); (iii) determine a mechanism to pay the generators’ sales settlements with maturity dates to be determined (“LVFVD”), which represent generators’ claims for the period from January 1, 2008 to December 31, 2011. These contributions shall be returned with the interests and converted into U.S. dollars at the date of VOSA’s completion, considering the exchange rate existing as of the date on which the agreement was signed; and (iv) determine the method for recognizing the total remuneration due to generators.

On October 24, 2012, the contract for the turnkey supply and construction of the VOSA was entered into among General Electric Internacional Inc., General Electric Internacional Inc. Argentina branch, and the Argentine Secretary of Energy.

The project also includes the expansion of the Río Coronda 500 kV transformer station which connects to the Argentine NIS, the construction of four new fuel tanks, the construction of a gas pipeline to supply natural gas from the national network, and maintenance of the plant during the single and combined-cycle operation periods for a period of ten years. On December 3, 2014, VOSA started to operate its open cycle, with a capacity of 540 MW. Total installed capacity is expected to reach approximately 800 MW in 2016.

Limits and Restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical Integration Restrictions

The vertical integration restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical integration restrictions were imposed by Law 24,065 (“Electricity Framework”), and apply differently to each sub-sector as described below:

Generators

•	Neither a generation company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling entity of a transmission company; and

•	Since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a generation company;

•	Neither a transmission company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a distribution company; and

•	Transmission companies cannot buy or sell electric energy.

Distributors

•	Neither a distribution company nor any of its controlled or controlling companies can be an owner, majority shareholder or the controlling company of a transmission company; and

•	A distribution company cannot own generation units. However, the shareholders of an electricity distributor may own generation units either by themselves or through any other entity created with the purpose of owning or controlling generation units.

Horizontal Integration Restrictions

In addition to the vertical integration restrictions described above, distribution and transmission companies are subject to the following horizontal integration restrictions:

Transmitters

•	Two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another transmission company. Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines between 132 kW and 140 kW, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement. Pursuant to the concession agreements that govern the services rendered by the private companies operating the high-tension transmission services of at least 220 kW, such companies must render the service on an exclusive basis and are entitled to render the service throughout the entire country, without territorial limitations.

Distributors

•	Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another transmission or distribution company; and

•	Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis in certain areas indicated in the concession agreement.

Regulation of Generation Companies

Concessions

Hydroelectric generators with a normal generation capacity exceeding 500 kW must obtain a concession to use public water sources. Concessions may be granted for a fixed or an indefinite term.

Such concession holders have the right to: (i) take control of the private properties within the concession area (subject to general laws and local regulations) that are necessary to create reservoirs as well as underground or above ground supply-line and release channels, (ii) flood lands that are necessary to raise water levels, and (iii) request the authorities to make use of the powers conferred in article 10 of Law 15,336 in cases where it is absolutely necessary to appropriate the property of a third-party that was not part of the concession and the concession holder has failed to reach an agreement with such third-party.

Dispatch and Pricing

CAMMESA controls the coordination of dispatch operations and the administration of the Argentine MEM’s economic transactions. All generators that are Argentine MEM agents must be connected to the Argentine NIS and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS. The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the specification of prices in the Argentine MEM and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuels such as diesel are purchased to meet demand due to the lack of supply of natural gas.

The introduction of Resolution No. 95/2013 suppressed the market for energy transactions among generators, large customers and traders. This resolution defines a regulated remuneration scheme for each type of technology used in power generation (see— Argentina — Industry Overview” and “— Regulatory Developments: the Industry After the Public Emergency Law”).

Seasonal Prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the Argentine MEM, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. These prices have not changed since November 2008.

Pursuant to Resolution No. 1,301/2011, which announced the elimination of subsidies, the Argentine MEM’s seasonal reference prices for non-subsidized electricity were published in November 2011. This resolution also provided for the (i) discontinuation of the practice of charging subsidized prices for non-residential customers based on their payment capacity and economic activity; (ii) creation of a Register of Exceptions including a list of customers exempt from the subsidy elimination, provided that they can certify their inability to bear the seasonal reference prices for non-subsidized electricity; and (iii) the identification of the National State Subsidy, requiring CAMMESA to explicitly identify the subsidies that it provides to each level of demand. Under the resolution, distributors are also required to notify residential customers that will be affected by the elimination of subsidies.

As a result of Decree No. 134/2015, which declared a state of emergency for the Argentine Electricity sector, the Ministry of Energy and Mining enacted Resolution No. 6/2016 on January 27, 2016, that changed the seasonal price between February 2016 and April 2017 for the MEM. The seasonal price was calculated based on the operational programming, dispatch and price calculations. This resolution allowed prices to reflect the actual energy cost, reducing the subsidies and creating differentiated prices for the residential customers based on their efficient energy usage. This is the first step towards the reconstitution of market conditions.

Stabilization Fund

The stabilization fund, managed by CAMMESA, was created to absorb the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price. When the spot price is lower than the seasonal price, the stabilization fund increases and when the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum balance to cover payments to generators if prices in the spot market during the quarter exceed the seasonal price.

The stabilization fund has been adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. These deficits have been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Sales to Distribution Companies and Regulated Customers

In order to stabilize the prices for distribution, the market uses the seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market. This is a fixed price determined every six months by the Argentine Secretary of Energy based on CAMMESA’s recommended seasonal price level for the next period according to its estimated spot price. CAMMESA estimates this price by evaluating its expected supply, demand and available capacity, as well as other factors. The seasonal price is maintained for at least 90 days. Since 2002, the Argentine Secretary of Energy has been approving seasonal prices lower than those recommended by CAMMESA.

At the end of 2011, the Argentine government issued various resolutions in order to begin a process to reduce subsidies to gas, electricity and water tariffs. These resolutions provide for, among other things (i) the approval of the seasonal programming of regulated tariffs for the period from November 2011 to April 2012; (ii) establishment of a new non-subsidized seasonal price, which increased from Ar$ 243 per MWh to Ar$ 320 per MWh; (iii) listing of economic activities that are subject to the reduction in subsidies; (iv) creation of a register recording the exceptions to the reduction in subsidies; (v) establishment of the effective date for the new tariffs as of January 1, 2012; and (vi) provisions for voluntarily renouncing gas, electricity and water subsidies through an online system.

Specific Regulatory Charges for Electricity Companies

The authority to impose regulatory charges in Argentina is administratively divided among the federal, provincial and the municipal governments. Therefore, the tax charge varies according to where the customer lives.

Incentives and Penalties

The Energy Plus Service Program, part of the Energy Plus Program, is provided by generators that have (i) installed new generation capacity or (ii) connected previously unconnected existing generation capacity to the Argentine NIS. All Large Customers that had a higher demand than their Base Demand as of November 1, 2006, were required to enter into a contract with the Energy Plus Service Program to cover their excess demand. Large Customers that did not enter into such contracts are required to pay additional amounts for any consumption that exceeds the Base Demand. The prices under the contracts with Energy Plus Service Program must be approved by the relevant authorities. Unregulated customers that were unable to secure an Energy Plus Service contract are able to request CAMMESA to conduct an auction in order to satisfy their demand.

Regulation in Transmission

The transmission sector is regulated based on the principles established in the Electricity Framework and the terms of the concession granted to Transener S.A. (the main operator of transmission lines in Argentina and a company not related to us) under Decree No. 2,743/92. Due to technological reasons, the transmission sector is heavily affected by economies of scale that limit competition. As a result, the transmission sector operates under monopoly conditions and is subject to considerable regulation.

Natural Gas Market

Since the emergency economic measures of 2002, the lack of investment in natural gas production forced the system to burn increasing amounts of liquid fuels.

The Argentine government has adopted different measures to improve the natural gas supply. Since 2004, local gas producers and the Argentine government have entered into various agreements to guarantee gas supply. The last agreement was signed in July 2009 and resulted in a 30% increase in the natural gas price for power generators until December 2009. In addition, Argentina and Bolivia entered into a 20-year agreement in 2006 that guarantees Argentina’s right to receive up to 28 million cubic meters of natural gas on a daily basis.

The Electronic Gas Market (“MEG” in its Spanish acronym) was also recently created to increase the transparency of physical and commercial operations in the spot market.

Electricity Exports and Imports

In order to give priority to the internal market supply, the Argentine Secretary of Energy adopted additional measures that restricted electricity and gas exports. SE Resolution No. 949/2004 established measures that allowed agents to export and import electricity under very restricted conditions. These measures prevented generators from satisfying their export commitments.

The Argentine Secretary of Energy published Disposition 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the use of transport capacity. These measures restricted gas delivery to Chile and Brazil. These restrictions are expected to continue as Enargas Resolution No. 1,410 issued in October 2010, reinforced such restrictions on gas distribution to certain customers. Specifically, the resolution mandated that the distribution of gas be made in the following order, from highest to lowest priority: (i) residential and commercial customers; (ii) the compressed natural gas market; (iii) large customers; (iv) thermal generator units; and (v) exports.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law 24,051, the “Hazardous Waste Law” and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector. Failure to satisfy these requirements entitles the Argentine government to impose penalties such as suspension of operations which, in case of public services, could result in the cancellation of concessions.

Law 26,190, enacted in 2007, defined the use of nonconventional renewable energy as a national interest and set the target at 8% market share for generation from renewable sources within a term of ten years. During 2009, the government took actions to reach this objective by publishing Resolution No. 712/2009 and launching an international auction to promote the installation of up to 1,000 MW of renewable energy capacity. This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA, a state owned company engaged in upstream and downstream activities associated with hydrocarbons and electricity. In June 2010, the GENREN program awarded a total of 895 MW, distributed in the following manner: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydroelectric and 20 MW of solar units. The prices awarded vary from US$ 150 per MWh (for mini-hydroelectric units) to US$ 598 per MWh (for solar units). In 2011, the Argentine Secretary of Energy issued Resolution No. 108/11 which allowed CAMMESA to sign contracts directly with generators of renewable energy on conditions similar to Resolution No. 712/2009.

In October 2015, Law 27,191 “National Development Scheme for the Use of Renewable Energy Sources for the production of Electric Power”, was enacted and defined renewable energy sources as: wind energy, solar thermal, solar photovoltaic, geothermal, tidal, wave, ocean currents, hydroelectric, biomass, landfill gas, gas treatment plants, biogas and biofuels, except for the uses established in Law 26,093. The new capacity limit for hydroelectric plants that qualify under Law 27,191 was changed from 30 to 50 MW. The law establishes that large customers should meet their demand with contracts sourced renewable technologies according to the following values: 8% in 2017, 12% in 2019, 16% in 2021, 18% in 2023 and 20% in 2025. A maximum price of US$ 113.00 per MWh is set for renewable energy contracts in the MEM. The law does not set a specific commitment to distributors. It also establishes a penalty for those who do not comply with the rates contained in Art. 8 to pay a price equal to the variable cost of production of electricity generated with imported diesel fuel for the deficit of contracted renewable energy. Finally, Law 27,191 also establishes incentives for investments: anticipation of the added value tax refund, the application of accelerated depreciation, the creation of a common fund for project financing and import duty exemption.

Brazil

Industry Overview

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, the “Brazilian NIS,” which comprises most of the regions of Brazil, and several other small isolated systems.

The following chart shows the relationships among the various participants in the Brazilian NIS:

Generation, transmission, distribution and trading are legally separated activities in Brazil.

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts with distributors, traders or unregulated customers. Differences are sold on the short-term market or spot market at the Settlement Price for the Differences (“PLD” in its Portuguese acronym). There is also a special mechanism between hydroelectric generators that seek to re-allocate hydrological risk by offsetting differences between hydroelectric generators’ assured energy and that which is actually produced, called the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym).

The Brazilian constitution was amended in 1995 to authorize foreign investment in power generation. Before then, all generation concessions were held directly or indirectly by Brazilians or by the Brazilian state.

The transmission sector operates under monopoly conditions. Revenues from the transmission companies are fixed by the Brazilian government. This applies to all electricity companies with transmission operations in Brazil. The transmission revenue fee is fixed and, therefore, transmission revenues do not depend on the amount of electricity transmitted.

Distribution is a public service that operates under monopoly conditions and is comprised of companies who have been granted concessions. Distributors in the Brazilian NIS are not allowed to: (i) perform activities related to the generation or transmission of electricity; (ii) sell electricity to unregulated customers, except for those in their concession area and under the same conditions and tariffs with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any equity interest in any other company, corporation or partnership; or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement. Similarly, generators are not allowed to hold equity interests in excess of 10.0% in distributors.

The selling of electricity is governed by Law 10,848/2004 and Decrees No. 5,163/2004 and No. 5,177/2004 of the Electricity Trading Chamber or Clearing House (“CCEE” in its Portuguese acronym), and ANEEL Resolution No. 109/2004, which introduced the Electricity Trading Convention. This convention defines the terms, rules and procedures of the trading in the CCEE. Two possible situations were introduced by these regulations for the execution of energy sales agreements: (i) the regulated contracting environment, in which energy generation and distribution agents participate, and (ii) the free market contracting environment, in which energy generation, trading, importing and exporting agents, and unregulated customers, participate.

Commercial relations between the agents participating in the CCEE are governed mainly by energy sales agreements. All the agreements between the agents in the Brazilian NIS should be registered with the CCEE. The register includes the amounts of energy and the terms. The energy prices agreed are not registered with the CCEE, but instead are specified by the parties involved in the agreements.

The CCEE records the differences between energy produced or consumed and the contracted amount. The positive or negative differences are settled in the short-term market and priced at the PLD and are determined weekly for each level of required energy or load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated, and special customers. It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework. According to the specifications set forth in Law 9,427/96, unregulated customers in Brazil are those who currently: (i) have a demand of at least 3,000 kW, generated from conventional sources and purchase their energy directly from generators or traders, but not from distributors or (ii) have a demand in the range of 500 to 3,000 kW, which is generated from NCRE and purchase their energy directly from generators, traders or distributors.

The Brazilian NIS is coordinated by the Brazilian Electricity System Operator (“ONS” in its Portuguese acronym) and is divided into four electric sub-systems: South-East/Center-West, South, North-East, and North. In addition to the Brazilian NIS, there are also the isolated systems that are not part of the Brazilian NIS. These isolated systems are generally located in the Northern and North-Eastern regions of Brazil and rely solely on electricity generated from coal-fired and oil-fueled thermal plants. According to the month electricity report of January 2015, (“EPE” in its Portuguese acronym), 99.2% of the energy required by Brazil is supplied by the Brazilian NIS and the remaining 0.8% is supplied by isolated systems.

Principal Regulatory Authorities

The Brazilian Ministry of Mines and Energy (“Brazilian MME”) regulates the electricity industry and its primary role is to establish the policies, guidelines and regulations for the sector.

The Brazilian National Energy Policy Council is in charge of developing the national electricity policy. Its principal responsibilities include advising the President in the formulation of energy policies and guidelines, promoting the stability and secure supply of the country’s energy resources, ensuring the energy supply to the most remote parts of the country, establishing directives for specific programs (such as the use of natural gas, alcohol, biomass, coal and thermonuclear energy) and establishing directives for the import and export of energy.

The Energy Research Company is an entity under the Brazilian MME. Its purpose is to conduct research and studies to support energy sector planning.

ANEEL, the Brazilian National Electric Energy Agency, is the entity that implements the regulatory policies. Its main responsibilities include, among others: (i) supervision of the concessions for electricity sale, generation, transmission and distribution; (ii) enactment of regulations for the electricity sector; (iii) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (iv) promotion of a bidding process for new concessions; (v) resolution of administrative disputes between electricity sector agents; and (vi) setting the criteria and methodology for determining distribution and transmission tariffs, as well as the approval of all the electricity tariffs, ensuring that customers pay a fair price for energy supplied and, at the same time, preserving the economic-financial balance of the distribution companies, so that they can provide the service to agreed quality and continuity.

The Energy Sector Monitoring Committee (“CMSE” in its Portuguese acronym) is an entity created under the scope of the Brazilian MME and is under the Brazilian MME’s direct coordination. CMSE was established to evaluate the continuity and security of the energy supply across the country. CMSE has the mandate to: (i) follow the development of the energy generation, transmission, distribution, trading, import and export activities; (ii) assess the supply and customer service as well as the security of the system; (iii) identify difficulties and obstacles that affect the supply security and regularity; and (iv) recommend proposals for preventive actions that can help preserve the supply security and service.

CCEE is a non-profit company subject to authorization, inspection and regulation by ANEEL and its main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS by registering the agreements resulting from market adjustments and whose agents are gathered into four categories: generation, distribution, trading and customers.

The ONS is comprised of generation, transmission and distribution companies, and independent customers, and is responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS, subject to the ANEEL’s regulation and supervision.

The Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA” in its Portuguese acronym) is an executive body of the National Environmental Policy, which acts as a federal independent organization. It is part of the Ministry of Environment, responsible for the implementation of the National Environmental Policy and the preservation and conservation of natural heritage, exercising control and supervision over the use of natural resources. IBAMA is also responsible for the environmental impact studies and the granting of environmental licenses for projects nationwide. The environmental license is a procedure by which the competent environmental agency at the federal, state or municipal levels, allows the location installation, expansion, and operation of businesses and activities that require natural resources. It also can consider the effective or potential pollution, in whatever form, and any cause of environmental degradation. This license seeks to ensure that preventive and control measures taken in the draft are compatible with sustainable development.

The Electricity Law

General

In 1993, the Brazilian electricity sector was reformed through Law 8,631/1993, which abolished the equalization of electricity tariffs system.

The Concessions Law 8,987 and the Electricity Sector Law 9,074, both enacted in 1995, intended to promote competition and attract private capital into the electricity sector. Since then, several assets owned by the Brazilian government and/or state governments have been privatized.

The Electricity Sector Law also introduced the concept of independent power producers, (“IPPs”), in order to open the electricity sector to private investments. IPPs are single agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale.

Law 9,648/1998 created the wholesale energy market, composed by the generation and distribution companies. Under this new law, the purchase and sale of electricity are freely negotiated.

The spot price is used to value the purchase and sale of electric power in the short term market. According to the law, the CCEE is responsible for setting electricity prices in the spot market. These prices are calculated on a marginal cost basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week subsequent to the determination.

Pursuant to Law 10,433/2002, the wholesale energy market structure is closely regulated and monitored by ANEEL. ANEEL is also responsible for setting wholesale energy market governance rules, including measures to stimulate permanent external investment.

During 2003 and 2004, the Brazilian government established the basis for a new model for the Brazilian electricity sector through Laws 10,847 and 10,848 of March 15, 2004, and Decree No. 5,163 of July 30, 2004. The principal objectives of these laws and decrees were to (i) guarantee the security of the electricity supply, promote the reasonability of tariffs, and (iii) improve social integration in the Brazilian electricity sector through programs designed to provide universal access to electricity.

The new model contemplates a series of measures to be followed by the agents, such as the obligation to contract all the demand of the distributors and unregulated customers. It also defines a new methodology for calculating the physical energy guarantee for sale of generation, contracting hydroelectric and thermal generating plants in proportions that ensure the best balance between guarantee and supply cost, plus the constant monitoring of the continuity and security of supply, seeking to detect occasional imbalances between supply and demand.

In terms of tariff reasonability, the model contemplates the purchase of electricity by distributors in a regulated environment through tenders carried out at the lowest tariff. As a result, the cost of acquiring electricity to be passed on to captive customers can be reduced. The new model includes electricity benefits for customers who are not yet included in this program, guaranteeing a subsidy for low income customers.

Limits and Restrictions

Regulatory Resolution No. 299/2008 repeals certain sections of ANEEL Resolution No. 278/2000, which established the limits and conditions for the participation of electricity distributors and traders. Specifically, the section of Resolution No. 278/2000 on limits to generation was repealed. Subsequently, Resolution No. 378/2009 establishes new procedures for analyzing mergers and violations of economic regulations in the electricity industry.

Regulation of Generation Companies

Concessions

The Concessions Law provides that, upon receiving a concession, IPPs and customers will have access to the distribution and transmission systems owned by other concessionaires, provided that they are reimbursed for their costs as determined by ANEEL.

Companies or consortia that intend to build or operate hydroelectric generation facilities with a capacity exceeding 30 MW or transmission networks in Brazil have to resort to a public tender process. Concessions granted to the holder give the right to generate, transmit or distribute electricity, as the case may be, in a given concession area for a certain period of time.

Concessions are limited up to 35 years for new generation concessions and up to 30 years for new transmission or distribution concessions. Existing concessions may be renewed at the Brazilian government’s discretion for a period equal to their initial term.

In September 2012, ANEEL’s Provisional Resolution No. 579/2012 established the criteria for the renewal of generation, transmission and distribution concessions that expire between 2015 and 2017. It foresees the reduction of energy tariffs and indemnities for non-depreciated investments in hydroelectric plants and transmission installations. In addition, Provisional Resolution No. 577/2012 defines procedures for the temporary provision of the electricity energy service in the case of cancellation of concessions due to management problems. It also reinforces the powers of ANEEL to intervene in the case of economic-financial imbalance in order to avoid affecting the service provided.

On January 23, 2013, the Brazilian Congress approved Law 12,783, which renewed electricity concessions according to Provisional Resolution No. 579/2013. This law requires companies to reduce the average electricity tariff by 20.2% from February 2013, and to extend generation, transmission and distribution concessions for a maximum of 30 years, for both hydroelectric and thermal plants, which expire between 2015 and 2017.

Dispatch and PLD Pricing

The PLD is used to value the purchase and the sale of electricity in the short term settlement market. The price-setting process of the electricity traded in the short-term market is based on the data used by the ONS to optimize the operation of the Brazilian NIS.

The mathematical models used to compute the PLD take into account the preponderance of hydroelectric plants within the Brazilian electricity generation grid. The purpose is to find an optimal equilibrium between the current benefit obtained from the use of the water and the future benefit resulting from its storage, measured in terms of the savings from the use of fuels for thermal plants.

The PLD is an amount computed on a weekly basis for each load level based on the Marginal Operational Cost, which in turn is limited by a maximum and minimum price in effect for each period and submarket. The intervals set for the duration of each level are determined by the ONS for each month and reported to the CCEE to be included into the accounting and settlement system.

The model used to compute the PLD seeks to achieve an optimal result for any given period and to define both the hydroelectric and thermal power generation for each submarket first considering the demand for electricity, then the hydrological conditions, the prices of fuel, the cost of the deficit, the entry of new projects into operation and the availability of equipment used for generation and transmission. As result of this process, the Marginal Operational Costs can be obtained for each load level and submarket.

The calculation of the price is based on the “ex-ante” dispatch that is determined based on estimated information existing prior to the actual operation of the system, taking into account the declared availability amounts regarding both the generation and the consumption envisaged for each submarket. The complete process for calculating the PLD involves the use of computational models to calculate the Marginal Operational Cost for each submarket on a monthly and weekly basis.

On November 25, 2014, ANEEL approved new limits for the PLD starting in 2015. The maximum limit decreased from R$ 823 per MWh to R$ 388 per MWh and the minimum increased from R$ 16 per MWh to R$ 30 per MWh. The main purpose of the new limits was to reduce the financial impact of the distributor’s exposure risks to the spot market for future contracted energy, principally as a reaction to the high spot prices in 2014. Also, the new maximum price mitigates risks faced by generators, such as unrecoverable economic and financial exposure when production is under contracted values. However, the possibility of selling surplus energy decreases with higher prices. Currently, generators can plan their surplus energy in order to boost their income by producing more energy in the months where higher prices are expected.

Annually, ANEEL defines new limits for the PLD. In December 2015, the range of the PLD for 2016 was set between R$ 30.25 per MWh to R$ 422.56 per MWh.

Electricity Reallocation Mechanism

The MRE provides financial protection against hydrological risks for hydroelectric generators by ensuring the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that notwithstanding the centralized dispatch, all hydroelectric generators that participate in the MRE will have a participation in the overall hydroelectric generation dispatched in proportion to their assured energy, or maximum firm energy, which is the electricity that a hydroelectric generation plant is able to deliver on a continual basis during a year, with poor hydrological conditions for the long term. The final value of the energy allocated to a hydroelectric generator can be greater or less than its assured energy depending on whether the hydroelectric generation is greater or less than the overall hydroelectric assured energy, respectively. This mechanism permits each hydroelectric generator, before buying energy in the spot market to fulfill its contracts, to purchase cheaper energy at a price that covers the incremental costs of operation, the maintenance of hydroelectric plants and the financial compensation for use of water. The tariff used for trading energy in the MRE, the Optimum Energy Tariff, was set as R$ 12.32 per MWh for 2016. As the overall hydroelectric generation is more stable than the individual hydroelectric production, the MRE is a very efficient mechanism to reduce the volatility of the individual production and the hydrological risk. Therefore, the energy contracts are only financial instruments in the Brazilian system and generation is totally disassociated from the energy contracts.

In November 2015, as a way of mitigating the impacts of drought, ANEEL approved the conditions for renegotiating hydrological risk with the hydroelectric generators that participate in the MRE, but approval by the Brazilian Senate is still pending.

Sales between the Agents of the Market

The current model for the electric sector states that the trading of electric power is accomplished in two market environments: the Regulated Contracting Environment (“ACR” in its Portuguese acronym) and the Free-Market Contracting Environment (“ACL” in its Portuguese acronym).

Contracting in the ACR is formalized by means of regulated, bilateral agreements, called Electric Power Trading Agreements within the Regulated Environment entered into between selling agents (sellers, generators, independent producers or self-producers) and purchasing agents (distributors) who participate in electric power purchase and sale auctions.

In the ACL environment, on the other hand, the negotiation among the generating agents, trading agents, free-market customers, importers and exporters of electric power is accomplished freely, whereby the agreements for the purchase and sale of electric power are entered into through bilateral agreements.

Generation agents, regardless of whether they are public generation concessionaires, IPPs, self-producers or trading agents, are allowed to sell electric power within the two environments. This allows the overall market to remain competitive. All agreements that have been entered into in the ACR or the ACL are registered in the CCEE and they serve as a basis for the accounting posting and the settlement of the differences in the short term market.

Sales by Generation Companies to Unregulated Customers

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers. As for the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL. In 2012, Brazilian MME’s Decree No. 455 mandated the creation of a price index and a requirement to register energy contracts ex-ante. The new price index was published in June 2014 and was tested internally over a six-month period before being officially published in the market in December 2014.

Sales by Distribution Companies and Regulated Customers

Pursuant to market regulations, all of distributors’ energy demand must be satisfied through regulated auctions coordinated by ANEEL. There are independent tender processes for the: (i) contracting of existing capacity in order to adjust the conditions of the current contracts or to enter into new power purchase agreements to replace expired agreements and (ii) contracting of new capacity to meet future demand.

Tenders for existing capacity are as follows: (i) A-0 tenders, energy adjustment tenders, for supplementing the energy needed to supply distribution customers in the concession market, with a limit of 1% of the energy needed; and (ii) A-1 tenders, for the acquisition of energy from all existing generation sources with purchase energy agreements of up to five years.

Future energy needs are covered through: (i) A-3 tenders, for the acquisition of energy from new generation sources (usually thermal and NCRE), and include reserve tenders that are also carried out to improve the stability of the system; and (ii) A-5 tenders, for energy purchases from any new generation source to be supplied five years following the tender. Both types of tenders involve purchase agreements ranging between 20 to 30 years.

Two tenders were planned for 2012. An A-3 tender for December 12, 2012, was cancelled due to low demand from distributors. An A-5 tender for new energy was held on December 14, 2012. Of the 574.3 MW of total installed capacity available for tender, 303.5 MW were allocated. The average price was fixed at R$ 91.25 per MWh. Of the total energy allocated, 294.2 MW were allocated to two hydroelectric plants (at an average price of R$ 93.46 per MWh) and 281.9 MW were allocated to ten wind farms (at an average price of R$ 87.94 per MWh).

In 2013, six tenders took place: (i) an energy adjustments tender, in which no energy was allocated and the maximum price was fixed at R$ 163 per MWh; (ii) an A-0 tender in which no energy was allocated and the maximum price was fixed at R$ 177.22 per MWh; (iii) an A-1 tender in which only 39% of the distributors requirements were allocated at average price of R$ 177.22 per MWh; (iv) an A-3 tender with 332.5 MWh allocated to 39 wind farms at an average price of R$ 124.43 per MWh; (v) an A-5 tender in which

690.8 MWh were allocated (46% hydroelectric plants and 54% biomass thermal plants) at an average price of R$ 124.97 per MWh; and (vi) an A-5 tender in which 1,599.5 MWh (33% hydroelectric plants, 5% biomass thermal plants and 62% wind farms) were allocated at an average price of R$ 109.93 per MWh.

In 2014, an A-0 tender was held on April 30, which resulted in 2,046 MW at an average price of R$ 268 per MWh. An A-3 tender was held on June 6, 2014, and of the 2,744.6 MW energy bid, 418 MW were assigned to the Santo Antonio hydroelectric plant at an average price of R$ 121per MWh and 551 MW were allocated to 21 wind farms at an average price of R$ 130 per MWh.

Sales of Capacity to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation at freely-agreed prices and conditions.

Incentives and Penalties

Another change imposed on the electricity sector is the separation of the bidding process for “formerly existing power” and “new power” projects. The Brazilian government believes that a “new power project” needs more favorable contractual conditions such as long term power purchase agreements (15 years for thermal and 30 years for hydroelectric) and certain price levels for each technology in order to promote investment for the required expansion. On the other hand, “formerly existing power plants,” which include depreciated power plants, can sell their energy at lower prices under contracts with shorter terms.

Law 10,438/2002 created certain incentive programs for the use of alternative sources in the generation of electricity, known under the name of Proinfa. It assures the purchase of the electricity generated by Eletrobras for a period of 20 years and financial support from the Brazilian National Development Bank (“BNDES” in its Portuguese acronym), a state-owned development bank. Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the customers with electricity demand in the range of 500 to 3,000 kW who decide to migrate to an unregulated environment, provided that such customers purchase electricity from generating companies using non-conventional sources of electricity.

Selling agents are responsible for paying the buying agent if they are unable to comply with their delivery obligations. ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture). For each violation, fines may be imposed for up to 2% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice. ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, under extreme circumstances, terminate such agreements.

Decree No. 5 163/2004 establishes that the selling agents must assure 100% physical coverage for their energy and power contracts. This coverage must be made up of physical guarantees from its own power plants or through the purchase of energy or power contracts from third parties.

Among other aspects, ANEEL’s Normative Resolution No. 109/2004 specifies that when these limits are not met, the generation companies and traders are subject to financial penalties. The determination of penalties is predicated on a 12-month period and the revenues obtained from the levying of the penalties are reverted to tariff modality within the ACR.

If the limits on contracting and physical coverage defined in the Trading Rules are not met, the relevant generation companies and traders are notified by the Superintendent of CCEE. Pursuant to the specific Trading Procedure, CCEE’s agents are allowed to file an appeal to be evaluated by CCEE’s Board of Directors who then decides whether to collect or to cancel the financial penalty.

Generation agents may sell power through contracts signed within the ACR or the ACL. IPPs must provide a physical coverage from their own power generation for 100% of their sales contracts. Self-producers generate energy for their own exclusive use and they may sell excess power through contracts with ANEEL’s authorization. In both cases, the verification of physical coverage is accomplished on a monthly basis, predicated on generation data and on sales contracts for the last 12 months. Generation agents must pay penalties if they fail to provide physical coverage.

Regulation in Transmission

Transmission lines in Brazil are usually very extensive, since most hydroelectric plants are usually located far away from the large centers of energy consumption. Today, the country’s system is almost entirely interconnected. Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará still do not have access to the interconnected power system. In these states, supply is carried out by small thermal plants or hydroelectric plants located close to their respective capital cities, but the Brazilian government is gradually connecting these areas.

The interconnected electricity system provides for the exchange of electricity among the different regions when any region faces problems, such as a reduction in hydroelectric generation due to a drop in its reservoir levels. As the rain seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient energy production to be supplied by generation centers located in a more favorable location.

Any electricity market agent that produces or consumes energy is entitled to use the basic network. Free-market customers also have this right, provided that they comply with certain technical and legal requirements. This is called “free access” and is guaranteed by law and by ANEEL.

The operation and management of the basic network is the responsibility of ONS, which is also responsible for managing energy dispatched from plants in optimized conditions, involving use of the interconnected power system hydroelectric reservoirs and thermal plants’ fuel.

Similar to distribution companies, transmission companies also have three tariff reviews: (i) an ordinary tariff review every four years; (ii) annual tariff adjustments due to inflation and the annual allowed revenue (a fixed amount paid by consumers and generators); and (iii) extraordinary tariff review.

Environmental Regulation

The Brazilian constitution gives the federal, state and local governments power to enact laws designed to protect the environment, and to issue regulations under such laws. While the Brazilian government is empowered to enact environmental regulations, the state governments are usually more stringent. Most of the environmental regulations in Brazil are at the state and local level rather than at the federal level.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals. Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

Colombia Industry Overview

Industry Structure

The Wholesale Electricity Market in Colombia (“Colombian MEM” in its Spanish acronym) is based on a competitive market model and operates under open access principles. The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants. The Colombian MEM relies for its effective operation on a central agency, XM, which is in charge of the market central dispatch through the National Dispatch Center (“CND” in its Spanish acronym) and the management of the commercial exchange system through the Commercial Exchange System Authority.

The Colombian NIS includes generation plants, the interconnection grid, regional transmission lines, distribution lines and end customers.

There are two categories of agents, generators and traders, who are allowed to buy and sell electricity as well as related products in the Colombian MEM. All of the electricity supply offered by generation companies connected to the Colombian NIS and all of the electricity requirements of end-customers, whose demand is represented by trading companies, are traded on the Colombian MEM.

The following chart shows the relationships among the various participants in the Colombian MEM:

Generation activity consists of the production of electricity through hydroelectric, thermoelectric and all other generation plants connected to the Colombian NIS. The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers, other generators and traders. Generation companies are required to participate in the Colombian MEM with all of their generation plants or units connected to the Colombian NIS with generation capacities of at least 20 MW. Generation companies declare their energy availability and the price at which they are willing to sell it. This electricity is centrally dispatched by the CND.

Trading consists of intermediation between the market participants that provide electricity generation, transmission and distribution services and the customers of these services, whether or not that activity is carried out together with other electricity-sector activities.

Electricity transactions in the Colombian MEM are carried out under the three following modes:

1.	Energy spot market: short-term daily market
2.	Bilateral contracts: long-term market; and
3.	“Firm Energy.”

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, in poor hydrological conditions. The generator who acquires a Firm Energy Commitment (“OEF” in its Spanish acronym) will receive a fixed remuneration during the commitment period, which is described in “— Incentives and Penalties” section below.

Transmission operates under monopoly conditions with a guaranteed annual fixed income that is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes from the awarding of new projects for the expansion of the National Transmission System. This value is allocated among the traders of the National Transmission System in proportion to their energy demand.

Distribution is defined as the operation of local networks below 220 kV. Any customer may have access to a distribution network for which the customer pays a connection charge.

There is one interconnected system, the Colombian NIS, and several isolated regional and smaller systems that provide electricity to specific areas. According to the Colombian Mining and Energy Planning Agency, 96.8% of the Colombian population in 2014 received electricity through the public network.

Principal Regulatory Authorities

The Colombian Ministry of Mines and Energy (“MME”) is responsible for the policy-making of the electricity sector, which aims for a better use of the mining and energy resources available in Colombia, and in turn contributes to the country’s social and economic development.

The Colombian Mining and Energy Planning Agency is responsible for planning the expansion of the generation and transmission networks.

The Colombian National Council for Economic and Social Policy (“CONPES” in its Spanish acronym) is the highest national planning authority and works as an advisory entity to the government in all aspects related to Colombia’s economic and social development. It coordinates and directs the entities responsible for economic and social direction, through the study and approval of documents related to policy development.

The Colombian National Planning Department performs the functions of Executive Secretary of the CONPES and therefore is responsible for coordinating and presenting the documents for discussion at meetings.

The Energy and Gas Regulatory Commission (“CREG” in its Spanish acronym) implements the principles of the industry set out by the Colombian Electricity Act. This commission is constituted by eight experts named by the Colombian President, the MME, the Colombian Ministry of Public Credit and the director of the Colombian National Planning Department or their delegates. Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost); quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions); adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment of all electricity customers); solidarity (the provision of funds by high-income customers to subsidize the subsistence consumption of low-income customers); and fairness (an adequate and non-discriminatory supply of electricity to all regions and sectors of the country).

CREG is empowered to issue regulations that govern technical and commercial operations and to set charges for regulated activities. CREG’s main functions are to: (i) establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, (ii) approve charges for transmission and distribution networks and for regulated customers(iii) establish the methodology for calculating maximum tariffs for supplying the regulated market, (iv) regulations for planning and coordination of operations of the Colombian NIS, (v) technical requirements for quality, reliability and security of supply, and (vi) protection of customers’ rights.

The National Operations Council is responsible for establishing technical standards to facilitate the efficient integration and operation of the Colombian NIS. It is a consultative entity composed of the CND’s Director and generation, transmission and distribution company representatives.

The Commercialization Advisory Committee is an advisory entity which assists CREG with the commercial aspects of the Colombian MEM.

The Colombian Superintendence of Industry and Commerce advises the national government and participates in the formulation of policies to promote competition, protect consumers, and protect industrial property, among others. It also investigates, corrects and sanctions restrictive commercial competition practices, such as antitrust practices, and oversees mergers of companies operating in the same industries in order to prevent excessive concentration or monopolies in certain industries.

The Colombian Superintendence of Domestic Public Services is responsible for the oversight of all public utility services companies. The Superintendence monitors the efficiency of all utility companies and the quality of services. The Superintendence can also assume control over utility companies when the availability of utility services or the viability of such companies is at risk. Other duties include enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility companies, providing accounting norms and rules for public service companies, and in general, organizing information networks and databases pertaining to public utilities.

The Colombian Ministry of Environment and Sustainable Development (“MADS” in its Spanish acronym) is responsible for the management of the environment and renewable natural resources. It is also responsible for guiding and regulating environmental planning as well as developing policies and regulations. Its goal is to recover, preserve, protect, and promote sustainable use of renewable natural resources, the environment of the nation, and to ensure sustainable development, despite the functions assigned to other sectors.

The MADS, together with the Colombian President, aims to develop national environmental and renewable natural resource policies in order to ensure the right of Colombians to a healthy environment in which natural heritage and national sovereignty are protected.

The Electricity Law

General

In 1994, the Colombian Congress passed Law 142, known as the Public Utility Services Law, and Law 143, which form the basic legal framework that currently governs the electricity sector in Colombia. The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies and the adoption of universal access principles applicable to transmission and distribution networks.

The Colombian Electricity Act regulates electricity generation, trading, transmission, and distribution (collectively, the “Activities”). Under the law, any company existing before 1994, domestic or foreign, may undertake any of the Activities. Companies established subsequent to such date can engage exclusively in only one of such Activities. Trading, however, can be combined with either generation or distribution.

In 2014, the Colombian government published Renewable Energy Law 1,715/2014, which promotes the development of renewable energy and energy efficiency projects. The law proposes tax reductions for projects involved with renewable energies. Also, it establishes the development of a national fund that promotes research on related topics and defines the methodology for large and small scale self generation.

Limits and Restrictions

The market share for generators and traders is limited. The limit for generators is 25% of the Colombian system’s Firm Energy. The principal market share metric used by CREG to regulate the generation market is the percentage of Firm Energy that a market participant holds.

Additionally, if an electricity generation company’s share of Colombia’s total Firm Energy ranges from 25% to 30% and the market’s Herfindahl Hirschman Index, a measure of market concentration, is at least 1,800, such company becomes subject to monitoring by the Colombian Superintendence of Domestic Public Services. If an electricity generation company’s share of Colombia’s total Firm Energy exceeds 30%, such company may be required to sell its share exceeding the 25% threshold.

Similarly, a trader may not account for more than 25% of the trading activity in the Colombian NIS. Limitations for traders take into account international energy sales. Market share is calculated on a monthly basis according to the trader’s commercial demand and traders have up to six months to reduce their market share when the limit is exceeded.

Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies. In addition, generators may not own more than a 25% interest in a distributor, and vice versa. However, this limitation only applies to individual companies and does not preclude cross-ownership by companies within the same corporate group.

A distribution company can hold over 25% of an integrated company’s equity if the market share of the latter company accounts for less than 2% of the national generation business. A company created before the enactment of Law 143 is prohibited from merging with another company created after Law 143 came into effect.

A generator, distributor, trader or an integrated company (i.e., a firm combining generation, transmission and distribution activities) cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.

Regulation of Generation Companies

Concessions

Under Laws 142 and 143 of 1994 economic activities related to the supply of the electricity service are governed by the constitutional principles of free market economic activity, free market private initiative, freedom to enter and leave the market, corporate freedom, free market competition and private property, with regulation and inspection, surveillance and control by the state.

According to Law 143, these constitutional principles of freedom are the general rule in the electricity industry, while the concession is the exception. Different economic, public, private or mixed agents may participate in the sector’s activities, which agents shall enjoy the freedom to develop their functions in a context of free market competition. In order to operate or start up projects, agents must obtain from the competent authorities the necessary environmental, sanitation and water-right permits as well as other municipal permits and licenses. All economic agents may build generation plants and their respective connection lines to the interconnection and transmission networks.

The Colombian government is not legally allowed to participate in the execution and exploitation of generation projects. As a general rule, such projects are to be carried out by the private sector. The Colombian government is only authorized to enter into concession agreements on its own behalf relating to generation when there are no agents prepared to assume these activities on comparable conditions.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated customers. There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The Colombian MEM facilitates the sale of surplus energy that has not been committed under contracts. In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced energy dispatched unit for that period. The CND receives price bids each day from all the generators participating in the Colombian MEM. These bids indicate prices and the hourly available capacity for the following day. Based on this information, the CND, guided by an “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the dispatch optimized during the 24-hour period, taking into consideration initial operating conditions, and determining which generators will be dispatched the following day in order to satisfy expected demand. The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch. This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied at the lowest cost combination of available generating units in the country.

Additionally, the CND plans for the dispatch, which takes into consideration the limitations of the network, as well as other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner. The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs”. The net value of such restriction costs is assigned proportionally to all the traders within the Colombian NIS, according to their energy demand, and these costs are passed through to the end customers. Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions because current regulations do not take into account all the costs of safe, reliable generation. However, CREG believes that Resolution No. 036/2010 modified the remuneration of hydroelectric plants by assigning the opportunity cost to the spot price, which compensated for these costs.

During 2012 and 2013, the “Statute for situations of scarcity in the MEM as part of the operative regulations” was under evaluation. In 2014, CREG published Resolution No. 026/2014 which enacted the Statute, which defines the rules of operation under critical supply conditions.

Since October 2015, Colombia has been affected by El Niño phenomenon, which has reduced rainfall in most of the country, decreasing hydroelectric generation. In order to guarantee the system’s reliability and security, CREG published several temporary regulations regarding the surplus capacity of small plants, limiting exports, changing the regulations of electricity trade in the MEM, among others.

Also, CREG defined a new option for power plants that have OEF commitments and operate with fuels such as diesel or kerosene allowing them to receive a higher price than the scarcity price, which triggers the OEF and is defined in the reliability charge methodology. The price differences are paid by customers.

Sales by Generation Companies to Unregulated Customers

In the unregulated market, generation companies and unregulated customers sign contracts in which terms and prices are freely agreed. Typically, these agreements establish that the customer pays for the energy that it consumes each month without a minimum or maximum. The prices are fixed in Colombian pesos indexed monthly to the Colombian PPI. According to CREG Resolution No. 131 of 1998, to be considered “unregulated”, customers are required to have an average monthly power demand for six months of at least 0.1 MW, or a minimum of 55 MWh in monthly average energy demand over the prior six months.

Sales by Distribution Companies to Regulated Customers

The regulated market is served by traders and by distributors acting as traders, who bill all service costs, according to prices regulated by CREG. The scheme allows distributors to pass through the average purchase price of all the market transactions that affect the regulated market into the customer’s tariff, thereby mitigating spot price volatility and providing an efficiency signal to the market. Additionally, CREG established a formula for the total cost of service, which transfers transmission, distribution, marketing costs, and physical losses costs to the regulated market.

Sales by Generation Companies to Traders for the Regulated Market

Traders in the regulated market are required to buy energy through procedures that ensure free market competition. For evaluating the bids, the buyer takes into account price factors as well as other technical conditions and commercial objectives to be defined before the contracting process. These agreements can be signed with different terms, such as for amounts contracted, demanded with or without a limit, or actually consumed, etc. Prices are denominated in Colombian pesos indexed monthly to the Colombian CPI.

Sales to Other Generation Companies

Generators can sell their energy to other generators through freely negotiated prices and conditions.

Regulatory Charges

Generation contribution to the Financial Support Fund for Energy for Unconnected Zones: Law 633 of 2000 (tax reform) states that generators must make a contribution of one Colombian peso to the Financial Support Fund for Energy for Unconnected Zones for every kilowatt dispatched on the Wholesale Energy Exchange. This requirement was extended to 2021 by both Law 1,715/2014 in May 2014 and by Decree No. 142/2015 of January 2015.

Incentives and Penalties

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the OEF that they provide to the system. The OEF is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods. A generator that acquires an OEF will receive fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required. To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying such firm energy. During a transition period that ended in November 2012, the firm energy supply for reliability purposes was assigned proportionally to the declared firm energy of each generator. After the transition period, only the additional firm energy required by the system is allocated by bids. The OEF assignation auctions are oriented to generation projects with construction periods under four years and projects with long construction periods (“GPPS” in its Spanish acronym). In addition, CREG can carry out OEF reconfiguration auctions oriented to adjust the differences between the assigned OEF and expected demand. When demand is higher or lower than expected, CREG can organize auctions in which it can acquire more firm energy, or on the contrary, agents with exceeding OEF sell their commitments.

During 2011, CREG published resolutions for the assignment of OEF for projects with construction periods under four years for the periods from December 2014 to November 2015 and from December 2015 to November 2016. For the first period, the OEF was assigned proportionally to the existing generators while, for the second period, it carried out an auction to supply the additional OEF on December 27, 2011. Since then it has not been necessary to carry out any auction to supply additional future firm energy requirements.

During 2013, Resolution No. 062/2013 created incentives for thermal plants to back up their OEF with imported natural gas to guarantee their OEF for ten years beginning December 2015. The new resolution proposes the foundations of the remuneration for the group of thermal plants in order to develop the first regasification terminal in Colombia.

On March 10, 2014, CREG published Resolution No. 022/2014, which defined a transitory regulated revenue in order to motivate the system participants to build an LNG terminal. During 2014, the participants were beginning to contract trading and import agents; however, due to the delay in the construction phase, CREG has allowed thermal generators to comply with their OEF using alternative fuels.

During 2014, CREG adjusted requirements for thermal plants with the ability to utilize multiple fuels in order to allow them to use natural gas instead of petroleum-based liquid fuels. Projects under construction with delayed start dates are now able to exchange the terms of their OEF, under specific conditions, with geothermal power plants in order to include renewable energy (wind since 2011 and biomass since 2013). Through Resolution No. 022/2014, CREG defined a transitory regulated revenue in order to motivate the system participants to build a LNG terminal. The new terminal will be available in December 2016.

The tender for firm energy for the period from November 2015 to December 2016 was made on December 27, 2011. Seven companies participated with a total of eight projects of which five were assigned at a price of US$ 15.7 per MWh. The new projects are Río Ambeima (hydroelectric, 45 MW), Carlos Lleras Restrepo (hydroelectric, 78 MW), San Miguel (hydroelectric, 42 MW), Gecelca 32 (thermal, 250 MW) and Tasajero 2 (thermal, 160 MW). The new assignments were made for a period of twenty years beginning on December 1, 2015.

In addition, on January 26, 2012, the auction was concluded for projects with long construction periods which assigned OEFs for a period of twenty years to three hydroelectric projects and one thermal project. Two of these were assigned to new plants: Termonorte which will have a capacity of 88 MW by 2017 and the Porvenir II hydroelectric power plant which will have a capacity of 352 MW by 2018. The other two involved increases in OEF for plants already under construction and had available firm energy following the auction process conducted in 2008 (Sogamoso and Pescadero-Ituango hydroelectric plants). The process ended with assignment prices below the maximum defined (US$ 15.70 per MWh), and were in connection with Termonorte (US$ 14.90 per MWh); Porvenir II (US$ 11.70 per MWh); Sogamoso and Pescadero-Ituango (US$ 15.70 per MWh).

CREG regulated the reconfiguration auction scheme, under the methodology of reliability charge that allowed agents to change the beginning of the OEF by renouncing the “reliability payments” and paying a premium. XM published the results of the auction sale reconfiguration of OEF and Termocol, Amoya and Gecelca were the participating companies.

During 2012, CREG also issued Document No. 48/2012 regarding OEF allocation for the period from December 2016 to November 2017. CREG indicated that (i) an auction for OEF allocation was not necessary due to the conditions of the system and (ii) the assignment schedule will be published once there is greater certainty regarding the execution dates Colombia-Panama interconnection agreement and the processes for importing natural gas. In addition, in July 2012 a reconfiguration auction for the period of December 2012 to November 2013 took place in order to minimize the difference between the assigned OEF and the expected demand for that period.

The OEF was allocated to Termocol, which owns the Poliobras project (4.5 GWh per day) and to Amoyá, which owns the Isagen project (0.5 GWh per day). Such tenders are called when previously allocated OEFs exceed the projected demand for a certain period. The tender ended with a price margin of US$ 0.60 per MWh, which is greater than the reliability load price of December 2012 to November 2013. Projects such as Ambeima and Porvenir II have lost their OEF.

In 2014, CREG published the Circular 088/2014, indicating that no auction is needed for the period from December 2016 to November 2020.

In 2015, CREG presented the methodology to calculate firm energy for wind plants. The new resolution allows projects without wind measurements for 10 years, to use proxy data in order to calculate the power-wind curve. The results of the approximation must be certified by the National Operations Council.

Also in 2015, CREG published the new reliability charge methodology for small plants. According to Resolution No. 138/2015, the reliability charge clearing scheme for small plants will be centralized, as it is for large plants, and small plants must present a firm energy commitment for the reliability charge in order to have OEF assignations. CREG is allowing smalls plants to keep participating on the current remuneration mechanism if the differences between real and programmed generation are greater or lower than 5%. For the first year, the gap was defined as greater or lower 10%.

Electricity Exports and Imports

Andean Nation Community (“CAN” in its Spanish acronym) Decisions 536 of 2002, 720 of 2009, and 757 of 2011, signed by the countries that participate in the Andean Nations Community, Colombia, Ecuador, Bolivia and Peru, established the general framework for the interconnection of electrical systems that created a coordinated economic dispatch for the countries involved in the interconnections. Under this framework, the interconnection system between Colombia and Ecuador was inaugurated in March 2003. The two countries adopted a transitional regime pursuant to CAN 757, while adopting common standards in order to make such international transactions viable.

In addition to the interconnection with Ecuador, Colombia is also interconnected with Venezuela by three links, the most important being the Cuestecitas-Cuatricentenario line. During 2011 and 2012, there were energy transfers made from Colombia to Venezuela, through this line, under an agreement between the Presidents of both nations. The agreement allows for estimated transactions of 30 GWh per month, with a demand of 70 MW in periods of low and medium load and of 140 MW in periods of high load. The contract was signed on February 1, 2013 for a period of eleven months and was formalized by a contract between Isagen (Colombia) and Corpoelec (Venezuela).

There is also an energy interconnection project with Venezuela being carried out by the Institute of Planning and Promotion of Energy Solutions for Non-Interconnected Zones pursuant to an agreement between Colombia and Venezuela. Under the terms of this agreement, Colombia will sell electricity to Venezuela at a rate that is much cheaper than the costs to produce it. Venezuela will pay for the electricity with fuel rather than cash. This interconnection project is estimated to cost US$ 8 billion and includes the construction of a 35.6 kilometer transmission line with a capacity of 34,500 volts in order to supply electricity to the region of San Fernando de Atabapo, Venezuela.

In the first half of 2012, CREG and the National Public Services Authority of Panama issued resolutions that provided for enhancing the process for tendering of rights to construct the future interconnection line between Colombia and Panama.

The resolutions also supplement pre-existing resolutions by providing for provisions that allow Panamanian distribution companies to participate in future tenders in Colombia. The most important resolutions issued by Colombia are (i) CREG No. 002/2012, which attempts to resolve the discrepancies between firm capacity in Panama and the OEF in Colombia; (ii) CREG No.004/2012, which outlines the exchanges in conditions of rationing; and CREG No.057/2012, which is an operative agreement between the operators of the systems of Colombia and Panama. Panama has also issued parallel resolutions that enable Colombian companies to participate in tenders in Panama as international interconnection agents.

Emgesa, Isagen, Celsia and its subsidary EPSA participated in the tender process to obtain line capacity rights in Panama that took place on August 21, 2012. These companies were able to participate in the tender by forming subsidiaries in Panama and complying with all requirements under Panamanian law, including the provisions related to guarantees.

In June 2012, Interconexión Eléctrica Colombia-Panamá (“ICP” in its Spanish acronym), which is jointly owned by Interconexión Eléctrica de Colombia and the state-owned Empresa de Transmisión Eléctrica de Panamá, was entrusted with the construction of an interconnection project and was allowed to join the tender for capacity rights. ICP submitted the base amount that is necessary to participate in the tender and proceeded to obtain prequalifications in July and August 2012. However, the tender process was suspended indefinitely on August 19, 2012. This was primarily due to financial reasons as the Panamanian government, citing budget constraints, refused to provide a firm commitment to contribute capital.

ICP is expected to continue to seek financial support in order to ensure the viability of the project and reduce uncertainties for the participants. With the support from the Interamerican Development Bank, ICP has hired a consultant to carry out a study that will explore alternatives plans that would result in more competitive energy prices and greater business opportunities. The Colombian government is also in discussions with its Panamanian counterpart in order to restart the process.

In November 2012, the Declaration of Santiago was signed by Chile, Colombia, Ecuador, Peru and Bolivia. The main purpose of this declaration was to facilitate regional electricity transactions by harmonizing regulatory frameworks of the member countries in order to connect the electricity networks of the signatory countries in the Pacific area.

Gas Market

Natural gas is important for the Colombian electricity sector, as natural gas is a key fuel for generation. The Colombian natural gas market operates under near monopolistic conditions and consists of a primary market, secondary market and short-term market. Supply contracts depend on a balance between supply and demand for the next five years, which is calculated by the regulatory authority every year. If demand exceeds supply, auctions take place, if the opposite happens, bilateral negotiations are carried out. Transportation contracts are traded under bilateral negotiation schemes or through auctions.

This regulatory framework is the result of a former proposal that sought to reform the wholesale market for natural gas and ensure that it operates under the principles of transparency and liquidity. This new framework also outlines entities that are eligible to participate in each market, the types of permitted transactions, and the kind of contracts that may be entered into. It even seeks to create standardized force majeure provisions for such contracts in order to clarify the responsibilities of the parties. The new rules took effect in August 2013.

During 2014, CREG defined the rules for choosing the Market Manager, invited participants for the subsequent selection as natural gas Market Manager, and regulated the creation of trust instruments in their care. In 2015, the gas Market Manager was chosen and started operations. Its main responsibilities are the validation and monitoring of participant registration, the primary and secondary market supply and transport contract registration, and the implementation of long term and short term auctions. During the second half of 2014, and in accordance with the new regulatory framework, work continued on the second phase of marketing natural gas, which describes short and long term gas bilateral supply negotiations and aftermarket supply negotiations as well as transportation.

The third trading process of natural gas took place between September 2015 and November 2015 and this third trading process considered bilateral negotiations given that the supply exceed the demand.

As a result of the implementation of the indexes in Annex IV of CREG Resolution No. 089/ 2013, prices of signed, long-term gas contracts were adjusted in November 2013, yielding an increase of around 25% for gas supply contracts in Guajira. CREG requested that agents resume the discussion to achieve a consensus among all participants in the natural gas chain to introduce tariffs for supply contracts and final rate regulated market.

During 2015, CREG presented the final scheme for supply contract indexation. It considers two methodologies, bilateral negotiation and regulated formula application.

Also, advancements were made in defining the methodology to be used for calculating the discount rate, based on the WACC to be applied in natural gas transmission and distribution, fuel gas and LPG transport via pipelines, transmission and distribution of electricity in the national grid, and the generation and distribution of electricity in areas that are not connected to the Colombian NIS.

Late in 2015, the MME issued regulations related to the reliability and security of natural gas supply; by modifying the definition of essential demand, the order of supply priority and to identify the essential elements for the elaboration of the “Supply Plan for Natural Gas” which is the responsibility of the Mining and Energy Planning Unit. The main objective of this plan is to prepare the sector in case of supply shortages and design the regulatory framework to improve the transport and supply infrastructure.

Regulation in Transmission

Transmission companies which operate at least 220 kV grids constitute the National Transmission System (“NTS”). They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services. The transmission tariff includes a connection charge that covers the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies. Income is determined by the new replacement value of the network and equipment and by the resulting value of the bidding processes of awarding new projects for the expansion of the NTS. This value is allocated among the traders of the NTS in proportion to their energy demand.

The review of regulated transmission charges began in 2013 with the publication of the remuneration bases methodology proposed by CREG Resolution No. 042/2013. Such bases were complemented by the development of the Purposes and Guidelines for the Transmission Remuneration for the period 2015-2019, which was presented in CREG Resolution No. 078/ 2014, and by the draft methodology contained in CREG Resolution No. 178 /2014. This resolution was defined by the MME and seeks to ensure timely expansions and adequate assets. The new transmission remuneration methodology and the new transmission charges are expected to be issued during 2016.

The expansion of the NTS is conducted according to model expansion plans designed by the Colombian Mining and Energy Planning Agency and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the MME in accordance with the guidelines set by CREG. The construction, operation and, maintenance of new projects is awarded to the company that offers the lowest present value of future cash flows needed for carrying out the project.

In 2012, CREG established the new quality of service regulation for the NTS. It defined incentives for failure to provide energy and required companies to compensate customers, by reducing their charges, for service interruptions in the NTS.

Trading Regulation

The retail market is divided into regulated and unregulated customers. Customers in the unregulated market may freely and directly enter into electricity supply contracts with a generator or a distributor, acting as traders, or with a pure trader. The unregulated customer, which for 2013 represented about 33% of the market, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

Trading involves reselling the electricity purchased in the wholesale market. It may be conducted by generators, distributors or independent agents, which comply with certain requirements. Parties freely agree upon trading prices for unregulated customers.

Trading on behalf of regulated customers is subject to the “regulated freedom regime” under which tariffs are set by each trader using a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader. Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons. Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin.

The most recent trading tariff formula became effective in 2015, as set by CREG Resolution No. 180 /2014. The main changes to this formula were the establishment of a fixed monthly charge covering operating cost plus a variable income for traders covering credit risk, working capital subsidies, and other selling costs. Selling costs have been approved individually for traders during 2015 and 2016.

In May 2009, a company called Derivex was created so as to incorporate an energy derivatives market. In October 2010, Derivex began its operation with the first electricity forward derivative contract.

In December 2011, CREG issued the Retailing Code, which includes specific rules that improve retailers’ relations with other electricity market members. It established new regulations about energy measurement, non-technical losses, the retailers’ connection to the wholesale electricity market, and the retailers’ credit risks, among other considerations.

In October 2013, CREG published a new resolution that defines “technical equity” (equity corresponding to the minimum equity that allows agents to perform operations on the wholesale market, either as sellers or buyers) as a mechanism to rate the technical abilities of companies in order to protect the wholesale market from unstable companies. According to the new rule, any transaction in the spot market has to be lower than the technical equity of the companies involved in the transaction.

In order to improve wholesale price formation, CREG has been designing a new energy procurement scheme based on long term energy bids, known as Organized Market (“MOR” in its Spanish acronym). The final rules for this new system are not available, but CREG issued a draft version of the mechanism through Resolution No. 117/2013, and the deadline for consultations has passed. It is expected that the final resolution on MOR will be issued in early 2015, and the first auction will be called for by the end of the year.

Tariffs to End Customers

The energy trader is responsible for charging the electricity costs to end customers and the transfer of their payments to the industry’s agents. The tariffs applied to regulated customers are calculated according to a formula established by CREG. This formula reflects the costs of the industry (generation, transmission, distribution), depending on the customer’s connection level, trading losses, constraints, administrative costs, and market operating costs. The pricing formula is currently under review and CREG Resolution No. 135 /2014 establishes the basis of the studies to determine the unit cost formula of providing service to regulated customers. It is expected that the commission will issue the formula during 2016.

There are different factors that affect the final costs of the service. Subsidies and/or contributions are applied according to the socio-economic level of each customer, and when subsidies exceed contributions, the Colombian government compensates for the difference. Another factor that affects the final tariff is the distribution area, which establishes a single distribution tariff for the distribution companies in adjacent geographic zones.

In addition, to subsidize the value of electricity for the most financially vulnerable residential customers residing in the least developed rural areas, the MME established the Social Energy Fund (“FOES” in its Spanish acronym). Decree No. 011/2012 regulates FOES as defined in article 103 of Law 1450 of 2011 (published in 2012). FOES offsets CP$ 46 kWh of the price of electricity for the above mentioned customers.

Renewable Energy and Energy Efficiency

Since 2001, energy efficiency has been promoted in Colombia, through Law 697, which has been the framework for efficiency programs including the program for rational and efficient use of energy. In December 2012, the Colombian Mining and Energy Planning Agency published Resolution No. 0563, which establishes the procedure for the exclusion of sales tax for the programs or activities related to reduced energy consumption and energy efficiency.

On May 13, 2014, the Renewable Law (Law 1,715) was enacted. This new law establishes a general legal framework and created a fund intended to promote the development of non-conventional renewable energy, energy efficiency and programs designed to reduce electricity demand. One of its principal objectives is the progressive replacement of diesel generation in non-interconnected and isolated areas, in order to reduce energy cost and greenhouse gas emissions.

During the second half of 2014, the government worked on several aspects of the regulation, and as a result, in December the MME enacted Decree No. 2,492 and 2,469 establishing guidelines for the demand response mechanism and the sale of surplus energy by self-generators.

In 2015, MME enacted Decree No. 2,143 which defines the process agents must undertake in order to receive the tax and tariff benefits established by Law 1715. Regarding this rule, Mining and Energy Planning Agency also published Resolution No. 45 which establishes the procedures to receive the certificate that allows agents to access the benefits regarding taxes and import tariffs.

Environmental Regulation

The environmental framework in Colombia was established by Law 99/1993, which also established the Colombian Ministry of the Environment (now the Colombian Ministry of Environment and Sustainable Development) as the authority for determining environmental policies. The Colombian Ministry of Environment defines issues, executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity that may result in environmental deterioration must first obtain environmental permits and licenses and also establish environmental management plans.

Generation plants that have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment. These resources are called “Transfers” that electricity generation companies give to municipalities and regional environmental authorities, in accordance with article 222 of Law 1450 of 2011, which amended Article 45 of Law 99 of 1993. The amount to transfer is according to the plant’s generation and a tariff established by CREG, which is updated annually.

Law 1,450 of 2011 issued the National Development Plan 2010-2014. The plan establishes that between 2010 and 2014, the government must develop strategies for environmental sustainability and for the prevention of environment risks. These include measures such as the national plan for adaptation to climate change, the environmental licensing process and environmental impact studies.

In 2011, Institutional Decree No. 3,570 established a new regulatory structure for the environment, creating the MADS (previously, the functions of the Ministry of the Environment were established in conjunction with functions of the Ministry of Housing). The main objective of the MADS is the formulation and management of environmental and renewable natural resource policies. In 2012, the MADS published several resolutions. Resolution No. 1,517/2012 established the procedures relating to the Environmental Compensation for Biodiversity Loss while Decree No. 1,640 of 2012 set forth regulations for the planning and management of hydrographic basins. In addition, Resolution No. 1,526/2012 established the procedural requirements for the subtraction of the forest areas protected by Law 2 of 1,959.

In August 2013, the Colombian National Planning Department issued CONPES Document 3,762, a policy text that established guidelines for the identification and prioritization of infrastructure projects that are of national and strategic interest in the energy, mining, oil, gas, and transportation sectors. It defines the relevant issues related with the formalities and procedures for acquiring land, prior consultation, community relations, environmental licensing and permits, and institutional coordination, all of which need to be resolved in order to assure the correct formulation and development of those projects.

Due to national discussions about environmental licensing, the MADS enacted Decree No. 2,041/2014 which aims to reduce the timing needed to receive the necessary licenses.

During 2015, MADS issued the Single Regulatory Decree No. 1,076 (Decreto Único Reglamentario) for the environmental sector that compiles all existing decrees on environmental issues in the country.

MADS continued developing regulation to reduce water contamination caused by discharged water and ecological flow. It updated parameters and limits of specific maximum allowable discharges to surface water and public sewer systems.

Resolution No. 909/2008 was enacted increase air quality, to allow energy recovery from waste and/or hazardous waste in thermal generation plants.

The National Enviromental License Authority granted licenses to Porvenir II hydroelectric project and Cayao liquefaction plant, and denied the license to the Cañafisto hydroelectric project.

The Mayor’s Office of Bogotá, through its Decree No. 600/2015, established measures to renew the fleet of taxis in 2017 with electric vehicles.

MADS is leading Climate Change issues. MADS has included the Nationally Appropriate Mitigation Action in the Clean Development Mechanism portfolio. Also, MADS belongs to the negotiation team that represents Colombia at the Conferences of Parties. In 2015, the Climate Change unit presented the Intended Nationally Determined Contributions for Colombia and committed to reducing its greenhouse gas emissions by 20% by 2030 and subject to the provision of international support, Colombia could increase its goal from 20% reduction with respect to Business as Usual (“BAU”) to 30% with respect to BAU by 2030.

Peru

Industry Overview

Industry Structure

In the Peruvian Wholesale Electricity Market (“Peruvian MEM” in its Spanish acronym) there are four categories of local agents: generators, transmitters, distributors and large customers. Trading is carried out by generators and distributors.

The following chart shows the relationships among the various participants in the SEIN.

The generation segment is composed of companies that own generation plants. This segment is known for being a competitive market in which prices tend to reflect the marginal cost of production. Electricity generators, as energy producers, have capacity and energy sale commitments with their contracted customers. Generators may sell their capacity and energy to both distributors and unregulated customers.

The energy received by a generator’s customers does not necessarily match with the energy produced by that supplier since the generation plants’ production is allocated by the COES, through a centralized dispatch. The transfer cost is minimized by reviewing the variable production costs of each power plant, regardless of their contractual commitments. The only exception to this rule applies to the natural gas plants, which declare the natural gas price once a year for dispatch purposes. Therefore, there is a short-term market that is also managed by the COES, where an economic balance is made between the energy produced and the demand of the generators’ customers.

The generation plants’ production and the customers’ energy consumption are valued at the hourly marginal cost and the generators that have deficits buy energy from the generators that have surpluses. This principal related to the energy sales balances is also carried out for the capacity. The price of the capacity corresponds to a price regulated by the Energy and Mining Investment Supervisor (“Osinergmin” in its Spanish acronym).

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices. Decree No. 049/2008 established two models, with one of them representing a theoretical dispatch without considering any restrictions and the other considering real dispatch with restrictions. The spot price is obtained from the theoretical dispatch (known as “ideal marginal cost”), and the additional operating costs resulting from system restrictions are paid through demand from the affected generators through a mechanism established by the authority. The “ideal marginal cost” regime was extended until December 31, 2016. In recent years, the ideal marginal cost has been very similar to the real cost and has not had a relevant impact. The settlements made by the COES also include payments and/or collections for supplementary services such as frequency and tension regulation. They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, etc.

The transmission system is made up of transmission lines, substations and equipment for the transmission of electricity from the power plants to the consumption centers or distribution points. Transmission in Peru is defined as all lines or substations with a tension higher than 60 kV. Some generation and distribution companies also operate sub-transmission systems at the transmission level.

Electricity distribution is an activity carried out in the concession areas granted to different distribution companies. Customers with a capacity demand lower than 200 kW are considered regulated customers, and their energy supply is considered to be a public service. Customers whose capacity demand is within the range of 200- 2,500 kW are free to choose whether to be considered regulated or unregulated customers. Once this type of customer chooses an option, the customer must remain in that category for at least three years. If the customer wants to change its category from regulated to unregulated customer, or vice versa, at least one year advance notice must be provided.

There is only one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas. According to the National Institute of Statistics of Peru, as of December 31, 2014, 92.9% of the population obtained electricity through the public network.

Principal Regulatory Authorities

The Peruvian Ministry of Energy and Mining (“MINEM” in its Spanish acronym) defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities. On August 10, 2012, Supreme Decree No. 030-2012-EM amended the articles of organization and defined the activities of MINEM and the Natural Gas Management Department.

The Peruvian Investment Promotion Agency is a public entity responsible for attracting private investment in public utilities and infrastructure works. It also advises to investors in making their investment decisions.

Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs. It also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The COES coordinates the SEIN’s short, medium and long-term operations at minimum cost, maintaining the security of the system and optimizing energy resources. It also plans for the SEIN’s transmission development and manages the short-term market.

The National Institute for Defense of Competition and Intellectual Property is responsible for promoting competition, protecting customer rights and safeguarding all forms of intellectual property.

The General Electricity Authority is the regulatory technical entity responsible for evaluating the electricity sector, and proposes the necessary regulations for the development of the electricity generation, transmission and distribution activities.

The Peruvian Ministry of Environment defines environmental policies applicable nationwide and is the head of the National Environmental Management System, which includes the National Environmental Impact Assessment System, the National Environmental Information System, the Protected Natural Areas System, as well as the management of natural resources in its area of competence as biodiversity and climate change, among others.

The Electricity Law

General

The general legal framework applicable to the Peruvian electricity industry includes: the Law of Electricity Concessions (Decree Law No. 25,844/1992) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law 28,832/2006), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020/1997), the Electricity Import and Export Regulation (Supreme Decree No. 049/2005), the Antitrust Law for the Electricity Sector (Law 26,876/1997), the law that regulates the activity of Osinergmin (Law 26,734/1996, together with Law 27,699/2002) ), and Decree Law No. 1,221/2015 that improves electricity distribution regulation to promote electricity access in Peru.

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities: generation, transmission and distribution; (ii) freely-determined prices for the supply of energy in competitive market conditions; (iii) a system of regulated prices based on the principle of efficiency together with a bidding regime; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and quality of service.

Law 29,852/2012 and Regulation No. 021-2012-EM created the Hydrocarbons Energy Security System and the Fund of Social Energy Inclusion. These laws also created a system of social compensation and universal service for the most vulnerable sectors of the population which will be financed by surcharges on the electricity billing of unregulated customers (equivalent to the surcharge that exists today for regulated customers on the Electrical Social Compensation Fund), transport surcharges for hydrocarbon-derivate liquids and natural gas multi pipelines and surcharges on the use of the natural gas pipeline.

Osinergmin and distribution companies manage the Fund of Social Energy Inclusion, which directs funds to the mass usage of natural gas to vulnerable sectors, (ii) develop new energy sources like photovoltaic cells, solar panels, etc., and (iii) supply liquefied petroleum gas to vulnerable sectors.

Law 29,969/2012 provides for the universal usage of natural gas. State electricity distributors are authorized to carry out natural gas programs, including the distribution of natural gas in their concession area. They are also able to associate with companies specializing in the development of gas distribution projects. Within a maximum period of three years from the start of the gas distribution, MINEM will start the process of promoting private investment by granting gas distribution concessions through the pipeline network.

Law 29,970/2012 guarantees energy security and promotes the development of the petro chemical complex in the south of the country. Under this law, the following agendas have been declared as a matter of national interest: (i) the guarantee of energy security, (ii) the transport of ethane to southern Peru; and (iii) the construction of regional pipelines in Huancavelica, Junín, and Ayacucho and their connection to existing gas pipelines.

Law 1,221/2015 enacted on September 24, 2015, will be applied during 2016, and once implemented, the main modifications are:

•	In the distribution tariffs, the VAD and the internal rate of return calculations will be defined for each distribution company with over 50,000 customers.

•	The MINEM will define a responsibility technical area (“ZRT” in its Spanish acronym) for each distributor, given its operation areas. The investments in the ZRT, which can be carried out either by a distributor or by a third party, should be approved by the distributor. Investment and audited costs (with a cap) will be recognized through the VAD.

•	The VAD will include a technology innovation charge and/or a distribution energy efficiency component. The VAD will also be adjusted to encourage improvements of service quality.

•	Distributors will be obligated to guarantee their regulated demand for 24 months.

•	Distributors will be required to execute the urban electrification investments or repay the contribution, if the investment is carried out for a third party, when the rate of occupancy is over 40%.

•	Generation and transmission concessions originating in bidding processes are restricted to a 30-year term. In the case of hydroelectric generation concessions, a favorable report for the watershed, as issued by MINEM, will be required.

•	Set conditions to NCRE sources and co-generation that enable them to inject surplus energy to the distribution system without affecting operating security.

Limits and Restrictions

Since the enactment of the Law of Electricity Concessions, vertical integration is restricted, and activities in the generation, transmission and distribution segments must be developed by different companies. The Antitrust Law for the Electricity Sector regulates the cases in which vertical and horizontal integration is admissible.

An antitrust authorization is compulsory for those electricity companies that hold more than a 5% interest of another business segment, either before or as a result of a merger or integration. An authorization is also required for the horizontal integration of generation, transmission and distribution activities which result in a market share of 15% or higher of any business segment, either before or as a result of any operation. Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property, using the market share information provided by Osinergmin.

Regulation of Generation Companies

Concessions

Generation companies that own or operate a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM. A concession for electricity generation activity is a unilateral permit granted to the generator by the MINEM. Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Law of Electricity Concessions, and its related regulations.

In order to receive a concession, the applicant must first request for a temporary concession of two years, and must subsequently apply for a definitive concession. In order to receive an authorization, the applicant must file a petition before the MINEM. If the petition is admitted and no opposition is presented, the MINEM grants the authorization to develop generation activities for unlimited time, subject to compliance with applicable regulations.

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and management of economic transactions that take place in the SEIN are controlled by COES. Generators can sell energy directly to large customers and buy the deficit or transfer the surplus between contracted energy and actual production in the pool at the spot price. Resolution No. 080-2012-OS/CD established the criteria and methodology for deciding the real-time operation under exceptional conditions as declared by the MINEM.

Sales by Generation Companies to Unregulated Customers

Sales to unregulated customers are carried out at mutually agreed prices and conditions, which include tolls and compensation for the use of transmission systems and, if necessary, to distribution companies for the use of their network.

Sales to Distribution Companies and Certain Regulated Customers

Sales to distributors can be under bilateral contracts at a price no greater than the regulated price in the case of regulated customers, or at an agreed price in the case of unregulated customers. In addition to the bilateral method allowed under the Law of Electricity Concessions, Law 28,832/2006 has also established the possibility that distributors may meet their unregulated or regulated customers’ demand under contracts signed following a capacity and energy supply tender process.

Sales of Capacity to Other Generation Companies

COES determines a firm capacity for each power plant on an annual basis. Firm capacity is the highest capacity that a generator may supply to the system at certain peak hours, taking into consideration statistical information and accounting for time out of service for maintenance purposes and for extremely dry conditions in the case of hydroelectric plants.

A generation company may be required to purchase or sell capacity in the spot market, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Regulatory Charges

In addition to taxes applicable to all industries (mainly an income tax and a value added tax), the electricity industry operators are subject to a special regulation contribution that compensates the costs incurred by the state in connection with the regulation, supervision and monitoring of the electricity industry. The applicable rate for this contribution is up to 1% of the annual billing of each company and the funds levied are distributed proportionally to the MINEM and Osinergmin.

Generators that also have hydroelectric plants pay a water royalty as a function of the hydroelectric energy produced and the regulated energy tariff at peak hours.

Tenders Promoted by the State

During 2009, MINEM carried out several studies which concluded that there will be lack of electricity generation capacity in the system in the near future. MINEM recommended the construction of new electricity plants that would serve as backup to guarantee the flow of electricity to the system, avoiding blackouts. As a result, the Peruvian Investment Promotion Agency carried out a public bid in August 2010, seeking to secure investments for three projects located in Reserva Fría de Talara, Trujillo and Ilo that would add another 800 MW to the system. The bid resulted in two of the projects being awarded: Reserva Fría de Talara (200 MW, for EEPSA, our subsidiary, and Ilo (400 MW, for Enersur, an unrelated company). These plants receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred for generating electricity. The Trujillo generation facility was later replaced by the Eten generation facility and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW).

On March 21, 2013, Peruvian Investment Promotion Agency held an international public tender to promote private investments in the Hydroelectric Plant project (Molloco Hydroelectric Plant — 280 MW), which is located in the hills of the Arequipa region. It was awarded to the Corsan Corviam — Engevix — Enex partnership.

Services provided by generation, transmission, and distribution companies must comply with technical standards stated in the Technical Regulations on the Quality of the Electric Supply. Failure to do so might result in the imposition of fines by Osinergmin.

Generators receive a capacity payment whose main component is the annuity of a peak-load plant. However, to be eligible to receive this payment, plants have to be part of the reserve margin established annually by Osinergmin. The capacity ranking is constructed in base of firm capacity of every power plant connected to the system and their relative efficiency (ordered by variable costs). Only plants included in the ranking as required to cover the peak demand plus the reserve margin receive the capacity payment. Every year, Osinergmin sets the power price that shall be assigned and paid to each generator pursuant to this concept.

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador. However, the line has not operated continuously because of regulatory issues. In 2014, electricity exports to Ecuador totaled 12.7 GWh. In 2015, the electricity exports net amounted to 54.3 GWh.

Internal regulations were also approved for the application of CAN Decision 757, which establishes that when bilateral electricity transactions are carried out with other CAN countries, the Economic Operation Committee of the SEIN should send weekly reports to the MINEM and to Osinergmin demonstrating that priority has been given to supplying the domestic market (Supreme Decree No. 011-2012-EM).

The governments of Peru and Chile have established a bilateral working group to discuss energy matters. The purpose of the working group is to identify and take advantage of the potential synergies between the two countries. At the request of the presidents of both nations, the working group is expected to propose a framework for an agreement in connection with both countries’ electricity integration that would establish the general rules for energy exchanges between them. As of the date of this Report, both countries have conducted negotiations but a final agreement is still pending.

Regulation in Transmission

Transmission activities are divided in two categories: “principal”, which are for common use and allow the flow of energy through the national grid; and “secondary”, which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network or that connect directly to certain end customers. Law 28,832 also defined “guaranteed transmission systems” and “supplementary transmission systems”, applicable to projects commissioned after the enactment of that law. Guaranteed system lines are the result of a public bid and supplementary system lines are freely constructed and exploited as private projects. Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers. Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW. The secondary and supplementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is established in the Environmental Law (Law 28,611/2005) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree No. 029-94-EM). MINEM dictates the specific environmental legal dispositions applicable to electricity activities, and Osinergmin is in charge of supervising certain aspects of their application and implementation. According to the Environmental Law, the Peruvian Ministry of Environment has the principal duties of (i) designing the general environmental policies to every productive activity; and (ii) establishing the main guidelines of the different government authorities for their specific environmental sector regulations. During 2010, most supervision functions regarding the application and implementation of the Environmental Law’s dispositions were transferred from Osinergmin to the Peruvian Ministry of the Environment.

NCRE, referred to in Peruvian regulations as Renewable Energy Resources (“RER” in its Spanish Acronym), for electricity generation are considered to be from the following sources: biomass, wind, solar, geothermal and tidal sources, as well as hydroelectric plants with an installed capacity lower than 20 MW.

In 2008, the authority issued regulations to promote the use of NCRE. The principal investment incentives established by these regulations are (i) an objective percentage of national electricity consumption, set every five years, to be covered NCRE generation, excluding hydroelectric plants (for the first five-year period, this percentage is 5%); (ii) through tenders of energy to be covered by NCRE, the investor awarded the tender is guaranteed a firm price for the energy injected into the system during the supply contract period of up to 20 years; and (iii) priority in the dispatch of load and access to transmission and distribution networks.

The first NCRE tender was carried out in two steps. The first auction was held in June, 2009 for 1,314 GWh per year, of which 570 GWh was awarded to three wind farms projects, 173 GWh was awarded to four solar plants projects, 143 GWh was awarded to two biomass plants projects and 1,084 GWh was awarded to 19 mini-hydroelectric plants. The second auction was held in March, 2010 for 427 GWh per and 11.7 GWh was award to a biomass thermal plant project and two mini hydroelectric project for 92 GWh.

The second NCRE tender was held in August, 2011 for 1,300 GWh per year intended to non-hydroelectric sources. Out of 21 initiatives proposed, 473 GWh were awarded to three projects.

The third NCRE tender was held in December, 2013, with the objective to provide 1,300 GWh per year of hydroelectric power and 320 GWh of biomass derived electricity. Nineteen mini hydroelectric plant projects with individual capacities below 20 MW were awarded to supply 1,268 GWh.

The fourth NCRE tender was held in December, 2015, with the objective to provide 1,300 GWh to both the interconnected and isolated systems. In addition, 450 GWh per year are required from mini hydroelectric projects with a maximum capacity of 20 MW each. The results were published by the end of January 2016 and 1,741 GWh were awarded to the following projects: three wind farms (739 GWh), two solar power plant projects (523 GWh), two biomass thermal plant projects (30 GWh) and six small hydroelectric plant projects (449 GWh).

In addition, other regulations established tax incentives, including (i) accelerated asset depreciation for income tax purposes, and (ii) the advanced recovery of the sales tax. In 2011, the permanent congressional commission approved Law 29,764, extending these tax benefits through 2020.

Law 29,968/2012 created the National Environmental Certification Service for Sustainable Investments (“SENACE” in its Spanish acronym), a specialized public organization with technical autonomy and a separate legal constitution, which reports to the Peruvian Ministry of the Environment. This organization is responsible for reviewing and approving detailed environmental impact studies of public, private or mixed capital investment projects, whether national or multi-regional, that involve activities, construction and other commercial and service activities whose characteristics, importance and/or location can result in significant environmental impacts, with the exception of those expressly excluded by Supreme Decree with the consenting vote of the Council of Ministers.

SENACE seeks to implement a single system of environmental administrative procedures to guarantee sustainable investments through the implementation of a sole window of environmental certification.

Raw Materials

For information regarding our raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.	Organizational Structure.

Principal Combined Entities and Affiliates

We are part of an electricity group controlled by the Italian company, Enel, our ultimate parent company. Enersis Américas, our controlling shareholder, owns 60.0% of our shares, and Enel beneficially owns 60.6% of Enersis Américas through wholly-owned Spanish combined entities. Enel publicly trades on the Milan Stock Exchange. It is headquartered in Italy and is primarily engaged in the energy sector, with a presence in 32 countries across four continents, mainly in Europe and Latin America, and generating electricity from power plants with over 89 GW of net installed capacity. Enel provides service to more than 61 million customers through its electricity and gas businesses through distribution networks of 1.9 million kilometers.

Endesa Américas’ Organizational Structure (1)

As of December 31, 2015 (assuming the spin-off of Endesa Américas had occurred as of such date)

(1)	Only principal operating combined entities are presented here. The percentage listed for each of our combined entities represents our economic interest in such combined entity.
(2)	We hold 56.4% of Emgesa’s voting rights as a result of a transfer of voting rights from Enersis Américas and we are allowed to appoint the majority of the Board members pursuant to a shareholders’ agreement. We therefore control Emgesa. For more information on our control and combination of Emgesa, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.

The companies listed in the following table were combined by us as of December 31, 2015. Our economic interest is calculated by multiplying our post-Spin-Off percentage of economic interest in a directly held combined entity by the percentage economic interest of any entity in the chain of ownership of such ultimate combined entity.

Principal Companies and Country of Operations	% Economic Ownership of Main Combined entity by Endesa Américas	Combined Assets of Each Main Combined entity on a Stand-alone Basis	Operating Income of Each Main Combined entity on a Stand-alone Basis
Electricity Generation	(in %)	(in billions of Ch$)
El Chocón (Argentina)	65.4	284.7	27.0
Costanera (Argentina)	75.7	170.5	20.4
Emgesa (Colombia)(1)	26.9	1,976.5	372.8
Edegel (Peru)(2)	62.5	835.4	116.6

(1)	We hold 56.4% of Emgesa’s voting rights as a result of a transfer of voting rights from Enersis Américas and we are allowed to appoint the majority of the Board members pursuant to a shareholders’ agreement. We therefore control Emgesa. For more information on our control and combination of Emgesa, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”
(2)	Excludes Chinango S.A.C.

Combined Companies

Costanera (Argentina)

Costanera is a publicly-held Argentine electricity generation company, with 2,304 MW of total installed capacity in Buenos Aires. Costanera consists of six steam turbines with an aggregate capacity of 1,131 MW which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,173 MW. Costanera was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. We beneficially own 75.7% of Costanera.

El Chocón (Argentina)

El Chocón is an Argentine electricity generation company. It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW located between Neuquén and Río Negro provinces, in the Comahue Basin in southern Argentina. A 30-year concession, which expires in 2023, was granted by the Argentine government to our combined entity, Hidroinvest S.A., which bought 59.0% of El Chocón’s shares in July 1993 during the privatization process. We operate El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession. We beneficially own 65.4% of El Chocón.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 3,459 MW, of which 87% is from hydroelectric power plants and 13% is from thermoelectric power plants. Empresa de Energía de Bogotá S.A. directly holds a 51.5% equity interest in Emgesa. We hold 56.4% of Emgesa’s voting rights as a result of a transfer of voting rights from Enersis Américas and we are allowed to appoint the majority of the Board members pursuant to a shareholders’ agreement. We therefore control Emgesa. For more information on our control of Emgesa, see “Item 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

Edegel (Peru)

Edegel, an electricity generation company owns and operates seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,685 MW. In October 2009, we purchased an additional 29.4% stake in Edegel from Generalima, S.A.C., a combined entity of Enersis. As a result of this transaction, we increased our ownership interest in Edegel from 33.1% to 62.5%.

Edegel holds 80% of the shares of Chinango S.A.C. and Peruana de Energía S.A.A. (an unaffiliated entity) owns the remaining 20% of the shares.

Selected Related and Jointly-Controlled Companies

Cemsa (Argentina)

Cemsa’s principal activities are the trading of electricity and fuels. Cemsa has signed several agreements with the Argentine electricity power stations in order to support its supply contracts. The power stations that provide Cemsa’s electricity supply contracts are: Costanera, Dock Sud, Centrales Térmicas del Noroeste S.A., and El Chocón. We beneficially own 45% of Cemsa.

Enel Brasil (Brazil)

In 2005, Enel Brasil was formed in order to manage all of our Brazilian generation, transmission and distribution assets. Enel Brasil consolidates two generation companies (Cachoeira Dourada and Fortaleza, both operated by us), CIEN, a transmission company, as well as two distribution companies (Ampla and Coelce). Fortaleza is a 322 MW combined-cycle power plant of fueled by natural gas with a capacity to generate one-third of the electricity requirements of the State of Ceará, with a population of 8.2 million people. Cachoeira Dourada is a run-of–the-river hydroelectric plant using the flows from the Paranaiba River, located in the State of Goias, and consisting of ten generating units totaling 665 MW of installed capacity. CIEN is a transmission and trading Brazilian company wholly-owned by Enel Brasil. It transmits electricity through two transmission lines located between Argentina and Brazil, covering a distance of 500 kilometers, with a total interconnection capacity of 2,100 MW. Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil, in terms of customers and annual energy sales. Ampla is mainly engaged in the distribution of electricity to 66 municipalities located in the State of Rio de Janeiro, and serves 2.9 million customers in a concession area of 32,615 square kilometers. Coelce is the sole electricity distributor of the State of Ceará, located in northeastern Brazil, and serves over 3.6 million customers within a concession area of 148,825 square kilometers. We beneficially own 37.1% of Enel Brasil and record this unconsolidated investment under the equity method.

For additional information on all of our combined entities and jointly-controlled companies, please refer to Appendix 1 of our combined financial statements.

D.	Property, Plant and Equipment.

Our property, plant and equipment are concentrated on electricity generation assets in the three countries in which we have operate through our combined entities.

We combine revenues from wholly-owned generation companies in Argentina, Colombia and Peru, which in turn own 26 additional generation power plants. A substantial portion of our cash flow and net income is derived from the sale of electricity produced by our electricity generation facilities. Significant damage to one or more of our main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on our operations.

Our electricity generation facilities are insured against damage due to earthquakes, fires, floods, other acts of god (but not for droughts, which are not force majeure risks, and are not covered by insurance ) and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, management believes that the risk of an event with a material adverse effect is remote. Claims under our generating combined entities’ insurance policies are subject to customary deductibles and other conditions. We also maintain business interruption insurance providing coverage for the failure of any of our facilities for a period of up to 24 months, including the deductible period. The insurance coverage taken for our property is approved by each company’s management, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines. All insurance policies are purchased from reputable international insurers. We continuously monitor and meet with the insurance companies in order to obtain what we believe is the most commercially reasonable insurance coverage.

The following table identifies the power plants that we own and combine, at the end of each year, by country, and their basic characteristics:

			Installed Capacity As of December 31,
Country/Company	Power Plant Name	Power Plant Type	2015	2014	2013
Argentina
Costanera(1)	Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,131	1,131	1,131
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	851	851	851
	Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	322	322	322

Total			2,304	2,304	2,304
El Chocón	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128

Total			1,328	1,328	1,328

Total capacity in Argentina			3,632	3,632	3,632

Colombia
Emgesa	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas	208	208	208
	Minor plants(2)	Pass-through	57	57	77
	Betania	Reservoir	541	541	541
	Dario Valencia(3)	Pass-through	150	150	50
	Salto II(4)	Pass-through	35	35	—
	Laguneta(5)	Pass-through	18	18	—
	Quimbo(6)	Reservoir	400	—	—

Total capacity in Colombia			3,459	3,059	2,926

Peru
Edegel	Huinco(7)	Pass-through	268	247	247
	Matucana(8)	Pass-through	137	137	133
	Callahuanca(7)	Pass-through	84	80	80
	Moyopampa(7)	Pass-through	69	66	66
	Huampani	Pass-through	30	30	30
	Santa Rosa(7)(9)(10)	Gas Turbine/Diesel Oil	419	413	305
	Ventanilla(7)	Combined Cycle/Natural Gas	484	485	485

Total	Total		1,491	1,458	1,346
Chinango	Yanango	Pass-through	43	43	43
	Chimay(7)	Pass-through	152	151	151

Total	Total		195	194	194

Total capacity in Peru			1,686	1,652	1,540

Combined capacity			8,777	8,343	8,098

(1)	Values for 2013, 2014 and 2015 were modified and correspond to values reported to CAMMESA (Argentina TSO).
(2)	Minor plants have an aggregate capacity of 57 MW. As of December 31, 2015 and 2014, Emgesa owned and operated three minor plants: Charquito (19.5 MW), El Limonar (18 MW) and Tequendama (19.5 MW). In March 2014, the San Antonio (19.5 MW) plant was decommissioned. (3)In November 2013, the Dario Valencia power plant began commercial operations with 50 MW of installed capacity. During 2014 unit 1 (January) and unit 5 (April) also began commercial operations, adding 100 MW of capacity. This power plant is part of the Salaco Hydroelectric project, together with the El Limonar, El Salto II and Laguneta power plants.
(4)	In June 2014, the El Salto II (35 MW) power plant began commercial operations.
(5)	In December 2014, the Laguneta (18 MW) power plant began commercial operations.
(6)	In November 2015, El Quimbo (400 MW) power plant began commercial operations.
(7)	The variation in the installed capacity of this power plant in 2015 was the result of tests performed by COES.
(8)	The Matucana power plant increased its installed capacity by 4 MW in June 2013 and by 4 MW in July 2014.
(9)	The variation in the installed capacity of this power plant in 2014 was the result of tests performed by COES.
(10)	In October 2013, unit TG 7 (121 MW) of the Santa Rosa power plant was decommissioned and in December 2014 it began commercial operations again.

As of December 31, 2015, we received the ISO 14,001 certification for 95.4% of our installed capacity in South America, which included all of our generation facilities that produced 98.8% of the total annual generation in accordance with the this standard.

Project Investments

The total investment for each project described below was translated into Chilean pesos at the exchange rate of Ch$ 710.16 per U.S. dollar, the U.S. dollar Observed Exchange Rate as of December 31, 2015. Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls, unless otherwise indicated.

Investment Projects Completed during 2015

El Quimbo Hydroelectric Project (Colombia)

El Quimbo hydroelectric project is located in the province of Huila, southeast of Bogotá, using the flows of the Magdalena and Suaza Rivers, upstream of the Betania power plant. The project has two generation units and a total installed capacity of 400 MW. The estimated average generation is 2,216 GWh per year, with a flooded reservoir area of 8,250 hectares.

On October 6, 2015, the Colombian government enacted the Decree No. 1979/2015, which authorizes energy generation for El Quimbo starting from October 7, 2015. On November 16, 2015, El Quimbo began its commercial operations. On December 15, 2015, the Colombian Constitutional Court declared Decree No. 1979/2015 unconstitutional on the grounds that the injunction issued by the Administrative Tribunal of Huila was still in effect. Emgesa therefore suspended operations of El Quimbo as of midnight on December 16, 2015. On January 10, 2016 at midnight, El Quimbo resumed its commercial operations following a court decision allowing El Quimbo to restart operations on a temporary basis.

This project was financed primarily with external sources, through local and international bonds. The estimated total investment accrued as of December 31, 2015 was Ch$ 683,879 million.

Projects Under Development

We continuously analyze different growth opportunities in the countries in which we participate. Currently, we are studying and assessing our project portfolio, focusing on constructing smaller, less invasive power plants. These plants are constructed faster, allow greater flexibility to activate or deactivate according to system needs, and are generally more acceptable to area residents. Additionally, an additional focus will be placed on the development of renewable technologies. Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and our financing capacity to fund these projects. The most relevant projects in the pipeline are as follows:

Generation Business

Curibamba Hydroelectric Project (Peru)

Curibamba consists of a 188 MW run-of-the-river power plant and a 134 km transmission line that will connect it to SEIN at the Pachachaca substation (220 kV). This power plant will be located 385 km northeast of Lima, which is upstream from the Chimay hydroelectric power plant (province of Junín), and will use the waters of the Comas and Uchubamba Rivers through an 8.1 km penstock.

During 2015, we continued with the bidding process for the project’s main contracts (civil works, equipment supply and electrical interconnection), and we started the studies required for obtaining prior permits to the project construction.

Currently, the project has a generation concession for the power plant, an approved Environmental Impact Study, and compliance certificates stating the non-existence of archaeological remains, both for the power plant and the transmission line.

In January 2015, the Peruvian Ministry of Energy and Mining approved the 2015—2024 Binding Transmission Plan. The connection of the power plant is being reviewed as the 2015—2024 Binding Transmission Plan allows the project to be connected to a closer substation. During 2015, the Pre-Operation Study for the connection to the Yanango Substation, located 40 km from the project, was approved as well as the extension of the validity of the environmental impact study of the power plant.

We anticipate our participation in hydroelectric bids that the Peruvian government expects to hold in the future and are currently pending of tender date.

The construction is expected to start in 2016 and last until 2021 as per the timeline in the definitive concession schedule. The construction is expected to last until 2021. This project is being financed primarily with internally generated funds, with an estimated total investment of Ch$ 424,321 million, of which Ch$ 18,177 million has been accrued as of December 31, 2015.

Major Encumbrances

Costanera’s supplier debt with Mitsubishi Corporation (“MC”) corresponds to the remaining payments on equipment purchased from MC in November 1996, which was refinanced in October 2014. The value of the assets pledged to secure this debt was Ch$ 10.8 billion as of December 31, 2015. Additionally, Costanera has granted liens in favor of Credit Suisse in guarantee of a loan, which were valued at Ch$ 3.1 billion as of December 31, 2015.

Climate Change

In recent years, the countries in which we operate have seen an increase of developments related to NCRE and strategies to combat climate change. This has required both the public and private sectors to adopt strategies in order to comply with the new environmental requirements, as evidenced by legal obligations at the local level, commitments assumed by countries at the international level, and the demanding requirements of the international markets.

NCREs provide energy with minimal environmental impact and with almost no CO2 emissions. They are therefore considered technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

The Callahuanca hydroelectric power station (80.2 MW in operation since 1938) is the NCRE facility that we own, and which has contributed clean and renewable energy to its national grid. Regarding the development of CO2 emission reduction mechanisms, the projects in the Clean Development Mechanism (“CDM”) circuit were as follows:

Ventanilla Conversion from Single-Cycle to Combined-Cycle Power Generation Project: On June 20, 2011, the UNFCCC approved the registration of this project in Peru as a CDM for 7 years, which term is subject to renewal, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during its useful life.

On October 31, 2013, the Ventanilla Conversion from Single-Cycle to Combined-Cycle Power Generation Project obtained the registration/verification under the Voluntary Emission Reductions (“VER”) + standard. A total amount of 2,496,494 tons of CO2 were avoided during the period of October 19, 2006 through June 19, 2011. As a result, Edegel received credit for 2,496,494 tons of CO2 emissions in the form of pre-CDM VERs. Additionally, in June 2014, 7,314 tons of CO2 of VERs were negotiated at a value of €0.5 per tons of CO2 as part of the voluntary neutralization policy of the group.

The Rehabilitation of the Callahuanca Hydroelectric Power Station Project: On January 4, 2008, the UNFCCC approved the registration of this project in Peru as a CDM for 7 years, which term is subject to renewal, which recognizes that it may verify and trade the greenhouse gas emissions that it will be avoided during its useful life.

On July 7, 2008 the Rehabilitation of the Callahuanca Hydroelectric Power Station Project obtained the registration/verification under the VER + standard. A total amount of 19,951 tons of CO2 were avoided during 2007. As a result, Edegel received credit for 19,949 tons of CO2 emissions in the form of pre-CDM VERs.

Detail of CDM Projects Processed in 2015

CDM project	Company/country	Position as of December 31, 2015	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)(1)

Ventanilla Conversion from Single-Cycle to Combined-Cycle Power Generation Project	Edegel (Peru)	Registered with the Executive Authority of the UNFCCC since 2011. CDM procedure implemented.	0.454	407,296

Ventanilla Conversion from Single-Cycle to Combined-Cycle Power Generation Project	Edegel (Peru)	Registered with the VER + Standard (Voluntary Standard) since October 2013.	0.454	407,296

Rehabilitation of the Callahuanca hydroelectric power station	Edegel (Peru)	Registered with the Executive Authority of the UNFCCC since 2008. CDM procedure implemented.	0.449	18,189

Rehabilitation of the Callahuanca hydroelectric power station	Edegel (Peru)	Registered with the VER + Standard (Voluntary Standard) since July 2008.	0.449	18,189

(1)	Obtained from the PDD (Project Design Document) of each project.

It is expected that our climate change guidelines will be similar to the current Enel group climate change guidelines as part of our commitment to combat climate change.

In compliance with the group climate change guidelines, Edegel has secured the certification of its carbon footprint for a fourth time. The Spanish Association of Standards and Certification (Asociación Española de Normalización y Certificación or “AENOR”), an independent certification authority, acknowledged the validity of the methodology. Acknowledgement by AENOR includes verification of the group’s carbon footprint reports from 2009 to 2014. A carbon footprint is the sum of all greenhouse gases (“GHGs”) produced by a company in the course of its business activity. The first step involves measuring our carbon footprint.

The tools used to calculate emissions in Edegel include audits at its facilities. This enables Edegel to monitor carbon footprint in all installations associated with the generation of electrical energy. Calculating the carbon footprint also enables Edegel to identify phases of its activities with the greatest potential to reduce emissions.

As part of the process of calculating our carbon footprint, we plan to obtain a GHG inventory, including direct emissions associated with activities controlled by us. We also plan to obtain a GHG inventory of indirect emissions, which are not generated through sources we control but are consequences of our activities.

Item 4A. Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

A.	Operating Results.

The following discussion should be read in conjunction with our combined financial statements and the notes thereto, included in Item 18 in this Report, and “Selected Financial Data,” included in Item 3 herein. Our audited combined financial statements as of December 31, 2015 and 2014, and for the three years ended December 31, 2015 have been prepared in accordance with IFRS, as issued by the IASB.

On April 21, 2016, we were spun-off from Endesa Chile. See “Introduction”, “Item 4. Information on the Company — A. History and Development of the Company — History” and Notes 1 and 35 of the Notes to our combined financial statements.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation companies in Argentina, Colombia and Peru. We also have an equity investment in Enel Brasil, which owns generation, transmission and distribution companies in Brazil. Our revenues and cash flow primarily come from our electricity generation business as well as from our combined entities and associates, which operate in these countries.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in the economic conditions in countries in which we operate may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rates between the Chilean peso and the currencies of the countries in which we have investments. These exchange variations may materially impact the consolidation of the results of our companies. We have certain critical accounting policies that affect our combined operating results.

Our diversification strategy aims to balance the impact of significant changes in one country with opposing changes in the other countries, in order to reduce, as much as practicable, the adverse impact of variations in the main factors that affect our combined operating results. The impact of these factors on us, for the years covered by this Report, is discussed below.

While we directly own 26.9% of the equity interest and 31.3% of the voting rights of Emgesa (through the ownership of shares with voting rights), we are deemed to exercise control over Emgesa as a result of the transfer of 25.1% of the voting rights from Enersis Américas, as the holder of a 21.6% interest in Emgesa, and pursuant to a shareholders’ agreement with Empresa de Energía de Bogotá S.A (which owns 51.5% of the equity interest in Emgesa) signed on August 27, 1997. The transfer of the voting rights originated with a prior owner of the 21.6% equity interest and has been continued with each subsequent owner (currently Enersis Américas). The shareholders’ agreement along with the voting rights transferred to us by Enersis Américas, gives us the right to appoint a majority of Emgesa’s Board members and, therefore we combine Emgesa in our consolidated financial statements.

a.	Hydrological Conditions

A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries in which we operate. Our installed capacity as of December 31, 2015, 2014 and 2013 was 8,777 MW, 8,343 MW and 8,098 MW, respectively. In those years, our hydroelectric installed capacity represented 58.4%, 56.3% and 56.3% of our total installed capacity, respectively. See “Item 4. Information on the Company — D. Property, Plant and Equipment.”

Hydroelectric generation was 20,114 GWh, 19,698 GWh and 18,576 GWh in 2015, 2014 and 2013, respectively. Our hydroelectric generation in 2015 was 2.1% higher than in 2014 mainly due to more favorable hydrological conditions in Argentina.

In the countries in which we operate, hydrological conditions can range from very wet to extremely dry. In between these two extremes, there are a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought.

In Argentina, the months that typically have the most precipitation are May through August, and the months when snow and ice melts typically occur from October through December, providing flow to the Collon Cura and Limay Rivers which feed El Chocón’s reservoir and hydroelectric plant, located in southwestern Argentina, in the Comahue region.

Hydrological conditions in Colombia vary significantly throughout the different regions and depend on geographical conditions and topography. There are two rainfall patterns. One is characterized by two rainy periods separated by a drier season that is observed in the Andean region and in the center of the country, the most populated area and the center of economic activity, where all our hydroelectric plants, except the Guavio plant, are located. The second pattern is characterized by a rainy season followed by a drier season, which is observed in the Orinoquia region (eastern part of the country), where our largest hydroelectric plant, Guavio (1,213 MW), is located and its hydrological conditions are influenced by the Amazon.

Hydrological conditions in Peru also vary significantly depending on the location. The coast, which concentrates most of the population and economic activity, typically has less rainfall than the rest of the country. In the Andean mountains, rainfall typically is most abundant from November through March, providing flow to the basin of the Rimac River, feeding five of our seven hydroelectric plants. The jungle area also has most of its rainfall in the same period but in larger volumes, feeding the Tarma and Tulumayo River basins, where our other two hydroelectric plants are located.

For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions into dry, wet or normal, although there are many other possible scenarios. Extreme hydrological conditions may materially affect our operating results and financial conditions. However, it is difficult to calculate the effects of hydrology on our operating income, without also taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not individually on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric or thermal generation, which is constantly being defined by the market operator to minimize the operating cost of the entire system. Pass through hydroelectric generation is almost always the least expensive method to generate electricity and normally has a marginal cost close to zero. However, authorities might assign a cost for the use of water of reservoirs, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

Spot prices primarily depend on hydrological conditions and commodity prices. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase prices. Spot market prices affect us because we purchase electricity in the spot market in case that we have deficits between our contracted energy sales and our generation, and we sell electricity in the spot market if we have electricity surpluses.

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

Hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

Argentina is a controlled market, with a defined remuneration scheme and no energy and commodity trading. Market prices are unrelated to hydrological conditions or commodity prices. There is no electricity market since free bilateral trading has been suspended. As a consequence, El Chocón sells most of its energy to the market operator at the regulated price, which is not affected by hydrological conditions and its results depend mainly on the amount of electricity it generates. In 2015, El Chocón’s generation increased, resulting in a higher operating income than during the same period in 2014, primarily as a result of better hydrological conditions in the Comahue region. Hydrological conditions were better during 2014 than 2013 for El Chocón but because of the devaluation of the Argentine peso in relation to the Chilean peso, operating income was similar to that in 2013. Costanera is a thermal plant, so its operating results depend on its own thermal generation.

In Colombia, hydrological conditions in 2015 and 2014 were influenced by El Niño phenomenon which resulted in drought conditions for the whole system with very high spot prices. However, hydrological conditions affecting our Guavio hydroelectric plant were wet, allowing Emgesa to compensate for the lower hydroelectric generation of its other hydroelectric plants affected by the drought in 2015. In 2014, Emgesa increased its hydroelectric generation compared to 2013. In 2015 and 2014, Emgesa increased its contracted sales and was able to sell its surpluses on the spot market at higher prices, positively affecting Emgesa’s operating income in both years. Operating income was negatively affected by the devaluation of the Colombian peso in relation to the Chilean peso in 2015, and positively by its appreciation in 2014.

In Peru, since 2013, hydrological conditions have been better than the historical average, allowing slightly higher hydroelectric generation, which combined with a drop in commodity prices, the slowing economic growth rate and delays in mining projects, has resulted in electricity oversupply, and even lower spot prices. In 2015, Edegel generated more energy than its contracted sale requirements, despite a decrease in its thermal generation, due to the lower demand of one of its main mining customers. Edegel’s energy surplus is sold on the spot market at a lower price, with negative impact on operating income, which was partially offset by appreciation of the Peruvian sol in relation to the Chilean peso in 2015. Operating income in 2014 was higher than in 2013, mainly due to higher physical sales to regulated customers and being able to purchase energy on the spot market at lower prices

b.	Selective Regulatory Developments

The regulatory framework governing our businesses in the countries in which we have investments has a material effect on our operating results. In particular, regulators set energy prices in the generation business taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, all of which are intended to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. The earnings of our electricity combined entities are determined to a large degree by regulators, mainly through the tariff setting process.

In Argentina, the Argentine Secretary of Energy published Resolutions No. 95/2013, No. 529/2014 and No. 482/2015, which set forth a regulated remuneration schedule for generators. For additional information relating to the Argentine regulatory frameworks or the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

c.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation in the countries in which we operate may have a significant effect on our operating results. Macroeconomic factors, such as the variation of a local currency against the U.S. dollar, may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors— Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.” and “— South American economic fluctuations may affect our results from operations and financial condition as well as the value of our securities.”

In order to determine whether Argentina could be qualified as a hyperinflationary economy, we have considered the behavior of historical and projected inflation, along with other indicators established in IAS 29, Financial Reporting in Hyperinflationary Economies. We have also taken into consideration various analyses and studies issued by international agencies such as the International Practices Task Force of the SEC Regulations Committee, which have suggested that Argentina is not currently a hyperinflationary economy. In addition, we have checked with our peers in Argentina and, in that context, have noted that publicly held Argentine companies which adopted IFRS have not introduced adjustments to reflect inflation since the date of their transition to IFRS. In brief, we have not observed objective verifiable data leading to a conclusion that the Argentine economy should be considered a hyperinflationary economy in accordance with the indicators set forth in IAS 29.

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we operate may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities and also the translation of financial statements of our foreign combined entities for combination purposes to the presentation currency, which is the Chilean peso.

As of December 31, 2015, our combined debt totaled Ch$ 1,117 billion, of which 82.1% was denominated in Colombian pesos, 14.3% in U.S. dollars, 2.7% in Argentine pesos and 0.9% in Peruvian soles.

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the years indicated:

	Local Currency U.S. Dollar Exchange Rates
	2015		2014		2013
	Average	Year End	Average	Year End	Average	Year End
Argentina (Argentine pesos per U.S. dollar)	9.25	13.04	8.11	8.55	5.48	6.52
Brazil (Brazilian reais per U.S. dollar)	3.34	3.90	2.35	2.66	2.16	2.34
Colombia (Colombian pesos per U.S. dollar)	2,748	3,149	1,997	2,392	1,870	1,927
Peru (Peruvian soles per U.S. dollar)	3.18	3.41	2.84	2.99	2.70	2.80
Chile (Chilean pesos per U.S. dollar)	654.66	710.16	570.40	606.75	495.18	524.61

Sources: Central banks of each country.

For the year ended December 31, 2015, our revenues were Ch$ 1,303 billion, of which 59.8% was generated by operations in Colombia, 29.3% in Peru, 10.8% in Argentina and 0.3% in Chile (mainly from engineering services provided to our combined entities).

The appreciation or devaluation of a currency compared to the Chilean peso is calculated by dividing the average foreign currency’s U.S. Dollar Exchange rate by the average Chilean Peso U.S. Dollar Exchange Rate for the same year and comparing the result to the previous year using the same methodology.

The following table shows the appreciation or devaluation of 2015 versus 2014 and 2014 versus 2013. When their impacts are significant, they are disclosed and explained in the analysis of results of operations included below.

A positive value signifies that the foreign currency has appreciated with respect to the Chilean peso. A negative value signifies that the foreign currency has devaluated respect to the Chilean peso.

	2015/2014	2014/2013
Argentine peso	+0.8%	-22.3%
Brazilian real	-19.1%	+5.7%
Colombian peso	-16.5%	+7.6%
Peruvian sol	+2.4%	+9.6%

Argentina

As a result of the Argentine economic crisis in the early 2000s and the significant governmental intervention in the electricity sector in 2002, we have not received dividends from our Argentine combined entities, Costanera and El Chocón, since 2000 and 2012, respectively. In 2011, we recognized a Ch$ 5.4 billion goodwill impairment charge for Costanera. Additional economic deterioration of Argentina, or of our combined entities that operate in that country, is not expected to have any material effect on our financial and operating results.

Our Argentine operations do not affect our combined liquidity. Our Argentine cash and cash equivalents were Ch$ 12.5 billion as of December 31, 2015, which represents 11.2% of our total cash and cash equivalents. Of the total Argentine cash and cash equivalents, 95.3% is denominated in local currency, and the remaining 4.7% is denominated in U.S. dollars. Our Argentine other financial liabilities, current and non-current was Ch$ 69.0 billion as of December 31, 2015, representing 6.2% of our total debt. Of the total Argentine debt, 42.9% is denominated in local currency, and the remaining 57.1% is denominated in U.S. dollars. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso led to a 1.6% increase in the amount of Chilean pesos in 2015 compared to 2014.

A default by any of our Argentine combined entities on their indebtedness would not materially affect us, since we, on a stand-alone basis, do not have any debt agreements that includes cross default provisions that could be triggered by any Argentine or any other non-Chilean combined entity’s default.

In Argentina, generators’ tariffs are regulated based on defined fixed and variable remuneration. Due to tariff controls, revenues of electric utility companies do not always cover their operating costs. Argentine authorities have created a new mechanism to improve the financial situation of these companies in recognition that their performance is directly related to the regulatory framework.

d.	Critical Accounting Policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies with reference to the preparation of our combined financial statements under IFRS are those described below.

For further detail of the accounting policies and the methods used in the preparation of the combined financial statements, see Notes 2 and 3 of the Notes to our combined financial statements

Impairment of Long-Lived Assets

During the year, and principally at year end, we evaluate whether there is any indication that an asset has become impaired. Should any such indication exist, we estimate the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of cash generating units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater of (i) the fair value less the cost needed to sell the asset and (ii) the value in use. “Value in use” is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets, that form part of a cash generating unit, we use value in use criteria in nearly all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units’ revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates, between 3.1% and 11.1%, which are not increasing nor do they exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by market participants for the specific business activity and the country involved.

The pre-tax nominal discount rates applied in 2015, 2014 and 2013 are as follows:

		Year ended December 31,
		2015		2014		2013
Country	Currency	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
		(in %)
Argentina	Argentine peso	34.5%	39.4%	37.2%	38.9%	42.0%	44.4%
Brazil	Brazilian reais			9.7%	22.7%	9.0%	18.8%
Colombia	Colombian peso	15.1%		13.3%		14.2%
Peru	Peruvian sol	11.3%		12.6%		11.8%	12.3%

If the recoverable amount is less than the net carrying amount of the cash generating unit, the corresponding impairment loss provision is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the combined statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, any adjustments made are not reversible.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Note 20 of the Notes to our combined financial statements as of December 31, 2015, we have estimated the probable outflows of resources for resolving these claims to be Ch$ 5.5 billion. We have reached this estimate after consulting our legal and tax advisors who are defending us in these matters and after an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account that forms part of Other Comprehensive Income and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future U.S. dollar revenue streams. Such analysis may change in the future due to new electricity regulations limiting the amount of cash flows tied to the U.S. dollar.

Pension and Post-Employment Benefit Liabilities

We have various defined benefit plans for our employees. These plans pay benefits to employees at retirement and use formulas based on years of service and the compensation of the participants. We also offer certain additional benefits for particular retired employees.

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions including employee turnover, life expectancy, retirement age, discount rates, the future level of employee compensation and benefits, the claims rate under medical plans, and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of one percentage in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 1.8 billion, Ch$ 2.1 billion and Ch$ 3.0 billion as of December 31, 2015, 2014, and 2013, respectively; and the effect of a decrease of one percentage in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 2.3 billion, Ch$ 2.5 billion and Ch$ 3.5 billion as of December 31, 2015, 2014 and 2013, respectively.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to our combined financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014

Combined Revenues

The following table sets forth the revenues by geographical location, as a percentage of total combined revenues for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(as a % of total)

Argentina	10.8	8.7
Colombia	59.8	62.0
Peru	29.3	29.1
Chile(1)	0.3	0.4
Intercompany transaction adjustments(1)	(0.2)	(0.2)

Total combined net revenues	100	100

(1)	We consider our revenues from operations in Chile and that are not related to the electricity generation business to be immaterial and believe that they do not affect the analysis of our combined financial statements. Revenues that are not related to the electricity generation business come mainly from engineering services provided to our combined entities in Argentina and Peru.

The following tables set forth our revenues from operations, physical energy sales and generation (expressed in GWh) by geographical location, in each case for the years ended December 31, 2015 and 2014:

	Year ended December 31,
Revenues	2015	2014	Change	Change
	(in millions of Ch$)			(in %)

Argentina	140,399	105,265	35,134	33.4
Colombia	778,756	753,373	25,383	3.4
Peru	382,452	353,795	28,657	8.1
Chile	4,082	5,161	(1,079)	(20.9)
Combined adjustment	(2,574)	(2,035)	(539)	(26.5)

Total net revenues	1,303,115	1,215,559	87,556	7.2

	Year ended December 31,
Energy Sales	2015	2014	Change	Change
	(in GWh)			(in %)

Argentina	11,968	10,442	1,526	14.6
Colombia	16,886	15,773	1,113	7.1
Peru	8,633	9,320	(687)	(7.4)

Total	37,488	35,535	1,953	5.5

	Year ended December 31,
Generation	2015	2014	Change	Change
	(in GWh)			(in %)

Argentina	11,405	9,604	1,801	18.8
Colombia	13,705	13,559	146	1.1
Peru	8,218	8,609	(391)	(4.5)

Total	33,328	31,772	1,556	4.9

Revenues from operations in Argentina grew by 33.4%, or Ch$ 35.1 billion, in 2015. This increase was explained by Ch$ 25.7 billion greater revenues in Costanera compared to 2014, comprised of Ch$ 8.8 billion due to tariff increases related to Resolution No. 482/2015, Ch$ 5.6 billion due to 1,195 GWh higher thermal dispatch, and Ch$ 3 billion related to its combined-cycle availability contracts executed with the Secretary of Energy. In addition, El Chocón’s revenues increased by Ch$ 9.8 billion, mostly due to Ch$ 7.6 billion related to 607 GWh higher hydroelectric dispatch because of improved hydrological conditions and Ch$ 2.6 billion attributable to higher tariffs related to Resolution No. 482/2015.

Revenues from operations in Colombia grew by 3.4%, or Ch$ 25.4 billion in 2015, due to Ch$ 60.2 billion higher physical sales of 1,113 GWh, mainly contracted sales, and Ch$ 90.2 billion increase related to higher sales price on the spot market as a result of drought caused by El Niño phenomenon. These increases were partially offset by a Ch$ 124.1 billion loss due to the devaluation of Colombian peso in relation to the Chilean peso, which resulted in a 16.5% decline in terms of Chilean peso in 2015 as compared to 2014.

Revenues from operations in Peru grew by 8.1%, or Ch$ 28.7 billion in 2015, due to the appreciation of Peruvian sol in relation to the Chilean peso resulted in a 2.4% increase in revenues, or Ch$ 52.8 billion compared to 2014. This was partly offset by a Ch$ 19.1 billion decrease from 687 GWh lower physical sales by primarily to distribution companies, and a Ch$ 4.8 billion decrease due to lower spot prices because of lower demand.

Combined Operating Costs

Combined operating costs consist primarily of energy purchases from third parties, fuel consumption, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our combined operating costs in Chilean peso, and as a percentage of total combined operating costs for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015		2014
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	181,642	24.5	108,349	18.3
Fuel consumption	140,546	18.9	100,755	17.0
Transportation costs	104,202	14.1	103,553	17.5
Other raw materials and combustibles	55,357	7.5	56,584	9.5
Other expenses (1)	73,291	9.9	60,036	10.1
Employee benefit expense and other (1)	73,291	9.9	57,341	9.7
Depreciation, amortization expense and impairment losses(1)	113,219	15.3	105,894	17.9

Total Operating Costs	741,548	100.0	592,512	100.0

(1)	Corresponds to selling and administration expenses

The table below sets forth our operating costs (excluding selling and administrative expenses) by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Argentina	9,172	15,204	(6,032)	(39.7)
Colombia	321,529	220,303	101,226	45.9
Peru	151,046	133,735	17,311	12.9

Total	481,747	369,242	112,505	30.5

In Argentina, operating costs decreased by Ch$ 6.0 billion or 39.7% compared to 2014. This decline was comprised of Ch$ 2.3 billion in Costanera and Ch$ 2.2 billion in El Chocón due lower energy purchases because of the termination of sale contracts, which were not renewed according to current regulation.

In Colombia, operating costs increased by Ch$ 101.2 billion or 45.9% in 2015, mainly attributable to Ch$ 95.2 billion higher energy purchases due higher spot prices, which in turn was as a result of the drought, and Ch$ 35.4 billion related to 550 MWh higher thermal generation. These increases were partially offset by a Ch$ 36.5 billion gain due to the devaluation of the Colombian peso in relation to the Chilean peso.

In Peru, operating costs increased by Ch$17.3 billion or 12.9%, in 2015 as compared to 2014, mainly due to a Ch$ 20.0 billion higher cost related to the appreciation of the Peruvian sol in relation to the Chilean peso. This increase was partially offset by a Ch$ 2.8 billion decrease related to lower spot prices.

Combined Selling and Administrative Expenses

Combined selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses and office materials and supplies.

The following table sets forth our combined selling and administrative expenses, as a percentage of total combined selling and administrative expenses, for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in %)
Selling and Administrative Expenses as a Percentage of Total Selling and Administrative Expenses
Other expenses	28.2	26.9
Employee benefit expense and other	28.2	25.7
Depreciation, amortization expense and impairment losses	43.6	47.4

Total	100.0	100.0

The following table sets forth our selling and administrative expenses by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Combined selling and administrative expenses
Argentina	83,942	62,106	21,836	35.2
Colombia	84,362	83,538	824	1.0
Peru	91,750	78,902	12,848	16.3
Chile	2,320	760	1,560	n/a
Combined adjustments	(2,574)	(2,035)	(539)	26.5

Total combined selling and administrative expenses	259,800	223,271	36,529	16.4

Selling and administrative expenses increased by Ch$ 36.5 billion, or 16.4%, during 2015 compared to 2014, mainly as explained below.

In Argentina, selling and administrative expenses increased by Ch$ 21.8 billion or 35.2% primarily due to higher payroll expenses of Ch$ 12.8 billion following increases in the workforce and in wages and benefits during 2015 and higher depreciation and amortization expenses of Ch$ 5.5 billion.

In Peru, selling and administrative expenses increased by Ch$ 12.8 billion or 16.3% mainly due to higher depreciation and amortization expenses of Ch$ 3.8 billion and Ch$ 3.5 billion of impairment losses due to Ch$ 4.7 billion attributable to the impairment of debt in 2015.

Combined Operating Margin

The following table sets forth our operating margin by geographical location for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(in %)
Operating margin
Argentina	33.7	26.6
Colombia	47.9	59.7
Peru	36.5	39.9

Total combined operating margin	43.1	51.3

Our combined operating margin, or combined operating income as a percentage of combined total revenues, decreased to 43.1% as of December 31, 2015 as compared to 51.3% for 2014.

This was due to lower operating margins in Colombia and Peru, partially offset by higher operating margins in Argentina. Operating margin in Argentina improved from 26.6% to 33.7% mainly as a consequence of higher tariffs related to Resolution No. 482/2015 and higher dispatch. The lower operating margin in Colombia was due to the higher increase of operating costs of 33.6% in comparison to the increase of 3.4% of revenues, mainly related to devaluation of the Colombian peso in relation to the Chilean peso. The operating margin in Peru decreased from 39.9% to 36.5% mainly due its 14.2% increase in total operating costs in contrast with the increase of its revenues of 8.1%.

Combined Operating Income

The following table summarizes operating income by geographical location for the years 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Operating income
Argentina	47,284	27,955	19,329	69.1
Colombia	372,865	449,533	(76,668)	(17.1)
Peru	139,656	141,158	(1,502)	(1.1)
Chile	1,762	4,401	(2,639)	(60.0)

Total combined operating income	561,567	623,047	(61,480)	(9.9)

Combined Other Results

The following table shows our combined other results for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	59,300	93,968	(34,668)	(36.9)
Financial costs	(87,794)	(65,211)	(22,583)	34.6
Foreign currency exchange gains (losses), net	96,181	(20,193)	116,374	n/a

Total	67,687	8,564	59,123	n/a

Others
Share of the profit of associates and joint ventures accounted for using the equity method	38,680	61,598	(22,918)	(37.2)
Gain from other investments	—	668	(668)	n/a
Gain (loss) from the sale of assets	(509)	82	(591)	n/a

Total	38,171	62,348	(24,177)	(38.8)

Total Combined Other results	105,858	70,912	34,946	49.3

Financial Results

Our net financial results in 2015 was a profit of Ch$ 67.7 billion a Ch$ 59.1 billion increase compared to 2014. This improvement was mainly explained by a Ch$ 116.4 billion gain mainly due to a positive foreign currency exchange differences related to accounts receivable denominated in U.S. Dollars from the Vuelta de Obligado thermal plant (“VOSA”); of Ch$ 124.8 billion. This plant was financed through the contribution of outstanding debts of CAMMESA owed to our Argentine combined entities. These contributions were returned with interest according to the agreement (recorded as a financial income as explained below) and recognized in U.S. dollars, considering the exchange rate existing as of the date on which the agreement was signed. In December 2015, a technical report confirmed that the gas plant passed all operational tests; therefore, we accounted for the effects of the dollarization of the receivables based on the current exchange rate between the Argentine peso and the U.S. Dollar.

This was partially offset by (i) Ch$ 34.7 billion lower financial income mainly due to Ch$ 84.5 billion due to a non-recurring income recognized in 2014 because of the renegotiation of the terms of Costanera’s debt with Mitsubishi Corporation (“MC”) in October 2014, partially offset by Ch$ 41.6 billion higher interest accrued in accounts receivable from VOSA and (ii) Ch$ 22.6 billion higher financial costs because of greater debt of Costanera with CAMMESA of Ch$ 14.8 billion.

Others

Our share of the net profits (loss) of associates and joint ventures accounted for using the equity method totaled Ch$ 38.7 billion for 2015, a 37.2% or Ch$ 22.9 billion decrease compared to 2014. This decrease was mainly a result of Ch$ 25.7 billion reduction in net profit from Enel Brasil primarily related to the distribution business.

Combined Income Tax expenses

Combined income tax expenses was Ch$ 256.3 billion in 2015, a Ch$ 52.2 billion increase compared to 2014, mainly explained by Ch$ 53.1 billion higher expense in El Chocón due to improved financial results compared to the previous year due to the dollarization of the accounts receivable from VOSA.

The combined effective tax rate was 38.4% in 2015 and 29.4% in 2014. mainly as result of higher taxes due to the devaluation of the Chilean peso in terms of U.S. dollar and in corporate taxe rate in Colombia.

Combined Net Profit

The following table sets forth our combined profit before income tax expenses, income tax expenses and net income for the year ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Change	Change
	(in millions of Ch$)			(in %)
Profit before income tax expenses	667,425	693,959	(26,534)	(3.8)
Income tax expenses	(256,249)	(204,051)	(52,198)	(25.6)

Net profit	411,176	489,908	(78,732)	(16.1)
Net profit attributable to the parent company	180,532	220,155	(39,623)	(18.0)
Net profit attributable to non-controlling interests	230,643	269,753	(39,110)	(14.5)

3.	Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013

Combined Revenues

The following table sets forth the revenues by geographical location, as a percentage of total combined revenues for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(as a % of total)

Argentina	8.7	12.4
Colombia	62.0	60.5
Peru	29.1	26.8
Chile	0.4	0.3
Combined adjustment	(0.2)	—

Total combined revenues	100	100

The tables below set forth our total revenues from operations, physical energy sales and generation (expressed in GWh) by geographical location, in each case for the years ended December 31, 2014 and 2013:

	Year ended December 31,
Revenues	2014	2013	Change	Change
	(in millions of Ch$)			(in %)

Argentina	105,265	131,443	(26,178)	(19.9)
Colombia	753,373	639,504	113,869	17.8
Peru	353,795	283,806	69,989	24.7
Chile	5,161	3,102	2,059	66.4
Combined adjustment foreign combined entities	(2,035)	(461)	(1,574)	n/a

Total net revenues	1,215,559	1,057,395	158,164	15.0

	Year ended December 31,
Energy Sales	2014	2013	Change	Change
	(in GWh)			(in %)

Argentina	10,442	12,354	(1,912)	(15.5)
Colombia	15,773	16,090	(317)	(2.0)
Peru	9,320	8,904	416	4.7

Total	35,535	37,348	(1,813)	(4.9)

	Year ended December 31,
Generation	2014	2013	Change	Change
	(in GWh)			(in %)

Argentina	9,604	10,840	(1,236)	(11.4)
Colombia	13,559	12,748	811	6.4
Peru	8,609	8,391	218	2.6

Total	31,772	31,979	(207)	(0.6)

Revenues from operations in Argentina decreased 19.9%, or Ch$ 26.2 billion, in 2014, mainly as a result of the devaluation of the Argentine peso in relation to the Chilean peso, which led to a 22.3% decrease, or Ch$ 23 billion, in 2014 when compared to 2013, partially offset by the impact of Resolution No. 529/2014 that updated tariffs and increased El Chocón’s revenues by Ch$ 1.5 billion. Costanera’s revenues also increased by Ch$ 1.5 billion related to its combined-cycle availability contract executed with the Secretary of Energy.

Total revenues from operations in Colombia increased by Ch$ 113.9 billion, or 17.8%, in 2014, mainly due to Ch$ 65 billion increase in energy sale revenues mainly due to higher spot price because of the drought and the appreciation of the Colombian peso in relation to the Chilean peso, which in both periods resulted in a 7.6% increase in terms of Chilean peso, or Ch$ 48 billion higher revenues in 2014 when compared to 2013.

Revenues from operations in Peru grew by 24.7%, or Ch$ 70.0 billion in 2014, mainly due to a 13.6% increase in electricity sales as a consequence of 417 GWh higher physical sales, amounting to Ch$ 43 billion and a Ch$ 27 billion increase as result of the appreciation of Peruvian sol in relation to the Chilean peso which resulted in a 9.6% increase in terms of Chilean peso when compared to 2013.

Combined Operating Costs

Combined operating costs consist primarily of energy purchases from third parties, fuel consumption, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth our combined operating costs in Chilean pesos and, as a percentage of total combined operating costs for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	108,349	18.3	113,258	20.8
Fuel consumption	100,755	17.0	96,237	17.7
Transportation costs	103,553	17.5	84,159	15.5
Other raw materials and combustibles	56,584	9.5	42,324	7.8
Other expenses (1)	60,036	10.1	52,541	9.7
Employee benefit expense and other (1)	57,341	9.7	51,793	9.5
Depreciation amortization expense and impairment losses (1)	105,894	17.9	103,577	19.0

Total Combined Operating Costs	592,512	100.0	543,889	100.0

(1)	Corresponds to selling and administration expenses

The table below sets forth our combined operating costs (excluding selling and administrative expenses) by geographical location for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Argentina	15,204	36,479	(21,275)	(58.3)
Colombia	220,303	204,419	15,884	7.8
Peru	133,735	95,080	38,655	40.7

Total	369,242	335,978	33,264	9.9

In Argentina, operating costs decreased by 58.3% or Ch$ 21.3 billion in 2014, mainly due to an 18.2% decline in energy generation in Costanera which in turn reduced its procurement and service costs by Ch$ 17.5 billion. Additionally, El Chocón’s physical electricity generation increased 13.6% resulting in a reduction in energy purchases by Ch$ 3.8 billion.

In Colombia, operating costs in the generation business increased by 7.8% or Ch$ 15.8 billion in 2014 primarily due to a Ch$ 16.1 billion, increase in other variable procurement and service costs as a consequence of expenses related to environmental royalties and other technical support services.

In Peru, operating costs increased by 40.7% or Ch$ 38.7 billion, due to a Ch$ 14.0 billion higher fuel costs as a consequence of a 6.5% higher thermal generation as a result of the unavailability of some relevant generation units of the Peruvian system during the year, Ch$ 13.4 billion higher energy purchases in the spot market and Ch$ 12.1 billion higher transportation costs related to higher toll costs.

Combined Selling and Administrative Expenses

Combined selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses and office materials and supplies.

The following table sets forth our combined selling and administrative expenses, as a percentage of total combined selling and administrative expenses, for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(in %)
Selling and Administrative Expenses as a Percentage of Total Selling and Administrative Expenses
Other expenses	26.9	25.3
Employee benefit expense and other	25.7	24.9
Depreciation and amortization expense and impairment losses	47.4	49.8

Total	100.0	100.0

The following table sets forth our selling and administrative expenses by geographical location for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Selling and administrative expenses
Argentina	62,106	60,036	2,070	3.4
Colombia	83,538	71,091	12,447	17.5
Peru	78,902	76,535	2,367	3.1
Chile	760	709	51	7.2
Combined adjustments	(2,035)	(461)	(1,574)	n/a

Total combined selling and administrative expenses	223,271	207,911	15,360	7.4

Selling and administrative expenses increased by Ch$ 15.4 billion in 2014.

In Colombia, selling and administrative expenses increased by Ch$ 12.4 billion, mainly as a result of Ch$ 7.0 billion higher charges of depreciation, amortization and impairment losses and Ch$ 4.3 billion higher other fixed operating and higher payroll expenses related to the El Quimbo project. In Argentina, selling and administrative expenses rose by Ch$ 2.1 billion, primarily due to higher payroll expenses mostly due to salary increases during the year.

Combined Operating Margin

The following is our combined operating margin by geographical location for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(in %)
Operating margin
Argentina	26.6	26.6
Colombia	59.7	56.9
Peru	39.9	39.5

Total combined operating margin	51.3	48.6

Our combined operating margin, or combined operating income as a percentage of revenues, a measure of efficiency, increased to 51.3% in 2014 from 48.6% in 2013, mainly due to higher operating margins in Colombia.

The Colombian improvement in efficiency was mainly a result of Ch$ 113.9 billion increase in revenues due to higher average sale prices, coupled with decreased operating costs of Ch$ 15.9 billion due to greater hydroelectric generation.

Combined Operating Income

The following table sets forth our combined operating income by geographical location for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Operating income
Argentina	27,955	34,928	(6,973)	(20.0)
Colombia	449,533	363,993	85,540	23.5
Peru	141,158	112,192	28,966	25.8
Chile	4,401	2,393	2,008	83.9

Total combined operating income	623,047	513,506	109,541	21.3

Combined Other Results

The following table sets forth our combined other results for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	93,968	15,137	78,831	n/a
Financial costs	(65,211)	(66,695)	1,484	2.2
Foreign currency exchange , net	(20,193)	(11,577)	(8,616)	(74.4)

Total	8,564	(63,135)	71,699	113.6

Other
Share of the profit or loss of investments accounted for using the equity method	61,598	95,038	(33,440)	(35.2)
Gain from other investments	668	726	(58)	(7.9)
Gain from the sale of assets	82	118	(36)	(30.5)

Total	62,348	95,882	(33,534)	(35.0)

Total combined other results	70,912	32,747	38,165	116.6

Financial Results

Our net financial results in 2014 was a gain of Ch$ 8.6 billion compared to an expense of Ch$ 63.1 billion in 2013. This improvement was mainly due to a Ch$ 84.5 billion non-recurrent increase in financial income primarily as a result of renegotiating of the terms of Costanera’s debt with Mitsubishi Corporation (“MC”) in October 2014, which resulted in US$ 107 million in higher financial income. In accordance with the terms, MC forgave accrued interest of US$ 66 million as of September 30, 2014.

Share of the profit or loss of investments accounted for using the equity method

Our share of the net profits of investments accounted for under the equity method totaled Ch$ 61.6 billion as of December 2014, a 35.2% decrease compared to 2013. This decrease was mostly explained by Ch$ 32.2 billion lower net profit from Enel Brasil due to reduced distribution and generation profits as result of the drought that has affected Brazil since 2012.

Combined Income Tax

Combined income tax expenses increased by 21.5%, to Ch$ 204.1 billion, when compared to 2013, as a result of increased tax base in Colombia of Ch$ 11.5 billion and Ch$ 14.3 billion higher deferred taxes in Argentina related to Costanera’s debt renegotiation with MC.

The effective tax rate was 29.4% in 2014 and 30.7% in 2013. The decrease is mainly explained by the higher benefits in Colombia due to tax credit for properties, plants and equipment.

Combined Net Profit

The following table sets forth our combined profit before tax, income tax and net income for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Change	Change
	(in millions of Ch$)			(in %)
Combined Profit before tax	693,959	546,252	147,707	27.0
Income tax expense	(204,051)	(167,912)	(36,139)	21.5

Combined Net profit	489,908	378,340	111,568	29.5
Net profit attributable to the parent company	220,155	180,784	39,371	21.8
Net profit attributable to non-controlling interests	269,753	197,557	72,196	36.5

B.	Liquidity and Capital Resources.

The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We, on a stand-alone basis, receive cash inflows from our foreign combined entities, as well as from related companies outside of Chile. Foreign combined entities and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. Our current liabilities exceeded our current assets by Ch$ 395 billion as of December 31, 2015 and by Ch$ 199.3 billion as of December 31, 2014. These amounts do not represent material working capital deficits. However, we believe that cash flow generated from our combined entities’ business operations, as well as cash balances, borrowings from commercial banks and related companies, and ample access to capital markets are sufficient to satisfy all of our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

We have the following economic interests in our combined entities: 62.5% in our Peruvian combined entity, Edegel; 75.7% in our Argentine combined entity, Costanera; 65.4% in our Argentine combined entity, El Chocón; and 26.9% in our Colombian combined entity, Emgesa. We also hold 56.4% of Emgesa’s voting rights as a result of a transfer of voting rights from Enersis Américas and we have the right to appoint the majority of the Board members pursuant to a shareholders’ agreement. We therefore control Emgesa. For more information on our control and combination of Emgesa, see “— A. Operating Results. — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.” above.

Set forth below is a summary of our combined cash flow information for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in billions of Ch$)
Net cash flows from (used in) operating activities	473	568	395
Net cash flows from (used in) investing activities	(233)	(137)	(119)
Net cash flows from (used in) financing activities	(431)	(394)	(218)

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(191)	38	59
Effects of exchange rate changes on cash and cash equivalents	5	(25)	(4)
Cash and cash equivalents at beginning of period	298	286	231

Cash and cash equivalents at end of period	112	298	286

For the year ended December 31, 2015, net cash flow from operating activities was Ch$ 473 billion, a decrease of Ch$ 95 billion, or 16.7%, compared to Ch$ 568 billion for the same period of 2014, primarily as a consequence of a increase in payments to suppliers for goods and services of Ch$ 100 billion mainly in Colombia, which contributed with Ch$ 100 billion, as a result of Ch$ 82 billion, or 102.2% higher energy purchases and an unfavorable translation effect of converting Colombian pesos into Chilean pesos, which resulted in a 16.5% decline in operating cash flows of our Colombian combined entity in Chilean pesos for 2015 as compared to 2014. Although Emgesa increased its physical sales by 1,113 GWh compared to 2014, and Argentina and Peru’s revenues rose by 33.4% and 8.1% respectively, these increases were not enough to offset the effect of the exchange rate that affected the Colombian peso, mainly because Colombian payments to suppliers represent 56.8% of Endesa Américas’ payments to suppliers. Additionally, the decrease of the net cash flow from operating activities was a result of an increase of Ch$ 14 billion in income taxes paid mainly in Colombia as a result of increased sales and an increase in other payments for operating activities of Ch$ 10 billion as a consequence of the registration of a wealth tax decree by the Colombian government of Ch$ 8 billion. This decrease was partially offset by an increase in other collections from operating activities of Ch$ 24 billion mainly in Peru related to the rental of hydraulic facilities to Egehuanza, an unrelated company (see “Item 5. Operating and Financial Review and Prospects — A. Operating Results.— 2. Analysis of Results of Operations for the Years Ended December 31, 2015 and 2014”).

For the year ended December 31, 2014, net cash flow from operating activities was Ch$ 568 billion, an increase of Ch$ 173 billion, or 43.6%, compared to net cash flow from operating activities of Ch$ 395 billion for 2013, primarily as a consequence of an increase in collections from the sale of goods and services of Ch$ 183 billion, comprised of Ch$ 122 billion from Colombia, mainly due to an increase in energy sales, as a consequence of 19.6% higher average sale prices and Ch$ 88 billion from Peru as a consequence of an 8.5% increase in the average electricity sales price expressed in Chilean pesos and a 4.7% increase in energy sales. This increase was partially offset by an increase of Ch$ 18 billion in income taxes paid, comprised of Ch$ 15.7 billion from Peru and Ch$ 5.4 billion from Colombia, in both cases as a consequence of increased energy sales (see “Item 5. Operating and Financial Review and Prospects — A. Operating Results.— 3. Analysis of Results of Operations for the Years Ended December 31, 2014 and 2013”).

For the year ended December 31, 2015, net cash used in investment activities was Ch$ 233 billion, compared to net cash used in investment activities of Ch$ 137 billion for 2014. The increase was mostly explained by the acquisition of property, plant and equipment of Ch$ 274 billion, principally at Emgesa mainly related to El Quimbo project, Central Costanera and El Chocón (see “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures”). This was partially offset by proceeds from investments in time deposits with a maturity greater than 90 days of Ch$ 20 billion, collections from derivatives contracts of Ch$ 11 billion and interest received of Ch$ 9 billion.

For the year ended December 31, 2014, net cash used in investment activities was Ch$ 137 billion, compared to net cash used in investment activities was Ch$ 119 billion for 2013. The increase was mostly due to the acquisition of property, plant and equipment of Ch$ 266 billion, mainly at Emgesa related to El Quimbo project and Edegel (see “Item 4. Information of the Company — A. History and Development of the Company — Investment, Capital Expenditures and Divestitures”) and investments in time deposits with a maturity greater than 90 days of Ch$ 20 billion. This was partially offset by proceeds from dividends classified as investment cash flow of Ch$ 126 billion, interest received of Ch$ 10 billion and collections from futures contracts, forward, options and swaps of Ch$ 8 billion.

For the year ended December 31, 2015, cash used for financing activities increased to Ch$ 431 billion from Ch$ 394 billion for 2014. The main drivers of this change are described below.

The aggregate cash outflows from financing activities were primarily due to:

•	Ch$ 334 billion in dividend payments (including Ch$ 108 billion for Endesa Américas on a stand-alone basis, Ch$ 191 billion for Emgesa, excluding dividends paid to us, and Ch$ 34 billion for Generandes Perú, Edegel and Chinango, excluding dividends paid to us).

•	Ch$ 320 billion of payments of loans and bonds (Ch$ 207 billion for Emgesa, Ch$ 92 billion for Edegel and Chinango, among others).

•	Ch$ 94 billion of interest expense (including Ch$ 80 billion for Emgesa, Ch$ 8 billion for El Chocón and Costanera and Ch$ 6 billion for Edegel and Chinango, among others).

These outflows were offset by cash inflows primarily due to:

•	Ch$ 290 billion in loans incurred by Emgesa.

•	Ch$ 47 billion in loans incurred by Edegel and Chinango.

For the year ended December 31, 2014, cash used for financing activities increased to Ch$ 394 billion from Ch$ 218 billion for 2013. The main drivers of this change are described below.

The aggregate cash outflows from financing activities were primarily due to:

•	Ch$ 274 billion in dividend payments (including Ch$ 90 billion for Endesa Américas on a stand-alone basis, Ch$ 153 billion for Emgesa, excluding dividends paid to us and Ch$ 31 billion for Edegel, excluding dividends paid to us).

•	Ch$ 142 billion of net investment of parent companies.

•	Ch$ 86 billion of payments of loans (including Ch$ 40 billion for Emgesa, Ch$ 25 billion for Edegel, Ch$ 10 billion for Chinango, among others).

•	Ch$ 83 billion of interest expense (including Ch$ 66 billion for Emgesa, Ch$ 5 billion for El Chocón, Ch$ 7 billion for Edegel, among others).

These outflows were offset by cash inflows primarily due to:

•	Ch$ 165 billion in bond issuances by Emgesa.

•	Ch$ 28 billion in loans incurred by Edegel.

For a description of liquidity risks resulting from the inability of our combined entities to transfer funds, please see “Item 3. Key Information — D. Risk Factors— We depend in part on payments from our combined entities, jointly-controlled entities and associates to meet our payment obligations.”

We coordinate the overall financing strategy of our controlled combined entities. Our operating combined entities independently develop capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We, on a stand-alone basis, have no legal obligations or other commitments to financially support our combined entities. We, on a stand-alone basis, also do not have any debt agreements that include cross default provisions that could be triggered by any Argentine or any other combined entity’s default and therefore we are not affected by a default by any combined entity. Our combined entities could be financed by us through intercompany loans. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Investments, Capital Expenditures and Divestitures” and our contractual obligations table set forth below under “F. Tabular Disclosure of Contractual Obligations.”

Having stated our corporate policy in connection with the financial autonomy that we expect from our combined entities, we have in the recent past, and to a very limited extent, provided financial support in Argentina in the form of intercompany loans and capital contributions in which debt was capitalized. We have also guaranteed a loan with a third party for an immaterial amount. Most of the loans have been provided by our wholly-owned investment vehicle, Endesa Argentina S.A., using local funds such as dividends from other Argentine combined entities.

Additionally, information about our participation in Costanera’s 2013 capital increase can be found later in this section, and information regarding our structured loans to Costanera can be found in “Item 7— Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

We believe that the level of such financial support is insignificant in the context of our combined financial statements taken as a whole. The fundamental drivers of such limited support are recent regulatory changes implemented by Argentine authorities, such as Resolution 95, 529 and 482, among others, and our expectation that our Argentine long-lived assets will eventually be appropriately recovered by free cash flows arising from new and more favorable electricity sector regulations.

To the extent there may be positive market signals regarding regulatory improvements which allow us to forecast favorable effects on our Argentine combined entities’ operating results, we may continue to evaluate additional, temporary and exceptional financial support (primarily in the form of intercompany loans) on a case by case basis, as described in this context.

We have American Depositary Shares listed and that trade on the NYSE and may, in the future, continue to access the international equity capital markets (including SEC-registered ADS offerings). We may also issue bonds in the United States (“Yankee Bonds”) depending on our liquidity needs.

The following table lists Emgesa’s bonds issued in the United States and the aggregate principal amount outstanding as of December 31, 2015. The bonds are denominated in Colombian pesos. The annual interest rate is 10.17%.

			Coupon (inflation -adjusted rate)	Aggregate Principal Amount
Issuer	Term	Maturity		Issued	Outstanding
			(%)	(in billions of CP$)	(in billions of CP$)	(in billions of Ch$)(1)

Emgesa	10 years	January 2021	10.17	737	737	166

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was CP$ 4.435 per Ch$ 1.00.

We will have access to the Chilean domestic capital markets, as well the markets of our combined entities in the four countries in which we have investments, where our combined entities have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists local bonds issued by our combined entities that are outstanding as of December 31, 2015. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon(1)	Aggregate Principal Amount Outstanding
		(%)	(in billions of Ch$)
Edegel	January 2028	6.43	52
Emgesa	May 2030	11.21	530

Total			582

(1)	Many of the coupon rates are variable rates based on local indices, such as inflation. The table reflects the coupon rate taking into account each local index as of December 31, 2015.

We may also participate in the international commercial bank markets through syndicated senior unsecured loans, including both fixed term and revolving credit facilities.

We may also borrow from banks in the Chilean market under fully committed facilities and from uncommitted local bank facilities with approved lines of credit.

Our foreign combined entities also have access to uncommitted local bank facilities, for a total amount of Ch$ 122 billion, none of which are currently drawn.

We expect to be able to tap the Chilean commercial paper market under programs that need to be registered with the Chilean SVS. Finally, our foreign combined entities also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

As of December 31, 2015, we, on a stand-alone basis, had no debt obligations and are therefore not affected by any covenants or events of default. As of December 31, 2015, and as of the date of this Report, our combined entities are in compliance with the financial covenants contained in our combined debt instruments with the exception of our Argentine combined entity, El Chocón, as described below.

For the quarters ended December 31, 2014, March 31, 2015, June 30, 2015 and September 30, 2015, El Chocón did not comply with the interest coverage ratio test (EBITDA to interest expense) pursuant to a covenant requirement under a loan agreement with Standard Bank, Deutsche Bank and Itaú that matured and was paid in February 2016. If the lenders had decided to declare an event of default and accelerate the loan, the principal and interest would have become immediately due and payable under this facility. Because of cross-acceleration provisions of El Chocón’s other loans, additional debt would also have been accelerated and El Chocón would have been forced into bankruptcy. Payment defaults and bankruptcy proceedings of any Argentine or any other combined entity have no material financial effect on us as we, on a stand-alone basis, do not have any debt agreements that include cross default provisions that could be triggered by any Argentine or other combined entity’s default.

As is customary for certain credit and capital market debt facilities, a significant portion of our combined entities’ financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the combined entities that could give rise to a cross default.

With the exception of our Argentine combined entities, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs. Access to the capital markets on the part of our Argentine combined entities has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector) since 2002, and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework. Nevertheless, the outlook has been changing since the election of the new government in November 2015. Notwithstanding these unusual circumstances, these combined entities were still able to refinance debt maturing in 2015.

Payment of dividends and distributions by our combined entities and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain combined entities and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. Legal counsel in the countries where our combined entities and affiliates operate have informed us of the current legal restrictions regarding the payment of dividends or distributions to us in the jurisdictions where such combined entities or affiliates are incorporated. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our combined entities restrict the payment of dividends or distributions in certain special circumstances. For a description of liquidity risks resulting from our company status, see “Item 3. Key Information — D. Risk factors— We depend in part on payments from our combined entities, jointly-controlled entities and associates to meet our payment obligations.”

Our estimated capital expenditures for 2016 through 2020 amount to Ch$ 761 billion, of which Ch$ 573 billion are considered as non-discretionary investments. Maintenance capital expenditures are considered non-discretionary because we need to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We also consider the investments in expansion projects as non-discretionary expenditures. We consider the remaining Ch$ 188 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. We expect to be able to refinance our combined indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information.

Our business is comprised of electricity generation assets, with combined entities engaged primarily in the generation of electricity in Argentina, Colombia and Peru and equity method investments in Brazil engaged in the generation, transmission and distribution electricity assets. Our businesses are subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year.

Our net income is principally the result of operating income from our generation business, and non-operating income including primarily income arising from related companies accounted for under the equity method and foreign currency exchange rate effects.

Our combined operating income combines the results of operations in the three countries where we operate and is impacted by the combined effect of several factors, including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impacts our operating income, which can be more or less favorable from year to year. For example, for the year ended December 31, 2015, our operating income decreased by 9.9 % as compared to the same period in 2014 because of a better combination of these factors, as described in further detail in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Analysis of results of operations for the Years Ended December 31, 2015 and 2014.”

One of the main drivers of our results of operations is our sale prices and energy costs. Generally, the quantity of electricity sold has been relatively stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price. However, the applicable price for sales and purchases for electricity sold and purchased in the spot market is much harder to predict because the spot generation price is influenced by many factors, which can differ in each of the countries where we operate. In general, abundant hydrological conditions lower spot prices while dry conditions increase them. However, our operating income may not be impacted even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well-balanced commercial policy on a country by country basis, which aims at controlling relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market: (i) we project our aggregate generation taking into consideration our generation mix, the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models. This commercial policy is not applicable in Argentina, since contracted sales are immaterial and our margin is strongly dependent on the regulatory framework, as explained further below.

International prices for commodities such as fuel oil, coal and LNG also affect spot prices. Fuel prices affect our results since commodity prices directly impact generation costs of our thermal power plants, mainly in Peru. Commodity prices have materially decreased since the second half of 2014 and we expect that this trend will continue until the end of 2016, when oil prices are expected to begin increasing. This trend will likely lower our costs, especially in our Peruvian power plants, which are primarily thermal plants. Our costs also depend on other factors such as spot prices, generation mix, hydrology conditions and our contractual surpluses/deficits. Other factors that affect operating income include transmission costs incurred when delivering electricity from its source to end consumers. In Colombia and Peru, transmission costs are mostly passed through to the customers and mainly depend on physical sales. The transmission system charge is set by the regulator, and has tended to remain stable over time. In Argentina, the transmission cost is mainly assumed by the market operator; therefore, it does not significantly affect generators’ operating income.

This general framework applies to most of the countries where we operate, but there are some variations in some of these factors. In Argentina, the electricity market is highly regulated and electricity prices are determined by CAMMESA, which is the sole seller for the fuel needed for thermal generation operations. This implies that market agents will not be allowed to trade fuels and, as a result, fuel and commodity prices do not have a direct impact on our Argentine operations.

In Colombia, more than 85% of our installed capacity is hydroelectric and electricity prices are therefore significantly affected by hydrological conditions. For our Colombian operations, fuel and commodity prices are not relevant factors because electricity prices are indexed to the local consumer price index (Indice de Precios al Productor or “IPP”) and contracted obligations are committed for periods of three to four years, which enables us to weather short-term trends and better achieve our projected costs, thereby reducing market risk exposure. Colombian electricity prices are very volatile because of the energy trading activity, which is based on forecasts. For example, it could be affected by the expectation of El Niño’s arrival, which will increase prices (dry context). Our electricity supply contracts are not standardized and the terms and conditions of these contracts are individually negotiated. Typically, when these contracts are negotiated, we try to set the price at a premium over future expected spot prices in order to mitigate the risk of future spot price increases. However, the premium can vary substantially depending on a variety of conditions. During 2015, Emgesa used 554 kilotons of coal for its coal-fired plants, an increase of 26.1% compared to 2014, as a consequence of drier hydrological conditions in Colombia due to El Niño phenomenon. The local coal price has remained below the export price since high transportation costs make it difficult for domestic coal to compete in the export market. We expect this trend to continue in the Colombian coal market. In 2013, Emgesa entered into a fuel oil supply agreement with Esapetrol, in addition to the existing oil supply contracts with Petromil and Biomax. Therefore, we believe that Emgesa will have access to a reliable supply of fuel oil for the Cartagena power plant, which represents approximately 47% of our Colombian thermal capacity.

In Peru, we also have long-term supply contract, but for longer periods of between 10 to 20 years. The proportion of contracted sales with regulated customers (distributors) has increased in relation to the non-regulated customers. This allows us to have consistent prices for longer periods, which combined with our conservative commercial policy, provides for our profitability.

We expect that during the next three years, regulated tariff rates for the countries where we operate, with the exception of Argentina, will remain fairly stable, without material changes. In Argentina, we expect that the new government in power since December 2015 will implement reforms to the current regulatory framework, which would have a positive effect in our Argentina results.

Finally, variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates. Operating results in each of the countries where we operate are first expressed in their own functional currencies and then are converted to Chilean pesos, the reporting currency used in our financial statements. As result of exchange rate effects, the operating results in Chilean pesos may differ significantly from those expressed in their own functional currencies. There may be cases in which we have a profit in local terms but a loss in Chilean accounting terms, and vice versa. Based on the next 12 months’ forward rates available on Bloomberg, we do not anticipate significant impacts on results when converting Peruvian Sol and Colombian pesos to Chilean pesos. However, we expect a significant impact (16% reduction) on results when converting Argentine pesos to Chilean pesos.

For more detail on how each of these factors impacts the net income of our electricity generation business, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

We expect reasonably good operating performance during the coming years given the favorable macroeconomic perspective in Colombia and Peru, which represented 66.4% and 24.9%, respectively, of our operating income. The expected growth in gross domestic product in 2016 of Argentina, Colombia and Peru are, -0.7%, 2.5% and 3.4%, respectively. These percentages are based on Latin American Consensus Forecasts published by Consensus Economic Inc. on March 14, 2016. The annual electricity demand growth in 2016 of Argentina, Colombia and Peru are expected to be, 2.3%, 3.2% and 4.9%, respectively.

On the other hand, development of new generation facilities in South America has always lagged behind demand growth. We anticipate that this tendency will continue for the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation, and scarcity of places where to locate plants, these new projects involve higher development costs than in the past.

Enel, our ultimate controller, has announced that it will no longer build coal power plants because it considers the technology to be obsolete, and the company expects to have no CO2 emissions by 2050. Closure of these coal power plants are scheduled between now and 2040 or 2045. Their capacity must be substituted by other types of generation. Natural gas power plants are not an option because of the CO2 costs and current carbon capture and storage technology are not economically viable and therefore, the focus will be on NCRE energy.

We expect that average electricity prices will rise to recognize these higher costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus have greater profitability in scenarios of increasing prices to end customers. Furthermore, an important part of the new installed capacity under development in which we have investments corresponds to hydroelectric power plants. We expect this situation will also impact long term spot prices positively. Long-term contracts awarded to us in different bids, directly and through our combined entities, have already incorporated these expected price levels. Currently, 18.3% of our expected annual generation is sold under contracts with terms of at least ten years and an additional 30.6% under contracts with terms of at least five years.

In order to mitigate the risk of increasing fuel costs, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with coal, natural gas, diesel, and fuel oil. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

Although having combined operations in three countries and our equity interests in Brazil allows us to somewhat offset and counterbalance variations with respect to the main factors that can affect our operating results, we cannot claim that our portfolio of assets is fully hedged. Furthermore, there can be no assurance that past performance will be indicative of future performance with respect to our business. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic or population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income.

For further information regarding our 2015 results compared with those recorded in previous periods, please see “— A. Operating Results — Results of Operations for the years ended December 31, 2015 and 2014” and “— A. Operating Results — Results of Operations for the Years Ended December 31, 2014 and 2013.” Investors should not look at our past performance as indicative of future performance.

Even if we currently do not have debt and therefore, we do not have covenants or debt restrictions, our debt capacity is limited since our parent company, Enersis Américas, has debt agreements which contains certain restrictions and therefore is directly impacted by our levels of consolidated indebtedness. As of December 31, 2015, Enersis Américas is able to incur up to Ch$ 2,979 billion in incremental debt, without entering into a breach of debt covenants, beyond current levels of consolidated indebtedness.

We expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.	Off-balance Sheet Arrangements.

We are not a party to any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2015:

	Payments due by Period
Ch$ billion	Total	2016	2017-2018	2019-2020	After 2020
Bank debt	268	150	72	19	28
Local bonds(1)	581	14	95	154	318
Yankee bonds(1)	166	0	0	0	166
Other debt(2)	53	16	12	3	22
Interest expense(3)	465	86	139	108	133
Pension and post-retirement obligations(4)	0	0	0	0	0
Purchase obligations(5)	845	87	124	106	528
Financial leases	26	10	16	0	0

Total contractual obligations	2,404	363	458	390	1,195

(1)	Net value, hedging instruments included substantially modify the principal amount of debt.
(2)	Other debt includes governmental loan facilities, supplier credits and short-term commercial paper among others.
(3)	Interest expenses are the interest payments for all outstanding financial obligations, calculated as principal multiplied by the interest rate, presented according to when the interest payment comes due.
(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions, which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.
(5)	Of the total contractual obligations of Ch$ 845 billion, 64% corresponds to miscellaneous services, such as LNG regasification, fuel transport and coal handling, 35% corresponds to long-term fuel supply contracts, and the remaining 1% corresponds to energy purchases.

G.	Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements. See “Forward-Looking Statements” in the “Introduction” of this information statement, for safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Our initial Board of Directors consisted of nine members who were elected for an interim term at the Extraordinary Shareholders’ Meeting (“ESM”) of the shareholders of Endesa Chile held on December 18, 2015 to hold office until the first Ordinary Shareholders’ Meeting (“OSM”) of our shareholders held on April 27, 2016 (the “2016 OSM”). At the 2016 OSM, the entire Board of Directors consisting of nine members was elected to a three-year term. Following the end of their term, they may be re-elected or replaced. If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected to a new three-year term. Our Executive Officers are appointed and hold office at the discretion of the Board of Directors.

The business address of our directors is c/o Endesa Américas S.A., Santa Rosa 76, Santiago, Chile.

Our interim Board of Directors who served from March 1, 2016 to April 27, 2016 was as follows:

Directors	Position	Current Position Held Since

Enrico Viale	Chairman	2016
Ignacio Mateo M.	Vice Chairman	2016
Francesco Buresti	Director	2016
Hernán Cheyre V.	Director	2016
Mauro Di Carlo	Director	2016
Francesca Gostinelli	Director	2016
Eduardo Novoa C.	Director	2016
María Loreto Silva R.	Director	2016
Vittorio Vagliasindi	Director	2016

At the Board of Directors meeting held on February 29, 2016, our interim Board of Directors agreed to appoint Mr. Enrico Viale as Chairman of the Board of Directors, and Mr. Ignacio Mateo M. as the Vice Chairman. At the same meeting, the directors agreed to appoint Ms. María Loreto Silva R., Mr. Eduardo Novoa C. and Mr. Hernán Cheyre V. as members of the Directors’ Committee. Additionally, Ms. Silva was appointed as Chairman of the Directors’ Committee and Mr. Cheyre as Financial Expert of the Directors’ Committee. At the Board of Directors meeting held on March 23, 2016, our interim Board of Directors ratified all appointments made on February 29, 2016.

At the OSM held on April 27, 2016, our new Board of Directors was elected for a term of three years starting from the date of the meeting. At the Board of Directors meeting held on April 28, 2016, the directors agreed to appoint Mr. Hernán Cheyre V., Mr. Eduardo Novoa C. and Ms. Marĺa Loreto Silva R. as members of the Directors’ Committee. Additionally, Mr. Cheyre was appointed as Financial Expert of the Directors’ Committee.

The members of our new Board of Directors are as follows:

•	Mr. Rafael Fauquié Bernal (Chairman)

•	Mr. Vittorio Vagliasindi (Vice Chairman)

•	Mr. Francesco Buresti

•	Mr. Hernán Cheyre V.

•	Mr. Mauro Di Carlo

•	Mr. Luca Noviello

•	Mr. Eduardo Novoa C.

•	Mr. Umberto Magrini

•	Ms. Marĺa Loreto Silva R.

Set forth below are brief biographical descriptions of our Interim Board of Directors, of whom three reside in Chile and the rest in Europe, as of March 23, 2016

Enrico Viale

Chairman of the Board of Directors

Mr. Viale is currently the Director of Enel’s Global Generation and Chairman of the Board of Directors of Endesa Chile. Mr. Viale joined Enel in 2003 as Country Manager for Southeastern Europe and has occupied diverse positions within Enel subsidiaries, such as Chief Executive Officer (“CEO”) of Enel Maritza East 3. Between 2008 and 2014, he served as Chief Operating Officer, managing Enel’s interest in OGK-5 and Rusenergosbyt, and supporting SeverEnergia’s upstream gas operations, before becoming Country Manager and CEO of Enel Russia. He began his career in 1986 at GIE, an Italian energy company. He was Vice Chairman of ABB, a global provider of power and automation technologies, for the Structure Finance business, a division that provided debt capital and equipment for projects, and asset-backed financing such as leasing. He was also Chief Financial Officer (“CFO”) of Ansaldo Energía, an Italian supplier, installer and service provider for power generation plants, among various finance positions. Mr. Viale holds a civil engineering degree with specialization in hydraulic engineering from the Polytechnic University of Turin (Turin, Italy) and an M.B.A. from University of Santa Clara Business School (California, USA). He has also taken training courses at Politecnico di Milano (Milan, Italy) and at the Massachusetts Institute of Technology (Massachusetts, USA).

Ignacio Mateo M.

Vice Chairman of the Board of Directors

Mr. Mateo has been the Director of Planning and Control of the Global Generation Business Division of Enel since 2010 and has served as a director and Vice Chairman of the Board of Directors of Endesa Chile since November 2014. Previously, he was Deputy Strategy Director, Head of Strategic Planning and Strategy Assistant Manager of Endesa Spain, as well as Corporate Development Director for Endesa Telecom, an Endesa Spain subsidiary, and Head of Endesa Spain’s International Cogeneration and Renewable Energy Division. His prior experience was as Head of the Environmental Department and Control Department Engineer of Unión Fenosa Generación (Spain). Mr. Mateo holds a mining engineering degree with specialization in energy and fuel and a Masters in Energy and Environment, both from Universidad Politécnica de Madrid (Madrid, Spain). He also holds an M.B.A. from the IESE Business School (Madrid, Spain).

Francesco Buresti

Director

Mr Buresti currently serves as the Head of Enel’s Global Procurement. Mr. Buresti was a consultant in the industrial sector for Accenture, a multinational management consulting, technology services, and outsourcing company, and a consultant in the industrial and utilities sectors for McKinsey & Company, a management consulting firm. In 2005, Mr. Buresti joined Enel as Purchasing Director for the Grids and Market divisions. Between 2007 and 2012, Mr. Buresti was Director of Purchasing for Endesa, S.A. (Spain), after which he became Head of Global Procurement. He is also a member of the Board of Directors of several Enel subsidiaries, including Endesa Chile. Mr. Buresti holds a degree in electronics engineering from Università degli Studi di Bologna (Bologna, Italy).

Hernán Cheyre V.

Director, Member and Financial Expert of the Directors’ Committee

Mr. Cheyre served as a director and Vice Chairman of Empresa Nacional del Petróleo, a state-owned Chilean oil company, and as Executive Vice Chairman of Production Development Corporation (CORFO), a Chilean governmental organization that supports entrepreneurship and innovation to improve productivity and economic growth, from March 2010 to March 2014. Mr. Cheyre also served as director of several private sector Chilean companies such as Telefónica Chile, Inmobiliaria Manquehue, Factorline, and Hipotecaria La Construcción. He was a founding partner of the consulting firm Econsult in 1985, and was the Chairman of the company until March 2010. Mr. Cheyre also held the position of CEO of the rating agency Duff and Phelps Chile between 1990 and 2000, and its successor Fitch Chile between 2000 and 2004. He held positions as teacher and as consultant for the World Bank and for foreign governments. Mr. Cheyre holds a degree in business administration from the Pontificia Universidad Católica de Chile (Santiago, Chile) and a Masters in economics with specialization in public finance and economic development from the University of Chicago (Illinois, USA).

Mauro Di Carlo

Director

Mr. Di Carlo currently serves as Head of Planning and Control in Enel’s Global Generation Business Line. He started his career at Enel in 2009 as Head of the Brief Terminals and Real Time Control Programming Unit at the Energy Management of the Global Generation Business Line Division and also served as Head of Performance in the Planning and Control Unit of the Global Generation Business Line Division in 2014. Prior to joining Enel, he worked at Interpower S.p.A., an Italian electric machinery company, from May 2001 to February 2003, where his main tasks were: management control and operational reporting, market analysis, development of auction systems as well as defining participation strategies in auctions for each company and the planning of short-, medium- and long-term. Mr. Di Carlo holds a degree in engineering from Università degli Studi di Cassino – Facoltà di Ingegneria (Cassino, Italy). Mr. Di Carlo has taken training courses for leadership in energy management at SDA Bocconi Milano (Milan, Italy) and IESE Business School (Barcelona, Spain).

Francesca Gostinelli

Director

Ms. Gostinelli is currently the Business Development Director in the Global Generation Business Line Division of Enel and a director of Endesa Chile. During 2014, she served as Enel’s Director of Business and Improvement of Operations in the International Division, as Business Development Director in the International Division from 2010 to 2014 and as International Regulation Director from September 2007 to December 2010. Ms. Gostinelli started working for Enel and its subsidiaries as an expert in Energy Management at Enel Produzione S.p.A. in July 2000 and during two years, was part of the team that managed the international trading and sale of energy in the open market. Ms. Gostinelli was previously a member of the Board of Directors of multiple Enel subsidiaries, including Enel Green Power, Enel Trade S.p.A., Enel OGK5, Enel France, Marcinelle Energie, Enel Energie and Enel Energie Muntenia and served as Supervisor of the Board of Slovénske Elektrarne. Prior to joining Enel, Ms. Gostinelli worked in Italy as Head of the Technical Department of the Public Agency for Energy and Environment (Perugia, Italy) and as part of the staff of the La Scuola Enrico Mattei (Milan, Italy). Ms. Gostinelli holds a degree in environmental engineering and a Masters in management and energy economy and environment from La Scuola Enrico Mattei (Milan, Italy), a graduate school specialized in international relations and the third world. Ms. Gostinelli has also participated in several training courses and programs in Milan, and in the United States at the German Marshall Fund (Washington D.C., USA) and at Harvard Business School (Massachusetts, USA).

Eduardo Novoa C.

Director, Member of the Directors’ Committee

Mr. Novoa is currently a member of the Board of Directors of several Chilean companies including Empresas Ecomac (a development and construction of real estate projects company), Cementos Bio-Bio S.A. (a construction materials company), Empresa de Servicios Sanitarios de los Lagos S.A (ESSAL, a company that provides drinking water and wastewater collection in southern Chile) and Tech Pack S.A. (a commodity chemicals company, producer of flexible packaging). Mr. Novoa previously was a member of the Board of Directors of Esval, a Chilean company engaged in the production and distribution of drinking water, from 2007 to 2009, Sociedad Química y Minera de Chile S.A. (Soquimich), a Chilean mining company, from 2008 to 2013, and Grupo Drillco, a Chilean company specialized in products and services for mining and drilling, from 2008 to 2014. Mr. Novoa also participated in several startups as a partner and/or investor (from 2007 to 2014). He was also the CEO of Grupo Saesa, a company engaged in the distribution of electricity in southern Chile between 2005 and 2007. From 2001 to 2005, he was Country Manager of PSEG, a generation and energy services company, in Chile, Chairman of Grupo Saesa, Vice Chairman of the Board of Directors of Grupo Chilquinta, director of Luz del Sur and Tecsur (both in Peru), and EdERSA (Argentina), and a member of the Audit Committees of each of these aforementioned electricity companies. Between 1999 and 2001, he was Development Director and a member of the Executive Committee of Grupo Melón in Chile. Previously, he held various positions in Enersis and subsidiaries, first as Director of Transelec, Aguas Cordillera, Distrilec, Coelce and Codensa, and later as Development Director. Mr. Novoa worked at CorpGroup where he held various positions as New Businesses Director of CorpGroup, Director at CorpVida and International Director at AFP Provida Internacional, among others. Mr. Novoa is also a member of the Advisory Council of Endeavor and a founding member of the investor network Chile Global Angels. Mr. Novoa holds a degree in business administration from the Universidad de Chile (Santiago, Chile) and an M.B.A. from the University of Chicago (Illinois, USA).

María Loreto Silva R.

Director and Chairman of the Directors’ Committee

Ms. Silva is currently a partner at the Chilean law firm Bofill Escobar Abogados, where she focuses on regulated markets, public works concessions, construction and conflict resolution related to the development of complex projects and those involving public entities. She has extensive experience in both the Chilean public and private sectors. During the past two decades, she has been involved in the design of public policy and legislation in matters related to public works concessions, construction of infrastructure and water resources. She was appointed Deputy Minister of the Chilean Ministry of Public Works in 2010 and was appointed the Minister of the Chilean Ministry of Public Works in 2012. In the private sector, she was partner at the law firm Morales & Besa, and an attorney at Asociación de Concesionarios de Obras de Infraestructura Pública (COPSA) and the Chilean Chamber of Construction. She is a member of the Council of Infrastructure Policy, the Arbitration and Mediation Center of the Santiago Chamber of Commerce, Comunidad Mujer, an independent and inclusive organization, focusing on gender issues, and the Foundation Avanza Chile, a foundation whose main focus is to contribute to the discussion of ideas and policies to expand opportunities for all Chileans, among others. Ms. Silva also taught the Diplomat in Government Procurement of the Pontificia Universidad Católica de Chile, Local Government and Municipal Management Courses at the School of Economics and Business of the Universidad de Chile and the Master of Law program at the Universidad del Desarrollo. Ms. Silva received her law degree from the Universidad de Chile (Santiago, Chile).

Vitorrio Vagliasindi

Director

Mr. Vagliasindi is currently the Director of Engineering and Construction of Enel’s Global Generation Division and a member of the Board of Directors of Endesa Chile since November 2014. Previously, he worked in affiliated companies of Enel as Deputy Chief Executive of Operations and Engineering (Italy) and Head of Engineering and Construction of Enel Green Power, as well as Head of the Business area of Renewable Energies, Head of Coal and Orimulsion (a type of fuel) Plants and Head of Thermal Electric Generation at Enel Produzione (Sicily, Italy). He was Director of Torrevaldaliga Nord power plant and Sulcis di Portoscuso power plant, both located in Italy. Mr. Vagliasindi holds a degree in nuclear engineering from Università di Roma “La Sapienza” (Rome, Italy).

Executive Officers

Set forth below are our Executive Officers appointed at the Board of Directors’ Meeting held on February 29, 2016. Such appointments were ratified at a Board of Directors meeting held on March 23, 2016.

The business address of our Executive Officers is c/o Endesa Américas S.A., Santa Rosa 76, Santiago, Chile.

Executive Officers	Position	Current Position Held Since

Valter Moro	Chief Executive Officer	2016
Ramiro Alfonsín B.	Chief Financial Officer	2016
Ignacio Quiñones S.	General Counsel	2016

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile.

Valter Moro was appointed as our Chief Executive Officer (“CEO”) in February 2016. Mr. Moro has been the CEO of Endesa Chile since November 2014. Mr. Moro has 18 years of experience working for Enel and its subsidiaries. He worked for ten years in generation installations and eight years in energy management activities in Italy, Spain and Chile. He was the Maintenance Manager and then the Generation Manager of Enel’s power plant in La Spezia (Italy), and Production Scheduling and Fuel Manager at Enel in Rome. He was later Energy Management Director of Enel Viesgo (Madrid, Spain) and worked in the Generation Energy Management Division as the Project Coordination Unit Manager, providing support to the Iberia and South American Group Divisions. Mr. Moro holds a mechanical engineering degree and a Ph.D. in energy engineering from Università Politécnica delle Marche (Ancona, Italy).

Ramiro Alfonsín B. was appointed as our Chief Financial Officer (“CFO”) in February 2016. Mr. Alfonsín has been the Deputy Chief Executive Officer and CFO of Endesa Chile since April 2013 and February 2015, respectively. He joined Endesa Spain in June 2000. From 2004, he worked at Endesa Italy as Planning and Investment Manager and at Endesa Europe as Deputy Director of Investment and Corporate Relations. From 2007 to March 2013, he held the position of Regional Planning and Control Officer of Enersis. Before joining Endesa Spain, he worked as a Senior Financial Advisor at Banco Urquijo KBL group, a Spanish bank, in the Management of Corporate Development and Institutional Relations area at Alcatel, a telecom company and as an Associate in Corporate Banking at ABN AMRO Bank N.V., a Dutch bank. Currently, Mr. Alfonsín is Director of several subsidiaries of Endesa Chile in Chile, Argentina, Brazil, and Peru. Mr. Alfonsín holds a degree in business administration from Pontificia Universidad Católica de Argentina (Buenos Aires, Argentina).

Ignacio Quiñones S. was appointed as our General Counsel in February 2016. Mr. Quiñones has been the General Counsel of Endesa Chile since November 2013. In 1989, he began his career as lawyer for Chilectra and served in such role until 1994. Between 1994 and 1996, he was a lawyer for Ingeniería y Construcción Sigdo Koppers S.A., a Chilean company related to construction and industrial assembly in a large scale. Between 1996 and 2004, he worked as a lawyer for Placer Dome Latin America, a mining company, and then as Legal Advisor for its affiliated company, Compañía Minera Zaldívar. Between 2004 and 2005, he was Head of the Legal area in Gasoducto del Pacífico S.A., a natural gas transport company. Between 2005 and 2013, he was the General Counsel in Chile for Anglo American Chile Limitada, a mining company. Mr. Quiñones studied law at Universidad Diego Portales (Santiago, Chile) and holds a law degree granted by the Chilean Supreme Court of Justice.

B.	Compensation.

At the ESM held on December 18, 2015, the shareholders of Endesa Chile approved the compensation policy for our Board of Directors. Directors are paid a monthly fee depending on their attendance at Board meetings and their participation as Director of any of our combined entities. At the 2016 OSM, the Director compensation policy changed and now consists of a monthly fixed compensation of UF 174 and an additional fee of UF 84 per meeting, depending on attendance to Board meetings. The Chairman of the Board is entitled to double the compensation compared to other directors under this policy, while the Vice Chairman receives fixed compensation higher than the directors but lower than the Chairman. The members of our Directors’ Committee are paid a monthly fee of UF 58 and a fee of UF 28 depending on attendance to Directors’ Committee meetings. If a Director serves on one or more Boards of Directors of the subsidiaries and/or related companies or serves as director of other companies or corporations in which the economic group holds an interest directly or indirectly , the Director can only receive compensation in one of these Boards of Directors. Executive Officers of our Company and/or of our subsidiaries or related companies will not receive compensation in the case that they serve as Director of any subsidiary, related company or are affiliated in any way to our Company.

We do not disclose, to our shareholders or otherwise, any information about an individual Executive Officer’s compensation. Executive Officers are eligible for variable compensation under a bonus plan. The annual bonus plan is paid to our Executive Officers for achieving company-wide objectives and for their individual contribution to our results and objectives. The annual bonus plan provides for a range of bonus amounts according to seniority level and consists of a certain multiple of gross monthly salaries.

We entered into severance indemnity agreements with all of our Executive Officers, pursuant to which we will pay a severance indemnity in the event of voluntary resignation or termination by mutual agreement among the parties. The severance indemnity does not apply if the termination is due to willful misconduct, prohibited negotiations, unjustified absences or abandonment of duties, among other causes, as defined in Article 160 of the Chilean Labor Code. All of our employees are entitled to legal severance pay if terminated due to our needs, as defined in Article 161 of the Chilean Labor Code.

C.	Board Practices.

Corporate Governance

We are managed by a Board of Directors in accordance with our by-laws. The Board initially consisted of nine directors who were elected by shareholders of Endesa Chile at the ESM held on December 18, 2015 to hold office until the first OSM of our shareholders held on April 27, 2016. At the 2016 OSM, the entire Board of Directors consisting of nine members was elected to a three-year term. Following the end of their term, they may be re-elected or replaced. Directors can be re-elected indefinitely. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the Board of Directors during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. Any vacancy triggers an election for every seat on the Board of Directors at the next OSM. Members of the Board of Directors do not have service contracts with us or with any of our combined entities that will provide them benefits upon termination of their service.

Chilean corporate law provides that a company’s Board of Directors is responsible for the management and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s by-laws and the stockholders’ resolutions.

Our corporate governance policies are included in the following policies or procedures: Manual for the Management of Information of Interest to the Market” (the “Manual”), the Human Rights Policy (Política de Derechos Humanos), the Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”), the Penal Risk Prevention Model, the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree No. 231 of June 8, 2001” and procedures issued in compliance with General Regulation No. 385 issued by the SVS.

In order to ensure compliance with Securities Market Law No. 18,045 and SVS regulations, our Board of Directors approved the Manual at the meeting held on February 29, 2016 and ratified such decision at its meeting held on March 23, 2016. This document addresses applicable standards regarding the information in connection with transactions of our securities and those of our affiliates, entered into by directors, management, principal executives, employees and other related parties; the existence of blackout periods for such transactions undertaken by directors, principal executives and other related parties, the existence of mechanisms for the continuous disclosure of information that is of interest to the market and mechanisms that provide protection for confidential information. The Manual will be posted on our website at www.endesaamericas.cl. The provisions of this Manual apply to the members of our Board, as well as our executives and employees who have access to confidential information, and especially those who work in areas related to the securities markets.

Our Board of Directors approved a procedure for relationship between People Politically Exposed (Procedimiento Personas Expuestas y Conexas) and our Company, which established a specific regulation for their commercial and contractual relationships.

The Human Rights Policy incorporates and adapts the United Nations’ general principles related to human rights into the corporate reality.

Our Board of Directors approved a ZTAC Plan at its first meeting held on February 29, 2016 in order to supplement the aforementioned corporate governance regulations and ratified such decision at its meeting held on March 23, 2016. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other ethical standards of similar importance, all of which are expected from our employees. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment, and other similar matters.

In order to comply with Law No. 20,393 enacted on December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of public officials, our Board of Directors approved the Penal Risk Prevention Model at its first meeting held on February 29, 2016 and ratified such decision at its meeting held on March 23, 2016. The law encourages companies to adopt this model, whose implementation involves compliance with managerial and supervision duties. The adoption of the Penal Risk Prevention Model mitigates, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the appointment of the Penal Risk Prevention Officer, who was also appointed by our Board at the same meeting. Mr. Alain Rosolino, who currently serves as Internal Audit Officer of Enersis Américas and Enersis Chile, was appointed as our Penal Risk Prevention Officer.

On February 29, 2016, our Board of Directors also approved the “Guidelines 231: Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree No. 231 of June 8, 2001” (“Guidelines 231”) and ratified such decision at its meeting held on March 23, 2016. The Guidelines 231 is defined by Italian Legislative Decree No. 231, which was enacted on June 8, 2001. It establishes a compliance program that identifies the behaviors expected of related parties for the non-Italian subsidiaries of Enel. Given that our ultimate parent company, Enel, has to comply with Italian Legislative Decree No. 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law No. 20,393, these guidelines set a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers. Legislative Decree No. 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law No. 20,393, which deals with the criminal responsibility of legal entities. These guidelines are supplementary to the standards included in the Code of Ethics and the ZTAC Plan.

On November 29, 2012, the SVS issued General Regulation No. 341 which established regulations for the disclosure of information with respect to the standards of corporate governance compliance adopted by publicly held limited liability corporations and set the procedures, mechanisms and policies that are indicated in the Appendix to the regulation. The objective of this regulation is to provide credible information to investors with respect to good corporate governance policies and practices adopted by publicly held limited liability corporations, which include us, and permit entities like stock exchanges to produce their own analyses to help the various market participants to understand and evaluate the commitment of companies. General Regulation No. 341 was substituted by General Regulation No. 385, issued by the SVS on June 8, 2015. This regulation has similar objectives than the former General Regulation No. 341, but includes additional issues, by the way of separating each policy in several more detailed policies. Subjects such as non discrimination, inclusion and sustainability are particularly important in this new regulation. The Appendix of General Regulation No. 385 is divided into the following four sections with respect to which companies must report the corporate practices that have been adopted: (i) the functioning and composition of the board, (ii) relations between the company, shareholders and the general public, (iii) risk management and control, and (iv) assessment by a third party. Publicly held limited liability corporations should send the information with respect to corporate governance practices to the SVS, no later than March 31 of each year, using the contents of the Appendix to this regulation as criteria. If none of them is adopted, the company must explain its reasons to the SVS. The information should refer to December 31 of the calendar year prior to its dispatch. At the same time, such information should also be at the public’s disposal on the company’s website and must be sent to the stock exchanges.

Compliance with the New York Stock Exchange Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. domestic issuers under the corporate governance rules of the NYSE:

Independence and Functions of the Directors’ Committee (Audit Committee)

Chilean law requires that at least two thirds of the Directors’ Committee be independent directors. According to Chilean law, a member would not be considered independent if, at any time, within the last 18 months he: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or customers. In case there are not sufficient independent directors on the Board to serve on the Directors’ Committee, Chilean law determines that the independent director nominates the rest of the members of the Directors’ Committee among the remaining Board members that do not meet the Chilean law independence requirements. Chilean law also requires that all publicly held limited liability stock corporations that have a market capitalization of at least UF 1,500,000 (Ch$ 38.4 billion as of December 31, 2015) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent, subject to a phase-in period for compliance for spin-off companies. The Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. As of July 31, 2005, non-U.S. companies have been required to comply with Rule 303A.06, but not with Rule 303A.07. We currently comply with the independence and the functional requirement of Rule 303A.06.

Pursuant to our by-laws, all members of the Directors’ Committee must satisfy the requirements of independence, as stipulated by the NYSE. The Director’s Committee is composed of three members of the Board and complies with Chilean law, as well as with the criteria and requirements of independence prescribed by the Sarbanes-Oxley Act (“SOX”), the SEC and the NYSE. As of the date of this Report, the Directors’ Committee complies with the conditions of the Audit Committee as required by SOX, the SEC and the NYSE corporate governance rules. As a result, we have a single Committee, the Directors’ Committee, which includes among its functions the duties performed by the Audit Committee.

Our Directors’ Committee performs the following functions:

•	review of financial statements and the reports of the external auditors prior to their submission for shareholders’ approval;

•	formulate proposals to the Board of Directors, which will make its own proposals to shareholders’ meetings, for the selection of external auditors and private rating agencies;

•	review of information related to our transactions with related parties and reports the opinion of the Directors’ Committee to the Board of Directors;

•	the examination of the compensation framework and plans for managers, executive officers and employees;

•	the preparation of an Annual Management Report, including its main recommendations to shareholders;

•	provide information to the Board of Directors about the convenience of recruiting external auditors to provide non-auditing services, when such services are not prohibited by law, depending on whether such services might affect the external auditors’ independence;

•	oversee the work of external auditors;

•	review and approval of the annual auditing plan by the external auditors;

•	evaluate the qualifications, independence and quality of the auditing services;

•	elaborate on policies regarding employment of former members of the external auditing firm;

•	review and discuss problems or disagreements between management and external auditors regarding the auditing process;

•	establish procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters;

•	any other function mandated to the committee by the by-laws, our Board of Directors or our shareholders.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law provides for this practice through the disclosure of the procedures related to the General Resolution No. 385 and the Manual. We have also adopted the codes of conduct described above, and our by-laws include provisions that govern the creation, composition, attributions, functions and compensation of both Directors’ and Audit Committees described above.

D.	Employees.

The following table sets forth the total number of our personnel (both permanent and temporary employees) and the number of personnel (both permanent and temporary employees) of each of our combined entities as of December 31, 2015, 2014 and 2013, assuming that the Spin-Offs had been completed as of December 31, 2015:

Company	2015	2014	2013
Argentina
Costanera	485	485	481
El Chocón	47	49	48

Total personnel in Argentina	532	534	529

Chile
Endesa Américas	6	—	—

Total personnel in Chile	6	—	—

Colombia
Emgesa	510	589	563

Total personnel in Colombia	510	589	563

Peru
Edegel	260	268	260

Total personnel in Peru	260	268	260

Total personnel	1,308	1,391	1,352

(1)	As a result of our purchase of an additional 50% interest in GasAtacama Holding Ltda. (“GasAtacama Holding”), we began accounting for GasAtacama Holding and its subsidiaries, including GasAtacama Argentina S.A. (“GasAtacama Argentina”) on a combined basis since May 2014.

The following table sets forth the total number of our temporary employees and the number of temporary employees of each of our combined entities as of December 31, 2015, 2014 and 2013 and the average during the most recent financial year, assuming that the Spin-Offs had been completed as of December 31, 2015:

Company	Average 2015	2015	2014	2013
Argentina
Costanera	1	1	18	20
El Chocón	2	2	3	3

Total temporary personnel in Argentina	3	3	21	23

Colombia
Emgesa	56	44	92	87

Total temporary personnel in Colombia	56	44	92	87
Peru
Edegel	28	24	26	22

Total temporary personnel in Peru	28	24	26	22

Total temporary personnel	87	71	139	132

(1)	As a result of our purchase of an additional 50% interest in GasAtacama Holding we began accounting for GasAtacama Holding and its subsidiaries including GasAtacama Argentina on a combined basis since May 2014.

Argentina

El Chocón has two collective bargaining agreements, one of which expires in December 2016, and the other has already expired and is in process of renegotiation.

Costanera has two collective bargaining agreements, both of which expired in 2014 and are in the process of renegotiation. Under Argentine law, the working conditions under the expired agreements continue until the signing of a new agreement, under the principle of ultra-activity established by 14,250 Law (Art. 12).

The result of collective bargaining agreements is subject to the result of the negotiations between the government and trade union federations, with regards to wage increases and the incorporation of contracted workers into the workforce of the companies.

Colombia

Emgesa has two collective agreements, one of which will expire on June 30, 2018 and the other in August 2016.

Under Colombian labor law, pre-existing collective bargaining agreements are automatically renewed until a new agreement is in force.

Peru

Edegel has a collective bargaining agreement, which will expire in December 2016.

E.	Share Ownership.

At the 2016 OSM, the Board of Directors was elected. To the best of our knowledge, none of our directors or officers owns more than 0.1% of our shares or owns any stock options. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in our shares. To the best of our knowledge, any share ownership by all of our directors and officers, in the aggregate, amounts to significantly less than 10% of our outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

We have only one class of capital stock and Enel S.p.A., our ultimate controlling shareholder, has no different voting rights than our other shareholders. As of April 26, 2016, our 8,201,754,580 shares of common stock outstanding were held by 15,930 stockholders of record. There were three record holders of our ADSs as of such date.

It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States, as the depositary only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As such, we are not able to ascertain the domicile of the final beneficial holders represented by the seven ADS record holders. Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

As of April 26, 2016, Enersis Américas beneficially owned 60.0% of our shares; AFPs in the aggregate owned 15.9% of our Company; Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 14.5% of Endesa Américas; ADS holders beneficially owned 3.5% of Endesa Américas; and the remaining 6.2% of Endesa Américas was held by more than 15,741 minority shareholders.

The following table sets forth certain information concerning ownership of the common stock as of April 28, 2016, with respect to each stockholder known by us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding

Enersis Américas	4,919,488,794	59.98%

Enersis Américas is a company primarily engaged, through its combined entities and related companies, in the generation and distribution of electricity in Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil. Enersis Américas is ultimately controlled by Enel, an Italian company which beneficially owns 60.6% of Enersis Américas’ outstanding capital stock through two Spanish intermediate companies, Enel Iberoamérica and Enel Latinoamérica.

Enel is an Italian energy company with multinational operations in the power and gas markets. Enel operates in over 30 countries across 4 continents, producing energy through a net installed capacity of more than 89 GW and distributes electricity and gas through a network of approximately 1.9 million kilometers. With over 61 million users worldwide, Enel has the largest customer base among European competitors and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA.

B.	Related Party Transactions.

Article 146 of Law No. 18,046 (the “Chilean Companies Act”) defines related-party transactions as all transactions involving a company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s board of directors or who control 10% or more of voting capital, or companies in which a board member, manager, administrator, senior officer or company liquidator has been serving in the same position within the last 18 months. The law establishes that in the event that these persons fulfill the requirements established by Article 146, such persons must immediately inform the Board of Directors of their related-party nature, or such other group as the Board may appoint for that purpose. As required by law, “related-party transactions” must comply with corporate interests, as well as prices, terms and conditions prevailing in the market at the time of their approval. They must also meet all legal requirements, including acknowledgement and approval of the transaction by the board (excluding the affected directors), by the ESM (in some cases, with requisite majority approval) and by any applicable regulatory procedures.

The aforementioned law, which also applies to our affiliates, also provides for some exceptions, stating that in certain cases, Board approval would suffice for “related-party transactions,” pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board. Accordingly, during 2016, our Board of Directors will adopt a related-party transaction policy (política de habitualidad) which, when approved, will be available on our website.

If a transaction is not in compliance with Article 146, this would not affect the transaction’s validity, but we or our shareholders may demand compensation from the individual associated with the infringement as provided under law, and reparation for damages. We believe that we have complied with the requirements of Article 146 in all transactions with related parties.

In the countries in which we operate, inter-company transactions are permitted, but they have adverse tax consequences. Accordingly, we do not manage the cash flows of its combined entities.

During the three-year period ended December 31, 2015, Costanera received one loan from Endesa Chile at a spread of 6.0% over LIBOR. This loan matured in November 2013, because it was contributed to Costanera in connection with its capital increase.

Intercompany Arrangements Related to the Spin-Off

Endesa Chile does not own any of our common stock or ADSs and we not own any of Endesa Chile’s common stock or ADSs. Under Chilean law, Endesa Chile remains jointly and severally liable for the obligations of Endesa Chile assumed by us pursuant to the Spin-Off. Such liability, however, will not extend to any obligation to a person or entity that has given its express consent relieving Endesa Chile of such liability and approving the Spin-Off.

There are a variety of contractual relationships between Endesa Chile and us to provide for ongoing relationships. They fall into two broad categories:

Arrangements Related to the Spin-Off. The separation of the two companies and the transfer of certain assets and liabilities of Endesa Chile to us were effected by the action of the shareholders of Endesa Chile at the ESM of Endesa Chile held on December 18, 2015.

Post-Spin-Off Intercompany Services. We entered into intercompany agreements with Endesa Chile and Enersis Chile under which they provide a variety of services to us following the Spin-Off. The services rendered to us, directly and indirectly, from Enersis Chile include certain legal, finance, accounting, human resources, communications, security, training and development, relations with contractors, risk management, IT services, capital markets and financial compliance and other corporate support and administrative services and additional corporate functions from Endesa Chile, such as legal, tax services, investor relations. These services are provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage.

As of the date of this Report, the transactions described above have not experienced material changes. For more information regarding transactions with related parties, refer to Note 8 of the Notes to our combined financial statements.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Combined Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We and our combined entities are parties to legal proceedings arising in the ordinary course of business. We believe it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2015 on the status of the material pending lawsuits that have been filed against Endesa Chile and its subsidiaries, please refer to Note 32 of the Notes to our combined financial statements. Please note that since March 1, 2016, we are the defendant instead of Endesa Chile for all legal proceeding originating from our non-Chilean Business.

In relation to the legal proceedings reported in the Notes to our combined financial statements, we use the criteria of disclosing lawsuits above a minimum threshold of US$ 15 million of potential impact to us, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business. The lawsuit status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

Our Board of Directors establishes a definitive dividend payable each year, accrued in the prior year, which cannot be less than the legal minimum of 30% of the annual net income. On November 30, 2015, the Endesa Chile’s Board of Directors agreed to distribute an interim dividend of Ch$ 3.55641 per share on January 29, 2016, accrued in fiscal year 2015. The aforementioned interim dividend will be deducted from the total dividend, which will be paid on May 24, 2016. The total dividend of Ch$ 196,434 million that has been agreed to be paid, corresponds to a payout ratio of 50%, based on annual consolidated net income. As a consequence of the spin-off approved at the ESM held on December 18, 2015, the remaining dividend will be divided in a determined proportion between Endesa Chile and our Company, which will correspond to Ch$ 11.02239 and Ch$ 9.37144 per share, respectively. The payment of dividends for fiscal year 2015 is based on the net income filed with the SVS.

The interim dividend that will be paid in the first quarter of 2017 will correspond to 15% of 2016’s consolidated net income as of a September 30, 2016. Additionally, our Board of Directors will propose a definitive dividend payout equal to 50% of the annual net income for fiscal year 2016. Dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration. The fulfillment of the aforementioned dividend policy will depend on the 2016 net income. The proposed dividend policy is subject to our Board of Director’s right to change the amount and timing of the dividends under the circumstances at the time of the payment. For further details, see “Item 3. Key Information — A. Selected Financial Data.”

The payments of dividends are subject to legal restrictions, such as legal reserve requirements, capital and retained earnings criteria, and other contractual restrictions such as the non-default on credit agreements. However, these legal restrictions will not affect our ability or any of our combined entities to pay dividends. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for further detail on our debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate. Dividends will be paid to shareholders of record as of midnight of the fifth business day prior to the payment date. Holders of ADS on the applicable record dates will be entitled to participate in dividends.

Dividends

Dividends have not been paid to date.

For a discussion of Chilean withholding taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying common stock, see “Item 10. Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

Other Considerations

KPMG, our registered independent public accountants, informed Endesa Chile’s Directors’ Committee that in their review of the affiliate structure and review of services provided to affiliates in contemplation of the registration of Endesa Américas in connection with the Spin-Off, they determined that impermissible services were provided by other member firms of KPMG International Cooperative, to companies ultimately controlled by Enel. By virtue of Enel being the common ultimate parent of Endesa Américas it was concluded that these entities are affiliates of Endesa Américas under SEC independence rules. None of the impermissible services were provided to Endesa Américas or entities “downstream” of Endesa Américas, and none of the services were provided by KPMG. The services provided to affiliates included elements of loaned personnel staff in Spain, legal advice specific to the application of regulations to employees in France, management functions related to an ongoing monitoring in Uruguay, and other activities and responsibilities that were concluded to be broker-dealer or investment banking services in Italy. Total fees for services related to these services provided to affiliates, which are not part of the combined group consisting of Endesa Américas and its combined entities and investments in associates and joint ventures, were approximately US$ 249,300.

KPMG considered whether the relationships noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as Endesa Américas’ auditors and have concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment. After taking into consideration the facts and circumstances of the above matter and KPMG’s determination, Endesa Chile’s Directors’ Committee also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

B.	Significant Changes

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

Market Price Information

The shares of our common stock and our ADS are traded on Chilean Stock Exchanges and the NYSE, respectively. On April 27, 2016, our common stock closed at Ch$285.46 per share on the Santiago Stock Exchange and on April 27, 2016 our ADSs closed at US$13.56 per ADS on the NYSE.

B.	Plan of Distribution.

Not applicable.

C.	Markets

In Chile, our common stock is traded on three stock exchanges since April 21, 2016: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company. Its equity consists of 42 shares as of the date of this Report. As of December 31, 2015, 223 companies had shares listed on the Santiago Stock Exchange. Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. The Santiago Stock Exchange also trades U.S. dollar futures and stock index futures. Securities are traded primarily through an open voice auction system; a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. when New York’s daylight savings time is in place (or alternatively from November to March), which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:30 a.m. to 5:00 p.m. when New York’s daylight savings time is in place (from November to March), on each business day. During local standard time, electronic auctions may be conducted four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m. When New York’s daylight savings time is in place (from November to March), there is an additional electronic auction at 4:30 p.m. More than 99% of the auctions and transactions take place electronically.

There are two share price indexes on the Santiago Stock Exchange: the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA. The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 (US$ 0.042 million as of December 31, 2015) and a free float representing at least 5% of the capital. The IPSA is calculated using the prices of the 40 shares with highest amounts traded on a quarterly basis, and with a market capitalization above US$ 200 million. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded. Enersis has been included in the IPSA since the last quarter of 1988. Endesa Chile has been included in the IPSA since its privatization in 1987.

Our common stock trades in the United States in the form of ADSs on the NYSE by way of “when-issued” trading since April 21, 2016 under the ticker symbol “EOCA-WI” and regular-way trading since April 27, 2016 under the ticker symbol “EOCA”. Each ADS represents 30 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs will be issued a Deposit Agreement, with Citibank, N.A. acting as Depositary, and the holders and beneficial owners from time to time of ADRs issued thereunder (the “Deposit Agreement”). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

The NYSE is open for trading Monday through Friday from 9:30 am to 4:00 pm, with the exception of holidays declared by the NYSE in advance. On the trading floor, the NYSE trades in a continuous auction format, where traders can execute stock transactions on behalf of investors. Designated market makers act as auctioneers in an open outcry auction market to bring buyers and sellers together and to manage the actual auction. Customers can also send orders for immediate electronic execution or route orders to the floor for trade in the auction market. The NYSE works with U.S. regulators like the SEC and the Commodity Futures Trading Commission (“CFTC”) to coordinate risk management measures in the electronic trading environment through the implementation of mechanisms like circuit breakers and liquidity replenishment points.

For further information see “Item 9. The Offer and Listing — A. Offer and Listing Details — Market Price Information.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expense of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of Chilean law and our by-laws.

General

Shareholders’ rights in Chilean companies are governed by the company’s by-laws (Estatutos), which have the same purpose as the articles or the certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act, Law No. 18,046. In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders. In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts. Members of the Board of Directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 (Ch$ 128 million as of December 31, 2015) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the SVS under Securities Market Law, Law No. 18,045, and the Chilean Companies Act. These two laws specify the disclosure requirements, restrictions on insider trading and price manipulation, and provide protection to minority shareholders. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Act and the Securities Market Law, both as amended, state rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committee, independent directors, stock options and derivative actions.

Public Register

We are publicly held stock corporation incorporated under the laws of Chile. We were constituted by public deed issued on January 11, 2016 by the Santiago Notary Public, Mr. Pedro Sadá Azner, and registered on January 19, 2016 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago) on pages 4282 No. 2568. Our registry in the Securities Registry of the SVS was approved by the SVS on April 13, 2016, under the entry number 1138. We are also registered with the United States Securities and Exchange Commission under the commission file number 001-37724.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on, or are conditioned in whole or in part on the price of such shares, must be reported to the SVS and the Chilean stock exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS. Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•	any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares made by a holder who owns, directly or indirectly, at least 10% of a publicly held stock corporation’s subscribed capital;

•	any direct or indirect acquisition or sale of shares made by a holder who, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring, directly or indirectly, at least 10% of a publicly held stock company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock company.

In addition, majority shareholders of a publicly held stock corporation must inform the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of acquiring control of the company or if they are making a passive financial investment instead.

Under Article 54 of the Securities Market Law and General Rule 104 enacted by the SVS, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have taken place or reserved information of the publicly held stock corporation has been provided.

Corporate Objectives and Purposes

Article 4 of our by-laws states that our corporate objectives and purposes are, among other things, to exploit the production, transportation, distribution and supply of electric power, as well as to provide engineering consulting services, directly or through other companies abroad and to make loans to related companies, combined entities and affiliates.

Board of Directors

Our Board of Directors initially consisted of nine members who were elected for an interim term at the ESM of the shareholders of Endesa Chile held on December 18, 2015 to hold office until the first OSM of the shareholders of Endesa Américas hold on April 27, 2016. At the 2016 OSM, a new Board of Directors, consisting of nine members, was elected to a three-year term. Following the end of their term, each director may be either re-elected or replaced.

The nine directors elected at the OSM are the nine individual nominees who receive the highest number of votes. Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees. The effect of these voting provisions is to ensure that a shareholder owning more than 10% of our shares is able to secure the election of a member of the Board. A majority of the Board of Directors, five members, can be secured with more than 50% of the shares.

Normally, the compensation of the directors is established annually at the OSM. Initially, the compensation of the interim Board of Directors was established at the ESM of the shareholders of Endesa Chile held on December 18, 2015. See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by us with related parties can only be executed when such agreements serve our interest, and their price, terms and conditions are consistent with prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in Article 147 of the Chilean Companies Act.

Certain Powers of the Board of Directors

Our by-laws provide that every agreement or contract that we enter into with our controlling shareholder, our directors or executives, or with our related parties, must be previously approved by two-thirds of the Board of Directors and be included in the Board meetings, and must comply with the provisions of the Chilean Companies Act.

Our by-laws do not contain provisions relating to:

•	the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•	retirement or non-retirement of directors under an age limit requirement; or

•	number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, our capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our by-laws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability for capital reductions by us.

Under Chilean law, the rights of our stockholders may only be modified by an amendment to the by-laws that complies with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company acting at an ESM have the power to authorize a capital increase. When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes, except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for. The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for or, if the subscriber has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise. If a subscriber does not fully pay for shares for which the subscriber has subscribed on or prior to the date agreed upon for payment, notwithstanding the actions intended by the company to collect payment, the company is entitled to auction the shares on the stock exchange where such shares are traded, for the account and risk of the debtor, the number of shares held by the debtor necessary for the company to pay the outstanding balances and disposal expenses. However, until such shares are sold at auction, the subscriber continues to hold all the rights of a shareholder, except the right to receive dividends and return of capital. The Chief Executive Officer or the person replacing him will reduce in the shareholders’ register the number of shares in the name of the debtor shareholder to the number of shares that remain, deducting the shares sold by the company and settling the debt in the amount necessary to cover the result of such disposal after the corresponding expenses. When there are authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the same ESM at which the subscription was authorized (which in no case may exceed three years from the date of such meeting), these shall be reduced in the non-subscribed amount until that date. With respect to the shares subscribed and not paid following the term mentioned above, the Board must proceed to collect payment, unless the shareholders’ meeting authorizes (by two thirds of the voting shares) a reduction of the company’s capital to the amount effectively collected, in which case the capital shall be reduced by force of law to the amount effectively paid. Once collection actions have been exhausted, the Board should propose to the shareholders’ meeting the approval by simple majority of the write-off of the outstanding balance and the reduction of capital to the amount effectively recovered.

As of March 1, 2016, our subscribed and fully paid capital totaled Ch$ 779 billion and consisted of 8,201,754,580 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period. The options to subscribe for shares in capital increases of the company or of any other securities convertible into shares or that confer future rights over these shares, should be offered, at least once, to the shareholders pro rata to the shares held registered in their name at midnight on the fifth business day prior to the date of the start of the preemptive rights period. The preemptive rights offering and the start of the 30-day period for exercising them shall be communicated through the publication of a prominent notice, at least once, in the newspaper that should be used for notifications of shareholders’ meetings. During such 30-day period, and for an additional period of up to 30-days immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders. At the end of the second 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year. Our first OSM was held on April 27, 2016. An ESM may be called by the Board of Directors when deemed appropriate, or when requested by shareholders representing at least 10% of the issued shares with voting rights, or by the SVS. To convene an OSM or an ESM, notice must be given three times in a newspaper located in our corporate domicile. The newspaper designated by our shareholders is El Mercurio de Santiago. The first notice must be published not less than 15-days and no more than 20-days in advance of the scheduled meeting. Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

The OSM shall be held on the day stated in the notice and should remain in session until having exhausted all the matters stated in the notice. However, once constituted, upon the proposal of the chairman or shareholders representing at least 10% of the shares with voting rights, the majority of the shareholders present may agree to suspend it and to continue it within the same day and place, with no new constitution of the meeting or qualification of powers being necessary, recorded in one set of minutes. Only those shareholders who were present or represented may attend the recommencement of the meeting with voting rights.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. This second meeting must take place within 45-days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting. An ESM must be called to take the following actions:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Companies Act, a merger or split-up of the company;

•	an amendment to the term of duration or early dissolution of the company;

•	a change in the company’s domicile;

•	a decrease of corporate capital;

•	an approval of capital contributions in kind and non-monetary assessments;

•	a modification of the authority reserved to shareholders or limitations on the Board of Directors;

•	a reduction in the number of members of the Board of Directors;

•	a disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage;

•	the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company losing its position as controller;

•	the form of distributing corporate benefits;

•	issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a combined entity of the company, in which case approval of the Board of Directors is deemed sufficient;

•	the purchase of the company’s own shares;

•	other actions established by the by-laws or the laws;

•	certain remedies for the nullification of the company’s by-laws;

•	inclusion in the by-laws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders; and

•	approval or ratification of acts or contracts with related parties.

Regardless of the quorum present, the vote required for any of the actions above is at least two-thirds of the outstanding shares with voting rights.

By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the U.S. securities laws regarding the solicitation of proxies. However, shareholders are entitled to examine the financial statements and corporate books of a publicly held stock corporation within the 15-day period before its scheduled OSM. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, an indication of the way complete copies of the documents that support the matters submitted for voting can be obtained, which must also be made available to shareholders on our website. In the case of an OSM, our annual report of activities, which includes audited financial statements, must also be made available to shareholders and published on our website at: www.endesaamericas.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing at least 10% of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the Board of Directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. In accordance with Article 136 of the Chilean Companies Regulation (Reglamento de Sociedades Anónimas), the shareholder(s) holding or representing 10% or more of the shares issued with voting rights, may:

•	make comments and proposals relating to the progress of the corporate businesses in the corresponding year, no shareholder being able to make individually or jointly more than one presentation. These observations should be presented in writing to the company concisely, responsibly and respectfully, and the respective shareholder(s) should state their willingness for these to be included as an appendix to the annual report. The board shall include in an appendix to the annual report of the year a faithful summary of the pertinent comments and proposals the interested parties had made, provided they are presented during the year or within 30-days after its ending; or

•	make comments and proposals on matters that the board submits for the knowledge or voting of the shareholders. The board shall include a faithful summary of those comments and proposals in all information it sends to shareholders, provided the shareholders’ proposal is received at the offices of the company at least 10-days prior to the date of dispatch of the information by the company. The shareholders should present their comments and proposals to the company, expressing their willingness for these to be included in the appendix to the respective annual report or in information sent to shareholders, as the case may be. The observations referred to in this Article may be made separately by each shareholder holding 10% or more of the shares issued with voting rights or shareholders who together hold that percentage, who should act as one.

Similarly, the Chilean Companies Act provides that whenever the Board of Directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

Only shareholders registered as such with us, as of midnight on the fifth business day prior to the date of a meeting, are entitled to attend and vote their shares. A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf. Proxies for such representation shall be given for all the shares held by the owner. The proxy may contain specific instructions to approve, reject, or abstain with respect to any of the matters submitted for voting at the meeting and which were included in the notice. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

There are no limitations imposed by Chilean law or our by-laws on the right of nonresidents or foreigners to hold or vote shares of common stock. However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADSs, is the custodian of the depositary, currently Banco Santander Chile, or any successor thereto. Accordingly, holders of ADSs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADS directly. The Deposit Agreement contains provisions pursuant to which the depositary has agreed to solicit instructions from registered holders of ADSs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs. Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the by-laws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors or to a person designated by the Chairman of the Board of Directors to vote) the shares of common stock represented by the ADSs in accordance with any such instruction. The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs. If no voting instructions are received by the Depositary from a holder of ADSs with respect to the shares of common stock represented by the ADSs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADS, may be voted in the manner directed by the Chairman of the Board, or by a person designated by the Chairman of the Board, subject to limitations set forth in the Deposit Agreement.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their combined net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to us when preparing financial statements to be submitted to the SVS), unless and except to the extent we have carried forward losses. The law provides that the Board of Directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, or in our shares, or in shares of publicly held corporations owned by us. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends, which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30-days after declaration; as to additional dividends, the date set for payment at the time of declaration), are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. Payments not collected in such period are transferred to the volunteer fire department.

In the event of our liquidation, the shareholders would participate in the assets available in proportion to the number of paid-in shares held by them, after payment to all creditors.

Approval of Financial Statements

The Board of Directors is required to submit our combined financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60-days from the date of such meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period.

Change of Control

The Capital Markets Law establishes a comprehensive regulation related to tender offers. The law defines a tender offer as the offer to purchase shares of companies which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares under conditions which allow the bidder to reach a certain percentage of ownership of the company within a fixed period of time. These provisions apply to both voluntary and hostile tender offers.

Acquisition of Shares

No provision in our by-laws discriminates against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares. However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock. The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder. Additionally, our by-laws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. In order to exercise such withdrawal rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the deposit agreement.

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30-days following the shareholders’ meeting. Shareholders present or represented at the meeting and who abstain in exercising their voting rights shall not be considered as dissenting. The right to withdraw should be exercised for all the shares that the dissenting shareholder had registered in their name on the date on which the right is determined to participate in the meeting at which the resolution is adopted that motivates the withdrawal and which remains on the date on which their intention to withdraw is communicated to the company.

The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period between the ninetieth and the thirtieth day before the shareholders’ meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last combined statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

Article 126 of the Chilean Companies Act Regulations establishes that in cases where the right to withdraw arises, the company shall be obliged to inform the shareholders of this situation, the value per share that will be paid to shareholders exercising their right to withdraw and the term for exercising it. Such information should be given to shareholders at the same meeting at which the resolutions are adopted giving rise to the right of withdrawal, prior to its voting. A special communication should be given to the shareholders with rights, within two days following the date on which the rights to withdraw are born. In the case of publicly held companies, such information shall be communicated by a prominent notice in a newspaper with a wide national circulation and on its website, plus a written communication addressed to the shareholders with rights at the address they have registered with the company. The notice of the shareholders meeting that should pronounce on a matter that could originate withdrawal rights should mention this circumstance.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Companies Act;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the company, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater than such percentage;

•	the disposition of 50% or more of the assets of a combined entity, as long as such combined entity represents at least 20% of the assets of the company, as well as any disposition of its shares that results in the parent company losing its position of controller;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a combined entity of the company, the approval of the Board of Directors is sufficient);

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate by-laws; and

•	such other causes as may be established by the law or by the company’s by-laws.

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions than other companies. The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee. The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. We are a Title XII company and were approved by the Risk Classification Committee.

Title XII companies are required to have by-laws that limit the ownership of any shareholder to a specified maximum percentage, require that certain actions be taken only at a meeting of the shareholders, and give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by us are registered with an administrative agent named DCV Registros S.A. This entity is also responsible for our shareholders registry. In case of jointly-owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with us.

C.	Material Contracts.

None.

D.	Exchange Controls.

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Central Bank of Chile in 2002. Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market. Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank of Chile under the Central Bank Act, Law 18840 of October 1989.

a)	Foreign Investments Contracts and Chapter XIV

The following is a summary of certain provisions of Chapter XIV that will be applicable to all shareholders (and ADS holders). This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XIV. Chapter XIV regulates the following type of investments: credits, deposits, investments and equity contributions. A Chapter XIV investor may at any time repatriate an investment made in us upon sale of our shares, and the profits derived therefrom, with no monetary ceiling, subject to the then effective regulations, which must be reported to the Central Bank of Chile.

Except for compliance with tax regulations and some reporting requirements, currently there are no rules in Chile affecting repatriation rights, except that the remittance of foreign currency must be made through a Formal Exchange Market entity. However, the Central Bank of Chile has the authority to change such rules and impose exchange controls.

The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued by the Central Bank of Chile internationally under Chapter XIV, as amended, of the Compendium.

E.	Taxation.

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to foreign holders arising from the ownership and disposition of shares and ADSs and, to the extent any are issued, rights and ADS rights. The summary that follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and rights or ADS rights, if any, and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

The summary that follows is based on Chilean law, in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of the Chilean Income Tax Law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future. The discussion that follows is also based, in part, on representations of the depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms. As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, in 2010 the United States and Chile signed an income tax treaty that will enter into force once the treaty is ratified by both countries. There can be no assurance that the treaty will be ratified by either country. The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

As used in this Report, the term “foreign holder” means either:

•	in the case of an individual holder, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•	in the case of a legal entity holder, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: The following taxation of cash dividends and property distributions applies until 2016. Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to Chilean withholding tax, which is withheld and paid by the company. As described in the example below, the amount of the Chilean withholding tax is determined by applying a 35% rate to a “grossed-up” distribution amount (such amount equal to the sum of the actual distribution amount and the correlative Chilean corporate income tax paid by the issuer), and then subtracting as a credit such Chilean corporate income tax paid by the issuer. From 2004 through 2010, the Chilean corporate income tax rate was 17% and from 2011 until 2014, the rate was 20%.

In September 2014, a tax reform was enacted (Law 20,780) which, among other topics, progressively increased the corporate income tax (“CIT”). The CIT rate will be adjusted as follows: in 2014 it increased from 20% to 21%; in 2015 it increased to 22.5%; in 2016 it increases to 24%; in 2017, depending on which of the two new alternative systems enacted as part of the 2014 tax reform (discussed below) is chosen, the rate increases to 25% for companies electing the accrued income basis and 25.5% for companies electing the cash basis for shareholders. As of 2018, the CIT rate will remain at 25% for companies that elected the accrued income basis and will increase to 27% for companies that elected the cash basis for shareholders.

The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax base rate of 35%, an effective Chilean corporate income tax rate of 22.5% (CIT rate for 2015) and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 22.5% x Line 1	22.5
3	Net distributable income: Line 1 — Line 2	77.5
4	Dividend distributed (50% of net distributable income): 50% of Line 3	38.75
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% of Line 2	11.25
7	Net withholding tax : Line 5 + Line 6	(6.25)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	16.13%

In general, the effective Chilean dividend withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Using the rates prevailing until 2015, the Effective Dividend Withholding Rate is

(35%-22.5%) / (100%-22.5%) = 16.13%

Dividends are generally assumed to have been paid out of our oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by us. For information as to our retained earnings for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 15 of the Notes to our combined financial statements.

Under Chilean Income Tax Law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends. Stock dividends that represent free shares distributed to foreign shareholders as a consequence of a capitalization made on the same corporation are not subject to Chilean taxation.

Exceptions: Despite the aforementioned general rule, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution. The most common special cases are briefly described below:

1) Circumstances where there is no CIT credit against the Chilean withholding tax: These cases are when: (i) profits paid as dividends (following the seniority rule indicated above) exceed a company’s taxable income (such dividend distributions in excess of a company’s taxable income determined as of December 31 of the distribution’s year will be subject to the Chilean withholding tax rate of 35%, without the CIT credit; in relation to the provisional withholding rule applicable on the date of the dividend payment, please see number 3 below); or (ii) the income was not subject to CIT due to an exemption of the Chilean corporate income tax, in which case the foreign holder will be also subject to the Chilean withholding tax rate of 35% without the CIT credit.

2) Circumstances where dividends have been attributed to income exempted from all the Chilean income taxes: In these cases, dividends distributed by a company to the foreign holder will not be subject to Chilean withholding tax. Income exempted from Chilean income tax is expressly listed in the Chilean Income Tax Law.

3) Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and there are no tax-exempt earnings, a 35% Chilean withholding tax with a provisional 22.5% Chilean CIT credit is applicable. This provisional 22.5% Chilean corporate income tax credit must be confirmed with the information of a company’s taxable income as of December 31 of the year in which the dividend was paid. A company can agree with the foreign holders to withhold a higher amount in order to avoid under withholding of the Chilean withholding tax.

4) Circumstances when it is possible to use certain credits in Chile against income taxes paid abroad, or “foreign tax credit”: This occurs when dividends distributed by the Chilean company have income generated by companies domiciled in third countries as their source. If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “foreign tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of a Chilean company.

New System in effect starting in 2017

The tax reform released in September 2014 created two alternative mechanisms of shareholder-level income taxation beginning on January 1, 2017: a) accrued income basis (known as attributed-income system in Chile) shareholder taxation and b) cash basis (known as partially-integrated system in Chile and most similar to the current system) shareholder taxation. On February 8, 2016, Law 20,899 was enacted, which made adjustments to the tax reform released in September 2014. Among other adjustments, Law 20,899 established that taxpayers whose owners (partners or shareholders) are exclusively individual persons may choose to apply either of the aforementioned systems. The selection should be made before the end of 2016. Once the election is made, it will remain in effect for five years. If no regime is chosen by a taxpayer whose owners are individual persons, the law states that the default system will be the accrued income basis. For other taxpayers, whose owners are not exclusively individual persons, the cash basis system (partially-integrated system) must be used.

In addition, the aforementioned Law 20,899 expanded the 100% CIT credit against the Chilean shareholder tax to taxpayers who are residents in countries with which Chile has an effective or signed tax treaty to avoid international double taxation prior to January 1, 2017, even if not in force as of such date. This is currently the status of the treaty signed between Chile and United States. This temporary rule will be in force from January 1, 2017 through December 31, 2019.

a)	Accrued income basis

Shareholders would be taxed in Chile on income attributed to them as of the end of the tax year in which the income is generated, eliminating the taxable profits fund ledger (“FUT” in its Spanish acronym). These profits would be taxed at the shareholder level whether or not they are distributed. The underlying CIT paid at the entity level may be used by shareholders as a credit to reduce the Chilean shareholder tax. Therefore, the total company and shareholder Chilean income tax burden remains at 35%. Future distributions are not subject to taxation.

Taxpayers will be taxed on the income of companies in which they have an interest in the year such income is recognized, regardless of whether actual distributions are made, with the corresponding credit.

Taxation in two stages

•	Company:	25% of accrued profits (using the maximum CIT applicable as of 2018).

•	Shareholder:	35% of accrued profits (whether or not distributions are received, with 100% credit of the CIT paid, resulting in an effective tax rate to the shareholder of 10%).

Total Tax Burden: 35%

Progressive CIT tax rate increase: 21% in 2014, 22.5% in 2015, 24% in 2016 and 25% as of 2017.

Advantages to accrued income tax basis:

•	CIT Rate of 25% vs. 27% for the cash basis.
•	Shareholders are granted 100% credit of taxes paid by a company.

Disadvantages to accrued income tax basis:

•	Shareholders are taxed on undistributed profits.
•	Shareholders of record must pay tax by December 31st (regardless of having received dividends).
•	Complex management for companies.

b)	Cash basis

A company pays CIT on its annual result. Foreign and local individual shareholders will only pay in Chile the relevant tax on effective profit distributions and will be allowed to use the tax paid by the distributing company as credit, with certain limitations. Only 65% of the CIT is creditable against the 35% shareholder-level tax (as opposed to 100% under the current FUT regime and under the accrued income basis). However, if there is an effective or signed tax treaty with Chile before January 1, 2017 (even if not in effect), the CIT is fully creditable against the 35% shareholder tax.

Taxation in two stages

•	Company:	27% of accrued profits (using the maximum CIT applicable from 2018 and forward).

•	Shareholder:	35% of cash disbursement (65% of CIT tax is creditable against the shareholder level tax, resulting in an effective tax rate to the shareholder of 17.5%. However, if the shareholder is a resident of a country with an effective or signed tax treaty with Chile before January 1, 2017 (even if not in effect), CIT tax is fully creditable, resulting in an effective tax rate to the shareholder of 8%).

Total Tax Burden: 44.45% (35% for residents of countries with tax treaties)

Advantages to cash basis:

•	Shareholders are only taxed on actual distributions.
•	Shareholders must pay taxes only if they hold the share on the dividend distribution date.

Disadvantages to cash basis:

•	CIT Rate of 27% versus 25% for the accrued income basis.
•	Only shareholders residing in countries with an effective or signed tax treaty with Chile before January 1, 2017 (even if not in effect) are granted full CIT credit (others 65%).

Taxation on sale or exchange of ADSs, outside of Chile

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares

The Chilean Income Tax Law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions, in general terms, the amendment provides that in order to qualify for the capital gain exemption: (i) the shares must be of a publicly held stock corporation with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a Chilean stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

If the shares do not qualify for the above exemption, capital gains on their sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares of common stock) could be subject to two alternative tax regimes: (a) the general tax regime, with a 22.5% Chilean corporate income tax and a 35% Chilean withholding tax, the former being creditable against the latter; or (b) a 22.5% Chilean corporate income tax as sole tax regime, when all the following circumstances are met: (i) the sale is made between unrelated parties, (ii) the sale of shares is not a recurrent or habitual activity for the seller and (iii) at least one year has elapsed between the acquisition and the sale of the shares.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes and to the extent we issue any rights or ADS rights, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a right offering is a nontaxable event. In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.

Any gain on the sale, exchange or transfer of any ADS rights by a foreign holder is not subject to taxes in Chile.

Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Currently, there are no rights that are outstanding.

Other Chilean Taxes

There is no gift, inheritance or succession tax applicable to the ownership, transfer or disposition of ADSs by foreign holders, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder. There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

Material U.S. Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. This discussion assumes that the depositary’s activities are clearly and appropriately defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

The following are the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of receiving, owning, and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities and is based on the assumption stated above under “Chilean Tax Considerations” that there is no applicable income tax treaty in effect between the United States and Chile. The discussion applies only if the beneficial owner holds shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of the beneficial owner’s particular circumstances. For instance, it does not describe all the tax consequences that may be relevant to:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares or ADSs as part of a “straddle” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock; or

•	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

You will be a “U.S. Holder” for purposes of this discussion if you become a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States; or

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

In general, if a beneficial owner owns ADSs, such owner will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a beneficial owner exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (pre-release) or intermediaries in the chain of ownership between beneficial owners and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for beneficial owners of depositary shares. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we will not be a passive foreign investment company, as described below.

Beneficial owners should consult their tax advisors with respect to their particular tax consequences of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

Taxation of Distributions

The following discussion is based on the current regime for taxation of cash dividends and distributions applicable in Chile until 2016. For 2017 and later, the U.S. federal income tax treatment will depend on which of the two regimes we elect to adopt. See “— Chilean Tax Considerations — Taxation of shares and ADSs — Taxation of Cash Dividends and Property Distributions” above.

Distributions paid on shares or ADSs other than certain pro rata distributions of shares of common stock will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

If a beneficial owner is a U.S. Holder, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to the beneficial owner that is not a corporation are taxable at a maximum rate of 20%. A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. Beneficial owners should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to a beneficial owner and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in a beneficial owner’s income on the date of the beneficial owner’s, or in the case of ADSs, the Depositary’s receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a beneficial owner generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A beneficial owner may have foreign currency gain or loss if the dividend is converted into U.S. dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon a beneficial owner’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “— Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions” above) withheld from dividends on shares or ADSs will be creditable against a beneficial owner’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, a beneficial owner should consult the beneficial owner’s tax advisor regarding the availability of foreign tax credits in the beneficial owner’s particular circumstances. Instead of claiming a credit, a beneficial owner may, at the beneficial owner’s election, deduct such Chilean taxes in computing the beneficial owner’s taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs

If a beneficial owner is a U.S. Holder, for U.S. federal income tax purposes, the gain or loss a beneficial owner realizes on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if the beneficial holder has held the shares or ADSs for more than one year. The amount of a beneficial owner’s gain or loss will equal the difference between the beneficial owner’s tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “— Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares, and a beneficial owner that is a U.S. Holder does not receive significant foreign source income from other sources, such beneficial owner may not be able to credit such Chilean tax against the beneficial owner’s U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we will not be a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2016 taxable year or for the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were to become a PFIC for any taxable year during which a beneficial owner held shares or ADSs, certain adverse consequences could apply to the beneficial owner, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements. Beneficial owners should consult their tax advisors regarding the consequences to them if we were a PFIC, as well as the availability and advisability of making any election that might mitigate the adverse consequences of PFIC status.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the beneficial owner is an exempt recipient or (ii) in the case of backup withholding, the beneficial owner provides a correct taxpayer identification number and certifies that the beneficial owner is not subject to backup withholding.

The amount of any backup withholding from a payment to a beneficial owner will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability and may entitle the beneficial owner to a refund, provided that the required information is furnished in a timely fashion to the Internal Revenue Service.

Medicare Contribution Tax

Legislation enacted in 2010 generally imposes a tax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, like the shares or ADSs, less certain deductions. A beneficial owner should consult the beneficial owner’s tax advisor regarding the possible application of this legislation in the beneficial owner’s particular circumstances.

Beneficial owners should consult their tax advisors with respect to the particular consequences to them of receiving, owning or disposing of shares or ADSs.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to SEC proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, at 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains electronically filed information, which can be accessed at http://www.sec.gov.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates, that affect the generation business in the countries where we operate. These risks are monitored and managed by us in coordination with Enersis Américas, our parent company. Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal. We seek to ensure our fuel supply by securing long-term contracts with our suppliers for periods that are expected to match the lifetime of our generation assets. As of December 31, 2015 and 2014, we did not hold contracts classified as derivative financial instruments or financial instruments related to natural gas.

In the countries where we operate using coal and diesel oil, the dispatch or bidding mechanism allows the thermal power plants to cover their operational costs. However, under certain circumstances, fuel price fluctuations might affect marginal costs. As of December 31, 2015 and 2014, we did not hold any contracts classified as either derivative financial instruments or financial instruments related to coal or petroleum-based liquid fuels.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to protect our operating income from electricity price volatility. As of December 31, 2015 and 2014, we did not hold electricity price-sensitive instruments.

We are continually analyzing ways to hedge commodity price risk, like transferring commodity price variations to the customers’ contract prices and/or permanently adjusting the commodity indexed price formulas for new Power Purchase Agreements (“PPAs”) according to our exposure and/or analyzing ways to mitigate risk through hydrological insurance in dry years. In the future we may use price-sensitive instruments.

Interest Rate and Foreign Currency Risk

The carrying values of our debt as of December 31, 2015, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
US$	17,530	6,787	9,874	7,772	8,836	29,235	80,033	81,126
Weighted average interest rate	5.0%	0.7%	4.8%	5.7%	4.4%	2.1%	3.6%	—
Other currencies(3)	49,858	30,436	42	5,202	—	171,331	256,869	290,326
Weighted average interest rate	7.0%	7.9%	8.6%	6.3%	—	10.1%	9.1%	—

Total fixed rate	67,388	37,223	9,915	12,973	8,836	200,566	336,901	371,452
Weighted average interest rate	6.5%	6.6%	4.8%	5.9%	4.4%	8.9%	7.8%

Variable Rate
US$	41,995	18,154	18,024	—	—	—	78,173	78,173
Weighted average interest rate	2.6%	2.0%	2.0%	—	—	—	2.3%	—
Other currencies(3)	79,243	51,472	59,008	90,802	63,528	333,502	677,555	675,133
Weighted average interest rate	12.0%	11.7%	10.3%	9.6%	8.2%	9.1%	9.7%	—

Total variable rate	121,238	69,626	77,032	90,802	63,528	333,502	755,728	753,306
Weighted average interest rate	8.8%	9.1%	8.3%	9.6%	8.2%	9.1%	9.0%	—

Total	188,626	106,849	86,947	103,776	72,364	534,068	1,092,629	1,124,758

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)	As of December 31, 2015, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Brazilian real, Colombian peso, Argentine peso and Peruvian Sol.

The carrying values of our debt as of December 31, 2014, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected maturity date
For the year ended December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Fixed Rate
US$	6,698	13,791	1,656	7,724	5,984	35,784	71,637	75,517
Weighted average interest rate	4.4%	5.5%	2.1%	5.3%	6.3%	2.1%	3.6%	—
Other currencies(3)	3,366	3,028	184	—	5,075	191,924	203,577	255,534
Weighted average interest rate	30.7%	31.8%	31.9%	—	6.3%	10.1%	10.7%	—

Total fixed rate	10,065	16,819	1,840	7,724	11,059	227,708	275,214	331,051
Weighted average interest rate	13.2%	10.3%	5.1%	5.3%	6.3%	8.8%	8.8%	—

Variable Rate
US$	31,510	47,041	30,140	15,235	—	—	123,928	123,928
Weighted average interest rate	8.6%	2.2%	2.7%	3.8%	—	—	4.1%	—
Other currencies(3)	71,008	16,277	55,322	65,651	102,128	446,549	756,934	814,731
Weighted average interest rate	10.8%	12.1%	8.8%	8.5%	7.8%	7.2%	8.0%	—

Total variable rate	102,518	63,318	85,462	80,886	102,128	446,549	880,862	938,659
Weighted average interest rate	10.1%	4.8%	6.6%	7.6%	7.8%	7.2%	7.4%	—

Total	112,583	80,137	87,302	88,610	113,187	674,257	1,156,076	1,269,710

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$ 1.00.
(2)	As of December 31, 2014, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Brazilian real, Colombian peso, Argentine peso and Peruvian Sol.

Interest Rate Risk

At December 31, 2015 and 2014, 67% and 74%, respectively, of our outstanding debt obligations were subject to variable interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to a policy that will be approved by our Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2015, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge for our interest rate risk exposure were as follows:

	Expected Maturity Date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Variable to fixed rates	—	22,236	—	—	—	—	22,236	(298)
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	—	22,236	—	—	—	—	22,236	(298)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$ 1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2014, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge for our interest rate risk exposure were as follows:

	Expected Maturity Date
For the year ended December 31,	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
Variable to fixed rates	—	—	26,700	—	—	—	26,700	(581)
Fixed to variable rates	—	—	—	—	—	—	—	—

Total	—	—	26,700	—	—	—	26,700	(581)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2014, which was Ch$ 606.75 per US$1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

Our policy seeks to maintain a balance between the currency in which cash flows are indexed and the currency of the principal debt of each company. Most of our combined entities have access to funding in the same currency as their revenues, therefore reducing the exchange rate volatility impact. In some cases, we cannot fully benefit from this, and therefore, we try to manage the exposure with financial derivatives such as cross currency swaps or currency forwards, among others. However, this may not always be possible due to market conditions. For example, Costanera in Argentina has its revenues linked to the Argentine peso, and a substantial part of its debt is denominated in U.S. dollars, with no possibility of hedging this debt under reasonable conditions. Our Argentine combined entities’ debt denominated in U.S. dollars amounted to Ch$ 39.4 billion as of December 31, 2015.

As of December 31, 2015, the carrying values for financial reporting purposes and the corresponding fair value of the instruments that hedge for our foreign currency risk exposure were as follows:

	Expected Maturity Date
For the year ended December 31,	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value(2)
	(in millions of Ch$)(1)
UF to US$	—	—	—	—	—	—	—	—
US$ to Ch$/UF	—	—	—	—	—	—	—	—
Pen$ to Cop$	—	45,243	—	—	—	—	45.243	(311)
US$ to other currencies(3)	—	—	—	—	—	—	—	—
Other currencies to US$	—	—	—	—	—	—	—	—

Total	—	45,243	—	—	—	—	45,243	(311)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2015, which was Ch$ 710.16 per US$1.00.
(2)	Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.
(3)	“Other currencies” include the Brazilian real, Colombian peso, Argentine peso and Peruvian Sol.

As of December 31, 2014, we did not hold derivatives to hedge our foreign currency risk.

(d)	Safe Harbor

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Fees and Charges

Our ADS program’s depositary is Citibank, N.A. The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders and such fees may be deducted from distributions. The Depositary may generally refuse to provide the requested services until its fees for those services are paid. Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Issuance of ADS upon deposit of shares (i.e., an issuance upon a deposit of shares or upon a change in the ADS(s)-to-share(s) ratio), excluding issuances as a result of distributions described in paragraph (4) below	Up to US$5 per 100 ADSs (or fraction thereof) issued.

Delivery of deposited securities against surrender of ADS	Up to US$5 per 100 ADSs (or fraction thereof) surrendered.

Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to US$5 per 100 ADSs (or fraction thereof) held.

Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to US$5 per 100 ADSs (or fraction thereof) held.

Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin-off of shares)	Up to US$5 per 100 ADSs (or fraction thereof) held.

Depositary services	Up to US$5 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary.

The Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary fees payable for cash distributions are deducted from the cash being distributed. In the case of distributions other than cash, the Depositary will invoice the applicable ADS record date holders and such fees may be deducted from distributions. The Depositary may generally refuse to provide the requested services until its fees for those services are paid.

Depositary Payments for Fiscal Year 2015

The Depositary has agreed to reimburse certain expenses incurred by us in connection with our ADS program. There were no reimbursements in 2015.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our senior management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the year ended December 31, 2015.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Moreover we are working to implement an internal control over financial reporting model for the year 2016 which applies an end-to-end approach. The assessment will be based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013 framework”).

(c) Attestation Report

This annual report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d) Changes in internal control

There were no changes in our internal control over financial reporting that occurred during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting model.

Item 16.	Reserved

Item 16A. Audit Committee Financial Expert

As of April 27, 2016, the Directors’ Committee (which performs the functions of the Audit Committee) financial expert was Mr. Hernán Cheyre , as determined by the Board of Directors. Mr. Cheyre is an independent member of the Directors’ Committee, pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.	Code of Ethics

Our standards of ethical conduct are governed by means of the following four corporate rulings or policies: the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”), the Human Rights Policy (Política de Derechos Humanos) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives was adopted by the Board of Directors and is applicable to all executives contractually related to us or our controlled subsidiaries in which we are the majority shareholder, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company. The objective of this set of rules is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within our vision, mission and values. Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

The Manual, adopted by our Board of Directors, addresses the following issues: applicable standards and blackout periods regarding the information in connection with transactions of our securities or those of our affiliates, entered into by directors, management, principal executives, employees and other related parties; the existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.

In addition to the corporate governance rules described above, our Board adopted the Code of Ethics, the ZTAC Plan and the Human Rights Policy. The Code of Ethics is based on general principles such as impartiality, honesty, integrity and other values of similar importance, which are translated into detailed behavioral criteria. The ZTAC Plan reinforces the principles included in the Code of Ethics, but with a special emphasis in avoiding corruption in the form of bribes, preferential treatment, and other similar matters. The Human Rights Policy incorporates and adapts the general principles acknowledged by the United Nations in matter of human rights into the corporate reality.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Endesa Américas S.A.

Investor Relations Department

Santa Rosa 76, Piso 15

Santiago, Chile

(56-2) 2353-4682

Item 16C.	Principal Accountant Fees and Services

Prior to the consummation of the Spin-Off on April 21, 2016, the aggregate fees for services billed by our independent registered accounting firm, as well as the other member firms and their respective affiliates, were approved and paid by Endesa Chile.

Audit fees related to Endesa Américas’ financial statements for the year ended December, 31, 2015, were Ch$ 0.2 billion and will be paid by Endesa Chile during 2016. In addition, during 2015, Ch$ 0.5 billion of audit fees relating to Endesa Américas’ registration statement on Form 20-F was paid by Endesa Chile.

Except as described above, there were no other fees billed or paid during 2015 and 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, see “Item 6. Directors, Senior Management and Employees —C. Board Practices”.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

None.

Item 18.	Financial Statements

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

Item 19.	Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Endesa Américas S.A.
8.1	List of Principal Combined Entities as of December 31, 2015.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Endesa Américas.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ENDESA AMÉRICAS S.A.

By:	/s/ Valter Moro
	Name:	Valter Moro.
	Title:	Chief Executive Officer

Date: April 29, 2016

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

KPMG Auditores Consultores Ltda. Av. Isidora Goyenechea 3520, Piso 2 Las Condes, Santiago, Chile	Teléfono +56 (2) 2798 1000 Fax +56 (2) 2798 1001 www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Endesa Américas S.A.:

We have audited the accompanying combined statements of financial position of Endesa Américas (the “Combined Group”) as of December 31, 2015 and 2014, and the related combined statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the financial statements of certain combined entities which financial statements reflect total assets constituting 10.93 percent and 12.11 percent as of December 31, 2015 and 2014, and total revenues constituting 13.77 percent, 15.58 percent and 12.21 percent for the years ended December 31, 2015, 2014 and 2013, respectively, of the related combined totals. In addition, we did not audit the financial statements of Enel Brasil S.A (a 38.64 percent owner investee company). The Combined Group’s investment in Enel Brasil S.A. as of December 31, 2015 and 2014 was ThCh$ 444,182,605 and ThCh$ 538,876,929, respectively, and its equity in earnings was ThCh$ 36,473,505, ThCh$ 62,181,301 and ThCh$ 94,402,624 for the years ended December 31, 2015, 2014 and 2013, respectively. Those financial statements, which were prepared in accordance with applicable local statutory accounting standards, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts of those entities whose financial statements have been prepared based on such accounting standards, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these combined entities and non-combined investees to conform them to the Combined Group’s accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Endesa Américas as of December 31, 2015 and 2014, and the combined results of its operations and its cash flows for the each of the years in the three-years ended December 31, 2015, in conformity with IFRS as issued by the IASB.

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Without modifying our opinion, we draw attention to Notes 1 and 2 to the combined financial statements, which describes their basis of preparation, including the approach to and the purpose for preparing them.

/s/ KPMG
KPMG Auditores Consultores Ltda.
Santiago, Chile
April 29, 2016

KPMG Auditores Consultores Ltda, a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487—C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4510-2220 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the consolidated balance sheet of Endesa Argentina S.A. as of December 31, 2015 and 2014, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Buenos Aires City, Argentine Republic.

March 22, 2016

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L

Member of Ernst & Young Global Limited

Pistrelli, Henry Martin y Asociados S.R.L. 25 de mayo 487—C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4510-2220 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the consolidated balance sheet of Endesa Argentina S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Buenos Aires City, Argentine Republic.

April 20, 2015

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L

Member of Ernst & Young Global Limited

Centro Empresarial PB 370 Praia de Botafogo, 370 5º ao 8º Andares- Botafogo 22250-040 - Rio de Janeiro, RJ, Brasil Tel.: (55 21) 3263-7000 ey.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Enel Brasil S.A.

We have audited the accompanying consolidated statements of financial position of Enel Brasil S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enel Brasil S.A. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Paulo José Machado

Paulo José Machado

Partner

Rio de Janeiro, RJ - Brazil

March 28, 2016

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

Combined Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

Combined Statements of Financial Position

As of December 31, 2015 and 2014

(In thousands of Chilean pesos)

	Note	12-31-2015	12-31-2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	112,313,130	298,442,230
Other current financial assets	6	5,641,903	23,385,199
Other current non-financial assets		14,336,049	30,273,484
Trade and other current receivables, net	7	199,139,964	116,156,318
Current accounts receivable from related parties	8	37,639,756	26,125,993
Inventories	9	25,926,892	28,899,937
Current income tax receivables	10	50,966	2,588,814

TOTAL CURRENT ASSETS		395,048,660	525,871,975

NON-CURRENT ASSETS
Other non-current financial assets	6	625,981	1,216,953
Other non-current non-financial assets		3,239,510	2,331,504
Trade and other non-current receivables, net	7	230,824,700	141,216,512
Investments accounted for using the equity method	11	446,338,964	540,856,061
Intangible assets other than goodwill	12	31,083,689	33,599,920
Goodwill	13	100,700,656	100,749,542
Property, plant and equipment, net	14	2,663,590,814	2,609,314,957
Deferred income tax assets	15	18,253,056	47,559,617

TOTAL NON-CURRENT ASSETS		3,494,657,370	3,476,845,066

TOTAL ASSETS		3,889,706,030	4,002,717,041

CURRENT LIABILITIES
Other current financial liabilities	16	221,018,241	144,394,860
Trade and other current payables	19	259,664,724	359,620,851
Current accounts payable to related parties	8	48,128,249	113,060,776
Provisions	20	78,935,605	27,419,411
Current income tax liabilities	10	65,310,111	62,912,077
Other current non-financial liabilities		1,951,294	17,752,031

TOTAL CURRENT LIABILITIES		675,008,224	725,160,006

NON-CURRENT LIABILITIES
Other non-current financial liabilities	16	896,924,119	1,047,567,699
Other non-current payables	19	39,373,175	-
Provisions	20	36,473,503	3,692,437
Deferred income tax liabilities	15	163,761,907	158,274,836
Non-current provisions for employee benefits	21	21,548,342	24,924,791
Other non-current non-financial liabilities		18,698,412	26,041,215

TOTAL NON-CURRENT LIABILITIES		1,176,779,458	1,260,500,978

TOTAL LIABILITIES		1,851,787,682	1,985,660,984

EQUITY
Allocated capital	22	899,433,829	899,433,829
Retained earnings		1,275,029,104	1,176,110,289
Other reserves	22	(1,000,763,503)	(850,834,523)
Equity attributable to Parent Company		1,173,699,430	1,224,709,595
Non-controlling interests	22	864,218,918	792,346,462

TOTAL EQUITY		2,037,918,348	2,017,056,057

TOTAL LIABILITIES AND EQUITY		3,889,706,030	4,002,717,041

See accompanying notes to the combined financial statements.

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

Combined Statements of Comprehensive Income, by Nature

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

	Note	2015	2014	2013
Revenues	23	1,238,466,148	1,154,414,240	997,632,514
Other operating income	23	64,649,040	61,145,248	59,762,114
Revenues and Other Operating Income		1,303,115,188	1,215,559,488	1,057,394,628

Raw materials and consumables used	24	(481,747,189)	(369,241,528)	(335,977,638)
Contribution Margin		821,367,999	846,317,960	721,416,990

Other work performed by the entity and capitalized	14	11,937,667	12,704,316	8,356,167
Employee benefits expense	25	(85,228,546)	(70,044,869)	(60,148,919)
Depreciation and amortization expense	26	(108,405,664)	(103,836,335)	(97,054,335)
Impairment losses	26	(4,813,372)	(2,057,856)	(6,523,091)
Other expenses	27	(73,291,022)	(60,036,018)	(52,540,675)
Operating Income		561,567,062	623,047,198	513,506,137

Other gains, net		(508,842)	749,878	843,216
Financial income	28	59,300,320	93,967,597	15,137,466
Financial costs	28	(87,794,374)	(65,211,336)	(66,695,425)
Share of profit and losses of investments accounted for using the equity method	11	38,679,661	61,598,411	95,037,838
Foreign currency exchange gains (losses), net	28	96,180,972	(20,192,761)	(11,576,858)

Profit before income taxes		667,424,799	693,958,987	546,252,374
Income tax expense	29	(256,249,256)	(204,051,052)	(167,912,189)
NET PROFIT		411,175,543	489,907,935	378,340,185
Net profit attributable to
Parent Company		180,532,061	220,154,609	180,783,612
Non-controlling interests	22	230,643,482	269,753,326	197,556,573
NET PROFIT		411,175,543	489,907,935	378,340,185

See accompanying notes to the combined financial statements.

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

Combined Statements of Comprehensive Income, by Nature (continued)

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

	Note	2015	2014	2013

Net profit		411,175,543	489,907,935	378,340,185

Components of other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes

Gains (losses) from defined benefit plans	21	613,439	(1,059,671)	(1,886,866)

Other comprehensive income (loss) that will not be reclassified subsequently to profit or loss, before income taxes		613,439	(1,059,671)	(1,886,866)

Components of other comprehensive income (loss) that may be reclassified subsequently to profit or loss, before income taxes
Foreign currency translation gains (losses), net		(246,605,412)	(20,011,384)	(21,255,438)
Losses from available-for-sale financial assets		(441,549)	-	-
Net losses from cash flow hedges		(14,000,334)	(6,775,034)	(10,969,229)
Reclassification adjustments on cash flow hedge		(82,436)	(2,286,230)	(1,233,581)
Share of other comprehensive loss from investments accounted for using the equity method		(1,897,439)	(1,998,473)	1,597,229

Other comprehensive loss that may be reclassified subsequently to profit or loss, before income taxes		(263,027,170)	(31,071,121)	(31,861,019)

Components of other comprehensive loss, before income taxes		(262,413,731)	(32,130,792)	(33,747,885)
Income tax related to defined benefit plans		(179,032)	(361,308)	644,029

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss		(179,032)	(361,308)	644,029
Components of other comprehensive income that will be reclassified subsequently to profit or loss, before income taxes
Income tax related to cash flow hedge		3,877,991	2,615,522	3,622,664

Income tax related to components of comprehensive income that will be reclassified subsequently to profit or loss		3,877,991	2,615,522	3,622,664

Total Other Comprehensive Loss		(258,714,772)	(29,876,578)	(29,481,192)

TOTAL COMPREHENSIVE INCOME		152,460,771	460,031,357	348,858,993

Comprehensive income attributable to
Parent Company		9,705,250	236,689,787	145,057,118
Non-controlling interests		142,755,521	223,341,570	203,801,875

TOTAL COMPREHENSIVE INCOME		152,460,771	460,031,357	348,858,993

See accompanying notes to the combined financial statements.

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

Combined Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

			Change in Reserves
	Allocated Capital	Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Available for sale revaluation reserve	Other Miscellaneous Reserves	Total Reserves Other than Retained Earnings	Retained Earnings	Equity Attributable to the Parent Company	Non- controlling Interests	Total Equity
Balance as of 1-1-2015	899,433,829	(28,331,643)	(1,991,688)	-	(820,511,192)	(850,834,523)	1,176,110,289	1,224,709,595	792,346,462	2,017,056,057
Comprehensive income:
Net profit for the year	-	-	-	-	-	-	180,532,061	180,532,061	230,643,482	411,175,543
Other comprehensive loss	-	(162,710,302)	(6,030,795)	(118,662)	(1,967,052)	(170,826,811)	-	(170,826,811)	(87,887,961)	(258,714,772)
Total comprehensive income	-	-	-	-	-	-	-	9,705,250	142,755,521	152,460,771
Distributions to the Parent Company	-	-	-	-	-	-	(84,786,169)	(84,786,169)	(70,883,065)	(155,669,234)
Other	-	-	-	-	20,897,831	20,897,831	3,172,923	24,070,754	-	24,070,754

Balance as of 12-31-2015	899,433,829	(191,041,945)	(8,022,483)	(118,662)	(801,580,413)	(1,000,763,503)	1,275,029,104	1,173,699,430	864,218,918	2,037,918,348

		Change in Reserves
	Allocated Capital	Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Other Miscellaneous Reserves	Total Reserves Other than Retained Earnings	Retained Earnings	Equity Attributable to the Parent Company	Non- controlling Interests	Total Equity
Balance as of 1-1-2014	899,433,829	(50,898,021)	2,118,519	(760,605,537)	(809,385,039)	1,116,137,754	1,206,186,544	908,398,637	2,114,585,181
Comprehensive income:
Net profit for the year	-	-	-	-	-	220,154,609	220,154,609	269,753,326	489,907,935
Other comprehensive income (loss)	-	22,566,378	(4,110,207)	(1,920,993)	16,535,178	-	16,535,178	(46,411,756)	(29,876,578)
Total comprehensive income	-	-	-	-	-	-	236,689,787	223,341,570	460,031,357
Distributions to the Parent Company	-	-	-	-	-	(87,423,513)	(87,423,513)	(339,248,687)	(426,672,200)
Other	-	-	-	(57,984,662)	(57,984,662)	(72,758,561)	(130,743,223)	(145,058)	(130,888,281)

Balance as of 12-31-2014	899,433,829	(28,331,643)	(1,991,688)	(820,511,192)	(850,834,523)	1,176,110,289	1,224,709,595	792,346,462	2,017,056,057

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

Combined Statements of Changes in Equity (continued)

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

		Change in Reserves
	Allocated Capital	Reserve for Exchange Differences in Foreign Currency Translation	Reserve for Cash Flow Hedges	Other Miscellaneous Reserves	Total Reserves Other than Retained Earnings	Retained Earnings	Equity Attributable to the Parent Company	Non- controlling Interests	Total Equity
Balance as of 1-1-2013	899,433,829	(18,394,521)	7,565,902	(724,055,318)	(734,883,937)	999,835,880	1,164,385,772	875,267,825	2,039,653,597
Comprehensive income:
Net profit for the year	-	-	-	-	-	180,783,612	180,783,612	197,556,573	378,340,185
Other comprehensive income (loss)	-	(32,503,500)	(5,447,383)	2,224,389	(35,726,494)	-	(35,726,494)	6,245,302	(29,481,192)
	-	-	-	-	-	-	145,057,118	203,801,875	348,858,993
Distributions to the Parent Company	-	-	-	-	-	(110,447,460)	(110,447,460)	(180,094,469)	(290,541,929)
Other	-	-	-	(38,774,608)	(38,774,608)	45,965,722	7,191,114	9,423,406	16,614,520

Balance as of 12-31-2013	899,433,829	(50,898,021)	2,118,519	(760,605,537)	(809,385,039)	1,116,137,754	1,206,186,544	908,398,637	2,114,585,181

See accompanying notes to the combined financial statements.

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

Combined Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Chilean pesos)

	Note	2015	2014	2013
Cash flows from operating activities

Types of collection from operating activities
Collections from the sale of goods and services		1,272,107,327	1,270,600,531	1,087,393,208
Collections from royalties, payments, commissions, and other income from ordinary activities		3,865,539	3,680,012	6,152,266
Collections from premiums and services, annual payments, and other benefits from policies held		13,165,734	20,348,278	565,098
Other cash collections from operating activities		23,959,377	-	-
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(539,546,214)	(439,067,397)	(437,043,462)
Payments to and on behalf of employees		(49,572,855)	(55,252,086)	(63,832,629)
Payments on premiums and services, annual payments, and other obligations from policies held		(4,373,412)	(4,483,416)	(105,916)
Other payments for operating activities		(51,345,413)	(41,309,466)	(33,439,518)
Cash generated from operating activities
Income taxes paid		(158,569,664)	(144,763,880)	(126,909,606)
Other outflows of cash, net		(36,687,804)	(41,856,525)	(37,392,670)

Net cash provided by operating activities		473,002,615	567,896,051	395,386,771

Cash flow from investment activities
Other collections from the sale of equity or debt instruments belonging to other entities		20,000,882	90,115,470	24,340,564
Other payments to acquire equity or debt instruments belonging to other entities		-	(110,243,608)	-
Purchases of property, plant and equipment		(261,849,214)	(266,280,552)	(206,847,802)
Collections from sale of property, plant and equipment		20,063	-	-
Purchases of intangible assets		(12,049,927)	-	-
Payments from future, forward, option and swap contracts		(232,944)	(1,873,006)	(618,468)
Collections from future, forward, option and swap contracts		10,719,919	7,735,582	13,093,303
Dividends received		1,086,871	126,202,089	44,033,477
Interest received		8,960,495	9,790,130	7,647,857
Other inflows (outflows) of cash, net		-	7,906,450	(394,428)

Net cash used in investing activities		(233,343,855)	(136,647,445)	(118,745,497)

Cash flows from financing activities
Proceeds from issuance of shares of Central Costanera S.A. to non-controlling interests		-	-	11,465,088
Net proceeds from the Parent		(19,289,783)	(141,744,973)	(31,649,544)

Total proceeds from loans		347,776,657	199,479,100	172,786,521

Proceeds from long-term loans		79,136,157	191,794,104	164,871,359
Proceeds from short-term loans		268,640,500	7,684,996	7,915,162
Proceeds from related parties		28,915,331	-	-
Payments on borrowings		(319,681,315)	(86,161,052)	(40,693,405)
Payments on financial lease liabilities		(9,146,617)	(5,730,333)	(5,071,087)
Payments to related parties		(28,979,409)	-	-
Distributions paid to the Parent Company		(333,556,003)	(273,589,151)	(254,701,256)
Interest paid		(93,526,342)	(82,627,111)	(66,489,311)
Other outflows of cash, net		(3,203,366)	(3,211,245)	(3,198,921)

Net cash used in finance activities		(430,690,847)	(393,584,765)	(217,551,915)

Net (decrease) increase in cash and cash equivalents before the effect of exchange rate changes		(191,032,087)	37,663,841	59,089,359
Effect of exchange rate changes on cash and cash equivalents		4,902,987	(25,440,304)	(4,195,956)
Net (decrease) increase in cash and cash equivalents		(186,129,100)	12,223,537	54,893,403
Cash and cash equivalents at beginning of the year	5	298,442,230	286,218,693	231,325,290
Cash and cash equivalents at end of the year	5	112,313,130	298,442,230	286,218,693

See accompanying notes to the combined financial statements.

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS

ENDESA AMÉRICAS S.A. AND COMBINED ENTITIES

NOTES TO THE COMBINED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013.

(In thousands of Chilean pesos)

1.	BACKGROUND

On April 28, 2015, Empresa Nacional de Electricidad S.A. (“Endesa”) informed the Superintendence of Securities and Insurance (the “SVS”) through a significant event, that the Board of Directors of its direct parent, Enersis S.A., communicated that it had decided to initiate an analysis of a corporate reorganization aimed at the separation of the activities of power generation and distribution in Chile from other activities conducted outside of Chile by Enersis S.A. and its subsidiaries Endesa and Chilectra S.A., while maintaining its inclusion in the Enel S.p.A. group.

In the same significant event, the Board of Directors of Endesa reported that it had agreed to initiate studies to analyze a possible corporate reorganization consisting of the spin-off of Endesa’s businesses in Chile from those outside of Chile, and eventually merge the latter into a single company. Furthermore, it indicated that the objective of this reorganization is to create value for all of its shareholders, as none of these operations require the contribution of additional resources from shareholders. The possible corporate reorganization would take into account the best interests as well as all shareholders’ interests, with special attention paid to minority interests, and if it were approved, be subject to approval at an Extraordinary Shareholders’ Meeting.

On July 27, 2015, pursuant to the provisions of Articles 9 and 10 of the Securities Market Law No. 18,045 and the provisions of General Norm No. 30 of the SVS, Endesa informed the SVS by means of a significant event, that the Board of Directors of the Endesa had decided unanimously, that if the separation of power generation and distribution activities in Chile from the rest of the activities of Enersis group outside of Chile were approved, the reorganization would be carried out through certain corporate transactions.

On November 10, 2015, an extraordinary meeting of the Board of Directors of Empresa Nacional de Electricidad S.A. was held, which agreed to convene and Extraordinary Shareholders’ Meeting on December 18, 2015, in order to approve the corporate reorganization and other related topics.

At the Extraordinary Shareholders’ Meeting of Endesa held on December 18, 2015, shareholders approved the demerger of Endesa into two companies (the “Spin-Off”). As a result of this Spin-Off will be created Endesa Américas S.A. (“Endesa Américas”), a new publicly held company, which will be governed under Chapter XII of D.L. 3,500 and to which will be allocated the shareholdings and other associated assets and liabilities of Endesa Chile outside Chile. All of Endesa Chile’s shareholders will participate in Endesa Américas in the same proportion that they had in the Endesa Chile’s capital, with a number of shares equal to what they had in Endesa (ratio 1:1); remaining in the demerged company (“Endesa Chile”) all the respective business currently performed in Chile, including the equity comprising the assets, liabilities and administrative authorizations in Chile not expressly allocated to Endesa Américas in the Spin-Off.

As part of the Spin-Off, among other amendments to the by-laws of Endesa, it was agreed to reduce the capital of Endesa as a consequence of the Spin-Off from ChTh$ 1,331,714,085, divided into 8,201,754,580 registered shares of the one series and without par value, to the new amount of ChTh$ 552,777,320 divided into 8,201,754,580 registered shares of the one series and of no par value. Additionally, it was also agreed to (i) establish the capital of Endesa Américas, corresponding to the amount by which the capital of Endesa Chile has been decreased, divided into 8,201,754,580 registered common shares, all of the same series and without par value, and (ii) distribute the company’s equity interest between Endesa Chile and Endesa Américas, by allocating assets and liabilities as indicated by the aforementioned meeting, to Endesa Américas.

Meanwhile, the by-laws of Endesa Américas were approved, which, as of its effectiveness, shall be subject, in an anticipated and voluntarily manner, to the norms set forth in Article 50 Bis of the Chilean Companies Law related to the election of independent directors and the creation of the Directors’ Committee.

Finally, on January 28, 2016, in compliance with the agreement reached at the Extraordinary Shareholders’ Meeting of Endesa held on December 18, 2015 (hereinafter “Meeting”), the Board of Directors of Endesa acknowledges that the condition precedent regarding the spin-off of Endesa has been met, and accordingly has also arranged to grant the public deed that declares the completion of the condition precedent, entitled “Public Deed of Compliance of the Condition of the Spin-Off of Empresa Nacional de Electricidad S.A.”, effective on the same date. Consequently, and as agreed at the Meeting, the Endesa’s Spin-Off took effect on Tuesday, March 1, 2016, whereupon the new corporation, Endesa Américas S.A. (“Endesa Américas”), began to exist, and verifies the capital decrease and the other amendments to the by-laws of Endesa Chile that have been approved.

Steps to carry out the corporate reorganization, which were approved on Extraordinary Shareholders’ Meeting:

a) Related to the preparation of the Combined Financial Statements

•

Endesa and Chilectra S.A. will affect spin-offs, resulting in a formation of new companies called Endesa Américas S.A. and Chilectra Américas. The continuing companies of the spin-offs (hereinafter “Endesa Chile” and “Chilectra Chile”, respectively) would retain the business developed in Chile of each respective company before spin-off. To them will be allocated the shareholdings, the assets and liabilities of each current company, as well as administrative authorizations in Chile. Meanwhile, to the companies formated in the spin-off, namely, Endesa Américas S.A. and Chilectra Américas S.A., would be allocated the shareholdings related to the international business (mainly participation in companies domiciled in Argentina, Brazil, Colombia and Peru). The new companies Endesa Américas S.A. and Chilectra Américas S.A. would be traded on the Stock Exchanges where the share of Endesa and Chilectra, respectively, are currently traded. Endesa Américas S.A. also would be governed by Title XII under the D. L. 3500 of November 4, 1980.

•

Enersis S.A. will affect spin-off, resulting in a formation of a new company called Enersis Chile S.A. (hereinafter “Enersis Chile”). To the continuing company of the spin-off, called Enersis Américas S.A. (hereinafter “Enersis Américas”), will be allocated the shareholdings and investments in companies Endesa Américas and Chilectra Américas and related liabilities assigned to the divided business. Thus, the new company, Enersis Chile, would get Chilean business holded by Endesa Chile and Chilectra Chile, and the continuing company Enersis Américas would retain international business holded by Endesa Américas and Chilectra Américas. The new company Enersis Chile would be listed on the Stock Exchanges, where the shares of Enersis are currently traded, and also would be governed by Title XII under the D. L. 3500 of November 4, 1980.

b) Related to the subsequent processes of the spin-off phase.

•

Once the previously mentioned spin-offs are completed, Enersis Américas would absorb by merger Chilectra Américas and Endesa Américas, thus grouping all international shares of the Enersis group outside of Chile in Enersis Américas. Enersis Chile, indirectly through ownership of Endesa Chile and Chilectra Chile, will develop the Chilean domestic business, which represent a significant simplification in comparison to the current structure.

As of April 13, 2016, the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, “SVS”) proceeded to record Endesa Américas and its shares in the Securities Registry, according to a certificate issued by this entity, and that it has made the respective listings in the Santiago Stock Exchange, the Valparaíso Stock Exchange, the Chile Electronic Stock Exchange and the New York Stock Exchange of United States of America, all in accordance with the decision made at the Extraordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A. held on December 18, 2015. Therefore, the shares of the divided equity of Endesa Américas were distributed free of any payment to the shareholders of Endesa Chile entitled to receive them as of April 21, 2016 and began to be traded.

These combined financial statements of “Endesa Américas” do not include effects that could potentially arise as a result of the previously mentioned merger.

1.1	The Combined Group’s activities

Endesa Américas comprises of its combined entities and investments in associates and joint ventures (the “Combined Group”).

Endesa Américas is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. Endesa Américas is in process of registration in the securities register of the SVS. In addition, Endesa Américas is in process of registration with the Securities and Exchange Commission of the United States of America (the “SEC”).

Endesa Américas’ corporate purpose consists of generating, transporting, producing, and distributing electrical energy. The Combined Group’s corporate purpose also includes investing and managing through investments in its combined entities or associates, dealing with generating, transmitting, distribution or marketing of the electric power.

Endesa Américas is a subsidiary of Enersis Américas S.A., the company which in turn is a subsidiary of Enel Iberoamérica S.R.L., a company controlled by Enel S.p.A.

2.	BASIS OF PREPARATION OF THE COMBINED FINANCIAL STATEMENTS

2.1	Basis of preparation

The combined financial statements as of December 31, 2015 of Endesa Américas have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They were approved by the Board of Directors at its meeting held on April 28, 2016.

As of December 31, 2015, the Combined Group does not represent a group for consolidated financial statement reporting purposes in accordance with IFRS 10 Consolidated Financial Statements.

The combined financial statements reflect the combined financial position and operations of the Combined Group as it would have been incorporated following the spin-off, whose date would have been January 1, 2013. The combined financial statements may not be indicative of the Combined Group’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated, since January 1, 2013 as an independent company during the periods presented.

Appendix 1 of these combined financial statements includes the list of combined entities.

The Combined Group used the same accounting policies and valuation methods for the preparation of these combined financial statements, as those used by the consolidated foreign consolidated subsidiaries and non-consolidated investee entities of Endesa for the preparation of Endesa’s Consolidated Financial Statements. These accounting policies have been disclosed under this note and Note 3 Accounting policies. The entities and associates are included these combined financial statements using their respective historical carrying values and amounts included in Endesa’s Consolidated Financial Statements.

Since IFRS does not provide any guidance for the preparation of combined financial statements, paragraph 12 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been used for the preparation of the combined financial statements. This paragraph requires that the latest pronouncements of other standard setters, other accounting literature and accepted industry practice should be considered. The combined financial statements of Endesa Américas have been derived from the aggregation of the net assets of the foreign business of Endesa. All intra-group balances, revenues, expenses and unrealized gains and losses arising from transactions between companies belonging to Combined Group were eliminated when preparing the combined financial statements. In addition, the investments of the holding companies in the Combined Group were eliminated against the equity of the respective combined entities. Transactions with Endesa group companies, which do not belong to the Combined Group, have been disclosed as transactions with related parties.

The combined financial statements have been prepared and published in thousands of Chilean peso (ThCh$). Foreign operations are reported in accordance with the accounting policies stated in Note 3.j. Rounding differences may occur in respect of individual amounts or percentages.

Principles applied in preparing the Combined Financial Statements

The following summarizes the accounting and other principles applied in preparing the combined financial statements. Management considers that the allocations described below have been made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Combined Group had been a stand-alone entity.

Distribution of paid-in capital and allocation of other equity accounts, including retained earnings, other equity reserves and other comprehensive income.

a. Paid-in capital: paid-in capital of Endesa has been assigned to Endesa Américas S.A. for purposes of presentation of the combined financial statements based on the proportion of the book value of the net assets assigned to the latter (foreign operations).

b. Retained earnings, including results for the period: similar to the allocation of paid-in capital, retained earnings of Endesa for all periods presented, including the results for the periods, have been assigned to Endesa Américas S.A. on the proportion of the book value of the net assets assigned to the latter (foreign operations).

c. Other equity reserves and other comprehensive income: equity reserves of Endesa have been assigned to Endesa Américas S.A. based on their origin, distinguishing, as appropriate, those components that in accordance with IFRS will not be reclassified subsequently to profit or loss and components that might be reclassified subsequently to profit or loss.

According to this definition, items related to other comprehensive income, such as net losses from cash flow hedges, foreign currency translation gains (losses), losses from available-for-sale financial assets, gains (losses) from defined benefit plans and related deferred tax effects, have been identified and assigned to Endesa Américas S.A.

The remaining reserves are mainly associated with the “Other Miscellaneous Reserves” included in equity of Endesa. These reserves are primarily composed of the economic effects of prior reorganizations, business combinations under common control, repayment of non-controlling interest, effects of the capital increase in 2013, residual effects of first-time adoption of IFRS and the effects the current process of corporate reorganization. The allocation of these reserves to Endesa Américas S.A. has been performed considering the nature of the transactions which gave rise to reserves.

Earnings per share information is not presented because Endesa Américas as of reporting date did not have any authorized, issued and outstanding shares.

Cash and cash equivalents

Cash and cash equivalents of the foreign subsidiaries of Endesa are included in these combined financial statements. In addition, according to the relative weight of the valuations of the companies within the combination perimeter and depending on the determined amount corresponding to each entity, the ratios obtained for the division of the cash and cash equivalents Endesa on a stand-alone basis, are as follows:

	Proportion of Economic Assets
Entity	Endesa Chile	Endesa Américas
Endesa	66%	34%

Intercompany balances and transactions with related parties

Intercompany balances with successors of Endesa were allocated by identifying the entity that provided/received the service as well as the nature of it. Intercompany balances with Endesa Américas were eliminated in full for the purpose of these combined financial statements. Intercompany balances with Endesa Chile were included in these combined financial statements and disclosed as accounts with related parties.

Debt instruments and related interest expenses, exchange differences and effects of hedge accounting strategies

Financial debt and related interest expenses and exchange rate differences of the foreign subsidiaries of Endesa are included in these combined financial statements. Financial debt and related interest expenses and exchange rate differences of Endesa on a stand-alone basis have been 100% allocated to Endesa Chile and not included in these combined financial statements.

In relation to derivative instruments designated as hedging instruments the foreign subsidiaries of Endesa are included in these combined financial statements. Endesa’s Management has adopted as a criterion to keep the strategies of hedge accounting. Therefore, all effects on the statement of financial position, income and other comprehensive income are assigned to the different companies to which the hedged items were assigned. In the case of Endesa on a stand-alone basis, the main items covered by the hedging strategies are related to debt (hedging exposure to foreign currency debt and variability of the interest rate). Therefore, the main derivative instruments associated with such hedging strategies have been allocated to Endesa Chile, which is the successor entity and which assumes 100% of the stand-alone debt of Endesa.

Personnel, salary expenses other employee benefits

For purposes of properly allocating the accounting effect of personnel from Endesa on a stand-alone basis between Endesa Chile and Endesa Américas, the Endesa’s Management defined as a criterion to identify those personnel whose main activities are related 100% with the operations based in Chile, which are virtually all employees of Endesa. This group of employees was assigned to Endesa Chile. On the other hand, Management also identified those employees whose main activities relate 100% to foreign operations. This group of employees was assigned to Endesa Américas.

Below is a summary table presenting the breakdown of the employees to be allocated to Endesa Chile and Endesa Américas:

	Employee Allocation
Entity	Endesa Chile	Endesa Américas
Endesa	919	6

Once the allocation of personnel was determined, management of Endesa applied the following criteria to the allocation of all personnel related accounts of the statements of financial position and comprehensive income:

•

Allocation of the costs directly related to the personnel, such as wages and salaries, post-employment benefit obligations expense and social security and other benefits, travel expenses, etc., was performed based on the assignment of the related personnel to the Combined Group, described above.

Other shared costs

The combined statements of income include expense allocations for certain corporate functions provided by Endesa, including but not limited to, human resources administration, treasury, risk management, internal audit, accounting, tax, legal, insurance, medical services, information technology support, communication management, and other shared services. These expenses were allocated to Endesa Chile and Endesa Américas based on a specific identification basis, or in certain cases based on a pro-rata basis of headcount or some other basis depending on the nature of the allocated cost. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by Endesa Américas during the periods presented.

Dividends receivable and payable

The criterion defined by Endesa’s Management to allocate to both Endesa Chile as well as to Endesa Américas a portion of dividends receivable accounts as of the date of the corporate spin-off, has been based mainly on identifying the origin of each one of those dividends receivable. Thus, the dividends which come directly from a foreign subsidiary have been allocated 100% to Endesa Américas.

Income tax

The tax effect (income statement and income tax provision) related to the foreign subsidiaries of Endesa are included in these combined financial statements and was calculated using the statutory corporate tax rates according to the country where the adjustment was originated.

In addition, the tax effect in the income statement of Endesa on a stand-alone basis has been allocated to these combined financial statements by determining a hypothetical taxable income as if Endesa Chile and Endesa Americas’ had operated as separate tax payers. However, from a tax point of view, there is currently only one taxpaying company, which is Endesa, and whose successor entity would be Endesa Chile. Accordingly, the income tax provision of Endesa has not been allocated to the combined financial statements.

Deferred income tax assets and liabilities, have been allocated to Endesa Américas and Endesa Chile, taking into account the underlying assets and liabilities, whose respective temporary differences have generated such deferred taxes.

Other working capital accounts

Working capital items such as accounts receivable, accounts payable and inventories that are directly attributable to the operations of the Combined Group are included in the combined financial statements.

2.2   New accounting pronouncements

a)   Accounting pronouncements effective from January 1, 2015:

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 19: Employee Benefits

The purpose of this amendment is to simplify the accounting for contributions from employees or third parties that are not determined on the basis of an employee’s years of service, such as employee contributions calculated according to a fixed percentage of salary.

Annual periods beginning on or after July 1, 2014.

Improvements to IFRS (2010-2012 and 2011-2013 Cycles)

These are a set of improvements that were necessary, but not urgent, and that amend the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38 and IAS 40.

Annual periods beginning on or after July 1, 2014.

The new interpretation and amendments adopted, which went into effect on January 1, 2015, had no significant effect on the combined financial statements of Endesa Américas.

b)     Accounting pronouncements effective from January 1, 2016 and subsequent periods:

As of the date of issue of these combined financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

Standards, Interpretations and Amendments	Mandatory Application for:

IFRS 9: Financial Instruments

This is the final version of the standard issued in July 2014 and which completes the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. This project was divided into 3 phases:

Phase 1 – Classification and measurement of financial assets and financial liabilities. This introduces a logical focus for the classification of financial assets driven by cash flow characteristics and the business model. This new model also results in a single impairment model being applied to all financial instruments.

Phase 2 – Impairment methodology. The objective is a more timely recognition of expected credit losses. The standard requires entities to account for expected credit losses from the time when financial instruments are first recognized in the financial statements.

Phase 3 – Hedge accounting. This establishes a new model aimed at reflecting better alignment between hedge accounting and risk management activity. Also included are enhancements to required disclosures.

This final version of IFRS 9 replaces the previous versions of the Standard.

Annual periods beginning on or after January 1, 2018.

IFRS 14: Regulatory Deferral Accounts

The purpose of this standard is to reduce the barriers to adoption of the IFRS by entities that carry out business activities that are subject to price or rate regulation. This standard allows those who are first-time adopters of IFRS, and who meet the requirements, to continue to account for regulatory deferral balances in their first IFRS financial statements using their previous GAAP accounting practices regarding regulated rates. It also establishes specific requirements for presenting balances and disclosing information.

Annual periods beginning on or after January 1, 2016.

IFRS 15: Revenue from Contracts with Customers

This new standard applies to all contracts with customers except leases, financial instruments and insurance contracts. Its purpose is to make financial information more comparable, and it provides a new model for revenue recognition and more detailed requirements for contracts with multiple obligations. It also requires more itemized information. This standard will replace IAS 11 and IAS 18 as well as their interpretations (IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31).

Annual periods beginning on or after January 1, 2018.

Standards, Interpretations and Amendments	Mandatory Application for:

IFRS 16: Leases

On January 13, 2016 the IASB has published a new standard, IFRS 16 “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. However, for lessee accounting, the new standard requires recognition of a right of use an asset and a corresponding liability, similar to finance lease accounting under IAS 17 for most lease contracts. IFRS 16 supersedes IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has also been applied.

Annual periods beginning on or after January 1, 2019.

Amendment to IFRS 11: Joint Arrangements

This amendment states that the accounting standards contained in IFRS 3 and other standards that are applicable to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitutes a business.

Annual periods beginning on or after January 1, 2016.

The amendment to IAS 16 explicitly forbids the use of revenue-based depreciation for property, plant and equipment. The amendment to IAS 38 introduces the rebuttable presumption that, for intangible assets, the revenue-based amortization method is inappropriate and establishes two limited exceptions.

Annual periods beginning on or after January 1, 2016.

Improvements to IFRS (2012-2014 Cycles) These are a set of improvements that were necessary, but not urgent, and that amend the following standards IFRS 5, IFRS7, IAS19 and IAS 34.	Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 and IAS 28 relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

Effective date deferred indefinitely

Amendment to IAS 27: Equity Method in Separate Financial Statements

This amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The objective of the amendment is to minimize the costs associated with complying with the IFRS, particularly for those entities applying IFRS for the first time, without reducing the information available to investors.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to assist companies in applying professional judgment to determine the disclosures that should be included in their financial statements.

Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities, Application of the Consolidation Exception

The amendments, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016.

The Combined Group is assessing the impact of applying IFRS 9, IFRS 15 and IFRS 16 as of their effective date. In Management’s opinion, the application of the other standards and amendments pending application is not expected to have a significant effect on the combined financial statements of Endesa Américas.

2.3     Responsibility for the information, judgments and estimates provided

Management is responsible for the information contained in these combined financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the combined financial statements, certain judgments and estimates made by the Combined Group’s management have been used to quantify some of the assets, liabilities, revenues, expenses and commitments recognized in the statements.

The most important areas that have required professional judgment are:

•

In a service concession agreement, the decision as to whether a principal controls or regulates which services the operator should provide, to whom and at what price. These are essential details when applying IFRIC 12 Service Concession Arrangements (see Note 3.c.1).

•	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.d).

•	The hierarchy of information used to value assets and liabilities measured at fair value (see Note 3.g).

These estimates refer basically to:

•	The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.d).

•	The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.i.1 and 21).

•	The useful lives of property, plant and equipment, and intangible assets (see Notes 3.a and 3.c).

•	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g and 18).

•

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the combined financial statements and could affect the balances of assets, liabilities, revenues and expenses recognized in the statements (see Appendix 5.2).

•	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.i).

•	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).

•

The tax results of the various combined entities of the Combined Group that will be reported to the respective tax authorities in the future, and that have been used as the basis for recording different balances related to income taxes in these combined financial statements (see Note 3.l).

•	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in the Combined Group acquired in a business combination.

Although these judgments and estimates have been based on the best information available on the issuance date of these combined financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects this change of judgments and estimates in the corresponding future combined financial statements.

2.4     Combined entities

Combined entities are the entities directly or indirectly controlled by the Combined Group. Control is achieved if, and only if the Combined Group:

•	has power over the combined entity;

•	is exposed, or has rights, to variable returns from its involvement with the combined entity; and

•	has the ability to use its power to affect its returns.

When the Combined Group has less than a majority of the voting rights of an investee, it has power over the combined entity when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Combined Group reassesses whether or not it controls an combined entity if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Appendix 1 of these combined financial statements describes the relationship of Endesa Américas S.A. with each of its combined entities.

    2.4.1     Combined entities with an ownership interest of less than 50%

Although the Combined Group, directly and indirectly, holds a 26.87% ownership in the company Empresa Generadora de Energía Eléctrica S.A. (also hereinafter “Emgesa” or “Emgesa S.A.E.S.P.”), it is considered a combined entities since the Combined Group exercises control over the entity through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes. As a result of these facts, while having less than 50% ownership, the Combined Group holds 56.43% of the voting shares of Emgesa and its subsidiary Emgesa Panamá S.A.

2.5     Investments in combined associated companies and joint arrangements

Combined associated are those entities in which the Combined Group, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the investee but does not control or does not have joint control over these policies. In general, if the Combined Group holds 20% or more of the voting power of an investee, it is presumed that the Combined Group has significant influence over an investee.

Joint arrangements are those agreements in which the Combined Group exercises joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the entities’ relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified as:

•	Joint venture: an agreement whereby the parties exercising joint control have rights to the net assets of the arrangement.

•	Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations for the liabilities relating to the arrangement.

The Combined Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Combined Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recognized for that investment in the statement of financial position, unless the Combined Group has a present obligation (either legal or implicit) to support the company’s negative equity position, in which case a provision is recognized.

Goodwill from the associate or joint venture is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when there are indicators of impairment.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which the Combined Group is entitled based on its interest is recognized under “Share of profit (loss) of associates accounted for using equity method”.

During the reporting periods the Combined Group did not have any joint arrangements that qualify as joint ventures or joint operations.

Appendix 2 to these combined financial statements, entitled “Associated Companies and Joint Ventures”, describes the relationship of the Combined Group and each of these companies.

2.6     Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Combined Group, liabilities incurred by the Combined Group to the former owners of the acquiree and the equity interests issued by the Combined Group in exchange control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and liabilities assumed are recognized at their fair value, except for certain assets and liabilities that are recognized using valuation principles established in other IFRS standards.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.

When a business combination is achieved in stages, the Combined Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Combined Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Business combinations between entities under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved. Any difference between the assets and liabilities contributed to the consolidation and the consideration given is recognized directly in equity as a debit or credit to other reserves. The Combined Group does not restate comparative periods in its combined financial statements for business combinations under common control.

3.	ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying combined financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts.

•

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Combined Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment (see Note 14.b.1).

•	Employee expenses directly related to construction in progress (see Note 14.b.2).

•

Future disbursements that the Combined Group will have to make to close their facilities are incorporated into the value of the asset at fair value, recording in the accounting the corresponding provision for dismantling or restoration. The Combined Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 20).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recognized as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the period in which they are incurred.

The Combined Group’s management, based on the outcome of impairment testing performed explained in Note 3.d, considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Combined Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

The following are the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimateduseful lives
Buildings	22 – 100
Plant and equipment	3 – 85
IT equipment	3 – 15
Fixtures and fittings	5 – 21
Motor vehicles	5 – 10
Other	2 – 33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Categories of Property, plant and equipment	Years of estimateduseful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	35 – 65
Electromechanical equipment	10 – 85
Fuel oil/coal-fired power plants	10 – 35
Transport lines	35

Land is not depreciated since it has an indefinite useful life.

Regarding the administrative concessions held by the Combined Group’s electric companies, the following lists the periods remaining until expiration for the concessions that do not have an indefinite term.

Concession holder and operator	Country	Year concession started	Concession term	Period remaining to expiration
Hidroeléctrica El Chocón S.A. (Generación)	Argentina	1993	30 years	8 years

To the extent that the Combined Group recognizes assets as Property, plant and equipment, they are amortized over their economic life or the concession term, whichever is shorter, when the economic benefit from the asset is limited to its use during the concession term. At the end of each concession period it can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the Combined Group, upon reimbursement for investments made and not yet amortized. Any required investment, improvement or replacement made by the Combined Group is considered in the impairment test to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

Combined Group’s management has evaluated the specific case of the concession described above and has concluded that there are no conclusive factors indicating that the grantor of the concession (a governmental body) has control over the infrastructure and that it can simultaneously determine the service price on a permanent basis. These are essential requirements for applying IFRIC 12 Service Concession Arrangements, an interpretation that establishes how to recognize and value certain types of concessions. (Those that are within the scope of this Standard are presented in Note 3.c.1).

Gains or losses that arise from the sale or disposal of items of Property, plant, and equipment are recognized as “Other gains, net” in the combined comprehensive income statement and are calculated by deducting the carrying amount of the asset and any sales expenses from the amount received in the sale.

b)	Goodwill

Goodwill arising from business combinations represents the excess of the consideration paid plus the amount of any non-controlling interests over the Combined Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed, as well as the determination of goodwill, after the end of the reporting period in which the combination occurs, the amounts previously reported presented are adjusted, for comparative purposes, to include the value of the assets acquired and liabilities assumed and the value of the final goodwill as of acquisition date.

Goodwill arising from acquisition of entities with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the closing exchange rate.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Combined Group’s management estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, it impairment loss is immediately recognized in profit or loss (see Note 3.d).

c)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of December 31, 2015, 2014 and 2013 there are no significant intangible assets with an indefinite useful life.

The criteria for recognizing these assets impairment losses and, if applicable, recovery of impairment losses recognized in previous periods are explained in Note 3.d below.

An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in profit or loss when the asset is derecognised.

c.1)	Concessions

Public-to-private service concession agreements are recognized in accordance with IFRIC 12, Service Concession Agreements. This accounting interpretation applies if:

a)	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

b)	The grantor controls – through ownership, beneficial entitlement, or otherwise – any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, the operator shall recognize an intangible asset to the extent that it receives a right (a license) to charge users of the public service. A right to charge users of the public service is not an unconditional right to receive cash because the amounts are contingent on the extent that the public uses the service.

If the operator is paid for the construction services partly by a financial asset and partly by an intangible asset it is necessary to account separately for each component of the operator’s consideration. The consideration received or receivable for both components shall be recognized initially at the fair value of the consideration received or receivable.

These intangible assets are initially recognized at cost, i.e. the fair value of consideration transferred to acquire the asset, which is the fair value of the consideration received or receivable for the construction services delivered. They are then amortized over the term of the concession.

c.2)	Research and development expenses

The Combined Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Expenditures on research activities are recognized as an expense in the year in which they are incurred. Research activities expenses amounted to ThCh$ 24,139, ThCh$ 791,428 and ThCh$ 771,449 for the years ended December 31, 2015, 2014 and 2013, respectively.

c.3)	Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over five years. Certain easements and water rights have indefinite useful lives and, therefore, are not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

d)	Impairment of assets

d.1)	Non-financial assets

During the period, and principally at the end of each reporting period, the Combined Group’s management evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Combined Group’s management estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Combined Group’s management estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Combined Group uses value-in-use criteria in practically all cases.

To estimate value in use, the Combined Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Combined Group operates. As of December 31, 2015 and 2014 future cash flows projections were extrapolated from the following rates:

Country	Currency	12-31-2015 Rate	12-31-2014 Rate
Argentina	Argentine peso (Ar$)	11.1%	6.9%
Brazil	Brazilian real	4.1% - 5.6%	5.0% - 5.9%
Peru	Peruvian sol (Sol)	3.1%	3.4%
Colombia	Colombian peso (CP)	3.5%	4.3%

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The following are the pre-tax discount rates applied as of December 31, 2015 and 2014, expressed in nominal terms:

Country	Currency	12-31-2015		12-31-2014
		Minimum	Maximum	Minimum	Maximum
Argentina	Argentine peso	34.5%	39.4%	37.2%	38.9%
Brazil	Brazilian real	11.1%	21.1%	9.7%	22.7%
Peru	Peruvian sol	11.3%		12.6%
Colombia	Colombian peso	15.1%		13.3%

If the recoverable amount of the CGU is estimated to be less than its carrying amount, an impairment loss is recognized in the combined statement of comprehensive income. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

Impairment losses recognized for an asset in prior periods are reversed when there are indications that the impairment loss no longer exists or may have decreased, thus increasing the asset’s carrying amount with a credit to earnings. The increase in the asset’s carrying amount shall not exceed that carrying amount that would have been determined had no impairment loss been recognized for the asset. Goodwill impairment losses are not reversed in subsequent periods.

d.2)	Financial assets

The following criteria are used to determine if a financial asset has been impaired:

•

For trade receivables in the electricity generation, transmission and distribution businesses, the Combined Group’s policy is to recognize impairment losses based on the aging of past-due balances. This is the policy generally applied except in cases where a specific collective basis analysis is recommended, such as in the case of receivables from government-owned companies (see Note 7).

•

In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these combined financial statements, the Combined Group had no significant past-due non-commercial financial assets (see Notes 6 and 18).

•	For financial investments available-for-sale, the criteria for impairment applied are described in Note 3.f.1.

e)	Leases

In order to determine whether an arrangement is, or contains, a lease, the Combined Group assesses the economic substance of the agreement, in order to determine whether fulfilment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Combined Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Combined Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which the Combined Group acts as a lessee are recognized at the inception of the arrangement. At that time, the Combined Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

In the case of operating leases, payments are recognized as an expense in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

f)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

  f.1)    Financial assets, except derivatives

The Combined Group classifies its financial assets into four categories:

•

Trade and other receivables and accounts receivable from related parties: These financial assets, that are not quoted in the active market, are measured at amortized cost, which is the initial fair value minus principal repayments made, plus accrued interest, calculated using the effective interest method, minus any reduction through the use of an allowance account for impairment or uncollectibility.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and is charged to finance income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches discounts the estimated future cash flows to be received or paid over the expected life of the financial instrument (or, when appropriate, over a shorter period) to the net carrying amount of the financial asset or financial liability.

•

Held-to-maturity investments: Investments quoted in an active market that the Combined Group intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

•

Financial assets at fair value through profit or loss: This category includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated on a fair value basis. They are measured in the combined statement of financial position at fair value, with changes in value recognized directly in income when they occur.

•

Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories. They are almost all financial investments in equity instruments (see Note 6).

These financial assets are recognized in the combined statement of financial position at fair value when it can be reliably determined. For investments in equity instruments in unlisted companies or companies with lower levels of liquidity, normally the fair value cannot be reliably measured. When this occurs, those investments in equity instruments are measured at cost less impairment losses, if any.

Changes in fair value, net of tax, are recognized in other comprehensive income, until the investments are disposed of, at which time the amount accumulated in other comprehensive income is reclassified to profit or loss.

If the fair value is lower than cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recognized directly in profit or loss.

Purchases and sales of financial assets are accounted for using their trade date.

  f.2)    Cash and cash equivalents

This item within the combined statement of financial position includes cash and bank balances, time deposits with original maturity of less than or equal to 90 days, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

  f.3)    Financial liabilities, except derivatives

Financial liabilities are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest method (see Note 3.f.1).

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recognized in the statement of financial position and for fair value disclosure purposes as shown in Note 16, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

  f.4)    Derivative financial instruments and hedge accounting

Derivatives held by the Combined Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recognized at fair value at the end of each reporting period as follows: if their fair value is positive, they are recognized within “Other financial assets”; and if their fair value is negative, they are recognized within “Other financial liabilities”. For derivatives on commodities, the positive fair value is recognized in “Trade and other receivables”, and negative fair values are recognized in “Trade and other liabilities”.

Changes in fair value are recognized directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

•

Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the combined statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•

Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income an accumulated in an equity reserve known as “Reserve for cash flow hedges”. The cumulative loss or gain or loss in this accounting this reserve is transferred reclassified to the combined statement of comprehensive income to the extent that the hedged item impacts the combined statement of comprehensive income because of the hedged risk, offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recognized directly in the combined statement of comprehensive income.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

As a general rule, long-term commodity purchase or sale agreements are recognized in the combined statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•

The sole purpose of the agreement is for the Combined Group’s own use, which is understood as: (i) in the case of fuel purchase agreements its used to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale to the end-customers; and, (iii) in the case of electricity sales its sale to the end-customers.

•	The Combined Group’s future projections evidence the existence of these agreements for its own use.

•

Past experience with agreements evidence that they have been utilized for the Combined Group’s own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Combined Group.

•	The agreement does not stipulate settlement of differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by the Combined Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell the Combined Group’s own products.

The Combined Group’s management also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recognized separately and changes in value are accounted for directly in profit or loss.

f.5)	Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•

The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Combined Group has assumed a contractual obligation to pay these cash flows to one or more recipients, if and only if, all of the three conditions are met: (i) The Combined Group has no obligation to pay amounts to eventual recipients unless it collects equivalent amounts from the original asset; (ii) The Combined Group is prohibited by the terms of the transfer contract from selling or pledging the original asset other than as a security to the eventual recipients for the obligation to pay them cash flows; and (iii) The Combined Group has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay.

•

The Combined Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

Transactions in which the Combined Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.f.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

f.6)	Offsetting of financial assets and liabilities

The Combined Group offsets financial assets and liabilities, and the net amount is presented in the statement of financial position only when:

•	there is a legally binding right to set-off recognized amounts; and

•	the company intends to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

f.7)	Financial guarantees

The financial guarantee contracts, defined as the guarantees issued by the Combined Group and its subsidiaries to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

-	The amount determined in accordance with the accounting policy in Note 3.g; and

-	The amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

g)	Fair value measurement

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value of an asset or liability, the Combined Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Combined Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to conduct the measurement. The Combined Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

Given the hierarchy of the entry data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero coupon interest rate curves for each currency (these valuations are carried out using external tools such as Bloomberg); and

The Combined Group measures derivatives not traded on active markets by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the close of the financial statements. It also adjusts the value according to its own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Combined Group itself.

Level 3: Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

When measuring fair value, the Combined Group takes into account the characteristics of the asset or liability, particularly:

•

For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

•

For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfil the obligation, which includes, but is not limited to, the Combined Group’s own credit risk;

•

In the case of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

h)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

i)	Provisions

Provisions are recognized when the Combined Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

i.1)	Provisions for post-employment benefits and similar obligations

Some of the combined entities have pension and similar obligations with their employees. These obligations, which can be defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

For each of the defined benefit plans, any deficit between the actuarial liability and the plan assets is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the consolidated statement of financial position.

Actuarial gains and losses arising in measurement of both the plan liabilities and the plan assets are recognized directly in other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

j)	Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the period, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange gains (losses), net” in the combined statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recognized as “Foreign currency exchange gains (losses), net” in the combined statement of comprehensive income.

The Combined Group has established a policy to hedge the portion of revenue from its combined entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at ten years.

For the purposes of presenting these combined financial statements, the financial of entities with functional currencies other than the Chilean peso are translated as follows:

a.	For assets and liabilities is used the prevailing closing exchange rate.

b.

For income and expenses items is used the average exchange rate for the period (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates prevailing on the dates of the transactions, in which case the exchange rate prevailing on the date of each transaction is used).

c.	For equity accounts is used the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination.

d.

Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses), net” in other comprehensive income and accumulated in equity (see Note 22.2).

k)	Current/non-current classification

In these combined statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Combined Group have any obligations that mature in less than twelve months but can be refinanced over the long term at the Combined Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as long-term liabilities.

l)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Combined Group’s different combined entities and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred income tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred income tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•	Did not arise from a business combination, and
•	At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in combined entities, associates and joint arrangements, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in combined entities, associates and joint ventures in which the Combined Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred income tax assets or liabilities are recognized in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current income tax liabilities are credited to earnings within the line item “Income tax expense”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recognized as government grants.

At the end of each reporting period, the Combined Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of its review.

Deferred income tax assets and deferred income tax liabilities are offset in the combined statement of financial position if has a legally enforceable right to set off current income tax receivables against current income tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

m)	Revenue and expense recognition

Revenue is the gross inflow of economic benefits during the period arising in the course of the ordinary activities of the Combined Group when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

Revenue from rendering of services is recognized, if it can be estimated reliably, by reference to the stage of completion of the service at the end of the reporting period.

The Combined Group excludes from revenue those gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

Revenue is recognized based on the economic substance of the transaction and is recognized when all of the following conditions are met:

•	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenues from generation, transmission are recognized based on the following criteria:

•

Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts; at prices stipulated in the electricity market by applicable regulations; or at marginal cost determined on the spot market, as the case. This revenue includes an estimate of the service provided and not billed until the closing date (see Note 2.3).

In arrangements under which the Combined Group will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

The Combined Group recognizes the net amount of non-financial asset purchases or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Finance income (expense) is recognized using the effective interest method.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when they do not meet the requirements for recording them as assets.

n)	Dividends

Endesa Américas S.A. is located in Chile, hence, is subject to Chilean laws and regulations, in particularly related to approval and payment of dividends.

Article No. 79 of the Chilean Public Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of profit for each year, except when accumulated deficit from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement not to approve the mandatory dividend, given the intended Combined Group’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other payables” and “Accounts payable to related parties”, as appropriate, and recognized in Equity.

Interim and final dividends are deducted from Equity when they are approved by the competent body, which in the first case is normally the Board of Directors and in the second case is the shareholders as agreed at an Ordinary Shareholders’ Meeting.

o)	Operating segments

Since Endesa Américas S.A. had not yet been established as a legal entity as of the reporting date, no chief operating decision maker existed for this Combined Group. Consequently, the Combined Group does not yet have any operating segments as the term is defined under IFRS 8, Operating Segments. The Combined Group has elected to provide supplemental geographic information not required by IFRS 8 in Note 30.

4.	SECTOR REGULATIONS AND ELECTRICITY SYSTEM OPERATIONS

4.1	Regulatory framework:

Argentina

Argentina has shown signs of intervention in the electricity market since the crisis of 2002. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations at the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, called the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Electricity Wholesale Market Administration Company (CAMMESA - Compañía Administradora del Mercado Mayorista Eléctrico).

However, after the 2002 crisis, the authorities changed the pricing criteria, bringing the marginal pricing system to an end. First, marginal prices were calculated without taking into account restrictions on natural gas. In effect, despite the fact that generation is dispatched on the basis of the fuels actually used, Resolution SE 240/2003 establishes that the marginal price is to be calculated taking into consideration all of the generation units as if there were no restrictions in effect on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. Second, it established a spot price ceiling of Ar$120/MWh. However, CAMMESA pays the actual variable costs of the liquid fuel-fired thermal plants through the Temporary Dispatch Cost Overruns program.

In addition, as the dollarized economy was devalued and went back to the Argentine peso, payment for capacity fell from US$10 to Ar$10 per MWh. Capacity payments have subsequently risen slightly, to Ar$12.

Additionally, the freezing of prices paid by distributors caused a difference with the real generation costs, resulting in various types of special agreements aimed at recovering costs, in accordance with regulations in force.

It was within this context that the government announced in 2012 its plan to replace the current regulatory framework with one based on an average cost scheme.

Resolution 95/2013 was published in March 2013, significantly changing the system for generators’ remunerations and setting new prices for capacity depending on the type of technology and availability. It also established new remuneration values for non-fuel variable costs and included additional fee for energy generated.

In May 2013, the Combined Group’s generating companies (Central Costanera S.A. and Hidroeléctrica El Chocón S.A.) accepted the terms of Resolution SE 95/2013.

This resolution marked the end of marginal pricing as a payment system in the Argentine power generation market and established, instead, payment by type of technology and size of plant. For each case, it recognizes fixed costs (determined on the basis of fulfilment of availability) and variable costs, plus an additional fee (the two parts are determined on the basis of the energy generated). Part of the additional fee will be placed in a trust for future investments.

In principle, commercial management and fuel dispatch will be in the hands of CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts are up, must purchase their supply from CAMMESA. However, the Energy Secretary, in Note SE 1807/13, gave generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

It is also important to mention that Central Costanera S.A. has availability contracts signed in 2012 that are still in effect, as well as combined cycle contracts (until 2015) and steam generation contracts (until 2019) that will enable the company to implement a plan for investing in the Central Costanera S.A. plant generation units in order to optimize the reliability and availability of that plant. The contracts also include payment of the commitments under the Long-Term Service Agreement (LTSA) for the plant’s combined cycles.

Through Resolution 529/2014, the Energy Secretary updated generators’ fee, which had been in effect since they were set in February 2013 under Resolution 95/2013. The new resolution increased recognition of fixed costs for combined cycle and large hydroelectric plants by 25%; and adjusted variable costs by 41% for thermal plants and 25% for hydroelectric plants. A new variable fee was set for biodiesel-fired plants. The additional fee increased 25% for thermal plants, and a new charge of Ar$21/MWh was set for one-time maintenance for combined cycle and Ar$24/MWh for other thermal generation plants. The resolution is retroactive to February 2014.

Through Resolution 482/2015, Energy Secretary updated generators’ fee, which had been in effect since they were set in February 2014 under Resolution 529/2014. The new resolution increased recognition of fixed costs for combined cycle and large hydroelectric plants by 28%, and 64% for mid-size hydroelectric plants. The variable costs were adjusted by 23%, hydroelectric plants are exempted of variable electric transmission payments and has been implemented a new incentive scheme for generation and operating effectiveness for thermal plants. The additional fee increased by 26% for thermal plants and 10% for mid-size hydroelectric plants. For non-recurring maintenance was increased by 17% and the same concept is created for hydroelectric plants in Ar$8/MWh. Finally, a new charge of Ar$15.8/MWh for thermal plants and Ar$6.3/MWh for hydroelectric plants was set for investments funding, which will be effective from February 2015 to December 2018 only for those generators participating in the projects. The new generation will have an additional fee equivalent to 50% of the direct additional fee based on technology for a 10-years period. The resolution is retroactive to February 2015.

Brazil

Legislation in Brazil allows the participation of private capital in the electricity sector, upholds free competition among companies in electricity generation, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

Based on the contract requirements as stated by distribution companies, the Ministry of Energy has been involved in planning the expansion of the electricity system, setting capacity quotas by type of technology on the one hand and, on the other, promoting separate tender processes thermal, hydroelectric, or renewable energies, or directly holding tender processes for specific projects. The operation is being coordinated in a centralized fashion in which one independent operator coordinates centralized load dispatch based on variable production costs and seeks to guarantee to meet demand at the minimum cost for the system. The price at which transactions take place on the spot market is called the Difference Liquidation Price (Precio de Liquidación de las Diferencias, PLD), which takes into account the players’ aversion to risk.

Generation companies sell their energy on the regulated or unregulated market through contracts, and they trade their surpluses or deficits on the spot market. The free market is aimed at large users, with a limit of 3,000 kW or 500 kW if they purchase energy produced with renewable resources.

In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions; whereas in the regulated market, where distribution companies operate, energy purchases must go through a tender process coordinated by the National Electricity Agency (ANEEL). Accordingly, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bid for existing energy considers shorter contractual terms and seeks to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

On November 25, 2014, the ANEEL approved the new PLD limits for 2015. The maximum limits decreased from R$823 to R$388/MWh and the minimum increased from R$16 to R$30/MWh. The decision was the result of extensive debate, which began with Public Consultation number 09/2014 and later with Public Hearing number 54/2014.

The main effect of the new limit is to reduce the financial impact for distributors of potential future risks when contracting energy in the spot market, as in 2014 the spot price was at its maximum for much of the year. The new maximum price also mitigates the risk of unrecoverable economic and financial losses for generators, when production is below contract values. However, the possibility of selling excess energy at higher prices decreases. Currently generators can divide their excess energy across the months of the year, to boost their revenues by allocating more energy to those months where higher prices are expected, as the ceiling is lower.

Annually the ANEEL ratifies by resolution the minimum and maximum limits of PLD, so that by 2016 the maximum and minimum PLD are fixed at R$422.56/MWh and R$30.25/MWh, respectively. These PLD limits incorporate the estimation of Itaipú mega hydro costs, which will be in 2016 of US$25.78/kW.

These regulatory mechanisms ensure the creation of regulatory assets, whose rate adjustment for deficits in 2014, took place in the tariff adjustments starting in 2015 (March for Ampla Energía E Serviços S.A. (Ampla) and April for Compañía Energética Do Ceará S.A. (Coelce), subsidiaries of our associate Enel Brasil S.A.). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A (Cuenta de Compensación de Valores – Parte A, “CVA”). They aimed to maintain consistent operating margins for the dealer by allowing tariff revenue due to the costs of Parcel A.

Compensation Clearing Account (“CVA” for its acronym in Portuguese) helps maintain stability in the market and enables the creation of deferred costs, which is compensated through tariff adjustments based on the fees necessary to compensate for deficits from the previous year.

In December 2014 an addendum was signed to the concession contract for distributors in Brazil (including Ampla y Coelce), which allows these regulatory assets (CVA’s and others) to be included in indemnizable assets at the end of the concession, and if this is not possible over time, it allows compensation through tariffs. Therefore, the recognition for these regulatory assets/liabilities is allowed under IFRS.

In 2014 Brazil continued to face a drought. In November, the system has reached the maximum of the energy rationing risk. The average reservoir levels were 1% below the lowest rationing. However, the Government affirms no risk of supply.

To cover the extra cost of energy, the government has created the ACR account through bank loans to be paid off within two years using funds from tariffs. Until December 31, 2014 distributors used an amount of approximately 18 billion Reals of the ACR, however, it was not enough to cover the deficit. In March 2015 a new loan to the ACR account was approved to cover the deficit of November and December 2014. An extension of the deadline for payment of all loans also was approved; now they have to be paid in 54 months after November 2015.

Depending on the mismatches between costs incorporated in the tariffs and the actual distribution costs, and intensified by the implicit costs of drought, ANEEL, in January 2015, began to implement a system (known as “Tariff Flags”) of additional monthly charge to consumers’ tariff, as long as the marginal cost of the system reaches levels above the regulatory standard. The aim of the regulator is to give the consumer an economic signal of the subsequent month’ generation cost, and indicate to the distributor the anticipation of the amount (right) that would only be received with the application of the next tariff.

Colombia

The Public Utility Law (Ley de Servicios Públicos Domiciliarios, Law No. 142) and the Electricity Law (Ley Eléctrica, Law No. 143) were passed in 1994 establishing the new framework ordered by the Constitution. These laws set out the general criteria and policies that are to govern public utility service provision in the country, as well as the procedures and mechanisms for regulating, monitoring and overseeing them.

The Electricity Law puts the constitutional focus into practice, regulating the generation, transmission, distribution and sale of electricity, creating the market and competitive environment, strengthening the industry and setting the boundaries for government intervention. Taking into account the nature of each activity or business, general guidelines were established for developing the regulatory framework, creating and implementing the rules that would allow for free competition in the power generation and sales industries, while the directives for the transmission and distribution industries were geared toward treating these activities as monopolies while seeking out competitive conditions wherever possible.

The main institution in the electricity sector is the Mining and Energy Ministry, whose Mining Energy Planning Unit (Unidad de Planeación Minero Energética, UPME) draws up the National Energy Plan and the Generation and Transmission Expansion Plan. The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas, CREG) and the Public Service Superintendency (Superintendencia de Servicios Públicos, SSPD) regulate and oversee, respectively, the companies in the industry, and the Superintendency of Industry and Commerce is the national authority for free trade protection issues.

The electricity industry operates on the basis of electricity-selling companies and the large consumers being able to buy and sell energy through bilateral contracts or on a short-term energy exchange market, called the energy exchange, which operates freely according to supply and demand conditions. In addition, long-term auctions of Firm Energy within a Reliable Charge scheme are carried out to promote the expansion of the system. The market is operated and administered by XM, which is in charge of the National Dispatch Centre (Centro Nacional de Despacho, CND), and the Commercial Interchange System Manager (Administrador del Sistema de Intercambios Comerciales, ASIC).

Peru

The Electricity Concessions Law and its regulations, the Law to Ensure Efficient Development of Electricity Generation (Law No. 28,832), the Electricity Industry Antimonopoly and Oligopoly Law, the Technical Standard for Electricity Service Quality, the Environmental Protection Regulations for Electricity Activities, the Law Creating the Energy and Mining Investment Supervisory Agency (Osinergmin) and its regulations, and the Regulations for Unregulated Electricity Users and Decree Law No. 1221 which improves the regulation of the distribution of electricity to promote access to electricity in Peru, all comprise the main legislation in the regulatory framework for doing business in the power industry in Peru.

Law No. 28,832, whose purpose is to ensure enough efficient power generation to reduce the risk of price volatility and rationing, promotes the establishment of market prices based on competition, planning and ensuring a mechanism that guarantees expansion of the transmission grid, and also allows Large Unregulated Users and Distributors to participate in the short-term market. Accordingly, the law promotes tender processes for long-term power supply contracts at firm prices in order to encourage investment in efficient generation and contracts with distribution companies. Distribution companies must begin the tender processes at least three years ahead of time in order to keep Regulated Users’ demand covered.

Expansion in transmission must be planned through a binding Transmission Plan drawn up by the COES SINAC and approved first by the Osinergmin and then by the Energy and Mining Ministry. There are two types of systems: a) the Guaranteed Transmission System, which is paid for by the demand; and b) the Complementary Transmission System, which is financed jointly by the generation companies and by the demand.

The purpose of the COES SINAC is to coordinate operations at the lowest possible cost while ensuring a reliable system and the best use of energy resources, to plan transmission and to manage the short-term market. It is made up of generation, transmission and distribution companies and Large Unregulated Users (those with demand of 10 MW or higher) who belong to the National Interconnected Grid (Sistema Eléctrico Interconectado Nacional).

Generation companies may sell their power to: (i) Distribution companies through tender contracts or regulated bilateral contracts; (ii) Unregulated clients; and (iii) the spot market, where surplus energy is traded among generation companies. Generation companies are also paid for the firm capacity they contribute to the system regardless of their dispatch.

Peru’s spot price, given the definition of its ideal marginal cost, does not necessarily reflect the costs in the system, as it does not consider the current shortages in the natural gas and electricity transport system. Furthermore, it sets a ceiling price for the market. This was established in an emergency regulation in 2008 (Emergency Decree 049 of 2008) that will remain in effect at least until the end of 2016.

Legislative Decree No. 1221, published on September 24, 2015, amends certain aspects of the current framework, among others:

•	In tariff distribution, VAD (Value Added Distribution) and the Internal Rate of Return (IRR) calculation will be made individually for each distribution company with more than 50,000 customers.

•

The Energy and Mining Ministry will define a Technical Responsibility Zone (ZRT) for each distributor, taking into consideration the environment of the regions where they operate (near to concession zones). The works conducted at the ZRT shall be approved by the Distributor, and it will have priority to conduct them or might be subsequently transferred to them. A VAD will be recognized for investment and audited actual costs (with an upper threshold).

•	Add to the VAD a charge for Technological Innovation and/or Energy Efficiency in Distribution.

•	Add an adjustment factor to the VAD that encourages service quality in distribution.

•	Establishes an obligation to the Distributors to assure their regulated demand for 24 months.

•	Establishes an obligation to the Distributor for electric works for urban housing or return the contribution once housing has reached 40%.

•

Regarding the concessions, it limits to 30 years those granted through bidding processes, it establish a requirement for a favorable report of basin management for hydroelectric generation, and the granting and expiration of concessions shall be ruled through Ministry Resolution.

•

Establish conditions for distributed generation of non-conventional renewable energy and co-generation that allows them to inject the surpluses to the distribution system without affecting the operational assurance.

It is expected that regulations of this Legislative Decree will be effected during the first months of 2016, for further implementation.

Non-conventional renewable energy

•

In Brazil, the ANEEL holds auctions by technology considering the expansion plan set by the EPE, the planning agency, so that the target amount set for non-conventional renewable energy capacity is met.

•

In Colombia, Law No. 697 was issued in 2001 by the Program for the Rational and Efficient Use of Energy and Other Forms of Non-Conventional Energy (Programa de Uso Racional y Eficiente de la Energía y demás formas de Energías No Convencionales - PROURE). Subsequently, indicative targets were defined for NCRE of 3.5% for 2015 and 6.5% for 2020. Law No. 1715 was enacted in 2014, which created a legal framework for the development of non-conventional renewable energy, in which guidelines for declarations of public interest, as well as tax, tariff and accounting incentives were established. As part of the implementation, the Ministry of Mines and Energy enacted Decree 2469 in 2014, establishing the guidelines for energy policy on supply of self-generation surpluses. Likewise, the Energy and Gas Regulatory Commission (CREG) issued Resolution 24/2015 regulating high-scale self-generation activity, and the Mining Energy Planning Unit (UPME) published resolution 281/2015, establishing the limit for low-scale (equal to 1MW) self-generation. Additionally, the CREG issued Resolution 11/2015 encouraging demand response mechanisms. In 2015 the CREG issued Resolution 138 that amends the remuneration scheme for confidence charged for minor plants. This new regulation establishes that such plants will belong to the centralized scheme of the charge and will declare ENFICC in order to obtain OEF assignments. If the difference between actual and programmed generation in those plants is lower than +/- 5%, they could keep the current remuneration scheme. The Ministry of Mines and Energy issued in 2015 Decree 1623 that establish guidelines on zone expansion policies and Decree 2143 in 2015 that provides guidelines for the implementation of fiscal and tax incentives established in Law No. 1715.

•

In Peru, a target of 5% has been set as the NCRE’s share in the country’s energy system. It is a nonbinding target and the regulatory agency, the Osinergmin, holds differential auctions by technology to help reach the goal.

•

In Argentina, on September 23, 2015, the House of Representatives approved the new law for Renewable Energy in Argentina, replacing the current Law No. 26,190. The new regulation postpones to December 31, 2017 the goal to reach an 8% share in the national demand of energy with renewable sources for generation and establishes as a second goal to reach a 20% share in 2025 establishing mid-objectives of 12%, 16% and 18% for the end of years 2019, 2021 and 2023. The enacted Law creates a Fiduciary Fund (“FODER”) to finance works, grants tax benefits to renewable energy projects and establishes exemptions for specific taxes, national, provincial and municipality royalties until December 31, 2025. The customers categorized as Large Users (> 300 kW) shall comply on an individual basis with the renewable share goals, establishing that the price of the contracts shall not exceed 113 US$/MWh, and setting sanctions to those not fulfilling the goals.

Limits on integration and concentration

In general, all of the countries have legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Argentina and Colombia there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Peru, integrations are subject to authorization. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotality conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994 can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law No. 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same business segment.

Market for unregulated customers

In all of the countries where the Combined Group operates, distributing companies can supply their customers under regulated or freely agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW or > 500 kW (1)
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (2)

(1) The >500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.

(2) In April 2009, it was established that clients between 200 kW and 2,500 kW could choose between the regulated and unregulated markets. Those using over 2,500 kW are required to be unregulated customers.

5.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2015 and 2014:

Cash and cash equivalents	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Cash balances	15,847	23,111
Bank balances	50,477,462	118,036,459
Time deposits	32,532,291	165,339,077
Other fixed-income instruments	29,287,530	15,043,583
Total	112,313,130	298,442,230

Time deposits included in cash and cash equivalents represent interest-bearing time deposits with original maturity of less than or equal to 90 days. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days. There is no significant available cash held by the Combined Group that is restricted.

b)	The detail of cash and cash equivalents by currency is as follows:

	Balance as of
Currency	12-31-2015 ThCh$	12-31-2014 ThCh$
Chilean peso	13,216,917	12,398,834
Argentine peso	11,915,499	12,479,893
Colombian peso	66,829,796	224,221,908
Peruvian sol	16,162,750	27,175,201
U.S. dollar	4,188,168	22,166,394
Total	112,313,130	298,442,230

6.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2015 and 2014 is as follows:

Other Financial Assets	Balance as of
	12-31-2015	12-31-2014	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$	ThCh$
	Current		Non-current
Available-for-sale financial investments - non-quoted equity securities or with limited liquidity	-	-	612,676	1,200,787
Financial assets held to maturity (**)	2,728,706	19,747,428	-	-
Hedging derivatives (*)	264,010	712,883	13,305	16,166
Non-hedging derivatives (*)	2,649,187	2,924,888	-	-
Total	5,641,903	23,385,199	625,981	1,216,953

(*) See Note 18.2.

(**) The amounts included in “financial assets held to maturity” and “financial assets at fair value through profit or loss” correspond mainly to time deposits and other highly liquid investments that are readily convertible to cash and subject to a low risk of changes in value, but that do not meet the definition of cash equivalent as defined in Note 3.f.2 (e.g. with maturity over 90 days from time of investment).

7.	TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2015 and 2014 is as follows:

Trade and Other Receivables, Gross	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, gross	206,220,809	230,824,700	118,610,475	141,216,512
Trade receivables, gross	187,570,252	227,118,907	114,159,619	136,744,799
Other receivables, gross (*)	18,650,557	3,705,793	4,450,856	4,471,713

Trade and Other Receivables, Net	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Trade and other receivables, net	199,139,964	230,824,700	116,156,318	141,216,512
Trade and other receivables, net	181,830,266	227,118,907	113,015,897	136,744,799
Other receivables, net (*)	17,309,698	3,705,793	3,140,421	4,471,713

(*) Includes mainly as of December 31, 2015 accounts receivable from personnel for ThCh$ 2,940,901 (ThCh$ 3,077,508 as of December 31, 2014), accounts receivable from FONINVEMEM (Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista), Argentina for ThCh$ 2,222,123 (ThCh$ 2,370,563 as of December 31, 2014) and compensation for claim for ThCh$ 9,601,595 (ThCh$ 0 as of December 31, 2014).

There are no significant trade and other receivables balances held by the Combined Group that are not available for its use.

The balances in this account do not generally accrue interest.

The Combined Group does not have customers for which it has sales representing 10% or more of its total combined revenues in the years ended December 31, 2015, 2014 and 2013.

Refer to Note 8.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	As of December 31, 2015 and 2014 the balance of unimpaired past due trade receivables is as follows:

Trade Receivables Past Due But Not Impaired	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Less than three months	16,829,599	5,708,854
Between three and six months	10,926,081	185,872
Between six and twelve months	4,342,453	1,499,267
Total	32,098,133	7,393,993

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non-current ThCh$
Balance as of January 1, 2013	1,971,558
Increases (decreases) for the year (*)	(76,227)
Amounts written off	(29,396)
Foreign currency translation differences	(43,032)
Balance as of January 1, 2014	1,822,903
Increases (decreases) for the year	869,239
Amounts written off	(163,973)
Foreign currency translation differences	(74,012)
Balance as of December 31, 2014	2,454,157
Increases (decreases) for the year (*)	4,781,326
Amounts written off	(3,566)
Foreign currency translation differences	(151,072)
Balance as of December 31, 2015	7,080,845

(*) See Note 26

Write-offs of a bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country.

d)	Additional information:

•

Additional statistical information required under Official Bulletin 715 of the Superintendencia de Valores y Seguros (Chilean Superintendency of Securities and Insurance) of February 3, 2012, XBRL Taxonomy: see Appendix 5.

•	Complementary information on trade receivables: see Appendix 5.1.

8.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between entities with Combined Group have been eliminated on combination and are not itemized in this note.

As of the date of these financial statements, no guarantees have been granted or received nor has any allowance for bad or doubtful accounts been recognized with respect to receivable balances for related party transactions.

The controlling shareholder of the Combined Group is the chilean corporation Enersis Américas S.A. (see Notes 1 and 35).

8.1	Balances and transactions with related parties

The balances of accounts receivable and payables between the Combined Group and its non-combined related parties are as follows:

a)	Receivables from related parties:

							Current balance as of
Taxpayer ID No. (RUT)	Company	Description ofTransaction	Term of transaction	Relationship	Currency	Country	12-31-2015 ThCh$	12-31-2014 ThCh$
Foreign	Comercializadora de Energía del Mercosur S.A.	Energy sales	Less than 90 days	Associate	Ar$	Argentina	48,059	-
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	Ar$	Argentina	388,562	-
Foreign	Companhía Interconexao Energética S.A.	Toll	Less than 90 days	Common control	Ar$	Brazil	6,332,377	7,467,263
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy sales	Less than 90 days	Common control	CP	Colombia	5,961,596	7,529,800
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common control	CP	Colombia	41,279	27,827
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common control	Sol	Peru	667,296	345,893
Foreign	Endesa España, S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	13,077	-
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Energy sales	Less than 90 days	Common control	Sol	Peru	7,365,419	5,507,890
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common control	Sol	Peru	483,357	653,237
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Toll	Less than 90 days	Common control	Sol	Peru	1,727,918	926,965
Foreign	Empresa Distribuidora Sur S.A.	Current account	Less than 90 days	Common control	Ar$	Argentina	4,319	3,415
Foreign	Empresa de Energía de Cundinamarca S.A.	Energy sales	Less than 90 days	Common control	CP	Colombia	312,398	260,417
94.271.000-3	Enersis Américas S.A.	Other services	Less than 90 days	Parent	CP	Chile	5,405	-
Foreign	Generalima S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	233,131	3,176,838
Foreign	Distrilec Inversora S.A.	Dividends	Less than 90 days	Associate	US$	Argentina	4,711	6,158
Foreign	Endesa Generación S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	36,067	36,067
Foreign	Central Dock Sud S.A.	Other services	Less than 90 days	Common control	Ch$	Argentina	2,701	-
Foreign	Endesa Energía S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	493	-
Foreign	Enel Brasil S.A.	Dividends	Less than 90 days	Associate	Ch$	Brazil	12,352,007	-
Foreign	Compania Energetica Veracruz S.A.C.	Other services	Less than 90 days	Common control	Ch$	Peru	586,709	-
Foreign	Endesa Cemsa S.A.	Other services	Less than 90 days	Parent	Ar$	Argentina	-	180,967
Foreign	Enel Italia Servizi SRL	Other services	Less than 90 days	Parent	Ch$	Italy	8,144	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Ch$	Italy	86,545	-
Foreign	Enel Green Power Colombia	Other services	Less than 90 days	Common control	CP	Colombia	978,186	-
Foreign	Enel Trade S.p.A	Other services	Less than 90 days	Common control	Ch$	Italy	-	3,256

	Total						37,639,756	26,125,993

As of December 31, 2015 and 2014 the Combined Group did not have non-current receivables from related parties.

b)	Accounts payable to related parties:

							Current balance as of
Taxpayer ID No. (RUT)	Company	Description ofTransaction	Term of transaction	Relationship	Currency	Country	12-31-2015 ThCh$	12-31-2014 ThCh$
Foreign	Comercializadora de Energía del Mercosur S.A.	Other services	Less than 90 days	Associate	Ar$	Argentina	1,080,723	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Energy purchases	Less than 90 days	Common control	CP	Colombia	2,042,192	2,088,174
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Other services	Less than 90 days	Common control	CP	Colombia	20,849	59,568
Foreign	Compañía de Transmisión del Mercosur S.A.	Toll	Less than 90 days	Common control	Ar$	Argentina	6,332,377	7,467,263
Foreign	Empresa de Energía de Piura S.A.	Other services	Less than 90 days	Common control	Sol	Peru	116,583	-
Foreign	Empresa de Energía de Piura S.A.	Toll	Less than 90 days	Common control	Sol	Peru	180,583	207,716
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Other services	Less than 90 days	Common control	Sol	Peru	1,872,451	478,950
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Toll	Less than 90 days	Common control	Sol	Peru	-	35,678
Foreign	Empresa Distribuidora Sur S.A.	Current account	Less than 90 days	Common control	Ar$	Argentina	92,557	176,620
Foreign	Empresa de Energía de Cundinamarca S.A.	Energy purchases	Less than 90 days	Common control	CP	Colombia	139,578	127,568
94.271.000-3	Enersis Américas S.A.	Other services	Less than 90 days	Parent	Ch$	Chile	15,474	-
94.271.000-3	Enersis Américas S.A.	Dividends	Less than 90 days	Parent	Ch$	Chile	33,429,695	100,176,789
94.271.000-3	Enersis Américas S.A.	Other services	Less than 90 days	Parent	CP	Chile	29,618	54,845
96.770.940-9	Compañía Eléctrica Tarapacá S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	3,728	2,929
Foreign	Endesa Cemsa S.A.	Other services	Less than 90 days	Associate	Ar$	Chile	-	1,815,583
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	CP	Spain	47,378	7,961
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Ar$	Spain	156,297	20,444
Foreign	Enel Iberoamérica SRL	Other services	Less than 90 days	Parent	Eur	Spain	101,004	209,132
Foreign	Enel Produzione S.p.A.	Other services	Less than 90 days	Common control	CP	Italy	184,373	-
Foreign	Enel Ingegneria & Ricerca	Other services	Less than 90 days	Common control	Ch$	Italy	-	131,556
Foreign	Enel Ingegneria e Innovazione	Other services	Less than 90 days	Common control	Ch$	Chile	1,036,323	-
Foreign	Endesa España S.A.	Other services	Less than 90 days	Common control	Ch$	Spain	23,918	-
Foreign	Enel Latinoamercia	Other services	Less than 90 days	Parent	CP	Spain	40,920	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Eur	Chile	9,039	-
Foreign	Enel S.p.A	Other services	Less than 90 days	Parent	Eur	Chile	1,172,589	-

	Total						48,128,249	113,060,776

As of December 31, 2015 and 2014 the Combined Group did not have non-current payables to related parties.

c)	Significant transactions and effects on income/expenses:

Transactions with related parties that are not consolidated and their effects on profit or loss are as follows:

					For the years ended
Taxpayer ID No.					12-31-2015	12-31-2014	12-31-2013
(RUT)	Company	Relationship	Description of Transaction	Country	ThCh$	ThCh$	ThCh$
94.271.000-3	Enersis Américas	Parent	Services received	Chile	(378,867)	(349,920)	(294,789)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Services received	Argentina	(1,281,486)	(118,566)	(35,012)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Energy sale	Argentina	15,903	17,099	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy sale	Colombia	69,490,689	106,451,872	155,432,080
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Energy purchase	Colombia	(838,185)	(1,015,099)	(25,482)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services provided	Colombia	97,342	112,364	102,046
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Services received	Colombia	(142,605)	(147,705)	(156,355)
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Loans	Colombia	(12,947)	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Common control	Electricity tolls	Colombia	(24,597,268)	(26,321,732)	(24,036,652)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Energy sale	Peru	71,454,196	63,798,914	82,950,522
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Electricity tolls	Peru	16,442,636	(141,495)	(122,031)
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Common control	Services provided	Peru	(523,969)	11,966,790	141,190
Foreign	Empresa de Energía de Piura S.A.	Common control	Energy sale	Peru	320,120	67,108	856,559
Foreign	Empresa de Energía de Piura S.A.	Common control	Energy purchase	Peru	(2,337,992)	(2,879,068)	(141,984)
Foreign	Empresa de Energía de Piura S.A.	Common control	Services provided	Peru	608,437	255,582	137,866
Foreign	Empresa de Energía de Piura S.A.	Common control	Services received	Peru	(192)	-	(726,425)
Foreign	Generalima S.A.	Common control	Services provided	Peru	151,907	3,126,444	1,826,218
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Electricity tolls	Colombia	(1,076,426)	(1,055,225)	(883,691)
Foreign	Empresa de Energía de Cundinamarca S.A.	Common control	Energy sale	Colombia	4,239,620	3,230,442	9,145,949
Foreign	Compañía de Transmisión del Mercosur S.A.	Common control	Electricity tolls	Argentina	(811,173)	(805,099)	(1,036,437)
Foreign	Companhía Interconexao Energética S.A.	Common control	Electricity tolls	Brazil	811,173	805,099	1,036,437
Foreign	Enel Iberoamérica SRL	Common control	Services received	Spain	(178,686)	(134,627)	-
Foreign	Central Dock Sud S.A.	Common control	Services provided	Argentina	3,383	2,442	3,091
96.770.940-9	Compañía Eléctrica Tarapacá S.A.	Common control	Services received	Chile	-	(10,930)	(1,870)
Foreign	Enel Trade S.p.A	Common control	Services provided	Italy	-	3,222	-
Foreign	Endesa Cemsa S.A.	Associate	Services received	Argentina	(513,303)	(525,601)	(586,483)
Foreign	Enel Energy Europe S.L.	Common control	Services received	Spain	-	-	(113,054)
91.081.000-6	Empresa nacional de Energía	Common control	Loans	Argentina	-	-	(293,256)
New Co	Endesa Américas S.A.	Parent	Services received	Chile	-	-	(8,687)
Foreign	Empresa Distribuidora Sur S.A.	Common control	Services provided	Argentina	-	-	20,319
Foreign	Enel Ingegneria e Innovazione	Common control	Services received	Chile	(855,604)	(168,527)	(243,953)
Foreign	Empresa de Energía de Piura S.A.	Common control	Loans	Peru	(27,502)	-	-
Foreign	Endesa Energía S.A.	Common control	Services received	Spain	(6,358)	-	-
Foreign	Endesa España S.A.	Common control	Services received	Spain	(74,767)	-	-
Foreign	Compania Energetica Veracruz S.A.C.	Common control	Services provided	Peru	1,058,037	-	-
Foreign	Enel Produzione S.p.A.	Common control	Services received	Italy	(196,492)	-	-
Foreign	Enel Latinoamercia	Parent	Services received	Spain	(89,075)	-	-
Foreign	Enel S.p.A	Parent	Services provided	Italy	(1,166,150)	-	-
Foreign	Inversiones Distrilima	Common control	Loans	Peru	(1,747)	-	-

	Total				129,582,649	156,163,784	222,946,116

Transfers of short-term funds between related parties are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 day terms, with automatic rollover for the same periods and amortization in line with cash flows.

8.2	Key management personnel

At Extraordinary Shareholders’ Meeting held on December 18, 2015, the by-laws of Endesa Américas were approved, which, as of its effectiveness, shall be subject, in an anticipated and voluntarily manner, to the rules set forth in Article 50 Bis of the Chilean Companies Law related to the election of independent directors and the creation of the Directors’ Committee. Pursuant to the above, an interim Board of Directors Endesa Américas was appointed in accordance with Article 50 bis and its remuneration was determined, appointing Mrs. María Loreto Silva R., Mr. Eduardo Novoa C. and Mr. Hernan Cheyre V. as independent directors, and Messrs. Enrico Viale, Ignacio Mateo Montoya, Francesco Buresti, Vittorio Vagliasindi, Mauro Di Carlo and Mrs. Francesca Gostinelli as non-independent directors. The key management personnel shall be appointed by the Board of Directors. (See Note 35.3)

9.	INVENTORIES

As of December 31, 2015 and 2014, this caption is composed of the following:

Classes of Inventories	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Supplies for Production	9,664,440	14,197,499
Oil	7,206,261	9,852,369
Coal	2,458,179	4,345,130
Supplies for projects and spare parts	16,262,452	14,702,438

Total	25,926,892	28,899,937

For the year ended December 31, 2015, the amount for raw materials and consumables recognized as fuel consumption was ThCh$ 140,545,782 (ThCh$ 100,755,311 and ThCh$ 96,236,839 for the years ended December 31, 2014 and 2013, respectively). See Note 24.

As of December 31, 2015 and 2014, there are no inventories pledged as collateral to hedge any liability.

As of December 31, 2015 and 2014, no inventories have been written down due to obsolescence.

10.	CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2015 and 2014 is as follows:

Tax Receivables	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$
Monthly provisional tax payments	-	47,214
Tax credit for absorbed profits	45,630	1,117,399
Other	5,336	1,424,201

Total	50,966	2,588,814

The detail of current tax payables as of December 31, 2015 and 2014 is as follows:

Tax Payables	Balance as of
	12-31-2015	12-31-2014
	ThCh$	ThCh$
Income tax	65,307,934	62,911,253
Other	2,177	824

Total	65,310,111	62,912,077

11.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

11.1	Investments accounted for using the equity method

a)	The following tables present the changes in investments accounted for with the equity method as of December 31, 2015 and 2014:

				Ownership interest	Balance as of 1-1-2015	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Balance as of 12-31-2015	Negative Equity Provision	Balance as of 12-31-2015
Changes in Investments in Combined Associates	Relationship	Country	Currency	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Brasil S.A.	Associate	Brazil	Brazilian real	38.6367	538,876,929	-	36,473,505	(16,467,640)	(112,807,058)	(1,893,131)	444,182,605	-	444,182,605
Endesa Cemsa S.A.	Associate	Argentina	Ar$	45.0000	1,979,132	-	(820,910)	-	(281,871)	-	876,351	-	876,351
Distrilec Inversora S.A. (**)	Associate	Argentina	Ar$	0.8875	-	-	497,609	-	(36,876)	(4,306)	456,427	(315,634)	140,793
Central Térmica Manuel Belgrano S.A.	Associate	Argentina	Ar$	24.1760	-	8,623	1,336,702	(585,303)	(171,619)	-	588,403	-	588,403
Central Térmica San Martin S.A.	Associate	Argentina	Ar$	24.1760	-	8,623	1,192,755	(502,124)	(157,897)	-	541,357	-	541,357
Central Vuelta Obligada S.A.	Associate	Argentina	Ar$	3.4500	-	12,213	-	-	(2,758)	-	9,455	-	9,455

				TOTAL	540,856,061	29,459	38,679,661	(17,555,067)	(113,458,079)	(1,897,437)	446,654,598	(315,634)	446,338,964

Changes in Investments in Combined Associates				Ownership Interest	Balance as of 1-1-2014	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Balance as of 12-31-2014	Negative Equity Provision	Balance as of 12-31-2014
	Relationship	Country	Currency	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Brasil S.A. (*)	Associate	Brazil	Brazilian real	38.6367	543,713,349	62,181,301	(75,642,378)	10,619,850	(1,995,193)	538,876,929	-	538,876,929
Endesa Cemsa S.A.	Associate	Argentina	Ar$	45.0000	2,400,103	(153,554)	-	(267,417)	-	1,979,132	-	1,979,132
Distrilec Inversora S.A. (**)	Associate	Argentina	Ar$	0.8875	141,706	(429,336)	-	(24,724)	(3,280)	(315,634)	315,634	-

				TOTAL	546,255,158	61,598,411	(75,642,378)	10,327,709	(1,998,473)	540,540,427	315,634	540,856,061

(*) Change in legal name on December 12, 2014 from Endesa Brasil S.A. to Enel Brasil S.A.

(**) There is a significant influence since Enersis Américas S.A., parent company, owns a 51.5% interest in Distrilec Inversora S.A.

b)	As of December 31, 2015 and 2014, no changes in ownership interest in our combined investment associates had occurred.

11.2	Additional financial information on investments in significant combined associated companies

The following tables show financial information as of December 31, 2015 and 2014 and for years then ended from the financial statements of the significant investments in combined associates where the Combined Group has significant influence:

Investments with Significant Influence	As of and for the year ended December 31, 2015
	Ownership Interest	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Endesa Cemsa S.A.	45.00	22,954,619	91,195	21,098,368	-	2,269,586	(4,093,829)	(1,824,243)	(626,380)	(2,450,623)

Enel Brasil S.A.	38.64	796,102,019	1,994,170,371	653,756,271	725,006,818	2,016,488,835	(1,898,139,782)	118,349,053	(370,529,946)	(252,180,893)

Distrilec Inversora S.A.	0.89	587,602	-	648,086	51,369,880	56,070,768	-	56,070,768	(9,439,319)	46,631,449

Investments with Significant Influence	As of and for the year ended December 31, 2014
	Ownership Interest	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Endesa Cemsa S.A.	45.00	28,225,495	873,712	24,701,137	-	1,280,939	(1,622,171)	(341,232)	(594,259)	(935,491)

Enel Brasil S.A.	38.64	754,829,591	2,402,919,071	481,334,130	959,822,163	2,269,559,959	(2,058,056,356)	211,503,603	23,085,739	234,589,342

Distrilec Inversora S.A.	0.89	759,186	-	823,444	35,501,499	-	(48,377,741)	(48,377,741)	-	(48,377,741)

None of our associates have published price quotations.

Appendix 2 to these combined financial statements provides information on the main activities of our associated companies and the ownership interest the Combined Group holds in them.

c)	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in combined associated companies.

d)	Additional Information

i)	Ampla Energía E Serviços S.A. (Ampla) and April for Compañía Energética Do Ceará S.A. (Coelce) (subsidiaries of our associate Enel Brasil S.A.).

On September 11, 2012, the Brazilian Government issued Provisional Resolution No. 579. This provisional resolution, which became definitive on January 13, 2013, directly affects companies dealing with concessions of generation, transmission and distribution of electricity, among others Ampla and Coelce (subsidiaries of our associate Enel Brasil S.A.). In accordance with this legal provision, the Government in its capacity as grantor shall use the New Replacement Value (NRV) for the calculation of the value of investments linked to reversible assets, which will be paid to the concessionaires as a compensation for assets that have not been written up at the end of the concession period.

These new circumstances changed the approach for classification and valuation of the compensation amounts, expected at the end of the concession period, which subsidiaries report to our associate. Previously, following the historical cost of the investment approach, these amounts were recognized as accounts receivable. Currently, calculated based on NRV, these amounts are classified as available-for-sale financial assets. Considering the above, the amounts that Ampla and Coelce expect to receive at the end of the concession period were re-estimated, resulting in increase as of December 31, 2015 of asset and recognition of financial income for ThCh$ 61,136,882, which led to increase of ThCh$ 13,848,637 at the level of Endesa Américas (as of December 31, 2014 decrease of assets and recognition of financial costs for ThCh$ 68,728,638, which led to decrease of ThCh$ 13,099,670 on the level of Endesa Américas).

-       Restrictions on funds transfers from combined associates

Enel Brazil must comply with certain financial ratios and covenants that require a minimum level of equity and restrict the transferring of assets to its owners. As of December 31, 2015, the Combined Group’ ownership interest in Enel Brasil’s restricted net assets totalled ThCh$ 100,594,399.

11.3	Commitments and contingencies

As of December 31, 2015 and 2014, there were no significant commitments and contingencies in combined associates.

12.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2015 and 2014 are detailed as follows:

	Balance as of
Intangible Assets, Net	12-31-2015 ThCh$	12-31-2014 ThCh$
Easements and water rights	21,727,018	23,857,707
Development costs	5,752,706	5,666,572
Patents, registered trademarks and other rights	1,036,217	1,514,216
Computer software	2,475,531	2,180,863
Other identifiable intangible assets	92,217	380,562

Total	31,083,689	33,599,920

	Balance as of
Intangible Assets, Gross	12-31-2015 ThCh$	12-31-2014 ThCh$
Easements and water rights	28,830,570	30,761,192
Development costs	7,967,881	8,192,203
Patents, registered trademarks and other rights	2,540,786	2,662,312
Computer software	7,283,726	6,727,772
Other identifiable intangible assets	2,111,412	2,906,351

Total	48,734,375	51,249,830

	Balance as of
Accumulated Amortization and Impairment	12-31-2015 ThCh$	12-31-2014 ThCh$
Easements and water rights	(7,103,552)	(6,903,485)
Development costs	(2,215,175)	(2,525,631)
Patents, registered trademarks and other rights	(1,504,569)	(1,148,096)
Computer software	(4,808,195)	(4,546,909)
Other identifiable intangible assets	(2,019,195)	(2,525,789)

Total	(17,650,686)	(17,649,910)

The reconciliation of the carrying amounts of intangible assets for the years ended December 31, 2015, 2014 and 2013 is as follows:

Changes in Intangible Assets	Development Costs ThCh$	Easements and Water Rights ThCh$	Patents, Registered Trademarks, and Other Rights ThCh$	Computer Software ThCh$	Other Identifiable Intangible Assets, Net ThCh$	Intangible Assets, Net ThCh$
Opening Balance as of January 1, 2015	5,666,572	23,857,707	1,514,216	2,180,863	380,562	33,599,920
Changes in identifiable intangible assets
Increases other than those from business combinations	4,181,283	-	213,815	923,640	-	5,318,738
Increase (decrease) from net foreign exchange differences, net	(747,993)	(1,533,670)	(166,947)	(80,402)	(12,924)	(2,541,936)
Amortization (*)	-	(872,437)	(530,306)	(515,561)	-	(1,918,304)
Increases (decreases) from transfers and other changes	(2,398,107)	275,418	5,439	8,033	(275,421)	(2,384,638)
Increases (decreases) from transfers	-	275,418	5,439	(5,436)	(275,421)	-
Increases (decreases) from other changes	(2,398,107)	-	-	13,469	-	(2,384,638)
Disposals and withdrawals from services	(949,049)	-	-	(41,042)	-	(990,091)
Withdrawals from services	(949,049)	-	-	(41,042)	-	(990,091)

Total changes in identifiable intangible assets	86,134	(2,130,689)	(477,999)	294,668	(288,345)	(2,516,231)

Closing Balance as of December 31, 2015	5,752,706	21,727,018	1,036,217	2,475,531	92,217	31,083,689

	Development Costs	Easements and Water Rights	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2014	7,365,668	21,315,038	1,824,735	816,264	3,224,267	34,545,972
Changes in identifiable intangible assets
Increases other than those from business combinations	1,990,879	1,797,729	280,380	1,381,534	-	5,450,522
Increase (decrease) from net foreign exchange differences, net	(331,951)	(434,490)	(91,295)	(18,092)	121,365	(754,463)
Amortization (*)	(2,734,208)	(1,289,449)	(613,665)	(413,419)	-	(5,050,741)
Increases (decreases) from transfers and other changes	(510,100)	2,468,879	(5,382)	414,576	(2,965,070)	(597,097)
Increases (decreases) from transfers	-	(1)	(5,382)	5,383	-	-
Increases (decreases) from other changes	(510,100)	2,468,880	-	409,193	(2,965,070)	(597,097)
Disposals and withdrawals from service	(113,716)	-	119,443	-	-	5,727
Disposals	-	-	119,443	-	-	119,443
Withdrawals from service	(113,716)	-	-	-	-	(113,716)

Total changes in identifiable intangible assets	(1,699,096)	2,542,669	(310,519)	1,364,599	(2,843,705)	(946,052)

Closing Balance as of December 31, 2014	5,666,572	23,857,707	1,514,216	2,180,863	380,562	33,599,920

	Development Costs	Easements and Water Rights	Patents, Registered Trademarks, and Other Rights	Computer Software	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Changes in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2013	6,254,624	21,873,249	1,482,187	850,395	3,196,649	33,657,104
Changes in identifiable intangible assets
Increases other than those from business combinations	1,365,305	-	335,933	129,760	465,262	2,296,260
Increase (decrease) from net foreign exchange differences, net	51,063	44,314	14,118	1,570	11,502	122,567
Amortization (*)	(15,449)	(660,756)	(425,669)	(272,414)	(5,369)	(1,379,657)
Increases (decreases) from transfers and other changes	(377,406)	58,231	418,165	106,954	(205,944)	-
Increases (decreases) from other changes	(377,406)	58,231	418,165	106,954	(205,944)	-
Disposals and withdrawals from service	(173,662)	-	-	-	(609)	(174,271)
Withdrawals from service	(173,662)	-	-	-	(609)	(174,271)
Other increases/(decreases)	261,193	-	1	(1)	(237,224)	23,969

Total changes in identifiable intangible assets	1,111,044	(558,211)	342,548	(34,131)	27,618	888,868

Closing Balance as of December 31, 2013	7,365,668	21,315,038	1,824,735	816,264	3,224,267	34,545,972

(*) See Note 26

According to the Combined Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recognized as of December 31, 2015 and 2014 (see Note 3.d).

As of December 31, 2015 and 2014 the Combined Group does not have significant intangible assets with an indefinite useful life.

13.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes for the years ended December 31, 2015, 2014 and 2013:

Company	Cash-Generating Unit	Balance as of 1-1-2015 ThCh$	Foreign Currency Exchange Differences ThCh$	Balance as of 12-31-2015 ThCh$
Hidroeléctrica El Chocón S.A.	Hidroeléctrica El Chocón S.A.	7,622,438	(1,799,525)	5,822,913
Edegel S.A.A.	Edegel S.A.A.	88,241,040	2,351,245	90,592,285
Emgesa S.A.E.S.P.	Emgesa S.A.E.S.P.	4,886,064	(600,606)	4,285,458

Total		100,749,542	(48,886)	100,700,656

Company	Cash-Generating Unit	Balance as of 1-1-2014 ThCh$	Foreign Currency Exchange Differences ThCh$	Balance as of 12-31-2014 ThCh$
Hidroeléctrica El Chocón S.A.	Hidroeléctrica El Chocón S.A.	8,565,202	(942,764)	7,622,438
Edegel S.A.A.	Edegel S.A.A.	81,661,135	6,579,905	88,241,040
Emgesa S.A.E.S.P.	Emgesa S.A.E.S.P.	5,213,756	(327,692)	4,886,064

Total		95,440,093	5,309,449	100,749,542

		Balance as of 1-1-2013	Foreign Currency Exchange Differences	Balance as of 12-31-2013
Company	Cash-Generating Unit	ThCh$	ThCh$	ThCh$
Hidroeléctrica El Chocón S.A	Hidroeléctrica El Chocón S.A.	10,345,927	(1,780,725)	8,565,202
Edegel S.A.A.	Edegel S.A.A.	81,550,712	110,423	81,661,135
Emgesa S.A.E.S.P.	Emgesa S.A.E.S.P.	5,194,342	19,414	5,213,756

Total		97,090,981	(1,650,888)	95,440,093

The origin of goodwill is detailed below:

1.	Hidroeléctrica El Chocón S.A.

On August 31, 1993, the Combined Group acquired 59% of Hidroeléctrica El Chocón in an international public bidding process held by the Argentine government.

2.	Edegel S.A.A.

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, the Combined Group acquired an additional 29.3974% interest in Edegel S.A.A.

3.	Emgesa S.A.E.S.P.

On October 23, 1997, the Combined Group, together with Endesa Spain, bought 48.5% of Generadora de Electricidad Emgesa de Santa Fé de Bogotá in Colombia. The purchase was made in an international public bidding process held by the Colombian government.

According to the Combined Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of December 31, 2015 and 2014 (see Note 3.b).

14.	PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant, and equipment as of December 31, 2015 and 2014:

	Balance as of
	12-31-2015	12-31-2014
Classes of Property, Plant and Equipment, Net	ThCh$	ThCh$
Construction in progress	145,461,715	736,836,581
Land	68,588,408	19,166,794
Buildings	13,929,613	16,261,602
Plant and equipment	2,394,674,177	1,792,187,832
Fixtures and fittings	7,985,122	9,932,658
Finance leases	32,951,779	34,929,490

Total	2,663,590,814	2,609,314,957

	Balance as of
	12-31-2015	12-31-2014
Classes of Property, Plant and Equipment, Gross	ThCh$	ThCh$
Construction in progress	145,461,715	736,836,581
Land	68,588,408	19,166,794
Buildings	24,996,058	28,782,635
Plant and equipment	3,752,449,798	3,170,873,041
Fixtures and fittings	34,148,661	37,210,304
Finance leases	51,806,602	50,315,614

Total	4,077,451,242	4,043,184,969

	Balance as of
Classes of Accumulated Depreciation and Impairment of Property, Plant and Equipment	12-31-2015	12-31-2014
	ThCh$	ThCh$
Buildings	(11,066,445)	(12,521,033)
Plant and equipment	(1,357,775,621)	(1,378,685,209)
Fixtures and fittings	(26,163,539)	(27,277,646)
Finance leases	(18,854,823)	(15,386,124)

Total	(1,413,860,428)	(1,433,870,012)

b)	The detail of, and changes in, property, plant, and equipment for the years ended December 31, 2015, 2014 and 2013 are as follows:

Changes in year ended		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
December 31, 2015		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance as of January 1, 2015		736,836,581	19,166,794	16,261,602	1,792,187,832	9,932,658	34,929,490	2,609,314,957
	Increases other than those from business combinations	359,910,574	50,874,933	126,085	139,715	248,880	168,589	411,468,776
	Increase (decrease) from net foreign exchange differences	(62,100,509)	(5,068,132)	(1,683,269)	(185,040,643)	(730,796)	901,095	(253,722,254)
	Depreciation (*)	-	-	(1,115,698)	(100,293,994)	(2,041,324)	(3,036,344)	(106,487,360)
	Impairment losses recognized in profit or loss (*)	-	-	-	(32,046)	-	-	(32,046)
Change	Increases (decreases) from transfers and other changes	(893,589,146)	3,614,813	341,572	888,570,681	1,062,080	-	-
	Increases (decreases) from transfers from construction in process	(893,589,146)	3,614,813	341,572	888,570,681	1,062,080	-	-
	Disposals and withdrawals from service	(25,134)	-	(679)	(701,220)	(24,285)	(11,051)	(762,369)
	Withdrawals	-	-	-	(10,367)	(6,667)	(11,051)	(28,085)
	Disposals	(25,134)	-	(679)	(690,853)	(17,618)	-	(734,284)
	Other increases / (decreases)	4,429,349	-	-	(156,148)	(462,091)	-	3,811,110
	Total changes	(591,374,866)	49,421,614	(2,331,989)	602,486,345	(1,947,536)	(1,977,711)	54,275,857

Closing balance as of December 31, 2015		145,461,715	68,588,408	13,929,613	2,394,674,177	7,985,122	32,951,779	2,663,590,814

		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
Changes in 2014		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2014		522,211,534	19,637,844	14,600,432	1,839,214,794	10,851,896	35,795,249	2,442,311,749
	Increases other than those from business combinations	346,724,045	-	-	-	494,213	-	347,218,258
	Increase (decrease) from net foreign exchange differences	(50,181,221)	(432,098)	(631,466)	(31,210,466)	(229,490)	2,853,252	(79,831,489)
	Depreciation (*)	-	-	(929,038)	(92,532,672)	(2,316,992)	(3,006,892)	(98,785,594)
Change	Impairment losses recognized in profit or loss (*)	-	-	-	(1,188,617)	-	-	(1,188,617)
	Increases (decreases) from transfers and other changes	(82,412,095)	-	1,801,536	79,484,527	1,126,032	-	-
	Increases (decreases) from transfers from construction in process	(82,412,095)	-	1,801,536	79,484,527	1,126,032	-	-
	Disposals and withdrawals from service	(1)	-	-	(186,817)	(4,730)	-	(191,548)
	Withdrawals	(1)	-	-	(186,817)	(4,730)	-	(191,548)
	Other increases / (decreases)	494,319	(38,952)	1,420,138	(1,392,917)	11,729	(712,119)	(217,802)
	Total changes	214,625,047	(471,050)	1,661,170	(47,026,962)	(919,238)	(865,759)	167,003,208

Closing balance as of December 31, 2014		736,836,581	19,166,794	16,261,602	1,792,187,832	9,932,658	34,929,490	2,609,314,957

		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
Changes in 2013		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2013		337,261,727	19,825,608	13,806,204	1,883,889,386	11,305,763	39,497,933	2,305,586,621
	Increases other than those from business combinations	251,256,207	-	22,103	697,174	550,381	361,737	252,887,602
	Increase (decrease) from net foreign exchange differences	1,013,731	57,138	65,224	(12,811,471)	(153,197)	(1,321,091)	(13,149,666)
	Depreciation (*)	-	-	(869,750)	(89,948,748)	(2,112,852)	(2,743,328)	(95,674,678)
	Impairment losses recognized in profit or loss (*)	-	-	-	(6,599,318)	-	-	(6,599,318)
Change	Increases (decreases) from transfers and other changes	(67,090,644)	-	1,587,110	64,018,511	1,485,023	-	-
	Increases (decreases) from transfers from construction in process	(67,090,644)	-	1,587,110	64,018,511	1,485,023	-	-
	Disposals and withdrawals from service	(205,518)	(244,902)	-	(212,532)	(16,072)	-	(679,024)
	Withdrawals	(205,518)	(244,902)	-	(212,532)	(16,072)	-	(679,024)
	Other increases / (decreases)	(23,969)	-	(10,459)	181,792	(207,150)	(2)	(59,788)

	Total changes	184,949,807	(187,764)	794,228	(44,674,592)	(453,867)	(3,702,684)	136,725,128

Closing balance as of December 31, 2013		522,211,534	19,637,844	14,600,432	1,839,214,794	10,851,896	35,795,249	2,442,311,749

(*) See Note 26

Additional information on property, plant and equipment, net

a)	Main investments

Material investments in the electricity generation business include developments in the program to create new capacity, including progress on the construction of the El Quimbo Hydroelectric Plant in Colombia with 400 MW of installed capacity and an average annual generation of 2,216 GWh. The construction involved additions of ThCh$ 287,285,701 for the year ended December 31, 2015 (ThCh$ 175,419,903 and ThCh$150,262,546 for the years ended December 31, 2014 and 2013, respectively).

b)	Capitalized costs

b.1)	Capitalized borrowing costs:

Borrowing costs capitalized during the years ended December 31, 2015, 2014 and 2013 amounted to ThCh$ 40,263,391, ThCh$ 40,012,531 and ThCh$23,519,951, respectively (see Note 28). Weighted average capitalization rate was s 8.32% as of December 31, 2015 (8.56% and 9.31% as of December 31, 2014 and 2013, respectively).

b.2)	Capitalized personnel expenses:l

Personnel expenses directly related to the construction capitalized during the years ended December 31, 2015, 2014 and 2013 amounted to ThCh$ 11,937,667, ThCh$ 12,704,316 and ThCh$ 8,356,167, respectively.

c)	Finance leases

The present value of future lease payments derived from our finance leases is as follows:

	Balance as of
	12-31-2015			12-31-2014
	Gross ThCh$	Unearned Interest ThCh$	Present Value ThCh$	Gross ThCh$	Unearned Interest ThCh$	Present Value ThCh$
Less than one year	10,457,456	528,708	9,928,748	9,065,537	630,649	8,434,888
From one to five years	15,808,626	118,638	15,689,988	22,369,473	645,774	21,723,699

Total	26,266,082	647,346	25,618,736	31,435,010	1,276,423	30,158,587

Leased assets primarily relate to the combined subsidiary Edegel S.A.A. They represent lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions BBVA — Banco Continental, Banco de Crédito del Perú, Citibank del Peru, and Banco Internacional del Perú — Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 1.75% as of December 31, 2015 and 2014. The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%.

d) Operating leases

As of December 31, 2015 and 2014 the Combined Group did not have operating lease agreements.

e) Other information

1.

As of December 31, 2015 and 2014 the Combined Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$ 13,903,028 and ThCh$ 21,952,283, respectively (see Note 31).

2.

The Combined Group has insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million limit. Additionally, the Combined Group has Civil Liability insurance to meet claims from third parties with a €500 million limit. The premiums associated with these policies are presented proportionally for each company in the caption “Prepaid Expenses”.

3.

In November 2010, the Combined Group signed the contract CEQ-21 with Consortium Impregilo-Obrascon Huarte Lain (“OHL”) for construction of the principal public works of the hydroelectric project El Quimbo. As of December 31, 2015 relevant works of the contract are mostly completed, and commenced the process of analysis, review and verification of all the issues inherent in the contract, especially with regard to the final acceptance of the works, required for the initiation of the final settlement process.

Within referred review and analysis, and under the general framework of the contract, the Combined Group is also verifying compliance with a series of contractual milestones (binding on the contractor of the Consortium Impregilo — OHL), whose violation leads to the application of fines or constraints, besides the additional future issues that may arise during the final settlement of the contract.

Within this milestones analysis, paragraph 15 of the contract section “works completion” was identified. This paragraph sets a deadline for the completion as October 15, 2015. Taking into account that as of December 31, 2015 this milestone has not been reached, this led to a delay of 77 days and to a possible discount to be applied to the contractor amounted to Th$ 83,849,329 pesos Colombians (ThCh$ 18,906,813).

On the other side, the contract also establishes a variation margin to the agreed amounts, so that, if the actual executed amounts are below the 85% of the estimated contract value, the Contractor will get from the administration the missing amount to reach the floor of 85% of the contract value. Reciprocally, if the actual executed amounts exceed 115% of the estimated contract value, it will be reduced by the administration and contingency by the amount exceeding this ceiling of 115% of the contract value.

Consistent with the above, the Combined Group by analyzing the activities related to the contract, identified significant variations in amounts of work (VICO) that according to the agreement would generate a discount to be applied to the contractor amounted to Th$ 8,455,079 pesos Colombians (ThCh$ 1,906,498).

Meanwhile, the Consortium Impregilo OHL presented to the Combined Group eight claims for Th$ 147,685,420 pesos Colombians (ThCh$ 33,300,929). This amount includes financial costs and estimated overruns generated by issues such as stripping, changes of materials used to fill dam and auxiliary dam, archaeological findings, achievement of skilled personnel and differences for volatility of the exchange rate. The Combined Group, based on the technical and legal analysis performed on each of the claims considers, that they would not proceed because these conditions are not specified in the scope of the contract, and not authorized by the Combined Group (as it required by the contract) to be included (agreed and settled) in the addendum 13.

Additionally, the contractor submitted notifications of the change of the orders (“NOC”) for Th$ 28,522,475 pesos Colombians (ThCh$ 6,431,406). As a result of the preliminary analysis of these notifications, the Combined Group recognized Th$ 8,425,765 pesos Colombians (ThCh$ 1,899,888) in the financial statements. The remained amounts were rejected for the reason that they correspond to costs that are not the responsibility of the Combined Group or are recognized in the Addendum 12 for the amount of Th$ 11,945,357 pesos Colombians (ThCh$ 2,693,505).

15. DEFERRED TAXES

a)                The origin and changes in deferred income tax assets and liabilities as of December 31, 2015 and 2014 are as follows:

		Deferred Income Tax Assets Relating to
Deferred Income Tax Assets		Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Assets
Opening Balance as of January 1, 2015		42,483,159	3,067,481	534,650	54,260	1,420,067	47,559,617
	Increase (decrease) in profit or loss	(3,735,466)	1,448,610	177,160	(50,718)	(1,319,162)	(3,479,576)
	Increase (decrease) in other comprehensive income	-	-	(32,885)	557,598	-	524,713
Change	Foreign currency translation	(3,717,007)	(414,275)	(69,044)	(3,542)	(98,171)	(4,302,039)
	Other increase (decrease)	(20,668,903)	(826,278)	(33,806)	(557,598)	36,926	(22,049,659)
Closing Balance as of December 31, 2015		14,361,783	3,275,538	576,075	-	39,660	18,253,056

		Deferred Income Tax Assets Relating to
Deferred Income Tax Assets		Accumulated Depreciation	Provisions	Post- Employment Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Assets
Opening balance as of January 1, 2014		43,045,134	2,164,028	391,111	-	236,623	45,836,896
	Increase (decrease) in profit or loss	1,939,582	1,342,330	110,333	-	4,388	3,396,633
Change	Increase (decrease) in other comprehensive income	-	-	230,837	(350,303)	-	(119,466)
	Foreign currency translation	(2,365,601)	(425,101)	(55,492)	12,753	(69,349)	(2,902,790)
	Other increase (decrease)	(135,956)	(13,776)	(142,139)	391,810	1,248,405	1,348,344
Closing Balance as of December 31, 2014		42,483,159	3,067,481	534,650	54,260	1,420,067	47,559,617

		Deferred Income Tax Liabilities Relating to
Deferred Income Tax Liabilities		Accumulated Depreciation	Provisions	Defined Benefit Obligations	Revaluation of Financial Instruments	Other	Deferred Tax Liabilities
Opening Balance as of January 1, 2015		131,736,197	41,174	-	163,062	26,334,403	158,274,836
	Increase (decrease) in profit or loss	17,183,147	(41,174)	-	-	17,208,109	34,350,082
Change	Increase (decrease) in other comprehensive income	-	-	(64,824)	184,060	-	119,236
	Foreign currency translation	3,413,246	-	65,061	5,424	(10,368,839)	(6,885,108)
	Other increase (decrease)	(21,123,726)	16,764	-	(102,776)	(887,401)	(22,097,139)
Closing Balance as of December 31, 2015		131,208,864	16,764	237	249,770	32,286,272	163,761,907

		Deferred Income Tax Liabilities Relating to
Deferred Income Tax Liabilities		Accumulated Depreciation	Provisions	Revaluation of Financial Instruments	Other	Deferred Tax Liabilities
Opening balance as of January 1, 2014		134,632,915	20,222	170,603	10,907,651	145,731,391
	Increase (decrease) in profit or loss	(13,061,065)	-	-	14,115,519	1,054,454
Change	Increase (decrease) in other comprehensive income	-	-	108,000	-	108,000
	Foreign currency translation	11,216,877	(307,279)	13,619	(890,509)	10,032,708
	Other increase (decrease)	(1,052,530)	328,231	(129,160)	2,201,742	1,348,283
Closing Balance as of December 31, 2014		131,736,197	41,174	163,062	26,334,403	158,274,836

Recovery of deferred income tax assets will depend on whether sufficient taxable profits are generated in the future. Management of the Combined Group believes that the future profit projections for various combined entities, by tax jurisdiction, will allow these assets to be recovered.

b)                As of December 31, 2015 and 2014 the Combined Group has not recognized deferred income tax assets related to tax losses carry forward totalling ThCh$ 9,925,718 and ThCh$ 8,735,477, respectively (see Note 3.l).

The Combined Group has not recognized deferred income tax liabilities for taxable temporary differences associated with investment in combined entities and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in combined entities and joint ventures for which deferred income tax liabilities have not been recognized totalled ThCh$ 320,756,128 as of December 31, 2015 (ThCh$ 278,617,731 as of December 31, 2014).

Additionally, the Combined Group has not recognized deferred tax asset for deductible temporary differences which as of December 31, 2015, totalled ThCh$ 243,835,789 (ThCh$ 216,259,651 as of December 31, 2014), because that it is not probable that sufficient future taxable profits exist to recover such temporary differences.

The Combined Group companies are potentially subject to income tax audits by the tax authorities of each country in which the Combined Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The following table presents a summary of tax periods potentially subject to examination:

Country	Period
Argentina	2008-2014
Brazil	2009-2014
Colombia	2012-2014
Peru	2009-2014

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, the Combined Group’s management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the companies’ future results.

The effects of deferred taxes on the components of Other Comprehensive Income (Loss) are as follows:

	Year ended December 31, 2015
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	(441,549)	-	(441,549)
Cash flow hedge	(14,082,770)	3,877,991	(10,204,779)
Amount of other comprehensive income from investments accounted for using the equity method	(1,897,439)	-	(1,897,439)
Foreign currency translation	(246,605,412)	-	(246,605,412)
Actuarial income on defined-benefit pension plans	613,439	(179,032)	434,407

Income tax related to components of other income and expenses debited or credited to Equity	(262,413,731)	3,698,959	(258,714,772)

	Year ended December 31, 2014
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(9,061,264)	2,615,522	(6,445,742)
Amount of other comprehensive income from investments accounted for using the equity method	(1,998,473)	-	(1,998,473)
Foreign currency translation	(20,011,384)	-	(20,011,384)
Actuarial income on defined-benefit pension plans	(1,059,671)	(361,308)	(1,420,979)

Income tax related to components of other income and expenses debited or credited to Equity	(32,130,792)	2,254,214	(29,876,578)

	Year ended December 31, 2013
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(12,202,810)	3,622,664	(8,580,146)
Amount of other comprehensive income from investments accounted for using the equity method	1,597,229	-	1,597,229
Foreign currency translation	(21,255,438)	-	(21,255,438)
Actuarial income on defined-benefit pension plans	(1,886,866)	644,029	(1,242,837)

Income tax related to components of other income and expenses debited or credited to Equity	(33,747,885)	4,266,693	(29,481,192)

c)                In Colombia, Law 1,739 dated 2014 increased from 8% to 9% indefinitely the rate for the specific income tax for financing social programs known as CREE, levied on taxable profits earned each year for the tax year 2016 onwards. Additionally, this Law established the CREE surcharge of 5%, 6%, 8% and 9% for 2015, 2016, 2017 and 2018, respectively.

The effect of temporary differences involving the payment of less or more income tax in the current period is recognized as a deferred tax credit or debit respectively at the tax rates in effect when the differences are reversed (39% in 2015, 40% in 2016, 42% in 2017, 43% in 2018 and 34% from 2019), provided there is a reasonable expectation that such differences will reverse in the future and that the asset will generate sufficient taxable income.

This rate increase affected the recognition of deferred tax assets and liabilities of Colombian combined entities as of December 31, 2014. The net profit of ThCh$ 1,766,932 was recognized in the statement of comprehensive income.

d)            In Peru, the rate of corporate income tax is 28% on taxable income, after deducting the employees profit share of 5% of taxable income, as of December 31, 2015 (30% and 5%, respectively, as of December 31, 2014).

Law No. 30296 establishes that the applicable rate of corporate income tax on taxable income, after deducting the employees profit share will be as follows: 28% in 2015 and 2016, 27% in 2017 and 2018, and 26% from 2019 onwards.

This rate increase affected the recognition of deferred tax assets and liabilities of Peruvian combined entities as of December 31, 2014. The net profit of ThCh$ 18,906,796 was recognized in the statement of comprehensive income.

16.   OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2015 and 2014 is as follows:

Other Financial Liabilities	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest-bearing borrowings	219,886,145	896,623,248	144,380,202	1,046,984,911
Hedging derivatives (*)	714,696	300,871	14,658	582,788
Non-hedging derivatives (**)	417,400	-	-	-

Total	221,018,241	896,924,119	144,394,860	1,047,567,699

(*)   See Note 18.2.a.

(**) See Note 18.2.b.

16.1   Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2015 and 2014 is as follows:

Interest-bearing borrowings	Balance as of
	12-31-2015		12-31-2014
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Bank loans	149,737,017	117,118,807	33,899,668	158,762,494
Unsecured liabilities	40,739,002	726,257,954	95,676,216	830,468,792
Finance leases	9,928,748	15,689,988	8,434,888	21,723,699
Other obligations	19,481,378	37,556,499	6,369,430	36,029,926

Total	219,886,145	896,623,248	144,380,202	1,046,984,911

Bank loans by currency and contractual maturity as of December 31, 2015 and 2014 are as follows:

•	Summary of bank loans by currency and contractual maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peru	US$	2.09%	2.01%	No	26,650,674	2,833,429	29,484,103	3,777,906	19,247,361	299,442	-	-	23,324,709
Argentina	US$	13.83%	13.13%	No	3,899,595	-	3,899,595	-	-	-	-	-	-
Argentina	Ar$	43.57%	37.34%	No	2,440,733	4,535,253	6,975,986	1,080,762	-	-	-	-	1,080,762
Colombia	CP	6.04%	5.92%	No	32,928,994	76,448,339	109,377,333	29,066,078	-	-	-	63,647,258	92,713,336

				Total	65,919,996	83,817,021	149,737,017	33,924,746	19,247,361	299,442	-	63,647,258	117,118,807

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peru	US$	3.01%	2.93%	No	2,472,247	8,382,913	10,855,160	38,628,554	17,850,471	16,254,959	255,432	-	72,989,416
Argentina	US$	13.68%	13.03%	No	11,451,387	2,126,669	13,578,056	1,022,595	-	-	-	-	1,022,595
Argentina	Ar$	39.91%	35.13%	No	2,861,876	6,395,181	9,257,057	6,999,683	-	-	-	-	6,999,683
Colombia	CP	8.29%	8.13%	No	-	209,395	209,395	-	-	-	-	77,750,800	77,750,800

				Total	16,785,510	17,114,158	33,899,668	46,650,832	17,850,471	16,254,959	255,432	77,750,800	158,762,494

•	Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of December 31, 2015 and 2014 totalled ThCh$ 262,879,875 and ThCh$ 201,007,394, respectively.

                     •      Identification of Bank Loans by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of 12-31-2015
										Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco de Credito del Perú	Peru	US$	2.17%	2.06%	Quarterly	244,599	601,653	846,252	802,204	18,049,594	-	-	-	18,851,798
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.25%	3.07%	Quarterly	458,314	1,333,451	1,791,765	1,777,935	-	-	-	-	1,777,935
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	Quarterly	328,118	898,325	1,226,443	1,197,767	1,197,767	299,442	-	-	2,694,976
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	1.08%	1.06%	At maturity	25,619,643	-	25,619,643	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	8.27%	8.11%	At maturity	135,920	3,353,778	3,489,698	-	-	-	-	46,952,895	46,952,895
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP	8.30%	8.14%	At maturity	48,510	1,192,454	1,240,964	-	-	-	-	16,694,363	16,694,363
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CP	6.06%	5.93%	At maturity	11,038,653	-	11,038,653	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Citibank Colombia	Colombia	CP	5.57%	6.01%	At maturity	5,169,932	-	5,169,932	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	6.30%	6.16%	At maturity	361,969	27,472,752	27,834,721	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP	6.84%	6.66%	At maturity	13,251,721	-	13,251,721	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CP	6.30%	6.15%	At maturity	2,922,289	-	2,922,289	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Perú	Colombia	CP	5.87%	5.70%	At maturity	-	20,318,330	20,318,330	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Perú	Colombia	CP	5.93%	5.76%	At maturity	-	13,509,598	13,509,598	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Perú	Colombia	CP	5.65%	5.50%	At maturity	-	10,462,152	10,462,152	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	The Bank Of Tokyo	Colombia	CP	7.02%	6.90%	At maturity	-	139,275	139,275	29,066,078	-	-	-	-	29,066,078
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	34.23%	32.75%	At maturity	438,505	-	438,505	-	-	-	-	-	-
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	51.46%	42.24%	At maturity	-	714,607	714,607	259,978	-	-	-	-	259,978
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	55.07%	44.68%	At maturity	-	271,439	271,439	120,187	-	-	-	-	120,187
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	44.16%	37.14%	At maturity	-	181,232	181,232	73,961	-	-	-	-	73,961
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	49.96%	41.21%	At maturity	-	259,139	259,139	115,564	-	-	-	-	115,564
Foreign	Central Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	45.10%	37.81%	At maturity	-	852,379	852,379	381,640	-	-	-	-	381,640
Foreign	Central Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	14.84%	13.92%	Quarterly	1,216,306	-	1,216,306	-	-	-	-	-	-
Foreign	Central Costanera S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	51.97%	42.59%	Quarterly	-	291,321	291,321	129,432	-	-	-	-	129,432
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	34.46%	31.10%	At maturity	1,119,924	-	1,119,924	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.50%	12.86%	Quarterly	1,341,641	-	1,341,641	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.50%	12.86%	Quarterly	670,824	-	670,824	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.50%	12.86%	Quarterly	670,824	-	670,824	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander-Sindicado IV	Argentina	Ar$	40.59%	35.54%	Quarterly	202,930	451,981	654,911	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado IV	Argentina	Ar$	40.59%	35.54%	Quarterly	185,284	412,679	597,963	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado IV	Argentina	Ar$	40.59%	35.54%	Quarterly	176,461	393,027	569,488	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado IV	Argentina	Ar$	40.59%	35.54%	Quarterly	61,761	137,560	199,321	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicado IV	Argentina	Ar$	40.59%	35.54%	Quarterly	26,469	58,954	85,423	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	40.59%	35.54%	Quarterly	229,399	510,935	740,334	-	-	-	-	-	-

				Total ThCh$						65,919,996	83,817,021	149,737,017	33,924,746	19,247,361	299,442	-	63,647,258	117,118,807

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of 12-31-2014
										Current			Non-current
										One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	3.98%	3.96%	Quarterly	260,672	564,193	824,865	752,258	752,258	15,233,217	-	-	16,737,733
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.18%	3.01%	Quarterly	395,746	1,137,486	1,533,232	1,516,648	1,516,648	-	-	-	3,033,296
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	Quarterly	287,425	766,306	1,053,731	1,021,742	1,021,742	1,021,742	255,432	-	3,320,658
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.44%	3.36%	Quarterly	1,516,649	5,914,928	7,431,577	13,498,170	14,559,823	-	-	-	28,057,993
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	1.02%	1.00%	At maturity	11,755	-	11,755	21,839,736	-	-	-	-	21,839,736
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	8.39%	8.22%	At maturity	-	55,892	55,892	-	-	-	-	20,393,652	20,393,652
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	6.71%	6.60%	At maturity	-	153,503	153,503	-	-	-	-	57,357,148	57,357,148
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	28.00%	28.00%	At maturity	710,351	-	710,351	-	-	-	-	-	-
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	51.47%	42.24%	At maturity	-	800,033	800,033	853,856	-	-	-	-	853,856
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	55.08%	44.68%	At maturity	-	302,809	302,809	350,571	-	-	-	-	350,571
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	44.17%	37.14%	At maturity	-	185,138	185,138	215,736	-	-	-	-	215,736
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	49.97%	41.21%	At maturity	-	289,401	289,401	337,088	-	-	-	-	337,088
Foreign	Central Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	45.11%	37.81%	At maturity	-	955,718	955,718	1,113,199	-	-	-	-	1,113,199
Foreign	Central Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	14.84%	13.92%	Quarterly	-	2,126,669	2,126,669	1,022,595	-	-	-	-	1,022,595
Foreign	Central Costanera S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	51.99%	42.59%	Quarterly	-	324,772	324,772	377,538	-	-	-	-	377,538
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	30.56%	27.87%	At maturity	1,461,573	-	1,461,573	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.40%	12.78%	Quarterly	5,725,691	-	5,725,691	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.40%	12.78%	Quarterly	2,862,848	-	2,862,848	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.40%	12.78%	Quarterly	2,862,848	-	2,862,848	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander — Syndicated IV	Argentina	Ar$	36.21%	32.11%	Quarterly	158,689	813,581	972,270	862,890	-	-	-	-	862,890
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau -Syndicated IV	Argentina	Ar$	36.21%	32.11%	Quarterly	144,890	742,835	887,725	787,856	-	-	-	-	787,856
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia — Syndicated IV	Argentina	Ar$	36.21%	32.11%	Quarterly	137,990	707,462	845,452	750,339	-	-	-	-	750,339
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario — Syndicated IV	Argentina	Ar$	36.21%	32.11%	Quarterly	48,297	247,612	295,909	262,618	-	-	-	-	262,618
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad —Syndicated IV	Argentina	Ar$	36.21%	32.11%	Quarterly	20,699	106,119	126,818	112,552	-	-	-	-	112,552
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	36.21%	32.11%	Quarterly	179,387	919,701	1,099,088	975,440	-	-	-	-	975,440

				Total ThCh$						16,785,510	17,114,158	33,899,668	46,650,832	17,850,471	16,254,959	255,432	77,750,800	158,762,494

Appendix No.3, letter a), presents details of estimated future cash flows (undiscounted) that the Combined Group will have to disburse to settle the bank loans detailed above.

16.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2015 and 2014 is as follows:

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	6.61%	6.50%	No	1,025,402	14,223,478	15,248,880	-	7,111,739	5,807,446	7,111,739	7,111,739	27,142,663
Peru	Sol	6.40%	6.30%	No	-	8,221	8,221	-	-	5,209,302	-	5,209,303	10,418,605
Colombia	CP	11.15%	10.79%	No	25,481,901	-	25,481,901	38,005,507	48,781,185	80,913,285	53,852,881	467,143,828	688,696,686

				Total	26,507,303	14,231,699	40,739,002	38,005,507	55,892,924	91,930,033	60,964,620	479,464,870	726,257,954

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	6.70%	6.59%	No	4,852,113	-	4,852,113	12,133,186	-	6,066,593	4,953,980	12,133,186	35,286,945
Peru	Sol	6.40%	6.30%	No	156,702	8,008	164,710	-	-	-	5,074,099	5,074,099	10,148,198
Colombia	CP	8.67%	8.45%	No	90,659,393	-	90,659,393	-	43,326,710	55,611,108	92,241,270	593,854,561	785,033,649

				Total	95,668,208	8,008	95,676,216	12,133,186	43,326,710	61,677,701	102,269,349	611,061,846	830,468,792

16.3 Secured liabilities

The detail of secured liabilities by currency and maturity as of December 31, 2015 and 2014 is as follows:

There are no secured liabilities as of December 31, 2015 and 2014.

                     • Fair value measurement and hierarchy

The fair value of current and non-current bond obligations, both secured and unsecured, as of December 31, 2015 and 2014 totalled ThCh$ 782,670,566 and ThCh$ 999,933,639, respectively.

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
										Current			Non-current
										Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	No	-	8,008	8,008	-	-	-	-	5,074,099	5,074,099
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	No	156,702	-	156,702	-	-	-	5,074,099	-	5,074,099
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	165,699	-	165,699	-	-	-	-	6,066,593	6,066,593
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	171,325	-	171,325	-	-	-	4,953,980	-	4,953,980
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	3,977,405	-	3,977,405	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	No	184,210	-	184,210	6,066,593	-	-	-	-	6,066,593
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	100,099	-	100,099	6,066,593	-	-	-	-	6,066,593
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	No	165,694	-	165,694	-	-	6,066,593	-	-	6,066,593
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	No	87,681	-	87,681	-	-	-	-	6,066,593	6,066,593
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series A-10	Colombia	CP	8.21%	7.97%	No	54,029,298	-	54,029,298	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series A102	Colombia	CP	8.21%	7.97%	No	10,288,151	-	10,288,151	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B-103	Colombia	CP	8.33%	8.33%	No	3,361,512	-	3,361,512	-	43,326,710	-	-	-	43,326,710
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B10	Colombia	CP	8.97%	8.69%	No	530,887	-	530,887	-	-	-	40,793,373	-	40,793,373
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B15	Colombia	CP	9.29%	8.99%	No	190,004	-	190,004	-	-	-	-	14,144,897	14,144,897
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B09-09	Colombia	CP	9.00%	8.71%	No	1,307,418	-	1,307,418	-	-	55,611,108	-	-	55,611,108
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B12	Colombia	CP	9.30%	9.00%	No	547,749	-	547,749	-	-	-	-	22,830,628	22,830,628
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign Bonds	Colombia	CP	10.17%	10.17%	No	2,180,810	-	2,180,810	-	-	-	-	22,942,859	22,942,859
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds	Colombia	CP	10.17%	10.17%	No	15,671,786	-	15,671,786	-	-	-	-	163,885,784	163,885,784
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B10	Colombia	CP	6.65%	6.49%	No	282,892	-	282,892	-	-	-	-	76,406,981	76,406,981
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B15	Colombia	CP	6.77%	6.60%	No	191,716	-	191,716	-	-	-	-	50,934,262	50,934,262
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B12-13	Colombia	CP	8.17%	7.93%	No	455,387	-	455,387	-	-	-	-	92,464,960	92,464,960
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B6-13	Colombia	CP	7.40%	7.20%	No	174,976	-	174,976	-	-	-	38,854,059	-	38,854,059
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-13	Colombia	CP	7.40%	7.20%	No	56,716	-	56,716	-	-	-	12,593,838	-	12,593,838
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B16-14	Colombia	CP	7.30%	7.10%	No	403,310	-	403,310	-	-	-	-	41,380,613	41,380,613
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B10-14	Colombia	CP	6.97%	6.79%	No	443,930	-	443,930	-	-	-	-	47,472,761	47,472,761
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B6-14	Colombia	CP	6.54%	6.39%	No	295,149	-	295,149	-	-	-	-	33,378,162	33,378,162
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-14	Colombia	CP	6.54%	6.39%	No	247,702	-	247,702	-	-	-	-	28,012,654	28,012,654

				Total ThCh$						95,668,208	8,008	95,676,216	12,133,186	43,326,710	61,677,701	102,269,349	611,061,846	830,468,792

Appendix No. 3, letter b) shows the detail of estimated future cash flows (undiscounted) that the Combined Group will have to disburse to settle the secured and unsecured liabilities detailed above.

•	Detail of Finance Lease Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2015
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	Over five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.10%	2,484,674	7,399,875	9,884,549	15,599,736	-	-	-	-	15,599,736
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	10.80%	4,579	14,234	18,813	20,200	19,819	-	-	-	40,019
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP	6.55%	5,424	16,795	22,219	23,718	19,648	-	-	-	43,366
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia SAS	Colombia	CP	10.08%	795	2,372	3,167	3,650	3,217	-	-	-	6,867

				Total	ThCh$					9,928,748						15,689,988

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2014
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	1.98%	2,122,504	6,312,384	8,434,888	8,416,512	13,307,187	-	-	-	21,723,699

				Total	ThCh$					8,434,888						21,723,699

Appendix No. 3 letter c) presents details of estimated future cash flows (undiscounted) that the Combined Group will have to disburse to settle the finance lease obligations detailed above.

•	Detail of other obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2015
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Central Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	0.25%	-	2,153,867	2,153,867	2,144,288	2,144,288	2,144,288	2,144,288	24,342,682	32,919,834
Foreign	Central Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	-	-	-	-	-	-	-	-	-
Foreign	Hidroinvest S.A.	Argentina	Foreign	Others	Argentina	US$	2.53%	-	391,530	391,530	-	-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Others	Argentina	Ar$	32.75%	23,515	-	23,515	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Others	Argentina	Ar$	23.59%	16,912,466	-	16,912,466	4,636,665	-	-	-	-	4,636,665

				Total ThCh$						19,481,378						37,556,499

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2014
								Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
Foreign	Central Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	-	2,391,399	2,391,399	7,362,677	7,362,678	7,362,678	4,532,769	-	26,620,802
Foreign	Central Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	-	3,099,889	3,099,889	-	-	-	-	-	-
Foreign	Hidroinvest S.A.	Argentina	Foreign	Others	Argentina	US$	2.33%	-	331,928	331,928	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Others	Argentina	Ar$	23.54%	32,719	-	32,719	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	0.78%	513,495	-	513,495	9,409,124	-	-	-	-	9,409,124

				Total	ThCh$					6,369,430						36,029,926

Appendix No. 3 letter d) presents details of estimated future cash flows (undiscounted) that the Combined Group will have to disburse to settle these Other Obligations.

16.4 Other information

As of December 31, 2015 and 2014 Combined Group had long-term lines of credit unconditionally available for use amounting to ThCh 0 and ThCh 20,603,923, respectively.

17.	RISK MANAGEMENT POLICY

The Combined Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Combined Group’s risk management policy include the following:

•	Compliance with good corporate governance standards.

•	Strict compliance with all the Combined Group’s internal policies.

•	Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management.

II.	Criteria regarding counterparts.

III.	Authorized operators.

•	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Combined Group policies, standards, and procedures.

17.1	Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

Depending on the Combined Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

17.2	Exchange rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Combined Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

•	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.

•	Revenues in Combined Group companies directly linked to changes in currencies other than those of its cash flows.

In order to mitigate exchange rate risk, the Combined Group is looking for maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to manage the risk are currency swaps and forward exchange contracts.

17.3	Commodities risk

The Combined Group is exposed to a risk of certain commodities price changes, basically due to:

•	Purchases of fuel used to generate electricity.

•	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Combined Group has designed a commercial policy that establishes the levels of sale commitments in line with the capacity of its generating power plants in a dry year. It also incorporates risk mitigation claws in certain contracts with unregulated customers and, in the case of regulated customers subject to long-term tender agreements, it determines indexation polynomials that help to reduce exposure to commodity risk.

Considering the operating conditions faced by the power generation market, with drought and highly volatile commodity prices on international markets, the Combined Group is constantly verifying the advisability of using hedging strategies to lessen the impacts that these price swings have on its results. As of December 31, 2015 and 2014 there were no derivative instruments on commodities.

17.4	Liquidity risk

The Combined Group’s liquidity risk management policy consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 16, 18, and Appendix No. 3.

Our current liabilities exceeded our current assets by Ch$ 395,049 billion as of December 31, 2015 and by Ch$ 199,288 billion as of December 31, 2014. These amounts do not represent material working capital deficits. However, we believe that cash flow generated from our combined entities’ business operations, as well as cash balances, borrowings from commercial banks and related companies, and ample access to capital markets are sufficient to satisfy all of our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

As of December 31, 2015 the Combined Group has liquidity of cash and cash equivalent totalling ThCh$ 112,313,130. As of December 31, 2014 the Combined Group had liquidity of cash and cash equivalent totalling ThCh$ 298,442,230 and unconditionally available long-term lines of credit totalling ThCh$ 20,603,923.

17.5	Credit risk

Management closely monitors credit risk.

Trade	receivables:

The credit risk for receivables from the Combined Group’s commercial activity has historically been very low, due to the short-term period of collections from customers, resulting in non-significant cumulative receivables amounts.

In some countries, regulations allow the suspension of energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. Management monitors credit risk on an ongoing basis and measures maximum exposure to payment default risk, which, as stated above, is very low.

Financial assets, other than trade receivables:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade whenever possible) with thresholds established for each entity.

Investments may be backed with treasury bonds from the countries in which the company operates and/or with commercial paper issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

Derivative instruments are entered into with entities with solid creditworthiness; all derivative transactions are performed with entities with investment grade ratings.

17.6	Risk measurement

The Combined Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Combined Group, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

•	Financial debt.

•	Hedge derivatives for debt.

The VaR determined represents the potential variation in value of the portfolio of positions described above within a quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions, related to Chilean Peso, including:

•	U.S. dollar Libor interest rate.

•	The different currencies with which our companies operate and the customary local indices used in the banking industry.

•	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on the extrapolation of the possible future scenarios (at one quarter) of market values for the risk variables. The scenarios are based on the actual observations for the same period (quarter) during the five years period.

The quarterly 95% confidence VaR number is calculated as the 5% percentile of the potential quarterly variations in the fair value of the portfolio.

Given the aforementioned assumptions, the quarterly VaR of the positions discussed above corresponds to ThCh$ 81,636,490.

These values represent the potential increase of the Debt and Derivatives’ Portfolio, thus these Values At Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’ end.

18.	FINANCIAL INSTRUMENTS

18.1	Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, excluding cash and cash equivalents, as of December 31, 2015 and 2014 is as follows:

	Balance as of 12-31-2015
	Financial assets held for trading ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives designated for hedging ThCh$

Derivative instruments	2,649,187	-	-	-	264,010
Other financial assets	-	2,728,706	235,002,496	-	-

Total current	2,649,187	2,728,706	235,002,496	-	264,010

Equity instruments	-	-	-	612,676	-
Derivative instruments	-	-	-	-	13,305
Other financial assets	-	-	230,824,700	-	-
Total non-current	-	-	230,824,700	612,676	13,305

Total	2,649,187	2,728,706	465,827,196	612,676	277,315

	Balance as of 12-31-2014
	Financial assets held for trading ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Financial derivatives designated for hedging ThCh$

Derivative instruments	2,924,888	-	-	-	712,883
Other financial assets	-	19,747,428	142,282,311	-	-

Total current	2,924,888	19,747,428	142,282,311	-	712,883
Equity instruments	-	-	-	1,200,787	-
Derivative instruments	-	-	-	-	16,166
Other financial assets	-	-	141,216,512	-	-
Total non-current	-	-	141,216,512	1,200,787	16,166

Total	2,924,888	19,747,428	283,498,823	1,200,787	729,049

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2015 and 2014 is as follows:

	Balance as of 12-31-2015
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	219,886,145	-
Derivative instruments	417,400		714,696
Other financial liabilities	-	286,712,093	-

Total current	417,400	506,598,238	714,696

Interest-bearing loans	-	896,623,248
Derivative instruments	-	-	300,871

Total non-current	-	896,623,248	300,871

Total	417,400	1,403,221,486	1,015,567

	Balance as of 12-31-2014
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	-	144,380,202	-
Derivative instruments	-	-	14,658
Other financial liabilities	-	472,681,627	-

Total current	-	617,061,829	14,658

Interest-bearing loans	-	1,046,984,911	-
Derivative instruments	-	-	582,788

Total non-current	-	1,046,984,911	582,788

Total	-	1,664,046,740	597,446

18.2	Derivative instruments

The risk management policy of the Combined Group primarily uses interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Combined Group classifies its derivatives as follows:

•	Derivatives designated for Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•	Derivatives designated for Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•

Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recognized at fair value through profit or loss (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2015 and 2014 financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the combined statement of financial position:

	Balance as of 12-31-2015				Balance as of 12-31-2014
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest rate hedges:	-	13,305	11,177	300,871	-	16,166	14,637	582,788
Cash flow hedges	-	13,305	11,177	300,871	-	16,166	14,637	582,788
Exchange rate hedges:	264,010	-	703,519	-	712,883	-	21	-
Cash flow hedges	264,010	-	703,519	-	712,883	-	21	-

TOTAL	264,010	13,305	714,696	300,871	712,883	16,166	14,658	582,788

•	General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of hedge instruments	Description of hedge instrument	Description of instrument hedged	Fair value of instruments hedged 12-31-2015 ThCh$	Fair value of instruments hedged 12-31-2014 ThCh$	Type of risks hedged
SWAP	Interest rate	Bank borrowings	(298,743)	(581,259)	Cash flow hedge
SWAP	Exchange rate	Unsecured liabilities (bonds)	(439,509)	712,862	Cash flow hedge

For the years ended December 31, 2015, 2014 and 2013 the Combined Group has not recognized significant gains or losses for ineffective cash flow hedges.

b)	Financial derivative instrument assets and liabilities at fair through profit or loss

As of December 31, 2015 and 2014 financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	Non-hedging derivative instruments
	Current Assets ThCh$	Current Liabilities ThCh$	Non-current assets ThCh$	Non-current liabilities ThCh$
December 31, 2015	2,649,187	417,400	-	-
December 31, 2014	2,924,888	-	-	-

c)	Other disclosures on derivatives

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Combined Group as well as the remaining contractual maturities as of December 31, 2015 and 2014:

Financial Derivatives	Balance as of 12-31-2015
		Notional Value
	Fair Value ThCh$	Less than one year ThCh$	1 - 2 years ThCh$	2 - 3 years ThCh$	Total ThCh$
Interest rate hedges:	(298,743)	9,014,769	13,221,429	-	22,236,198
Cash flow hedges	(298,743)	9,014,769	13,221,429	-	22,236,198
Exchange rate hedges:	(439,509)	48,128,445	-	-	48,128,445
Cash flow hedges	(439,509)	48,128,445	-	-	48,128,445
Derivatives not designated for hedge accounting	2,231,787	15,146,364	-	-	15,146,364

Total	1,493,535	72,289,578	13,221,429	-	85,511,007

Financial Derivatives	Balance as of 12-31-2014
		Notional Value
	Fair Value ThCh$	Less than one year ThCh$	1 - 2 years ThCh$	2 - 3 years ThCh$	Total ThCh$
Interest rate hedges:	(581,259)	7,702,083	7,702,083	11,296,190	26,700,356
Cash flow hedges	(581,259)	7,702,083	7,702,083	11,296,190	26,700,356
Exchange rate hedges:	712,862	7,029,775	-	-	7,029,775
Cash flow hedges	712,862	7,029,775	-	-	7,029,775
Derivatives not designated for hedge accounting	2,924,888	22,242,663	-	-	22,242,663

Total	3,056,491	36,974,521	7,702,083	11,296,190	55,972,794

The hedging and non-hedging derivatives contractual maturities do not represent the Combined Group’s total risk exposure, as the amounts recorded in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

18.3	Fair value hierarchy

Financial instruments recognized at fair value in the combined statement of financial position are classified based on the hierarchy described in Note 3.g above.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2015 and 2014:

Financial instruments measured at fair value		Fair value measured at end of reporting period using:
	12-31-2015 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$

Financial Assets
Financial derivatives designated as cash flow hedges	277,315	-	277,315	-
Financial derivatives not designated for hedge accounting	2,649,187	-	2,649,187	-

Total	2,926,502	-	2,926,502	-

Financial Liabilities
Financial derivatives designated as cash flow hedges	1,015,567	-	1,015,567	-
Financial derivatives not designated for hedge accounting	417,400	-	417,400	-

Total	1,432,967	-	1,432,967	-

Financial instruments measured at fair value		Fair value measured at end of reporting period using:
	12-31-2014 ThCh$	Level 1 ThCh$	Level 2 ThCh$	Level 3 ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	729,049	-	729,049	-
Financial derivatives not designated for hedge accounting	2,924,888	-	2,924,888	-

Total	3,653,937	-	3,653,937	-

Financial Liabilities
Financial derivatives designated as cash flow hedges	597,446	-	597,446	-

Total	597,446	-	597,446	-

19.	TRADE AND OTHER PAYABLES

The breakdown of trade and other payables as of December 31, 2015 and 2014 is as follows:

	Current balance as of		Non-current balance as of
Trade and other payables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$

Trade payables	25,448,378	25,694,778	-	-
Other payables	234,216,346	333,926,073	39,373,175	-

Total	259,664,724	359,620,851	39,373,175	-

The detail of trade and other payables as of December 31, 2015 and 2014 is as follows:

	Current balance as of		Non-current balance as of
Trade and other payables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$

Energy suppliers	15,564,935	14,226,815	-	-
Fuel and gas suppliers	9,883,443	11,467,963	-	-
Payables to tax authorities other than Corporate Income Tax	12,740,422	-	-	-
Payables for goods and services	116,295,249	91,549,044	-	-
VAT	8,340,459	-	39,373,175	-
Dividends payable to non-controlling interests	38,222,438	137,780,947	-	-
Mitsubishi contract (LTSA)	15,390,966	34,214,611	-	-
Other payables	43,226,812	70,381,471	-	-

Total	259,664,724	359,620,851	39,373,175	-

See Note 17.4 for the description of the liquidity risk management policy.

The detail of payments due and paid as of December 31, 2015 and 2014 is presented in Appendix 6.

20.	PROVISIONS

a)	The breakdown of provisions as of December 31, 2015 and 2014 is as follows:

	Current balance as of		Non-current balance as of
Provisions	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$

Provision for legal proceedings (*)	4,530,828	18,753,051	937,559	388,126
Decommissioning or restoration (**)	-	-	3,565,975	3,226,928
Provision for environmental issues	72,259,750	6,689,829	31,581,784	77,383
Other provisions	2,145,027	1,976,531	388,185	-

Total	78,935,605	27,419,411	36,473,503	3,692,437

(*) Provision for legal proceedings as of December 31, 2014 includes provisions of Emgesa (Colombian entities) associated with contracts related to Quimbo project for the amount of ThCh$ 17,381,792 and paid during 2015 for the amount of ThCh$ 16,914,262.

(**) See Note 3.a.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the provisioned matters (See Note 3.i). For example, in the specific case of the legal proceedings it depends on the final resolution of the related legal claim.

Management considers that the provisions recognized in the Combined Statements of Financial Position adequately cover the related risks.

b)	Changes in provisions for the years ended December 31, 2015, 2014 and 2013 are as follows:

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning and Restoration ThCh$	Environmental issues ThCh$	Other Provisions ThCh$	Total ThCh$
Opening Balance as of January 1, 2015	19,141,177	3,226,928	6,767,212	1,976,531	31,111,848
Changes in Provisions
Increase in existing provisions	9,925,498	89,280	103,641,796	2,416,314	116,072,888
Provisions used	(22,829,940)	-	-	-	(22,829,940)
Increase for adjustment to value of money over time	95,164	167,072	(109,582)	64,829	217,483
Foreign currency translation	(863,512)	82,695	(6,457,892)	(1,924,462)	(9,163,171)

Total changes in provisions	(13,672,790)	339,047	97,074,322	556,681	84,297,260

Closing Balance as of December 31, 2015	5,468,387	3,565,975	103,841,534	2,533,212	115,409,108

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning and Restoration ThCh$	Environmental issues ThCh$	Other Provisions ThCh$	Total ThCh$
Opening balance as of January 1, 2014	2,692,424	2,841,123	12,139,002	2,988,124	20,660,673
Changes in Provisions
Increase in existing provisions	17,139,243	-	-	234,682	17,373,925
Provisions used	(579,586)	-	(4,608,836)	-	(5,188,422)
Increase for adjustment to value of money over time	-	155,280	-	62,493	217,773
Foreign currency translation	(110,904)	230,525	(762,954)	(1,308,768)	(1,952,101)

Total changes in provisions	16,448,753	385,805	(5,371,790)	(1,011,593)	10,451,175

Closing Balance as of December 31, 2014	19,141,177	3,226,928	6,767,212	1,976,531	31,111,848

Changes in Provisions	Legal Proceedings ThCh$	Decommissioning and Restoration ThCh$	Environmental issues ThCh$	Other Provisions ThCh$	Total ThCh$
Opening balance as of January 1, 2013	2,538,568	2,732,195	9,802,203	2,938,802	18,011,768
Increase in existing provisions	857,272	-	2,300,162	-	3,157,434
Provisions used	(23,642)	-	-	(4,811)	(28,453)
Increase for adjustment to value of money over time	-	102,683	-	54,712	157,395
Foreign currency translation	(257,350)	6,245	36,637	62,498	(151,970)
Other increase	(422,424)	-	-	(63,077)	(485,501)

Total changes in provisions	153,856	108,928	2,336,799	49,322	2,648,905

Closing Balance as of December 31, 2013	2,692,424	2,841,123	12,139,002	2,988,124	20,660,673

21.	EMPLOYEE BENEFIT OBLIGATIONS

21.1	General information

Endesa Américas and certain combined entities of the Combined Group in Colombia, Peru and Argentina provide various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the criteria described in Note 3.i.1, and include primarily the following:

•	Defined benefit plans:

Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range from 5 to 15 years.

Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.

Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security regime.

•	Other benefits:

Five-year benefits: A benefit certain employees receive after 5 years; accrues from the second year onwards.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

Seniority bonuses in Peru: There is an agreement to give workers (“subject to the collective agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work. This benefit is given according to the following scale:

After 5, 10, and 15 years	–	1 basic monthly salary
After 20 years	–	1 1⁄2 basic monthly salaries
After 25, 30, 35, and 40 years	–	2 1⁄2 basic monthly salaries

•	Defined contribution benefits:

The Combined Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

21.2	Details, changes and presentation in financial statements

a)	The post-employment obligations associated with the defined benefits plan as of December 31, 2015 and 2014 are as follows:

	Balance as of
	12-31-2015 ThCh$	12-31-2014 ThCh$

Post-employment obligations	21,548,342	24,924,791

Total	21,548,342	24,924,791

Non-current portion	21,548,342	24,924,791

b)	The following amounts were recognized in the combined statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013:

	For the years ended
	12-31-2015	12-31-2014	12-31-2013
Expense Recognized in the Statements of Comprehensive Income	ThCh$	ThCh$	ThCh$

Current service cost for defined benefits plan	1,208,012	493,357	530,191
Interest cost for defined benefits plan	2,560,978	2,258,362	1,746,001
Past service costs	(523)	-	-

Expenses recognized in the Statement of Income	3,768,467	2,751,719	2,276,192

Gains from remeasurement of defined benefit plans	(613,439)	1,059,671	1,886,866

Total expense recognized in the Statement of Comprehensive Income	3,155,028	3,811,390	4,163,058

The balance and changes in post-employment defined benefit obligations as of and for the years ended December 31, 2015, 2014 and 2013 are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Closing balance as of January 1, 2013	25,359,991
Current service cost	530,191
Net interest cost	1,746,001
Actuarial losses from changes in financial assumptions	483,129
Actuarial losses from changes in seniority adjustments	1,403,737
Foreign currency translation differences	(502,403)
Contributions paid	(3,286,555)
Other changes	(12,818)

Closing balance as of December 31, 2013	25,721,273

Current service cost	493,357
Net interest cost	2,258,362
Actuarial losses from changes in financial assumptions	524,052
Actuarial losses from changes in seniority adjustments	535,619
Foreign currency translation differences	(1,590,439)
Contributions paid	(3,019,325)
Other	1,892
Closing balance as of December 31, 2014	24,924,791
Current service cost	1,208,012
Net interest cost	2,560,978
Actuarial gains from changes in financial assumptions	(354,509)
Actuarial gains from changes in seniority adjustments	(258,930)
Foreign currency translation differences	(3,556,704)
Contributions paid	(2,974,773)
Defined benefit plan obligations from the past service costs	(523)

Closing balance as of December 31, 2015	21,548,342

Combined Group companies make no contributions to funds for financing the payment of these benefits.

21.3	Other disclosures

Actuarial assumptions

As of December 31, 2015 and 2014 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Colombia		Argentina		Peru
	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014

Discount rate used	4.95%	4.6%	7.25%	7.04%	5.50%	5.50%	7.60%	6.35%
Expected rate of salary increases	4.00%	4.0%	4.20%	4.00%	0.00%	0.00%	3.00%	3.00%
Mortality tables	RV2009	RV2009	RV2008	RV2008	RV2004	RV2004	RV2009	RV2009

Sensitivity

As of December 31, 2015, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 1,774,117 (ThCh$ 2,125,543 as of December 31, 2014) if the rate rises and an increase of ThCh$ 2,268,695 (ThCh$ 2,533,901 as of December 31, 2014) if the rate falls.

Defined contributions

The total expense recognized in the combined statement of comprehensive income in the caption “Employee expenses” represents contributions payables to the defined contribution plans by the Combined Group. For the years ended December 31, 2015, the amount recognized as expense was ThCh$ 495,598 (ThCh$ 586,839 and ThCh$ 425,242 for the years ended December 31, 2014 and 2013, respectively).

Future disbursements

The estimates available indicate that disbursements for defined benefit plans will increase to ThCh$ 2,770,185 in the next year.

Term of commitments

The Combined Group’s obligations have a weighted average length of 7.55 years, and the flow for benefits for the next 5 years and more is expected to be as follows:

Years	ThCh$

1	1,536,363
2	860,175
3	1,323,504
4	1,123,912
5	1,467,686
More than 5	10,627,527

22.	TOTAL EQUITY

22.1	Equity attributable to the Parent

As stated in Note 2.1 “Basis of preparation” Endesa Américas S.A. was not a group for Consolidated Financial Statements reporting purposes in accordance with IFRS 10 Consolidated Financial Statements and was presented on the basis of the aggregation of the net assets of the legal entities of Empresa Nacional de Electricidad S.A. group located outside of Chile.

Paid-in capital and retained earnings (including results for the period) of Empresa Nacional de Electricidad S.A. have been assigned to Endesa Américas S.A. for purposes of presentation of the combined financial statements based on the proportion of the book value of the net assets assigned to Endesa Américas S.A.

Equity reserves and other comprehensive income of Empresa Nacional de Electricidad S.A. have been assigned to Endesa Américas S.A. based on their origin, distinguishing, as appropriate, those components that in accordance with IFRS will not be reclassified subsequently to profit or loss and components that might be reclassified subsequently to profit or loss.

22.2	Foreign currency translation reserves

The following table details currency translation adjustments attributable to the Parent Company of the Combined Group for the years ended December 31, 2015, 2014 and 2013:

	For the years ended
Reserves for Accumulated Currency Translation Differences	December 31, 2015 ThCh$	December 31, 2014 ThCh$	December 31, 2013 ThCh$

Emgesa S.A.E.S.P	42,202,991	69,075,372	89,562,631
Generandes Perú S.A.	80,008,277	69,304,036	38,809,462
Hidroeléctrica el Chocón S.A.	(84,612,550)	(53,592,630)	(46,868,871)
Endesa Argentina S.A.	(14,435,479)	(13,561,202)	(13,287,564)
Central Costanera S.A.	6,697,712	10,185,346	7,083,247
Endesa Brasil S.A.	(216,355,851)	(105,465,588)	(122,479,241)
Others	(4,547,045)	(4,276,977)	(3,717,685)

TOTAL	(191,041,945)	(28,331,643)	(50,898,021)

22.3	Restrictions combined entities transferring funds to the parent

Certain of the Combined Group’s entities must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transfer of assets to the parent company. The Combined Group’s restricted net assets as of December 31, 2015 from its combined entities Edegel S.A.A. and Hidroeléctrica El Chocón S.A. are ThCh$ 63,188,793 and ThCh$ 102,591,323, respectively.

22.4	Other reserves

Other reserves within Equity attributable to the Parent Company of the Combined Group for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Balance as of 1-1-2015 ThCh$	2015 Changes ThCh$	Balance as 12-31-2015 ThCh$
Exchange differences on translation	(28,331,643)	(162,710,302)	(191,041,945)
Cash flow hedges	(1,991,688)	(6,030,795)	(8,022,483)
Remeasurement of available-for-sale financial assets	—	(118,662)	(118,662)
Other miscellaneous reserves	(820,511,192)	18,930,779	(801,580,413)

TOTAL	(850,834,523)	(149,928,980)	(1,000,763,503)

	Balance as of 1-1-2014 ThCh$	2014 Changes ThCh$	Balance as of 12-31-2014 ThCh$
Exchange differences on translation	(50,898,021)	22,566,378	(28,331,643)
Cash flow hedges	2,118,519	(4,110,207)	(1,991,688)
Other miscellaneous reserves	(760,605,537)	(59,905,655)	(820,511,192)

TOTAL	(809,385,039)	(41,449,484)	(850,834,523)

	Balance as of 1-1-2013 ThCh$	2013 Changes ThCh$	Balance as of 12-31-2013 ThCh$
Exchange differences on translation	(18,394,521)	(32,503,500)	(50,898,021)
Cash flow hedges	7,565,902	(5,447,383)	2,118,519
Other miscellaneous reserves	(724,055,318)	(36,550,219)	(760,605,537)

TOTAL	(734,883,937)	(74,501,102)	(809,385,039)

•	Reserves for Exchange differences on translation: These arise primarily from exchange differences relating to:

•	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 3.j);

•	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.b).

•	Cash flow hedges reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (see Note 3.f.4).

•	Remeasurement of available-for-sale financial assets: These represent variations in fair value, net of their effect on the available-for-sale investments (see Note 3.f.1).

•	Other miscellaneous reserves:

Other miscellaneous reserves primarily include the following as of December 31, 2015 and 2014:

(i).

In accordance with Official Bulletin (Oficio Circular) No. 456 from issued by the Chilean Superintendence of Securities and Insurance, this caption records the price-level adjustment of cumulative paid-in capital from the date of the transition to IFRS, January 1, 2004, to December 31, 2008.

Please note that, while the Combined Group adopted the IFRS as its statutory accounting standards on January 1, 2009, the date of transition to that international standard used was January 1, 2004. This results from applying the exemption for that purpose in IFRS 1, “First Time Adoption”.

(ii).	Foreign currency translation differences existing at the time of transition to IFRS (IFRS 1 exemption, First Time Adoption).

(iii).

The effects of business combinations under common control, arising primarily from the creation of the holding company Enel Brasil S.A. in 2005 and the merger of our Colombian combined entities Emgesa and Betania in 2007.

22.5	Non-controlling interests

				Non-controlling Interests (% financial interest)
		Equity Balance as of		Profit (Loss) For the years ended

Companies	Non-controlling interests	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Emgesa S.A. E.S.P.	73.13%	584,922,225	536,351,255	154,959,234	211,210,105	168,793,015
Generandes Perú S.A.	39.00%	118,101,218	116,762,865	19,466,375	22,882,930	17,074,639
Edegel S.A.A.	16.40%	91,467,160	90,506,207	15,078,085	17,790,998	13,397,572
Chinango S.A.C.	20.00%	14,268,911	14,707,216	3,042,018	3,002,284	2,033,307
Central Costanera S.A.	24.32%	3,759,405	5,197,207	(242,897)	11,072,950	(7,538,477)
Hidroeléctrica El Chocón S.A.	32.33%	48,208,347	26,841,549	35,783,793	3,538,006	3,557,468
Others		3,491,652	1,980,163	2,556,874	256,053	239,049

TOTAL		864,218,918	792,346,462	230,643,482	269,753,326	197,556,573

23.	REVENUE AND OTHER INCOME

The detail of revenues presented in the statement of comprehensive income for the years ended December 31, 2015, 2014 and 2013 is as follows:

	For the years ended
Revenues	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Energy sales	1,163,050,757	1,085,422,840	984,879,971

Generation	1,163,050,757	1,085,422,840	984,879,971
Regulated customers	180,478,765	166,599,553	153,107,195
Non-regulated customers	664,648,555	658,206,673	605,123,358
Spot market sales	279,010,162	237,107,416	198,576,158
Other customers	38,913,275	23,509,198	28,073,260
Other sales	7,290,918	476,853	-
Natural gas sales	7,290,918	476,853	-

Revenue from other services	68,124,473	68,514,547	12,752,543
Tolls and transmission	64,775,313	51,448,733	6,094,776
Rent of equipment	70,485	-	-
Engineering services	1,510,084	3,229,708	5,006,203
Other services	1,768,591	13,836,106	1,651,564

Total operating revenue	1,238,466,148	1,154,414,240	997,632,514

Other Operating Income	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Other revenue (*)	64,649,040	61,145,248	59,762,114

Total other operating income	64,649,040	61,145,248	59,762,114

(*) For the years ended December 31, 2015, includes ThCh$ 52,400,888 (ThCh$ 39,282,571 and ThCh$ 33,846,438 for the years ended December 31, 2014 and 2013, respectively) from availability agreements in effect starting in December 2012 between our subsidiary Central Costanera S.A. and CAMMESA.

24.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables presented in profit or loss for the years ended December 31, 2015, 2014 and 2013 is as follows:

	For the years ended
Raw Materials and Consumables	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Energy purchases	(181,642,178)	(108,348,536)	(113,257,831)
Fuel consumption (*)	(140,545,782)	(100,755,311)	(96,236,839)
Transportation costs	(104,202,321)	(103,553,233)	(84,159,191)
Other raw materials and consumables	(55,356,908)	(56,584,448)	(42,323,777)

Total	(481,747,189)	(369,241,528)	(335,977,638)

(*) See Note 9.

25.	EMPLOYEE BENEFITS EXPENSE

Employee expenses recognized in profit or loss for the years ended December 31, 2015, 2014 and 2013 are as follows:

Employee Benefits Expense	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Wages and salaries	(65,665,888)	(57,153,307)	(46,023,568)
Post-employment benefit obligations expense	(1,844,857)	(1,080,196)	(955,433)
Social security and other contributions	(15,447,105)	(11,563,083)	(12,945,061)
Other employee expenses	(2,270,696)	(248,283)	(224,857)

Total	(85,228,546)	(70,044,869)	(60,148,919)

26.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The detail of depreciation, amortization and impairment losses recognized in profit or loss for the years ended December 31, 2015, 2014 and 2013 is as follows:

	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Depreciation	(106,487,360)	(98,785,594)	(95,674,678)
Amortization	(1,918,304)	(5,050,741)	(1,379,657)
Total depreciation and amortization	(108,405,664)	(103,836,335)	(97,054,335)
Losses from impairment (*)	(4,813,372)	(2,057,856)	(6,523,091)

Total depreciation and amortization and impairment losses	(113,219,036)	(105,894,191)	(103,577,426)

(*) Impairment Losses	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$
Impairment reversal (loss) on financial assets (see Note 7)	(4,781,326)	(869,239)	76,227
Impairment loss on property, plant and equipment (see Note 14)	(32,046)	(1,188,617)	(6,599,318)

Total	(4,813,372)	(2,057,856)	(6,523,091)

27.	OTHER EXPENSES BY NATURE

Other miscellaneous operating expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

Other Expenses	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Professional, outsourced and other services	(12,420,353)	(12,628,535)	(8,304,552)
Other supplies and services	(11,487,128)	(8,915,875)	(8,336,771)
Insurance premiums	(18,671,095)	(13,507,356)	(10,518,069)
Taxes and charges	(11,360,331)	(2,242,872)	(7,731,180)
Repairs and maintenance	(11,035,807)	(11,971,605)	(11,696,692)
Marketing, public relations and advertising	(683,569)	(334,152)	(338,765)
Leases and rental costs	(1,424,520)	(1,525,709)	(1,119,001)
Environmental expenses	(1,076,425)	(991,592)	(417,966)
Other supplies	(4,309,671)	(5,705,879)	(2,827,161)
Travel expenses	(656,362)	(517,295)	(389,286)
Indemnities and fines	(165,761)	(1,695,148)	(861,232)

Total	(73,291,022)	(60,036,018)	(52,540,675)

28.	FINANCIAL RESULTS

Financial income and costs for the years ended December 31, 2015, 2014 and 2013 are as follows:

Financial Income	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Term deposits and other fixed-income investments	58,892,797	12,612,215	11,863,619
Other financial income	407,523	81,355,382	3,273,847

Total	59,300,320	93,967,597	15,137,466

Financial Costs	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Financial costs	(87,794,374)	(65,211,336)	(66,695,425)

Bank loans	(15,729,436)	(16,616,920)	(17,550,897)
Secured and unsecured liabilities	(74,589,457)	(78,729,951)	(55,830,043)
Valuation of financial derivatives	(315,519)	(439,151)	(473,911)
Provisions	(217,483)	645,130	-
Post-employment benefit obligations	(2,560,978)	(2,258,362)	(1,746,002)
Capitalized borrowing costs	40,263,391	40,012,531	23,519,951
Other financial costs (*)	(34,644,892)	(7,824,613)	(14,614,523)

Foreign currency exchange gains (losses), net (1)	96,180,972	(20,192,761)	(11,576,858)
Gains	164,965,489	26,949,322	33,457,324
Losses	(68,784,517)	(47,142,083)	(45,034,182)

Total Financial Costs	8,386,598	(85,404,097)	(78,272,283)

Total Financial Results	67,686,918	8,563,500	(63,134,817)

(*) On December 31, 2014 our combined subsidiary Central Costanera S.A. was forgiven interest owed to Mitsubish and the present value of the Mitsubishi debt amounting to ThCh$84,534,955, under a restructuring agreement for this debt. The main conditions of the restructuring agreement include: the forgiveness of interest due and accrued as of September 30, 2014; the rescheduling of capital repayments over a period of 18 years, with a 12 month grace period so that obligations must be fully repaid before December 15, 2032; a minimum annual payment of US$3,000,000 in principal in quarterly instalments at an interest rate of 0.25% per annum; the maintenance of a pledge over assets and restrictions on the payment of dividends.

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

(1) Foreign currency exchange losses, net	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Cash and cash equivalents	1,224,719	1,697,907	1,344,567
Other financial assets (derivative instruments)	158,148,383	16,998,599	27,129,918
Other non-financial assets	965,197	589,555	-
Trade and other accounts receivable	(4,831,077)	(2,923,337)	(3,725,260)
Other financial liabilities (financial debt and derivative instruments)	(34,567,814)	(32,626,374)	(33,326,873)
Trade and other accounts payable	(1,743,585)	(1,908,775)	(228,360)
Other non-financial liabilities	(23,014,851)	(2,020,336)	(2,770,850)

Total	96,180,972	(20,192,761)	(11,576,858)

29.	INCOME TAXES

The following table presents the components of the income tax (expense)/benefit recognized in the accompanying Combined Statement of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013:

Current Income Tax and Adjustments to Current Income Tax for Previous Periods	For the years ended
	12-31-2015 ThCh$	12-31-2014 ThCh$	12-31-2013 ThCh$

Current income tax	(228,736,117)	(219,525,684)	(165,130,899)
Tax benefit arising from previously unrecognized tax credit of prior period used to reduce current tax expense	14,529,770	13,376,346	-
Adjustments to current tax from the previous period	(1,360,544)	(217,951)	(1,033,731)
Other current tax expense	(2,852,706)	(25,942)	(4,084,483)

Current tax expense, net	(218,419,597)	(206,393,231)	(170,249,113)

Benefit/(expense) from deferred taxes for origination and reversal of temporary differences	(38,557,814)	(18,334,897)	2,326,472
Benefit from deferred taxes due to changes in tax rate or the introduction of new taxes (*)	-	20,677,076	10,452
Adjustments to deferred tax from the previous period	728,155	-	-

Total deferred tax (expense)/ benefit	(37,829,659)	2,342,179	2,336,924

Income tax expense	(256,249,256)	(204,051,052)	(167,912,189)

(*) See Note 15.c, d.

The following table reconciles the computed income tax expense resulting from applying the applicable statutory tax rate to “Profit before income taxes” and the actual income tax expense recognized in the accompanying Combined Statement of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013:

Reconciliation of Tax Expense	RATE %	Year ended 12-31-2015 ThCh$	RATE %	Year ended 12-31-2014 ThCh$	RATE %	Year ended 12-31-2013 ThCh$
PROFIT BEFORE TAX		667,424,799		693,958,987		546,252,374
Income tax expense using statutory rate	(22.50%)	(150,170,580)	(21.00%)	(145,731,388)	(20.00%)	(109,250,475)
Tax effect of rates applied in other countries	(12.43%)	(82,973,821)	(11.16%)	(77,448,621)	(10.70%)	(58,441,486)
Tax effect of non-taxable revenues	3.76%	25,119,696	14.31%	99,293,836	9.89%	54,036,599
Tax effect of non-tax-deductible expenses	(2.24%)	(14,963,147)	(11.65%)	(80,876,742)	(7.57%)	(41,349,671)
Tax effect from change in tax rate (*)	-	-	2.98%	20,677,078	0.00%	10,451
Tax effect of adjustments to current taxes in previous periods	(0.20%)	(1,360,544)	(0.03%)	(217,951)	(0.19%)	(1,033,731)
Tax effect of adjustments to deferred taxes in previous periods	0.11%	728,155	-	-	-	-
Price level restatement for tax purposes (investments and equity)	(4.89%)	(32,629,015)	(2.85%)	(19,747,264)	(2.18%)	(11,883,877)
Total adjustments to tax expense using statutory rates	(15.89%)	(106,078,676)	(8.40%)	(58,319,664)	(10.74%)	(58,661,715)
Actual income tax expense	(38.39%)	(256,249,256)	(29.40%)	(204,051,052)	(30.74%)	(167,912,190)

(*) See Note 15.c.

The principal temporary differences are detailed in Note 15.a.

30.	GEOGRAPHIC INFORMATION

Since Endesa Américas has been established as a legal entity afther the reporting date, as of December 31, 2015 no chief operating decision maker existed for this Combined Group. Consequently, the Combined Group does not yet have any operating segments as the term is defined under IFRS 8 Operating Segments. The following supplemental financial information of financial position, results of operations and cash flows by geographical location is provided to enhance the understanding the Combined Group. It is not intended to, and does not, present operating segment information in accordance with IFRS 8.

The supplemental financial information has been organized by the geographical areas in which the Combined Group operates:

•	Chile
•	Argentina
•	Peru
•	Colombia

The accounting policies used to determine the supplement geographic information are the same as those used in the preparation of the Combined Group’s combined financial statements.

The following tables present the supplemental financial information.

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014
ASSETS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	44,952,332	96,302,445	73,356,684	56,079,003	172,957,081	329,704,908	120,047,316	121,446,536	(16,264,753)	(77,660,917)	395,048,660	525,871,975
Cash and cash equivalents	13,726,062	12,441,019	12,506,189	13,044,779	66,939,947	224,564,345	19,140,932	48,392,087	-	-	112,313,130	298,442,230
Other current financial assets	2,649,187	2,924,888	-	-	2,992,716	20,460,311	-	-	-	-	5,641,903	23,385,199
Other current non-financial assets	48	-	476,272	1,436,607	7,812,064	9,272,519	6,047,665	19,564,358	-	-	14,336,049	30,273,484
Trade and other current receivables, net	15,361	32,544	51,017,313	31,777,379	80,179,914	53,822,823	67,848,615	30,523,540	78,761	32	199,139,964	116,156,318
Current accounts receivable from related parties	28,561,674	80,903,994	6,776,018	7,651,647	7,299,356	7,818,044	11,346,222	7,413,257	(16,343,514)	(77,660,949)	37,639,756	26,125,993
Inventories	-	-	2,580,892	2,121,378	7,727,748	12,342,664	15,618,252	14,435,895	-	-	25,926,892	28,899,937
Current income tax receivables	-	-	-	47,213	5,336	1,424,202	45,630	1,117,399	-	-	50,966	2,588,814

NON-CURRENT ASSETS	1,075,138,295	1,075,119,472	386,138,335	297,803,641	1,807,828,820	1,787,224,363	808,405,917	816,077,567	(582,853,997)	(499,379,977)	3,494,657,370	3,476,845,066
Other non-current financial assets	-	-	-	29,855	612,676	1,170,931	13,305	16,167	-	-	625,981	1,216,953
Other non-current non-financial assets	-	-	2,151,832	1,255,693	1,087,678	1,075,811	-	-	-	-	3,239,510	2,331,504
Trade and other non-current receivables, net	-	-	228,882,636	139,038,803	1,942,064	2,177,709	-	-	-	-	230,824,700	141,216,512
Investments accounted for using the equity method	1,075,104,160	1,075,079,502	2,591,104	2,732,534	-	-	40,166,814	48,358,846	(671,523,114)	(585,314,821)	446,338,964	540,856,061
Intangible assets other than goodwill	-	-	-	-	20,180,823	22,960,562	10,902,866	10,639,358	-	-	31,083,689	33,599,920
Goodwill	-	-	1,070,609	1,401,472	4,285,458	4,886,065	6,675,472	8,527,161	88,669,117	85,934,844	100,700,656	100,749,542
Property, plant and equipment	-	-	151,404,223	153,233,565	1,761,539,131	1,707,545,357	750,647,460	748,536,035	-	-	2,663,590,814	2,609,314,957
Deferred income tax assets	34,135	39,970	37,931	111,719	18,180,990	47,407,928	-	-	-	-	18,253,056	47,559,617

TOTAL ASSETS	1,120,090,627	1,171,421,917	459,495,019	353,882,644	1,980,785,901	2,116,929,271	928,453,233	937,524,103	(599,118,750)	(577,040,894)	3,889,706,030	4,002,717,041

Country	Chile		Argentina		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014	12-31-2015	12-31-2014
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT LIABILITIES	582,153	66,254,194	173,676,300	140,463,117	349,716,663	500,427,460	126,541,945	95,676,184	24,491,163	(77,660,949)	675,008,224	725,160,006
Other current financial liabilities	417,400	-	30,356,958	29,204,543	135,606,953	90,868,809	54,636,930	24,321,508	-	-	221,018,241	144,394,860
Trade and other current payables	158,892	26,431,188	93,731,808	80,964,391	89,385,377	194,459,886	60,078,132	57,377,029	16,310,515	388,357	259,664,724	359,620,851
Current accounts payable to related parties	5,861	39,677,940	10,286,971	13,946,683	22,926,498	131,257,351	6,728,271	6,228,108	8,180,648	(78,049,306)	48,128,249	113,060,776
Provisions	-	-	2,744,275	666,299	72,379,365	24,071,622	3,811,965	2,681,490	-	-	78,935,605	27,419,411
Current income tax liabilities	-	-	36,556,288	6,819,509	28,563,318	55,331,792	190,505	760,776	-	-	65,310,111	62,912,077
Other current non-financial liabilities	-	145,066	-	8,861,692	855,152	4,438,000	1,096,142	4,307,273	-	-	1,951,294	17,752,031

NON-CURRENT LIABILITIES	199,807	345,751	115,955,352	101,749,459	831,187,907	883,041,284	229,436,392	275,049,420	-	315,064	1,176,779,458	1,260,500,978
Other non-current financial liabilities	-	-	38,637,260	44,052,205	781,500,275	862,784,448	76,786,584	140,731,046	-	-	896,924,119	1,047,567,699
Other non-current payables	-	-	39,373,175	-	-	-	-	-	-	-	39,373,175	-
Other non-current provisions	-	-	-	-	32,991,301	465,509	3,482,202	3,226,928	-	-	36,473,503	3,692,437
Deferred income tax liabilities	-	-	34,053,980	27,977,026	-	-	129,707,927	130,297,810	-	-	163,761,907	158,274,836
Non-current provisions for employee benefits	199,807	345,181	3,890,937	3,994,647	16,696,331	19,791,327	761,267	793,636	-	-	21,548,342	24,924,791
Other non-current non-financial liabilities	-	570	-	25,725,581	-	-	18,698,412	-	-	315,064	18,698,412	26,041,215

EQUITY	1,119,308,667	1,104,821,972	169,863,367	111,670,068	799,881,331	733,460,527	572,474,896	566,798,499	(623,609,913)	(499,695,009)	2,037,918,348	2,017,056,057
Equity attributable to the Parent Company	1,119,308,667	1,104,821,972	169,863,367	111,670,068	799,881,331	733,460,527	572,474,896	566,798,499	(623,609,913)	(499,695,009)	1,173,699,430	1,224,709,595
Allocated capital	877,910,726	758,944,075	38,308,208	50,147,052	146,498,021	167,029,702	312,948,407	201,338,557	(476,231,533)	(278,025,557)	899,433,829	899,433,829
Retained earnings	591,094,053	512,170,634	52,817,928	14,567,871	217,958,121	110,289,985	39,261,286	130,039,328	373,897,716	409,042,471	1,275,029,104	1,176,110,289
Other reserves, including	(349,696,112)	(166,292,737)	78,737,231	46,955,145	435,425,189	456,140,840	220,265,203	235,420,614	(521,276,096)	(630,711,923)	(1,000,763,503)	(850,834,523)
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	864,218,918	792,346,462

TOTAL LIABILITIES AND EQUITY	1,120,090,627	1,171,421,917	459,495,019	353,882,644	1,980,785,901	2,116,929,271	928,453,233	937,524,103	(599,118,750)	(577,040,894)	3,889,706,030	4,002,717,041

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
STATEMENTS OF COMPREHENSIVE INCOME	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES AND OTHER OPERATING INCOME	4,082,290	5,160,988	3,102,453	140,398,934	105,265,322	131,443,285	778,755,553	753,373,023	639,503,535	382,452,710	353,794,700	283,805,991	(2,574,299)	(2,034,545)	(460,636)	1,303,115,188	1,215,559,488	1,057,394,628
Revenue from ordinary activities	4,082,290	5,160,988	3,102,453	87,358,681	62,653,767	97,596,845	769,676,923	744,252,510	634,847,624	379,922,553	344,381,520	262,546,228	(2,574,299)	(2,034,545)	(460,636)	1,238,466,148	1,154,414,240	997,632,514
Energy sales	-	-	-	87,130,828	51,748,523	95,315,523	762,280,521	743,649,327	634,181,459	313,639,408	290,024,990	255,382,989	-	-	-	1,163,050,757	1,085,422,840	984,879,971
Other sales	-	-	-	-	-	-	7,290,918	476,853	-	-	-	-	-	-	-	7,290,918	476,853	-
Other services rendered	4,082,290	5,160,988	3,102,453	227,853	10,905,244	2,281,322	105,484	126,330	666,165	66,283,145	54,356,530	7,163,239	(2,574,299)	(2,034,545)	(460,636)	68,124,473	68,514,547	12,752,543
Other operating revenue	-	-	-	53,040,253	42,611,555	33,846,440	9,078,630	9,120,513	4,655,911	2,530,157	9,413,180	21,259,763	-	-	-	64,649,040	61,145,248	59,762,114
RAW MATERIALS AND CONSUMABLES	-	-	-	(9,172,467)	(15,204,196)	(36,478,648)	(321,528,664)	(220,302,722)	(204,419,041)	(151,046,058)	(133,734,610)	(95,079,949)	-	-	-	(481,747,189)	(369,241,528)	(335,977,638)
Energy purchases	-	-	-	(1,320,312)	(4,795,537)	(15,687,976)	(162,261,692)	(80,294,031)	(87,695,910)	(18,060,174)	(23,258,968)	(9,873,945)	-	-	-	(181,642,178)	(108,348,536)	(113,257,831)
Fuel consumption	-	-	-	(1,829,786)	(1,531,860)	(9,173,816)	(62,987,536)	(33,015,871)	(34,870,502)	(75,728,460)	(66,207,580)	(52,192,521)	-	-	-	(140,545,782)	(100,755,311)	(96,236,839)
Transportation expenses	-	-	-	(1,775,433)	(2,765,795)	(4,541,378)	(64,562,969)	(68,739,282)	(59,719,072)	(37,863,919)	(32,048,156)	(19,898,741)	-	-	-	(104,202,321)	(103,553,233)	(84,159,191)
Other miscellaneous supplies and services	-	-	-	(4,246,936)	(6,111,004)	(7,075,478)	(31,716,467)	(38,253,538)	(22,133,557)	(19,393,505)	(12,219,906)	(13,114,742)	-	-	-	(55,356,908)	(56,584,448)	(42,323,777)
CONTRIBUTION MARGIN	4,082,290	5,160,988	3,102,453	131,226,467	90,061,126	94,964,637	457,226,889	533,070,301	435,084,494	231,406,652	220,060,090	188,726,042	(2,574,299)	(2,034,545)	(460,636)	821,367,999	846,317,960	721,416,990
Other work performed by the entity and capitalized	-	-	-	3,587,125	4,717,344	2,994,025	5,344,745	5,763,279	5,001,430	431,498	550,306	360,712	2,574,299	1,673,387	-	11,937,667	12,704,316	8,356,167
Employee benefits expense	(407,906)	(398,886)	(395,543)	(47,917,980)	(35,160,437)	(28,253,599)	(20,843,530)	(20,155,909)	(18,284,458)	(16,059,130)	(14,329,637)	(13,215,319)	-	-	-	(85,228,546)	(70,044,869)	(60,148,919)
Other expenses	(1,912,324)	(360,850)	(313,807)	(16,568,251)	(13,992,507)	(13,905,969)	(29,624,993)	(24,525,495)	(20,227,858)	(25,185,454)	(21,518,324)	(18,553,677)	-	361,158	460,636	(73,291,022)	(60,036,018)	(52,540,675)
GROSS OPERATING RESULT	1,762,060	4,401,252	2,393,103	70,327,361	45,625,526	55,799,094	412,103,111	494,152,176	401,573,608	190,593,566	184,762,435	157,317,758	-	-	-	674,786,098	728,941,389	617,083,563
Depreciation and amortization expense	-	-	-	(23,043,075)	(17,588,468)	(20,870,696)	(39,129,529)	(43,831,768)	(37,656,687)	(46,233,060)	(42,416,099)	(38,526,952)	-	-	-	(108,405,664)	(103,836,335)	(97,054,335)
Impairment losses (reversal of impairment losses) recognized in profit or loss	-	-	-	-	(81,595)	-	(109,059)	(787,644)	76,227	(4,704,313)	(1,188,617)	(6,599,318)	-	-	-	(4,813,372)	(2,057,856)	(6,523,091)
NET OPERATING INCOME	1,762,060	4,401,252	2,393,103	47,284,286	27,955,463	34,928,398	372,864,523	449,532,764	363,993,148	139,656,193	141,157,719	112,191,488	-	-	-	561,567,062	623,047,198	513,506,137
FINANCIAL RESULT	530,715	(4,284,233)	11,086,404	117,190,765	49,186,699	(36,683,640)	(39,888,958)	(34,612,888)	(26,968,562)	(10,145,604)	(7,267,238)	(8,116,369)	-	5,541,160	(2,452,650)	67,686,918	8,563,500	(63,134,817)
Financial income	78,056	443,158	390,116	55,319,485	81,628,144	2,824,892	3,304,656	11,360,916	11,243,116	598,123	535,379	909,512	-	-	(230,170)	59,300,320	93,967,597	15,137,466
Term deposits and other fixed-income investments	78,056	443,158	159,945	55,274,668	1,817,052	2,806,729	2,942,337	9,851,892	7,992,712	597,736	500,113	904,233	-	-	-	58,892,797	12,612,215	11,863,619
Other financial income	-	-	230,171	44,817	79,811,092	18,163	362,319	1,509,024	3,250,404	387	35,266	5,279	-	-	(230,170)	407,523	81,355,382	3,273,847
Financial costs	(3,126,870)	(2,261,919)	(1,551,540)	(32,441,083)	(11,071,561)	(18,723,405)	(44,086,055)	(44,883,364)	(38,653,807)	(8,140,366)	(6,994,492)	(7,996,843)	-	-	230,170	(87,794,374)	(65,211,336)	(66,695,425)
Bank loans	-	-	-	(5,338,424)	(8,082,579)	(8,921,508)	(8,596,624)	(6,304,441)	(6,801,893)	(1,794,388)	(2,229,900)	(1,827,496)	-	-	-	(15,729,436)	(16,616,920)	(17,550,897)
Secured and unsecured liabilities	-	-	-	-	-	-	(71,452,386)	(74,994,653)	(51,294,445)	(3,137,071)	(3,735,298)	(4,535,598)	-	-	-	(74,589,457)	(78,729,951)	(55,830,043)
Other	(3,126,870)	(2,261,919)	(1,551,540)	(27,102,659)	(2,988,982)	(9,801,897)	35,962,955	36,415,730	19,442,531	(3,208,907)	(1,029,294)	(1,633,749)	-	-	230,170	2,524,519	30,135,535	6,685,515
Foreign currency exchange losses, net	3,579,529	(2,465,472)	12,247,828	94,312,363	(21,369,884)	(20,785,127)	892,441	(1,090,440)	442,129	(2,603,361)	(808,125)	(1,029,038)	-	5,541,160	(2,452,650)	96,180,972	(20,192,761)	(11,576,858)
Positive	15,185,792	13,428,723	20,015,266	147,904,024	13,670,821	15,593,040	1,875,433	1,172,568	740,030	240	904	618	-	(1,323,694)	(2,891,630)	164,965,489	26,949,322	33,457,324
Negative	(11,606,263)	(15,894,195)	(7,767,438)	(53,591,661)	(35,040,705)	(36,378,167)	(982,992)	(2,263,008)	(297,901)	(2,603,601)	(809,029)	(1,029,656)	-	6,864,854	438,980	(68,784,517)	(47,142,083)	(45,034,182)
Share of profit of investments accounted for using the equity method	33,198,282	55,319,910	84,856,568	1,708,547	(153,555)	144,312	-	-	-	3,772,832	6,432,056	10,036,958	-	-	-	38,679,661	61,598,411	95,037,838
Other gains, net	-	-	-	(436,609)	622,942	725,673	(110,332)	74,183	310,238	38,099	52,753	(192,695)	-	-	-	(508,842)	749,878	843,216
Gain (loss) from other investments	-	-	-	-	668,100	725,673	-	-	-	-	-	-	-	-	-	-	668,100	725,673
Gain (loss) from the sale of assets	-	-	-	(436,609)	(45,158)	-	(110,332)	74,183	310,238	38,099	52,753	(192,695)	-	-	-	(508,842)	81,778	117,543
Income before tax	35,491,057	55,436,929	98,336,075	165,746,989	77,611,549	(885,257)	332,865,233	414,994,059	337,334,824	133,321,520	140,375,290	113,919,382	-	5,541,160	(2,452,650)	667,424,799	693,958,987	546,252,374
Income tax	(40,617,049)	(27,757,029)	(21,650,895)	(56,407,124)	(21,104,876)	(8,988,962)	(120,958,374)	(126,163,971)	(106,510,265)	(38,266,709)	(29,025,176)	(30,762,067)	-	-	-	(256,249,256)	(204,051,052)	(167,912,189)
NET PROFIT	(5,125,992)	27,679,900	76,685,180	109,339,865	56,506,673	(9,874,219)	211,906,859	288,830,088	230,824,559	95,054,811	111,350,114	83,157,315	-	5,541,160	(2,452,650)	411,175,543	489,907,935	378,340,185
Net profit attributable to:	(5,125,992)	27,679,900	76,685,180	109,339,865	56,506,673	(9,874,219)	211,906,859	288,830,088	230,824,559	95,054,811	111,350,114	83,157,315	-	5,541,160	(2,452,650)	411,175,543	489,907,935	378,340,185
Parent Company																180,532,061	220,154,609	180,783,612
Non-controlling interests																230,643,482	269,753,326	197,556,573

Country	Chile			Argentina			Colombia			Peru			Eliminations			Total
	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013	12-31-2015	12-31-2014	12-31-2013
STATEMENT OF CASH FLOW	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cash flow from (used in) operating activities	4,895,003	(755,692)	1,998,178	71,449,572	73,261,969	23,604,635	254,539,611	364,425,931	273,903,244	144,659,247	131,371,133	96,410,549	(2,540,818)	(407,290)	(529,835)	473,002,615	567,896,051	395,386,771
Cash flow from (used in) investment activities	123,010,330	225,357,810	131,847,619	(50,193,057)	(46,912,356)	(39,495,666)	(159,371,575)	(185,214,366)	(125,834,718)	(32,455,858)	(21,749,651)	(4,785,154)	(114,333,695)	(108,128,882)	(80,477,578)	(233,343,855)	(136,647,445)	(118,745,497)
Cash flows from (used in) financing activities	(127,383,436)	(232,307,811)	(116,489,811)	(18,352,756)	(20,558,700)	16,625,223	(259,847,758)	(151,340,516)	(104,425,180)	(141,981,410)	(97,913,910)	(94,269,560)	116,874,513	108,536,172	81,007,413	(430,690,847)	(393,584,765)	(217,551,915)

The eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

31.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

31.1	Direct guarantees

Creditor of Guarantee	Debtor		Type of guarantee	Assets Committed			Balance Pending as of			Guarantees Released
				Type	Currency	Book Value
	Company	Relationship					Currency	12-31-15	12-31-14	2016	Assets	2017	Assets	2018	Assets
Mitsubishi Corporation	Central Costanera S.A.	Creditor	Pledge	Combined cycle	ThCh$	10,804,894	ThCh$	34,838,333	73,177,119	-	-	-	-	-	-
Credit Suisse First Boston	Central Costanera S.A.	Creditor	Pledge	Combined cycle	ThCh$	3,098,134	ThCh$	1,183,600	3,033,750	-	-	-	-	-	-
Citibank N.A.	Endesa Argentina S.A.	Creditor	Pledge	Cash deposit	ThCh$	435,681	ThCh$	435,681	702,470	-	-	-	-	-	-

As of December 31, 2015 and 2014, the amount of the Combined Group’s property, plant and equipment pledged as collateral for liabilities amounted to ThCh$ 13,903,028 and ThCh$ 21,952,283, respectively.

As of December 31, 2015 and 2014, the Combined Group had future energy purchase commitments totalled ThCh$ 10,256,783 and ThCh$ 27,059,338, respectively.

31.2	Indirect guarantees

As of December 31, 2015 and 2014 the Combined Group did not have indirect guarantees. As explained in Note 2.1 Basis of preparation, stand-alone debt of Endesa (Parent) has been allocated 100% to Endesa Chile. However the result of the spin-off of Empresa Nacional de Electricidad S.A. (for more details see Note 35 Subsequent events), dated March 1, 2016, Endesa Américas S.A. has become joint debtor on local bonds allocated to Endesa Chile, whose outstanding notional amount as of December 31, 2015 totalled UF 12.8 million.

31.3	Litigation and arbitration

As of the date of these Combined Financial Statements, the most relevant contingent liabilities involving the Combined Group, for which no provisions have been recognized because management believes that a present obligation does not exists, are as follows:

a)	Pending lawsuits of combined entities

Empresa Generadora de Energía Eléctrica S.A. (Emgesa)

1.

In 2001, a lawsuit was filed against Emgesa, as well as the non-related companies, Empresa de Energía de Bogotá S.A. E.S.P. (EEB) and Corporación Autónoma Regional de Cundinamarca (CAR for its acronym in Spanish), by the residents of Sibaté, in the Colombian Department of Cundinamarca. This lawsuit seeks to hold the defendants jointly liable for the damages and prejudices derived from the pollution to the El Muñá dam reservoir, resulting from the pumping of polluted waters from the Bogotá River by Emgesa. Emgesa has denied these allegations arguing, among others, that it does not have any responsibility since it receives the waters already contaminated. The plaintiffs’ initial demand was for approximately CPs 3,000 billion (approximately ThCh$ 675,000,000). Emgesa filed a motion for the joinder of numerous public and private entities that dump into the waters of the Bogotá River or that in any way are responsible for the environmental stewardship of the river basin. The Third Section of the State Council has received the petition and ordered certain companies joined as defendants. In January 2013, several of the defendants filed responses to the complaint. In June 2013, a motion to annul the proceedings was denied. The resolving preliminary objections and the summons to a conciliation hearing are currently pending. In June 2015 a resolution was enacted instructing the dismissal of EEB by reason of a nullity defect, as well as the exclusion of those entities that had been identified by the Cundinamarca Administrative Court as defendants for having polluted the waters of Bogotá River, which had been confirmed by the State Council. A motion for reversal was filed against this decision, or an appeal. The resolution of such actions is pending.

2.

A class action lawsuit has been filed by residents of the Colombian Municipality of Garzón, alleging that the construction of the El Quimbo hydroelectric project has caused the plaintiffs’ income from handicrafts or entrepreneurial activities to decrease by an average of 30%. The lawsuit claims the decrease was not considered when the project’s social-economic impact report was drafted. Emgesa has denied these allegations on the basis that (i) the social-economic impact report complied with all methodological criteria, including giving all interested parties the opportunity to be registered in the report, (ii) the plaintiffs are not residents and therefore, compensation is allowed only for those whose revenues are, in their majority, coming from of their activity in the direct area of influence of the El Quimbo hydroelectric project and (iii) compensation must not go beyond the “first link” of the production chain and must be based on the status of the income indicators of each affected person. A proceeding was filed in parallel by 38 inhabitants of the Municipality of Garzón, who are claiming compensation for being affected by the El Quimbo hydroelectric project since they were not included in the social-economic impact report. A mandatory settlement hearing was unsuccessful. The court ordered a test, which is currently in the preliminary phase. In the parallel proceeding, an exception previous of pending lawsuit was filed, based on the existence of the principal proceeding. The proposed exception is pending ruling. The amount involved in this proceeding is estimated to be approximately CPs 93 billion (approximately ThCh$ 20,925,000).

3.

CAR through Resolution 506, enacted on March 28, 2005 and Resolution 1189, enacted on July 8, 2005, imposed on Emgesa, EEB and Empresa de Acueducto y Alcantarillado de Bogotá (“EAAB”) the execution of construction work on the El Muña dam reservoir, whose effectiveness, among other things, depends on maintaining Emgesa’s water concession. Emgesa filed an action for annulment and reestablishment of Law against these Resolutions before the Administrative Court of Law of Cundinamarca, Section One. The first instance court denied the nullity of these resolutions. Appeals were filed by Emgesa, EEB and EAAB, which are pending a decision. Embesa filed another action for annulment and reestablishment against the CAR for annulment of Article 2 of Resoultion 1318 of 2007 and Article 2 of Resolution 2000 of 2009, both of which required Emgesa to implement a Contingency Plan and to carry out a study on “Air Quality” for the potential suspension of water pumping in the dam reservoir. This action pretends to annul the administrative acts imposed due to impracticability to anticipating the “Air Quality” and implementing the “Contingency Plan”. In this action a favorable accountant expert report was presented, for which it was requested clarification to Emgesa. Clarification of previous expert report and a second expert report to value the works anticipated by the company is still pending. The amount at issue is undetermined.

4.

In February 2015, Emgesa was notified of a Popular Action filed by Comepez S.A. and other fish farming companies located near the Betania dam, on the grounds of protection of the right to a healthy environment, public health and food safety in order to prevent, in the opinion of the plaintiffs, the danger of a massive fish mortality among other damages from the filling of the reservoir for the El Quimbo hydroelectric project dam, also located at the basin of the Magdalena River. Regarding the status of the proceeding, the Huila administrative court issued in February 2015 a preliminary injunction that prevents the filling of the El Quimbo dam reservoir until the river has reached the optimal flow, among other requirements. Emgesa filed a motion for reversal against this decision requesting a probation order and the release of such measure, which motion was denied by the court. The appeal filed by Emgesa was granted only in the remand effect. The preliminary injunction was amended, allowing Emgesa to start filling the dam reservoir. Nevertheless, CAM, the Regional Environmental Authority, in Resolution No. 1503 issued on July 3, 2015 directed Emgesa to temporarily stop filling the El Quimbo dam reservoir. The legal actions to be adopted are under analysis by Emgesa, notwithstanding the filling procedure continues normally. The appeal is pending. The Colombian Government, through Decree 1979 has requested the lifting of the generation suspension and reported that Emgesa must abide by such Decree. On December 15, 2015, the Constitutional Court decided that Decree 1979 was unenforceable, and as a result, suspended at midnight of that date the generation of energy at El Quimbo. Emgesa presented the corresponding arguments.

On December 24, 2015, the Colombian Ministry of Energy and Mining and the National Authority of Aquaculture and Fishing (“AUNAP”) filed a writ of protection of constitutional rights to the Civil Courts of Circuito de Neiva as a transitional mechanism to avoid damage, while the Huila administrative court decides on releasing the precautionary measure, and requested the generation of energy at El Quimbo be permitted. They requested such generation be authorized as an interim measure until a ruling on the writ of protection is made. On January 8, 2016, Emgesa was notified of the decision of the Civil Court of Circutio de Neiva which authorized Emgesa to immediately restore the generation of energy as a transitional measure until the Huila administrative court decides on releasing the precautionary measure. The amount involved in this proceeding is undetermined.

Edegel S.A.A. (Edegel)

1.

The fiscal authority in Peru, SUNAT (in Spanish Superintendencia Nacional de Administración Tributaria), questioned Edegel in 2001 regarding the manner in which it was accounting for the valuation of its depreciating assets. Edegel had conducted a voluntary reevaluation for the 1996 fiscal year, and as a result of such reevaluation it recorded a reduction of goodwill with respect to assets. This depreciation was recorded as an expense. The amount rejected by SUNAT is related to financial interest paid during the construction phase of the power plants. SUNAT claims (i) that Edegel has not demonstrated that it was necessary to obtain financing to build the power plants and (ii) that such financing was actually incurred. Edegel has responded that SUNAT cannot request such evidence because the reevaluation assigns the assets a market value when the reevaluation was performed, instead of the historical value of the assets. In this case, the methodology considered that the power plants of such scale were built with financings. In addition, Edegel claimed that if SUNAT disagreed with the valuation, it should have conducted its own appraisal, which it failed to do. On February 2, 2012, the Tax Court (TF) issued a ruling for the 1999 fiscal year in favor of two of Edegel’s power plants, and against four power plants, based on the fact that a verified financing was only evidenced for the first two power plants. Consequently, the TF ordered SUNAT to recalculate the taxes payable by Edegel, which amounted to ThCh$ 8,474,708 (€11 million) that were paid by Edegel in June 2012. This amount will be recovered if Edegel obtains favorable rulings in the following claims it has subsequently filed:

i)	an administrative contentious claim before the Judicial System against the TF’s ruling, filed in May 2012 (which would result in a complete recovery of the taxes); and

ii)

a partial appeal against the recalculation that SUNAT performed according to TF’s ruling, on the basis that the recalculation was incorrect, filed in July 2012 (which would result in a partial recovery of the taxes).

In August 2013, Edegel received notice of an unfavorable ruling with respect to claim i). Edegel filed an annulment appeal against the ruling, since the resolution violates its motivation right and it is untimely. In May 2015, Edegel received notice of the resolution of the Court of Appeal which: (i) annulled the resolution from the Justice Department (“JD”) which rejected the petitions of the demand of the company; (ii) declared admitted the claims previously rejected; and (iii) ordered the JD to return to the stage of determination of the controversy points. In June 2015, Edegel received notice from the JD that it declared admitted the claims previously rejected and it had submitted to the attorney general’s office for issuance of a new pronouncement (in Peru when the Government is engaged as a party in a judicial process an attorney generated a request designated by the Public Ministry must be involved, in order for him to be informed and to opine regarding the controversy. Such opinion is not binding on the judge or the Court that must resolve the litigation).

For the 2000 to 2001 fiscal years, Edegel paid ThCh$ 3,852,140, the equivalent of €5 million, and made a provision of ThCh$ 770,428 (€1 million).

In November 2015, Edegel was notified of Resolution No. 15281-8-2014, stating that the TF had ruled with respect to the indicated appeal by which it was declared annulled the Resolution under the SUNAT objected the loss deductions related to the financial derivative instruments. Then, confirmed the objections related to the non-deductibility of depreciation of the non-accredited technical assistance services rendered to Generandes and the financial interests accrued on the loans for the acquisition of treasury shares. It is important to note that, although the TF’s resolution revoked the objections related to the excess in depreciation of the revalued assets; however, stated that the SUNAT will apply what is resolved in the company’s appeal of Income Taxes filed for the fiscal year 1999 (exp. No. 10099 to 2012), which is still pending resolution.

In December 2015, the TF submission of the case to the SUNAT in order for it to recalculate the debt based on the established criteria was still pending.

For the 1999 fiscal year it is expected that the Judicial System will enact a new resolution on the Edegel lawsuit and that the TF will decide on the partial appeal filed by Edegel. For the 2000 and 2001 fiscal years, Edegel filed new evidence in order to reduce amount of that could be paid from ThCh$ 4,622,568 (€6 million) to ThCh$ 1,001,556 (€1.3 million); however, the TF could determine that the evidence is inadmissible as untimely. In December 2014, the TF enacted a resolution on the appeal filed by Edegel. Notification is expected. TF is expected to forward the case to the SUNAT for the recalculation of the debt according to the established criteria.

The amount involved in these proceedings is S/.63,944,287 (approximately ThCh$ 13,305,207), which is divided between the assets amount of S/.59,819,819 (approximately ThCh$ 12,447,008) and the liabilities amount of S/. 4,124,468 (approximately ThCh$ 858,198).

b)	Pending lawsuits of associates

Enel Brasil

1.

The Brazilian Internal Revenue Service (IRS) claims an alleged underreporting of dividends by Enel Brasil, than it reported. The Brazilian IRS claims that the total amortization of goodwill (greater value) recorded by Enel Brasil in 2009 in the equity accounts, should have been recorded in the comprehensive income accounts. As a result, the procedure performed was inadequate and a greater profit would have been generated and consequently, a higher amount of dividends distributed. The alleged surplus in dividends was interpreted by the Brazilian IRS as payments to non-residents, which would be subject to a 15% income tax retained at the source. Enel Brasil responded that all the procedures adopted by Enel Brasil were based on the company’s interpretation and in accordance with Brazilian accounting standards (Brazilian GAAP), and confirmed by the external auditor and by a legal opinion from Souza Leão Advogados. Enel Brasil has filed its defense in the administrative first instance and is waiting for an administrative first instance ruling. The amount involved in this proceeding is R$233 million (approximately ThCh$ 42,375,244).

Ampla Energía S.A. (Ampla, subsidiary of our associate Enel Brasil S.A.)

1.

In Brazil, Basilus S/A Serviços, Empreendimentos e Participações (successor to Meridional S/A Serviços, Empreendimentos e Participações from 2008) is the holder of the litigation rights that it acquired from the construction companies Mistral and CIVEL, which had a civil works contract with Centrais Elétricas Fluminense S.A. (CELF). This contract was terminated before CELF’s privatization process. Since CELF’s assets were transferred to Ampla during the privatization process, Basilus (previously Meridional) sued Ampla in 1998, arguing that the transfer of the referred assets was done in detriment of its rights. Ampla only acquired assets from CELF, but is not its legal successor since CELF, a state-owned company, still exsits and maintains its legal personality. Basilus demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Basilus, and Ampla and the State of Río de Janeiro filed the corresponding appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by Basilus, in Ampla’s favor. Basilus filed an appeal against the resolution, which was denied. In July 2010, Basilus filed an Appeal under Specific Court Regulations (Agravo Regimental) before the Superior Court of Justice of Brazil, which also rejected the appeal in August 2010. Seeking to overturn such decision, Basilus filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also rejected. In June 2011, Basilus filed an Appeal to Amendment of Judgment (Embargos de Declaração) in order to clarify a supposed omission by the Superior Court of Justice in the decision on the Petition for Writ of Mandamus, which was not accepted by the court. Against this decision, Basilus filed an Ordinary Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On March 28, 2012 the Reporting Justice decided the Ordinary Appeal in favor of Basilus. Ampla and the State of Río de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Ordinary Appeal of the Petition for Writ of Mandamus must be submitted to the decision by an en banc session and not by a single Reporting Justice. Basilus challenged the decision. The decision of August 28, 2012 was published on December 10, 2012, and the Appeal to Amendment of Judgment had been filed by Ampla and the State of Río de Janeiro to remedy the existing error in its publication, in order to avoid future divergence. Basilus filed its arguments and on May 27, 2013, the Appeal to Amendment of Judgment filed by Ampla and the State of Río de Janeiro were accepted and the error corrected. On August 25, 2015, the appeal filed by Basilus was rejected. The decision was published on December 10, 2015, and Basilus filed an appeal to Amendment of Judgment, which is pending resolution. The amount involved in this proceeding is estimated to be approximately R$1,344 million (approximately ThCh$ 244,430,592).

2.

In December 2001, the Brazilian Federal Constitution was amended to apply the CONFINS tax (Contribuicao para o Financiamento da Seguridade Social), a tax levied on revenues, to electricity energy sales. The Constitution states that the changes on social contributions are effective 90 days after their publication. Ampla started to pay this COFINS tax in April 2002. However, the Brazilian Internal Revenue Service notified Ampla that the 90-day delay of entry into force is applied to statutory amendments, but are not applicable to constitutional amendments, which are effective immediately. In November 2007, the appeal filed before the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level, ruled against Ampla. In October 2008, Ampla filed a special appeal that was rejected. On December 30, 2013, Ampla was notified of the decision to reject its position that the COFINS tax payments were not due for the period from December 2001 to March 2002 based on the Constitution providing that legislative changes are effective 90 days after their publication. Ampla filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds and was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must be 120% rather than the previous 130%, of the tax debt and the bond was reduced to € 44 million. Ampla submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Ampla opposed its defense in July 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. The amount involved in this case is estimated to be approximately R$149 million (approximately ThCh$ 27,098,332).

3.

Companhia Brasileira de Antibióticos (Cibran) filed suit against Ampla in order to receive compensation for the loss of products and raw materials, machinery breakdown, among other things that occurred as a consequence of poor service provided by Ampla between 1987 and May 1994 and compensation for moral damages. This litigation is related to other five actions filed by Cibran against Ampla based on power outages allegedly caused by Ampla in the period from 1987 to 1994, 1994 to 1999 and part of 2002. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. Ampla challenged such assessment and requested a new expert assessment. On September 5, 2013, the judge rejected the prior petition, whereupon Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) and subsequently a Special Appeal (Agravo de Instrumento), both of which were rejected by the court. Against the latter, Ampla filed a Special Appeal before the Superior Court of Justice, which is pending review. In September 2014, a first instance judgment in one of these proceedings ordered Ampla to pay compensation of R$ 200,000 (approximately ThCh$ 36,373) for moral damages, in addition to the payment of material damages caused due to failures in supply of service, which have to be assessed by an expert in the sentence execution stage. Ampla filed a Clarification Attachment against this ruling that was rejected. In December 2014, Ampla filed an appeal, currently pending decision. On June 1, 2015, a judgement in another of the proceedings ordered Ampla to pay moral damages of R$ 80,000 (approximately ThCh$14,534), in addition to material damages for Ampla’s failures in supply of service of R$ 95,465,103 (approximately ThCh$ 17,362,047) (plus price-level restatement and interest). Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) against this judgement, which was rejected by the court. Ampla has filed an appeal. In the remaining proceedings, a first instance court ruling is pending. The amount involved for all these cases is estimated to be approximately R$374 million (approximately ThCh$ 68,021,285).

4.

In August 1996, Ampla obtained a favorable ruling granting it an exemption from paying the COFINS tax for the period prior to the 2001 amendment of the Brazilian Federal Constitution which expressly made electric power operations subject to the COFINS tax. Following the definite decision in favor of Ampla issued in 2010, the Brazilian Treasury attempted to overturn the 1996 decision favorable to Ampla through a recession action. Ampla refiled a suit originally filed in 1996 seeking a refund of its COFINS tax payments from April 1992 to June 1996, based on the favorable ruling in the first lawsuit described above. The suit seeking a refund of the COFINS tax had been suspended pending the resolution of the first lawsuit above. In June 2013, Ampla received a favorable decision entitling it to a refund of its COFINS tax payments for the periods requested. The Brazilian Treasury appealed the decision. In October 2014, the Court of the State of Río de Janeiro ordered a new trial since it considered that the Brazilian Treasury did not have the opportunity to manifest in the prior decision judgment. In May 2015, the Brazilian Treasury presented its final plea and in July 2015 a new favorable first instance ruling entitling Ampla to a refund of its COFINS made from 1992 to 1996 was issued. In August 2015, the tax authorities filed an appeal with the Court of the State of Rio de Janeiro. The sum Ampla has requested as a tax refund amounts to R$ 167 million (approximately ThCh$ 30,371,956).

5.

Perma Industria de Bebidas (Perma) filed a lawsuit against Ampla, based on the electric energy tariff adjustment applied by concessionaires based on Orders No. 38 and 45 granted by the National Department of Water and Electric Energy (DNAEE), in February 1986. The Orders authorized an increase of 20% over the tariff for industrial clients during the frozen price period, also implemented by the Federal Government through Decree Law No. 2283, of February 28, 1986. On April 16, 2010 a ruling rejected Perma’s request, and Perma filed an appeal against such ruling, which was accepted and Ampla was ordered to pay the amounts unduly collected during 1986. Ampla and Perma each filed a Special Appeal before the Supreme Court of Justice, which were rejected by means of “eligibility trial”. In July 2011, the parties filed a Special Appeal. On December 16, 2015 the ruling was issued, rejecting the Special Appeal filed by the two parties. The amount involved is R$ 73,666,684 (approximately ThCh$ 13,397,612).

6.

The Trade Union of Niterói, representing 2,841 employees, filed a labor claim against Ampla, requesting the payment of salary differences of 26.05% retroactive to February 1989, pursuant to the Economic Plan instituted by Law Decree No.2,335/87. In the court of first instance, the decision was partially unfavorable for Ampla. The court ordered payment of the salary differences requested retroactive to February 1, 1989, and legal fees of 15% of such amount. Ampla filed several appeals, among them an Extraordinary Appeal which is currently pending. A mandatory mediation was unsuccessful. In parallel, Ampla has filed a motion for Advanced Dismissal of Enforcement (Exceção de Pré-Executividade) based on the jurisprudence of the Federal Supreme Court, which has previously declared the non-existence of a right acquired on the URP readjustment of Law Decree No.2,335/87. In addition, Ampla alleged the exception of the payment for these readjustments and, alternatively, requested the limitation of this readjustment using October 1989 salaries as a baseline. In the court of first instance, Ampla obtained the declaration of unenforceability of legal title, against which the applicant filed an appeal (Agravo de Petição). The decision was partly favorable regarding the exception of payment, but not regarding the limitation of the salary differences, using October 1989 salaries as a baseline. On September 10, 2014, the court rejected the Special Appeals (Agravo de Instrumento) presented by both parties, who filed a Petition for Clarification of the Decision (Embargos de Aclaración) against this judgment. In June 2015, Ampla presented its arguments to the Court regarding the Extraordinary Appeal filed by the Union, which were rejected by the Court. On December 16, 2015 the Extraordinary Appeal has been submitted to the Superior Court of Law for its judgement. The amount involved in this proceeding is estimated to be approximately R$ 63,678,286 (approximately ThCh$ 11,581,042).

7.

In order to fund the purchase of Coelce in 1998, Ampla issued long-term debt abroad through securities called Fixed Rate Notes (FRNs) which were governed by a special tax regime whereby interest payments received by non-resident holders were exempt from taxation in Brazil, as long as the debt was issued with a minimum maturity of 8 years. In 2005, the Brazilian Internal Renenue Service (responsible for tax collection and compliance with tax laws) notified Ampla that the special tax regime did not apply based on its understanding that prepayments were made before the stated maturity, due to the fact that Ampla had received financing in Brazil which was allocated to the FRN holders. Ampla argues that these two transactions are independent and legally valid. The non-application of the special tax regime means that Ampla would have failed to comply with its obligation to retain the tax and to record it as interest payments made to non-resident holders. The tax resolution was appealed and in 2007 the Taxpayers Council (Consejo de Contribuyentes), the administrative appeals level, annulled it. However, the Brazilian IRS contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative appeals level, and on November 6, 2012, it ruled against Ampla. The decision was notified to Ampla on December 21, 2012. On December 28, 2012, Ampla filed a Petition for Clarification of the Decision (Embargo de Aclaración) before the Superior Chamber of Fiscal Resources in order to obtain a final resolution regarding contradictory points of the decision and to incorporate in it the relevant defense arguments that were omitted. The petition was denied. As a consequence, Ampla filed a judicial proceeding to obtain a certification of fiscal good standing in order to continue receiving public funds. Ampla was required to post a bond for the tax debt. Under the new standard on surety bonds published in March 2014, the bond amount must be 120%, rather than the previous 130%, of the tax debt and the bond was reduced to € 331 million. Ampla submitted the new surety bond, complying with the new requirements. The Brazilian Treasury accepted the surety bond and granted the certification of fiscal good standing. The Brazilian Treasury submitted the fiscal execution and Ampla opposed its defense on June 27, 2014. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. A final unfavorable decision of the Superior Chamber of Fiscal Resources could lead to a possible criminal proceeding against some employees and managers of Ampla. The amount involved in this case is estimated to be approximately R$ 1,128 million (approximately ThCh$ 205,147,104).

8.

In 2002, the State of Río de Janeiro issued a decree stating that the ICMS (a tax similar to the Chilean Value Added Tax) should be paid and filed on the 10th, 20th and 30th days of the same month of the tax accrual. Ampla continued paying ICMS in accordance with the previous system (filing within five days after the end of the month of its accrual) and did not adopt the new system between September 2002 and February 2005 due to cash flow issues. Additionally, Ampla filed a lawsuit to dispute the constitutionality of the new filing requirement. These lawsuits were unsuccessful, and Ampla has filed suit alleging constitutional violations before the Brazilian Supreme Federal Tribune. Since March 2005, Ampla has been paying the ICMS according to the new system. In September 2005, the IRF imposed on Ampla a penalty fee and interests due to the delay in filling the ICMS as set forth in the aforementioned decree of 2002. Ampla appealed the resolution before the Administrative Courts, based on the fiscal Amnesty Laws of the State of Río de Janeiro published in 2004 and 2005 (forgiving interest and penalties if the taxpayer paid the taxes due). Ampla alleges that if the aforementioned tax amnesties are found to be inapplicable to it, the law would punish taxpayers that are delayed only a few days in their tax payments (as in the case of Ampla) more harshly than those who failed to pay their taxes and later formally adopted the various tax amnesties and thus, regulate their tax situation through the filing of overdue unpaid taxes.

On May 9, 2012, the “En Banc Council” (a special body within the Taxpayers Council, representing the last administrative instance) issued a judgment against Ampla. The decision was notified on August 29, 2012. Ampla appealed to the State Public Treasury (Hacienda Pública Estadual) using a special review procedure based on the equity principle, before the Governor of the State of Río de Janeiro. The appeal has not been resolved and, therefore, the tax should be suspended. However, the State of Río de Janeiro recorded the tax due in the Public Register as if demandable and, therefore, on November 12, 2012, Ampla was obliged to post a surety bond in the amount of € 101 million (R$ 293 million) in order to receive a certification of fiscal good standing to continue receiving public funds. On June 4, 2013, in a decision of second instance, the State Public Treasury obtained a ruling against Ampla’s surety bond. In September 2013, Ampla filed a letter of guarantee to substitute for the surety bond rejected by the court. However, Ampla reiterated to the attorney of the State, the petition of review, which is still pending decision. Despite this, the State Public Treasury submitted the fiscal execution and Ampla opposed its defense. It is not necessary to submit a new surety bond since the bond posted to obtain the certification of fiscal good standing can be used for this proceeding. In June 2015, the Supreme Court of Brazil issued a favorable ruling for Ampla for a lawsuit filed in 2002 to dispute the constitutionality of the new filing requirements. This resolution will lead to the suspension of the collection procedures of penalties and interests, since the tax is already paid. Also, the final decision will mean the release of the guarantee. The decision was published on October 2, 2015 and the Brazilian Treasury has 10 days to appeal. Once elapsed the period the resolution becomes final, and at that time the resolution will be presented to the administrative collection body (process). The State Public Treasury did not file an appeal, and on October 25, 2015, Ampla presented to the special collection body the favorable resolution to it issued by the Supreme Court of Brasilia. The amount involved in this proceeding is R$ 285 million (approximately ThCh$ 51,832,380).

Companhia Energética do Ceará S.A. (Coelce, subsidiary of our associate)

1.

In 1982 under the framework of an electricity supply network expansion in Brazilian rural areas, which was financed principally by international development banks (IDBs), the then-state-owned Companhia Energética do Ceará S.A. (Coelce) signed contracts with 13 cooperatives at the request of the Brazilian government and the IDBs to implement this project. Under the contracts, Coelce operated and maintained the assets and paid a monthly fee, which was adjusted for inflation. These contracts were of indefinite length and failed to clearly identify the networks that were under their scope due the public nature of Coelce and the fact that they were often repaired, creating a confusion between the assets that were operated and maintained by Coelce, and the assets that were owned by it. From 1982 until June 1995 COELCE regularly paid rent for the use of the electric system to cooperatives, updated monthly by the relevant rate of inflation. However, from June 1995, Coelce, he was still state-owned, decided not to continue updating the value of payments nor make adjustments which they came. In 1998 Coelce was privatized, at which time it became part of the Enersis Group, and continued to pay the rent of networks cooperative mode was being done even before its privatization, that is, without updating lease values. Consequence of the above, some of these cooperatives have brought legal action against Coelce, among which highlight the two actions initiated by Cooperativa de Eletrificacao Rural do V do Acarau Ltda (Coperva) and filed by Coperca and Coerce. After 13 years of regular performance of the lease by making payments adjusted for inflation, in 1995 Coelce started making payments without adjustment, and continued to do so after its privatization in 1998. In view of the foregoing, some of these cooperatives have filed claims against Coelce for the payment of the adjustment for inflation. Coelce’s defense is basically grounded on the argument that the adjustment is not applicable, since the assets lacked value due to their very extended useful lives, taking into consideration their depreciation; or, alternatively, if the assets were deemed to have any value, it would be very low since Coelce performed their replacement, extension and maintenance. The amount involved in this litigation is approximately R$ 180 million (approximately ThCh$ 32,660,102).

One of the plaintiffs in this litigation, Coperva filed a review action requesting expert evaluation of the issue. Once the expert report was delivered, Coelce claimed there were technical inconsistencies therein and requested a new evaluation to be conducted, but the court denied the claim and ruled the “anticipated execution of the decision”, which entails the preliminary determination of the adjusted monthly payments Coelce should have made and ordering the immediate payment of the difference between such adjusted values and the values Coelce actually paid. An appeal has been filed and a precautionary measure has been obtained in favor of Coelce, staying the anticipated execution of the decision. On April 7, 2014 a court of first instance denied Coperva’s claims.

Coperva has appealed and the decision is pending. Another plaintiff in the ligation filed a review action in 2007, through which Coperva is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará), to be calculated at 1% of the value of the asset leased, estimated by Coperca to be at R$ 15.6 million (approximately ThCh$ 2,837,140). This proceeding is in a first instance and has not yet started the evidence presenting stage. The amount involved in this proceeding is estimated to be R$ 94,359,638 (approximately ThCh$ 17,160,998). In Coelce’s case, the review action was filed in 2006 and Coelce is attempting to readjust the lease value of its distribution lines (in the central region of the State of Ceará), to be calculated at 2% of the value of the asset leased. The amount involved in this proceeding is approximately R$ 109 million (approximately ThCh$ 19,756,118). This proceeding, as well as the one for Coperva, has not been advanced by the plaintiff and both are in their first instance.

2.

Coelce bills the “low income” consumer with a social discount that determines a final rate called “baja renta” (low income). The State compensates Coelce for this discount as a state subsidy. The ICMS (a tax similar to the Chilean Value Added Tax) is transferred (deducted) by Coelce over the amount of the normal rate (without the discount). On the other hand, the State of Ceará establishes that the ICMS does not apply to billings that fluctuate between 0 and 140 kW/h. Also, Coelce, in order to calculate the ICMS deductible amount in reference to the total ICMS supported in energy purchases must apply the “pro rata” rule, which uses the percentage that represents revenues subject to ICMS over the total income (whether or not subject to ICMS). Coelce considers, for the purpose of its inclusion in the pro rata denominator, that the revenue not subject to ICM is the result of applying the end sales price of energy (price after the subsidy is discounted) and the Brazilian IRS holds that the income not subject to ICMS is the price of the normal rate (without discounting the subsidy). The Brazilian IRS’s position implies a lower ICMS deduction percentage. The Brazilian Treasury view is that the “ICMS pro rata” calculation should be based on the normal rate value in “low income” energy sales cases, instead of the reduced rate that Coelce uses. The Brazilian Treasury criteria results in a greater ICMS non-recoverable percentage, which results in a higher ICMS payable. Coelce argues that its calculation is correct, since it must be used in the “ICMS” calculation, reducing the value of the ICMS rate since that is the accurate value of the energy sales transaction (the ICMS’s base is the transaction value of the merchandise sold). In reference to the 2005 and 2006 litigation, after the unfavorable decision in the administrative process, Coelce is waiting for the filing of the State’s judicial execution. However, Coelce has already presented the banking guarantee in order to assure its right to obtain the Regular Tax Certification. In reference to the 2007, 2008 and 2009 litigation, Coelce filed its administration defense, and the decision is pending. In reference to 2010, the proceeding was received in January 2015 and Coelce filed first instance administrative defense. The next step is to continue with the defense of the judicial and administrative processes. The amount of these claims is R$ 123 million (approximately ThCh$ 22,369,764).

3.

Vicunha do Nordeste S/A (Finobrasa) filed a lawsuit against Coelce by reason of the adjustment to the electric energy tariffs applied by concessionaires based on Orders No. 38 and 45 granted by the National Department of Water and Electric Energy (DNAEE), in February 1986. These Orders authorized an increase of 20% over the tariff for industrial clients during the frozen price period, also implemented by the Federal Government through Decree Law No. 2283 of February 28, 1986. The intention of the lawsuit is to declare such adjustment illegal, seeking to extend illegality effects until the present time. During the proceeding, FINOBRASA filed another lawsuit with similar requests. Regarding the first process, Finobrasa obtained a final ruling against Coelce, which ordered Coelce to pay the unduly collected amounts, extending the effects of such ruling until the present time, which does not coincide with the jurisprudence of the Supreme Court of Justice. Considering the above, Coelce filed a rescission action, which seeks to amend a final decision and may be filed up to 2 years after the final period to file appeals has ended. This is a new action, with extremely restrictive requirements and its proceeding is started on second instance, with the purpose of questioning an error in the decision, either any procedural defect or a substantial defect of rulings by supreme courts (which is the basis for this lawsuit). Regarding the second action, the judge dismissed it due to his pendency and matter adjudged, since both are similar petitions. For this reason, the purpose of the three lawsuits is the same, that is, to assess the wide or restrictive effect of the 1986 adjustment illegality. Coelce filed this Rescission Action in 1999, and on September 28, 2010 a ruling was passed and the “Civil United Chambers” unanimously declared that the illegality of the collection made by Coelce is limited to 9 months of 1986 (March to November). On September 30, 2015 a ruling rejected the Special Appeal filed by Finobrasa. El 6 de noviembre de 2015 Vicunha opuso embargos de Aclaración, pendientes de resolución. The figure involved amounts to R$ 67,974,557 (approximately ThCh$ 12,362,396).

4.

Lawsuits filed by Industria Barbalhense di Cemento Portland S.A. (IBACIP) against Coelce, by reason of the adjustment to the electric energy tariffs applied by concessionaires based on Orders No. 38 and 45 granted by the National Department of Water and Electric Energy (DNAEE), in February 1986. These Orders authorized an increase of 20% over the tariff for industrial clients during the frozen price period, also implemented by the Federal Government through Decree Law No. 2283, of February 28, 1986. The intention of the lawsuit is to obtain a refund of the values that the petitioner would have paid in excess for the use of electric energy by reason of the allegedly illegal 20% increase over the tariffs of industrial clients. On March 17, 2008 a ruling was issued declaring illegal to charge the tariff increased by the DNAEE Orders, but only with respect to the invoices issued within the period between March and November 1986. Both parties filed appeals against this ruling before the Court of Justice and they were both dismissed. Coelce has filed a Special Appeal with the Supreme Court of Justice, and the Court has not yet issued a decision. The amounts involved are R$ 60,479,638 (approximately ThCh$ 10,999,310).

5.	Collective lawsuit filed by Sindeletro against Coelce with the intention of obtaining a supplementary salary payment based on a 30% over the base salary for employees exposed to hazards.

In its defense, Coelce sustains that the amendments made in the payment and determination of this salary supplement were legal, since they were the result of an analysis made by a commission established for this purpose aimed to identify which activities were hazardous and which employees worked in such areas.

In the first instance Coelce was condemned to pay to all employees a hazardous salary supplement by 30% as of January 1, 1986. Also, it was ordered to pay attorney fees of 15% over the punishment value. Coelce filed an ordinary appeal with the Regional Labor Court (TRT).

In the second instance, the ordinary appeal filed by Coelce was partly accepted, it states that such supplement should not be paid to employees not performing hazardous activities. Also, it acknowledged that the percentage due for this hazardous salary supplement could be reduced according to the length of time of the employee’s exposure to hazards. Sindeletro filed a review appeal against this ruling in the second instance before the Supreme Labor Court (TST).

In the third instance, the TST accepted the review appeal filed by Sindeletro, rejecting the possibility of reducing the percentage based on a shorter length of time of exposure to hazards. The TST declared that if an employee has performed a hazardous activity the employee is entitled to receive a 30% supplement over his or her base salary, regardless if he performed such hazardous activity only for one day or for the entire month. The TST ruling is based on the TST jurisprudence of its Statement 361 and is not subject to appeals.

The settlement phase (values assessment) has begun with the calculation delivered by Sindeletro. Coelce has been urged to make its statement. After starting the execution phase, Coelce was urged to pay or to guarantee execution for an amount of R$ 5,014,269.49 (€1,538,119). Thus, Coelce made a deposit of the guarantee and filed its disclaim to execution. On November 4, 2015 Coelce released R $ 1.73 millions for the distribution to employees by Sindeletro. Colece appealed against that decision. The amount involved is R$ 67,000,000 (approximately ThCh$ 12,185,156).

6.

The State of Ceará filed complaints against Coelce for the periods 2003, and 2004 to 2010, since it considered that the ICMS calculation for fixed assets acquisition was incorrect. Specifically, the State of Río de Janeiro states that Coelce does not have all the necessary supporting documents and that some fixed assets were not devoted to the activity of electric energy production or distribution. In its defense, Coelce explains that (i) the corresponding legislation does not specify the different types of fixed assets that could be used for the ICMS credit purposes; (ii) such fixed assets are related to the main activity of the companies, even if they are used at the offices and administrative premises. It also intends to compare the credits with the acquisition invoices; Coelce filed an administrative defense. It was decided to request an expert report to determine the tax value after accepting some issues, such as ICMS credits over the public lighting assets. After ending the investigation, the proceeding will undergo a new trial. The first instance decision was partially favorable. A second instance appeal will be filed; the figure involved amounts to R$ 99 million (approximately ThCh$ 18,004,932).

Compañía de Interconexión Energética S.A. (CIEN, subsidiary of our associate)

1.

In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the contract “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy from Argentina” signed in 1999 between CIEN and Centrais Geradoras do Sul do Brasil S.A (which is now known as Tractebel Energía). Tractebel Energía asked the court to order CIEN to pay a rescission penalty of R$ 117,666,976 (approximately ThCh$ 21,399,857) plus other fines due to the unavailability of energy. The breach allegedly occurred due to a failure by CIEN to ensure sufficient capacity as contracted with Tractebel Energía during the 20-year period, which allegedly took place beginning in March 2005. In May 2010, Tractebel Energía notified CIEN via a written statement, but not judicially, its intention to exercise step-in rights of Line I (30%). The proceeding is currently at the first instance. CIEN petitioned to join this proceeding with the lawsuit filed by it against Tractebel Energía in 2001, which involves a dispute relative to exchange rates and taxing issues. The petition to join both proceedings was rejected by the court. Subsequently, CIEN filed a request to suspend the proceeding for 180 days in order to avoid potentially divergent decisions. The court ordered the suspension of proceedings for one year pending the outcome of the other lawsuit of CIEN against Tractebel Energía. The court issued a resolution extending this suspension until July 9, 2015. This proceeding has not had any changes to date.

2.

In 2010, Furnas Centrais Eletricas S.A. filed a suit against CIEN, based on CIEN’s alleged breach of the contract “Firm Capacity Purchase with Related Energy for the purchase of 700 MW of firm capacity with related energy originating from Argentina”, which was signed in 1998 with a term of 20 years beginning in June 2000. In its lawsuit, Furnas requested a compensation of R$ 520,800,659 (approximately ThCh$ 94,716,974) corresponding to a rescission penalty included in the contract, plus adjustments and default interests, from the date of filing of the claim until actual payment. Furnas also requested for additional penalties based on the lack of availability of the “firm power and related energy” and for other damages to be determined upon the final decision. The first trial judgment denied the claims of Furnas for CIEN’s responsibility for breach of its contractual obligations. The Court recognized the existence of force majeure because of the energy crisis in Argentina. The claimant filed an appeal against this sentence. In July, CIEN presented its arguments to the Court regarding the appeal filed by Furnas. Moreover, regarding the foreign language documents presented by CIEN, the judge of first instance determined that those documents would be excluded from the lawsuit, which decision was confirmed by the 12th Civil Section of the State Court. CIEN has filed a Special Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice. In addition to the foregoing, CIEN received a notice from Furnas, not at the judicial headquarters, indicating that in case of rescission due to CIEN’s breach, Furnas would have the right to acquire 70% of Line I.

Endesa Fortaleza

1.

In February 2004, two Brazilian taxes, COFINS and PIS were amended from an accrued regime (rate of 3.65% without credit deduction) to a non-accrued regime (9.25% with credit). According to legislation, long-term assets and service supply agreements performed before October 31, 2003 under “predetermined price” could remain in the accrued regime. Endesa Fortaleza had entered into energy purchase agreements that complied with the requirements, and as a result, the revenues for such agreements were initially taxed under the accrued regime, which is more advantageous. In November 2004, an administrative order was released which defines the concept of “predetermined price”. According to it, CGTF agreements (Endesa Fortaleza) must be subject to the non-accrued regime. In November 2005, a new Law clarified the “predetermined price” concept. On the basis of the 2005 legislation, the regime that should be applied to the agreements was the accrued regimen (more advantageous). The ANEEL issued a (Administrative Law) Technical Note indicating that the agreements entered into by virtue of its standards and with its approval comply with the legislative requirement. PIS and COFINS paid in excess under the non-accrued regime by CGTF and CIEN between November 2004 and November 2005, generate tax credits which were used to pay other taxes due. Nevertheless, in 2009 the tax authorities rejected the compensation procedures. In February 2007, the Brazilian tax authorities audited Endesa Fortaleza regarding the payment of PIS/COFINS tax during December 2003 and from February 2004 to November 2004. The audit resulted in a claim alleging differences between the amounts stated in Endesa Fortaleza’s annual tax return (where the PIS/COFINS tax amounts were reported under the new non-accrued regime) and the amounts stated in monthly tax returns (where the amounts due were reported under an older accrual system). On appeal, the Taxpayer’s Council confirmed the validity of the compensations of credits resulting from the regime change of PIS/COFINS. The Brazilian Treasury can file a Special Appeal before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales). The amount involved in this proceeding is R$ 75 million (approximately ThCh$ 13,640,100).

The management of Endesa Américas considers that the provisions recognized in the Consolidated Financial Statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

31.4	Financial restrictions

As of December 31, 2015, Endesa Américas S.A. on a stand-alone level had no debt obligations and are therefore was not affected by any covenants or events of default. However, a number of the Combined Group’s combined entities’ loan agreements include the obligation to comply with certain financial covenants, which is normal for the contracts of this nature. There are also affirmative and negative ratios requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1)	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the company is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the Combined Group’s financial covenants limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

In Peru, the debt of Edegel S.A.A. (Edgel) includes the following covenants: Debt and Debt Coverage (Debt Ratio/EBITDA) Ratios. As of December 31, 2015, the most restrictive financial covenant for Edegel was the Debt/EBITDA Ratio corresponding to the finance lease with Banco Scotiabank, which expires in March 2017.

In Argentina, Central Costanera S.A. (Costanera) has just one covenant, the maximum debt, corresponding to a loan from Credit Suisse First Boston International which matures in February 2016. The debt of Hidroeléctrica El Chocón S.A. (El Chocón) includes covenants related to Maximum Debt, Net Consolidated Equity, Interest Coverage, Debt Coverage (Debt /EBITDA) and the Leverage ratio. As of December 31, 2015 the most strict covenant was the Leverage ratio for the syndicated loan maturing in September 2016.

In Colombia, the debt of Empresa Generadora de Energía Eléctrica S.A. (Emgesa) has only one covenant, Net Debt/EBITDA, corresponding to the loan with the Bank of Tokyo maturing in June 2017. However, the obligation to comply with this covenant is subject to downgrade in the Emgesa’s credit rating that could result in losing in Investment Grade quality, as stated in the debt agreement. As of December 31, 2015 the covenant was not triggered.

The rest of the Combined Group’s combined entities not mentioned in this Note are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, such as a cure period.

As of December 31, 2015 and 2014, no company of the Combined Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments, with the exception of our power generation Argentine combined entities Hidroeléctrica El Chocón at the close of December 2014.

This situation does not represent a risk of cross default or a breach for Endesa Américas.

31.5	Other information

•

On July 17, 2015, and in force as of the economic transactions corresponding to February 2015, Resolution S.E. No. 482/2015 was enacted which, among other aspects updated the remuneration of the MEM’s generating agents of thermal conventional type or hydraulic national (with the exception of the hydraulic bi-national), replacing to this end Schedules I, II, III, IV and V of Resolution S.A. No.529/14, and including a new remuneration concept that is the Investment Writ FONINVEMEM 2015-2018, which application is from February 2015 until December 2018, for those generating companies participating in investment projects approved or to be approved by the Secretary of Energy. In this sense, each generation unit built within the framework of the FONINVEMEM 2015-2018 investments is granted a Direct FONINVEMEM 2015-2018 remuneration equal to 50% the Direct Additional Remuneration for a period of up to 10 years from its commercial implementation.

On June 5, 2015, our generating subsidiaries in Argentina entered into the “Agreement of Management and Operation of Projects to Increase the Availability of Thermal Generation and Adjustment of the Generation Remuneration 2015-2018”, hereinafter FONINVEMEM 2015-2018, and adhered to all the terms established in such agreement on July 2, 2015. Adhering includes the irrevocable commitment to participate in the formation of FONINVEMEM 2015-2018, undertaking according to point 3.2.v of the Agreement to contribute with the Sales Statements with a Maturity to be defined (LVFVD) and/or Collectibles accrued or to be accrued during the entire period between February 2015 and December 2018 not previously committed to similar programs, together with all unused Collectibles. Both the Secretary of Energy and the generating agents that adhered to the Agreement maintain the right to consider this Agreement lawfully terminated if during the 90 days indicated in point 9 of the Agreement the corresponding supplementary agreements are not entered into.

By adhering to such Agreement, generating companies will participate, together with other Generating Agents, in the construction of a Combined Cycle of about 800 MW +/- 15%, which shall generate both with natural gas and with gasoil and biodiesel. The new combined cycle will be subject to a bidding in order to be implemented no longer than 34 months after the work is granted.

Notwithstanding the above, our subsidiary in Argentina, Central Costanera S.A. still shows a deficit in its working capital, causing difficulties to its financial balance in the short term which compromise its future capability to continue operating as a company and to recover assets. Central Costanera S.A. expects to revert the current situation provided that there is a favorable resolution on the requests made to the National Government of Argentina.

•

On March 18, 2015, the Undersecretary of Electric Energy issued its Note S.E. No. 476/2015, which establishes the procedure to coordinate the remuneration according to Resolution S.E. No. 95/2013 and the Availability Agreements for Combined Cycles and Turbosteam entered into between Central Costanera S.A. and CAMMESA, as from February 2014. As established in the above, Central Costanera S.A. shall temporarily relinquish to receive the Additional Remuneration Trust established Resolution S.E. No. 95/2013, its amendments and supplements which were already undertaken, as well as the Remuneration for Non-Recurrent Maintenance as established in Res. SE Nº 529/2014, its amendments and supplements.

The procedure implies the reversal of the deductions made and applied to Central Constanera S.A. as established in Notes S.E. No. 7594/2013 and No. 8376/2013, as from the effective date of this standard. Since the economic transaction in the month of January, 2015, the concepts relinquished by the company shall be applied to the compensation funds transferred by CAMMESA to the company as of that date to perform the tasks provided for in the agreements. In case the amount accrued for this concept it not sufficient to offset the total funds transferred by CAMMESA to the company, they shall be accrued in a special account “Available Agreements Account”. In order to materialize the conditions established above, the company and CAMMESA should enter into the corresponding addendum to the agreements.

On July 3, 2015 Central Costanera S.A. entered into the addendum with CAMMESA to the Availability Agreements for Combined Cycles and Turbosteam. These agreements regulations plus the amendments introduced by the addendum regulate the agreement between the parties and they shall be understood as entirely valid until the validity term established in such agreements expires.

As a consequence of the above, during the fiscal year 2015 a decrease of Ar$ 14,418,986 (approximately ChTh$ 1,020,869) in revenues for sales and net loss of Ar$59,225,685 (approximately ChTh$ 4,193,197) in other operating income/expenses were recognized.

•

In December 2014, the Vuelta de Obligado (VOSA) thermal plant started to operate it open cycle with two gas turbines of 270 MW each, it is expected the closing combined cycle of high efficiency in October 2016.

According to the technical report issued by VOSA’s authorities, the gas turbines have passed all operational tests and have functioned properly. There is still pending to nationalize very few components to complete stage two, and there is certainty that the works will be completed and implemented in 2016.

Based on above, in December 2015 were accounted for the effects of the dollarization of the receivables, resulting in recognition of the following income:

-

Exchange difference for dollarization of the receivables at an exchange rate lower than the closing exchange rate of 2015 for Ar$ 1,323,430,283 (ThCh$ 93,699,288) in Hidroelectrica El Chocón S.A. and Ar$ 129,092,580 (ThCh$ 9,139,796) in Central Costanera S.A.

-

Interest accrued between the maturity date of each sale settlement contributed to the VOSA project and the sign-off date of the Agreement at the interest rate that CAMMESA obtains for its financial deposits, capitalized and dollarized in accordance with above, for Ar$ 49,797,906 (ThCh$ 3,525,708) in Hidroelectrica El Chocón.

-

Interest accrued on dollarized receivables, once included the interests mentioned in the previous paragraph, at an interest rate LIBOR 30 days + 5%, for a total of Ar$ 493,816,698 (ThCh$ 34,962,380) in Hidroelectrica El Chocón and Ar$ 43,989,703 (ThCh$ 3,114,485) in Central Costanera S.A.

•

On July 25, 1990, the Italian Government authorized MedioCredito Centrale to grant a financial loan to the Government of the Republic of Argentina of up to US$ 93,995,562 aimed to finance the acquisition of assets and the delivery of services of Italian origin, used in the restoration of four groups at the thermal station owned by Servicios Eléctricos del Gran Buenos Aires (“SEGBA”) (Electric Services for Great Buenos Aires). This loan financed the acquisition of assets and services included in the Work Order Nº 4322 (the “Order”) issued by SEGBA in favor of a consortium headed by Ansaldo S.p.A. from Italy.

In accordance with to the terms of the “Contract related to the Work Order No. 4322”: (i) SEGBA granted to Central Costanera S.A. a power to manage the execution of the services contained in the Order, and it performed the works and services that according to the Order corresponded to SEGBA; and (ii) Central Costanera S.A. undertook to pay to the Secretary of Energy of the Nation (the “Secretary of Energy”) the capital installments plus interests originated by the loan granted by MedioCredito Centrale, at an annual rate of 1.75% (the “Contract”).

As a collateral for the compliance with the economic obligations undertaken by Central Costanera S.A., the buyers set up a pledge over the total shares owned by them. In the event of non-compliance which provokes the execution of the collateral, the Secretary of Energy will be entitled to immediately proceed with the sale of the pledged shares through a public bid, and it could exercise the political rights related to the pledged shares.

By reason of application of Law No. 25.561, Decree No. 214/02 and its regulatory stipulations, the payment obligation by Central Costanera S.A. resulting from the Contract and subject to the Argentinian legislation was mandatorily converted into Argentine pesos, at an exchange rate of one Argentine peso equivalent to one dollar of the United States, plus the application of the stabilization reference coefficient (“CER”), maintaining the original interest rate of the obligation.
On January 10, 2003, the National Executive Power enacted Decree No. 53/03 which amended Decree No. 410/02 by incorporating a paragraph j) in its first article. By means of this standard, the obligation to deliver funds in foreign currency to the province states, municipalities, companies of the public and private sector and the National Government originated by subsidiary or other nature loans and guarantors originally financed by multilateral credit organizations, or originated by liabilities assumed by the National Treasury and refinanced with external creditors is exempt from the mandatory conversion into Argentine pesos.

Central Costanera S.A. considers that the loan resulting from the Contract does not match with any of the assumptions provided for in Decree No. 53/03, and even if it did, there are solid grounds to consider Decree No. 53/03 unconstitutional since it evidently violates the principle of equality and the right of property as established in the National Constitution.

On May 30, 2011, the company repaid the last installment of the loan’s capital and notified this fact to the Secretary of Energy and to the Secretary of Finance and, even if as of the date of these financial statements the Secretary of Energy has not made any claim for the payments effected by Central Costanera S.A., on October 22, 2015 we received a letter from the Secretary of Finance – Directorate for the Administration of the Public Debt, which indicates that the Ministry of Economy and Public Finance included the balance of the debt for the financial credit with MedioCredito Centrale in the agreement entered into with the Club of Paris creditors on April 30, 2014. According to the letter, the Secretary also claims from Costanera the reimbursement of US$5,472,703.76 without providing grounds for such request.

As a result, Central Costanera S.A. rejected the indicated requirement indicating, among other, that (i) it does not have a debt related to the Contract since May 30, 2011, the company repaid the last installment of it and notified such circumstance to the Secretary of Energy and to the Secretary of Finance, (ii) the creditor has not expressed any caution to the Contract payments derived from the mandatory conversion into Argentine pesos imposed by the Argentinian legislation, and (iii) notwithstanding the fact that the company does not acknowledge the terms of the agreement entered into with the Club of Paris creditors, the decisions of the Argentinian Government regarding the debt with such organization are unrelated to the company.

The Secretary of Finance, due to the rejection from Costanera, submitted the DADP Note No. 2127/2015 attaching Resoultion DGAJ No. 257501 from the Ministry of Economy and Public Finance, insisting on the existence of the debt and requesting the Company to pay the claimed amounts. The Company filed a hierarchy appeal so as to the Minister of Economy and Public Finance revoke the petition of the note due to lack of legitimacy.

32. SANCTIONS

  The following sanctions have been received from administrative authorities:

a)   Endesa Américas S.A. and combined entities

1.   Hidroeléctrica El Chocón S.A. (El Chocón)

•	For the fiscal year ended December 31, 2013, the Electricity Regulatory Body (ENRE) imposed a fine of Th$20 Argentine pesos (approximately ThCh$1,089). El Chocón has filed an appeal.

•	For the period between January 1, 2014 and March 31, 2014, the ENRE imposed a fine of Th$11 Argentine pesos (approximately ThCh$599). El Chocón has filed an appeal.

•	Finally, for the period between April 1, 2014 and June 30, 2014, the ENRE imposed two fines amounting to Th$3 Argentine pesos (approximately ThCh$163).

•	During the year ended December 31, 2015 no sanctions have been imposed by ENRE.

2.	Central Costanera S.A. (Central Costanera)

•

During the 2012 fiscal year and until June 30, 2013, the company received two fines for a total amount of Th$47 Argentine pesos (approximately ThCh$2,560) from the General Customs Authority (Dirección General de Aduanas). Possible liability on the part of Mitsubishi is being assessed, in which case that amount could be claimed from this supplier. The ENRE also imposed two fines totalling Th$51 Argentine pesos (approximately ThCh$2,777). The company has filed an appeal.

•	For the period from April 1, 2014 to June 30, 2014, the ENRE imposed a fine of Th$40 Argentine pesos (approximately ThCh$2,178), which was paid on June 30, 2014.

•	For the period from July 1, 2014 to December 31, 2014, the ENRE imposed a fine of Th$102 Argentine pesos (approximately ThCh$5,555), which was paid on November 20, 2014.

•

During the year ended December 31, 2015 fiscal year the Federal Administration of Public Revenue imposed Central Costanera of a fine of Ar$ 58,479.75 (approximately ThCh$ 3,185) and the payment of difference in taxes of Ar$ 9,746.63 (approximately ThCh$ 531), for breaching the Article 970 of the Customs Code (i.e., for not having re-imported to the Country within the period granted, goods temporarily exported). The company appealed to the sanction because it duly complied in time and substance with the re-importing the goods temporary exported, which was evidenced from the corresponding supporting documentation.

3.   Edegel S.A.A. (Edegel)

•

In April 2013, Edegel received the following fines from the OSINERGMIN: (i) S/.7,604.57 (approximately ThCh$1,582) for failure to perform maintenance in a timely fashion on its thermal generation units for the last quarter of 2008; (ii) S/.200,941.48 (approximately ThCh$41,811) for failure to perform maintenance in a timely fashion on its hydraulic generation units for the last quarter of 2008; (iii) S/.40,700 (11 Tax Units, UIT) (approximately ThCh$8,469) for failure to submit technical justification in a timely fashion for the second quarter of 2008; and (iv) S/.106,073.17 (approximately ThCh$22,071) for failure to have its generation unit available after having been notified that it was required by the SEIN for the fourth quarter of 2008.

Edegel has not challenged the fines (i) and (iv), and paid them on May 2, 2013 in order to obtain prompt payment benefits. However, the company appealed sanctions (ii) and (iii), and the Court of Appeals for Energy and Mining Sanctions for OSINERGMIN, notified Edegel S.A.A. on April 15,2014, that the General Management Resolution imposing the fine was invalid, because the appropriate body was Electrical Oversight Division at OSINERGMIN.

Therefore, on September 1, 2014, Edegel was notified by Resolution No. 1380-2014 of the Electrical Oversight Division at OSINERGMIN of the the same fines contained in the General Management Resolution. In response, Edegel S.A.A. has resubmitted the appeal,, noting that sanctions (i) and (iv) had already been paid. On September 17, 2014 Edegel filed a written appeal to OSINERGMIN, by which it requested the Management of Electrical Control to raise the appeal to the second instance body, to which it seeks to get declaration of establishment and recalcuation of penalty.

•

In May 2013, Edegel was fined by the SUNAT for issues related to the determination of its 2007 tax assessment. The amount of the fine, updated as of December 31, 2015, was S/.9,755,900 (approximately ThCh$2,029,959). An appeal filed with the Tax Court is pending.

•

In June 2013, Edegel was notified by Electroperú S.A. of a penalty applied under contract no. 132991, “Additional Generation Capacity Service through Conversion of Equipment to the Dual Generation System”. The penalty, amounting to S/.481,104.53 (approximately ThCh$100,106), was applied for breach the conditions for executing the service offered under that contract.

•

In July 2013, Edegel was fined by the OSINERGMIN for S/. 453.86 (approximately ThCh$94) for exceeding the deadline to perform maintenance activities to the hydro generation units in accordance with number 6 of the “Procedure for the Supervision of the Availability and Operative State of the Generation Units” of the SEIN. As the company paid the fine prior to the 15-day deadline, it was reduced to S/. 340.40 (approximately ThCh$71).

•

In July 2013, Edegel was fined by the OSINERGMIN for S/. 4,070 (approximately ThCh$847) for failure to provide technical justification within the deadline established in number 6 of the “Procedures for Supervision of the Availability and Operative State of the Generation Units” of the SEIN. As the company paid the fine prior to the 15-day deadline, it was reduced to S/. 3,052.50 (approximately ThCh$635).

•

In November 2013, Edegel was fined S/.37,000 (approximately ThCh$7,699 or 10 Tax Units – UIT) by the Callahuanca District Municipality (MDC) in Municipal Resolution 060-2013. The MDC imposed the fine for failure to submit the technical inspection report on multidisciplinary civil defense safety as required under Law No. 29,664 and its regulations.

•

In November 2013, Edegel was fined by the SUNAT for issues related to the calculation of its 2008 tax payments. The amount of the fine, updated as of December 31, 2015, was S/.1,759,227 (approximately ThCh$366,051). The appeal filed is pending resolution by SUNAT.

•

In December 2013, Scotiabank Perú S.A.A., with whom Edegel has signed a lease agreement for the Santa Rosa Project, was fined by the SUNAT for duties allegedly unpaid in an import operation. The amount of the fine, restated as of December 31, 2015, was S/.15,721.523 (approximately ThCh$3,271). Scotiabank Perú S.A.A. filed the respective appeal in January 2014, and is yet pending of resolution.

•

On December 23, 2013, the OSINERGMIN filed an administrative proceeding against Edegel for outdated payment of the regulation contribution. Finally, on June 5, 2015, the OSINERGMIN archived the mentioned proceeding.

•

On January 28, 2014, the National Authority of Water (ANA) filed an administrative proceeding against Edegel for reuse of industrial sewage water treated for garden irrigation. Subsequent to Edegel presenting its case, on June 5, 2015, ANA archived the proceeding.

•

On March 20, 2014, the OSINERGMIN filed an administrative proceeding against Edegel for non-compliance of current regulations on implementation and execution of the Fondo de Inclusión Social Energético (FISE). On June 12, 2015, the proceeding was archived.

•

In May 2014, Electrical Oversight Division Resolution No. 743-2014 issued by the OSINERGMIN on May 27, 2014, notified Edegel of a fine of 0.50 tax units (UIT) for having violated the CCIT indicator, regarding compliance with the correct calculation of indicators and compensation amounts for voltage quality, in the second half of 2012. The fine was imposed in accordance with number 5.1.2, section B) of the Procedures for Supervising the Technical Standards for Electricity Service Quality and their Methodology Base. Edegel presented a document confirming payment of the fine imposed by OSINERGMIN of S /.1,425.00 (approximately ThCh$ 297), through OSINERGMIN Resolution of Management of Electrical Control No. 743-2014.

•	In June 2014, as a result of the inspection of its 2009 income tax return, Edegel corrected an omission made in determining the tax owed and paid a penalty of S/.2,070 (approximately ThCh$431).

•

In September 2014, Edegel was fined by the SUNAT in connection with its 2009 income tax return for an amount updated at September 30, 2014 of S/.315,230 (approximately ThCh$65,591). Edegel accepted the fine and paid the penalty.

•

On December 4, 2014, the OSINERGMIN notified Edegel of the filing of an administrative proceeding for non-compliance of the procedures to verify availability and the operative status of the generation units of SEIN. On April 24, 2015, Edegel paid the fine for S/2,928.42 (approximately ThCh$609) imposed by Directorial Resolution 691-2015.

•

On March 11, 2015, the Environmental Assessment and Supervisory Agency (OEFA) filed an administrative proceeding against Edegel for noise contamination caused for failing to install noise mitigation panels at the Santa Rosa de Ventanilla Thermal Plant. Through Directorial Resolution No. 388-2015-OEFA-DSAI issued on April 30, 2015, Edegel was fined of 1 to 100 UIT. On June 16, 2015, Edegel filed an appeal against such Resolution, which was accepted on June 19, 2015. Edegel was notified by Resolution No. 039-2015-OEFA / TFA-SEE of September 18, 2015 of the nullity of the Directorial Resolution No. 388-2015-OEFA / DFSAI and therefore of the roll back of the sanctioning administrative procedure at the time defect occurred; and of the return of the Directorate of Control, Punishment and Application of Incentives for resolution.

•

On May 13, 2015, the OSINERGMIN started an administrative proceeding against Edegel for non-compliance with the Electric Concessions Law and the Transmission of Electricity Final Concession Contract related to transmission line 220kV Callahuanca-Chavarria, since it does not comply with formalities of the goods affected to such concession as stated in term No.9 of such contract. Edegel has presented its corresponding case. On December 15, 2015 Resolution No. 2916-2015 was received, by which fined Edegel for S /. 986,710.00 (approximately ThCh$ 205,310) for non-compliance with Clause 9.4 of the Transmission of Electricity Final Concession Contract related to transmission line 220kV Callahuanca-Chavarria. On January 6, 2016, Edegel filed an appeal against such resolution.

•

In June 2015, Edegel was fined by the OSINERGMIN for an alleged omission in the declaration of the Regulation Contribution declaration for several months during the years 2011 to 2014. The contingency updated to December 31, 2015 amounts to S/85,695 (approximately ThCh$17,831). Edegel accepted the fines and paid them without filing any appeal.

•

On October 13, 2015 Edegel received notice of Resolution No. 2391-2015 issued on September 29, 2015, by which the OSINERGMIN resolved to: (i) fine Edegel S /. 237.96 (approximately ThCh$ 50) for exceeding the deadline to perform maintenance activities to generation unit G1 at Matucana power plant during the first quarter of 2014; (ii) fine Edegel for S /. 8927.03 (approximately ThCh$ 1,857) for exceeding the deadline to perform maintenance activities to generation unit TG8 at Santa Rosa power plant during the first quarter of 2014 and the generation unit TV at Ventanilla power plant during the second quarter of 2014; (iii) fine Edegel for.99 ITU for failure to submit within the mandatory deadline the technical justification for the first quarter of 2014 for generation unit G1 at Matucana power plant, generation unit TG8 at Santa Rosa power plants and generation unit TV at Ventanilla power plant during the first quarter of 2014. On November 3, 2015, Edegel filed an appeal against Articles 2 and 3 of Resolution No. 2391-2015 on the same date, Edegel paid the fine related to Article 1 of Resolution No. 2391-2015.

•

In December 2015, Edegel was fined by the SUNAT for issues related to the determination of of the payments on account March, April and June of 2010 for an updated amount as of November 30, 2015 of S /. 14,211 (approximately ThCh$ 2,957); and for the understatement of income tax expenses for the financial year 2010, for an updated amount as of December 31, 2015, for S /. 17,103,702 (approximately ThCh$ 3,558,853). The claim has already been presented and is pending resolution from the SUNAT.

4.	Chinango S.A.C. (Chinango)

•

In January 2013, Chinango received a fine totalling S/.367,915 (approximately ThCh$76,554) from the SUNAT for issues related to the determination of its 2010 income tax. The company challenged the measure despite paying a reduced fine in February 2013. The appeal, as of December 31, 2015, is pending resolution by the Tax Court.

•

In June 2013, Chinango was notified through Coactive Execution Resolution 0398-2012 of a fine of S/.3,800 (approximately ThCh$791) imposed by the Supervisory Agency for Investments in Energy and Mines (OSINERGMIN) for the following infractions: (i) failure to comply with the CCII indicator in the first half of 2010 as required under paragraph A of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; (ii) failure to comply with the CPCI indicator in the first half of 2010 as required under paragraph C) of number 5.2.2 of the “Procedure for Overseeing the Technical Quality Standard for Electrical Services and its Base Methodology”; and (iii) submitting service interruption reports (RIN and RDI files) for the first half of 2010 despite the interruptions affecting its customers, as required under Article 31 of the Electricity Concession Law.

•

In September 2013, Chinango was notified through Electrical Oversight Division Resolution No. 19693 issued by the OSINERGMIN of a fine of S/.1,850 (approximately ThCh$385 or 0.50 Tax Units – UIT) for: (i) failure to submit voltage quality information in a timely fashion in the first half of 2012. As the fine was paid within fifteen (15) days of notification, it was reduced by 25%.

•

In March 2014, Chinango was notified through Coactive Execution Resolution No. 0350-2014 that it must pay a balance of S/.12,100 (approximately ThCh$ 2,518) on a fine imposed by the OSINERGMIN. The total amount of the fine, imposed through sanction No. 014799-2012-OS/CG, was 11 tax units (UIT) or S/.48,800 (approximately ThCh$ 10,154).

•

In January 2014, Chinango was fined by the SUNAT for issues with its 2011 income tax for S/.613,390 (approximately ThCh$ 127,631), that was paid in February 2014 using a rebate system and without prejudice to the respective appeal. The appeal was resolved agains Chinango by the SUNAT Resolution notified in December 2014, against which Chinango lodged an appeal, which as of December 31, 2015 is still pending resolution.

•

On May 19, 2015, the Environmental Assessment and Supervisory Agency (OEFA) filed an administrative proceeding against Chinango for allegedly presenting an incomplete third quarterly report of environmental monitoring for the year 2013. On June 16, 2015, Chinango presented its corresponding case. On October 27, 2015 Chinango received a noticeof Resolution No. 616-2015-OEFA/DFSAI issued on June 30, 2015, by which declare at the administrative responsibility of Chinango and stated

that it is not relevant to dictate corrective measures and informed Chinango that against the resolution it is possible to file a reconsideration claim and an appeal within 15 business days and to register this Resolution for the Register of Administrative Acts. Pm December 3, 2015, through Resolution No. 1078-2015- DFSAI-OEFA, it was declared acceptance of the resolution finding Chinango S.A.C. administratively responsible.

•

In June 2015, Chinango was fined by the OSINERGMIN for an alleged omission in presenting the Regulation Contribution declaration in several months for the year 2014. The amount contingency updated to September 30, 2015 is for S/79,857 (approximately ThCh$ 16,616). Chinango accepted the fines imposed and paid them without filing any appeal.

•

In September 2015, Chinango was notified through several Resolutions of fines for S/1,424.122 (approximately ThCh$ 296) related to the determination of the Income Tax for year 2012 and the corresponding payment in such year. In October 2015, Chinango paid the aforementioned debt using the current gradually regime, irrespective of the filing the corresponding appeal.

5.	Empresa Generadora de Energía Eléctrica S.A. (Emgesa)

•

On July 30, 2013, through Resolution 20138100353652, the Superintendency of Public Household Services (SPPD) imposed of a fine of warning (without value) on Emgesa, for failure to attend a non-regulated user (SUNCHINE BOUQUET LTDA). Through resolution 20148150176905 issued on October 28, 2014, the SPPD confirmed the fine.

Closed.

6.	Sociedad Portuaria Central Cartagena (SPCC)

•

The Port and Transportation Superintendency, through Resolution No. 1312 of January 30, 2014, fined SPCC of CP$ 2,142,400 (approximately ThCh$521) for reporting accounting and financial information for the 2010 year at the improper time. Resolutions No. 6051 of 2007 and 759 of 2010 required that this information be provided in February 2011. The fine was paid on February 14, 2014.

Closed and paid.

b)	Combined associates

1.	Enel Brasil S.A. and subsidiaries

1.1	Ampla Energía S.A. (Ampla)

•

The company received seven fines in 2013 totaling R$29,810,687 (approximately ThCh$ 5,421,624) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica, ANEEL) due to problems with technical quality, erroneous evidence presented in inspections and for other reasons. The company appealed, and four fines are still awaiting final rulings. The other fines were either revoked or paid, for a total of R$143,601 (approximately ThCh$ 26,116).

•

In 2013, the company received 19 fines totaling R$120,204* (approximately ThCh$21,861) from the environmental agencies (IBAMA - Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, ICMBio—Instituto Chico Mendes de Conservação da Biodiversidade, INEA – Instituto Estadual de Ambiente and others) for unauthorized removal of vegetation, death of animals through contact with the energy network, and construction in prohibited areas or without permission. The company filed appeals against almost all of the fines assessed, but no ruling has yet been given. Ampla has paid R$66,310 in fines (approximately ThCh$12,060). (*Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.)

•

In 2013, the company received four fines totaling R$24,234 (approximately ThCh$ 4,407) from the Consumer Defense and Protection Agency (PROCON/RJ) due to problems in reimbursing improper charges and other irregularities. The company has filed appeals against all of the fines, and rulings are pending.

•

The company received one fine in 2013 from the employee defense agencies (SRTE) due to problems with formalities. The company filed an appeal, and the ruling is pending. The labor agencies have not specified the amount of the fine, which it does only after analyzing the appeal.

•

In 2014, the company received two fines from the National Electrical Energy Agency (ANEEL) for technical quality, totaling €6,759,518 (approximately ThCh$ 5,223,165). The company has appealed, and one was rejected, while the other is still pending resolution. Ampla has paid €1,202,986 (approximately ThCh$ 929,563). In 2013, Ampla was fined 7 times for service quality totaling €9,368,747 (approximately ThCh$ 7,239,350), and has paid €843,869 (approximately ThCh$652,068). There are two appeals pending, which were filed by Ampla against the 2013 fines.

•

In 2014, the company received 15 fines totaling €80,263* (approximately ThCh$ 62,020) from the environmental agencies (ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade and the INEA, Instituto Estadual de Medioambiente y órgano municipal del medioambiente) for unauthorized suppression of vegetation, the death of animals that have come in contact with the power network, waste dumping and power network construction in prohibited or unauthorized areas. The company has appealed almost all of the fines assessed, but no rulings have been handed down as yet. Ampla has paid €460 (approximately ThCh$ 355). The company received 19 fines in 2013 totaling €35,940* (approximately ThCh$ 27,771) from the environmental agencies for the same violations as in 2014. The company filed appeals against almost all of the fines received, but no rulings have been handed down as yet. Ampla paid three fines totaling €19,826 (approximately ThCh$ 15,320) in 2013. (*) Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.)

•

In 2014 Ampla has received 14 fines totaling €665,565 (approximately ThCh$ 514,291) from the Brazilian Consumer Defense and Protection Agency (Autarquía de Defensa a Protección del Consumidor, PROCON/RJ) for problems with the quality of its power supply. It has appealed the fines. Only one appeal has been resolved, and Ampla has paid €1,958 (approximately ThCh$ 1,513). It received four fines totaling €7,616 (approximately ThCh$ 5,885) in 2013, for which appeals filed by Ampla also remain pending.

•

In 2014, the company received four fines from the employee defense agencies (SRTE) against which it has filed administrative appeals. An appeal was rejected and Ampla has paid the amount of €61.74 (approximately ThCh$ 48); the others have not yet received rulings. In 2013, Ampla received one fine for €641 which has already been paid (approximately ThCh$ 495).

•

In 2015, the company has received 2 fines totaling €126,424 (approximately ThCh$ 97,689) from the National Electrical Energy Agency (ANEEL) for “lower income” tariff matters. The appeals presented by Ampla were partially accepted, and amounts of fines were reduced to €101,173 (approximately ThCh$ 78,178). Ampla has paid these fines. In 2014, the company received two fines for technical quality of the service, totaling €6,743,609 (approximately ThCh$ 5,210,872). Ampla has paid €974,291 (approximately ThCh$ 752,847) of them. There is pending of analysis one appeal filed by Ampla against a fine in 2014.

•

In 2015, the company received 36 fines totaling €197,563 (approximately ThCh$ 152,659) from the environmental agencies (ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade and the INEA, Instituto Estadual de Medioambiente y órgano municipal del medioambiente), being 8 warnings and 28 fines for power network construction in prohibited or unauthorized areas, the death of animals at a substation and authorized suppression of vegetation and others (notification of non-compliance). The company has appealed almost all of the fines assessed, but no rulings have been handed down as yet. Ampla has paid €540 (approximately ThCh$ 417) fines. The company received 17 fines in 2014 totaling €80,263* (approximately ThCh$ 62,020) from the environmental agencies (ICMBio and the INEA) for the same violations. The company has appealed almost all of the fines assessed, but no rulings have been handed down as yet. Ampla has paid €460 (approximately ThCh$ 355) in fines. (*) Clarification: The amount of some of the fines has not yet been determined; the amounts will be set after Ampla submits certain data.)

•

In 2015, Ampla has received 11 fines totaling €1,768,001 (approximately ThCh$ 1,366,157) from the Brazilian Consumer Defense and Protection Agency (Autarquía de Defensa a Protección del Consumidor, PROCON/RJ) for problems with the quality of its power supply. Ampla has filed 5 appeals against the fines and there are 6 administrative appeals pending of judgment from the agency. In 2014, Ampla received 14 fines totaling €663,530 (approximately ThCh$ 512,718). Ampla appealed against all of the fines, which remain pending. Ampla has filed 4 appeals against the fines and there are 8 administrative appeals pending of judgment from the agency. Ampla has paid 2 fines for €2,343 (approximately ThCh$ 1,810).

•

In 2015, Ampla has not receive any fines from the employee defense agencies (SRTE). In 2014, the company received four fines from the employee defense agencies (SRTE) against which it has filed administrative appeals. An appeal was rejected and Ampla has paid the amount of €62 (approximately ThCh$48); the others have not yet received rulings.

1.2	Compañía Energética Do Ceará S.A. (Coelce)

•

In 2013, the company received 32 fines totaling R$34,877,282 (approximately ThCh$ 6,343,078) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties (there were seven), problems with technical quality of service, erroneous evidence submitted in inspections, irregularities with the Coelce Plus Project, and other reasons. The company has filed appeals, and final decisions are pending on 26 sanctions. The other fines were either revoked or paid, for a total of R$395,125 (approximately ThCh$ 71,861).

•

The company had not been sanctioned by the environmental agencies in 2014 and 2013 (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

•

Coelce received four fines in 2013 totaling R$21,837 (approximately ThCh$ 3,971) from the Consumer Defense and Protection Agency (PROCON/CE) for alleged violations of consumer rights. The company filed appeals against all of the fines, and one has not yet resolved. The other appeals were rejected, and Coelce paid R$15,901 (approximately ThCh$ 2,892) in fines.

•

In 2013 the company received two fines from the employee defense agencies (SRTE) due to problems with formalities. The appeal filed by the company was unsuccessful, and the amount of R$9,694 (approximately ThCh$ 1,763) was paid.

•

In 2014 the company has received eight fines totaling €8,702,775 (approximately ThCh$ 6,724,745) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties among the population, technical quality of the service and errors in the asset base. Coelce has paid €16,319 (approximately ThCh$ 12,610) for one of the fines and has filed appeals against the rest. The company received 32 fines from ANEEL or ARCE in 2013 totaling €10,938,249 (approximately ThCh$ 8,452,124) for accidents with third parties among the population (there were seven), problems with technical quality of the service, erroneous evidence presented during inspections, irregularities with the Coelce Plus Project and other reasons. The company filed appeals, of which 17 are still pending the final ruling. The other fines were either revoked or paid, for a total of €1,418,561 (approximately ThCh$ 1,096,140).

•

The company has not been fined in 2014 and 2013 by the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

•

Coelce has received four fines in 2014 totaling €24,743 (approximately ThCh$19,119) from the Brazilian Consumer Defense and Protection Agency (PROCON/CE) for allegedly failing to meet deadlines and for damaged equipment. The company has filed three administrative appeals and has paid one fine for €933 (approximately ThCh$ 721). The company received four fines in 2013 from PROCON/CE totaling €7,220 (approximately ThCh$ 5,579) for allegedly violating consumers’ rights. The company appealed all of the sanctions, but they were rejected and Coelce has paid the fines.

•

The company received six violation notifications from the employee defense agencies (SRTE) in 2014, for accidents suffered by workers. It received two fines in 2013 from the SRTE for failure to comply with formalities. Coelce paid €3,206 (approximately ThCh$ 2,477) for the 2013 fines.

•

In 2015, the company has received four fines totaling €2,517,677 (approximately ThCh$ 1,945,441) from ANEEL or its local representative (ARCE) for problems with technical quality of the service. The company has filed appeals. Two cases are pending and another two have been rejected. Coelce paid €85,593 (approximately ThCh$ 66,139) for the fine. The company has received eight fines in 2014 totaling €8,676,161 (approximately ThCh$ 6,704,180) from the National Electrical Energy Agency (ANEEL) or its local representative (ARCE) for accidents with third parties among the population, technical quality of the service and errors in the asset base. Coelce has paid €16,270 (approximately ThCh$ 12,572) for two fines and has filed appeals against the others.

•

In 2015, the company has been received one fine totaling €5,406 (approximately ThCh$ 4,177) for irregular vegetation suppression and others such as notification breach. The company filed the appeal against this fine, which is currently pending. The company has not been fined in 2014 by the environmental agencies (IBAMA, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturals Renováveis, and ICMBio, Instituto Chico Mendes de Conservação da Biodiversidade).

•

In 2015, the company has received three fines totaling €1,646,834 (approximately ThCh$ 1,274,848) from the Brazilian Consumer Defense and Protection Agency (PROCON/CE) for allegedly failing to meet deadlines. Coelce has paid €7,407 (approximately ThCh$ 5,723) for one of the sanctions and has submitted two applications without manifestation of the body as of the reporting date. Coelce has received four fines in 2014 totaling €26,492 (approximately ThCh$ 20,471) from the Brazilian Consumer Defense and Protection Agency (PROCON/CE) for allegedly failing to meet deadlines and for damaged equipment. The company has filed three administrative appeals, one is still pending, and has paid one fine for €6,874 (approximately ThCh$ 5,312).

•

In 2015, the company received 14 resolutions from the employee defense agencies (SRTE), for failure to comply with formalities and social securities contributions. The company received six resolutions from the employee defense agencies (SRTE) in 2014, for the same reason.

1.3	Compañía de Interconexión Energética S.A. (CIEN)

•

In 2013 the company received one fine for R$32,136 (approximately ThCh$ 5,845) from the National Electrical Energy Agency (ANEEL) for a formal breach (a failure to submit documentation). The company appealed, and the decision is pending.

•	The company has not been fined for other matters in 2012 and 2013 (environmental, consumer or labor).

•

CIEN has not been fined by the National Electrical Energy Agency (ANEEL) or by any other supervisory agency in 2014. In 2013, the company received one fine from the ANEEL for €10,100 (approximately ThCh$ 7,804) for a formal breach (a failure to present documentation). Cien filed an appeal, which was accepted, and the fine was annulled by the judicial body.

•

In 2014, the company received two fines from the employee defense agencies (SRTE) and the company has filed appeals against them. CIEN has paid a fine of €61.74 (approximately Ch$ 48) and the appeal against the other fine has not yet been decided. In 2013, the company was not fined.

•	The company has not been fined for other matters in 2014 and 2013 (environmental or labor).

•	CIEN has not been fined by ANEEL or by any other supervisory authority in 2015 and 2014.

•

In 2015 the company has not been fined. In 2014, the company received two fines from the employee defense agencies (SRTE) and the company has filed appeals against them. CIEN has paid a fine of €61.74 (approximately Ch$ 48) and the appeal against the other fine has not yet been decided. In 2013, the company was not fined.

•	The company has not been fined for other environmental matters in 2014 and 2015.

1.4.	Transportadora de Energía S.A. (TESA, or Transener S.A.)

•

During 2013, the Electricity Regulatory Body (ENRE) issued penalties for programmed maintenance relate matters in the Rincón Santa Maria transformer station and transmission line down-time, for $38,487.65 Argentine pesos (approximately ThCh$ 2,096). In 2014, TESA made a partial payment, including interests, of $46,072.38 Argentine pesos (approximately ThCh$ 2,509).

•

During 2014, the ENRE issued penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time for $15,820 Argentine pesos (approximately ThCh$ 862). In 2014 TESA made a partial payment, including interests, of $17,951 Argentine pesos (approximately ThCh$ 978).

•

During the year 2015, the ENRE issued penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time, for $17,104 Argentine pesos (approximately ThCh$ 931). To date TESA made a partial payment, including interests, of Ar$ 21,087 (approximately ThCh$ 1,148).

1.5.	Compañía de Transmisión del Mercosur S.A. (CTM S.A.)

•

During 2013, the ENRE issued five penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time for $7,896.95 Argentine pesos (approximately ThCh$ 430). Compañía de Transmisión del Mercosur S.A. in 2013 and 2014 made a payment of $11,337.32 Argentine pesos (approximately ThCh$ 617) including interests.

•

During 2014, the ENRE issued three penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station for $5,728.49 Argentine pesos (approximately ThCh$ 312). Compañía de Transmisión del Mercosur S.A. in 2014 made a payment of $8,181 Argentine pesos (approximately ThCh$ 446) including interests.

•

During the year ended December 31, 2015, the ENRE issued two penalties for programmed maintenance related matters in the Rincón Santa Maria transformer station and transmission line down-time, for $34,618 Argentine pesos (approximately ThCh$ 1,885) which Compañía de Transmisión del Mercosur S.A. made a partial payment, including interests, of Ar$ 44,749 (approximately ThCh$ 2,437).

The Combined Group has not received other fines from the SVS nor from other administrative authorities.

33.	ENVIRONMENT

Environmental expenses for the years ended December 31, 2015, 2014 and 2013 are as follows:

Company	Project Name	Description of the Environment	Project Status (Finished, In process)	Year ended 12-31-2015 ThCh$						Year ended 12-31-2014 ThCh$
				Disbursement amount	Prior period disbursement amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements	Prior period disbursement amount
Empresa Generadora de Energía Eléctrica S.A.	El Quimbo Hydroelectric Project	Central construction environmental management El Quimbo	In process	135,659	135,659	-	-	12-31-2020	135,659	45,490,454
	Environmental management HIDRA	Central Environmental Management Plan	In process	45,987,062	45,987,062	-	72,259,750	-	118,246,812	389,008
Edegel S.A.A.	Prevention activities	Biodiversity protection of the environment, waste water treatment	Finished	100,570	-	100,570	-	12-31-2015	100,570	76,405
	Landscaping and green areas	Maintenance of green areas, landscaping and minor fauna	Finished	-	-	-	-	12-31-2015	-	177,830
	Environmental monitoring	Protection of air and climate, noise reduction, protection against radiation	Finished	205,882	-	205,882	-	12-31-2015	205,882	156,570
	Waste management	Hazardous waste management	Finished	189,528	-	189,528	-	12-31-2015	189,528	206,909
	Environmental studies	Studies on environmental issues	Finished	21,373	-	21,373	-	12-31-2015	21,373	16,722
	Mitigations and restorations	Protection and reclamation and water	Finished	2,549	-	2,549	-	12-31-2015	2,549	8,044
	Compensation for impacts	Compensation increases of green areas	Finished	144,590	-	144,590	-	12-31-2015	144,590	6,822
Chinango S.A.C.	Prevention activities	Biodiversity protection of the environment, waste water treatment	Finished	71,560	-	71,560	-	12-31-2015	71,560	5,974
	Landscaping and green areas	Maintenance of green areas, landscaping and minor fauna	Finished	8,487	-	8,487	-	12-31-2015	8,487	5,935
	Environmental monitoring	Protection of air and climate, noise reduction, protection against radiation	Finished	277,223	-	277,223	-	12-31-2015	277,223	239,904
	Waste management	Hazardous waste management	Finished	34,960	-	34,960	-	12-31-2015	34,960	31,460
	Environmental studies	Studies on environmental issues	Finished	19,703	-	19,703	-	12-31-2015	19,703	5,229
	Mitigations and restorations	Protection and reclamation and water	Finished	-	-	-	-	12-31-2015	-	4,398
	Compensation for impacts	Compensation increases of green areas	Finished	-	-	-	-	12-31-2015	-	49,390

Total				47,199,146	46,122,721	1,076,425	72,259,750		119,458,896	46,871,054

Company	Project Name	Description of the Environment	Project Status (Finished, In process)	Year ended 12-31-2014 ThCh$						Year ended 12-31-2013 ThCh$
				Disbursement amount	Prior period disbursement amount	Expense amount	Future disbursement amount	Estimated date of future disbursement	Total disbursements	Prior period expense amount	Prior period disbursement amount
Empresa Generadora de Energía Eléctrica S.A.	El Quimbo Hydroelectric Project	Central construction environmental management El Quimbo	In process	38,445,602	38,445,602	-	7,044,852	12-31-2015	45,490,454	-	12,470,683
	Environmental management HIDRA	Central Environmental Management Plan	In process	389,008	389,008	-	-	-	389,008	-	-
Edegel S.A.A.	Environmental studies	Studies on environmental issues	Finished	156,570	-	156,570	-	12-31-2014	156,570	74,967	74,967
	Waste management	Hazardous waste management	Finished	206,909	-	206,909	-	12-31-2014	206,909	160,183	160,183
	Environmental monitoring	Protection of air and climate, noise reduction, protection against radiation	Finished	16,722	-	16,722	-	12-31-2014	16,722	56,975	56,975
	Mitigations and restorations	Protection and reclamation and water	Finished	8,044	-	8,044	-	12-31-2014	8,044	-	-
	Compensation for impacts	Compensation increases of green areas	Finished	6,822	-	6,822	-	12-31-2014	6,822	-	-
	Landscaping and green areas	Maintenance of green areas, landscaping and minor fauna	Finished	177,830	-	177,830	-	12-31-2014	177,830	-	-
	Prevention activities	Biodiversity protection of the environment, waste water treatment	Finished	76,405	-	76,405	-	12-31-2014	76,405	125,841	125,563
Chinango S.A.C.	Prevention activities	Biodiversity protection of the environment, waste water treatment	Finished	5,974	-	5,974	-	12-31-2014	5,974	-	91,879
	Landscaping and green areas	Maintenance of green areas, landscaping and minor fauna	Finished	5,935	-	5,935	-	12-31-2014	5,935	-	-
	Environmental monitoring	Protection of air and climate, noise reduction, protection against radiation	Finished	239,904	-	239,904	-	12-31-2014	239,904	-	54,855
	Waste management	Hazardous waste management	Finished	31,460	-	31,460	-	12-31-2014	31,460	-	117,212
	Environmental studies	Studies on environmental issues	Finished	5,229	-	5,229	-	12-31-2014	5,229	-	41,691
	Mitigations and restorations	Protection and reclamation and water	Finished	4,398	-	4,398	-	12-31-2014	4,398	-	-
	Compensation for impacts	Compensation increases of green areas	Finished	49,390	-	49,390	-	12-31-2014	49,390	-	-
				39,826,202	38,834,610	991,592	7,044,852		46,871,054	417,966	13,194,008

34.   FINANCIAL INFORMATION ON COMBINED ENTITIES, SUMMARIZED

As of December 31, 2015 and 2014, and for the years then ended the summarized financial information of our principal combined entities under IFRS is as follows:

SUMMARY OF THE COMBINED GROUP CONSOLIDATION, BY COMBINED ENTITIES
	As of and for the year ended December 31, 2015
	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities	Revenues	Costs	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Argentina S.A.	Separate	1,814,204	32,328,045	34,142,249	(616,318)	-	(33,525,931)	(34,142,249)	-	-	622,972	(10,352,540)	(9,729,568)
Central Costanera S.A.	Separate	27,559,412	142,918,106	170,477,518	(102,001,988)	(53,611,202)	(14,864,328)	(170,477,518)	100,856,664	(4,598,130)	(998,809)	(4,729,767)	(5,728,576)
Hidroinvest S.A.	Separate	575,373	11,429,899	12,005,272	(452,427)	-	(11,552,845)	(12,005,272)	-	-	21,877	(3,570,020)	(3,548,143)
H. El Chocón S.A.	Separate	44,240,854	240,460,115	284,700,969	(71,433,902)	(63,908,193)	(149,358,874)	(284,700,969)	40,004,655	(4,574,336)	110,802,880	(44,667,506)	66,135,374
Southern Cone Power Argentina S.A.	Separate	8,003	575,537	583,540	(12,826)	-	(570,714)	(583,540)	-	-	(7,151)	(176,471)	(183,622)
Emgesa S.A. E.S.P.	Separate	172,918,511	1,803,546,987	1,976,465,498	(349,736,334)	(831,187,906)	(795,541,258)	(1,976,465,498)	778,768,426	(321,664,855)	211,896,264	(91,252,276)	120,643,988
Generandes Perú S.A.	Separate	1,945,582	225,170,087	227,115,669	(1,364,513)	-	(225,751,156)	(227,115,669)	-	-	42,044,140	4,890,902	46,935,042
Edegel S.A.A.	Separate	111,421,412	723,995,979	835,417,391	(117,775,269)	(188,814,672)	(528,827,450)	(835,417,391)	343,761,564	(143,234,611)	91,161,037	4,059,334	95,220,371
Chinango S.A.C.	Separate	7,647,526	112,688,111	120,335,637	(8,369,365)	(40,621,719)	(71,344,553)	(120,335,637)	39,114,967	(8,235,270)	15,210,089	(708,295)	14,501,794
Grupo Generandes Perú	Consolidated	120,047,319	808,405,916	928,453,235	(126,541,945)	(229,436,391)	(572,474,899)	(928,453,235)	382,452,709	(151,046,058)	95,054,809	(9,131,696)	85,923,113
Grupo Endesa Argentina	Consolidated	73,348,681	385,562,798	458,911,479	(173,663,474)	(115,955,351)	(169,292,654)	(458,911,479)	140,398,933	(9,172,466)	109,347,016	(50,970,094)	58,376,922
SUMMARY OF THE COMBINED GROUP CONSOLIDATION, BY COMBINED ENTITIES
	As of and for the year ended December 31, 2014
	Financial Statements	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Equity	Total Liabilities	Revenues	Costs	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Argentina S.A.	Separate	1,924,047	42,081,267	44,005,314	749,815	-	43,255,499	44,005,314	-	-	340,599	(5,299,756)	(4,959,157)
Central Costanera S.A.	Separate	31,868,372	154,649,134	186,517,506	108,956,607	56,967,994	20,592,905	186,517,506	75,193,639	(6,777,139)	45,532,654	3,989,198	49,521,852
Hidroinvest S.A.	Separate	562,612	14,962,217	15,524,829	423,843	-	15,100,986	15,524,829	-	-	(2,811)	(1,868,145)	(1,870,956)
H. El Chocón S.A.	Separate	22,930,536	137,891,546	160,822,082	31,540,350	46,058,232	83,223,500	160,822,082	30,173,576	(8,427,057)	11,036,822	(8,763,212)	2,273,610
Southern Cone Power Argentina S.A.	Separate	4,162	753,403	757,565	3,229	-	754,336	757,565	-	-	(4,919)	(94,023)	(98,942)
Emgesa S.A. E.S.P.	Separate	329,672,209	1,782,307,979	2,111,980,188	500,414,812	883,041,284	728,524,092	2,111,980,188	753,385,348	(220,460,069)	288,821,398	(73,145,883)	215,675,515
Generandes Perú S.A.	Separate	3,473,185	219,325,990	222,799,175	3,148,425	-	219,650,750	222,799,175	-	-	46,503,610	12,303,680	58,807,290
Edegel S.A.A.	Separate	110,164,628	720,449,664	830,614,292	85,724,692	235,667,176	509,222,424	830,614,292	319,346,826	(127,881,082)	106,139,399	23,688,400	129,827,799
Chinango S.A.C.	Separate	8,439,096	111,912,667	120,351,763	7,433,439	39,382,244	73,536,080	120,351,763	34,656,130	(6,061,046)	15,011,421	3,041,428	18,052,849
Grupo Generandes Perú	Consolidated	121,446,538	816,077,565	937,524,103	95,676,185	275,049,420	566,798,498	937,524,103	353,794,700	(133,734,610)	111,350,114	23,873,097	135,223,211
Grupo Endesa Argentina	Consolidated	56,074,841	297,050,238	353,125,079	140,459,888	101,749,459	110,915,732	353,125,079	105,265,323	(15,204,196)	56,511,593	(5,660,609)	50,850,984

35.	SUBSEQUENT EVENTS

1)

On January 29, 2016 Empresa Nacional de Electricidad S.A. reported through the significant event that in compliance with the agreement reached at the Extraordinary Shareholders’ Meeting of Endesa held on December 18, 2015 (hereinafter “Meeting”), the Board of Directors of Endesa acknowledges that the condition precedent regarding the spin-off of Endesa has been met as of January 28, 2016, and accordingly has also arranged to grant the public deed that declares the completion of the condition precedent, entitled “Public Deed of Compliance of the Condition of the Spin-Off of Empresa Nacional de Electricidad S.A.”, effective on the same date.

Consequently, and pursuant to what was approved at the Meeting, the Endesa’s Spin-Off became effective on Tuesday, March 1, 2016, whereupon the new corporation, Endesa Américas S.A. (“Endesa Américas”), began to exist, and verifies the capital decrease and the other amendments to the by-laws of Endesa Chile that have been approved.

It is noted that, as agreed to at the Meeting, the Board of Directors of Endesa Américas, proceeds in due time to request the registration of Endesa Américas S.A. and its respective shares in the Securities Registry of the Superintendence of Securities and Insurance and in the Stock Exchanges where the shares of Endesa Chile are currently traded. The distribution, and the material delivery of the shares issued by Endesa Américas S.A. will take place at a date established by the Board of Directors of Endesa Américas S.A., once the shares registration in the Securities Registry of the Superintendence of Securities and Insurance and Chilean Stock Exchanges are complete, and when the legal and regulatory requirements have been fulfilled. The paid-in capital allocated to Endesa Américas S.A. amounted to ThCh$ 778,936,764.

2)

As of April 13, 2016, the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, “SVS”) proceeded to record Endesa Américas and its shares in the Securities Registry, according to a certificate issued by this entity, and that it has made the respective listings in the Santiago Stock Exchange, the Valparaíso Stock Exchange, the Chile Electronic Stock Exchange and the New York Stock Exchange of United States of America, all in accordance with the decision made at the Extraordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A. held on December 18, 2015. Therefore, the shares of the divided equity of Endesa Américas were distributed free of any payment to the shareholders of Endesa Chile entitled to receive them as of April 21, 2016 and began to be traded.

3)

At the OSM held on April 27, 2016, our new Board of Directors was elected for a term of three years starting from the date of the meeting. At the Board of Directors meeting held on April 28, 2016, the directors agreed to appoint Mr. Hernán Cheyre V., Mr. Eduardo Novoa C. and Ms. Marĺa Loreto Silva R. as members of the Directors’ Committee. Additionally, Mr. Cheyre was appointed as Financial Expert of the Directors’ Committee.

The members of our new Board of Directors are as follows:

•	Mr. Rafael Fauquié Bernal (Chairman)

•	Mr. Vittorio Vagliasindi (Vice Chairman)

•	Mr. Francesco Buresti

•	Mr. Hernán Cheyre V.

•	Mr. Mauro Di Carlo

•	Mr. Luca Noviello

•	Mr. Eduardo Novoa C.

•	Mr. Umberto Magrini

•	Ms. Marĺa Loreto Silva R.

There are no other subsequent events that have occurred between January 1, 2016 and the issuance date of these financial statements.

APPENDIX 1 COMBINED GROUP COMPANIES

This appendix is part of Note 2.4, “Combined Entities”. It presents the Combined Group’s percentage of control in each combined entity.

Taxpayer ID No.	Company		Percentage of control as of 12-31-2015			Percentage of control as of 12-31-2014			Country	Activity
	(in alphabetical order)	Currency	Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Chinango S.A.C.	Peruvian sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Peru	Electric energy generation, sales, and distribution
Foreign	Edegel S.A.A.	Peruvian sol	29.40%	54.20%	83.60%	29.40%	54.20%	83.60%	Peru	Electric energy generation, sales, and distribution
Foreign	Emgesa S.A. E.S.P. (1)	Colombian peso	56.43%	0.00%	56.43%	56.43%	0.00%	56.43%	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A. (1)	U.S. dollar	0.00%	56.43%	56.43%	0.00%	56.43%	56.43%	Colombia	Electric energy purchases and sales
Foreign	Endesa Argentina S.A.	Argentine peso	99.66%	0.34%	100.00%	99.66%	0.34%	100.00%	Argentina	Portfolio company
Foreign	Central Costanera S.A.	Argentine peso	24.85%	50.82%	75.67%	24.85%	50.82%	75.67%	Argentina	Electric energy generation and sales
Foreign	Generandes Perú S.A.	Peruvian sol	61.00%	00.00%	61.00%	61.00%	00.00%	61.00%	Peru	Portfolio company
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	2.48%	65.19%	67.67%	2.48%	65.19%	67.67%	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	41.94%	54.15%	96.09%	41.94%	54.15%	96.09%	Argentina	Portfolio company
Foreign	Ingendesa do Brasil Ltda.	Brazilian real	1.00%	99.00%	100.00%	1.00%	99.00%	100.00%	Brazil	Project engineering consulting
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	94.95%	94.95%	0.00%	94.95%	94.95%	Colombia	Investment, construction and maintenance of public or private wharves and ports
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	98.00%	2.00%	100.00%	98.00%	2.00%	100.00%	Argentina	Portfolio company

(1) See Note 2.4.1

APPENDIX 2 ASSOCIATED COMPANIES AND JOINT VENTURES

This appendix is part of Note 2.5, “Investments in combined associated companies and joint arrangements”

Taxpayer ID No.	Company (in alphabetical order)	Currency	Ownership Interest as of 12-31-2015			Ownership Interest as of 12-31-2014				Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total	Relationship
Foreign	Enel Brasil S.A. (1)	Brazilian real	34.64%	4.00%	38.64%	34.64%	4.00%	38.64%	Associate	Brazil	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Associate	Argentina	Wholesale purchase and sale of electric energy
Foreign	Distrilec Inversora S.A. (2)	Argentine peso	0.89%	0.00%	0.89%	0.89%	0.00%	0.89%	Associate	Argentina	Portfolio company
Foreign	Central Térmica Manuel Belgrano	Argentine peso	0.00%	24.18%	24.18%	0.00%	24.18%	24.18%	Associate	Argentina	Production and Marketing of Electric Energy
Foreign	Central Térmica San Martin	Argentine peso	0.00%	24.18%	24.18%	0.00%	24.18%	24.18%	Associate	Argentina	Production and Marketing of Electric Energy
Foreign	Central Vuelta Obligada S.A.	Argentine peso	0.00%	3.45%	3.45%	0.00%	3.45%	3.45%	Associate	Argentina	Production and Marketing of Electric Energy

(1) Change in legal name on December 12, 2014 from Endesa Brasil S.A. to Enel Brasil S.A.

(2) There is a significant influence because our ultimate controlling company owns directly and indirectly a 51.5% interest in Distrilec Inversora S.A.

APPENDIX 3 ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is part of Note 16, “Other financial liabilities”.

The following tables present the contractual undiscounted cash flows by type of financial debt:

a)	Bank borrowings

•	Summary of bank borrowing by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peru	US$	2.49%	2.40%	No	26,707,131	3,241,137	29,948,268	4,229,306	19,295,795	299,648	-	-	23,824,749
Argentina	US$	13.83%	13.13%	No	3,901,216	-	3,901,216	-	-	-	-	-	-
Argentina	Ar$	43.38%	37.06%	No	2,020,866	5,917,405	7,938,271	1,162,844	-	-	-	-	1,162,844
Colombia	CP	13.87%	14.53%	No	35,832,030	84,128,905	119,960,935	43,831,876	12,832,869	12,194,900	11,556,930	30,842,974	111,259,549

				Total	68,461,243	93,287,447	161,748,690	49,224,026	32,128,664	12,494,548	11,556,930	30,842,974	136,247,142

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peru	US$	2.45%	2.35%	No	2,914,574	9,996,364	12,910,938	40,274,383	18,781,256	16,391,794	256,394	-	75,703,827
Argentina	US$	13.76%	13.06%	No	2,808,939	12,054,341	14,863,280	1,039,398	-	-	-	-	1,039,398
Argentina	Ar$	40.97%	35.30%	No	4,667,574	8,107,262	12,774,836	7,968,912	188,784	-	-	-	8,157,696
Colombia	CP	5.94%	5.81%	No	1,401,291	4,203,875	5,605,166	10,766,379	15,367,075	14,619,719	13,872,363	48,015,897	102,641,433

				Total	11,792,378	34,361,842	46,154,220	60,049,072	34,337,115	31,011,513	14,128,757	48,015,897	187,542,354

•	Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Balance as of 12-31-2015
									Current			Non-current
									One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Chinango S.A.C.	Peru	Foreign	Banco de Credito del Perú	Peru	US$	2.17%	2.06%	296,974	884,973	1,181,947	1,166,085	18,073,119	-	-	-	19,239,204
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.25%	3.07%	468,030	1,384,969	1,852,999	1,802,011	-	-	-	-	1,802,011
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	328,549	971,195	1,299,744	1,261,210	1,222,676	299,648	-	-	2,783,534
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	1.08%	1.06%	25,613,578	-	25,613,578	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	8.27%	8.11%	894,845	6,064,899	6,959,744	9,982,170	9,504,920	9,027,670	8,550,419	22,787,755	59,852,934
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP	8.30%	8.14%	301,348	2,105,951	2,407,299	3,488,668	3,327,949	3,167,230	3,006,511	8,055,219	21,045,577
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CP	6.06%	5.93%	11,145,579	-	11,145,579	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	6.30%	6.16%	438,046	28,712,649	29,150,695	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Citibank Colombia	Colombia	CP	5.57%	6.01%	5,233,163	-	5,233,163	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Perú	Colombia	CP	5.87%	5.70%	295,055	20,873,617	21,168,672	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Perú	Colombia	CP	5.93%	5.76%	198,385	13,892,621	14,091,006	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Crédito del Perú	Colombia	CP	5.65%	5.50%	149,881	10,882,356	11,032,237	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco de Bogota	Colombia	CP	6.84%	6.66%	13,683,505	-	13,683,505	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	The Bank Of Tokyo	Colombia	CP	7.02%	6.90%	532,271	1,596,812	2,129,083	30,361,038	-	-	-	-	30,361,038
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CP	6.30%	6.15%	2,959,952	-	2,959,952	-	-	-	-	-	-
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	34.23%	32.75%	29,771	445,358	475,129	-	-	-	-	-	-
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	51.46%	42.24%	214,270	583,114	797,384	276,664	-	-	-	-	276,664
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	Ar$	55.07%	44.68%	80,256	225,731	305,987	128,627	-	-	-	-	128,627
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	44.16%	37.14%	50,253	140,581	190,834	79,542	-	-	-	-	79,542
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	49.96%	41.21%	81,254	224,941	306,195	125,511	-	-	-	-	125,511
Foreign	Central Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	45.10%	37.81%	263,796	734,081	997,877	412,453	-	-	-	-	412,453
Foreign	Central Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	14.84%	13.92%	1,214,284	-	1,214,284	-	-	-	-	-	-
Foreign	Central Costanera S.A.	Argentina	Foreign	ICBC Argentina	Argentina	Ar$	51.97%	42.59%	89,832	249,669	339,501	140,047	-	-	-	-	140,047
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.50%	12.86%	1,339,210	-	1,339,210	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.50%	12.86%	673,817	-	673,817	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.50%	12.86%	673,905	-	673,905	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	34.46%	31.10%	75,083	1,113,612	1,188,695	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander - Sindicado IV	Argentina	Ar$	40.59%	35.54%	266,203	516,165	782,368	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau- Sindicado IV	Argentina	Ar$	40.59%	35.54%	241,619	464,727	706,346	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Sindicado IV	Argentina	Ar$	40.59%	35.54%	228,411	442,424	670,835	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Sindicado IV	Argentina	Ar$	40.59%	35.54%	73,221	144,361	217,582	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad -Sindicado IV	Argentina	Ar$	40.59%	35.54%	30,708	59,481	90,189	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICBC Argentina	Argentina	Ar$	40.59%	35.54%	296,189	573,160	869,349	-	-	-	-	-	-

				Total ThCh$					68,461,243	93,287,447	161,748,690	49,224,026	32,128,664	12,494,548	11,556,930	30,842,974	136,247,142

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Balance as of 12-31-2014
									Current			Non-current
									One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	3.98%	3.96%	353,913	1,051,014	1,404,927	1,376,324	1,347,722	15,345,293	-	-	18,069,339
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.18%	3.01%	411,404	1,217,828	1,629,232	1,585,546	1,541,859	-	-		3,127,405
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.48%	3.40%	289,876	857,071	1,146,947	1,113,465	1,079,983	1,046,501	256,394		3,496,343
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.44%	3.36%	1,807,054	6,713,471	8,520,525	14,284,700	14,811,692	-	-	-	29,096,392
Foreign	Edegel S.A.A	Peru	Foreign	Bank Nova Scotia	Peru	US$	1.02%	1.00%	52,327	156,980	209,307	21,914,348	-	-	-	-	21,914,348
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	8.39%	8.22%	373,517	1,120,552	1,494,069	2,847,830	4,052,184	3,852,974	3,653,765	12,622,968	27,029,721
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	6.71%	6.60%	1,027,774	3,083,323	4,111,097	7,918,549	11,314,891	10,766,745	10,218,598	35,392,929	75,611,712
Foreign	Endesa Argentina S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	28.00%	28.00%	749,636	-	749,636	-	-	-	-	-	-
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	51.47%	42.24%	308,554	836,632	1,145,186	990,314	-	-	-	-	990,314
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Itaú Argentina	Argentina	Ar$	55.08%	44.68%	119,500	337,442	456,942	390,884	27,716	-	-	-	418,600
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	44.17%	37.14%	70,593	200,874	271,467	236,632	17,012	-	-	-	253,644
Foreign	Central Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	49.97%	41.21%	112,554	319,053	431,607	372,729	26,615	-	-	-	399,344
Foreign	Central Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	14.84%	13.92%	347,807	998,639	1,346,446	1,199,174	87,541	-	-	-	1,286,715
Foreign	Central Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	51.99%	42.59%	122,704	2,324,204	2,446,908	1,039,398	-	-	-	-	1,039,398
Foreign	Central Costanera S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	36.00%	42.59%	132,215	371,509	503,724	425,630	29,900	-	-	-	455,530
Foreign	H. El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	13.40%	12.78%	1,331,375	4,844,938	6,176,313	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	13.40%	12.78%	667,376	2,425,364	3,092,740	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	13.40%	12.78%	687,484	2,459,835	3,147,319	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	30.56%	27.87%	1,522,852	-	1,522,852	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated IV	Argentina	Ar$	36.21%	32.11%	306,765	1,185,867	1,492,632	1,023,289	-	-	-	-	1,023,289
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated IV	Argentina	Ar$	36.21%	32.11%	273,493	1,057,510	1,331,003	912,706	-	-	-	-	912,706
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated IV	Argentina	Ar$	36.21%	32.11%	262,403	1,014,727	1,277,130	875,846	-	-	-	-	875,846
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated IV	Argentina	Ar$	36.21%	32.11%	86,271	335,251	421,522	290,454	-	-	-	-	290,454
Foreign	H. El Chocón S.A.	Argentina	Foreign	Banco Ciudad - Syndicated IV	Argentina	Ar$	36.21%	32.11%	34,894	135,536	170,430	117,383	-	-	-	-	117,383
Foreign	H. El Chocón S.A.	Argentina	Foreign	ICB Argentina	Argentina	Ar$	36.21%	32.11%	340,037	1,314,222	1,654,259	1,133,871	-	-	-	-	1,133,871

				Total ThCh$					11,792,378	34,361,842	46,154,220	60,049,072	34,337,115	31,011,513	14,128,757	48,015,897	187,542,354

b)	Secured and unsecured liabilities

•	Summary of secured and unsecured liabilities by currency and maturity

Country	Country	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2015
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to fiveyears	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peru	US$	6.61%	6.50%	No	624,775	15,786,095	16,410,870	1,659,369	8,362,538	6,637,571	7,807,914	10,086,341	34,553,733
Peru	Sol	6.54%	6.44%	No	164,366	493,096	657,462	657,461	657,461	5,719,186	328,182	5,691,198	13,053,488
Colombia	CP	14.56%	15.64%	No	16,930,502	50,791,503	67,722,005	102,312,470	110,233,373	135,293,549	101,572,113	600,591,081	1,050,002,586

				Total	17,719,643	67,070,694	84,790,337	104,629,300	119,253,372	147,650,306	109,708,209	616,368,620	1,097,609,807

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/No)	Balance as of 12-31-2014
					Current			Non-current
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peru	US$	6.61%	6.50%	No	4,424,492	1,630,232	6,054,724	14,072,738	1,443,269	7,173,013	5,691,115	15,362,941	43,743,076
Peru	Sol	6.40%	6.30%	No	159,918	479,754	639,672	639,671	639,671	639,671	5,586,014	5,880,850	13,385,877
Colombia	CP	9.64%	9.38%	No	80,341,828	48,241,503	128,583,331	64,322,005	104,199,084	113,756,973	143,560,968	753,218,536	1,179,057,566

				Total	84,926,238	50,351,489	135,277,727	79,034,414	106,282,024	121,569,657	154,838,097	774,462,327	1,236,186,519

•	Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/ No)	Balance as of 12-31-2015
										Current			Non-current
										One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to fiveyears	More than five years	Total Non- current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	No	82,046	246,137	328,183	328,182	328,182	328,182	328,182	5,691,198	7,003,926
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	No	82,320	246,959	329,279	329,279	329,279	5,391,004	-	-	6,049,562
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	105,486	316,458	421,944	421,944	421,944	421,944	421,944	10,086,341	11,774,117
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	105,659	316,978	422,637	422,637	422,637	5,831,097	-	-	6,676,371
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	No	110,163	7,244,456	7,354,619	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	99,770	7,297,112	7,396,882	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	No	96,133	288,398	384,531	384,530	384,530	384,530	7,385,970	-	8,539,560
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	No	107,564	322,693	430,257	430,258	7,133,427	-	-	-	7,563,685
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B-103	Colombia	CP	11.87%	11.87%	No	1,116,102	3,348,305	4,464,407	39,054,871	-	-	-	-	39,054,871
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B10	Colombia	CP	12.54%	11.99%	No	966,592	2,899,777	3,866,369	3,866,370	3,866,370	36,715,143	-	-	44,447,883
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B15	Colombia	CP	12.87%	12.29%	No	344,557	1,033,670	1,378,227	1,378,226	1,378,226	1,378,226	1,378,226	16,871,733	22,384,637
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B09-09	Colombia	CP	12.67%	12.11%	No	1,318,361	3,955,083	5,273,444	5,273,444	52,249,218	-	-	-	57,522,662
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B12	Colombia	CP	12.88%	12.30%	No	551,017	1,653,050	2,204,067	2,204,066	2,204,066	2,204,066	2,204,066	21,473,245	30,289,509
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign Bonds	Colombia	CP	10.17%	10.17%	No	515,898	1,547,693	2,063,591	2,063,591	2,063,591	2,063,591	2,063,591	20,454,156	28,708,520
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds	Colombia	CP	10.17%	10.17%	No	3,707,356	11,122,068	14,829,424	14,829,424	14,829,424	14,829,424	14,829,424	146,988,109	206,305,805
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B10	Colombia	CP	10.13%	9.77%	No	1,443,011	4,329,034	5,772,045	5,772,045	5,772,045	5,772,045	5,772,045	79,151,390	102,239,570
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B15	Colombia	CP	10.26%	9.89%	No	975,333	2,925,998	3,901,331	3,901,331	3,901,331	3,901,331	3,901,331	72,380,849	87,986,173
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B12-13	Colombia	CP	11.71%	11.23%	No	2,046,250	6,138,749	8,184,999	8,184,998	8,184,998	8,184,998	8,184,998	120,690,336	153,430,328
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B6-13	Colombia	CP	10.91%	10.49%	No	796,647	2,389,940	3,186,587	3,186,587	3,186,587	36,763,745	-	-	43,136,919
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-13	Colombia	CP	10.91%	10.49%	No	258,219	774,658	1,032,877	1,032,878	1,032,878	11,916,341	-	-	13,982,097
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B16-14	Colombia	CP	10.81%	10.39%	No	832,281	2,496,844	3,329,125	3,329,126	3,329,126	3,329,126	3,329,126	67,969,888	81,286,392
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B10-14	Colombia	CP	10.46%	10.08%	No	921,801	2,765,403	3,687,204	3,687,204	3,687,204	3,687,204	3,687,204	54,611,375	69,360,191
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B6-14	Colombia	CP	10.03%	9.67%	No	618,230	1,854,690	2,472,920	2,472,920	2,472,920	2,472,920	30,568,013	-	37,986,773
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-14	Colombia	CP	10.03%	9.67%	No	518,847	1,556,541	2,075,388	2,075,389	2,075,389	2,075,389	25,654,089	-	31,880,256

				Total ThCh$						17,719,643	67,070,694	84,790,337	104,629,300	119,253,372	147,650,306	109,708,209	616,368,620	1,097,609,807

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured (Yes/ No)	Balance as of 12-31-2014
										Current			Non-current
										One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to fiveyears	More than five years	Total Non- current
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	No	80,157	240,472	320,629	320,629	320,629	320,629	320,629	5,880,850	7,163,366
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	No	79,761	239,282	319,043	319,042	319,042	319,042	5,265,385	-	6,222,511
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	91,749	275,246	366,995	366,994	366,994	366,994	366,994	9,039,318	10,507,294
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	91,899	275,698	367,597	367,597	367,597	367,597	4,989,668	-	6,092,459
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	3,881,082	-	3,881,082	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.73%	6.63%	No	95,816	287,449	383,265	6,296,355	-	-	-	-	6,296,355
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	86,777	260,331	347,108	6,333,114	-	-	-	-	6,333,114
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.57%	6.47%	No	93,556	280,669	374,225	374,225	374,225	6,103,969	-	-	6,852,419
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.86%	5.78%	No	83,613	250,839	334,452	334,453	334,453	334,453	334,453	6,323,623	7,661,435
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series A-10	Colombia	CP	8.87%	8.59%	No	53,979,516	-	53,979,516	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series A102	Colombia	CP	8.87%	8.59%	No	10,281,812	-	10,281,812	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B-103	Colombia	CP	9.79%	9.79%	No	982,211	2,946,634	3,928,845	3,928,846	43,805,925	-	-	-	47,734,771
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B10	Colombia	CP	10.44%	10.06%	No	882,562	2,647,687	3,530,249	3,530,250	3,530,250	3,530,250	41,216,421	-	51,807,171
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B15	Colombia	CP	10.77%	10.36%	No	316,557	949,671	1,266,228	1,266,228	1,266,228	1,266,228	1,266,228	19,363,519	24,428,431
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B09-09	Colombia	CP	10.57%	10.17%	No	1,213,148	3,639,445	4,852,593	4,852,593	4,852,593	58,216,407	-	-	67,921,593
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B12	Colombia	CP	10.78%	10.37%	No	509,006	1,527,019	2,036,025	2,036,026	2,036,026	2,036,026	2,036,026	25,961,808	34,105,912
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign Bonds	Colombia	CP	10.17%	10.17%	No	581,078	1,743,234	2,324,312	2,324,312	2,324,312	2,324,312	2,324,312	25,362,714	34,659,962
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds	Colombia	CP	10.17%	10.17%	No	4,175,756	12,527,267	16,703,023	16,703,023	16,703,023	16,703,023	16,703,023	182,262,097	249,074,189
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B10	Colombia	CP	8.09%	7.85%	No	1,246,095	3,738,285	4,984,380	4,984,380	4,984,380	4,984,380	4,984,380	91,102,169	111,039,689
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B15	Colombia	CP	8.21%	7.97%	No	845,671	2,537,012	3,382,683	3,382,682	3,382,682	3,382,682	3,382,682	77,827,476	91,358,204
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B12-13	Colombia	CP	9.63%	9.30%	No	1,843,223	5,529,669	7,372,892	7,372,892	7,372,892	7,372,892	7,372,892	134,542,069	164,033,637
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B6-13	Colombia	CP	8.85%	8.57%	No	703,731	2,111,194	2,814,925	2,814,926	2,814,926	2,814,926	40,827,900	-	49,272,678
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-13	Colombia	CP	8.85%	8.57%	No	228,103	684,309	912,412	912,412	912,412	912,412	13,233,669	-	15,970,905
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B16-14	Colombia	CP	8.74%	8.47%	No	743,130	2,229,390	2,972,520	2,972,520	2,972,520	2,972,520	2,972,520	72,211,138	84,101,218
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B10-14	Colombia	CP	8.41%	8.16%	No	816,008	2,448,025	3,264,033	3,264,033	3,264,033	3,264,033	3,264,033	61,737,690	74,793,822
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds B6-14	Colombia	CP	7.98%	7.75%	No	540,559	1,621,676	2,162,235	2,162,235	2,162,235	2,162,235	2,162,235	34,170,442	42,819,382
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonds Series B6-14	Colombia	CP	7.98%	7.75%	No	453,662	1,360,986	1,814,648	1,814,647	1,814,647	1,814,647	1,814,647	28,677,414	35,936,002

				Total ThCh$						84,926,238	50,351,489	135,277,727	79,034,414	106,282,024	121,569,657	154,838,097	774,462,327	1,236,186,519

c)	Finance lease obligations

•	Finance lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2015
								Current			Non-current
								One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.10%	2,584,782	7,682,823	10,267,605	15,644,049	-	-	-	-	15,644,049
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Corpbanca	Colombia	CP	10.80%	7,331	21,099	28,430	27,912	23,306	-	-	-	51,218
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	CP	6.55%	6,977	20,183	27,160	27,731	20,095	-	-	-	47,826

								2,599,090	7,724,105	10,323,195	15,699,692	43,401	-	-	-	15,743,093

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2014
								Current			Non-current
								One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	2,250,920	6,692,173	8,943,093	8,781,527	13,384,629	-	-	-	22,166,156

								2,250,920	6,692,173	8,943,093	8,781,527	13,384,629	-	-	-	22,166,156

d)	Other liabilities

•	Other liabilities by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-312015
								Current			Non-current
								One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Central Costanera S.A.	Argentina	Foreign	Mitsubishi (guaranteed debt)	Argentina	US$	0.25%	590,129	1,768,176	2,358,305	5,810,613	1,792,235	1,883,493	1,937,302	23,273,695	34,697,338
Foreign	H. El Chocón S.A.	Argentina	Foreign	Otros	Argentina	Ar$	23.59%	2,347,678	14,015,924	16,363,602	4,358,417	681,224	-	-	-	5,039,641
Foreign	Hidroinvest S.A.	Argentina	Foreign	Otros	Argentina	US$	2.53%	898	196,109	197,007	-	-	-	-	-	-

								2,938,705	15,980,209	18,918,914	10,169,030	2,473,459	1,883,493	1,937,302	23,273,695	39,736,979

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of 12-31-2014
								Current			Non-current
								One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Central Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	0.25%	9,523	1,850,404	1,859,927	671,565	670,617	669,670	808,784	23,886,776	26,707,412
Foreign	Central Costanera S.A.	Argentina	Foreign	Others	Argentina	Ar$	17.29%	1,097,278	1,294,252	2,391,530	-	-	-	-	-	-
Foreign	H. El Chocón S.A.	Argentina	Foreign	Others	Argentina	Ar$	23.54%	127,042	381,125	508,167	7,769,157	1,945,985	-	-	-	9,715,142
Foreign	Hidroinvest S.A.	Argentina	Foreign	Others	Argentina	US$	2.33%	952	168,039	168,991	-	-	-	-	-	-

								1,234,795	3,693,820	4,928,615	8,440,722	2,616,602	669,670	808,784	23,886,776	36,422,554

APPENDIX 4 DETAIL OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Combined Group’s financial statements.

The detail of assets denominated in foreign currencies is the following:

			Balance as of
	Foreign Currency	Functional Currency	12-31-2015	12-31-2014
			ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and cash equivalents			3,679,022	22,166,394
	US$	Ch$	-	42,185
	US$	CP	110,151	342,438
	US$	Sol	2,978,182	21,216,886
	US$	Ar$	590,689	564,885

TOTAL CURRENT ASSETS			3.679.022	22,166,394

NON-CURRENT ASSETS
Investments accounted for using the equity method			445,199,745	540,856,061
	Ar$	Ch$	1,017,144	1,979,132
	Brazilian real	Sol	46,842,286	56,886,006
	Brazilian real	Ch$	397,340,315	481,990,923
Goodwill			100,396,852	94,462,005
	Sol	Ch$	93,959,054	88,241,039
	Ar$	Ch$	6,437,798	6,220,966

TOTAL NON-CURRENT ASSETS			545,596,597	635,318,066

TOTAL ASSETS			549,275,619	657,484,460

The detail of liabilities denominated in foreign currencies is the following:

			Balance as of 12-31-2015
			Current			Non-current
			One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
	Foreign Currency	Functional Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	US$		34,408,931	28,674,340	63,083,271	27,343,337	29,450,568	8,820,712	9,745,216	33,360,036	108,719,869
	US$	Sol	29,916,688	26,710,055	56,626,743	21,532,724	27,658,333	6,937,219	7,807,914	10,086,341	74,022,531
	US$	Ar$	4,492,243	1,964,285	6,456,528	5,810,613	1,792,235	1,883,493	1,937,302	23,273,695	34,697,338

TOTAL LIABILITIES			34,408,931	28,674,340	63,083,271	27,343,337	29,450,568	8,820,712	9,745,216	33,360,036	108,719,869

			Balance as of 12-31-2014
			Current			Non-current
			One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- current
	Foreign Currency	Functional Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other financial liabilities	US$		12,409,400	32,391,553	44,800,953	64,839,611	34,279,771	24,234,477	6,756,293	39,249,717	169,359,869
	US$	Sol	9,589,986	18,318,769	27,908,755	63,128,648	33,609,154	23,564,807	5,947,509	15,362,941	141,613,059
	US$	Ar$	2,819,414	14,072,784	16,892,198	1,710,963	670,617	669,670	808,784	23,886,776	27,746,810

TOTAL LIABILITIES			12,409,400	32,391,553	44,800,953	64,839,611	34,279,771	24,234,477	6,756,293	39,249,717	169,359,869

APPENDIX 5 ADDITIONAL INFORMATION CIRCULAR NO. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Combined Group’s financial statements.

a) Portfolio stratification

-	Trade and other receivables by aging:

Trade and Other Receivables	Balance as of 12-31-2015
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	149,944,756	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	187,570,252	227,118,907
Allowance for doubtful accounts	(212,623)	-	-	(233,925)	-	-	-	(2,735,412)	-	(2,558,026)	(5,739,986)	-
Other receivables, gross	18,650,557	-	-	-	-	-	-	-	-	-	18,650,557	3,705,793
Allowance for doubtful accounts	(1,340,859)	-	-	-	-	-	-	-	-	-	(1,340,859)	-

Total	167,041,831	9,422,903	3,835,624	3,571,072	3,734,126	3,641,098	3,550,857	2,457,512	75,322	1,809,619	199,139,964	230,824,700

Trade and Other Receivables	Balance as of 12-31-2014
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	105,900,237	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	2,178,437	114,159,619	136,744,799
Allowance for doubtful accounts	(278,332)	-	-	-	-	-	-	-	-	(865,390)	(1,143,722)	-
Other receivables, gross	4,450,856	-	-	-	-	-	-	-	-	-	4,450,856	4,471,713
Allowance for doubtful accounts	(1,310,435)	-	-	-	-	-	-	-	-	-	(1,310,435)	-

Total	108,762,326	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	1,313,047	116,156,318	141,216,512

•	By type of portfolio:

Aging of balances of trade receivables	Balance as of 12-31-2015						Balance as of 12-31-2014
	Non-renegotiated portfolio		Portfolio with renegotiation terms		Total gross portfolio		Non-renegotiated portfolio		Portfolio with renegotiation terms		Total gross portfolio
	Number of customers	Gross value	Number of customers	Gross value	Number of customers	Gross value	Number of customers	Gross value	Number of customers	Gross value	Number of customers	Gross value
		ThCh$		ThCh$		ThCh$		ThCh$		ThCh$		ThCh$
On demand and non-current	141	377,063,663	-	-	141	377,063,663	137	242,645,036	-	-	137	242,645,036
1 to 30 days	35	9,422,903	-	-	35	9,422,903	53	5,522,879	-	-	53	5,522,879
31 to 60 days	13	3,835,624	-	-	13	3,835,624	11	121,723	-	-	11	121,723
61 to 90 days	11	3,804,997	-	-	11	3,804,997	4	64,251	-	-	4	64,251
91 to 120 days	4	3,734,126	-	-	4	3,734,126	3	62,605	-	-	3	62,605
121 to 150 days	4	3,641,098	-	-	4	3,641,098	3	61,242	-	-	3	61,242
151 to 180 days	6	3,550,857	-	-	6	3,550,857	1	62,025	-	-	1	62,025
181 to 210 days	5	5,192,924	-	-	5	5,192,924	2	60,783	-	-	2	60,783
211 to 250 days	2	75,322	-	-	2	75,322	2	125,437	-	-	2	125,437
More than 251 days	37	4,367,645	-	-	37	4,367,645	33	2,178,437	-	-	33	2,178,437

Total	258	414,689,159	-	-	258	414,689,159	249	250,904,418	-	-	249	250,904,418

b) Portfolio in default and in legal collection process

	Balance as of 12-31-2015		Balance as of 12-31-2014
	Number of customers	Amount	Number of customers	Amount
Portfolio in Default and in Legal Collection Process		ThCh$		ThCh$

Notes receivable in legal collection process (*)	3	137,987	5	186,025

Total	3	137,987	5	186,025

(*) Legal collections are included in the portfolio in arrears.

c) Provisions and write-offs

Provisions and Write-offs	For the years ended
	12-31-2015	12-31-2014	12-31-2013
	ThCh$	ThCh$	ThCh$

Provision for non-renegotiated portfolio	4,411,409	869,239	(76,227)
Write-offs for the year	(3,566)	(163,973)	(29,396)
Recoveries for the year	369,917	-	-

Total	4,777,760	705,266	(105,623)

d) Number and value of operations

	For the years ended
	12-31-2015		12-31-2014		12-31-2013
	Last quarter	Year	Last quarter	Year	Last quarter	Year

Impairment provision and recoveries
Number of operations	14	94	45	180	24	124
Value of operations, in ThCh$	251,498	4,781,326	427,006	869,239	(159,544)	(76,227)

APPENDIX 5.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Combined Group’s financial statements.

a)       Portfolio stratification

•	Trade receivables by aging:

	Balance as of 12-31-2015
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
Trade Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables	149,944,756	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	187,570,252	227,118,907
— Large customers	92,017,770	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	129,643,266	-
— Institutional customers	49,196,219	-	-	-	-	-	-	-	-	-	49,196,219	227,118,907
— Others	8,730,767	-	-	-	-	-	-	-	-	-	8,730,767	-
Allowance for doubtful accounts	(212,623)	-	-	(233,925)	-	-	-	(2,735,412)	-	(2,558,026)	(5,739,986)	-

Unbilled services	89,723,981	-	-	-	-	-	-	-	-	-	89,723,981	32,928,280
Services billed	60,220,775	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	97,846,271	194,190,627

Total Trade Receivables, Gross	149,944,756	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	187,570,252	227,118,907

Total Allowance for doubtful accounts	(212,623)	-	-	(233,925)	-	-	-	(2,735,412)	-	(2,558,026)	(5,739,986)	-

Total Trade Receivables, Net	149,732,133	9,422,903	3,835,624	3,571,072	3,734,126	3,641,098	3,550,857	2,457,512	75,322	1,809,619	181,830,266	227,118,907

	Balance as of 12-31-2014
	On demand	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total Current	Total Non- current
Trade Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation and transmission receivables
— Large customers	72,719,222	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	2,178,437	80,978,604	-
— Institutional customers	31,379,347	-	-	-	-	-	-	-	-	-	31,379,347	136,744,799
— Others	1,801,668	-	-	-	-	-	-	-	-	-	1,801,668	-
Allowance for doubtful accounts	(278,332)	-	-	-	-	-	-	-	-	(865,390)	(1,143,722)	-

Unbilled services	65,286,822	-	-	-	-	-	-	-	-	-	65,286,822	-
Services billed	40,613,415	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	2,178,437	48,872,797	136,744,799
Total Trade Receivables, Gross	105,900,237	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	2,178,437	114,159,619	136,744,799
Total Allowance for doubtful accounts	(278,332)	-	-	-	-	-	-	-	-	(865,390)	(1,143,722)	-
Total Trade Receivables, Net	105,621,905	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	1,313,047	113,015,897	136,744,799

•	By type of portfolio:

Portfolio Type	Balance as of 12-31-2015
	Current	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total gross portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	149,944,756	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	187,570,252
- Large customers	92,017,770	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	129,643,266
- Institutional customers	49,196,219	-	-	-	-	-	-	-	-	-	49,196,219
- Others	8,730,767	-	-	-	-	-	-	-	-	-	8,730,767

Total gross portfolio	149,944,756	9,422,903	3,835,624	3,804,997	3,734,126	3,641,098	3,550,857	5,192,924	75,322	4,367,645	187,570,252

Portfolio Type	Balance as of 12-31-2014
	Current	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	More than 251 days	Total gross portfolio
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	105,900,237	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	2,178,437	114,159,619
- Large customers	72,719,222	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	2,178,437	80,978,604
- Institutional customers	31,379,347	-	-	-	-	-	-	-	-	-	31,379,347
- Others	1,801,668	-	-	-	-	-	-	-	-	-	1,801,668

Total gross portfolio	105,900,237	5,522,879	121,723	64,251	62,605	61,242	62,025	60,783	125,437	2,178,437	114,159,619

APPENDIX 5.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of the Combined Group’s financial statements.

Country	Colombia				Peru				Argentina				Total
Balance as of	12-31-2015		12-31-2014		12-31-2015		12-31-2014		12-31-2015		12-31-2014		12-31-2015		12-31-2014
	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls
STATEMENT OF FINANCIAL POSITION
Current accounts receivable from related parties	6,273,994	-	7,786,508	-	6,374,076	1,727,918	5,368,119	1,066,736	-	-	-	-	12,648,070	1,727,918	13,154,627	1,066,736
Trade and other current receivables, net	44,109,737	-	40,601,712	-	22,419,634	5,091,255	17,278,485	3,882,644	8,103,388	114,662	4,480,943	2,247,911	74,632,759	5,205,917	62,361,140	6,130,555

Total Estimated Assets	50,383,731	-	48,388,220	-	28,793,710	6,819,173	22,646,604	4,949,380	8,103,388	114,662	4,480,943	2,247,911	87,280,829	6,933,835	75,515,767	7,197,291

Current accounts payables to related parties	-	2,036,255	-	-	-	-	-	-	-	-	-	-	-	2,036,255	-	-
Trade and other current payables	-	3,219,687	7,649,456	-	1,176,124	3,590,591	1,154,319	2,732,796	425,631	-	600,929	6,529	1,601,755	6,810,278	9,404,704	2,739,325

Total Estimated Liabilities	-	5,255,942	7,649,456	-	1,176,124	3,590,591	1,154,319	2,732,796	425,631	-	600,929	6,529	1,601,755	8,846,533	9,404,704	2,739,325

Country	Colombia				Peru				Argentina				Total
For the year ended	12-31-2015		12-31-2014		12-31-2015		12-31-2014		12-31-2015		12-31-2014		12-31-2015		12-31-2014
	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls	Energy and Capacity	Tolls

STATEMENT OF INCOME
Energy Sales	53,695,354	-	54,137,539	-	28,416,522	6,729,844	23,124,551	4,190,054	4,909,313	148,113	6,991,588	-	87,021,189	6,877,957	84,253,678	4,190,054
Energy Purchases	-	5,601,405	4,447,525	3,322,360	1,160,718	3,543,556	1,142,551	2,704,932	34,076	-	230,650	399,769	1,194,794	9,144,961	5,820,726	6,427,061

APPENDIX 6 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Combined Group’s financial statements.

Suppliers with Current Payment Amounts	Balance as of
	12-31-2015				12-31-2014
	Goods	Services	Other	Total	Goods	Services	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Up to 30 days	-	16,052,006	-	16,052,006	-	19,626,932	-	19,626,932
From 31 to 60 days	-	9,396,372	-	9,396,372	-	6,067,846	-	6,067,846

Total	-	25,448,378	-	25,448,378	-	25,694,778	-	25,694,778

Consolidated Financial Statements Enel Brasil S.A. December 31, 2015 with Report of Independent Registered Public Accounting Firm

Enel Brasil S.A.

Consolidated financial statements

December 31, 2015

Enel Brasil S.A.

Consolidated statements of financial position

At December 31, 2015 and 2014

(In thousands of reais)

	Notes	12/31/2015	12/31/2014

Assets
Current assets
Cash and cash equivalents	5	509,396	864,071
Marketable securities	6	206,168	230,313
Consumers, concessionaires and permittees, net	7	1,869,857	1,220,263
CDE subventions - tariff discount	8	432,717	181,646
Guarantees and deposits	10	65,811	58,242
Financial asset from Portion A and other financial items	11	689,519	487,333
Taxes recoverable	9	268,053	229,140
Services in progress		159,028	176,099
Derivative financial instruments - gain on swap	19	5,068	844
Other receivables	13	367,852	314,572

Total current assets		4,573,469	3,762,523

Non-current assets
Consumers, concessionaires and permittees, net	7	142,321	148,073
Financial asset from Portion A and other financial items	11	151,932	234,865
Taxes recoverable	9	186,146	148,178
Escrow deposits	23	294,381	261,720
Guarantees and deposits	10	25,575	24,130
Deferred taxes	27	485,466	498,257
Tax credit from merger	12	56,606	64,655
Derivative financial instruments – gain on swap	19	5,385	15,365
Indemnification assets (concession)	14	2,722,423	2,125,968
Other receivables	13	19,306	19,574
Investments		100	100
Property, plant and equipment	15	1,953,228	1,969,507
Intangible assets	16	4,905,218	4,490,006

Total non-current assets		10,948,087	10,000,398

Total assets		15,521,556	13,762,921

	Notes	12/31/2015	12/31/2014

Liabilities and equity
Current liabilities
Trade accounts payable	17	1,530,701	1,258,456
Loans and financing	18	328,819	187,495
Debentures	19	426,156	155,469
Payroll		95,440	99,836
Taxes payable	21	565,565	173,405
Regulatory charges	8	372,128	18,881
Dividends payable		351,572	219,327
Post-employment benefit obligations	26	2,040	770
Provision - “Luz para Todos” program (light for all)		48,489	52,074
Research, development and energy efficiency programs		71,802	77,438
Other obligations		172,827	121,415

Total current liabilities		3,965,539	2,364,566

Non-current liabilities
Trade accounts payable	17	134,664	126,363
Loans and financing	18	1,210,462	1,309,261
Debentures	19	1,160,061	1,434,910
Deferred taxes	27	60,662	73,077
Post-employment benefit obligations	26	577,031	535,345
Provision for tax, civil and labor risks	23	737,759	666,896
Research, development and energy efficiency programs		100,109	105,527
Other obligations		32,718	34,064

Total non-current liabilities		4,013,466	4,285,443

Equity	24
Attributed to controlling shareholder
Capital		1,320,049	1,056,049
Treasury stock		(111,025)	(111,025)
Capital reserve		2,504,370	2,504,370
Income reserve		1,477,824	1,400,765
Other comprehensive income		46,526	9,561
Equity valuation adjustments		142,856	167,722

		5,380,600	5,027,442
Attributed to non-controlling shareholders
Attributed to other entities in the Enersis S.A. Group		1,631,058	1,629,264
Attributed to other non-controlling shareholders		530,897	456,206

		2,161,955	2,085,470

Total equity		7,542,555	7,112,912

Total liabilities and equity		15,521,556	13,762,921

See accompanying notes.

Enel Brasil S.A.

Consolidated income statements

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	Notes	12/31/2015	12/31/2014	12/31/2013

Net revenue	28	10,222,799	9,420,851	7,609,534

Cost of services	29	(8,343,979)	(7,118,594)	(5,432,774)

Gross profit		1,878,820	2,302,257	2,176,760

Operating expenses
Selling expenses	29	(172,371)	(85,313)	(128,789)
General and administrative expenses	29	(540,047)	(428,438)	(374,110)
Amortization and reversal of goodwill from merger	29	(23,269)	(22,622)	(24,720)
Other operating expenses	29	(5,567)	(15,795)	(61,052)

Total operating expenses		(741,254)	(552,168)	(588,671)

Operating income		1,137,566	1,750,089	1,588,089

Financial income (expenses)
Financial income	30	631,836	336,250	611,593
Financial expenses	30	(749,527)	(912,338)	(515,711)
Foreign exchange variation, net	30	(46,011)	(18,650)	(17,760)

Income before taxes		973,864	1,155,351	1,666,211

Current income and social contribution taxes	27	(425,766)	(450,304)	(496,337)
Deferred income and social contribution taxes	27	(27,550)	91,484	32,856
Tax incentives	27	(66,630)	76,111	50,911

Net income for the year		587,178	872,642	1,253,641

Attributable to controlling shareholder		455,805	664,705	910,247

Attributed to other entities in the Enersis S.A. Group		36,799	140,960	275,232
Attributed to other non-controlling shareholders		94,574	66,977	68,162

See accompanying notes.

Enel Brasil S.A.

Consolidated statements of other comprehensive income

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	12/31/2015	12/31/2014	12/31/2013

Net income for the year	587,178	872,642	1,253,641

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to income statements in subsequent periods
Gain (loss) on derivative financial instruments	(11,274)	(2,959)	23,635
Deferred tax on (gain) loss on derivative financial instruments	3,833	1,006	(8,085)
Cumulative translation adjustment	42,302	2,089	1,824

Net other comprehensive income (loss) to be reclassified to income statements in subsequent periods	34,861	136	17,374

Other comprehensive income (loss) not to be reclassified to income statements in subsequent periods
Remeasurement gain (loss) on subsidiary’s pension fund	(63,497)	(63,747)	75,734
Deferred tax on remeasurement (gain) loss in pension fund	21,589	21,674	(25,750)

Net other comprehensive income (loss) not to be reclassified to income statements in subsequent periods	(41,908)	(42,073)	49,984

Other comprehensive income (loss), net of tax	(7,047)	(41,937)	67,358

Comprehensive income for the year, net of tax	580,131	830,705	1,320,999

Attributable to controlling shareholder	473,144	645,499	941,863
Attributable to other entities in the Enersis S.A. Group	13,033	120,433	314,471
Attributable to other non-controlling shareholders	93,954	64,773	64,665

See accompanying notes.

Enel Brasil S.A.

Consolidated statements of changes in equity

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

			Capital Reserve	Income reserves
	Capital	Treasury stocks	Remuneration of goodwill on the issue of shares	Legal reserve	Other reserves	Statutory reserve for working capital	Other comprehensive income	Equity valuation adjustment	Retained earnings	Additional dividend distribution proposal	Shareholders Enel Brasil	Other shareholders Enersis S.A. Group	Non-controlling shareholders	Total

Balances at January 1st, 2013	916,879	(111,025)	2,504,370	133,839	(1,124)	647,711	(1,684)	243,074	-	741,665	5,073,705	1,041,964	829,577	6,945,246

Capital increase (merger)	139,170	-	-	-	-	-	-	-	-	-	139,170	(139,170)	-	-
Capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(315)	(563)	(878)
Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	(37,676)	37,676	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	(741,665)	(741,665)	(216)	(48,648)	(790,529)
Net income for the year	-	-	-	-	-	-	-	-	910,247	-	910,247	275,232	68,162	1,253,641
Actuarial gain on subsidiary’s pension fund	-	-	-	-	-	-	21,762	-	-	-	21,762	33,745	(5,523)	49,984
Transfer to retained earnings	-	-	-	-	-	-	(21,762)	-	21,762	-	-	-	-	-
Gain on derivative financial instrument	-	-	-	-	-	-	8,030	-	-	-	8,030	5,494	2,026	15,550
Effect of merger	-	-	-	-	(2,892)	-	-	-	-	-	(2,892)	-	-	(2,892)
Transfer of equity interests	-	-	-	-	-	-	-	-	-	-	-	158,068	(158,068)	-
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(336)	(600)	(936)
Mandatory dividends	-	-	-	-	-	-	-	-	(236,981)		(236,981)	(85,026)	(11,043)	(333,050)
Additional proposed dividends									(616,152)	616,152	-	-	-	-
Statutory reserve for working capital	-	-	-	-	-	116,552	-	-	(116,552)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	1,824	-	-	-	1,824	-	-	1,824

Balances at December 31, 2013	1,056,049	(111,025)	2,504,370	133,839	(4,016)	764,263	8,170	205,398	-	616,152	5,173,200	1,289,440	675,320	7,137,960

Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	(37,676)	37,676	-	-	-	-	-
Effect accounted for by subsidiary – unclaimed dividends	-	-	-	-	-	-	-	-	654	-	654	371	153	1,178
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	(616,152)	(616,152)	(8,208)	(14,045)	(638,405)
Net income for the year	-	-	-	-	-	-	-	-	664,705	-	664,705	140,960	66,977	872,642
Actuarial loss on subsidiary’s pension fund	-	-	-	-	-	-	(20,597)	-	-	-	(20,597)	(19,470)	(2,006)	(42,073)
Transfer to retained earnings	-	-	-	-	-	-	20,597	-	(20,597)	-	-	-	-	-
Loss on derivative financial instrument	-	-	-	-	-	-	(698)	-	-	-	(698)	(1,057)	(198)	(1,953)
Transfer of equity interests	-	-	-	-	-	-	-	-	-	-	-	258,385	(258,385)	-
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(331)	(593)	(924)
Mandatory dividends	-	-	-	-	-	-	-	-	(175,759)	-	(175,759)	(30,826)	(11,017)	(217,602)
Statutory reserve for working capital	-	-	-	-	-	506,679	-	-	(506,679)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	2,089	-	-	-	2,089	-	-	2,089

Balances at December 31, 2014	1,056,049	(111,025)	2,504,370	133,839	(4,016)	1,270,942	9,561	167,722	-	-	5,027,442	1,629,264	456,206	7,112,912

Capital increase	264,000	-	-	-	-	(264,000)	-	-	-	-	-	-	-	-
Approval of proposed dividends	-	-	-	-	-	-	-	-	-	-	-	(79)	(141)	(220)
Depreciation of PP&E (deemed cost)	-	-	-	-	-	-	-	(24,866)	24,866	-	-	-	-	-
Effect accounted for subsidiary – unclaimed dividends	-	-	-	-	-	-	-	-	242	-	242	15	-	257
Net income for the period	-	-	-	-	-	-	-	-	455,805	-	455,805	36,799	94,574	587,178
Actuarial gain (loss) on subsidiary’s pension fund	-	-	-	-	-	-	(19,626)	-	-	-	(19,626)	(22,184)	(98)	(41,908)
Transfer to retained earnings	-	-	-	-	-	-	19,626	-	(19,626)	-	-	-	-	-
Loss on derivative financial instrument	-	-	-	-	-	-	(5,337)	-	-	-	(5,337)	(1,582)	(522)	(7,441)
Management’s proposal for net income allocation
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	(231)	(413)	(644)
Mandatory dividends	-	-	-	-	-	-	-	-	(120,228)	-	(120,228)	(10,944)	(18,709)	(149,881)
Statutory reserve for working capital	-	-	-	-	-	341,059	-	-	(341,059)	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	42,302	-	-	-	42,302	-	-	42,302

Balances at December 31, 2015	1,320,049	(111,025)	2,504,370	133,839	(4,016)	1,348,001	46,526	142,856	-	-	5,380,600	1,631,058	530,897	7,542,555

See accompanying notes.

Enel Brasil S.A.

Consolidated statements of cash flows

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais)

	12/31/2015	12/31/2014	12/31/2013

Operating activities
Income before taxes for the year	973,864	1,155,351	1,666,211
Adjustments to reconcile income before tax to cash from operating activities
Allowance for doubtful accounts	158,072	60,262	98,419
Depreciation and amortization	544,887	544,974	517,941
Deferred tax from merger	23,272	22,622	24,720
Impairment	-	-	10,919
Provisions for tax, civil and labor risks, net	213,624	164,799	140,582
Tax credit from merger	8,049	8,794	9,609
Monetary adjustments and interest	443,262	290,548	243,687
Indemnification assets revenues	(212,922)	306,060	(205,165)
Net book value of written off intangible assets and property, plant and equipment	22,543	56,318	119,704
Research, development and energy efficiency programs	86,502	86,061	75,890
Post-employment benefit obligations	57,516	55,109	50,214
Provision for inventory losses	-	(329)	7,750
Financial instruments through profit and loss	920	(6,672)	(6,704)
Monetary adjustment of financial asset from Portion A and other financial items	(108,134)	-	-
Other revenues	-	(2,363)	-

	2,211,455	2,741,534	2,753,777

(Increase) decrease in operating assets
Consumers, concessionaires and permittees	(810,487)	(177,682)	88,212
Financial asset from Portion A and other	(11,119)	(722,198)	-
CDE subventions - tariff discount	(251,071)	(161,261)	(20,385)
Guarantees and deposits	(9,014)	34,621	(1,840)
Escrow deposits	(17,202)	78,083	(290)
Other receivables	(84,692)	(138,118)	(97,740)
Increase (decrease) in operating liabilities
Trade accounts payable	275,994	390,912	74,429
Payroll	(4,396)	14,319	17,896
Regulatory charges	353,247	(2,637)	(55,199)
Post-employment benefit obligations	(78,057)	(60,586)	(42,380)
Provisions of tax, civil and labor claims	(142,761)	(136,510)	(93,446)
Other liabilities	(49,108)	(17,713)	(8,505)
Taxes payable / recoverable, net	190,903	15,834	(115,368)
Income taxes paid	(233,151)	(365,399)	(435,817)

Net cash flows from operating activities	1,340,541	1,493,199	2,063,344

Investing activities
Marketable securities	22,573	505,365	(120,528)
Result of merger	-	-	(2,892)
Investments	-	-	(2,324)
Investments in intangible assets and property, plant and equipment	(1,323,048)	(909,636)	(843,125)

Net cash flows applied in investing activities	(1,300,475)	(404,271)	(968,869)

Financing activities
Debentures funding	-	300,000	-
Payment of debentures	(110,502)	-	(296,251)
Loans and financing	405,235	594,603	717,557
Payment of loans and financing	(371,416)	(488,907)	(351,978)
Payment of interest on loans and financing	(149,239)	(98,988)	(78,934)
Payment of interest on debentures	(145,671)	(98,466)	(109,106)
Payment of debt agreement with Faelce	-	(12,824)	(6,934)
Dividends payment	(17,599)	(1,495,836)	(640,955)
Capital reduction	-	-	(901)
Installment tax program payment	(3,093)	(23,378)	(46,752)

Net cash flows applied in financing activities	(392,285)	(1,323,796)	(814,254)

Cumulative translation adjustment	(2,456)	2,089	1,824

Increase (decrease) in net cash and cash equivalents	(354,675)	(232,779)	282,045

Cash and cash equivalents at the beginning of year	864,071	1,096,850	814,805
Cash and cash equivalents at the end of year	509,396	864,071	1,096,850

Increase (decrease) in net cash and cash equivalents	(354,675)	(232,779)	282,045

See accompanying notes.

Enel Brasil S.A.

Notes to consolidated financial statements

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information

Operations

The business purpose of Enel Brasil S.A. (“Enel Brasil” or “Company”), with registered office at Praça Leoni Ramos, No 01, Niterói, Rio de Janeiro, Brazil, is to hold interests in other entities that directly or indirectly operate or come to operate in any electric energy industry segment or as a provider of electric energy transmission, distribution, generation or trade services and related activities.

The Company holds interest in the following operational subsidiaries by segment, which together with the Company, form Enel Brasil Group (“Enel Group” or “Group”):

a)	Electric energy distribution

Ampla Energia e Serviços S.A.

Ampla Energia e Serviços S.A. (“Ampla Energia”), is a publicly-held company, registered with BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, with registered office located at Praça Leoni Ramos, no 01, municipality of Niterói, State of Rio de Janeiro, electric energy utility concessionaire, designed to explore the distribution and marketing of electricity systems and participate in research related to the energy sector, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

Ampla Energia’s concession area includes 66 cities, 65 of which are in the State of Rio de Janeiro and one in the State of Minas Gerais. The concession of public distribution of electricity was arranged by Concession Contract No, 005/1996 of December 9, 1996 from ANEEL, maturing in December 2026. At the end of the concession period it can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the Government or its designee, upon reimbursement for investments made and not yet amortized as described in Note 14.”

Enel Brasil holds direct interest of 46.89% of Ampla Energia’s capital.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information (Continued)

Operations (Continued)

a)	Electric energy distribution (Continued)

Companhia Energética do Ceará - COELCE

Companhia Energética do Ceará - COELCE (“COELCE”), is a publicly-held company, registered at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua Padre Valdevino, no 150, Fortaleza, Ceará, electric energy utility concessionaire, designed to research, study, plan and explore the distribution of electricity, such activities being regulated by the National Electric Energy Agency - ANEEL, which is under the Ministry of Mines and Energy.

COELCE’s concession area covers the whole State of Ceará. The concession of public distribution of electricity was arranged by Concession Contract No 001/1998 of May 13, 1998 from ANEEL, maturing in May 2028. At the end of the concession period it can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the Government or its designee, upon reimbursement for investments made and not yet amortized as described in Note 14.”

Enel Brasil holds direct interest of 58.87% of COELCE’s capital.

b)	Electric energy generation

Centrais Elétricas Cachoeira Dourada S.A. - CDSA

Centrais Elétricas Cachoeira Dourada S.A. - CDSA (“CDSA”), is a privately-held company with registered office at Rodovia GO 206, KM0, Cachoeira Dourada, Goiás, primarily engaged in conducting studies and projections, and in building, installing and operating electric generation power plants, as well as performing commercial acts deriving from such activities, which are regulated by the National Agency of Electric Energy - ANEEL under the Ministry of Mines and Energy - MME.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information (Continued)

Operations (Continued)

a)	Electric energy distribution (Continued)

Centrais Elétricas Cachoeira Dourada S.A. - CDSA (Continued)

On September 5, 1997, a public auction was carried out for acquisition of representative shareholding in the CDSA capital by private entities. This transaction was recognized by the granting authorities by means of Concession Agreement No 011/97, of September 12, 1997, which establishes that the concession term is 30 years, expiring in September 2027. The subsidiary’s fixed assets consist substantially of the power plant assets mentioned above, located in Rio Paranaíba, with installed capacity of 658 MW, subdivided into 10 generating units.

Enel Brasil holds direct interest of 99.61% of CDSA’s capital.

Central Geradora Termelétrica Fortaleza S.A. - CGTF

Central Geradora Termelétrica Fortaleza S.A. - CGTF (“CGTF”), is a privately-held company, with registered office at Rodovia CE422, Km 01, Complexo Industrial e Portuária do Pecém, Caucaia, Ceará, organized on August 20, 2001 and authorized by the National Agency of Electric Energy-ANEEL to operate as an independent energy producer, by means of ANEEL Resolution No. 433, of October 19, 2001, formed by a combined cycle of two gas turbines and a vapor turbine, pursuant to ANEEL Decision No. 73/2002. Start-up of operations occurred on December 27, 2003.

As defined in the articles of incorporation, CGTF is engaged in the study, project, construction and exploration of energy production, transmission, distribution and sale systems that may be granted, permitted or authorized by any law, in addition to exercising other related activities and providing services of any nature referring to mentioned activities.

CGTF is part of the Federal Government’s Thermoelectric Priority Program (PPT) to expand the supply of electric energy throughout Brazil, and CGTF contracted on August 31, 2001 the sale of 2,690 GWh/year (equivalent to an average 307 MW) to the subsidiary COELCE, also belonging to the Enel Group, over 20 years, as from the beginning of the energy supply in January 2004, at the price established by ANEEL, subject to annual adjustment based on a basket of indicators that includes IGPM, US dollar and contracted natural gas variations.

CGTF is a wholly-owned subsidiary of Enel Brasil.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information (Continued)

Operations (Continued)

b)	Electric energy generation (Continued)

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda.

Eólica Fazenda Nova - Geração e Comercialização de Energia Ltda. (“Fazenda Nova”) is a limited liability entity, headquartered at Rua Felipe Camarão, no 507, sala 201, Cidade Alta - Natal/Rio Grande do Norte, engaged in the generation, transmission, distribution and sale of electric energy and related activities.

On September 30, 2009, Enel Brasil completed the acquisition of a 99.95% equity stake in Eólica Fazenda Nova for R$3,942. This investee is in the pre-operational stage and was incorporated to take part in wind power auctions.

c)	Electric energy transmission

CIEN - Companhia de Interconexão Energética

CIEN - Companhia de Interconexão Energética (“CIEN”) is a privately-held company with registered office at Praça Leoni Ramos, No 01, Niterói, Rio de Janeiro, primarily engaged in production, processing, distribution and sale of electricity, including related import and export activities, implementing the services required to achieve this business purpose. In this regard, CIEN will work on the study, planning and construction of facilities related to electricity production, transmission, conversion and distribution systems. CIEN may foster the implementation of associated projects, carry out activities related, incidental or supplementary to such services and work it may provide, and may also hold interest in other companies.

On April 4, 2011, by means of Administrative Rulings No. 210 and 211, Garabi I and Garabi II lines, respectively, started being treated as equivalent to transmission concessions. Such equivalence treatment subjects both transmission lines of the subsidiary to the methodology whereby revenue is recognized through annual ratification of the Allowed Annual Revenue – (“RAP”) by ANEEL.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

1.	Corporate information (Continued)

Operations (Continued)

c)	Electric energy transmission (Continued)

CIEN - Companhia de Interconexão Energética (Continued)

The commercial and technical equivalence of that subsidiary to an electric power transmission concession, comprising the two lines, has a finite 9-year term to Garabi I, effective through June 20, 2020, and an 11-year term for Garabi II, effective through July 31, 2022.

By means of Approval Resolution No. 1756, of June 24, 2014, ANEEL approved RAP amounting to R$315,270 for the period from July 1, 2014 to June 30, 2015, and adjustment portion relating to transfers in excess amounting to R$3,488. RAP is adjusted annually, always in June of each year. Every four years, the subsidiary will be subject to a review of tax bases and RAP approval.

On June 10, 2015, through the Technical Note 139/2015, ANEEL held the company’s periodic review and approved RAP of R$270,242 for the period between July 1, 2015 and June 30, 2016.

Enel Brasil holds direct interest of 100.00% in CIEN.

d)	Service rendering

En-Brasil Comércio e Serviços S.A.

En-Brasil Comércio e Serviços S.A. (“Prátil”) is a privately-held company, headquartered at Praça Leoni Ramos, No 01, municipality of Niterói, State of Rio de Janeiro, established on August 18, 2009, for the purpose of holding interest in the capital of other companies and/or entities, associations, consortiums and other forms of associations in Brazil and abroad, in addition to rendering of general services, directly or indirectly related to its activities, to the electric energy industry and other economy and general consumption sectors.

Enel Brasil owns a 99.99% direct interest in Prátil.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies

2.1.	Statement of compliance

The consolidated financial statements were prepared considering different assessment bases used in accounting estimates. The accounting estimates involved in the preparation of the financial statements were based on objective and subjective factors, considering management’s judgment to determine the appropriate amounts to be recorded in the financial statements. Significant items subject to such estimates and assumptions include the valuation of financial assets at fair value and present value, analysis of credit risks to determine the allowance for doubtful accounts, as well as analysis of other risks to determine other provisions, including the provision for contingencies.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to uncertainties inherent to the estimation process. The Group reviews its estimates and assumptions at least annually.

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The authorization for completion of preparation of these financial statements was on March 28, 2016.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries at December 31, 2015 and include Enel Brasil’s operations, and those of its direct and indirect subsidiaries, with ownership interest at the balance sheet date being summarized as follows:

Subsidiary	Shareholding interest (%)	Direct	Indirect

Central Geradora Termelétrica Fortaleza S.A. - CGTF	100.00	100.00	-
Centrais Elétricas Cachoeira Dourada S.A. - CDSA	99.61	99.61	-
Ampla Energia e Serviços S.A. (i)	46.89	46.89	-
CIEN - Companhia de Interconexão Energética	100.00	100.00	-
Compañia de Transmisión del Mercosur S.A. - CTM (“CTM”) (ii)	99.99	-	99.99
Transportadora de Energia S.A. - Tesa (“TESA”) (ii)	100.00	-	100.00
Companhia Energética do Ceará - COELCE	58.87	58.87	-
EN-Brasil Comércio e Serviço S.A. - Prátil	99.99	99.99	-
Eólica Fazenda Nova Geração e Comercialização de Energia Ltda.	99.95	99.95	-
Santander FI Cordoba Renda Fixa Crédito Privado	100.00	59.00	41.00
Pienza Renda Fixa CP FI (iii)	100.00	29.00	71.00
Bradesco FI RF Crédito Privado Firenze	100.00	-	100.00
(i)

Even though the interest in Ampla Energia is below 50.1%, Enel Brasil holds the control of this entity, considering it is contractually empowered to govern its financial and operating policies so as to obtain benefits from activities.

(ii)	Indirect subsidiaries located abroad.
(iii)	Exclusive investment fund Cordoba, Pienza and Firenze are managed by Banco Santander S.A., Banco Unibanco S.A. and Banco Bradesco S.A. respectively.

The reporting period in the financial statements of consolidated subsidiaries is the same as that of the Company, and accounting policies have been consistently applied by the consolidated companies. The main consolidation procedures include:

(a)	Derecognizing the assets and liabilities balances among consolidated companies;

(b)	Derecognizing the share held in the capital, reserves and retained earnings of consolidated companies;

(c)	Derecognizing income and expense balances and unrealized income arising from intercompany transactions; and

(d)	Segregation of non-controlling interests in the consolidated financial statements.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.3.	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain balances that have been measured at fair value when required by applicable regulations.

2.4.	Foreign currency translation

The Group’s consolidated financial statements are presented in Brazilian Reais (R$), which is also the parent company’s functional currency.

In the preparation of the financial statements, foreign currency transactions, i.e., in any currency other than the functional currency, are recorded based on the exchange rate in force on the date of each transaction. At the end of each reporting period, the monetary items in foreign currency are retranslated at the rates in force at the end of the year. Gains and losses arising from the updates of these assets and liabilities noted between the exchange rate in force on the transaction date and the financial statements date are recognized as financial income or expense, in the income statement.

Assets and liabilities of the foreign indirect subsidiaries are translated into Brazilian Reais at the exchange rate ruling on the balance sheet date, and the corresponding income statements are translated at the average exchange rate for the month of the transaction date. Exchange rate differences arising from the referred to translation are recorded separately in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in income statements.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.5.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Enel Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and, excluding discounts, rebates and taxes or charges on sales.

2.5.1.	Distribution revenue

Electric energy distribution services are measured by reference to electric energy amounts delivered within a given period. This measurement takes place based on the electricity meter-reading schedule defined by subsidiaries COELCE and Ampla Energia. Electric energy distribution services are billed considering this reading schedule, and service revenue is recorded as bills are issued, In order to adjust readings to the related accounting periods, the services rendered between the reading date and the end of each month are recorded on an estimated basis.

2.5.2.	Transmission revenue

Transmission revenue is recognized based on a specific document (Ratifying Resolution) issued annually by the National Electric Energy Agency (ANEEL) for a 1-year period from July 1 to June 30 each year. Monthly revenue is recognized by reference to amounts reported by the National System Operator (ONS) and refers to revenue from the transmission system availability.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.5. Revenue recognition (Continued)

2.5.3.	Unbilled revenue

This corresponds to revenue from electric energy supplied to customers but not billed, and to revenue from the use of the distribution network but not yet billed, Unbilled revenue is estimated for the period between the last monthly meter reading and the last day of the month.

2.5.4.	Construction revenue

IFRIC 12 - Service Concession Arrangements (“IFRIC 12”) requires electric energy concessionaires to record and measure service revenue in accordance with IAS 11 - Construction Contracts (“IAS 11”) (construction or improvement services) and IAS 18 - Revenue (“IAS 18”) (operation - electric energy supply services), even if subject to one single concession arrangement.

The Enel Group accounts for revenue and costs relating to construction work or improvements to infrastructure facilities used for rendering electric energy distribution services. The construction margin adopted is defined as zero, considering that: (i) the core activity of the subsidiaries is the distribution of electric energy; (ii) all construction revenue refers to construction of infrastructure facilities in order to attain their business purpose, namely distribution of electric energy; and (iii) Enel Group outsources the construction of infrastructure facilities to unrelated parties. Each month, all additions to intangible assets in progress are transferred to the statement of income as construction costs, after deduction of amounts received in the form of special obligations.

2.5.5.	Interest income

Interest income is recognized on a time-proportion basis using the effective interest rate on the principal amount outstanding. The effective interest rate is the rate that exactly discounts the estimated future cash payment on receipts over the expected life of the financial instrument to the original net carrying amount of the financial asset.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments

The Group classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the proper classification at initial recognition.

a)	Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 - Financial Instruments: Recognition and Measurement - are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. Enel Group determines the classification of its financial assets at initial recognition, as they become part of the instrument’s contractual provisions.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, transaction costs directly attributable to the acquisition of that financial asset.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated in the initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Enel Group that do not qualify for hedge accounting, as set forth by IAS 39. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with the related gains or losses recognized in the income statement.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

a)	Financial assets (Continued)

Subsequent measurement (Continued)

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Enel Group has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The amortization of the effective interest rate is included in the income statement as financial income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and incurred fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement as financial cost.

Interest income is recognized at the effective interest rate, except for short-term receivables when the recognition of interest is immaterial.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

a)	Financial assets (Continued)

Subsequent measurement (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets not classified as:

(a)	Loans and receivables.

(b)	Held-to-maturity investments.

(c)	Financial assets at fair value through profit or loss.

After initial measurement, available-for-sale financial assets are measured at fair value, with unrealized gains or losses recognized as other comprehensive income until the investment is derecognized, except for impairment losses, interest calculated using the effective interest rate method and exchange gains or losses on monetary assets, which are recognized in the profit or loss of the period.

When the investment is derecognized or determined to be impaired, cumulative gains or losses previously recognized in other comprehensive income must be recognized in the income statement.

Derecognition (write-off) of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights to receive cash flows from the asset have expired.

●

The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either; and (i) the Group has transferred substantially all the risks and rewards of the asset, or (ii) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

a)	Financial assets (Continued)

Impairment of financial assets

The Group assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred “loss event’”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

b)	Financial liabilities

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Loans and borrowings are initially recognized at fair value, net of directly attributable transaction costs. After initial recognition, are subsequently measured at amortized cost using the effective interest rate method.

The Group has derivatives financial instruments from cash flow hedges operations represented by swap agreements, in order to partially hedge the exposure of the CDI rate produced by its debentures and derivatives represented by “Non-Deliverable Forward (“NDF’s”) in order to protect the cash flow of payments of future commitments in foreign currency (USD) established in the gas purchase agreement. The effective portion of cash flow hedges is recognized in other comprehensive income, in equity and subsequently reclassified to profit and loss when the hedged item affects the results. The relevant note includes more detailed information about the derivative financial instrument contracted by the Group.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

b)	Financial liabilities (Continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through income statement

Financial liabilities at fair value through income statement include financial liabilities held for trading and financial assets designated upon initial recognition at fair value through income statement.

The Group does not present any financial liability at fair value through income statement.

Held for trading

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not qualify for hedge accounting as defined by IAS 39, unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the income statement.

Loans, borrowings and debentures

After initial recognition, interest bearing loans and borrowings and debentures are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method during the amortization process.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

b)	Financial liabilities (Continued)

Subsequent measurement (Continued)

Derecognition (write-off) of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

c)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

d)	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.6.	Financial instruments (Continued)

e)	Cash flow hedge

Derivatives designated as cash flow hedge provides protection against changes in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable transaction that could affect profit and loss.

At the inception of a hedge relationship, the Enel Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.7.	Indemnification assets (concession)

The financial asset is recognized when the Company has the unconditional right of receiving cash or cash equivalents in the end of the concession, as an indemnification for the investments made and not recovered through the services provided within the period of the agreement.

2.8.	Intangible assets

The company recognizes as intangible assets the right of charging the users for the energy distribution services provided – concession agreements.

The intangible asset is stated by the cost of acquisition and/or the cost of construction, including the construction margin. The intangible asset begins its amortization when available for use, in the place and condition required to be able to operate as intended by the Company.

The share of investments linked to reversible assets, not yet amortized or depreciated until the end of the concession is classified as an indemnification asset based on the characteristics established in the concession agreement, which management believes are met observing the requirements for the application of technical interpretation IFRIC 12 – Concession Contracts.

Amortization of intangible assets reflects the pattern in which it is expected that the future economic benefits of the asset are consumed by the Company. The consumption pattern of the assets is related to their economic life in which the assets built by the Company are part of the calculation basis for measuring the performance of the concession rate. Amortization is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives.

Concession right from acquisition

The fiscal benefit originated by the concession right from acquisition recorded in the balance sheet of Enel Brasil S.A. economically grounded on expected statements of operations over the concession exploration period of subsidiary COELCE, and stems from the acquisition of the concession right granted by the Government.

The fiscal benefit is amortized based on the concession arrangement, monthly proportional to its profitability projected through December 31, 2027.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.9.	Property, plant and equipment

Enel Group property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. All other repair and maintenance costs are recognized in profit or loss as incurred. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

2.10.	Income and social contribution taxes

Current and deferred income tax and social contribution are calculated at rates of 15% plus a surcharge of 10% on the taxable income that exceeds R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of losses on income taxes and social contribution carryforwards limited to 30% of taxable income annually.

The expense with income tax and social contribution comprises current and deferred taxes. The current and deferred taxes are recognized in profit and loss unless they are related to the business combination, or items recognized directly in equity or in other comprehensive income.

a)	Current taxes

Current tax is the tax payable or receivable on the estimated taxable income or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on the tax rates enacted or substantively enacted at the balance sheet date.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.10.	Income and social contribution taxes (Continued)

a)	Current taxes (Continued)

The active current tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or realize the asset and settle the liability simultaneously.

b)	Deferred taxes

Deferred taxes are recognized based on the temporary differences at the end of the reporting period between tax bases of assets and liabilities and their corresponding book values.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow the way in which the Company expects to recover or settle the book value of its assets and liabilities.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.11.	Retirement and other post-employment benefits

The net obligation for retirement and other post-employment benefits is calculated separately for each plan by estimating the amount of future benefit that employees receive in return for their services in the current year and prior year. This benefit is discounted to determine its present value.

The calculation of the defined benefit plan obligation is performed annually by a qualified actuary using the projected unit credit method.

The deficit / surplus is calculated by deducting the fair value of plan assets. When the calculation results in a potential asset, the asset to be recognized is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits any applicable minimum funding requirements, including debt agreements entered into by the company with the plans, are taken into account.

The measurements of the defined benefit net obligation, including: actuarial gains and losses, return on plan assets (excluding interests) and the effect of the asset ceiling (excluding interests, if applicable) are recognized in other comprehensive income. The net interests on the defined benefit liability and the service cost are recognized in the income statement. The company determines the net interest on the liability (asset) net value of defined benefits in the period based on the discount rate used to measure the defined benefit obligation and defined liabilities, both as determined at the beginning of the year to which refer to the financial statements, taking into account any changes in the net liability value (assets) defined benefit during the period due to contributions and benefits payments. The cost of the service is calculated according to the projected unit credit method, adopted in the calculation of actuarial liabilities, net of contributions by participants. When the benefits of a plan are increased, the portion of the benefit increased related to past services rendered by employees is recognized immediately in the year they occur in the statement of income for the year, as part of the service cost;gains and losses previously recognized in other comprehensive income also are recognized in profit or loss in the settlement, or partial settlement, of the respective plan.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.12.	Provisions for tax, civil and labor risks

Provisions for contingencies (labor, civil and tax) are recognized when the Company has a present or non-formalized obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

When there are a number of similar obligations, the likelihood to settle them is determined taking into consideration the class of obligations as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to passage of time is recognized as interest expense. For purposes of the financial statements, the provision for contingencies is stated net of escrow deposits based on the related contingent obligations.

2.13.	Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities, as of the financial statements date.

Estimates and assumptions

Significant assumptions regarding the sources of uncertainty of future estimates and other significant estimate-related sources of uncertainty as of the consolidated statement of financial position date, including significant risk of future adjustments in the book value of assets and liabilities for the following financial year, are discussed below. Management based its assumptions and estimates on parameters available at the financial statement date. Any future changes in these parameters will be reflected when the changes occur.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.13.	Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions (Continued)

Impairment of non-financial assets

Impairment occurs when the book value of a non-financial asset or cash-generating unit exceeds its recoverable amount, which is the higher of the fair value less sale costs and the value in use. The calculation of fair value less costs of sales is based on the information available of sales transactions of similar assets or market prices less additional costs to sell the asset. The calculation of the value in use considers the discounted cash flow model. Cash flows derive from a budget prepared for the following five years and do not include reorganization activities not yet engaged by the Group or significant future investments that will improve the base of assets of the cash generating unit subject to testing. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, to receipts of expected future cash and to the growth rate adopted for extrapolation purposes.

Provisions for tax, civil and labor risks

The Group recognizes provision for tax, civil and labor contingencies. Assessment of the likelihood of loss includes an evaluation of available evidence, hierarchy of laws, available case laws, most recent court rulings and their relevance in the legal system, as well as the legal counsel’s opinion. The provisions are reviewed and adjusted to take into consideration changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court rulings.

Allowance for doubtful accounts

An allowance for doubtful accounts is set up in an amount considered sufficient by Management to cover any losses on realization of receivables, considering historical losses and an individual assessment of accounts receivable subject to realization risks.

The allowance is set up based, substantially, on receivables from residential consumers overdue for more than 90 days, commercial consumers overdue for more than 180 days, industrial, rural, government entities, public lighting and utilities overdue for more than 360 days, also considering in-depth analyses for customers with significant debts.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.13.	Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions (Continued)

Taxes

There may be uncertainties regarding the interpretation of complex tax regulation as well as the amount and period of future taxable profit. Given the long-term nature and complexity of existing contractual arrangements, differences between actual results and assumptions adopted, or future changes to such assumptions could require future adjustments to the previously recorded tax income and expenses. The Group sets up provisions based on applicable estimates for possible consequences of audits by tax authorities of the jurisdictions in which it operates. The provision amounts are based on various factors, such as experience from prior tax audits and divergent interpretations of tax regulations by the taxable entity and the tax authority in charge. Such divergent interpretations could arise from a wide range of issues, depending on the conditions prevailing in the domicile of the Company and its subsidiaries.

Deferred tax asset is recognized to the extent that it is probable that taxable profit will be available to enable use of the referred to tax losses.

Management is required to make significant judgment to determine the deferred income tax amount to be recognized, based on the probable term and level of future taxable profit, together with future tax planning strategies.

Post-employment benefits

The cost of pension plans with defined benefit and other retirement benefits, and the present value of pension obligations are determined using actuarial valuation methods. The actuarial valuation involves use of assumptions about discount rates, future salary increases, mortality rates and future increases in retirement and pension benefits.

The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each financial statement date. For more details on the assumptions used, see Note 26.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.13.	Significant accounting judgments, estimates and assumptions (Continued)

Estimates and assumptions (Continued)

Unbilled revenue

The calculation of unbilled revenue is based on the number of days not billed in the month, the estimated amount of energy delivered during those days and the estimated average price per customer class for that month. Differences between actual and estimated unbilled revenue are usually immaterial.

2.14.	Accounting pronouncements effective from January 1, 2015

The amendments issued by the IASB, which went into effect on January 1, 2015, have not had a significant effect on the consolidated financial statements of Enel Brasil and its subsidiaries.

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 19: Employee Benefits

The purpose of this amendment is to simplify the accounting for contributions from employees or third parties that are not determined on the basis of an employee’s years of service, such as employee contributions calculated according to a fixed percentage of salary.

Annual periods beginning on or after July 1, 2014.

Improvements to IFRS (Cycles 2010-2012 and 2011-2013)

These are a set of improvements that were necessary, but not urgent, and that amend the following standards: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24, IAS 38 and IAS 40.

Annual periods beginning on or after July 1, 2014.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.15.	Accounting pronouncements in effect from January 1, 2016 and subsequent periods

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

Standards, Interpretations and Amendments	Mandatory Application for:

IFRS 9: Financial Instruments

This is the final version of the standard issued in July 2014 and which completes the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” This project was divided into 3 phases:

Phase 1 – Classification and measurement of financial assets and financial liabilities. This introduces a logical focus for the classification of financial assets driven by cash flow characteristics and the business model. This new model also results in a single impairment model being applied to all financial instruments.

Phase 2 – Impairment methodology. The objective is a more timely recognition of expected credit losses. The standard requires entities to account for expected credit losses from the time when financial instruments are first recognized in the financial statements.

Phase 3 – Hedge accounting. This establishes a new model aimed at reflecting better alignment between hedge accounting and risk management activity. Also included are enhancements to required disclosures.

This final version of IFRS 9 replaces the previous versions of the Standard.

Annual periods beginning on or after January 1, 2018.

IFRS 15: Revenue from Contracts with Customers

This new standard applies to all contracts with customers except leases, financial instruments and insurance contracts. Its purpose is to make financial information more comparable, and provides a new model for revenue recognition and more detailed requirements for contracts with multiple obligations. It also requires more itemized information. This standard will replace IAS 11 and IAS 18 as well as their interpretations (IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31).

Annual periods beginning on or after January 1, 2018.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.15.	Accounting pronouncements in effect from January 1, 2016 and subsequent periods (Continued)

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IFRS 11: Joint Arrangements

This amendment states that the accounting standards contained in IFRS 3 and other standards that are pertinent to business combinations accounting must be applied to the accounting for acquiring an interest in a joint operation in which the activities constitutes a business.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendment to IAS 16 explicitly forbids the use of revenue-based depreciation for property, plant and equipment. The amendment to IAS 38 introduces the rebuttable presumption that, for intangible assets, the revenue-based amortization method is inappropriate and establishes two limited exceptions.

Annual periods beginning on or after January 1, 2016.

Improvements to IFRS (Cycles 2012-2014) These are a set of improvements that were necessary, but not urgent, and that amend the following standards IFRS 5, IFRS7, IAS19 and IAS 34.	Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 and IAS 28 relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

Annual periods beginning on or after January 1, 2016.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

2.	Summary of significant accounting policies (Continued)

2.15.	Accounting pronouncements in effect from January 1, 2016 and subsequent periods (Continued)

Standards, Interpretations and Amendments	Mandatory Application for:

Amendment to IAS 27: Equity Method in Separate Financial Statements

This improvement allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The objective of the improvement is to minimize the costs associated with complying with the IFRS, particularly for those entities applying IFRS for the first time, without reducing the information available to investors.

Annual periods beginning on or after January 1, 2016.

Amendment to IAS 1: Disclosure Initiative

The IASB has issued amendments to IAS 1 as part of its principal initiative to improve the presentation and disclosure of information in financial statements. These amendments are designed to companies applying professional judgment to determine what type of information to disclose in their financial statements.

Annual periods beginning on or after January 1, 2016.

Amendment to IFRS 10, IFRS 12 and IAS 28: Investment Entities: Application of the Consolidation Exception

The modifications, which have a restricted scope, introduce clarifications to the requirements for the accounting of investment entities. The modifications also provide relief in some circumstances, which will reduce the costs of applying the Standards.

Annual periods beginning on or after January 1, 2016.

IFRS 16: Leases

This new standard provides a definition of a lease contract and specifies the accounting treatment for the assets and liabilities originated under those contracts from both lessor and lessee perspective. Lessor accounting remains largely unchanged from its predecessor IAS 17, Leases. However, for lessee accounting, the new standard requires recognition of a right of use asset and a corresponding liability, similar to finance lease accounting under IAS 17, for most lease contracts.

Annual periods beginning on or after January 1, 2019.

The Group is assessing the impact of applying IFRS 9, IFRS 15 and IFRS 16 from their effective date. In Management’s opinion, the application of the other standards and amendments pending application is not expected to have a significant effect on the consolidated financial statements of Enel Brasil and its subsidiaries.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

3.	Tariff revision and adjustment

Ampla Energia

In accordance with the concession agreement, the subsidiary Ampla Energia tariffs were adjusted on March 15, 2015. The average tariff adjustment stood at 42.19%, according to Approval Resolution Nº 1861, of March 10, 2015, revised on April 7, 2015, due to the extension of the deadline to repay the ACR account financing. In connection with this new approval and Resolution Nº 1869/2015, the new tariffs will have a 37.34% average effect on captive consumers. The increase in the revenues resulting from the tariff increase is expected to be substantially offset by a similar increase in the corresponding cost of energy purchases as well as regulatory charges.

COELCE

On February 27, 2015, through Resolution Nº1.858, the extraordinary tariff review for COELCE was approved. Such review intended to include in the tariff to be charged to the customers the effect of the mismatching noted on the actual costs incurred and the tariff coverage previously considered on the Energy Development Account charges (CDE) and on the energy purchase costs. The average increase approved for COELCE totaled 10.28%. The increase in the revenues resulting from the tariff increase is expected to be substantially offset by a similar increase in the corresponding cost of energy purchases as well as regulatory charges.

On April 22, 2015, subsidiary COELCE had approved, on interim basis, the 4th tariff revision cycle, as provided in the concession agreement. ANEEL set tariffs, through Resolution No 1,882/2015. This definition leads to an average tariff effect for consumers of the distributor of 11.69%. The increase in the revenues resulting from the tariff increase is expected to be substantially offset by a similar increase in the corresponding cost of energy purchases as well as regulatory charges.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

4.	Amendments to Brazilian legislation and regulatory matters

a)	Account Regulated Environment - ACR

Due to the high increase in the cost of energy, Aneel decided to pay to the distribution companies an advance of the Portion A that would be recovered in the next tariff review. Therefore the subsidiaries Ampla Energia and COELCE received the amount of R$243,764 and R$132,560 respectively, as per the Decision No 773 of 03/27/2015, which reduced the account “Amounts receivable from Portion A” recorded in current assets of the Companies.

b)	Centralizing Account of Tariff Flags Resources

In January 2015 began the additional charge applied tariff to all captive consumers in terms of power generation conditions, seeking to reduce possible mismatches between the actual costs of energy purchased by the distributors and their tariff coverage.

Decree No 8401 of 04.02.2015 determined that the resources obtained in excess through the application of tariff flags by the distribution agents should be destined to the Centralizing Account of Tariff Flags Resources (“CCRBT”) administered by the Electric Energy Trading Chamber (“CCEE”). The resources available in this Chamber will be passed on to distribution agents considering the difference between the amounts realized by each distributor and the current tariff coverage of each agent.

b)	PIS and COFINS on financial income

From 01/07/2015, pursuant to Decree No. 8426 of 01/04/2015, the rates of Social Integration Program/Public Servant Fund (“PIS/PASEP”) and Contribution on Gross Revenues for Social Security Funding (“COFINS”) on financial income, including arising from transactions for hedging purposes, earned by companies subject to the non-cumulative calculation system of such contributions will be 0.65% and 4%, respectively.

c)	Change the refresh rate of the asset base of the assets of the concessionaires

Standard-setting Resolution No 686 of 11/23/2015 provides that the remuneration basis of the assets of dealers linked to the concession of the public electric power distribution, should be updated by the variation of the National Index of Consumer Price (“IPCA”) between the base date of the appraisal report and the date of the annual tariff review.

d)	Tariff review PRORET - 4th Cycle of Periodic Tariff (“RTP”)

From Standard-setting Resolution No 660 of 04/28/2015, among other changes, the revenues billed to Demand Overdrive - UD and Reactive surplus - ER, from May 2015 now recorded as sector liabilities, noncurrent liabilities. From the 5th CRTP, these funds will be returned to the consumer through the tariff.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

5.	Cash and cash equivalents

	12/31/2015	12/31/2014

Direct investments
Cash and checking accounts	72,450	104,758
Bank Deposit Certificate - CDB	89,998	221,522
Repurchase agreements	40,929	49,367

Total direct investments	203,377	375,647

Exclusive funds
Bank Deposit Certificate - CDB	99,239	163,524
Repurchase agreements	206,780	324,900

Total exclusive funds	306,019	488,424

Total short-term investments	509,396	864,071

The excess cash of the Company and its subsidiaries is invested on a conservative basis in low-risk financial assets, and the main financial instruments are represented by CDBs (Bank Deposit Certificates) and purchase and sales commitments. They are highly liquid investments, immediately convertible into available funds, in accordance with the cash needs of the Company and its subsidiaries. Short-term investments of the Company and its subsidiaries earn interest compatible with the CDI variations.

6.	Marketable securities

At December 31, 2015 and 2014, financial instruments classified as marketable securities are as follows:

	12/31/2015	12/31/2014

Investment funds	28,308	25,379

Total investment funds	28,308	25,379

Exclusive funds
Public securities	167,040	204,729
Financial bills	2,559	-

Total exclusive investment funds	169,599	204,729

Argentine Republic Bonds	8,261	205

Total marketable securities	206,168	230,313

Through the exclusive funds, the Company and its subsidiaries invest their excess cash in post-fixed and pre-fixed government bonds, in addition to other traditional fixed-income securities with low credit risk and high liquidity.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

7.	Consumers, concessionaires and permittees, net

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance

		Overdue until	Overdue for more than	Total
	Maturing	90 days	90 days	12/31/2015	12/31/2014

Current
Consumer class
Residential	303,715	227,282	79,005	610,002	385,422
Industrial	98,468	19,153	63,803	181,424	142,762
Commercial	127,415	59,799	39,960	227,174	138,834
Rural	48,597	21,812	23,040	93,449	57,755
Government/public lightning	111,637	82,124	77,470	271,231	127,763
Public service	22,547	4,188	1,490	28,225	15,184
Resale	11,656	89	-	11,745	7,477

Subtotal	724,035	414,447	284,768	1,423,250	875,197

Unbilled revenue (c)	465,902	-	-	465,902	305,039
Free consumers	57,150	585	7,749	65,484	60,871
Low income consumers (f)	34,884	-	-	34,884	47,904
Electric Energy Trade Chamber – CCEE	57,330	-	4,136	61,466	57,447
Companhia de Gás do Ceará (CEGAS)	-	-	34,432	34,432	34,432
Installment payment of debts (b)	33,131	-	-	33,131	12,447
Energy auction -CCEAR	13,506	-	-	13,506	16,985
Emergency charges	-	-	-	-	2,457
Companhia Energética de Goiás – CELG	-	-	-	-	206
Furnas Centrais Elétricas S.A. (d)	-	-	2,685	2,685	4,238
Tractebel Energia S.A. (d)	-	-	-	-	1,018
Receivables from related parties (e)	201	-	-	201	-
Other	15,563	7,077	2,783	25,423	29,945

Subtotal	1,401,702	422,109	336,553	2,160,364	1,448,186

Allowance for doubtful accounts (a)	-	-	(290,507)	(290,507)	(227,923)

Total current assets	1,401,702	422,109	46,046	1,869,857	1,220,263

Non-current assets

Furnas Centrais Elétricas S.A. (d)	-	-	125,612	125,612	125,612
Tractebel Energia S.A. (d)	-	-	70,772	70,772	70,772
Sale within Electric Energy Trade Chamber – CCEE	-	-	15,289	15,289	15,289
Installment payment of debts (b)	65,382	-	-	65,382	83,259
Receivables from related parties (e)	-	-	127,107	127,107	119,697

Subtotal	65,382	-	338,780	404,162	414,629

Allowance for doubtful accounts (a)	-	-	(261,841)	(261,841)	(266,556)

Total non-current assets	65,382	-	76,939	142,321	148,073

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

7.	Consumers, concessionaires and permittees, net (Continued)

a)	Analysis of accounts receivable and statement of the allowance for doubtful accounts balance (Continued)

Changes in allowance for doubtful accounts are as follows:

Balance at December 31, 2013	(498,931)

(Additions)	(56,812)
Write-offs	61,264

Balance at December 31, 2014	(494,479)

(Additions)	(156,513)
Write-offs	98,644

Balance at December 31, 2015	(552,348)

Current	(290,507)
Non-current	(261,841)

An allowance for doubtful accounts was set up based on criteria established by regulatory legislation and analysis of specific risks of losing the overdue amounts, legal matters and application of a percentage on installment payment of debts. The amount is considered sufficient by the subsidiaries’ management to cover any losses on realization of the receivables.

b)	Installment payment of debts

Installment payment of debts corresponds to agreements signed between the Group and their customers referring to renegotiation of electricity bills in arrears. These amounts are included in electricity bills, increased by fine and 1% interest per month, calculated on a pro rata daily basis and monetarily restated based on the General Market Price Index (IGPM) variation. After the amount payable in installments is restated, the first installment, if applicable, is deducted, and the interest agreed in the negotiation is applied, not exceeding 1.8% per month.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

7.	Consumers, concessionaires and permittees, net (Continued)

c)	Unbilled revenue

The Unbilled revenue corresponds to income from electricity supply, delivered but not billed to consumer, computed on an estimated basis, referring to the monthly measurement period and until the last day of the month. At December 31, 2015 the Group has recorded in Accounts receivable a total balance of unbilled revenue of R$465,902 (R$305,039 in 2014).

d)	Furnas Centrais Elétricas S.A. (“Furnas”) and Tractebel Energia S.A. (“Tractebel”)

At December 31, 2015, the subsidiary CIEN records accounts receivable from Furnas and Tractebel, respectively in the amounts of R$128,297 and R$70,772 (R$129,850 and R$71,790 in 2014) corresponding to the billing of firm capacity and associated energy charges, which were not paid in previous years. Based on the best estimate of receiving the amounts involved, the Group records an allowance for doubtful accounts in the total amount of R$196,384 at December 31, 2015 (R$196,384 in 2014).

e)	Accounts receivable from related parties

Terms and conditions involving related parties are presented in Note 22.

f)	Low income consumers

Based on ANEEL Rulings No. 407/2010 and No. 414/2010, Centrais Elétricas Brasileiras S.A. - Eletrobras will transfer to distribution companies the subsidy amount on a monthly basis, to adjust the discounts granted to low income consumers classified under the criteria of the former Rulings No. 246/2002 and 485/2004, arising from the Energy Development Account (CDE).

Considering the criteria set out by the mentioned rulings and the schedule for registration of customers entitled to the benefit, the consolidated balance receivable at December 31, 2015 totals R$34,884 (R$47,904 in 2014).

This subsidy is calculated on a monthly basis by the distribution company and submitted to ANEEL for approval and validation through Decision, after which the transfer occurs.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

8.	CDE Subventions - tariff discount

Amount to be transferred by Centrais Elétricas Brasileiras S.A. (“Eletrobras”) referring to refund of discounts on fees applicable to public electricity distribution services to end users. These funds are from CDE and approved by ANEEL in the process for distributors’ annual adjustment.

	Ampla Energia		COELCE		Consolidado
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Approval Resolution 1.703/2014	51,742	75,988	-	-	51,742	75,988
Approval Resolution 1.711/2014	-	-	74,489	105,581	74,489	105,581
Approval Resolution 1.861/2015	113,703	-	-	-	113,703	-
Approval Resolution 1.882/2015	-	-	188,630	-	188,630	-
Estimated portion	6,147	2,355	(10,361)	(2,278)	(4,214)	77
Monetary restatement (*)	1,636	-	6,731	-	8,367	-

Total	173,228	78,343	259,489	103,303	432,717	181,646

*	The Approval Resolution no. 1,857, established that Eletrobras will restate the CDE resource amounts due based on the variation of the IPCA, being such restatement applied as from March 2015

On July 8, 2015 there was issue in favor of the subsidiaries Ampla Energia and Coelce, an injunction, authorizing the full offset of the amounts owed by Eletrobras, as a tariff subsidy, accumulated since October and November 2014, against the values monthly due by subsidiaries Ampla Energia and COELCE, respectively, as a monthly quota of CDE. Considering that the decision is preliminary, Ampla Energia and COELCE subsidiaries have recorded in current liabilities, in the line of regulatory charges, the amount of R$231,405 and R$137,704, respectively, corresponding to the portion to be transferred to Eletrobras arising from the CDE grant which will be offset when the decision is handed down.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

9.	Taxes recoverable

	12/31/2015	12/31/2014

Income and social contribution tax recoverable (a)	136,567	91,516
Value-Added Tax - ICMS (“ICMS”) (b)	222,610	184,807
Contribution Tax on Gross Revenue for Social Integration Program - PIS and Contribution Tax on Gross Revenue for Social Security Financing - COFINS (c)	91,288	73,303
Employer’s contribution to INSS	1,676	18,645
Other taxes	2,058	9,047

	454,199	377,318

Current	268,053	229,140
Non-current	186,146	148,178

a)	The income tax recoverable balance refers to withholding income tax (IRRF) on short-term investments, government agency retentions (Law No. 9,430/96) and prepaid income tax balance.

The social contribution tax recoverable balance refers to prepaid social contribution tax on net income referring to calendar years 2006 and 2012, in addition to government agency retentions, pursuant to Law No. 9,430/96.

b)

This refers basically to credits arising from capital expenditures (according to concept established by tax legislation), which are subject to monthly offset against ICMS collected from customers on a 1/48th basis

c)

The amounts classified under PIS and COFINS recoverable for subsidiary Ampla Energia in the total amount of R$39,181 at December 31, 2015 (R$31,845 in 2014) refer to PIS and COFINS computed on the previous sixth-month billings, supported by a court decision in rem judicatam, whereby Decree-Laws no, 2,445/88 and 2,449/88 were declared unconstitutional and the right to refund corresponding to the difference between the amounts paid grounded on said Decrees and those due in accordance with Supplementary Law no 7/70 was recognized.

Additionally, PIS and COFINS amounts recoverable refer also to subsidiary CIEN, totaling R$33,521 at December 31, 2015 (R$29,631 in 2014), and they are related particularly to PIS and COFINS overpayments made in previous years in relation to the amounts effectively due in the ordinary course of its operations. As a consequence, CIEN filed a claim for offsetting taxes overpaid and currently awaits approval thereof by the Brazilian IRS in order to set these amounts off.

The other amounts of PIS and COFINS recoverable refer to the subsidiaries COELCE, CGTF, CDSA and Prátil, respectively of R$7,049, R$3,633, R$7,159 and R$745 at December 31, 2015.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

10.	Guarantee deposits

		12/31/2015		12/31/2014
Institution	Type of investment	Current	Non-current	Current	Non-current

Itaú-Unibanco	Investment fund	65,492	-	57,922	-
Bradesco	CDB	-	6	-	81
Itaú	CDB	-	717	-	659
BNB	CDB	-	17,751	-	17,458
Banco do Brasil	US Treasury Security	-	6,907	-	5,912
Caixa Econômica Federal	Guarantee	319	-	320	-
Other		-	194	-	20

Total		65,811	25,575	58,242	24,130

At December 31, 2015, the balances of guarantee deposits recorded in subsidiaries Ampla Energia and COELCE of R$40,923 and R$50,463 (R$27,854 and R$54,518 respectively, in 2014) are basically related to the investment of amounts linked to electric energy purchase agreements, contractual retentions from service providers and financing agreement collateral.

Guarantee deposits are invested in fixed-income investment funds, CDBs and other low-risk financial instruments. They include guarantees required in loan and financing agreements, retained amounts of suppliers and electric energy acquisition agreements.

11.	Accounts receivable from Portion A and other financial items

As a consequence of Public Hearing No. 061/2014, on December 10, 2014, the addenda to the concession contracts for Ampla and Coelce distributors were approved, whereby in the event that the concession ceases to exist, in addition to compensation amounts stemming from investments not amortized or depreciated in the course of the concession, the remaining balances of Tranche-A items of the tariff and other financial components that have not been recovered or returned through the tariff cycle(s) will also be subject to compensation or return by the Granting Power.

Thus, the amendments to concession and permission contracts represented a new element that eliminates - as from the execution of these contracts by distributors - uncertainties, if any, as to the likelihood of realization of the asset or enforcement of the liability represented by these items originated from tariff discussions between the distributors and the regulator, and which until then were deemed to be regulatory assets and liabilities of which were not guaranteed of recovery or settlement.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

11.	Accounts receivable from Portion A and other financial items (Continued)

Thus, since the amendments and addenda to the concession and permission contracts have come into effect, such assets and liabilities have been recorded in the financial statements of the electric power distributors and classified as financial in nature.

Since this is a new event, the subsidiaries recognized the balances of CVA and other financial components prospectively, from execution of the respective contractual amendments. The amounts receivable were recorded in asset accounts, matched against P&L for this year, under revenue from sales of goods and services.

	12/31/2015		12/31/2014
	Current	Non-Current	Current	Non-current

Tariff deferrals (CVAs)	544,219	121,216	186,563	63,755

Energy purchase	523,808	98,369	244,429	82,246
System Service Charge (ESS)	(164,035)	(26,680)	(98,086)	(31,158)
Energy Development Account - CDE	59,239	15,118	23.406	6.085
Use of electric grid	108,579	26,478	20.831	8.231
Other	16,628	7,931	(4.017)	(1.649)

Other receivables from Portion A and other financial items	145,300	30,716	300,770	171,110

Overcontracted energy	27,360	57	293,322	74,929
Recovered State VAT (ICMS)	80,771	28,016	30,710	91,210
Eletronuclear Differential	-	-	14,903	4,826
Postponement of tariff revision	-	-	(28,327)	1,589
CCRBT unbilled	(44,305)	-	-	-
Neutrality	24,816	7,674	-	-
Other liabilities	56,658	(5,031)	(9,838)	(1,444)

Total other receivables from Portion A and other financial items	689,519	151,932	487,333	234,865

The Interministerial Administrative Ruling of State Ministry of Finance and Mines and Energy no 25, of January 24, 2002, established the Memorandum Account for Changes in Item Values of “Portion A” - CVA, in order to record changes in costs, either negative or positive, for the period between annual tariff adjustments, related to items provided for in electric energy distribution concession arrangements.

These changes are calculated by means of the difference between expenses effectively incurred and expenses estimated in establishing the electricity charge in annual tariff adjustments. The amounts considered in CVA are monetarily restated based on the SELIC rate variation.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

12.	Tax credit from merger

Tax credit arises from the merger operation conducted by COELCE with its parent company Distriluz Energia Elétrica S.A. (at that time), approved at the Special General Meeting of September 27, 1999, grounded on future income during the concession period, and is realized over the period between the merger and December 31, 2027, on a monthly basis, proportionally to projected profitability, as per ANEEL Resolution No. 269, of September 15, 1999.

The accumulated balance will be amortized as follows:

Year	Amortization factor	Year	Amortization factor

2016	0.02792	2022	0.0164
2017	0.02555	2023	0.01501
2018	0.02338	2024	0.01374
2019	0.0214	2025	0.01257
2020	0.01958	2026	0.01151
2021	0.01792	2027	0.01053

On April 26, 2004, ANEEL’s Financial Supervisory Authority issued an Inspection Monitoring Report stating that the capital reserve set up upon merger of Distriluz would not have assets with economic basis as a contra entry and, as such, pursuant to CVM Rule No 349/01 (CVM is Securities and Exchange Commission of Brazil), determined that only the portion corresponding to the tax credit resulting from goodwill amortization should be recorded in equity of COELCE, as it understood that only this portion has economic basis.

Given the conclusion of the understanding with ANEEL, at the Special General Meeting of April 28, 2005, the subsidiary COELCE approved the Board’s proposal of observing the regulatory agency’s recommendations, replacing the share split and redemption mechanism, after the risk of tax and corporate questioning and non-compliance with financial covenants with Financial Institutions have been ruled out, and after approval of the proper accounting adjustments by ANEEL, issued by means of Official Letter no 584/05, of April 14, 2005, These adjustments were also in compliance with the provisions set out in CVM Rule no 319/99, as amended by CVM Rule no 349/01.

Accordingly, the share split and redemption operations of subsidiary COELCE to remunerate shareholders for decrease in profit caused by goodwill amortization from merger of Distriluz, suspended in 2003, were replaced by provisions of CVM Rule no, 319/99, amended by CVM Rule no 349/01, which provides for set up of provision on goodwill to be amortized matching against goodwill reserve (capital reserve), in amount which is not a tax benefit for subsidiary COELCE. To recalculate the impact on income of each year, the provision will be reversed to the same extent of amortization of the portion of goodwill for the respective year.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

12.	Tax credit from merger (Continued)

The accounting involved set up of a provision for unamortized goodwill instead of the goodwill reserve (capital reserve) in the amount that does not constitute tax benefit to its subsidiary COELCE. To recalculate the results of each period, there will be reversal of the provision in proportion to the amortization of the portion of goodwill for the respective period.

Tax credit from goodwill on merger	12/31/2015	12/31/2014

Goodwill on acquisition	775,960	775,960
Goodwill amortization	(608,736)	(585,061)
Provision for goodwill	(429,365)	(429,365)
Reversal of provision for goodwill	318,747	303,121

Tax credit	56,606	64,655

Capital reserve	12/31/2015	12/31/2014

Merged Goodwill	775,960	775,960
(-) Share split and redemption	(125,407)	(125,407)
Provision for goodwill	(429,365)	(429,365)

Balance	221,188	221,188

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

13.	Other receivables

	12/31/2015	12/31/2014

Disposal of assets and rights	1,484	1,583
Health care plan to retirees	7,692	6,492
Collection covenants	77,063	52,527
Consumers - services rendered	81,368	77,048
Deactivations in progress	23,297	50,528
Expenses to be reimbursed - consumers	3,569	3,576
Expenses to be reimbursed - public lighting	2,795	2,795
Federal Government	5,658	5,658
Services to third parties	17,716	13,159
Supplier credits	21,597	16,149
Advances to employees	11,924	10,909
Advances to suppliers	24,671	6,111
Free Energy	2,729	2,742
New business expenses	13,025	11,955
Consortium Tapajós	16,920	16,920
Inventories	6,685	2,794
Prepaid expenses	39,915	9,122
Other	54,742	68,210
Provision for losses on realization of other credits	(25,691)	(24,132)

Total	387,158	334,146

Current	367,852	314,572
Non-current	19,306	19,574

Changes in the allowance for doubtful accounts are as follows:

Balance at December 31, 2013	(20,851)

Addition	(3,450)
Write-off	169

Balance at December 31, 2014	(24,132)

Addition	(1,559)

Balance at December 31, 2015	(25,691)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

14.	Indemnification assets (concession)

These refer to a portion of investments made and not amortized by the subsidiaries Ampla Energia and COELCE until the end of the respective concessions classified as financial asset since this is an unconditional right to receive cash or other financial asset directly from the granting authority pursuant to IFRIC 12 - Service Concession Arrangements and SIC 19 - Service Concession Arrangements: Disclosures.

The balance of the investments linked to reversible assets, still not amortized or depreciated, for indemnification purposes, is recognized based on its New Replacement Value (“VNR”).

The change in balances related to indemnification assets (concession) is as follows:

Balance at December 31, 2013	2,014,096

Transfers from intangible assets (*)	417,932
Mark-to-market - indemnification assets	(306,060)

Balance at December 31, 2014	2,125,968

Transfers from intangible assets (*)	402,865
Mark-to-market - indemnification assets	193,590

Balance at December 31, 2015	2,722,423

(*)	The net book value of each new acquired asset exceeding the deadline of the concession is transferred from intangible assets and allocated as Financial Asset pursuant to Law nº 12,783.

15.	Property, plant and equipment

		12/31/2015			12/31/2014
	Useful Life	Historical costs	Accumulated depreciation	Net value	Net value

In use
Lands		3,644	-	3,644	3,644
Reservoirs	50	243,081	(163,370)	79,711	84,698
Buildings	30	203,042	(141,669)	61,373	66,967
Machinery and equipment	31	4,320,579	(2,893,037)	1,427,542	1,509,189
Vehicles	7	5,551	(4,508)	1,043	1,264
Furniture and fixtures	16	81,981	(56,060)	25,921	22,991
Other goods	40	25,005	(15,880)	9,125	9,371

Total PPE in use		4,882,883	(3,274,524)	1,608,359	1,698,124

In progress
PPE in progress		344,869	-	344,869	271,383

Total PPE in progress		344,869	-	344,869	271,383

Total property, plant and equipment		5,227,752	(3,274,524)	1,953,228	1,969,507

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

15.	Property, plant and equipment (Continued)

Changes in property, plant and equipment in the year are as follows:

	In use			In progress
	Cost	Accumulated depreciation	Net balance	Cost	Total

Balances at December 31, 2013	4,699,665	(2,958,642)	1,741,023	249,229	1,990,252

Transfers	114,710	-	114,710	(114,710)	-
Additions	5,500	-	5,500	139,570	145,070
Reclassifications	5,478	(7,060)	(1,582)	(2,706)	(4,288)
Write-offs	(3,828)	3,803	(25)		(25)
Depreciation	-	(158,550)	(158,550)	-	(158,550)
Effects of changes in foreign exchange rates	(6,988)	4,036	(2,952)	-	(2,952)

Balances at December 31, 2014	4,814,537	(3,116,413)	1,698,124	271,383	1,969,507

Transfers	78,471	-	78,471	(78,471)	-
Additions	214	-	214	147,218	147,432
Reclassifications	-	183	183	4,739	4,922
Write-offs	(7,774)	3,191	(4,583)	-	(4,583)
Depreciation	-	(163,209)	(163,209)	-	(163,209)
Effects of changes in foreign exchange rates	(2,565)	1,724	(841)	-	(841)

Balances at December 31, 2015	4,882,883	(3,274,524)	1,608,359	344,869	1,953,228

Property, plant and equipment of Enel Group are comprised by the balances in subsidiaries CGTF, CDSA and CIEN, in accordance with the characteristics of each one of them.

CGTF

The period over which the subsidiary CGTF is authorized to explore the activities described in its articles of incorporation is thirty years, as mentioned in article 5 of ANEEL Resolution nº 433, of October 19, 2001, as from the date thereof. Under this same article, this period may be extended at ANEEL’s discretion and by request of the authorized entity, CGTF’s property, plant and equipment items are not considered reversible assets and, as such, they are not returned to the Federal Government at the end of the concession period.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

15.	Property, plant and equipment (Continued)

CDSA

The Enel Group’s management understands that as the subsidiary CDSA is a public service concession operator, at the end of the concession period, non-depreciated assets will be indemnified for the minimum amount at the net book value, by the concession grantor, should it not be renewed. Pursuant to articles 63 and 64 of Decree no 41,019, of February 26, 1957, assets and facilities used for electric energy production, transmission and distribution, including the disposal thereof, are tied to these services, and may not be disassembled, sold or assigned without prior express authorization from the regulating authorities.

Pursuant to sub-clauses two and three of clause eleven of the Concession Agreement No. 11/1997, entered into by and between CDSA and ANEEL on September 12, 1997, upon termination of the final term of the Concession Agreement, assets and facilities related to independent production of electric energy used in hydroelectric plants, will be included as Federal Government’s assets, with indemnity of investments made and not yet amortized, provided that they are authorized and calculated by means of ANEEL audit.

CIEN

Property, plant and equipment items are stated at acquisition or construction cost, less accumulated depreciation, calculated at the rates defined by ANEEL.

Pursuant to articles 63 and 64 of Decree nº 41,019, of February 26, 1957, the assets and facilities used in production, transmission, distribution, including the disposal thereof, are linked to these services, and cannot be separated, sold or assigned without the previous and express authorization by the Regulator.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

16.	Intangible assets

Changes in intangible assets are shown below:

	In operation				In progress
	Cost	Accumulated amortization	Special obligations	Net value	Cost	Special obligations	Net value	Total

Balances at December 31, 2013	8,171,551	(3,791,816)	(620,320)	3,759,415	1,117,291	(269,834)	847,457	4,606,872

Additions	-	-	-	-	814,722	(50,156)	764,566	764,566
Write-offs	(232,050)	175,757	-	(56,293)	-	-	-	(56,293)
Amortization	-	(452,963)	43,917	(409,046)	-	-	-	(409,046)
Reclassification	(5,478)	7,060	-	1,582	310	-	310	1,892
Transfers	1,202,020	-	(74,519)	1,127,501	(1,202,020)	74,519	(1,127,501)	-
Transfers to indemnification assets(*)	(417,932)	-	-	(417,932)	-	-	-	(417,932)
Effects of changes in foreign exchange rates	(420)	367	-	(53)	-	-	-	(53)

Balances at December 31, 2014	8,717,691	(4,061,595)	(650,922)	4,005,174	730,303	(245,471)	484,832	4,490,006

Additions	-	-	-	-	1,223,803	(48,162)	1,175,641	1,175,641
Write-offs	(182,001)	164,031	69,859	51,889	-	-	-	51,889
Amortization	-	(449,829)	45,318	(404,511)	-	-	-	(404,511)
Reclassification	-	(183)	-	(183)	(4,739)	-	(4,739)	(4,922)
Transfers	954,571	-	(8,830)	945,741	(954,571)	8,830	(945,741)	-
Transfers to indemnification assets(*)	(407,150)	-	4,285	(402,865)	-	-	-	(402,865)
Effects of changes in foreign exchange rates	(154)	134	-	(20)	-	-	-	(20)

Balances at December 31, 2015	9,082,957	(4,347,442)	(540,290)	4,195,225	994,796	(284,803)	709,993	4,905,218

(*)	The net book value of each asset exceeding the deadline of the concession is allocated as Financial Asset pursuant to Law nº 12,783. See also Note 14.

Special obligations linked to the concession of public electric energy services

Obligations linked to the concession of public electric energy services represent amounts from the Federal Government, States, municipalities and consumers, as well as donations not conditional upon any return in favor of the donor and subsidies intended for investments in the distribution activity. According to Circular Letter no 1,314/2007-SFF/ANEEL, of June 27, 2007, which determines that this registration begins only after the Company’s second tariff review, the amortization started to be recorded in April 2009, based on an average rate.

The obligations linked to concessions, undergoes amortization as from the second tariff review cycle, at the same amortization rates as infrastructure assets of each distribution company, and the average rates of 4.10% p.a. and 3.98% p.a. are adopted for subsidiaries Ampla Energia and COELCE, respectively.

At the end of the concession period, the net replacement value of obligations linked to the concession of public electric energy services will be deducted from the indemnification asset.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

17.	Trade accounts payable and notes payable

	12/31/2015	12/31/2014

Energy supply and transportation
Energy purchase	988,398	760,160
Companhia de Gás do Ceará – CEGÁS	44,578	27,612
Diferencial Eletronuclear	1,440	21,373
Charge for network use	22,871	26,325
Generation - Free energy	10,690	17,942
Related parties (a)	204,953	125,414
Notes payable (b)	-	84,000
Other	4,730	5,051
Materials and services	387,705	316,942

Total	1,665,365	1,384,819

Current	1,530,701	1,258,456
Non-current	134,664	126,363

(a)	Terms and conditions involving related parties are presented in Note 22.

(b)

In December 2014, subsidiary CGTF and Banco Itaú BBA S.A. (“Banco Itaú”) entered into a credit assignment agreement without right of recourse for a maximum amount of R$85,000, transferring to Banco Itaú the partial right to credit due in connection with the electric energy supply service provided to COELCE regarding the invoices for the months of November and December 2014. In order to advance receivables from COELCE, subsidiary CGTF used R$84,000 available in the credit assignment agreement entered into, amount that was settled during 2015.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

18.	Loans and financing

Loans and financing in local and foreign currencies are as follows:

	Debt charges		Principal

	Current		Current		Non-current
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Foreign currency:
Federal Government - Discount bonus (a)	15	9	-	-	4,456	3,031
Federal Government - Participant bonus (a)	83	56	-	-	6,386	4,344

Total foreign currency:	98	65	-	-	10,842	7,375

Local currency:
Eletrobras (b)	250	16	9,902	10,212	37,459	52,006
Banco do Nordeste - Proinfa (c)	232	304	21,237	21,237	47,784	69,022
BNDES FINAME 2012-2013 (d)	41	46	4,121	4,121	26,788	30,909
BNDES FINEM 2012-2013 A (d)	220	238	13,007	12,960	45,523	58,318
BNDES FINEM 2012-2013 B (d)	244	268	13,006	12,960	45,523	58,319
Itaú CCB (e)	6,299	5,070	-	-	150,000	150,000
BNDES (Finame) (f)	4	2	561	236	1,963	1,063
BNDES (Finem seccionamento) (g)	71	39	4,243	2,115	14,850	9,516
BNDES (Capex 2011) (h)	207	245	10,140	10,139	45,626	55,765
BNDES (Capex 2011) (h)	185	230	19,374	19,305	29,062	48,263
BNDES (Capex 2011) (h)	205	258	19,374	19,305	29,062	48,263
BNDES (Capex 2012-2013) (i)	80	92	8,256	8,297	52,977	61,539
BNDES (Capex 2012-2013) (i)	398	431	23,528	23,412	82,349	105,356
BNDES (Capex 2012-2013) (i)	441	484	23,528	23,412	82,348	105,356
Eletrobras (j)	-	2	-	2,941	-	10,923
Eletrobras (k)	-	2	-	2,655	-	7,268
Banco do Brasil S.A. (BB Agropecuário) (l)	6,298	4,692	75,000	-	225,000	300,000
Banco do Brasil S,A. (l)	1,813	1,384	-	-	100,000	100,000
Banco do Brasil S,A. (l)	424	320	-	-	30,000	30,000
BNDES (Capex 2014-2015) A	61	-	7,666	-	76,656	-
BNDES (Capex 2014-2015) B	165	-	7,666	-	76,650	-
Working Capital Santander (m)	-	-	50,474	-	-	-

Total local currency	17,638	14,123	311,083	173,307	1,199,620	1,301,886

Total loans and financing	17,736	14,188	311,083	173,307	1,210,462	1,309,261

Banks	Start date	Maturity	Type of amortization	Guarantees	Financial charges

Foreign Currency:
Federal Government - Discount bonus (a)	08/15/1997	04/11/2024	At the end	Receivables and secured account	USD + Libor + 1.0125% p.a.
Federal Government - Participant bonus (a)	08/15/1997	04/11/2024	At the end	Receivables and secured account	USD + 6.2% p.a.

Local Currency
Eletrobras (b)	03/3/2000	09/30/2023	Monthly	Receivables and promissory note	6.95% p.a.
Banco do Nordeste - FNE (c)	12/29/2004	03/15/2019	Monthly	Guarantee and secured account	10% p.a.
BNDES FINAME 2012-2013 (d)	08/28/2013	06/15/2023	Monthly	Receivables and secured account	3.00% p.a.
BNDES FINEM 2012-2013 A (d)	08/28/2013	06/15/2020	Monthly	Receivables and secured account	TJLP + 2.8% p.a.
BNDES FINEM 2012-2013 B (d)	08/28/2013	06/15/2020	Monthly	Receivables and secured account	TJLP + 3.8% p.a.
Itaú CCB (e)	03/20/2014	03/20/2019	Monthly	-	112%CDI
BNDES (Finame) (f)	03/24/2014	06/15/2020	Monthly	Receivables	3.5%
BNDES (Finem seccionamento) (g)	03/24/2014	06/15/2020	Monthly	Receivables	TJLP + 2.8%
BNDES (Capex 2011) (h)	08/15/2011	06/15/2021	Monthly	Receivables	8.7% p.a.
BNDES (Capex 2011) (h)	08/15/2011	06/15/2018	Monthly	Receivables	TJLP + 2.96%
BNDES (Capex 2011) (h)	08/15/2011	06/15/2018	Monthly	Receivables	TJLP + 3.96%
BNDES (Capex 2012-2013) (i)	08/16/2013	05/15/2023	Monthly	Receivables	3.0%
BNDES (Capex 2012-2013) (i)	08/16/2013	06/15/2020	Monthly	Receivables	TJLP + 2.80%
BNDES (Capex 2012-2013) (i)	08/16/2013	06/15/2020	Monthly	Receivables	TJLP + 3.80%
Eletrobras	11/23/2006	06/30/2021	Monthly	Receivables and promissory note	6.0%
Eletrobras	09/20/2011	09/30/2018	Monthly	Receivables and promissory note	7.0%
Banco do Brasil S,A (j)	11/19/2013	11/14/2019	Annual	-	107% CDI
Banco do Brasil S,A (j)	11/29/2013	11/25/2019	Annual	-	107% CDI
Banco do Brasil S,A (BB Agropecuário) (j)	11/12/2014	11/07/2019	Semiannual	-	107% CDI
BNDES (Capex 2014-2015) A (k)	12/28/2015	12/15/2021	Monthly	Receivables	TJLP + 3.1%
BNDES (Capex 2014-2015) B (k)	12/28/2015	12/15/2021	Monthly	Receivables	SELIC + 3.18%
Working Capital Santander (l)	03/21/2011	06/27/2016	Monthly	-	CDI + 1.80%

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

18.	Loans and financing (Continued)

(a)

Federal Government (Financial agent: Banco do Brasil) - mid and long-term debt (DMLPs) - Acknowledgment of debt to the Federal Government on August 15, 1997. The agreement is divided into 7 (seven) sub loans (three of which have already been settled), bearing interest based on the foreign exchange variation (US dollars).

(b)

Eletrobras - Loan raised for financial coverage of direct costs of construction of the rural electrification program, which is part of the universal access and use of electric energy program “Luz Para Todos”, of the Ministry of Mines and Energy (MME), with funds from RGR and CDE.

(c)

Banco do Nordeste do Brasil - Program to Foster Alternative Electric Energy Sources (Proinfra): The subsidiary COELCE entered into an agreement with Banco do Nordeste do Brasil to finance fixed assets investments, with funds from the Constitutional Fund to Finance the Northeastern Region (FNE)/Proinfra.

(d)

BNDES FINAME/FINEM: Financing for investment plan 2012/2013 of subsidiary COELCE taken out on June 28, 2013, amounting to R$217,185, through credit union led by Itaú with transfer of funds from BNDES. Until December 31, 2015, BNDES had transferred 89% of the total amount.

(e)	Bank credit bond - Itaú: Loan maturing in March 2019, as working capital for financial support to subsidiary COELCE and used to cover operating costs.

(f)

BNDES Finame: Financing, totaling R$3,296, for the acquisition of machinery and equipment necessary for implementing reinforcements in the electric grid of subsidiary CIEN, by sectioning transmission line Garabi II, which was taken out from Itaú, with funds raised from BNDES. Through to December 31, 2015, subsidiary CIEN had used 89% of the amount taken out.

(g)

BNDES Finem seccionamento: Financing, amounting to R$29,520, destined to the project of implementation of reinforcements in the electric grid of subsidiary CIEN, by sectioning transmission line Garabi II, which was taken out from Itaú, with funds raised from BNDES. Through December 31, 2015, subsidiary CIEN had used 75% of the amount taken out.

(h)

BNDES Capex 2011: Financing amounting to R$331,397 for investment plan 2010/2011 of subsidiary Ampla Energia, contract with credit union led by Itaú, with funds transferred from BNDES. Through to December 31, 2015, subsidiary Ampla Energia took out 90% of the contractual amount.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

18.	Loans and financing (Continued)

(i)

BNDES Capex: 2012/2013: Financing amounting to R$450,171, for 2012/2013 investment plan of subsidiary Ampla Energia, agreed with credit union led by Itaú, with funds transferred from BNDES, Until December 31, 2015, subsidiary Ampla Energia had used 79% of the amount taken out.

(j)

Bank Credit Note (Banco do Brasil): Loan maturing in November 2019, in the modality of Agrarian Credit for the financial support of the subsidiary Ampla Energia and COELCE used for the repayment of previous debts.

(k)

Financing amounting to R$562,101, for 2014/2015 investment plan of subsidiaries Ampla Energia and COELCE, except for the acquisition of machinery and equipment, agreed with Itaú, with funds transferred from BNDES. Until December 31, 2015, the subsidiaries had taken out 30% of the contractual amount.

(l)	Working Capital Santander: with Banco Santander, used as subsidiary COELCE’s working capital.

In connection with the loans taken out from the Brazilian Development Bank (BNDES), Banco do Brasil, Banco Itaú and working capital operations, subsidiaries COELCE, Ampla Energia and CIEN undertook to comply with the following obligations during effectiveness of the agreements, which were adequately complied with at December 31, 2015:

Bank	Financial obligations	Rate	Periodicity

BNDES/FINEM/Itaú CCB	Net financial debt / EBITDA (maximum)	3.50	Semiannual
BNDES/FINEM/Itaú CCB	Net financial debt / Net financial debt + Equity (maximum)	0.60	Semiannual
BNDES (Capex 2012-2013 and 2014-2015)	Net bank debt / EBITDA (maximum)	3.50	Annual
BNDES (Capex 2012-2013 and 2014-2015)	Net bank debt / Net financial debt + Equity (maximum)	0.60	Annual
Banco do Brasil S.A.	Net financial debt / EBITDA (maximum)	3.00	Semiannual

(*)	EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

On December 31, 2015, the subsidiaries were in compliance with these obligations, except for the ratio “Net Financial Debt/ EBITDA” for which the subsidiary Ampla Energia obtained a waiver from the financing banks, valid as of December 31, 2015, which also formalized a modification to the covenant with respect to future periods.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

18.	Loans and financing (Continued)

The contractual repayment of the amount of principal of long-term loans and financing, without the effects of swap transactions carried out, is as follows:

Year	12/31/2015	12/31/2014

2016	-	247,913
2017	367,682	340,041
2018	347,714	318,764
2019	311,778	280,789
2020	98,151	68,460
After 2020	85,137	53,294

Total	1,210,462	1,309,261

The changes in loans and financing without the effects of funding costs are as follows:

	Local currency		Foreign currency
	Current	Non-current	Current	Non-current	Total

At December 31, 2013	228,975	1,018,355	32,869	95,101	1,375,300
Additions	131,477	463,126	-	-	594,603
Interest accrued	109,070	-	7,069	-	116,139
Interest accrued paid	(98,712)	-	(276)	-	(98,988)
Monetary and exchange variation	-	37	12,684	864	13,585
Transfers	179,632	(179,632)	88,590	(88,590)	-
Swap transaction gain/losses	-	-	(7,545)	-	(7,545)
Amortization	(363,012)	-	(133,326)	-	(496,338)

At December 31, 2014	187,430	1,301,886	65	7,375	1,496,756

Additions	338,147	67,088	-	-	405,235
Interest accrued	152,356	-	390	-	152,746
Interest accrued paid	(148,837)	-	(402)	-	(149,239)
Monetary and exchange variation	-	1,687	-	3,512	5,199
Transfers	171,041	(171,041)	45	(45)	-
Amortization	(371,416)	-	-	-	(371,416)

At December 31, 2015	328,721	1,199,620	98	10,842	1,539,281

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.	Debentures

		12/31/2015			12/31/2014
		Principal			Principal
Description	Companies	Charges	Current	Non-current	Charges	Current	Non-current

1st Series 3rd Issue	COELCE	1,575	52,000	-	2,613	52,000	52,000
1st Series 6th Issue	Ampla Energia	369	58,500	-	508	58,500	58,500
1st Series 7th Issue	Ampla Energia	624	50,000	50,000	428	-	100,000
1st Series 8th Issue	Ampla Energia	11,050	-	150,000	8,392	-	150,000
2nd Series 3rd Issue	COELCE	5,537	131,522	263,073	5,105	-	356,970
2nd Series 6th Issue	Ampla Energia	10,576	82,307	164,613	9,638	-	223,375
2nd Series 7th Issue	Ampla Energia	12,593	-	385,551	11,476	-	348,788
2nd Series 8th Issue	Ampla Energia	11,050	-	150,000	8,392	-	150,000
(-) Cost to be amortized		-	(1,547)	(3,176)	-	(1,583)	(4,723)

Total with no effect of swap transactions		53,374	372,782	1,160,061	46,552	108,917	1,434,910

Swap transaction gain/losses		-	(5,068)	(5,385)	-	(844)	(15,365)

Total debentures		53,374	367,714	1,154,676	46,552	108,073	1,419,545

Changes in debentures:

	Current	Non-current	Total

At December 31, 2013	25,415	1,168,765	1,194,180

Funds raised	-	300,000	300,000
Accrued interests	117,542	-	117,542
Interest accrued paid	(98,466)	-	(98,466)
Transfer of terms	110,500	(110,500)	-
Monetary restatement	-	57,801	57,801
Transfer - transaction cost	(101)	101	-
Allocation of transaction cost	257	(976)	(719)
Swap transaction gain/losses	(522)	4,354	3,832

At December 31, 2014	154,625	1,419,545	1,574,170

Accrued interests	152,499	-	152,499
Interest accrued paid	(145,671)	-	(145,671)
Transfer of terms	370,072	(370,072)	-
Monetary restatement	-	97,929	97,929
Repayment of principal	(110,502)	-	(110,502)
Transfer - transaction cost	(1,547)	1,547	-
Allocation of transaction cost	1,583	-	1,583
Swap transaction gain/losses	29	5,727	5,756

At December 31, 2015	421,088	1,154,676	1,575,764

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.	Debentures

Characteristics of debenture issues:

COELCE

Characteristics	3rd Issue - 1st Series	3nd Issue - 2nd Series

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,400 simple debentures	29,600 simple debentures
Par value	R$10	R$10
Issue date	October 15, 2011	October 15, 2011
Initial maturity	October 15, 2015	October 15, 2016
Maturity	October 15, 2016	October 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI+0.97% p.a.	6.85%pa
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

Ampla Energia

Characteristics	1st Series - 6th Issue	2nd Series - 6th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	11,700 simple debentures	18,300 simple debentures
Par value	R$10	R$10
Issue date	June 15, 2011	June 15, 2011
Initial maturity	June 15, 2015	June 15, 2016
Maturity	June 15, 2016	June 15, 2018
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.20% p.a.	IPCA + 7.90% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2015 and 2016	2016, 2017 and 2018

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.	Debentures (Continued)

Characteristics of debenture issues: (Continued)

Ampla Energia (Continued)

Characteristics	1st Series - 7th Issue	2nd Series - 7th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	10,000 simple debentures	30,000 simple debentures
Par value	R$10	R$10
Issue date	June 15, 2012	June 15, 2012
Initial maturity	June 15, 2016	June 15, 2017
Maturity	June 15, 2017	June 15, 2019
Monetary restatement	No restatement	IPCA
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.02% p.a.	IPCA + 6.00% p.a.
Interest payment	Semiannual	Annual
Repayment	Two annual installments	Three annual installments
Repayment date	2016 and 2017	2017, 2018 and 2019

Characteristics	1st Series - 8th Issue	2nd Series - 8th Issue

Convertibility	Simple debentures non-convertible into shares	Simple debentures non-convertible into shares
Type	Unprivileged	Unprivileged
Type and form	Registered book-entry debentures, with no issue of certificates	Registered book-entry debentures, with no issue of certificates
Number of securities	15,000 simple debentures	35,000 simple debentures
Par value	R$10	R$10
Issue date	July 16, 2014	July 16, 2014
Initial maturity	July 15, 2017	July 15, 2017
Maturity	July 15, 2019	July 15, 2019
Monetary restatement	No restatement	No restatement
Rescheduling	No rescheduling	No rescheduling
Remuneration	CDI + 1.45% p.a.	CDI + 1.45% p.a.
Interest payment	Semiannual	Semiannual
Repayment	Three annual installments	Three annual installments
Repayment date	2017, 2018 and 2019	2017, 2018 and 2019

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

19.	Debentures (Continued)

In 2015 the subsidiary Ampla Energia obtained the approval of the Bondholders to change the formula applied to calculate the covenants.

In accordance with the indenture of debentures, the subsidiaries COELCE and Ampla Energia are subject to maintaining certain financial ratios, calculated quarterly, based on their financial statements. As of December 31, 2015, the subsidiaries Ampla Energia and COELCE are compliant with these ratios in the evaluation of their Management.

Issue	Financial obligations	Rate

3rd issue – COELCE	Net financial debt/EBITDA (maximum)	2.50
3rd issue – COELCE	EBITDA/Net financial debt (minimum)	2.75
6th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	3.75
6th issue - Ampla Energia	EBITDA/Net financial expenses (minimum)	1.75
7th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	3.75
7th issue - Ampla Energia	EBITDA/Net financial expenses (minimum)	1.75
8th issue - Ampla Energia	Net financial debt/EBITDA (maximum)	3.75
8th issue - Ampla Energia	Net financial debt/ Net financial expenses (minimum)	0.60

Contractual amortization of long-term debentures is as follows:

	2017	2018	After 2018	Total

1st Series - 7 th Issue - Ampla Energia	50,000	-	-	50,000
1st Series - 8 th Issue - Ampla Energia	50,000	50,000	50,000	150,000
2nd Series - 3 rd Issue – COELCE	131,522	131,551	-	263,073
2nd Series - 6 th Issue - Ampla Energia	82,307	82,306	-	164,613
2nd Series - 7 th Issue - Ampla Energia	128,517	128,517	128,517	385,551
2nd Series - 8 th Issue - Ampla Energia	50,000	50,000	50,000	150,000
(-) Transaction costs	(1,161)	(1,020)	(995)	(3,176)

Total to be amortized	491,185	441,354	227,522	1,160,061

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks

General considerations

The Enel Group has policies to mitigate financial risks and adopts operating and financial strategies to ensure liquidity, security and profitability of its assets. For this purpose, it maintains managerial systems for controlling and monitoring its financial transactions and corresponding amounts, in order to monitor the risks and rates charged by the market.

Risk factors

a)	Foreign exchange rate risk

This risk arises from the possibility of the Enel Group to incur losses due to fluctuations in foreign exchange rates, which increase financial expenses and liability balances of loans and financing in foreign currency taken out in the market.

The following table presents the carrying amount of foreign currency liabilities that are not hedged by currency swap instruments:

	Liabilities
	12/31/2015	12/31/2014	12/31/2013

US dollars	10,940	7,440	90,067

We set out below a sensitivity analysis chart related to the impacts on net income of the Enel Group if the variation of the exchange rate in 2015 were equal to that expected for 2016, according to projections based on the forward dollar curve of the BM&F (Brazilian Mercantile & Futures Exchange):

		Effects
12/31/2015	Increase	On income statement

US dollars	4.29%	(167)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Risk factors (Continued)

b)	Interest rate risk

This risk arises from the possibility of the Enel Group to incur losses due to fluctuations in interest rates or other debt indices, such as inflation rates, which would increase the financial expenses related to loans and financing taken out in the market, In order to minimize this risk, the Group prioritizes loans taken out at fixed rates (BNB and Eletrobras) and linked to other indices less volatile to financial market fluctuations, such as the Long - Term Interest Rate - TJLP (BNDES).

In order to avoid risks with changes in market indexes, the loans indexed to floating rate had their rates fixed through swap contracts, to hedge against the risk of rate fluctuation. The adjustment to the debit and credit of this operation is recorded in the income statement.

The table below shows the sensitivity analysis related to the impact on the Group’s net income if variations in interest rates and inflation rates for 2015 were equal to those expected for 2016, according to projections based on the forward curve of the BM&F:

		Effects
12/31/2015	Increase/ reduction	On income statement	On equity

Financial liabilities
CDI	0.59%	(9,548)	(9,548)
IPCA	8.90%	(3,070)	(3,070)

Total		(12,618)	(12,618)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Risk factors (Continued)

c)	Credit risk

The risk arises from the possibility of Enel subsidiaries to incur losses due to the difficulty in collecting amounts billed to their customers. This risk is assessed as low by the subsidiaries due to the diversification in the number of customers and the collection policy and cutting of electricity supply to customers in default. The allowance for doubtful accounts is established in an amount deemed sufficient by management of the Enel Group to cover possible risks of realization of accounts receivable.

d)	Accelerated debt maturity risk

Some subsidiaries have loans and financing agreements and debentures with covenants that, in general, require the maintenance of economic and financial ratios at certain levels (financial covenants). Failure to comply with these covenants may result in acceleration of debt maturity. These restrictions are adequately monitored and do not restrict the subsidiaries’ capacity to carry out their normal business. Currently, for the debt ratios that are not at levels below the limits established by the financial covenants, the Enel Group has obtained a waiver from the respective counterparty banks, as disclosed in Note 18.

e)	Risk of revision and supply tariff adjustment

Tariff adjustment and revision processes are secured by agreement and rely on previously set methodologies. Changes to the methodology in force should be extensively discussed and supported by contributions by Group companies, concessionaires and other agents in the industry.

In case an unforeseeable event affects the economic and financial balance of the concession, Ampla Energia and COELCE may justify and require the Regulator to open an Extraordinary Tariff Revision, and it shall be at the Regulator’s discretion to determine whether or not such revision should be made. ANEEL itself also may carry out Extraordinary Revisions in case of introduction, change or exclusion of charges and/or taxes to be passed on to tariffs.

f)	Capital risk management

The Enel Group manages its capital to ensure continuity of its normal activities, while maximizing the return to all parties interested or involved in its operations by optimizing the debt and equity balances. The capital structure of the Enel Group is formed by net indebtedness (loans detailed in Notes 18 and 19, deducting cash and cash equivalents and temporary cash investments detailed in Notes 5 and 6), as well as by equity of the Group.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Risk factors (Continued)

f)	Capital risk management (Continued)

	12/31/2015	12/31/2014

Debt	3,115,045	3,070,926
Cash and cash equivalents + Marketable securities	(715,564)	(1,094,384)

Net debt (a)	2,399,481	1,976,542
Equity (b)	7,542,555	7,112,912

Net indebtedness ratio (a/[a+b])	24%	22%

(a)

Net debt is represented by total outstanding loans, financing and debentures, including portions of current and non-current liabilities, net of balances of cash and cash equivalents and marketable securities. See more details in Notes 5, 6, 18 and 19.

(b)	Equity includes all capital and reserves of the Group.

g)	Liquidity risk

The Enel Group’s liquidity is managed through the monitoring of forecast and actual cash flows in order to meet possible cash needs in the short-term. So as to ensure the capacity of paying its obligations in a conservative manner, the management of temporary cash investments has focused on very short-term instruments, primarily with daily maturities in order to provide maximum liquidity.

The tables below present information on future maturities of loans, financing and debentures that are being considered in the projected cash flows of the Enel Group (including interest and principal):

	Less than one month	From one to three months	From three months to one year	From one to five years	Over five years	Total

December 31, 2015
Fixed interest loans and financing	7,320	12,448	55,089	213,881	54,416	343,154
Variable interest loans and financing	63,732	36,411	280,599	1,985,543	71,984	2,438,269
Debentures	22,852	-	495,462	1,380,667	-	1,898,981

	93,904	48,859	831,150	3,580,091	126,400	4,680,404

December 31, 2014
Fixed interest loans and financing	6,765	14,118	61,517	263,033	89,265	434,698
Variable interest loans and financing	10,219	37,003	168,788	1,216,925	40,516	1,473,451
Debentures	17,112	-	228,709	1,739,708	-	1,985,529

	34,096	51,121	459,014	3,219,666	129,781	3,893,678

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Risk factors (Continued)

g)	Liquidity risk (Continued)

The tables below present the amounts forecast for the next maturity of hedging instruments that are also considered in the cash flows for subsidiaries Ampla Energia, COELCE and CGTF:

	Less than one month	From one to three months	From three months to one year	From one to five years	Total

December 31, 2015
NDF BRL x USD (CGTF)	(117)	(2,456)	(2,327)	-	(4,900)
Interest rate swap (Ampla Energia and Coelce)	-	-	(7,743)	(1,632)	(9,375)

	(117)	(2,456)	(10,070)	(1,632)	(14,275)

December 31, 2014
Interest rate swap (Ampla Energia and Coelce)	-	-	(8,586)	(3,032)	(11,618)

	-	-	(8,586)	(3,032)	(11,618)

In order to avoid any emergency cash need, the Group uses overdraft facilities that it has taken out as a short-term cash source. We set out below the table on the final position at December 31, 2015 and December 31, 2014 regarding the use of this facility:

Secured account	12/31/2015	12/31/2014

Agreed	410,000	485,000

Valuation of financial instruments

In order to determine the fair value of loans and financing, the Enel Group’s management used discounted future cash flows at rates deemed as fair to carry out new operations in the market. Regarding the fair value of debentures the quotations traded on the secondary market were adopted.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Hierarchical fair value

There are three levels for the classification of fair value relating to financial instruments and hierarchical level is considered to define priority for unadjusted quoted prices in an active market for financial assets or liabilities. The classification of hierarchical levels may be presented as outlined below:

•	Level 1 - Data from an active market (unadjusted quoted price) allowing daily access including on the date of fair value measurement.

•	Level 2 - Data different from that from the active market (unadjusted quoted price) included in Level 1, extracted from the pricing model based on observable market data.

•	Level 3 - Data from a pricing model based on unobservable market data.

			12/31/2015		12/31/2014
	Category	Level	Book value	Fair value	Book value	Fair value

Assets
Cash and cash equivalents	Fair value through P&L	2	509,396	509,396	864,071	864,071
Marketable securities	Fair value through P&L	2	206,168	206,168	230,313	230,313
Guarantees deposits	Loans and receivables	2	91,386	91,386	82,372	82,372
Consumers, concessionaires and permittees, net	Loans and receivables	2	2,012,178	2,012,178	1,368,336	1,368,336
Derivative financial instruments	Loans and receivables	2	10,453	10,453	16,209	16,209
Account receivables from Portion A and other financial items	Loans and receivables	2	841,451	841,451	722,198	722,198
Indemnification assets (concession)	Available for sale	3	2,722,423	2,722,423	2,125,968	2,125,968

Liabilities
Loans and financing in local currency	Loans and receivables	2	1,528,341	1,419,864	1,489,316	1,473,502
Debentures in local currency	Loans and receivables	2	1,586,217	1,554,540	1,590,379	1,592,056
Loans and financing in foreign currency	Loans and receivables	2	10,940	9,406	7,440	7,034
Derivative financial instruments - (energy purchase)	Loans and receivables	2	4,712	4,712	-	-
Trade accounts payable	Loans and receivables	2	1,665,365	1,665,365	1,384,819	1,384,819

The amounts of the curve and market value of the derivative instrument (swap) of December 31, 2015 are as follows:

Derivative	Curve value	Market value (book)	Diference

COELCE
Swap DI x PRÉ 08.11.12 HSBC Bank Brasil S.A.	598	3,156	2,558
Ampla Energia
Swap DI x PRÉ 03.09.12 HSBC Bank Brasil S.A.	205	5,591	5,386
Swap DI x PRÉ 08.11.12 HSBC Bank Brasil S.A.	135	1,706	1,571
CGTF
NDF BRL x USD Itaú	(4,900)	(4,712)	188

Total	(3,962)	5,741	9,703

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Hierarchical fair value (Continued)

The estimated market value of swap transactions was determined based on the discounted present value of future cash flows model, discounted at market rates presented by the BM&F as of December 31, 2015.

At December 31, 2015 and December 31, 2014, the Group had swap operations, as shown below:

COELCE

				Notional values
Counterparty	Agreement date	Maturity date	Position	12/31/2015	12/31/2014

HSBC Bank Brasil S.A.	11/8/2012	10/17/2016	CDI + 0.97% p.a. 9.43% p.a.	(3,156)	(5,569)

Ampla Energia

				Notional values
				Local currency
Counterparty	Agreement date	Maturity date	Position	12/31/2015	12/21/2014

HSBC Bank Brasil S.A.	09/03/2012	06/16/2017	CDI + 1.02% p.a. 10.05% p.a.	(5,591)	(6,235)

HSBC Bank Brasil S.A.	11/08/2012	06/16/2016	CDI + 1.20% p.a. 9.59% p.a.	(1,706)	(4,405)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

20.	Financial instruments and operational risks (Continued)

Hierarchical fair value (Continued)

CGTF

					Notional values
					Foreign Currency	Local Currency		Fair Value		Accumulated effect up to 12/31/2015
Description	Contraparty	Agreement date	Maturity date	Position	12/31/15	12/31/15		12/31/15		Receivables or received	Payables or Paid
NDFs

(+) Asset				USD	USD 4,360	R$	17,016	R$	17,358	-		-
(-) Liability	Itaú	18/09/15	22/01/16	BRL				R$	17,473	-		-

(=) Adjustment								(R$	115)	-	(R$	115)

(+) Asset				USD	USD 4,654	R$	18,162	R$	18,325	-		-
(-) Liability	Itaú	28/09/15	22/02/16	BRL				R$	19,548	-		-

(=) Adjustment								(R$	1,223)	-	(R$	1,223)

(+) Asset				USD	USD 4,353	R$	16,990	R$	17,067	-		-
(-) Liability	Itaú	28/09/15	22/03/16	BRL				R$	18,229	-		-

(=) Adjustment								(R$	1,162)	-	(R$	1,162)

(+) Asset				USD	USD 4,654	R$	18,162	R$	18,166	-		-
(-) Liability	Itaú	28/09/15	22/04/16	BRL				R$	19,432	-		-

(=) Adjustment								(R$	1,266)	-	(R$	1,266)

(+) Asset				USD	USD 3,152	R$	12,303	R$	12,184	-		-
(-) Liability	Itaú	28/09/15	22/05/16	BRL				R$	13,129	-		-

(=) Adjustment								(R$	945)	-	(R$	945)

21.	Taxes payable

	12/31/2015	12/31/2014

State Value-Added Tax - ICMS	249,977	67,091
Income tax and social contribution	159,687	33,702
Services Tax - ISS	4,766	4,402
Contribution Tax on Gross Revenue for Social Integration Program – PIS	13,849	5,933
Contribution Tax on Gross Revenue for Social Security Financing - COFINS	64,859	27,568
PIS/COFINS/IRRF/CSRF (withheld at source)	4,344	3,243
Social contributions	9,024	4,292
Other taxes and contributions	59,059	27,174

Total	565,565	173,405

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

Years ended December 31, 2015, 2014 and 2013

(In thousands of reais, unless otherwise stated)

22.	Related parties

The Enel Group carries out operations with related parties that belong to the same economic group, and the balances, nature and total of transactions and effects on the consolidated financial statements are as follows:

				12/31/2015					12/31/2014
Companies	Ref.	Type of transaction	Current assets	Non-current assets (*)	Current liabilities (*)	Non-current liabilities (*)	Revenues (expenses)	Intangible assets	Non-current assets (*)	Current liabilities (*)	Non-current liabilities (*)	Revenues (expenses)	Intangible assets

Fundação COELCE de Seguridade Social – FAELCE		Acknowledgment of debt	-	-	-	-	-	-	-	770	-	-	-
	(a.1)	Pension plan	-	-	2,040	85,396	(8,882)	431	-	-	90,312	(2,719)	406
Fundação Brasiletros	(a.2)	Pension plan	-	-	-	491,635	(44,757)	-	-	-	445,033	(47,753)	-
CEMSA - Comercializadora de Mercosur S.A.	(b)	Energy transportation	-	92,252	-	93,270	4,604	-	86,686	-	86,182	20,527	-
Endesa Costanera S.A.	(b)	Energy transportation	-	34,855	-	34,594	1,855	-	33,011	-	32,324	7,557	-
Enel Energy Europe	(c)	Services rendered	-	-	2,143	-	(2,143)	-	-	2,894	-	(3,718)	-
Enel Ingegneria e Innovazione	(d)	Services rendered	-	-	-	-	-	-	-	2,417	-	(630)	-
Enel Green Power Desenvolvimento Ltda,		Services rendered	-	-	-	-	-	-	-	1,597	-	-	-
Enel SPA	(e)	Services rendered	-	-	67,060	-	(67,060)	-	-	-	-	-	-
EGP – Joana Eólica		Energy transportation	3	-	-	-	37	-	-	-	-	-	-
EGP – Modelo i Eólica		Energy transportation	3	-	-	-	36	-	-	-	-	-	-
EGP – Modelo II Eólica		Energy transportation	3	-	-	-	32	-	-	-	-	-	-
EGP – Primavera Eólica		Energy transportation	2	-	-	-	28	-	-	-	-	-	-
EGP – São Judas Eólica		Energy transportation	2	-	-	-	27	-	-	-	-	-	-
EGP – Cristal Eólica		Energy transportation	2	-	-	-	28	-	-	-	-	-	-
EGP – Emiliana Eólica		Energy transportation	3	-	-	-	40	-	-	-	-	-	-
EGP – Pau Ferro Eólica		Energy transportation	2	-	-	-	18	-	-	-	-	-	-
EGP – Pedra do Gerônimo Eólica		Energy transportation	2	-	-	-	18	-	-	-	-	-	-
EGP – Tacaicó Eólica		Energy transportation	2	-	-	-	11	-	-	-	-	-	-
EGP – Soluções Energéticas		Energy transportation	-	-	-	-	2	-	-	-	-	-	-
EGP – Maniçoba Eólica		Energy transportation	3	-	-	-	14	-	-	-	-	-	-
EGP – Esperança Eólica		Energy transportation	3	-	-	-	13	-	-	-	-	-	-
EGP – Damascena Eólica		Energy transportation	3	-	-	-	14	-	-	-	-	-	-
Enel Green Power Participações Ltda.		Energy transportation	168	-	7,886	-	(71,007)	-	-	-	-	-	-

			201	127,107	79,129	704,895	(187,072)	431	119,697	7,678	653,851	(26,736)	406

(-) Pension plan			-	-	(2,040)	(577,031)	-	-	-	(770)	(535,345)	-	-

Total related parties			201	127,107	77,089	127,864	(187,072)	431	119,697	6,908	118,506	(26,736)	406

*	Those amounts are presented as accounts receivable (see Note 7), trade payables (see Note 17), post-employment benefits (see note 26).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

22.	Related parties (Continued)

The main conditions related to transactions between related parties are described below:

a)	Private pension obligations

a.1)	Private Pension - FAELCE

Subsidiary COELCE, as the sponsor of FAELCE, performs monthly transfers for the financial maintenance of FAELCE and makes contributions to the actuarial reserve for private pension plans of employees of subsidiary COELCE, classified as for “Defined Benefits” and “Defined Contribution”. For further details, see Note 26.

a.2)	Fundação Ampla de Seguridade Social - BRASILETROS

Subsidiary Ampla Energia, as the sponsor of Fundação Ampla de Seguridade Social - BRASILETROS, performs monthly transfers for the maintenance of that entity and financial contributions to the actuarial reserve of the private pension plans of employees of the subsidiary classified as PCA (Supplementary Private Pension Plan) and PACV (Private Pension Plan with Variable Contribution). For further details, see Note 26.

b)	CEMSA - Comercializadora del Mercosur S.A. and Endesa Costanera S.A.

The accounts payable with CEMSA and Costanera in the amounts of R$124,864 as at December 31, 2015 (R$118,506 for 2014) are due to the purchase of electricity for resale in the Brazilian market held in previous years. The balances are financially updated on a monthly basis, incurring also the currency fluctuations, as the contract was settled on US dollars.

c)	Enel Energy Europe

The Company has a contract with Enel Energy Europe referring to software licensing, implementation and maintenance services.

This agreement totaled R$4,219 as services cost for the year ended December 31, 2015 (R$3,718 and R$3,208 for 2014 and 2013, respectively), and the corresponding liability of R$4,219 at December 31, 2015 (R$2,894 for 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

22.	Related parties (Continued)

d)	Enel S.p.A.

The Group has a contract with Enel S.p.A. relating to technology services, structure and availability of human resources.

Management Compensation

The Group’s compensation paid to the key management personnel for the year ended December 31, 2015 totaled R$14,330 (R$12,468 for 2014), which refers to short-term benefits. Management compensation paid by the Group for the year ended December 31, 2015 aggregated R$50,522 (R$38,217 in 2014).

23.	Provision for tax, civil and labor risks

Management believes that all provisions set up are sufficient to cover any losses from the proceedings pending trial. Based on the opinion of legal counsel, a provision was set up for all legal proceedings of which the chances of loss were estimated as probable for the Group.

a)	Provisions for probable contingent liabilities

Below is a statement showing the changes in provisions for contingencies at December 31, 2015, compared to prior periods:

Description	12/31/2014	Additions	Disposals / reversals	Monetary restatement	Payment	12/31/2015

Labor (i)	190,935	34,445	(26,351)	40,585	(17,697)	221,917
Civil (ii)	313,126	122,190	(68,071)	100,534	(85,881)	381,898
Tax (iii)	31,948	-	-	2,680	(610)	34,018
Regulatory (iv)	127,887	7,326	(2,243)	2,529	(38,573)	96,926
Environmental (v)	3,000	-	-	-	-	3,000

Total	666,896	163,961	(96,665)	146,328	(142,761)	737,759

Description	12/31/2013	Additions	Disposals / reversals	Monetary restatement	Payment	12/31/2014

Labor (i)	186,506	49,068	(44,161)	16,590	(17,068)	190,935
Civil (ii)	292,883	122,203	(63,712)	42,907	(81,155)	313,126
Tax (iii)	68,341	1,566	(1,407)	(17,882)	(18,670)	31,948
Regulatory (iv)	87,877	-	-	59,627	(19,617)	127,887
Environmental (v)	3,000	-	-	-	-	3,000

Total	638,607	172,837	(109,280)	101,242	(136,510)	666,896

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

a)	Provisions for probable contingent liabilities (Continued)

(i)	Labor risks

They refer to various labor suits claiming, among others, indemnification for damages, reinstatement to work, overtime pay, risk exposure additional, severance pay and salary pay differences. In addition, there are suits relating to employees of subcontractors who claim employment relationship with the subsidiaries and equalization with rights of employees of such subsidiaries.

(ii)	Civil risks

These encompass civil lawsuits, including consumer-related matters, in which the subsidiaries are defendants, and a significant portion of the provision is linked to proceedings claiming indemnification for accidents with electricity, compensation for tariff adjustment allegedly illegal and less complex proceedings pending trial by small claims courts.

The remaining provision balance is divided into lawsuits claiming indemnification for damages due to voltage fluctuation in electricity supply, disruption of supply, improper collection of amounts and others in connection with consumer-related matters.

(iii)	Tax risks

Ampla Energia:

Rio de Janeiro State filed a Tax Enforcement Claim to collect tax debts arising from alleged tax underpayment, from February 1999 to September 2000, amounting to R$12,326 at December 31, 2015 (R$11,694 in 2014).

Tax notices issued by the Rio de Janeiro State for collection of State value-added tax (ICMS), for the period from December 1996 to November 1998, and November 1998 to March 1999, arguing that assets acquired for fixed assets purposes were not related to the subsidiary’s business activity. Such case is accrued for in the total amount of R$4,991 (R$4,771 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

a)	Provisions for probable contingent liabilities (Continued)

(iv)	Regulatory Risk

Ampla Energia

Punitive regulatory proceedings are regulated by ANEEL Administrative Ruling No, 063/2004. The penalties provided for in the regulation range from warning to revocation of the concession or permission.

Initially, the subsidiary is served a notice by the regulator about any nonconformity identified. The subsidiary will have 15 days to respond to such notice. Subsequently, if any irregularities are confirmed, a violation notice is issued with penalties to nonconformities. The subsidiary will have 10 days to file an appeal.

These penalties are applicable to all agents of the electric energy industry and calculated based on billing.

(v)	Environmental Contingencies

CDSA

The provision made in the amount of R$3,000 refers to the environmental lawsuit filed in 2001 by the Goiás State Office of the Public Prosecutor against CDSA, pending trial in the judicial district of Cachoeira Dourada, for alleged damages caused by the installation of the dam where the hydroelectric Power plant of Cachoeira Dourada was built.

Lower trial court’s judgment was rendered in favor of CDSA, which was reversed by the Appellate Court, determining conduction of an expert inspection to determine any possible damages. CDSA filed a special appeal against the judgment.

Legal advisors, conservatively, recommended recognizing a provision, in view of the case nature and taking into account professional experience in similar cases involving environmental damage with resolution negotiated with the Office of the Public Prosecutor.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss

There are proceedings against the Enel Group of tax, civil and labor nature, for which a provision has not been recognized, since they involve risk of loss classified by management and its legal counsel as possible, which total approximately R$4,606,082 at December 31, 2015 (R$4,310,892 in 2014).

(i)	Labor risks

The main labor cases are related to overtime payment, job reinstatement, secondary and joint liability, salary differences, severance pay, indemnification for pain and suffering and material damage, accidents at work, etc.

(ii)	Civil risks

The legal position of subsidiaries includes civil lawsuits mostly claiming from defendant indemnification for pain and suffering and material damages.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(ii)	Civil risks

CIEN

Tractebel Energia S.A. (“Tractebel”)

Tractebel filed an ordinary action claiming alleged noncompliance, by CIEN, with the “Sale Agreement of 300MW of Firm Power and Associated Energy from Argentina” executed on October 20, 1999, by and between CIEN and Centrais Geradoras do Sul do Brasil S.A. (Gerasul), and Tractebel as its successor, According to this action, Tractebel requests that CIEN be condemned to pay the termination fine in the estimated amount of R$117 million, in addition to penalties alleged applicable for non-availability of “firm power and associated energy”, of which the amounts would be calculated at the stage of liquidation of the award and cannot be currently estimated, Also according to this action, Tractebel ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Tractebel itself, from any regulatory penalties, since they have recognized that the crisis in Argentina was a factor alien to CIEN’s will and beyond its control, CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations, The claim is currently suspended until the outcome of another legal claim involving the parties, whose matter impairs the development of the former.

Furnas - Centrais Elétricas S.A. (“Furnas”)

Furnas filed an ordinary action claiming alleged noncompliance by CIEN with the “Agreement for Firm Power with Associated Energy”, executed on May 5, 1998, to acquire 700 MW from Argentina, According to the action, Furnas requests that CIEN be condemned to pay the termination fine in the estimated amount of R$520 million and refunds and penalties of which the amounts would be calculated in the stage of liquidation of the award and these cannot be currently determined, Also, according to the action, Furnas ignored the widely acknowledged current crisis in Argentina, which started in 2005, and its effects on said agreement and the ongoing statements made by the applicable Brazilian authorities who released CIEN, and its clients, including Furnas itself, from any regulatory penalties, since they have recognized that the crisis in Argentina was a factor alien to CIEN’s will and beyond its control, CIEN has challenged the action and alleged “force majeure” event preventing the performance of contractual obligations, The claim was ruled not to have grounds in relation to all claims filed by Furnas, Within the deadline to file an appeal, a petition was presented by Furnas, currently pending decision, CIEN has not yet had access to the contents of such petition.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks

Enel Brasil

Notices of delinquency - Brazilian IR

In 2014, the Brazilian IRS served a notice of delinquency requiring the collection of income tax on dividends supposedly distributed in excess in 2009 and 2010. The Company filed a protest letter and waits for the decision to be handed down at the Brazilian IRS appellate division level. The relevant amount, updated at December 31, 2015, is R$233,300 (R$212,334 in 2014).

Notices of delinquency — PIS/Cofins

In 2006, the Brazilian IRS filed two tax assessments for the collection of PIS and Cofins on interest on equity and other financial income, earned from 2001 to 2005. In the first administrative level, infraction notices were judged partially founded, rejected in relation to financial income.

In the face of facts and administrative law, the company in August 2014 paid the portion considered as probable loss (amounts related to PIS and Cofins on interest on equity) equal to the amount required under the REFIS in accordance with Law No. 12,996 / 14.

The remaining portion of the notices of delinquency whose likelihood of loss was rated as possible, amounts to R$21,756 for Cofins (R$19,425 in 2014) and R$3,080 for PIS (R$2,750 in 2014) on financial income earned during the effectiveness of Law nº 9,718/98 and after the effectiveness of Decree nº 5,164/2004.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

COELCE

Following are significant claims to which legal advisors estimate the likelihood of loss as possible and which do not require any provision to be established.

●

At the state level, the subsidiary has been holding discussions on various ICMS matters, amounting to R$333,750 at December 31, 2015 (R$307,636 in 2014), as follows: special regime from Agreement No, 035/91; master records of tax exempt, immune and non-taxable consumers; credit on capital expenditures; transfer of credits; cancellation of invoices; reversal of credit – low income consumer; tax on certain operations; energy acquired for own consumption and difference between values recorded and values reported in the tax statements.

●

At City level, the subsidiary is party to legal and administrative proceedings in the City of Fortaleza, referring to the Service tax (ISS), totaling R$35,685 at December 31, 2015 (R$50,792 in 2014). These refer to: ancillary services; personal property leases; amounts withheld at source, and services rendered in other cities, In the City of Iguatu, tax enforcement amounting to R$3,370 at December 31, 2015 (R$3,083 in 2014).

Ampla Energia

Tax withheld at source – Issue of Fixed Rate Notes (FRN)

In 2005 the Brazilian IRS issued a tax notice, as it understood that the subsidiary was no longer subject to the zero rate tax benefit of the Withholding income tax (IRRF) levied on interest and other income transferred to parties abroad, due to Fixed Rate Notes (FRN) issued by the subsidiary in 1998. A decision awarded to an appeal was favorable to the subsidiary. The subsidiary was served notice about the decisions handed down by the Administrative Board of Tax Appeals (CARF), whereby the Tax Notice was deemed founded. As a result, the subsidiary filed for a provisional remedy for guarantee anticipation in order to obtain a certificate attesting to the regular payment of existing tax debts. This is still under discussion by means of a legal proceeding. The amount involved in this proceeding, restated at December 31, 2015, is R$1,127,837 (R$1,068,018 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

Ampla Energia (Continued)

COFINS

Delinquent tax collection procedures in connection with a notice of delinquency served by the Brazilian IRS in 2003 to collect COFINS debts from a supposed default from December 2001 to March 2002. The value involved in the claim, restated at December 31, 2015, reaches R$149,174 (R$142,141 in 2014).

ICMS - Due date

The Rio de Janeiro State Finance Office served in 2005 a notice of delinquency in connection with a voluntary payment, out of the legal due date set by Decree No, 31,632/02, of ICMS and ICMS surtax earmarked for the State Fund to Combat Poverty, without payment of legal interest and fines. In 2012 the subsidiary was noticed of the decision made by the Full Bench Board, which upheld the notice of delinquency and filed an appeal to the State Finance Officer. Notwithstanding the appeal filed, delinquent tax collection procedures were initiated, and the subsidiary has been discussing the matter through legal claims. The amount involved in these claims, restated at December 31, 2015, reaches R$284,798 (R$268,912 in 2014).

ICMS – Various subjects

At the state level, the subsidiary has been holding discussions on various ICMS matters, amounting to R$187,062 at December 31, 2015 (R$199,158 in 2014), as follows: due date; credit on capital expenditures; offsetting of credits; outgoing goods for repair; comparison between management reports and tax registers and prior months’ cancellations.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

Ampla Energia (Continued)

Local issues

At local level, the subsidiary has been challenging, with the Niterói, Rio Bonito and Rio das Ostras Cities, issues related to the Soil Use Charge, and, with the City of Niterói, issues related to the occupation charge, totaling R$35,485 at December 31, 2015. As regards the ISS, there is a tax notice issued by the City of Cabo Frio and tax enforcement filed by the City of Niterói, amounting to R$10,830 and R$1,887, respectively, at December 31, 2015 (R$10,296 and R$1,739 in 2014, respectively).

In addition to these proceedings, as of December 31, 2015, the subsidiary is party to other proceedings involving lower amounts, in connection with IRPJ, PIS, COFINS, ICMS, IPTU and ISS, in the restated amount of R$10,144 (R$6,955 in 2014).

CDSA

CSLL – offsetting of tax loss balance

The Brazilian IRS served the subsidiary a tax notice for the offsetting of tax base losses computed in base years 1998 to 1999, The subsidiary filed a declaratory judgment action, claiming for full deposit of the debt amount, to discuss the matter in court. The appeal of this matter is pending judgment, The restated proceeding amount in December 2015 is R$17,931 (R$17,182 in 2014).

In addition to these proceedings, the subsidiary is party to other tax proceedings involving lower amounts, totaling R$764 at December 31, 2015 (R$747 in 2014).

CGTF

PIS and COFINS

The subsidiary was served a notice by the Brazilian IRS for differences between PIS and COFINS amounts reported and those recorded in November 2003 and from February to November 2004. The subsidiary is awaiting a decision on its appeal by CARF. The tax notice restated amount is R$75,491 in December 2015 (R$71,205 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

b)	Contingencies involving possible loss (Continued)

(iii)	Tax risks (Continued)

CIEN

PIS/COFINS

The National Finance Department filed two tax enforcement actions to collect PIS and COFINS debts, in the restated amount of R$7,697 at December 31, 2015 (R$5,108 in 2014). The subsidiary is awaiting judgment of the appeals filed.

IRPJ/CSLL

Brazilian IRS issued a tax notice on December 29, 2008, to collect IRPJ and CSLL debts arising from underpayment in 2003. The subsidiary partially paid the tax notice, and challenged the portion related to the collection of a single fine in December 2003. The challenged amount is R$10,130 (restated) at December 31, 2015 (R$7,209 in 2014).

c)	Contingent asset

Ampla Energia

In connection with the Motion to set aside the judgment filed by the Public Treasury, an unappealable decision by way of Writ of Mandamus whereby subsidiary Ampla COFINS contribution tax immunity until year 2001 had been recognized was confirmed in March 2010, Subsidiary Ampla currently seeks refund of amounts paid in a specific suit. The likelihood of loss is remote since the sole subject matter of this proceeding is claiming refund of amounts unduly paid (recognized as such by operation of the COFINS immunity confirmed), and there is nothing further to object to subsidiary Ampla Energia’s right to said refund, The updated amount of this process at December 31, 2015 is R$166,758 (R$161,686 in 2014)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

23.	Provision for tax, civil and labor risks (Continued)

Escrow deposits

The group has some deposits related to certain of the lawsuits, which are presented below

	12/31/2015	12/31/2014

Labor	197,135	169,315
Civil	68,312	54,511
Tax	28,934	37,894

Total	294,381	261,720

24.	Equity

a)	Capital

At December 31, 2015, fully subscribed and paid-in capital is represented by 178,692,925 voting common shares with no par value (178,692,925 in 2014)

At December 31, 2015 and December 31, 2014, the Company’s equity holding breaks down as follows:

	12/31/2015		12/31/2014		12/31/2013
	Number of common shares	% equity interest	Number of common shares	% equity interest	Number of common shares	% equity interest

Empresa Nacional de Electricidad S.A.	60,299,607	33.75	60,299,607	33.75	60,299,607	33.75
Cono Sur Participaciones S.A.	-	-	-	-	-	-
Enersis S.A.	87,200,363	48.80	87,200,363	48.80	87,200,363	48.80
Chilectra S.A.	9,275,291	5.19	9,275,291	5.19	9,275,291	5.19
Chilectra Inversud S.A.	10,342,306	5.79	10,342,306	5.79	10,342,306	5.79
Edegel S.A.	6,957,053	3.89	6,957,053	3.89	6,957,053	3.89

Grupo Enel	174,074,620	97.42	174,074,620	97.42	174,074,620	97.42

Treasury shares	4,618,298	2.58	4,618,298	2.58	4,618,298	2.58
Board of directors’ members	7	-	7	-	7	-

Other	4,618,305	2.58	4,618,305	2.58	4,618,305	2.58

Total	178,692,925	100.00	178,692,925	100.00	178,692,925	100.00

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

24.	Equity (Continued)

b)	Legal reserve

The Company’s Articles of Incorporation sets forth that 5% of the annual net income will be used to set up legal reserve, which shall not exceed 20% of the Company’s capital.

From 2012 on, the Company no longer recognizes a legal reserve, in compliance with the provisions of Article 193, paragraph 1, of Law No, 6,404/76, since the sum-up of its capital reserve and legal reserve exceeded 30% of capital.

c)	Statutory reserve for working capital

As provided for by the Company’s Articles of Incorporation, the remaining income for the year, after dividend distribution, will be allocated to a statutory reserve for working capital, except for an adverse resolution at the General Shareholders’ Meeting, as proposed by the Board of Directors. The total of the statutory reserve for working capital amount should not exceed the amount of the subscribed capital.

As presented in the note below, at December 31, 2015, the Group destined the amount of R$341,059 (R$506.680 in 2014) to the constitution of a statutory reserve for working capital.

d)	Dividends

In accordance with the Company’s Articles of Incorporation, the mandatory minimum dividend is 25% on adjusted net income, as set forth by Article 202 of Law no 6,404/76.

12/31/2015

Net income for the year	455,805
(+) Depreciation of PP&E (deemed cost)	24,866
(+) Unclaimed dividends	242

Adjusted profit	480,913
(-) Mandatory minimum dividends (25%)	120,228

360,685
Remeasurement loss on subsidiaries’ pension plans	(19,626)

Income reserve - statutory reserve for working capital	341,059

By resolution of the Annual General Meeting held on April 30, 2015, the dividend balance of R$175,759, related to the net income for the year ended December 31, 2014 would be paid until December 31, 2015. At December 30, 2015 shareholders issued individual letter of consent authorizing the Company to postpone dividend payment until December 2017 in order to enhance its liquidity.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

24.	Equity (Continued)

e)	Capital reserve

In 2005, shareholders increased the Company’s capital through investments in its current subsidiaries. This capital increase was divided into paid-up capital and capital reserve - Goodwill at the amount exceeding the value attributed to capital.

f)	Other comprehensive income

f.1)	Other comprehensive income - actuarial gains and losses

Pursuant to the standard IAS 19 - Employee Benefits (“IAS 19”), remeasurement gains and losses generated by adjustments and changes in actuarial assumptions of pension and retirement benefit plans and actuarial commitments referring to the health plan must be recognized under other comprehensive income, For the year ended December 31, 2015, the Company recognized the net balance of remeasurement losses, under other comprehensive income, in the amount of R$41,908 (R$42,073 in 2014).

f.2)	Other comprehensive income - cumulative translation adjustment

Pursuant to IAS 21, which determines that the effects of exchange variation on foreign investments be recognized under other comprehensive income, for the year ended December 31, 2015, the Company recognized the gain amount of R$42,302 (gain of R$2,089 in 2014, from the translation of financial statements of foreign subsidiaries, Compañia de Transmisión Del Mercosul S.A. - CTM and Transportadora de Energia S.A. – TESA).

f.3)	Other comprehensive income - gains and losses from cash flow hedge

Pursuant to IAS 39, which determines that the effective portion of gains or losses from derivative financial instruments classified as cash flow hedge be directly recognized in equity under other comprehensive income, for the year ended December 31, 2015 the Company recognized the net amount of R$7,441 (R$1,953 in 2014) in other comprehensive income.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

24.	Equity (Continued)

g)	Excess of income reserves

In December 31, 2015, the accumulated balance of income reserves is greater than the amount of capital. The General Shareholders’ Meeting to be held in April 2016, will decide on the application of these excess reserves in order to meet the defined in article 199 of Corporate Law.

25.	Commitments

The Group’s main long-term-contract-related commitments are as follows:

COELCE

The commitments related to the long-term contracts related to energy purchase will occur in the amount of R$2,315,471 in 2016, R$2,462,972 in 2017, R$2,661,669 in 2018 and R$62,541,029 after 2018.

The amounts related to power purchase agreements represents the total volume agreed at the current price at the end of the 2015 fiscal year that were approved by ANEEL.

Ampla Energia

The commitments related to the long-term contracts related to energy purchase will occur in the amount of R$2,318,300 in 2016, R$2,330,151 in 2017, R$2,533,185 in 2018and R$48,980,760 after 2018.

The amounts related to power purchase agreements represents the total volume agreed at the current price at the end of the 2015 fiscal year that were approved by ANEEL.

CDSA

The subsidiary CDSA maintains energy supply agreements signed with free customers and distributors through the CCEARs (agreements of purchase and sale of energy in the regulated environment).

	2016	2017	2018	2019	2020

Gross revenue	573,448	548,335	724,133	725,097	752,220

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits

Ampla Energia

The subsidiary Ampla Energia sponsors a pension fund managed by Ampla Social Security Foundation (BRASILETROS), a non-profit closely-held entity of private law for supplementary private pension plan. This Foundation manages two benefit plans: one is a defined benefit plan (Supplementary Retirement Plan - PCA), the main purpose of which is supplementing the benefits to which it is entitled, such as social security insured parties and the subsidiary’s employees; and a defined contribution plan (Variable Contribution Retirement Plan - PACV), the main purpose of which is granting benefits from accumulated reserves on behalf of the participants.

The retirement and pension benefit plans are actuarially evaluated in order to measure the sponsor’s commitments with benefit plans offered to its employees and former employees, The balance recorded at December 31, 2015, in the amount of R$491,635 (R$455,033 for 2014), corresponds to the total liabilities of the sponsor in relation to the plan of benefits.

The plans managed by subsidiary have the following key characteristics:

a)	Supplementary Retirement Plan - PCA (Defined Benefit)

Sponsor

The BD plan is under the capitalization regime for retirement, pension and aid benefits. The contributions are determined based on actuarial studies prepared by independent actuaries, and in accordance with the applicable rules in Brazil.

Active participants

At December 31, 2015 there are only two active participants employed by the Company.

Assisted participants

This contribution is set on an annual basis, based on the funding plan, which currently corresponds to the same cumulative percentages effective to the active participants.

At December 31, 2001, the subsidiary Ampla Energia recorded actuarial deficit amounting to R$118,221, presented in the Supplementary Retirement Plan (PCA), in accordance with CVM Rule No, 371 of December 13, 2000. This deficit was supported by the contract executed on January 1, 2002 with BRASILETROS, setting forth that the deficit would be amortized within 20 years with a grace period of 2 and a half years at a 6% interest rate per annum, plus INPC variations.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Ampla Energia (Continued)

b)	Variable Contribution Retirement Plan - PACV (Defined Contribution)

Sponsor

It contributes with 5.85% of the active participants’ payroll, of which 4.43% is destined to cover benefits and 1.42% to administrative expenses.

Active participants

PACV active participants shall make the contribution described in the Plan Rules, given that the average percentage calculated based on the PACV active population at the evaluation base date is equivalent to 5.08% of the PACV active participants’ payroll.

c)	Retiree’s health care plan (PAMA)

Ampla Energia is obliged to grant health care benefits only to former employees who were dismissed up to December 31, 1997 and who evidenced their absence through the public pension system. These benefits are optional and covered by Ampla Energia and the users on a pre-paid basis.

The plan is managed by Unimed Leste Fluminense by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The cost is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

The plan may be divided into 3 different groups, which share the same policy:

●

Assets - the plan is granted to employees and dependents. The cost collected from employees is determined by Ampla Energia according to the table broken down into three age ranges, collected by family group or family members. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law no 9,656.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Ampla Energia (Continued)

c)	Retiree’s health care plan (PAMA) (Continued)

●

Retirees Law no 9,656 - the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No, 9,656. The cost is directly collected by Unimed, the plan’s manager, and contributions per capita are structured by age range.

●

Retirees PDI - the group of retirees and dependents who enjoy the benefit to remain in the plan, and the costs are determined according to the same rules applied to that of employees, that is, contribution tables with three age ranges, collected by family group or family member in the plan.

d)	Benefit of payment of FGTS fine upon retirement

Subsidiary Ampla Energia has a Retirement Program ensuring the payment of at least 40% of the FGTS balance plus the employee’s 30-day resignation notice, observing the employment agreement, solely to those who are resigning for retirement.

Only employees who achieved at least 70% of the length of service at Ampla Energia will be entitled to this benefit.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

COELCE

Subsidiary COELCE sponsors a pension fund managed by COELCE Social Security Foundation (FAELCE), a non-profit closely-held entity of private law for supplementary private pension plan. This Foundation manages two benefit plans: one is a defined benefit plan (BD Plan), the main purpose of which is supplementing the benefits to which it is entitled, such as social security insured parties and COELCE employees; and a defined contribution plan (CD Plan), the main purpose of which is granting benefits from accumulated reserves on behalf of the participants.

The plans managed by subsidiary COELCE have the following key characteristics:

a)	Defined Contribution Plan (CD)

The subsidiary makes monthly contributions for CD Plan in the same amount as the participants’ contributions. The contribution amount varies according to the remunerations, given that its calculation is based on the rates of 2.5%, 4.0% and 9.0% applied on a “cascade” basis.

b)	Defined Benefit Plan (BD)

The BD plan is under the capitalization financial regime for retirement, pension and aid benefits.

Sponsor

The BD plan is under the capitalization regime for retirement, pension and aid benefits. The contributions are determined based on actuarial studies prepared by independent actuaries, and in accordance with the applicable rules in Brazil.

Active participants

At December 31, 2015 there is approximately 270 active participant employed by the Company

Assisted participants

This contribution is set on an annual basis, based on the funding plan, which currently corresponds to the same cumulative percentages effective to the active participants.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

COELCE (Continued)

b)	Defined Benefit Plan (BD) (Continued)

Plan benefits include:

●	Supplement to disability retirement;

●	Supplement to retirement for contribution time;

●	Supplement to retirement by age;

●	Supplement to special retirement;

●	Supplement to reclusion support;

●	Supplement to pension for death; and

●	Supplement to annual bonus.

The mathematical calculation referring to supplementary retirement and pension benefits of BD plan adopts the projected unit credit method.

c)	Health Care Plan

The health care plan, managed by Unimed Fortaleza, is ruled by way of agreements with a periodic contribution adjustment clause in view of the group’s loss ratio. The costing is calculated per capita according to a table broken down into 10 age ranges, in accordance with the criteria allowed by ANS.

The plan may be divided into 3 different groups which share the same policy:

●

Active employees - the plan is granted to employees and dependents. The cost collected by the plan’s manager is partially covered by COELCE, subject to the contribution proportion determined based on the related salary range. Since the contribution is made by employees, it generates life benefits after 10 years of contribution, pursuant to Law no 9,656.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Subsidiary COELCE (Continued)

c)	Health Care Plan (Continued)

●

Retirees Law no 9,656 - the group that exercised the right to remain in the plan, provided that they make contributions at their own expenses, pursuant to Law No, 9,656. The cost is directly collected by Unimed, the plan’s manager, according to the plan rules.

●	Special retirees - a closed group of retirees and dependents, partially borne by COELCE (60%), as a result of negotiations ratified by way of a collective agreement.

d)	Benefit of payment of FGTS fine upon retirement

Pursuant to the collective agreement in force, for retirement cases in any categories, in the event of termination of the employee agreement, the employee will be entitled to receive the fine equal to 40% of the FGTS balance for termination purposes, as set forth in the Act of Temporary Constitutional Provisions (ADCT).

Currently, BD and CD plans of subsidiary COELCE have a total actuarial surplus of R$123,077 at December 31, 2015 (R$147,258 in 2014). Actuarial surplus is not accounted for since, in accordance with the rules of the Brazil’s National Supplementary Pension Board (CNPC) – CGPC Resolution No, 26/2008, as amended by CNPC Resolution no 09/2012, any economic benefits for the sponsor may only be required if the contingency reserve is recognized at its maximum percentage, which is 25% of mathematical reserves, in order to ensure financial balance of the plan due to volatility of these obligations. Surplus may only be used by the sponsor as from such limit to cover future contributions or to be reimbursed thereto. For subsidiary COELCE, this was below 5% at December 31, 2015. For health care plans and FGTS for 2014, liabilities totaled R$87,436 (R$91,082 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Reconciliation of opening and ending balances of present value of actuarial obligations

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Present value of actuarial obligations at the beginning of the year	1,021,198	933,485	904,974	817,861	1,926,172	1,751,346
Cost of current services	1,837	1,231	3,038	(424)	4,875	807
Cost of interest	121,575	109,714	108,390	97,120	229,965	206,834
Participants’ contribution	22	29	2,287	2,089	2,309	2,118
Benefits paid	(97,301)	(88,353)	(70,087)	(60,038)	(167,388)	(148,391)
Actuarial gain/(loss)	(18,327)	65,092	(54,902)	48,366	(73,229)	113,458

Total present value of actuarial obligation	1,029,004	1,021,198	893,700	904,974	1,922,704	1,926,172

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Present value of actuarial obligations at the beginning of the year	1,169,274	964,017	2,133,291
Cost of current services	1,515	7,848	9,363
Cost of interest	110,392	91,449	201,841
Participants’ contribution	27	-	27
Benefits paid	(80,561)	(63,320)	(143,881)
Actuarial gain/(loss)	(267,162)	(182,132)	(449,294)

Total present value of actuarial obligation	933,485	817,862	1,751,347

Reconciliation of opening and ending balances of the fair value of plan assets

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Fair value of plan assets at the beginning of the year	646,407	540,146	961,150	910,871	1,607,557	1,451,017
Interest income on assets	78,655	63,192	117,105	110,589	195,760	173,781
Participants’ contribution	22	29	2,287	2,089	2,309	2,118
Sponsors’ contribution	61,967	48,820	16,091	25,395	78,058	74,215
Benefits paid in the year	(97,301)	(88,352)	(70,087)	(60,038)	(167,388)	(148,390)
Actuarial return	(33,093)	82,572	(97,205)	(27,756)	(130,298)	54,816

Fair value of plan assets at the end of the year	656,657	646,407	929,341	961,150	1,585,998	1,607,557

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Fair value of plan assets at the beginning of the year	688,378	1,006,903	1,695,281
Interest income on assets	65,192	96,993	162,184
Participants’ contribution	28	4,956	4,983
Sponsors’ contribution	40,962	21,715	62,677
Benefits paid in the year	(80,561)	(63,320)	(143,881)
Actuarial return	(173,853)	(156,376)	(330,229)

Fair value of plan assets at the end of the year	540,146	910,871	1,451,016

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Reconciliation of present value of actuarial obligations and plan assets value, with assets and liabilities recorded in the balance sheet

	Ampla Energia		COELCE		Consolidated

	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Present value of actuarial obligations	(1,029,004)	(1,021,198)	(893,700)	(904,974)	(1,922,704)	(1,926,172)
Fair value of assets	656,657	646,407	929,341	961,150	1,585,998	1,607,557

Present value of obligations exceeding Fair value of assets	(372,347)	(374,791)	35,641	56,176	(336,706)	(318,615)
Effect of limit for asset recognition	-	-	(123,077)	(147,258)	(123,077)	(147,258)

Net actuarial assets/(liabilities) (*)	(372,347)	(374,791)	(87,436)	(91,082)	(459,783)	(465,873)
Debt raised	(119,288)	(70,242)	-	-	(119,288)	(70,242)

Net actuarial assets/(liabilities) calculated	(491,635)	(445,033)	(87,436)	(91,082)	(579,071)	(536,115)

Current	-	-	(2,040)	(770)	(2.040)	(770)
Non-current	(491.635)	(445,033)	(85,396)	90,312	(577.031)	535,345

(*) The amount for the Ampla Energia comprises the balance of the agreed debt

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Present value of actuarial obligations	(933,485)	(817,862)	(1,751,347)
Fair value of assets	540,146	910,871	1,451,017

Present value of obligations exceeding Fair value of assets	(393,339)	93,009	(300,330)

Effect of limit for asset recognition		(177,515)	(177,515)
Net actuarial assets/(liabilities) (*)	(393,339)	(84,506)	(477,845)
Debt raised		(12,824)	(12,824)

Net actuarial assets/(liabilities) calculated	(393,339)	(97,330)	(490,669)

Expenses recorded in income statements

	Ampla Energia		COELCE		Consolidated

	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Current service cost	1,859	1,260	5,325	1,665	7,184	2,925
Participants’ contribution	(22)	(29)	(2,287)	(2,089)	(2,309)	(2,118)

Service cost	1,837	1,231	3,038	(424)	4,875	807

Net interest on the net defined benefit liability/(asset)	42,920	46,522	9,722	8,587	52,642	55,109

Total expenses/ (revenues)	44,757	47,753	12,760	8,163	57,517	55,916

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Expenses recorded in income statements (Continued)

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Current service cost	1,542	7,848	9,390
Participants’ contribution	(27)	(4,956)	(4,983)

Service cost	1,515	2,892	4,407

Net interest on the net defined benefit liability/(asset)	48,817	11,965	60,782

Total expenses/ (revenues)	50,332	14,857	65,189

Amount that each main category of plan assets represents in relation to the total fair value of plan assets

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Debt securities	416,343	400,662	757,386	779,064	1,173,729	1,179,726
Equity securities	131,822	134,592	64,446	70,244	196,268	204,836
Real estate	94,991	92,341	91,333	90,071	186,324	182,412
Others	13,500	18,811	16,176	21,771	29,676	40,582

Fair value of plan assets	656,656	646,406	929,341	961,150	1,585,998	1,607,556

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Debt securities	356,306	690,238	1,046,544
Equity securities	119,613	118,159	237,772
Real estate	47,025	63,586	110,611
Others	17,202	38,888	56,090

Fair value of plan assets	540,146	910,871	1,451,017

Total amounts recorded in other comprehensive income

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Actuarial (gain) loss on obligation	(18,327)	65,092	(54,902)	48,366	(73,229)	113,458
Actuarial (gain) loss on plan assets	33,093	(82,572)	97,205	27,756	130,298	(54,816)
Change in recognized restrictions of assets	-	-	(42,617)	(52,313)	(42,617)	(52,313)
Change in adjustment for debt recognition	49,045	70,242	-	(12,824)	49,045	57,418
Effect of adoption - IAS 19 (R1)	-	-	-	-	-	-

Total other comprehensive loss (income) in the year	63,811	52,762	(314)	10,985	63,497	63,747

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

Total amounts recorded in other comprehensive income (Continued)

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Actuarial gain/(loss) on obligations	(267,162)	(182,132)	(449,294)
Actuarial gain/(loss) on plan assets	173,853	156,376	330,229
Change in recognized restrictions of assets	-	59,222	59,222
Change in adjustment for debt recognition	-	(5,323)	(5,323)
Effect of adoption - IAS 19 (R1)	(3,617)	(6,951)	(10,568)

Total other comprehensive loss (income) in the year	(96,926)	21,192	(75,734)

Actual return on plan assets

	Ampla Energia		COELCE		Consolidated

	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Interest income on plan assets	78,655	63,192	117,105	110,589	195,760	173,781
Actuarial gain (loss) on plan assets	(33,093)	82,572	(97,205)	(27,756)	(130,298)	54,816

Actual return on plan assets	45,562	145,764	19,900	82,833	65,462	228,597

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Interest income on plan assets	65,192	96,993	162,185
Actuarial gain (loss) on plan assets	(173,853)	(156,376)	(330,229)

Actual return on plan assets	(108,661)	(59,383)	(168,044)

Reconciliation of opening and closing balances of defined benefit asset ceiling effect

	Ampla Energia		COELCE		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Unrecognized asset at the beginning of the year	70,242	-	147,258	190,339	217,500	190,339
Interest on unrecognized asset recognized in P&L	-	-	18,436	22,056	18,436	22,056
Other changes in unrecognized asset due to the asset ceiling	49,046	70,242	(42,617)	(65,137)	6,429	5,105

Unrecognized asset at end of year	119,288	70,242	123,077	147,258	242,365	217,500

	Ampla Energia	COELCE	Consolidated

	12/31/2013	12/31/2013	12/31/2013

Unrecognized asset at the beginning of the year	-	125,882	107,735
Interest on unrecognized asset recognized in P&L	-	10,558	10,558
Other changes in unrecognized asset due to the asset ceiling	-	53,899	59,222

Unrecognized asset at end of year	-	190,339	177,515

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

26.	Post-employment benefits (Continued)

The Group recognized expenses with the defined contributions plan in the amount of R$4,597 for the year ended December 31, 2015 (R$7,442 in 2014).

Main assumptions adopted

The main assumptions adopted by the independent actuary for calculation were as follows, considering nominal amounts:

	Ampla Energia				COELCE
Main actuarial assumptions	PCA	PACV	PAMA	FGTS	BD	CD	Health Plan	FGTS

Discount rate	14,18%	14,18%	14,18%	14,21%	14,18%	14,21%	14,16%	14,02%
Expected assets return rate	14.18%	14.18%	N/A	N/A	14.18%	14.21%	N/A	N/A
Salary growth rate	9.69%	9.69%	N/A	9.69%	9.69%	9.69%	N/A	9.69%
Expected inflation rate	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Adjustment of benefits granted	6.50%	6.50%	N/A	N/A	6.50%	6.50%	N/A	N/A
Overall mortality table	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000	AT-2000
Entry disability table	Light-Average	Light-Average	Light-Average	Light-Average	Light-Average	Light-Average	Light-Average	Light-Average
Disability mortality table	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	AT-49 + 6 years	N/A

For actuarial assessment for 2015, a medical cost growth assumption (medical inflation) of 9.69% p.a. (3% p.a. in actual terms) was adopted.

For projected costs, a cost growth assumption was adopted due to aging factor of 3.00% p.a. (3.00% p.a. in 2014). An actual growth assumption was adopted for health care plan contributions of 1.50% p.a. in 2015 (1.50% p.a. in 2014). An assumption that all members will remain in the health care plan in retirement was adopted.

For balances accumulated in FGTS, a zero profitability assumption was adopted.

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

27.	Income tax and social contribution

The reconciliation of provision for income and social contribution taxes, calculated at the statutory tax rate, with the amounts in the income statements, is as follows:

Description	12/31/2015	12/31/2014	12/31/2013

Income before income taxes	973.864	1.155.351	1.666.211
Nominal rate of taxes	34%	34%	34%

	(331.114)	(392.819)	(566.512)

Effects of (additions) exclusions on taxes calculation
Permanents – no deductible expenses and fines	(118.368)	26.141	52.997
Differences in foreign subsidiaries	(6.960)	(4.426)	5.405
Tax incentives	74.679	84.904	100.091
Others	(4.923)	3.491	(4.551)

Income and social contribution taxes on profit and loss	(386.686)	(282.709)	(412.570)

Current income and social contribution taxes	(359.136)	374.193	445.426
Deferred income and social contribution taxes	(27.550)	(91.484)	(32.856)

Total	(386.686)	282.709	412.570

Below is presented the detail of deferred taxes:

	Balance sheets		Income statement and other comprehensive income
	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Income tax and social contribution calculated on temporary differences	383,298	334,800	48,498	(55,109)

Allowance for doubtful accounts	183,015	162,941	20,074	(1,048)
Provision for tax, civil, labor and regulatory risks	251,658	229,985	21,673	26,284
Provision for inventory obsolescence	1,369	1,288	81	(1,900)
Derecognition of regulatory asset	-	-	-	(46,620)
Provision for gains and losses - hedge	-	-	-	(4,228)
Unrealized exchange variation	(60,153)	(38,443)	(21,710)	(17,340)
Deemed cost	(60,662)	(73,077)	12,415	-
Others	68,071	52,106	15,965	(14,485)

Deferred Income tax and social contribution calculated on CPCs adjustments- P&L	(170,969)	(96,674)	(74,295)	146,593

Indemnifiable assets (concession)	(224,311)	(153,413)	(70,898)	102,564
Derecognition of exchange variation over PP&E	51,384	54,859	(3,475)	(3,478)
Derecognition of regulatory liability	-	-	-	46,981
Special (CME) and supplementary (CMC) monetary restatement	(1,754)	(1,832)	78	526
Deferred losses	3,712	3,712	-	-

Subtotal - impact on profit & loss	212,329	238,126	(25,797)	91,484

Deferred Income tax and social contribution calculated on CPCs adjustments - Other comprehensive income	212,475	187,054	25,421	22,680

Pension plan	214,153	192,564	21,589	21,674
Swap	(3,241)	(5,510)	2,269	1,006
NDF	1,563	-	1,563	-

Total	424,804	425,180	(376)	114,164

Deferred taxes (Asset)	485,466	498,257
Deferred taxes (Liability)	(60,662)	(73,077)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

28.	Net revenue

Electricity supply breakdown by class of consumers is as follows:

	12/31/2015	12/31/2014	12/31/2013

Billed supply	10,943,440	8,260,953	7,411,584
Unbilled supply	141,274	33,186	(36,572)

Consumers, concessionaires and authorized parties	11,084,714	8,294,139	7,375,012

Electricity supply	724,722	988,803	695,619
Low-income	235,797	273,912	252,997
Revenue from use of electricity grid - free consumers - resale	100,909	76,343	82,040
CDE Subventions - Tariff discount	357,572	294,374	217,730
Availability of the electricity network	246,762	164,663	182,657
RAP	315,492	311,925	270,485
Availability of the transmission network to related parties	16,140	12,768	15,794
Revenue from construction	1,174,337	763,142	698,047
Revenue from Portion A and other financial items	1,443,325	722,198	-
Other revenue	245,566	235,523	208,597

Gross operating revenue	15,945,336	12,137,790	9,998,978

(-) Revenue deductions
State VAT (ICMS)	(2,931,942)	(2,049,512)	(1,827,592)

Contribution Tax on Gross Revenue for Social Integration Program (PIS)	(260,924)	(84,413)	(84,168)
Contribution Tax on Gross Revenue for Social Security Financing (COFINS)	(1,201,837)	(388,909)	(327,781)
Service tax (ISS)	(4,415)	(3,713)	(3,996)
CCC/CDE Subventions	(1,194,873)	(50,554)	(39,480)
P&D and energy effectiveness	(85,480)	(84,314)	(74,381)
Other taxes and contributions on revenue	(43,066)	(55,524)	(32,046)

Total revenue deductions	(5,722,537)	(2,716,939)	(2,389,444)

Total	10,222,799	9,420,851	7,609,534

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

29.	Operating costs and expenses

Operating expenses breakdown according to their nature is as follows:

	12/31/2015					12/31/2014	12/31/2013

	Cost of services	Selling expenses	General and administrative expenses	Others	Total	Total	Total

Personnel (including private pension plan)	(260,381)	(4,707)	(190,596)	-	(455,684)	(394,415)	(379,538)
Administrators	(841)	(619)	(3,607)	-	(5,067)	(8,056)	-
Material	(61,538)	-	(1,766)	-	(63,304)	(34,633)	(31,354)
Raw material and inputs for electricity production	(320,904)	-	-	-	(320,904)	(248,512)	(233,648)
Third-party services	(568,588)	(9,381)	(139,723)	-	(717,692)	(595,158)	(545,763)
Electricity purchased for resale	(4,719,542)	-	-	-	(4,719,542)	(4,357,390)	(2,837,970)
Transmission system charges	(484,016)	-	-	-	(484,016)	(376,392)	(321,758)
System service charges	(134,307)	-	-	-	(134,307)	582	(25,858)
Asset retirement costs	(34,552)	-	-	-	(34,552)	(41,008)	(94,087)
Depreciation and amortization	(490,459)	-	(25,108)	-	(515,567)	(544,974)	(517,941)
Allowance for doubtful accounts	-	(157,618)	(454)	-	(158,072)	(60,262)	(98,419)
Construction cost	(1,174,337)	-	-	-	(1,174,337)	(763,142)	(698,047)
Provision for contingencies	-	-	(67,296)	-	(67,296)	(63,557)	(75,517)
Amortization and reversal of goodwill on merger	-	-	-	(23,269)	(23,269)	(22,622)	(24,720)
DIC/FIC indemnification	(51,988)	-	-	-	(51,988)	(46,206)	(33,875)
Other operating costs/expenses	(42,526)	(46)	(111,497)	(5,567)	(159,636)	(115,017)	(102,950)

	(8.343.979)	(172,371)	(540,047)	(28,836)	(9,085,233)	(7,670,762)	(6,021,445)

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

30.	Financial income (expenses)

Description	12/31/2015	12/31/2014	12/31/2013

Financial income
Income from short-term investments	97,510	163,339	151,565
Penalties and arrears surcharges	139,577	96,207	89,915
Financial income - indemnifiable assets	212,922	-	205,165
Credit updated for PIS and COFINS	-	269	100,671
Employer’s contribution to INSS	-	12,681	-
Judicial deposits restatement	15,744	-	-
Financial asset from portion A and other financial items	108,134	-	-
Other financial income	57,949	63,754	64,277

Total financial income	631,836	336,250	611,593

Financial expenses
Monetary restatement	(9,868)	(781)	(16,043)
Debt charges	(152,746)	(116,139)	(79,656)
Restatement of taxes and penalties	(6,408)	(6,032)	(8,216)
Monetary restatement on provisions for tax, civil and labor risks	(146,328)	(101,242)	(65,065)
Pension plan charges	(52,642)	(55,109)	(50,214)
Interest expenses on debentures	(152,499)	(117,542)	(107,148)
Monetary restatement of debentures	(97,929)	(57,801)	(59,380)
Energy Effectiveness Correction and P&D Program	(1,022)	(1,747)	(1,609)
IOF and IOC	(16,610)	(14,734)	(6,076)
Fines	(34,982)	(36,024)	(42,859)
Indemnification assets expense	-	(306,060)	-
Other financial expenses	(78,493)	(99,127)	(79,445)

Total financial expenses	(749,527)	(912,338)	(515,711)

Exchange gains	90,802	110,797	105,620
Exchange losses	(136,813)	(129,447)	(123,380)

Exchange gains (losses), net	(46,011)	(18,650)	(17,760)

Financial income (expenses), net	163,702	(594,738)	78,122

31.	Profit sharing

The Company and its subsidiaries implemented a profit sharing program based on operating and financial goals previously defined, given that these goals come from the Group’s strategic planning up to each professional’s respective area, in addition to a behavioral assessment of each employee. In 2015, profit sharing amounted to R$3,918 (R$4,299 in 2014). The Group’s profit sharing amount summed up to the profit sharing amount of its subsidiaries totaled R$33,367 in 2015 (R$39,897 in 2014).

Enel Brasil S.A.

Notes to the consolidated financial statements (Continued)

December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

32.	Insurance coverage

The Company’s subsidiaries main assets in service are covered by an operating risk policy of Enel Group, with amount in risk for material damages totaling R$8,063,159, for loss of profit of R$11,314,165 and a general indemnification limit, per loss, of R$192,195 for distribution companies, and R$2,964,377 for other companies. The Group also takes out civil liability insurance included in Enel Corporate insurance program amounting to R$768,700 per loss or annual aggregate. Both programs are valid for the period from November 1st, 2014 to October 31, 2015.

At December 31, 2015, Enel Brasil’s subsidiaries had the following insurance coverage:

Operational risk

Subsidiaries	Effective date	Insured amount	Maximum guarantee per loss

Ampla Energia	11/01/2015 to 10/31/2016	1,505,861	192,195
CDSA	11/01/2015 to 10/31/2016	3,005,103	2,964,377
CIEN	11/01/2015 to 10/31/2016	1,542,452	2,964,377
CGTF	11/01/2015 to 10/31/2016	1,027,835	2,964,377
COELCE	11/01/2015 to 10/31/2016	968,230	192,195
Enel Brasil	11/01/2015 to 10/31/2016	5,186	2,964,377
Prátil	11/01/2015 to 10/31/2016	8,492	2,964,377

Civil liability

Subsidiaries	Effective date	Maximum guarantee per loss

Ampla Energia	11/01/2015 to 10/31/2016	768,780
CDSA	11/01/2015 to 10/31/2016	768,780
CIEN	11/01/2015 to 10/31/2016	768,780
CGTF	11/01/2015 to 10/31/2016	768,780
COELCE	11/01/2015 to 10/31/2016	768,780
Enel Brasil	11/01/2015 to 10/31/2016	768,780
Prátil	11/01/2015 to 10/31/2016	768,780